As filed with the Securities and Exchange Commission on January 13, 2017

Registration No. 333-215099

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EPR PROPERTIES

(Exact name of registrant as specified in its charter)

Maryland	6798	43-1790877
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

909 Walnut Street, Suite 200

Kansas City, Missouri 64106

(816) 472-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig L. Evans

Senior Vice President, General Counsel and Secretary

EPR Properties

909 Walnut Street, Suite 200

Kansas City, Missouri 64106

(816) 472-1700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Holly J. Greer

General Counsel, Senior Vice President and Secretary

CNL Financial Group, Inc.

450 S. Orange Avenue

Orlando, Florida 32801

(407) 650-1000

James W. Allen, Esq. B. Scott Gootee, Esq. Stinson Leonard Street LLP 1201 Walnut, Suite 2900 Kansas City, Missouri 64106 (816) 842-8600	John T. Haggerty, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Richard Baltz, Esq. Neil M. Goodman, Esq. Arnold & Porter LLP 601 Massachusetts Ave, NW Washington, DC 20001 (202) 942-5000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross Border Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Amount to be registered (2)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (3)	Amount of registration fee (4)
Common shares of beneficial interest, $0.01 par value per share	9,485,715	N/A	$680,789,766	$429

(1)	This Registration Statement relates to common shares of beneficial interest, $0.01 par value per share (“common shares”), of EPR Properties (“EPR”) issuable to CNL Lifestyle Properties, Inc. (“CLP”) pursuant to that certain Purchase and Sale Agreement, dated as of November 2, 2016, by and among CLP, CLP Partners, LP, EPR, Ski Resort Holdings LLC and the other sellers named therein (the “Purchase Agreement”).
(2)	The amount of EPR common shares to be registered has been determined based on the estimated maximum number of EPR common shares that may be issued pursuant to the Purchase Agreement.
(3)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the product of (A) 9,485,715, the maximum number of EPR common shares that may be issued pursuant to the transactions contemplated herein, and (B) $71.77, the average of the high and low sale prices for EPR common shares as reported on the New York Stock Exchange on January 10, 2017, a date within five (5) business days prior to the date of filing of this Registration Statement.
(4)	Calculated pursuant to Rule 457(o) at the statutory rate of $115.90 per $1.0 million of the securities registered. The registrant previously paid $78,475 of the registration fee in connection with its initial Registration Statement on Form S-4 filed on December 14, 2016 (File No. 333-215099).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. EPR Properties may not issue the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities nor should it be considered a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2017

PROXY STATEMENT/PROSPECTUS

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Dear CNL Lifestyle Properties, Inc. Stockholders:

You are cordially invited to attend a special meeting of the stockholders of CNL Lifestyle Properties, Inc. (“CLP”) to be held on Friday, March 24, 2017 at 10:00 a.m. Eastern Time at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801. At the special meeting, CLP is seeking your approval of:

•	the sale of all of CLP’s remaining properties (the “Sale”) to EPR Properties, a Maryland real estate investment trust (“EPR”), and Ski Resort Holdings LLC, a Delaware limited liability company affiliated with Och-Ziff Real Estate (“SRH”), pursuant to and on the terms and conditions set forth in a purchase and sale agreement, dated as of November 2, 2016, by and among EPR, SRH, CLP, CLP Partners, LP, a Delaware limited partnership and the operating partnership of CLP, and certain CLP subsidiaries (the “Purchase Agreement”);

•	the plan of liquidation and dissolution of CLP (the “Plan of Dissolution”), including the complete liquidation and dissolution of CLP contemplated thereby, subject to the approval of the Sale and following the closing of the Sale; and

•	a proposal to adjourn the special meeting to another date, even if a quorum is present, to solicit additional votes to approve the Sale and/or the Plan of Dissolution of CLP, if necessary.

As consideration for the Sale, CLP will receive approximately $830 million, which is estimated to be paid (i) approximately $183 million in cash, subject to adjustment in accordance with the terms of the Purchase Agreement and (ii) approximately $647 million of common shares (“Share Consideration”) of beneficial interest of EPR (“EPR common shares”). The number of EPR common shares to be received by CLP will be determined by dividing approximately $647 million by the volume weighted average price per EPR common share on the New York Stock Exchange (the “NYSE”) for the ten business days ending on the second business day before the closing of the Sale (the “Closing VWAP”), provided that (i) if the Closing VWAP is less than $68.25, then the calculation will be made as if the Closing VWAP were $68.25 and (ii) if the Closing VWAP is greater than $82.63, then the calculation will be made as if the Closing VWAP were $82.63.

If the Sale is approved by CLP stockholders and consummated, pursuant to the Purchase Agreement, CLP will transfer all of its remaining properties to EPR and SRH, as applicable, and CLP will continue to exist as a separate legal entity until its subsequent liquidation and dissolution pursuant to the Plan of Dissolution, if the Plan of Dissolution proposal is approved by CLP’s stockholders.

CLP currently estimates that its assets after completion of the Sale will be sufficient to satisfy its known retained liabilities and expenses associated with the Sale and the Plan of Dissolution. CLP currently estimates that as a result of the Sale and its liquidation and dissolution pursuant to the Plan of Dissolution, its stockholders will receive an amount within the estimated range of $2.10 and $2.25 per share of CLP common stock, in cash and Share Consideration (which consists of between approximately 0.024 and 0.029 EPR common shares per share of CLP common stock), excluding amounts previously received by CLP stockholders on or about November 14, 2016 as a special distribution that was funded from the net proceeds of prior dispositions of certain of CLP’s assets as further described in this proxy statement/prospectus; provided, however, CLP is unable at this time to predict the exact amount, nature and timing of any distributions to its stockholders. Following the closing of the Sale, CLP’s assets will primarily consist of (i) between approximately 7.8 million and 9.5 million EPR common shares, subject to the collar mechanism described above; (ii) approximately $183 million in cash, subject to adjustment in accordance with the terms of the Purchase

Agreement; and (iii) additional cash and cash equivalents received from the prior sale of CLP’s other properties to the extent not already distributed to CLP stockholders. Although CLP currently expects the cash reserve to be sufficient to pay, or provide for the payment of, all of its known retained liabilities and obligations, it is possible that, in the course of the dissolution process, unanticipated expenses and contingent liabilities will arise. If such liabilities exceed the cash reserve, CLP or its successor (such as a liquidating trust) will reduce, and perhaps eliminate, the assets available for distribution to CLP’s stockholders.

A special committee of the CLP Board of Directors (the “Special Committee”), comprised of independent directors, evaluated the Sale and unanimously recommended that the CLP Board of Directors approve the Sale. The CLP Board of Directors, upon the unanimous recommendation of the Special Committee, determined that the Sale was advisable and in the best interests of CLP and its stockholders and unanimously approved the Sale and the Plan of Dissolution, including the complete liquidation and dissolution of CLP, and recommends that you vote FOR each of the proposals set forth in the attached proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the special meeting, please complete, sign, date and return the enclosed proxy card, or submit your proxy by telephone or the Internet, as soon as possible. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with your voting instruction card.

You are also encouraged to review carefully the enclosed proxy statement/prospectus, as it explains the reasons for the proposals to be voted on at the special meeting and contains other important information, including copies of the Purchase Agreement and Plan of Dissolution, which are attached to the accompanying proxy statement/prospectus as Annex A and Annex B, respectively. In particular, please review the matters referred to under “Risk Factors” starting on page 31 for a discussion of the risks related to the proposed Sale and the Plan of Dissolution, and the respective businesses of EPR and CLP.

Thank you for your cooperation, attention to these matters and continued support.

Sincerely,

Stephen H. Mauldin
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the Sale described in this proxy statement/prospectus or the EPR common shares to be issued in connection with the Sale, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                     , 2017 and is first being mailed to CLP stockholders on or about                     , 2017.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 24, 2017

To the Stockholders of CNL Lifestyle Properties, Inc.:

A special meeting of the stockholders of CNL Lifestyle Properties, Inc., a Maryland corporation (“CLP”), will be held at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801, on Friday, March 24, 2017, at 10:00 a.m. Eastern Time, for the following purposes:

(1)	to consider and vote on the sale of all of CLP’s remaining properties to EPR Properties, a Maryland real estate investment trust (“EPR”), and Ski Resort Holdings LLC, a Delaware limited liability company affiliated with Och-Ziff Real Estate (“SRH”), referred to herein as the Sale, pursuant to and on the terms and conditions set forth in a purchase and sale agreement, dated as of November 2, 2016, by and among EPR, SRH, CLP, CLP Partners, LP, a Delaware limited partnership and the operating partnership of CLP (the “Operating Partnership”), and certain CLP subsidiaries (the “Purchase Agreement”). The transactions contemplated by the Purchase Agreement are collectively referred to herein as the Sale Proposal;

(2)	to consider and vote on the plan of liquidation and dissolution of CLP (the “Plan of Dissolution”), including the complete liquidation and dissolution of CLP contemplated thereby, subject to the approval of the Sale Proposal and following the closing of the Sale, which is referred to herein as the Plan of Dissolution Proposal; and

(3)	to consider and vote on a proposal to adjourn the special meeting to another date, even if a quorum is present, to solicit additional votes to approve the Sale and/or the Plan of Dissolution, if necessary, which is referred to herein as the Adjournment Proposal.

This proxy statement/prospectus and the proxy card are being furnished to CLP’s stockholders in connection with the solicitation of proxies by the CLP Board of Directors for use at the special meeting of CLP stockholders.

A special committee of the CLP Board of Directors (the “Special Committee”), comprised of independent directors, evaluated the Sale Proposal and unanimously recommended that the CLP Board of Directors approve the Sale Proposal. The CLP Board of Directors, upon the unanimous recommendation of the Special Committee, determined that the Sale Proposal was in the best interests of CLP and its stockholders and unanimously approved the Sale and the Plan of Dissolution, including the complete liquidation and dissolution of CLP, and recommends that you vote FOR the approval of the Sale Proposal, FOR the approval of the Plan of Dissolution Proposal and FOR the approval of the Adjournment Proposal. The proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read in its entirety before voting.

Only holders of record of CLP common stock at the close of business on January 18, 2017 are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Approval of each of the Sale Proposal and the Plan of Dissolution Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CLP’s common stock entitled to vote thereon. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the special meeting assuming a quorum is present. Each outstanding share of common stock entitles the holder thereof to one vote. Therefore, your vote is very important.

If you do not either submit your proxy, instruct your broker, bank or other nominee how to vote your shares or vote in person at the special meeting, it will have the same effect as a vote against approval of the Sale Proposal and the Plan of Dissolution Proposal, but will have no effect on the Adjournment Proposal.

To ensure your representation at the special meeting and the presence of a quorum at the special meeting, whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it to CLP without delay in the postage-paid envelope enclosed for your convenience or submit your proxy by telephone or the Internet as provided on the proxy card. If a quorum is not reached, CLP’s proxy solicitation costs are likely to increase. Should you receive more than one proxy card because your shares are registered in different names and/or addresses, each proxy card should be signed, dated and returned to ensure that all of your shares will be voted. If you are present at the special meeting or any adjournments or postponements of the special meeting, you may revoke your proxy and vote personally on the matters properly brought before the special meeting. Your shares will be voted at the special meeting in accordance with your proxy. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with your voting instruction card.

By Order of the Board of Directors,

Orlando, Florida	Stephen H. Mauldin
, 2017	President and Chief Executive Officer

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE AUTHORIZE A PROXY TO VOTE YOUR SHARES BY (1) TELEPHONE, (2) USING THE INTERNET, (3) COMPLETING AND PROMPTLY RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED OR (4) FOLLOW THE DIRECTIONS PROVIDED BY YOUR BROKER, BANK OR OTHER NOMINEE REGARDING HOW TO INSTRUCT YOUR BROKER, BANK OR OTHER NOMINEE TO VOTE YOUR SHARES OF CLP COMMON STOCK.

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ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about EPR from documents that it has filed with the Securities and Exchange Commission (“SEC”) but that have not been included in or delivered with this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see “Where You Can Find More Information” beginning on page 230 of this proxy statement/prospectus.

EPR will provide you with copies of such documents (excluding all exhibits unless EPR has specifically incorporated by reference an exhibit into this proxy statement/prospectus), without charge, upon written request to:

Investor Relations Department

EPR Properties

909 Walnut Street, Suite 200

Kansas City, Missouri 64106

(816) 472-1700/FAX (816) 472-5794

Email info@eprkc.com

In order for you to receive timely delivery of the documents in advance of the special meeting, EPR should receive your request no later than                     , 2017.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by EPR, constitutes a prospectus of EPR under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the EPR common shares to be issued to CLP pursuant to the Purchase Agreement. This document also constitutes a proxy statement of CLP under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of CLP stockholders, at which meeting CLP stockholders will be asked to vote upon the Sale Proposal, the Plan of Dissolution Proposal and the Adjournment Proposal.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to CLP stockholders nor the issuance by EPR of its common shares in connection with the Sale will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to issue or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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QUESTIONS AND ANSWERS ABOUT THE SALE PROPOSAL, THE PLAN OF DISSOLUTION PROPOSAL, THE ADJOURNMENT PROPOSAL AND THE SPECIAL MEETING

The following are some of the questions that you, as a stockholder of CLP, may have regarding the Sale Proposal, the Plan of Dissolution Proposal, the Adjournment Proposal and the special meeting, and brief answers to those questions. For more detailed information about the matters discussed in these questions and answers, see “Proposal One—The Sale Proposal” beginning on page 57, “Proposal Two—The Plan of Dissolution Proposal” beginning on page 121 and “Proposal Three—The Adjournment Proposal” beginning on page 124. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus. CLP’s stockholders are urged to read this proxy statement/prospectus in its entirety. You should pay special attention to “Risk Factors” beginning on page 31 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 13.

Q:	Why am I receiving this proxy statement/prospectus?

A:	EPR and SRH (each, individually, a “Purchaser” and, collectively, the “Purchasers”) have agreed to acquire all of the remaining properties of CLP under the terms of the Purchase Agreement that is described in this proxy statement/prospectus. Following the completion of the Sale, CLP intends to promptly wind-up its affairs and distribute any remaining assets to its stockholders in accordance with the Plan of Dissolution that is described in this proxy statement/prospectus. In order to complete the Sale and the liquidation and dissolution of CLP pursuant to the Plan of Dissolution, CLP stockholders must approve the Sale Proposal and the Plan of Dissolution Proposal. CLP will hold a special meeting of its stockholders in order to obtain these approvals.

This proxy statement/prospectus contains important information about the Sale and the Plan of Dissolution. Copies of the Purchase Agreement and the Plan of Dissolution are attached to this proxy statement/prospectus as Annex A and Annex B, respectively. CLP stockholders should read this information carefully and in its entirety. The enclosed voting materials allow CLP stockholders to vote their shares without attending the special meeting in person.

Q:	Does my vote matter?

Yes. Your vote is very important. You are encouraged to submit your proxy as promptly as possible.

In particular, unlike most other public companies, no large brokerage houses, investment funds or affiliated groups of stockholders own substantial blocks of CLP’s shares. As a result, a large number of stockholders must be present in person or by proxy at the special meeting to constitute a quorum. Your immediate response will help avoid potential delays and may save significant additional expense associated with soliciting stockholder votes. If you do not either submit your vote by proxy or instruct your broker, bank or other nominee how to vote your shares or vote in person at the special meeting, it will have the same effect as a vote against the Sale Proposal and the Plan of Dissolution Proposal.

Questions about the Sale and the Plan of Dissolution

Q:	What will happen in the proposed Sale?

A:

Pursuant to the terms of the Purchase Agreement, subject to the satisfaction or waiver of certain conditions set forth in the Purchase Agreement, CLP proposes to sell all of its remaining properties to EPR and SRH. EPR and one or more of its affiliates will purchase the Northstar California Ski Resort and the Village at Northstar, which CLP formerly reported as two separate properties, and which are collectively referred to herein as the “Northstar California Ski Resort,” and 20 attractions assets located in the United States, collectively referred to herein as the Attractions Sale, and SRH or one or more of its affiliates will purchase 14 ski and mountain lifestyle properties, including one ski asset located in Canada and 13 ski and mountain lifestyle assets located in the United States (which include a sky lift), collectively referred to herein as the Ski Sale. See “The Purchase Agreement—The Sale” beginning on page 93.

Q.	Why did CLP enter into the Purchase Agreement?

A.	As required under its Articles of Incorporation (“CLP’s Articles”), CLP undertook a process of evaluating strategic alternatives in an effort to provide its stockholders with liquidity of their investment. After due consideration of the strategic alternatives reasonably available to CLP, the CLP Board of Directors concluded that the Sale and the other transactions contemplated by the Purchase Agreement are fair to, advisable and in the best interests of CLP and its stockholders. For more information, see “Proposal One—The Sale Proposal—Recommendation of the CLP Board of Directors and Reasons for the Sale” beginning on page 74 of this proxy statement/prospectus.

Q:	Why has EPR agreed to purchase assets in the Attractions Sale and provide financing for the Ski Sale?

A:	EPR believes that the purchase of assets in the Attractions Sale and the financing of the Ski Sale will provide long-term value to its shareholders (including the CLP stockholders who will receive EPR common shares if the Sale is completed) as supported by the following:

•	High Quality Assets—the assets have a proven history with strong operators and tenants,

•	Disciplined Approach—the transaction represents the culmination of a two-year process of negotiations, underwriting and due diligence,

•	Highly Durable—the assets will have high coverage ratios, conservatively underwritten to five-year earnings before interest, taxes, depreciation, amortization and rent averages,

•	Increased Diversification—the transaction significantly expands EPR’s geographic and operator diversification within its Recreation segment,

•	Positive Financial Impact—the assets are expected to be immediately accretive, with EPR’s common shares consisting of over 90% of the purchase consideration and financing provided by EPR in the transaction, and

•	Investing in the Experience Economy—the transaction will expand EPR’s investments in its “experienced based” Recreation segment.

Q:	What will CLP receive if the Sale is completed?

A:	If the Sale is completed, CLP will receive aggregate consideration of approximately $830 million, estimated to be paid in approximately $183 million in cash, subject to adjustment in accordance with the terms of the Purchase Agreement, referred to herein as the Cash Consideration, and approximately $647 million of EPR common shares, referred to herein as the Share Consideration, subject to a collar mechanism. The Share Consideration and the Cash Consideration are referred to herein collectively as the Sale Consideration.

The number of EPR common shares to be issued to CLP at the close of the Sale will equal the quotient of (X) approximately $647 million divided by (Y) the volume weighted average price per EPR common share on the New York Stock Exchange (“NYSE”) for the ten business days ending on the second business day before the closing (the “Closing VWAP”). If the Closing VWAP is less than $68.25, then the calculation will be made as if the Closing VWAP were $68.25. If, on the other hand, the Closing VWAP is greater than $82.63, then the calculation will be made as if the Closing VWAP were $82.63. As of November 2, 2016 (the date the Purchase Agreement was signed), based on the volume weighted average price per EPR common share on the NYSE for the ten business days ending on the business day immediately prior to the signing of the Purchase Agreement (which was $73.78), the number of EPR common shares that would be issued to CLP at the closing of the Sale would be approximately 8.8 million. See “The Purchase Agreement—The Sale—Consideration to be Received by CLP” beginning on page 94 for a table illustrating the maximum and minimum number of EPR common shares that may be issued to CLP as a result of the collar mechanism and “The Purchase Agreement—The Sale—Purchase Price Adjustment” beginning on page 95 for a description of adjustments to which the consideration is subject. Notwithstanding the foregoing, EPR has the right to increase the Cash Consideration and reduce the Share Consideration by a like amount in order to ensure the transactions are fully taxable.

Q:	If the Sale Proposal and the Plan of Dissolution Proposal are approved and the Sale is consummated on the terms contained in the Purchase Agreement, what does CLP estimate that the holders of CLP common stock will receive?

A:	The amount of cash and the number of EPR common shares that may be ultimately distributed to CLP stockholders is not yet known. However, CLP currently estimates that as a result of the Sale and the liquidation and dissolution pursuant to the Plan of Dissolution, CLP stockholders will receive an amount within the estimated range of $2.10 and $2.25 per share of CLP common stock, in cash and Share Consideration (consisting of between approximately 0.024 and 0.029 EPR common shares per share of CLP common stock), excluding amounts previously received as a special distribution on or about November 14, 2016 (as further discussed below). There are many factors that may affect the amounts of cash and EPR common shares available for distribution to CLP stockholders, including, among other things, the collar mechanism described above, the amount of taxes, transaction fees, expenses relating to the liquidation and dissolution of CLP, and unanticipated or contingent liabilities arising after the Sale. No assurance can be given as to the amounts you will ultimately receive. If CLP has underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount ultimately distributed to CLP stockholders could be less than that set forth above.

Q:	How will the range above differ from the CLP estimated net asset value (“NAV”) per share, as calculated as of December 31, 2015?

A:	In the aggregate, the distributions made to the CLP stockholders in connection with the Sale and the dissolution and liquidation of CLP will be lower than the NAV per share of $3.05, as calculated by CLP as of December 31, 2015. The difference in the expected range and the estimated NAV is primarily driven by market-based values that materialized through CLP’s extended sales process and negotiations, a challenging 2015/16 ski season, particularly at CLP’s Eastern U.S. resorts, and recent and unforeseen capital investment requirements at certain properties.

On December 6, 2016, CLP publicly announced a new estimated NAV as of November 30, 2016 of $2.10 per share after taking into account the proposed Sale and the payment of the special distribution to CLP stockholders on or about November 14, 2016. This estimated NAV per share represents the low end of the range of the estimated distributions receivable by CLP stockholders pursuant to the Plan of Dissolution announced by CLP on November 2, 2016.

Q:	When do CLP and the Purchasers expect the Sale to be completed?

A:

CLP and the Purchasers are working to complete the Sale as soon as practicable, and CLP currently estimates that the closing will occur in the early second quarter of 2017. However, none of CLP or the Purchasers can predict the exact timing of the completion of the Sale because it is subject to the affirmative vote of the CLP stockholders and a number of other closing conditions. Certain of these closing conditions have been satisfied. For example, the required notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), was made by SRH, and on December 9, 2016 the Federal Trade Commission (“FTC”) granted early termination of the waiting period under the HSR Act.

CLP and the Purchasers will complete the Sale when all of the conditions to the completion of the Sale contained in the Purchase Agreement are satisfied or waived, including approval of the Sale Proposal by CLP stockholders. If CLP is unable to obtain a quorum at the special meeting, it may adjourn or postpone the special meeting, which will delay the closing of the Sale; therefore, your vote is very important. See “The Purchase Agreement—Conditions to Completion of the Sale” beginning on page 111.

Q:	What will happen under the Plan of Dissolution?

A:	CLP expects to make a distribution of a portion of the Share Consideration promptly after the consummation of the Sale and may make a distribution of a portion of the Cash Consideration. Pursuant to the Plan of Dissolution and as required by the Maryland General Corporation Law (“MGCL”), CLP will commence a formal process, whereby it expects to give notice of its dissolution and allow its creditors an opportunity to come forward to make claims for amounts owed to them. Once CLP has complied with the applicable statutory requirements and either repaid its creditors or reserved amounts for payment to its creditors, including amounts required to cover as-yet unknown or contingent liabilities, CLP will make a subsequent distribution or distributions as part of its final dissolution under the Plan of Dissolution, which CLP anticipates will occur by the end of 2017. CLP currently estimates that its stockholders will receive, upon the Sale and the final liquidation and dissolution, an amount within the estimated range of $2.10 and $2.25 per share of CLP common stock, in cash and Share Consideration (which consists of between approximately 0.024 and 0.029 EPR common shares per share of CLP common stock), excluding amounts previously received by the CLP stockholders on or about November 14, 2016 as a special distribution that was funded from the net proceeds of prior dispositions of certain of CLP’s assets as further described in this proxy statement/prospectus.

Pursuant to the Plan of Dissolution, CLP will also file articles of dissolution (“Articles of Dissolution”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”), CLP’s jurisdiction of incorporation, to dissolve CLP as a legal entity following the satisfaction of its outstanding liabilities.

Q:	What vote of CLP stockholders is required to approve the Sale and the Plan of Dissolution Proposals?

A:	Approval of each of the Sale Proposal and the Plan of Dissolution Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CLP common stock entitled to vote thereon.

Q:	What happens if I do not vote?

A:	Any shares not voted (including by abstention) will have the effect of votes against the Sale Proposal and the Dissolution Proposal.

Q:	Is the dissolution of CLP, as contemplated in the Plan of Dissolution, conditioned upon the completion of the Sale to the Purchasers?

A:	Yes. CLP does not anticipate being able to liquidate and dissolve until it first sells the assets in the Sale. Although CLP is proposing that the CLP stockholders approve the Plan of Dissolution Proposal at the same time as the Sale Proposal, the Plan of Dissolution is an entirely separate transaction from the Sale. Thus, CLP stockholders may approve the Sale without approving the Plan of Dissolution. Approval of the Plan of Dissolution Proposal is conditioned on the approval of the Sale Proposal.

Q:	What will happen if the Sale Proposal is not approved?

A:	If CLP stockholders do not approve the Sale Proposal, CLP will not implement either the Sale or the Plan of Dissolution, even if the Plan of Dissolution Proposal is approved, and CLP will return to evaluating its other strategic alternatives. In this event, CLP would be required to reimburse expenses of the Purchasers incurred after June 10, 2016 (up to $6.5 million).

Q:	What will happen if the Sale Proposal is approved and the Plan of Dissolution Proposal is not approved?

A:	If CLP stockholders approve the Sale Proposal but do not approve the Plan of Dissolution Proposal, CLP will still complete the Sale, assuming the other closing conditions have been met. In that case, CLP will have transferred all of its remaining properties to the Purchasers, will not have any assets to support ongoing operating activity and its remaining assets will consist solely of cash and the Share Consideration. Instead of making a distribution of its remaining assets to CLP stockholders, as prescribed by the Plan of Dissolution, CLP would use such assets to pay off its liabilities and then use any remaining assets to pay ongoing operating expenses. CLP does not intend to invest in another operating business following the closing of the Sale. With respect to the Share Consideration, however, under the terms of the Purchase Agreement, CLP is required, as promptly as practicable after the closing of the Sale and subject to compliance with applicable law, including the MGCL, to distribute pro rata to CLP stockholders the EPR common shares received by CLP as Share Consideration. The CLP Board of Directors expects to distribute the Share Consideration approximately two weeks after the close of the Sale.

Q:	Will I be able to sell or transfer the EPR common shares that I will receive as the Share Consideration in the Sale?

A:	Yes. EPR common shares will be listed on the NYSE and will be freely tradable and transferable once they have been distributed by CLP to each CLP stockholder.

Q:	Are there any risks related to the Sale or the Plan of Dissolution?

A:	Yes. You should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 31.

Q.	When will I receive my liquidating distributions?

A.	The CLP Board of Directors has not established a firm timetable for distributions to CLP stockholders. However, the CLP Board of Directors intends, subject to contingencies inherent in the winding-up of CLP’s business and the payment of CLP’s obligations and liabilities, to completely liquidate as soon as practicable after the adoption of the Plan of Dissolution. The first distribution, referred to herein as the special distribution, of approximately $163 million, or $0.50 per share, took place on or about November 14, 2016 (consisting of $85.6 million net sales proceeds from the sale of certain condominium units and other related assets at ski resort villages in the United States and Canada to Imperium Blue Ski Villages, LLC that were sold on October 28, 2016, which are not part of the properties being acquired by the Purchasers, and net sales proceeds and cash on hand from prior dispositions). The CLP Board of Directors expects an interim distribution that will consist of all of the Share Consideration and may include a portion of the Cash Consideration to take place approximately two weeks after the close of the Sale. After CLP settles all of its post-closing obligations and reconciles all expenses related to its liquidation and dissolution, CLP expects to make a subsequent distribution as part of its final dissolution, which it anticipates will occur by the end of 2017. If the liquidation and dissolution of CLP is not completed within 24 months of the stockholder approval of the Plan of Dissolution for any reason and the CLP Board of Directors determines that it is advantageous to establish a liquidating trust, CLP may transfer its remaining assets and liabilities to such a liquidating trust. CLP would then distribute beneficial interests in the liquidating trust to its stockholders. If CLP establishes a reserve fund, CLP may make a final distribution from any funds remaining in the reserve fund after it determines that all of CLP’s liabilities have been paid.

The actual amounts and timing of the liquidating distributions will be determined by the CLP Board of Directors or, if a liquidating trust is formed, by the trustees of the liquidating trust, in their discretion. If you transfer your shares during the liquidation, the right to receive liquidating distributions will transfer with those shares.

Q.	What is a liquidating trust?

A.	A liquidating trust is a trust organized for the primary purpose of liquidating and distributing the assets transferred to it. If CLP forms a liquidating trust, CLP will transfer to its stockholders beneficial interests in the liquidating trust. These interests will generally not be transferable by you.

Q.	What will happen to my shares of stock?

A.	If CLP stockholders approve the Plan of Dissolution, after the closing of the Sale, the satisfaction of CLP’s liabilities and the final liquidating distribution to CLP stockholders, all shares of CLP common stock owned by you will be cancelled at the end of the liquidation process.

Q:	Am I entitled to appraisal rights or dissenters’ rights in connection with the Sale or Plan of Dissolution?

A:	Sale. CLP believes that the Sale Proposal will not entitle you to appraisal or dissenters’ rights under Maryland law or CLP’s Articles because Section 7.2(ii) of CLP’s Articles provides that CLP’s common stock has no appraisal rights. However, the question of the existence of appraisal or dissenters’ rights in connection with the Sale Proposal is not entirely free from doubt and accordingly, if you wish to make your own determination as to whether you have appraisal or dissenters’ rights with respect to the Sale Proposal, you should consider engaging counsel to advise you on the applicable Maryland law.

Plan of Dissolution. Pursuant to Maryland law, you are not entitled to appraisal rights or dissenters’ rights in connection with the Plan of Dissolution.

Q:	Do any of CLP’s executive officers or directors have interests in the Sale or Plan of Dissolution that may differ from those of CLP’s stockholders?

A:	The interests of the executive officers and directors and affiliates of CLP, including CLP’s advisor CNL Lifestyle Advisor Corporation (“CLP’s Advisor”), in the Sale and the liquidation and dissolution of CLP are generally aligned with the interests of the CLP stockholders. CLP’s executive officers and directors beneficially own a total of 36,337 shares of CLP common stock, for which they are expected to receive between $76,308 and $81,758, in the aggregate, in connection with the Sale and the Plan of Dissolution, excluding amounts previously received on or about November 14, 2016 as a special distribution funded from the net proceeds of prior dispositions of certain of CLP’s assets. Neither CLP’s Advisor nor any of CLP’s executive officers and directors are receiving any fees or other compensation in connection with the Sale or Plan of Dissolution, whether under CLP’s advisory agreement or otherwise.

Q:	What are the anticipated material U.S. federal income tax consequences of the Sale and the Plan of Dissolution to me?

A:	Sale. CLP’s receipt of cash and EPR common shares in exchange for CLP’s assets will be a fully taxable transaction to CLP. CLP will recognize capital gain or loss equal to the difference, if any, between (1) the amount of cash received, the fair market value of the EPR common shares received as of the effective date of the EPR purchase, and any liabilities assumed by the Purchasers, and (2) CLP’s adjusted tax basis in the assets sold. As a real estate investment trust (“REIT”), CLP will receive a dividends paid deduction for any such gain that it distributes to its stockholders. Any undistributed gain generally will be subject to United States (“U.S.”) federal income tax to CLP. The CLP stockholders will include this undistributed gain in their income but will also receive a credit or refund for their share of the tax paid by CLP, and U.S. holders will increase the tax basis in their CLP shares in an amount equal to their share of the undistributed gain minus their share of the U.S. federal income tax paid by CLP in respect of that gain.

Dissolution and Liquidation. Subject to the limitations, assumptions, and qualifications described in this proxy statement/prospectus and the approval by the CLP stockholders of the Plan of Dissolution Proposal, the intended liquidation and dissolution of CLP pursuant to the Plan of Dissolution will constitute a taxable distribution to you in redemption of your CLP common stock, with the following material federal income tax consequences to the CLP stockholders.

In general, if the Plan of Dissolution Proposal is approved and CLP is liquidated, you will realize, for U.S. federal income tax purposes, gain or loss equal to the difference, if any, between (1) the cash distributed to you by CLP and the fair market value of the EPR common shares and any other assets you received, and (2) your adjusted tax basis in your CLP common stock. If CLP distributes interests in a liquidating trust (as described in the section entitled “Material U.S. Federal Income Tax Considerations”) to CLP stockholders, such stockholders would be required to recognize any such gain in the taxable year of the distribution of the liquidating trust interests (to the extent that CLP stockholders have not recognized such gain in prior taxable years), although CLP stockholders may not receive the cash necessary to pay the tax on such gain. If CLP stockholders receive cash from the liquidating trust, CLP stockholders may receive such cash after the due date for filing their tax returns and paying the tax on such gain. A summary of the possible tax consequences to CLP stockholders begins on page 180 of this proxy statement/prospectus. CLP stockholders should consult their tax advisors as to the tax effect of the Plan of Dissolution to them based on their particular circumstances.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF SUCH TRANSACTIONS.

Your basis in the EPR common shares that you receive from CLP will generally equal the fair market value of such shares at the time CLP distributes such EPR common shares to you. You are urged to read the discussion in the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 180 of this proxy statement /prospectus and to consult your tax advisor as to the United States federal income tax consequences of the liquidation and dissolution of CLP and the tax consequences of holding EPR’s common shares, as well as the effects of state, local, and foreign tax laws.

Q.	Will I still be able to sell or transfer my shares of CLP common stock following the closing of the Sale?

A.	There is no established public trading market for shares of CLP common stock because CLP common stock is not listed on a stock exchange. However, shares of CLP common stock will be transferable following the closing of the Sale to the same extent as before the closing of the Sale up until CLP files its Articles of Dissolution. If the Plan of Dissolution Proposal is approved by the CLP stockholders, the CLP Board of Directors will then decide when to file the Articles of Dissolution with the SDAT. From and after the date CLP files the Articles of Dissolution with the SDAT, CLP will close its stock transfer books and discontinue recording transfers of shares of CLP common stock. Thereafter, certificates representing shares of CLP common stock will not be assignable or transferable on CLP’s books. CLP intends to make a public announcement of the anticipated filing date of the Articles of Dissolution at least three business days in advance of the filing.

Q:	Will I continue to receive regular distributions on my CLP common stock prior to the completion of the dissolution?

A:	No. In connection with the CLP Board of Directors’ approval of the Purchase Agreement, the Sale and the Plan of Dissolution, the CLP Board of Directors suspended CLP’s regular cash distribution as of the fourth quarter 2016. Accordingly, CLP stockholders will no longer receive quarterly cash distributions on their shares of CLP common stock for any period after the end of the third quarter 2016.

Q:	What alternatives to the Sale, liquidation and dissolution has CLP considered?

A:	CLP explored the options of:

•	continuing under the current business plan;

•	seeking to dispose of CLP’s assets through a merger;

•	listing shares of CLP’s common stock on a national stock exchange or on a quotation system of a national securities association;

•	raising additional debt financing;

•	issuing additional equity; or

•	converting from an externally-advised to an internally-advised structure (after the sale of certain individual assets).

However, after reviewing the challenges facing, and reasonable alternatives available to, CLP, CLP concluded that entering into the Purchase Agreement and pursuing the Plan of Dissolution was the most desirable alternative available to it.

Q:	Did you obtain any opinions about the fairness of the Sale?

A:	Yes. The Special Committee and the CLP Board of Directors received opinions from their respective financial advisors, as follows:

Robert A. Stanger & Co., Inc.

In connection with the Sale, at the November 1, 2016 meeting of the Special Committee, Robert A. Stanger & Co., Inc. (“Stanger”), as financial advisor to the Special Committee, rendered its oral opinion to the Special Committee, confirmed by delivery of a written opinion dated November 2, 2016, and based upon and subject to the assumptions made, procedures followed, factors considered and limitations on the review set forth in its written opinion, that as of the date of such opinion, the aggregate Sale Consideration of $830,000,000 to be received by CLP in connection with the Sale pursuant to the Purchase Agreement was fair, from a financial point of view, to CLP, as more fully described below under the caption “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to the Special Committee.” The full text of Stanger’s written opinion is attached as Annex C to this proxy statement/prospectus and is incorporated in this document by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Stanger in rendering its opinion. Stanger’s opinion did not address the merits of the underlying decision by CLP to enter into the Purchase Agreement or related documents or the relative merits of the Sale or any related transactions compared with other business strategies or transactions available or that have been or might be considered by CLP, the Special Committee or the CLP Board of Directors or in which CLP might engage, including, without limitation, any other asset sales or dispositions, plan of liquidation or otherwise. Stanger’s advisory services and opinion were provided for the information and assistance of the Special Committee in connection with its consideration of the Sale and the opinion does not constitute a recommendation as to how any holder of CLP’s common stock should vote with respect to any matter.

Jefferies LLC

Jefferies LLC (“Jefferies”) rendered an oral opinion to the CLP Board of Directors and the Special Committee (in their capacities as such), subsequently confirmed by delivery of a written opinion dated November 1, 2016, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the implied net aggregate Sale Consideration of $830,000,000 was fair, from a financial point of view, to CLP, as more fully described below under the caption “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to CLP.” The full text of Jefferies’ opinion is attached as Annex D to this proxy statement/prospectus and is incorporated in this document by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Jefferies in rendering its opinion. Jefferies’ opinion did not address the merits of the underlying decision by CLP to enter into the Purchase Agreement or related documents or the relative merits of the Sale or any related transactions compared with other business strategies or transactions available or that have been or might be considered by the CLP Board of Directors or the Special Committee or in which CLP might engage, including, without limitation, any other asset sales or dispositions, plan of liquidation or otherwise. Jefferies’ advisory services and opinion were provided for the information and assistance of the CLP Board of Directors and the Special Committee (in their capacities as such) in connection with their consideration of the Sale and the opinion does not constitute a recommendation as to how any holder of CLP’s common stock should vote with respect to any matter.

Questions about the Adjournment Proposal

Q:	Am I being asked to vote on any other proposals at the special meeting in addition to the Sale Proposal and Dissolution Proposal?

A:	Yes. At the special meeting, you will be asked to consider and vote upon the Adjournment Proposal. Adjourning or postponing the special meeting will give CLP additional time to solicit proxies to vote in favor of approval of the Sale and the Plan of Dissolution. Consequently, CLP is seeking your approval to ensure that, if necessary, CLP will have enough time to solicit the required votes for the Sale Proposal and Dissolution Proposal. The Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the special meeting, assuming a quorum is present. However, if you do not vote, it will have no effect on the Adjournment Proposal.

Questions about the Special Meeting of CLP Stockholders

Q:	When and where will the special meeting of CLP stockholders be held?

A:	The special meeting of CLP stockholders will be held on March 24, 2017 commencing at 10:00 a.m., local time, at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801.

Q:	Who is entitled to notice of and to vote at the special meeting?

A;	Only holders of record of CLP common stock outstanding as of the close of business on January 18, 2017, which is referred to as the record date, are entitled to notice of and vote at the special meeting. As of the close of business on the record date, there were shares of CLP common stock issued and outstanding and entitled to vote at the special meeting.

Q;	How many votes do I have?

A:	Each outstanding share of CLP common stock entitles the holder thereof to one vote on each proposal presented at the special meeting. As of the close of business on the record date, there were outstanding shares of CLP common stock.

Q:	What are the recommendations of the CLP Board of Directors with respect to the proposals?

A:	The CLP Board of Directors recommends that the CLP stockholders vote FOR the Sale Proposal, FOR the Plan of Dissolution Proposal and FOR the Adjournment Proposal. The CLP Board of Directors has determined that the Purchase Agreement and the Sale are fair to, advisable and in the best interests of CLP and its stockholders and it has determined that the Plan of Dissolution is advisable and in the best interests of CLP and its stockholders. Accordingly, the CLP Board of Directors has unanimously approved the Purchase Agreement, the Sale and the Plan of Dissolution. For a more complete description of the recommendation of the CLP Board of Directors, see “Special Meeting of the Stockholders of CLP” beginning on page 54 of this proxy statement/prospectus, “Proposal One—The Sale Proposal” beginning on page 57 of this proxy statement/prospectus, and “Proposal Two—The Plan of Dissolution Proposal” beginning on page 121 of this proxy statement/prospectus.

Q:	What do I need to do now in order to vote on the proposals being considered at the special meeting?

A:	Simply authorize a proxy to vote your shares by Internet or telephone as soon as possible or indicate on your proxy card how you want to vote and sign, date and return it by fax or mail it to CLP in the enclosed envelope, unless you plan to attend the special meeting and vote in person. Instructions for submitting your vote are set forth on the proxy card and under the caption “The Special Meeting—Proxies.” If you have any questions about these instructions, please call Broadridge Investor Communication Solutions, Inc. (“Broadridge”) at 1-855-325-6668.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:	If your shares are registered directly in your name, you are considered a stockholder of record for those shares. If your shares are held in a stock brokerage account or by a bank or other nominee, they are considered to be the stockholder of record for those shares and you are considered the beneficial owner of such shares and those shares are said to be held in “street name.”

Q:	If my CLP shares are held in “street name” by my broker, bank or other nominee, will the broker, bank or other nominee vote the shares on my behalf?

A:	If your shares are held in “street name,” these proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and you are also invited to attend the special meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the special meeting, unless you request a proxy from your broker, bank or other nominee. Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee regarding how to vote your shares.

Brokers, banks or other nominees who hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominees are precluded from exercising their voting discretion with respect to approval of non-routine matters, such as the approval of the Sale Proposal or the Plan of Dissolution Proposal and, as a result, absent specific instructions from the beneficial owner of such shares, brokers, banks and other nominees will not vote those shares. This is referred to as a “broker non-vote.” Broker non-votes will be considered as “present” for purposes of determining a quorum. Broker non-votes will have the effect of a vote AGAINST the Sale Proposal and the Plan of Dissolution Proposal and will have no effect on the Adjournment Proposal. Your broker, bank or other nominee will send you information to instruct it on how to vote on your behalf. If you do not receive a voting instruction card from your broker, bank or other nominee, please contact them promptly to obtain the voting instruction card. Your vote is important to the success of the proposals. CLP encourages all of its stockholders whose shares are held in street name to provide their brokers, banks or other nominees with instructions on how to vote. See “Special Meeting of the Stockholders of CLP—Abstentions; Broker Non-Votes” beginning on page 55 of this proxy statement/prospectus.

Q:	How will proxies be voted?

A:	Shares represented by valid proxies will be voted at the meeting in accordance with the directions given. If the enclosed proxy card is signed and returned without any directions given, the shares will be voted:

•	“FOR” the Sale Proposal,

•	“FOR” the Dissolution Proposal, and

•	“FOR” the Adjournment Proposal.

The CLP Board of Directors does not intend to present, and has no information indicating that others will present, any business at the special meeting other than as set forth in the attached Notice of Special Meeting of Stockholders. However, if other matters requiring the vote of stockholders, of which CLP does not know a reasonable time before the mailing of this proxy statement/prospectus, properly come before the meeting, it is the intention of the persons named in the accompanying proxy card to vote the proxies held by them in accordance with their discretion on such matters.

Q:	Can I change my vote after I have delivered a proxy?

A:	If you own common stock as a record holder on the record date, you may revoke your proxy at any time prior to the voting thereof by submitting a later-dated proxy (either in the mail, or by telephone or the Internet), by attending the meeting and voting in person (although attendance at the meeting alone will not cause your previously granted proxy to be revoked unless you specifically so request) or by written notice to CLP addressed to: CNL Lifestyle Properties, Inc., CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida, 32801 Attention: Corporate Secretary. No written revocation shall be effective, however, unless and until it is received by CLP at or prior to the meeting. If you hold your shares in “street name” through a bank, broker or other nominee and have instructed such bank, broker or other nominee to vote your shares, you must instead follow the instructions received from your bank, broker or other nominee to change your vote.

Q:	May I vote in person?

A:	Yes. You may attend the special meeting and vote your shares in person, rather than signing a proxy card; provided, however, that if your shares are held in “street name,” you must have obtained a proxy from your broker, bank or other nominee prior to voting your shares at the special meeting.

Q:	What is the quorum requirement?

A:	The presence at the special meeting, in person or by proxy, of the holders of 50% of the voting power of the issued and outstanding shares of common stock entitled to vote at the special meeting constitutes a quorum. A quorum is necessary to transact business at the special meeting. Abstentions and broker non-votes will be counted as present for the purposes of establishing a quorum, however, abstentions and broker non-votes will not be counted as votes cast. If a quorum is not present at the special meeting, CLP expects that the special meeting will be adjourned to a later date.

Q:	Who is paying for this proxy solicitation?

A:	CLP will bear all costs associated with soliciting proxies for the special meeting. Solicitations may be made on behalf of the CLP Board of Directors by mail, personal interview, telephone or other electronic means by CLP’s officers and other employees of CLP’s Advisor or its affiliates. CLP has retained Broadridge to aid in the solicitation of proxies. CLP will pay Broadridge a fee of approximately $226,000 in addition to variable costs related to the solicitation of proxies as well as reimbursement of its out-of-pocket expenses. CLP will request that banks, brokers, custodians, nominees, fiduciaries and other record holders forward copies of this proxy statement/prospectus to people on whose behalf they hold shares of CLP common stock and request authority for the exercise of proxies by the record holders on behalf of those people. In compliance with the regulations of the SEC, CLP will reimburse such persons for reasonable expenses incurred by them in forwarding proxy materials to the beneficial owners of CLP’s common stock.

Q:	Who will count the votes cast at the special meeting?

A:	First Coast Results, Inc. has been engaged as CLP’s independent agent to tabulate stockholder votes cast at the special meeting.

Q:	What does it mean if I receive more than one set of voting materials for the special meeting?

A:	Some of your shares of CLP common stock may be registered differently or held in different accounts. You should authorize proxies to vote each of your accounts by the Internet, telephone or mail. If you mail proxy cards, please sign, date and return each proxy card to guarantee that all of your shares are voted. If you hold your shares in registered form and wish to combine your stockholder accounts in the future, you should contact Broadridge. Combining accounts reduces excess printing and mailing costs, resulting in cost savings to CLP that benefit you as a stockholder.

Q:	What should I do if only one set of voting materials for the special meeting is sent and there are multiple CLP stockholders in my household?

A:	Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. If you are a beneficial holder of your shares and you wish to change your “householding” selection, please contact your broker, bank or other nominee and request that a separate copy of this document is delivered to you by Broadridge.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, CLP intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Who can help answer my questions?

A:	If you have any questions about the Sale or Plan of Dissolution or how to submit your proxy card or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

CNL Lifestyle Properties, Inc. CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 866-650-0650, option 3 Attention: Client Services	Broadridge Investor Communication Solutions, Inc. 51 Mercedes Way Edgewood, NY 11717 1-855-325-6668

Q:	Where can I find more information?

A:	Additional information can be obtained from the various sources described under “Where Can You Find More Information” in the proxy statement/prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The information in this proxy statement/prospectus, including information incorporated by reference herein, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. CLP and EPR intend that such forward-looking statements be subject to the safe harbors created by Section 21E of the Exchange Act. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of CLP’s or EPR’s business and performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance. Without limiting the generality of the preceding sentence, certain statements contained in the sections “Proposal One—The Sale Proposal—Background of the Sale,” “Proposal One—The Sale Proposal—Recommendation of the CLP Board of Directors and Reasons for the Sale” and “Proposal Two—Plan of Dissolution Proposal” constitute forward-looking statements.

Although CLP and EPR believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Some factors that might cause such a difference include, but are not limited to, the factors described below in “Risk Factors,” in CLP’s filings with the SEC, which are available at the SEC’s website at http://www.sec.gov, including Item 1A. Risk Factors in CLP’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on March 28, 2016, and in EPR’s filings with the SEC, including Item 1A. Risk Factors in EPR’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, which are incorporated herein by reference, as well as the following factors:

•	failure to complete the Sale on a timely basis or at all may result in CLP discontinuing its business and operations and/or reducing the assets available for distribution to CLP stockholders;

•	the Sale is subject to a number of closing conditions and failure to satisfy any of these conditions would jeopardize CLP’s ability to complete the Sale;

•	whether or not the Sale is completed, there may be few, if any, assets available for distribution to CLP stockholders;

•	the Purchase Agreement contains provisions that could discourage a potential competing acquirer of CLP or its businesses or could result in a competing acquisition proposal being at a lower price than it might otherwise be;

•	CLP stockholders will not know at the time of the CLP special meeting the exact market value or number of EPR common shares that will be issued in the Sale to CLP and may receive EPR common shares in the distribution with a market value or number lower than expected;

•	because CLP does not know the cash value of the liabilities that it is retaining, the amount of the proceeds distributed to CLP stockholders may be significantly less than the amount of net proceeds it receives from the Sale;

•	uncertainty regarding the Sale could adversely affect the business and operations of EPR and CLP;

•	CLP stockholders will have limited ability to influence EPR’s actions and decisions following the Sale and the distribution;

•	certain directors and executive officers of CLP may have interests in the Sale that may be different from, or in addition to, the interests of CLP stockholders;

•	if the Sale is not consummated by September 15, 2017, any of the parties may terminate the Purchase Agreement;

•	following the Sale, CLP may be deemed an investment company and subjected to related restrictions under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

•	CLP may be subject to the prohibited transactions tax on the sale of its properties.

•	approval of the Sale and the Plan of Dissolution may lead to stockholder litigation which could result in substantial costs and distract CLP’s management;

•	CLP stockholders could approve the Sale Proposal but vote against the Plan of Dissolution Proposal;

•	If CLP stockholders approve the Sale Proposal but vote against the Plan of Dissolution Proposal, CLP may fail to qualify as a REIT;

•	CLP cannot determine at this time the amount or timing of any distributions to its stockholders because there are many factors, some of which are outside of CLP’s control, that could affect CLP’s ability to make such distributions;

•	the CLP Board of Directors may abandon or delay implementation of the Plan of Dissolution even if it is approved by CLP stockholders;

•	distribution of the consideration from the Sale to CLP stockholders could be delayed and CLP stockholders could, in some circumstances, be held liable for amounts they received from CLP in connection with CLP’s dissolution;

•	CLP will continue to incur the expenses of complying with public company reporting requirements;

•	pursuing the Plan of Dissolution may cause CLP to fail to qualify as a REIT, which would dramatically lower the amount of CLP’s liquidating distributions;

•	distributing interests in a liquidating trust may cause CLP stockholders to recognize gain prior to the receipt of cash;

•	EPR may not realize the anticipated benefits of the acquisition of the Attractions Assets;

•	there may be significant demand, or a perception of a demand, to sell EPR common shares received by CLP stockholders in connection with the Sale, which could cause the price of EPR common shares to decline significantly;

•	the market price of EPR common shares may decline as a result of the Sale;

•	CLP stockholders will receive EPR common shares in the distribution following the Sale and will have different rights that may be less advantageous than their rights as a CLP stockholder;

•	EPR expects to incur significant costs in connection with the consummation of the Sale;

•	EPR may not continue paying dividends at the current rate, or may not increase dividends over time;

•	EPR will assume certain potential liabilities relating to the Attractions Assets; and

•	EPR would incur adverse tax consequences if it failed to qualify as a REIT for U.S. federal income tax purposes following consummation of the Sale.

Should one or more of the risks or uncertainties described above or elsewhere in reports incorporated by reference herein occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus, as applicable.

All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that EPR, CLP or persons acting on their behalf may issue.

Except as otherwise required by applicable law, EPR and CLP disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information” below.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus and the documents referred to in this proxy statement/prospectus for a more complete description of the matters on which you are being asked to vote. The Purchase Agreement is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Purchase Agreement as it is the legal document that governs the Sale on which you are being asked to vote. The Plan of Dissolution is attached to this proxy statement/prospectus as Annex B. You are encouraged to read the plan of dissolution as it is the legal document that would govern the dissolution of CLP that you are being asked to approve. Also attached as Annexes C through E are certain other materials relating to the transactions contemplated by the Purchase Agreement and the special meeting of CLP stockholders. You are encouraged to read those materials as well. This summary is qualified in its entirety by the Purchase Agreement and the plan of dissolution and the more detailed information appearing elsewhere in this document. This summary includes page references in parentheses to direct you to a more complete description of the topics presented in this summary.

EPR has supplied all information contained in this proxy statement/prospectus relating to EPR and its subsidiaries and CLP has supplied all information contained in this proxy statement/prospectus relating to CLP. Neither EPR nor CLP is responsible for the information supplied by the other. Unless otherwise indicated, references to EPR include EPR and its subsidiaries and references to CLP include CLP and its subsidiaries.

CLP Overview

CLP was organized in Maryland on August 11, 2003. CLP operates and has elected to be taxed as a REIT for U.S. federal income tax purposes. CLP generally invests in lifestyle properties in the United States that are primarily leased on a long-term (generally five to 20-years, plus multiple renewal options), triple-net or gross basis to tenants or operators that CLP considers to be industry leading. In the event of certain tenant defaults, CLP has engaged third-party managers to operate properties on its behalf until they are re-leased. CLP has engaged CLP’s Advisor as its advisor to provide management, acquisition, disposition, advisory and administrative services. As of the date of this proxy statement/prospectus, CLP’s portfolio consists of 36 ski and mountain lifestyle and attractions properties.

In March 2014, CLP engaged Jefferies to assist CLP’s management and the CLP Board of Directors in their active evaluation of various strategic alternatives to provide liquidity to the CLP stockholders. In addition, in May 2014, the CLP Board of Directors formed the Special Committee and delegated to the Special Committee the full power of the CLP Board of Directors with respect to the review of strategic alternatives and any transaction arising out of such review, including authority with respect to the consideration, deliberation and negotiation of the terms and conditions of any proposed transaction, and the structuring, negotiation and documentation of any proposed transaction. The CLP Board of Directors agreed that it would not approve or recommend to the CLP stockholders any transaction without the prior recommendation and approval of the Special Committee.

In connection with this process, during 2014 and 2015, CLP sold 104 properties and an interest in one unconsolidated joint venture, which included its entire golf portfolio (consisting of 48 properties), its multi-family development property, its 81.98% interest in the DMC Partnership (an unconsolidated joint venture that owned the Dallas Market Center) to its co-venture partner, its senior housing portfolio (consisting of 38 properties), 12 of its 17 marinas properties, four attractions properties and one ski and mountain lifestyle property. CLP used the net sales proceeds from the sale of these properties to repay indebtedness during 2014 and 2015 and also provided its stockholders with partial liquidity when it made a special distribution to the CLP stockholders during December 2015. Additionally, (i) during the first nine months of 2016, CLP sold its remaining five marinas properties and its unimproved land and (ii) on October 28, 2016, CLP completed the sale of certain condominium units and other related assets at ski resort villages in the United States and Canada to Imperium Blue Ski Villages, LLC.

CLP’s principal executive offices are located at 450 South Orange Avenue within the CNL Center at City Commons in Orlando, Florida 32801, and its telephone number is (407) 650-1000.

EPR Overview

EPR was organized in Maryland on August 29, 1997. EPR is a leading specialty REIT with an investment portfolio that includes primarily entertainment, education and recreation properties. The underwriting of EPR’s investments is centered on key industry and property cash flow criteria. EPR’s investments are also guided by a focus on inflection opportunities that are associated with or support enduring uses, excellent executions, attractive economics and an advantageous market position. EPR’s investments are generally structured as long-term, triple-net leases that require the tenants to pay substantially all expenses associated with the operation and maintenance of the property, or as long-term mortgages with economics similar to EPR’s triple-net lease structure. EPR is a self-administered REIT. As of September 30, 2016, EPR’s total assets were approximately $4.6 billion (after accumulated depreciation of approximately $0.6 billion).

EPR groups its investments into four reportable operating segments: Entertainment, Education, Recreation and Other. The table below shows a breakdown of EPR’s total assets (after accumulated depreciation) as of September 30, 2016, and total revenue for the nine months ended September 30, 2016, respectively, for each of these four reportable operating segments (dollars in thousands):

	Entertainment		Education		Recreation		Other
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Total Assets(1)	$2,125,337	46.0%	$1,180,344	25.5%	$1,073,502	23.2%	$191,512	4.1%
Total Revenue(2)	$202,249	55.8%	$80,032	22.1%	$71,728	19.8%	$6,447	1.8%

(1)	Excludes $50.3 million of assets included in EPR’s corporate/unallocated segment.
(2)	Excludes $2.0 million of revenue included in EPR’s corporate/unallocated segment.

Entertainment. EPR’s entertainment investments include investments in megaplex theatres, entertainment retail centers (centers typically anchored by an entertainment component such as a megaplex theatre and containing other entertainment-related or retail properties), family entertainment centers and other retail parcels. EPR’s theatre properties, which represent most of EPR’s entertainment investments, are leased to prominent theatre operators, including American Multi-Cinema, Regal Cinemas, Cinemark, Carmike Cinemas, Southern Theatres and Cineplex.

Education. EPR’s education investments include investments in public charter schools, private schools and early childhood education centers.

Recreation. EPR’s recreation investments include investments in golf entertainment complexes, waterparks and metro ski parks.

Other. EPR’s other investments consist primarily of land under lease and land held for development related to the Adelaar casino and resort project in Sullivan County, New York.

EPR’s principal executive offices are located at 909 Walnut Street, Suite 200, Kansas City, Missouri 64106, and its telephone number is (816) 472-1700.

The Purchase Agreement (see page 93)

Pursuant to the terms of the Purchase Agreement, and subject to the satisfaction or waiver of certain conditions set forth in the Purchase Agreement, the Purchasers have agreed to acquire in the Sale a portfolio of subsidiaries and related assets that collectively comprise all of the remaining properties of CLP. The Sale has two components:

•	The Attractions Sale. EPR and one or more of its affiliates will purchase interests in (or assets and assume certain liabilities of) certain CLP subsidiaries (collectively, the “Attractions Sale”) owning (i) the Northstar California Ski Resort and (ii) the following waterparks, amusement parks and family entertainment centers (together with the Northstar California Ski Resort, collectively, the “Attractions Assets”):

Waterpark and Amusement Parks
Rapids Water Park	Riviera Beach, FL
Pacific Park	Santa Monica, CA
Wet ‘n’ Wild SplashTown	Spring, TX
Darien Lake	Darien Center, NY
Frontier City	Oklahoma City, OK
Wet ‘n’ Wild Phoenix	Glendale, AZ
White Water Bay	Oklahoma City, OK
Waterworld	Concord, CA
Wild Waves & Enchanted Village	Federal Way, WA
Wet ‘n’ Wild Hawaii	Kapolei, HI
Magic Springs & Crystal Falls	Hot Springs, AR
Wet ‘n’ Wild Palm Springs	Palm Springs, CA
Myrtle Waves Water Park	Myrtle Beach, SC
Hawaiian Falls—The Colony	The Colony, TX
Hawaiian Falls—Garland	Garland, TX

Family Entertainment Centers
Funtasticks Family Fun Center	Tucson, AZ
Adventure Landing	Pineville, NC
Camelot Park	Bakersfield, CA
Zuma Fun Center—Houston South	Houston, TX
Mountasia Fun Center	North Richland Hills, TX

•	The Ski Sale. SRH or one or more of its affiliates will purchase interests in (or assets and liabilities of) certain CLP subsidiaries (collectively, the “Ski Sale”) owning (i) Cypress Mountain in West Vancouver, British Canada (“Cypress Mountain”) and (ii) the following ski and mountain lifestyle assets located in the United States (together with Cypress Mountain, collectively, the “Ski Assets”):

Loon Mountain	Lincoln, NH
The Summit-at-Snoqualmie	Snoqualmie Pass, WA
Brighton	Brighton, UT
Gatlinburg Sky Lift	Gatlinburg, TN
Sunday River	Newry, ME
Sugarloaf	Carrabassett Valley, ME
Crested Butte Mountain Resort	Crested Butte, CO
Okemo Mountain Resort	Ludlow, VT
Mount Sunapee	Newbury, NH
Jiminy Peak Mountain Resort	Hancock, MA
Mountain High	Wrightwood, CA
Stevens Pass	Skykomish, WA
Sierra-at-Tahoe	Twin Bridges, CA

Pursuant to the Purchase Agreement, the Attractions Sale and the Ski Sale constitute a series of transfers with respect to each property, each of which is structured as either a purchase of equity interests in, or a purchase of assets from and assumption of liabilities of, certain CLP subsidiaries by the respective Purchaser.

As consideration for the Sale, EPR and SRH have agreed to pay an aggregate purchase price (the “Aggregate Purchase Price”) of approximately $830 million, subject to certain pro-rations, transaction costs and closing adjustments. The Aggregate Purchase Price consists of the following:

•	approximately $183 million in cash, subject to adjustment in accordance with the terms of the Purchase Agreement; and

•	approximately $647 million of EPR common shares, subject to a collar described below.

EPR has agreed to finance SRH’s acquisition of the Ski Assets as a secured lender through a loan (the “Note”) secured by mortgages and security interests in the Ski Assets being acquired by SRH and its affiliates in the Ski Sale in an original principal amount which will equal approximately $243.4 million plus 65% of transaction costs for the Ski Sale and the related financing (estimated to be an aggregate of approximately $252.4 million).

Of the aggregate estimated Cash Consideration of approximately $183 million, it is estimated that approximately $53 million will be paid by EPR and approximately $130 million will be paid by SRH, subject to adjustment in accordance with the terms of the Purchase Agreement. The actual number of EPR common shares to be issued to CLP at the closing of the Sale is subject to a collar mechanism and will equal the quotient of (X) approximately $647 million divided by (Y) the Closing VWAP, provided that (i) if the Closing VWAP is less than $68.25, then the calculation will be made as if the Closing VWAP were $68.25, and (ii) if the Closing VWAP is greater than $82.63, then the calculation will be made as if the Closing VWAP were $82.63. As of November 2, 2016 (the date the Purchase Agreement was signed), based on the volume weighted average price per EPR Common Share on the NYSE for the ten business days ending on the business day immediately prior to the signing of the Purchase Agreement (which was $73.78), the number of EPR common shares that would be issued to CLP at the closing of the Sale would be approximately 8.8 million. Below is a chart illustrating the maximum and minimum number of EPR common shares that may be issued to CLP as a result of the collar mechanism:

	Low	Price at Signing	High
Price	$68.25	$73.78	$82.63
Shares Issuable to CLP	9.5 million	8.8 million	7.8 million

EPR also has the right to replace Share Consideration with more Cash Consideration if it determines that is needed to cause the transactions to be fully taxable.

As promptly as practicable after the closing and subject to compliance with applicable law, CLP will distribute pro rata to its stockholders EPR common shares received by CLP as Share Consideration. CLP expects to distribute the Share Consideration within two weeks following the closing of the Sale.

A copy of the Purchase Agreement is attached as Annex A to this proxy statement/prospectus. You are encouraged to read carefully the Purchase Agreement in its entirety because it is the legal document that governs the proposed Sale on which you are being asked to vote.

Properties Being Acquired by EPR (see page 125)

Pursuant to the Purchase Agreement, EPR and one or more of its affiliates will acquire the Attractions Assets consisting of the Northstar California Ski Resort, 15 attractions properties (waterparks and amusement parks) and five family entertainment centers for aggregate consideration valued at approximately $456 million. The Attractions Assets include 12 properties that are currently managed by or on behalf of CLP by independent third parties (the “Managed Attractions Assets”) and nine properties that are currently subject to existing triple-net leases (the “Leased Attractions Assets”). The operations of the Attractions Assets will change significantly upon the closing of the Sale as follows:

•	Managed Attractions Assets. EPR will convert seven of the 12 Managed Attraction Assets into triple-net leases with a third-party operator, which will become effective at closing pursuant to a Transition Agreement. The remaining five Managed Attractions Assets consist of five family entertainment centers, which will continue to be managed by or on behalf of EPR after the closing. EPR expects to dispose of the five family entertainment centers after the closing.

•	Leased Attractions Assets. EPR will enter into amended triple-net leases with a third-party operator with respect to five of the nine Leased Attractions Assets, which are conditioned upon and will become effective at closing pursuant to a Transition Agreement. The existing triple-net leases for the remaining four Leased Attractions Assets will remain in place after the closing.

The Attractions Assets will all be included in EPR’s Recreation segment, except for the five family entertainment centers, which EPR expects to dispose of after the closing. The table below shows a breakdown of EPR’s total assets (after accumulated depreciation) as of September 30, 2016, and total revenue for the nine months ended September 30, 2016, respectively, for each of the four reportable operating segments, assuming that EPR had acquired the Attractions Assets and the Note as of September 30, 2016 (dollars in thousands):

	Entertainment		Education		Recreation		Other
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
Total Assets(1)	$2,129,674	40.4%	$1,180,344	22.4%	$1,768,065	33.6%	$191,512	3.6%
Total Revenue(2)	$202,249	49.6%	$80,032	19.6%	$119,324	29.2%	$6,447	1.6%

(1)	Includes approximately $456.5 million for the acquisition of the Northstar California Ski Resort, 15 attractions assets and five family entertainment centers, and approximately $243.4 million Note to SRH. Excludes (1) pro-rations, transaction costs and closing adjustments, and (2) approximately $50.3 million of assets included in EPR’s corporate/unallocated segment.
(2)	Includes the nine-month pro rata portion of approximately $43 million of annual base rent for the Attractions Assets, based on the terms of the new or amended leases that will become effective upon closing or existing leases that will remain in place after closing. Annual base rent does not represent historical rental amounts. Rather, all references to annual base rent in this proxy statement/prospectus refer to the contracted annual base rent for the property under the new, amended or continuing leases for the fiscal year ending December 31, 2017 assuming that the closing occurred as of January 1, 2017. Annual base rent does not include tenant recoveries, additional rents or other lease-related adjustments. Excludes (i) $2 million of revenue included in EPR’s corporate/unallocated segment and (ii) immaterial revenue from the five family entertainment centers, which EPR expects to dispose of after the closing.

Properties Securing the Note (see page 133)

EPR has agreed to provide approximately $243.4 million of five-year secured debt financing in the form of the Note to SRH for the purchase of 14 properties valued at approximately $374.5 million, including Cypress Mountain and 13 ski and mountain lifestyle assets located in the United States, which include a sky lift. This debt financing will be secured by mortgages on all of the assets being acquired by SRH. For more information regarding the properties to be secured by mortgages in favor of EPR in connection with this debt financing, see “Summary of Properties—Properties Securing the Note” beginning on page 133 of this proxy statement/prospectus.

Plan of Dissolution (see page 121)

If the Sale is completed and the Plan of Dissolution Proposal is approved by CLP stockholders, following the closing of the Sale, CLP intends to terminate its registration under the Exchange Act, cease filing reports with the SEC and file the Articles of Dissolution and such other documents as may be required to dissolve CLP with the SDAT, which will commence a formal process under which CLP will give notice of its intention to dissolve, allow its creditors to come forward to make claims for amounts owed to them, reserve amounts for payment to its creditors (including amounts required to cover unknown or contingent liabilities), wind-up its affairs, and distribute its remaining assets to its stockholders. A copy of the Plan of Dissolution is attached as Annex B to this proxy statement/prospectus. You are encouraged to read carefully the Plan of Dissolution in its entirety because it is the legal document that governs the proposed liquidation and dissolution of CLP.

The CLP Special Meeting; Vote Required (see page 54)

The special meeting of the stockholders of CLP will be held on March 24, 2017 at 10:00 a.m. Eastern Time, at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801.

At the special meeting, CLP stockholders will be asked to vote upon the following matters:

(1)	the Sale Proposal, a proposal to approve the Sale, pursuant to and on the terms and conditions set forth in the Purchase Agreement;

(2)	the Plan of Dissolution Proposal, a proposal to approve the Plan of Dissolution, including the complete liquidation and dissolution of CLP contemplated thereby, subject to the approval of the Sale Proposal and following the closing of the Sale; and

(3)	the Adjournment Proposal, a proposal to adjourn the special meeting to another date, even if a quorum is present, to solicit additional votes to approve the Sale and/or the Plan of Dissolution, if necessary.

Only holders of record of CLP common stock at the close of business on January 18, 2017, the record date, are entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were              shares of CLP common stock outstanding and entitled to vote.

Approval of each of the Sale Proposal and the Plan of Dissolution Proposal requires the affirmative vote of a majority of the holders of the shares of CLP common stock outstanding on the record date and entitled to vote thereon.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the special meeting, assuming a quorum is present.

Risk Factors (see page 31)

In evaluating the Sale and the Plan of Dissolution Proposals, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

Recommendation of the CLP Board of Directors (see page 74)

The CLP Board of Directors has determined that the proposals are advisable and in the best interests of (and, in the case of the Sale Proposal, fair to) CLP and its stockholders, and unanimously recommend that you vote FOR the Sale Proposal, FOR the Plan of Dissolution Proposal and FOR the Adjournment Proposal.

Opinions of the Financial Advisors (see pages 78 and 85 and Annexes C and D)

Robert A. Stanger & Co., Inc.

In connection with the Sale, at the November 1, 2016 meeting of the Special Committee, Stanger rendered its oral opinion to the Special Committee, confirmed by delivery of a written opinion dated November 2, 2016, and based upon and subject to the assumptions made, procedures followed, factors considered and limitations on the review set forth in its written opinion, that as of the date of such opinion, the aggregate Sale Consideration of $830,000,000 to be received by CLP in connection with the Sale pursuant to the Purchase Agreement was fair, from a financial point of view, to CLP, as more fully described below under the caption “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to the Special Committee.” The full text of Stanger’s written opinion is attached as Annex C to this proxy statement/prospectus and is incorporated in this document by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Stanger in rendering its opinion. Stanger’s opinion did not address the merits of the underlying decision by CLP to enter into the Purchase Agreement or related documents or the relative merits of the Sale or any related transactions compared with other business strategies or transactions available or that have been or might be considered by CLP, the Special Committee or the CLP Board of Directors or in which CLP might engage, including, without limitation, any other asset sales or dispositions, plan of liquidation or otherwise. Stanger’s advisory services and opinion were provided for the information and assistance of the Special Committee in connection with its consideration of the Sale and the opinion does not constitute a recommendation as to how any holder of CLP’s common stock should vote with respect to any matter. The summary of the opinion of Stanger set forth in the section of this proxy statement/prospectus captioned “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to the Special Committee” is qualified in its entirety by reference to the full text of the opinion.

Jefferies, LLC

On March 6, 2014, CLP retained Jefferies to act as its financial advisor in connection with a possible sale or other business transaction involving CLP. On May 15, 2014, CLP informed Jefferies that the CLP Board of Directors had established the Special Committee and had delegated the authority of the CLP Board of Directors to the Special Committee with respect to the review of one or more possible strategic transactions and consideration and recommendation thereof to the full board. As part of its engagement and in connection with the Sale, the Special Committee and the CLP Board of Directors (in their capacities as such) requested that Jefferies evaluate the fairness, from a financial point of view, to CLP of the implied net aggregate Sale Consideration of $830,000,000. At a meeting of the CLP Board of Directors on November 1, 2016, Jefferies rendered its oral opinion to the Special Committee and the CLP Board of Directors (in their capacities as such), subsequently confirmed by delivery of a written opinion dated November 1, 2016, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the implied net aggregate Sale Consideration of $830,000,000 was fair, from a financial point of view, to CLP, as more fully described below under the caption “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to CLP.” The full text of the written opinion of Jefferies, dated November 1, 2016, is attached hereto as Annex D. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. CLP encourages you to read Jefferies’ opinion carefully and in its entirety. Jefferies’ opinion was directed to the Special Committee and the CLP Board of Directors (in their capacities as such) and addresses only the fairness to CLP, from a financial point of view, of the implied net aggregate Sale Consideration of $830,000,000. Jefferies’ opinion was for the use and benefit of the CLP Board of Directors and the Special Committee (in their capacities as such) in their consideration of the Sale, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Purchase Agreement as compared to any alternative transaction or opportunity that might be available to CLP, nor did it address the underlying business decision to engage in the Sale or the terms of the Purchase Agreement or the documents referred to therein. It does not address any other aspects of the Sale and does not constitute a recommendation as to how the Special Committee, the CLP Board of Directors or any holder of CLP common stock should vote with respect to any matter. The summary of the opinion of Jefferies set forth in the section of this proxy statement/prospectus captioned “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to CLP” is qualified in its entirety by reference to the full text of the opinion.

Dissenters’ Rights of CLP Stockholders (see page 204)

Under the MGCL and CLP’s Articles, stockholders are not eligible for appraisal rights or dissenters’ rights in connection with the Plan of Dissolution Proposal.

CLP believes that the Sale Proposal will not entitle you to appraisal or dissenters’ rights under Maryland law or CLP’s Articles because Section 7.2(ii) of CLP’s Articles provides that CLP common stock has no appraisal rights. However, the question of the existence of appraisal or dissenters’ rights in connection with the Sale Proposal is not entirely free from doubt and, accordingly, if you wish to make your own determination as to whether you have appraisal or dissenters’ rights with respect to that proposal, you should consider engaging counsel to advise you on the applicable Maryland law.

For more information regarding applicable dissenters’ rights under the MGCL in connection with the Sale Proposal and the Plan of Dissolution Proposal, see “Appraisal Rights” beginning on page 204 of this proxy statement/prospectus.

Ownership of EPR Following the Sale (see page 95)

As discussed above, the actual number of EPR common shares to be issued to CLP at the closing of the Sale is subject to a collar mechanism pursuant to which the Share Consideration will consist of a minimum of 7.8 million EPR common shares and a maximum of 9.5 million EPR common shares, as well as to EPR’s right to replace Share Consideration with more Cash Consideration to ensure the transactions are fully taxable. After the closing, CLP expects to be issued between approximately 11% and 13% of EPR’s pro forma shares outstanding before distributing the EPR common shares to the CLP stockholders.

Conditions to Obligations to Complete the Sale (see page 111)

The closing of the Sale is subject to closing conditions, including, among other things:

•	approval of the Sale by the affirmative vote of the holders of at least a majority of the outstanding shares of CLP common stock entitled to vote thereon;

•	the expiration or termination of all waiting periods applicable to the Sale under the HSR Act (the FTC granted early termination of the waiting period under the HSR Act with respect to the Sale on December 9, 2016);

•	the approval for the NYSE listing of the EPR common shares to be issued in the Sale;

•	the accuracy of the representations and warranties made by the parties (subject to certain materiality qualifiers);

•	the absence of a material adverse effect on the entities and assets being acquired by the Purchasers, and the absence of a material adverse effect on either of the Purchasers;

•	the termination of certain management agreements related to the Attractions Sale;

•	the obtaining of permits from forest service authorities and consents from ground lessors;

•	the receipt by CLP of a tax opinion relating to EPR’s qualification and taxation as a REIT;

•	the receipt by SRH of certain notices and/or orders under the Investment Canada Act; and

•	other customary closing conditions.

The closing of the Sale is not conditioned on the approval of CLP’s stockholders of the Plan of Dissolution Proposal. In addition, the closing of the Sale is not subject to a financing condition or vote of EPR’s shareholders or the equity owners of SRH.

CLP is Prohibited from Soliciting Other Offers (see page 104)

Pursuant to the terms of the Purchase Agreement, CLP is restricted from soliciting offers related to the sale of the Attractions Assets or the Ski Assets or a merger or sale of CLP. CLP may, however, respond to an unsolicited bona fide third party written acquisition proposal if the CLP Board of Directors reasonably determines in good faith, after consultation with outside legal counsel and financial advisors, that such acquisition proposal constitutes (or would reasonably be expected to result in) a Superior Proposal (as defined in the Purchase Agreement) and the CLP Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ duties under applicable law, and enter into discussions with that person regarding the acquisition proposal, provided that prior to providing any non-public information to such third party, CLP (i) receives from the third party an executed confidentiality agreement that is no less favorable to CLP than those contained in the existing confidentiality agreements between each of CLP and EPR and SRH and (ii) notifies the Purchasers promptly (but in no event later than 24 hours) after receipt of a third party acquisition proposal, disclosing such details as are required by the Purchase Agreement. CLP has the right to terminate the Purchase Agreement in order to enter into an alternative transaction that is considered a Superior Proposal, following a prescribed process including a period of negotiation with the Purchasers.

Termination of the Purchase Agreement and Termination Fee (see page 113)

The Purchase Agreement also contains termination rights and provides that the Purchase Agreement may be terminated by mutual consent of EPR, SRH and CLP. In addition, the Purchase Agreement includes other termination rights, including:

•	termination by either EPR, SRH or CLP: (1) if the Sale does not close by September 15, 2017; (2) if a final non-appealable order is issued prohibiting the Sale; or (3) upon failure of CLP to obtain stockholder approval;

•	termination by CLP: (1) upon a breach or failure to perform by any Purchaser of its representations, warranties or covenants that cannot be cured on or before September 15, 2017; (2) in order to enter into an alternative transaction that is considered a Superior Proposal, following a prescribed process including a period of negotiation; or (3) if the Purchasers fail to close the Sale at a time when the conditions to the obligation of the parties to close have been satisfied or waived; or

•	termination by either EPR or SRH: (1) upon a breach or failure to perform by CLP of its representations, warranties or covenants that cannot be cured on or before September 15, 2017; (2) the CLP Board of Directors fails to recommend the approval of the Sale or changes its recommendation to CLP’s stockholders, CLP enters into a competing transaction, or CLP willfully breaches its covenant not to solicit a competing transaction; or (3) upon the occurrence and continuation after notice of any events that have had or would reasonably be expected to have a material adverse effect on the entities and assets being acquired.

CLP will be required to pay a termination fee of $25 million plus reimbursement of expenses incurred after June 10, 2016 (up to $10 million) to the Purchasers if the Purchase Agreement is terminated because CLP enters into an alternative definitive agreement in respect of a Superior Proposal or the CLP Board of Directors fails to recommend the approval of the Sale or changes its recommendation to CLP’s stockholders with respect to the Sale. In addition, CLP will be required to reimburse expenses of the Purchasers incurred after June 10, 2016 (up to $6.5 million) if the Purchase Agreement is terminated because CLP stockholders do not approve the Sale or pay reimbursement of expenses incurred after June 10, 2016 (up to $10 million) to the Purchasers if the Purchase Agreement is terminated because CLP breaches its representations, warranties or covenants set forth in the Purchase Agreement. The Purchasers, on a joint and several basis, will be required to pay a reverse termination fee of $60 million plus reimbursement of expenses incurred after June 10, 2016 (up to $10 million) to CLP if the

Purchase Agreement is terminated because the Purchasers fail to close the Sale as required by the Purchase Agreement after the conditions to the obligations to close have been satisfied or waived. In addition, the Purchasers will be required to pay reimbursable expenses incurred after June 10, 2016 (up to $10 million) to CLP if the Purchase Agreement is terminated because the Purchasers breach their representations, warranties or covenants set forth in the Purchase Agreement or pay reimbursable expenses incurred after June 10, 2016 (up to $1.5 million) to CLP if the Purchase Agreement is terminated after the date on which the proxy statement is first mailed to CLP’s stockholders due to an injunction or order relating to antitrust matters.

Comparison of Rights of EPR Shareholders and CLP Stockholders (see page 206)

Following the closing of the Sale and CLP’s distribution of the Share Consideration to CLP’s stockholders, CLP stockholders will receive EPR common shares and will become shareholders of EPR. Accordingly, their rights will be governed by EPR’s Declaration of Trust and Bylaws and applicable laws of the State of Maryland. EPR’s Amended and Restated Declaration of Trust, including the articles supplementary for each series of preferred shares, as amended (the “Declaration of Trust”), and Amended and Restated Bylaws, as amended (“Bylaws”), contain provisions that are different from CLP’s Articles and bylaws in various ways.

For a summary of certain differences between the rights of EPR shareholders and the rights of CLP stockholders, see “Comparison of Rights of EPR Shareholders and CLP Stockholders” beginning on page 206 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Considerations (see page 180)

You are urged to read the discussion in the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 180 of this proxy statement/prospectus and to consult your tax advisor as to the U.S. federal income tax consequences of the Sale and the Plan of Dissolution, as well as the effects of state, local and foreign tax laws.

SELECTED HISTORICAL FINANCIAL DATA OF CLP

The following table sets forth selected financial data for CLP as of the dates and for the periods indicated. The selected consolidated financial data for each of the fiscal years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014, have been derived from CLP’s audited consolidated financial statements, which are included elsewhere in this proxy statement/prospectus. The selected consolidated financial data for the nine months ended September 30, 2016 and the selected consolidated balance sheet data as of September 30, 2016, have been derived from CLP’s unaudited consolidated financial statements, which are included elsewhere in this proxy statement/prospectus. The selected consolidated financial data for each of the fiscal years ended of December 31, 2013, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from CLP’s audited consolidated financial statements, which are not included in this proxy statement/prospectus. The selected balance sheet data as of September 30, 2015 has been derived from CLP’s unaudited consolidated financial statements, which are not included in this proxy statement/prospectus.

CLP’s historical results are not necessarily indicative of future performance or results of operations. CLP’s results for the nine month period ended September 30, 2016 are not necessarily indicative of the results that may be expected for a full year or for any other period.

You should read this selected historical financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CLP” and the financial statements included in this proxy statement/prospectus and their accompanying notes.

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
	(unaudited)
Operating Data:
Revenues	$201,719	$285,251	$337,665	$373,295	$362,490	$349,527	$330,434
Operating income (loss) (1)	33,304	20,020	(111,175)	(10,378)	(25,960)	11,668	5,402
Income (loss) from continuing operations (1)	54,066	(29,100)	(160,624)	(60,438)	(66,816)	(37,059)	(40,851)
Income (loss) from discontinued operations (2)	9,441	214,386	204,671	(31,706)	(241,117)	(39,014)	(28,759)
Gain on sale of real estate	911	26,528	46,594	—	—	—	—
Gain from sale of unconsolidated entities	—	39,252	39,252	—	55,394	—	—
Net income (loss) (1)(2)	64,418	251,066	129,893	(92,144)	(252,539)	(76,073)	(69,610)
Per share data (basic and diluted):
From continuing operations (1)	$0.17	$0.11	$(0.23)	$(0.18)	$(0.03)	$(0.12)	$(0.14)
From discontinued operations (2)	0.03	0.66	0.63	(0.10)	(0.76)	(0.12)	(0.09)

Net income (loss) per share (1)(2)	$0.20	$0.77	$0.40	$(0.28)	$(0.79)	$(0.24)	$(0.23)

Weighted average number of shares outstanding (basic and diluted)	325,183	325,183	325,183	324,451	318,742	312,309	302,250
Distributions declared (3)	48,778	48,777	487,774	137,880	135,450	163,713	188,447
Distributions declared per share	0.15	0.15	1.50	0.43	0.43	0.53	0.63
Cash provided by operating activities	95,031	80,940	62,643	126,934	135,480	87,893	83,064
Cash provided by (used in) investing activities	42,192	824,922	1,057,214	273,986	(102,930)	(271,464)	(373,008)
Cash provided by (used in) financing activities	(88,525)	(732,036)	(1,173,246)	(335,458)	(34,140)	93,955	252,498
Other Data:
Funds from operations (4)	74,646	50,264	56,565	116,465	67,189	97,738	89,556
FFO per share (basic and diluted)	0.23	0.15	0.17	0.36	0.21	0.31	0.30
Modified funds from operations (4)	85,790	85,156	94,324	134,589	122,911	114,327	96,593
MFFO per share (basic and diluted)	0.26	0.26	0.29	0.41	0.39	0.37	0.32

	As of September 30,		As of December 31,
	2016	2015 (6)	2015	2014	2013	2012	2011
	(unaudited)
Balance Sheet Data:
Total assets (5)	$1,019,222	$1,616,761	$1,029,461	$2,269,231	$2,700,653	$2,938,028	$2,893,949
Mortgages and other notes payable	147,737	185,886	184,341	389,580	760,192	649,002	530,855
Liabilities related to assets held for sale	7,382	—	—	171,745	—	—	—
Senior notes, net of discount	—	—	—	310,134	394,419	394,100	393,782
Line of credit	—	—	—	152,500	50,000	95,000	—
Total liabilities	207,515	260,893	234,544	1,111,841	1,332,275	1,226,597	1,003,969
Stockholders’ equity	811,707	1,355,868	794,917	1,157,390	1,368,378	1,711,431	1,889,980
Number of Properties:
Consolidated:
Leased properties	31	24	24	42	72	73	88
Managed properties	12	33	17	54	63	55	32
Unimproved land or development	—	1	1	1	1	1	1
Unconsolidated:
Leased properties	—	7	7	8	8	14	14
Managed properties	—	—	—	—	—	36	36

(1)	CLP evaluated the carrying value of its properties for impairment and determined that the carrying value on some of its properties were not recoverable and recorded impairment provisions of approximately $8.1 million and $1.4 million for the nine months ended September 30, 2016 and 2015, respectively, and $124.9 million, $30.4 million, $50.0 million and $10 thousand for the years ended December 31, 2015, 2014, 2013 and 2012, respectively. CLP did not record any impairments for the year ended December 31, 2011. Certain of CLP’s tenants experienced financial difficulties and have defaulted on their leases. CLP did not record any gain or loss on lease terminations for the nine months ended September 30, 2016 and 2015 or for the year ended December 31, 2015. However, for the years ended December 31, 2014 and 2012, CLP recorded losses on lease terminations of approximately $8.9 million and $1.6 million, respectively. For the year ended December 31, 2013, CLP recorded a net gain on lease termination of approximately $3.9 million as a result of terminating CLP’s lease related to an attractions property in Hawaii in exchange for receiving an intangible trade name. For the year ended December 31, 2011, CLP recorded a net gain on lease termination of approximately $0.4 million as a result of terminating CLP’s lease related to its attractions properties. In addition, CLP recorded loan loss provisions of approximately $9.4 million, $9.3 million, $3.3 million, $3.1 million and $1.7 million on mortgages and other notes receivable that were deemed uncollectible for the nine months ended September 30, 2015 and for the years ended December 31, 2015, 2014, 2013 and 2012, respectively. CLP did not record any loan loss provisions for the nine months ended September 30, 2016 or for the year ended December 31, 2011.
(2)	Included in discontinued operations for the nine months ended September 30, 2015 and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 were impairment provisions of approximately $7.7 million, $7.7 million, $37.9 million, $219.5 million, $0.7 million and $16.9 million, respectively, relating to certain properties where CLP determined the carrying value was not recoverable based on an analysis comparing estimated and current projected undiscounted cash flows, including estimated net sales proceeds, of the properties over their remaining useful lives to the net carrying values of the properties. No impairment provisions were included in discontinued operations for the nine months ended September 30, 2016. Additionally, included in discontinued operations for the nine months ended September 30, 2016 and 2015, and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are gains of approximately $9.7 million, $210.9 million, $200.2 million, $4.1 million, $2.4 million, $0.3 million and $1.2 million, respectively, from the sale of properties that were classified as discontinued operations.

In accordance with U.S. generally accepted accounting principles (“GAAP”), CLP has reclassified and included the results of operations from the properties classified as assets held for sale which qualified as discontinued operations in accordance with Accounting Standards Update (“ASU”) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” as discontinued operations in the consolidated statements of operations for all periods presented.

(3)	Cash distributions were declared by the CLP Board of Directors quarterly and generally were based on various factors, including actual and future expected net cash from operations, Funds from Operations (“FFO”) and Modified Funds from Operations (“MFFO”), and CLP’s general financial condition, among others. In addition to quarterly cash distributions, in December 2015, the CLP Board of Directors also declared a special distribution of $1.30 per share. For the year ended December 31, 2015, approximately 28% and 18.3% of the distributions paid to stockholders were considered ordinary income and capital gain, respectively, as a result of the net gain on sales of CLP’s interest in one unconsolidated joint venture and 55 consolidated properties, and approximately 53.7% of the distributions paid to stockholders were considered a return of capital to stockholders for U.S. federal income tax purposes. For each of the years ended December 31, 2014, 2012 and 2011, none of the distributions paid to stockholders were considered taxable income and approximately 100.0% of the distributions paid to stockholders were considered a return of capital to stockholders for U.S. federal income tax purposes. For the year ended December 31, 2013, approximately 29.3% of the distributions paid to stockholders were considered capital gain as a result of the gain on the sale of CLP’s three unconsolidated senior housing joint ventures and approximately 70.7% of the distributions paid to stockholders were considered a return of capital to stockholders for U.S. federal income tax purposes. CLP has not treated such amounts as a return of capital for purposes of calculating the stockholders’ return on their invested capital, as described in CLP’s advisory agreement.

(4)	Due to certain unique operating characteristics of real estate companies, as discussed below, National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as FFO, which CLP believes to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

CLP defines FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. CLP’s FFO calculation complies with NAREIT’s policy described above.

(5)	The decline in total assets period over period is primarily due to the sale of real estate in accordance with CLP’s exit strategy. During 2013, CLP sold its interest in three unconsolidated senior housing joint ventures and sold four consolidated properties. During 2014, CLP sold its entire golf portfolio (consisting of 48 properties) and its multi-family development property. During 2015, CLP sold 55 properties and its 81.98% interest in the DMC Partnership. During the nine months ended September 30, 2016, CLP sold six properties. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations of CLP” for additional information.

(6)	The balance sheet data for the nine months ended September 30, 2015 reflects the reclassification of loan costs, net, as CLP adopted the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issue Costs,” and ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements” on January 1, 2016. As permitted by ASU 2015-03, CLP has retrospectively adjusted the presentation of loan costs related to its mortgage and notes payables and presented these loan costs as a direct reduction from the carrying amount of the debt payable. As permitted by ASU 2015-15, CLP did not change the presentation of loan costs related to its line of credit arrangement and continued to present these loan costs as Other Assets on the consolidated balance sheet.

CLP defines MFFO, a non-GAAP measure, consistent with the REIT Committee of the Investment Program Association (“IPA”) Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss acquisition fees and expenses; amounts relating to the write-off of deferred rent receivables and other lease-related assets as well as amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income or loss from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While CLP is responsible for managing interest rate, hedge and foreign exchange risk, CLP does retain an outside consultant to review all of its hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of CLP’s operations, CLP believe it is appropriate to exclude such non-recurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CLP” for additional disclosures relating to FFO and MFFO, including a reconciliation of net income/(loss) to FFO and MFFO for the periods indicated.

SELECTED HISTORICAL FINANCIAL DATA OF EPR

The following table sets forth selected historical financial data of EPR as of the dates and for the periods indicated. The selected consolidated operating statement data for each of the fiscal years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014, have been derived from EPR’s audited consolidated financial statements contained in EPR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference in this proxy statement/prospectus. The selected consolidated operating statement data for the nine months ended September 30, 2016 and 2015 and the selected consolidated balance sheet data as of September 30, 2016, have been derived from EPR’s unaudited consolidated financial statements contained in EPR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which is incorporated by reference in this proxy statement/prospectus. The selected consolidated operating statement data for each of the fiscal years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from EPR’s audited consolidated financial statements, which are not included or incorporated by reference in this proxy statement/prospectus. The selected balance sheet data as of September 30, 2015 has been derived from EPR’s historical unaudited consolidated financial statements for such quarter, which has not been incorporated by reference into this proxy statement/prospectus.

EPR’s historical results are not necessarily indicative of future performance or results of operations. EPR’s results for the nine month period ended September 30, 2016 are not necessarily indicative of the results that may be expected for a full year or for any other period.

You should read this selected historical financial information together with the financial statements included in reports that are incorporated by reference in this proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of EPR contained in such reports.

Operating Statement Data:

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
	(unaudited)
Rental revenue	$292,115	$240,306	$330,886	$286,673	$248,709	$234,517	$219,733
Tenant reimbursements	11,577	11,986	16,320	17,663	18,401	18,575	17,965
Other income	5,812	2,416	3,629	1,009	1,682	738	374
Mortgage and other financing income	52,907	54,321	70,182	79,706	74,272	63,977	55,564

Total revenue	362,411	309,029	421,017	385,051	343,064	317,807	293,636
Property operating expense	16,687	17,623	23,433	24,897	26,016	24,915	24,204
Other expense	5	533	648	771	658	1,382	1,613
General and administrative expense	27,309	22,920	31,021	27,566	25,613	23,170	20,173
Retirement severance expense	—	18,578	18,578	—	—	—	—
Costs associated with loan refinancing or payoff, net	905	261	270	301	6,166	627	1,877
Gain on early extinguishment of debt	—	—	—	—	(4,539)	—	—
Interest expense, net	70,310	59,123	79,915	81,270	81,056	76,656	71,295
Transaction costs	4,881	6,818	7,518	2,452	1,955	404	1,727
Provision for loan losses	—	—	—	3,777	—	—	—
Impairment charges	—	—	—	—	—	3,074	2,531
Depreciation and amortization	79,222	64,702	89,617	66,739	53,946	46,698	42,975

Income before equity in income from joint ventures and other items	163,092	118,471	170,017	177,278	152,193	140,881	127,241
Equity in income from joint ventures	501	701	969	1,273	1,398	1,025	2,847
Gain on sale or acquisition, net	3,885	23,829	23,829	1,209	3,017	—	—
Gain on previously held equity interests	—	—	—	—	4,853	—	—
Gain on sale of investment in a direct financing lease	—	—	—	220	—	—	—

Income before income taxes	167,478	143,001	194,815	179,980	161,461	141,906	130,088
Income tax benefit (expense)	(637)	(1,418)	(482)	(4,228)	14,176	—	—

Income from continuing operations	$166,841	$141,583	$194,333	$175,752	$175,637	$141,906	$130,088

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
	(unaudited)
Discontinued operations:
Income (loss) from discontinued operations	—	199	199	505	333	620	(842)
Transaction (costs) benefit	—	—	—	3,376	—	—	—
Impairment charges	—	—	—	—	—	(20,835)	(33,525)
Gain (loss) on sale, net from discontinued operations	—	—	—	—	4,256	(27)	19,545

Net income	166,841	141,782	194,532	179,633	180,226	121,664	115,266
Add: Net income attributable to noncontrolling interests	—	—	—	—	—	(108)	(38)

Net income attributable to EPR Properties	166,841	141,782	194,532	179,633	180,226	121,556	115,228
Preferred dividend requirements	(17,855)	(17,855)	(23,806)	(23,807)	(23,806)	(24,508)	(28,140)
Preferred share redemption costs	—	—	—	—	—	(3,888)	(2,769)

Net income available to common shareholders of EPR Properties	$148,986	$123,927	$170,726	$155,826	$156,420	$93,160	$84,319

	Nine Months Ended September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(unaudited)
Per share data attributable to EPR Properties common shareholders:
Basic earnings per share data:
Income from continuing operations	$2.35	$2.15	$2.93	$2.80	$3.16	$2.42	$2.13
Income (loss) from discontinued operations	—	—	0.01	0.07	0.10	(0.43)	(0.32)

Net income available to common shareholders	$2.35	$2.15	$2.94	$2.87	$3.26	$1.99	$1.81

Diluted earnings per share data:
Income from continuing operations	$2.35	$2.15	$2.92	$2.79	$3.15	$2.41	$2.12
Income (loss) from discontinued operations	—	—	0.01	0.07	0.09	(0.43)	(0.32)

Net income available to common shareholders	$2.35	$2.15	$2.93	$2.86	$3.24	$1.98	$1.80

Shares used for computation (in thousands):
Basic	63,296	57,468	58,138	54,244	48,028	46,798	46,640
Diluted	63,393	57,699	58,328	54,444	48,214	47,049	46,901
Cash dividends declared per common share	$2.88	$2.72	$3.63	$3.42	$3.16	$3.00	$2.80

Balance Sheet Data:

	As of September 30,		As of December 31,
(dollars in thousands)	2016	2015 (1)	2015	2014	2013	2012	2011
	(unaudited)
Net real estate investments	$3,776,554	$3,343,913	$3,427,729	$2,839,333	$2,394,966	$2,113,434	$2,031,090
Mortgage notes and related accrued interest receivable, net	440,878	455,330	423,780	507,955	486,337	455,752	325,097
Investment in a direct financing lease, net	189,152	190,029	190,880	199,332	242,212	234,089	233,619
Total assets	4,620,970	4,182,004	4,217,270	3,686,275	3,254,372	2,931,827	2,721,980
Common dividends payable	20,361	17,896	18,401	16,281	13,601	35,165	32,709
Preferred dividends payable	5,951	5,951	5,951	5,952	5,951	6,021	6,002
Debt	2,248,576	2,018,354	1,981,920	1,629,750	1,457,432	1,353,929	1,142,280
Total liabilities	2,431,543	2,192,933	2,143,402	1,759,786	1,566,358	1,471,929	1,223,877
Noncontrolling interests	—	377	—	377	377	377	28,054
Equity	2,189,427	1,989,071	2,073,868	1,926,489	1,688,014	1,459,898	1,498,103

(1)	The balance sheet data for the nine months ended September 30, 2015 reflects the reclassification of deferred financing costs, net, as EPR early adopted the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issue Costs,” during 2015 and applied the guidance retrospectively. The costs unrelated to EPR’s unsecured revolving credit facility are shown as a reduction of debt for the period presented.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 13 of this proxy statement/prospectus, CLP stockholders should carefully consider the following risks before deciding whether to vote for the proposals set forth herein. In addition, CLP stockholders should read and consider the risks associated with the business of EPR and the properties to be acquired by EPR because these risks will also affect EPR following the Sale. Risks in relation to EPR’s business can be found in EPR’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this proxy statement/prospectus, and risks in relation to the properties to be acquired by EPR can be found in CLP’s filings with the SEC, which are available on the SEC’s website at http://www.sec.gov, including the Annual Report on Form 10-K for the year ended December 31, 2015 as filed with the SEC on March 28, 2016.

Risk Factors Relating to the Sale

Failure to complete the Sale on a timely basis or at all may result in CLP discontinuing its business and operations and/or reduce the assets available for distribution to CLP stockholders.

If the Sale is not completed on a timely basis or at all for any reason, CLP could be subject to a number of material risks, including that:

•	CLP may be unable to dispose of its assets for an aggregate amount equaling or exceeding its liabilities and obligations;

•	management focus and resources may be diverted from operational matters and other strategic opportunities while management is working to implement the Sale;

•	CLP may be unable to secure additional capital or enter into an alternative business combination transaction;

•	CLP may be unable to refinance its existing debt when it becomes due;

•	CLP would still be required to pay expenses incurred in connection with the Sale, including financial advisory, legal and accounting fees; and

•	CLP may be required, under certain circumstances, to pay a termination fee of $25 million, plus reimbursement of actual out of pocket expenses, up to $10 million, incurred by the Purchasers (see “The Purchase Agreement—Termination of the Purchase Agreement—Termination Fee and Expenses Payable by CLP to the Purchasers” beginning on page 114 of this proxy statement/prospectus).

The occurrence of any of the above events would impair CLP’s ability to conduct its operations and business and may force CLP to discontinue its operations altogether. Furthermore, if the Sale is not consummated, the CLP Board of Directors will have to review other alternatives for liquidity, which may not occur in the near term or on terms as attractive as the terms of the Sale.

The Sale is subject to a number of conditions and the failure to satisfy any of these conditions would jeopardize CLP’s ability to complete the Sale.

The completion of the Sale is subject to numerous closing conditions, some of which are out of CLP’s control, including the following:

•	the Sale being approved by CLP stockholders;

•	the expiration or termination of the waiting period applicable to the Sale under the HSR Act (the FTC granted early termination of the waiting period under the HSR Act with respect to the Sale on December 9, 2016);

•	the approval of the NYSE listing of the EPR common shares to be issued in the Sale;

•	the receipt of forest service permits and ground lessor consents;

•	the accuracy of the representations and warranties of the parties at and as of the closing of the Sale (subject to certain materiality qualifiers);

•	the performance in all material respects of each party’s obligations under the Purchase Agreement required to be performed by it on or prior to the closing date of the Sale;

•	the absence of a material adverse effect on the entities and assets being acquired by the Purchasers, and the absence of a material adverse effect on either of the Purchasers; and

•	the receipt of certain notices and/or orders under the Investment Canada Act.

CLP cannot be certain that its stockholders will approve the Sale. CLP also cannot be certain when it will be able to satisfy the other closing conditions or whether it will be able to satisfy them at all. Furthermore, CLP cannot be certain whether or when the Purchasers will be able to satisfy the closing conditions. If any of these conditions are not satisfied or waived prior to September 15, 2017, it is possible that the Purchase Agreement may be terminated. Although CLP and the Purchasers have agreed in the Purchase Agreement to use reasonable best efforts, subject to certain limitations, to complete the Sale as promptly as possible, these and other conditions to the completion of the Sale may fail to be satisfied. Even if the Sale Proposal is approved by the required vote of the CLP stockholders at the special meeting, CLP cannot guarantee that the Sale will be completed. If the Sale is not completed, CLP may have a need for additional capital to operate its business. Without the proceeds from the Sale, CLP would have to significantly curtail its operations to continue to achieve its investment objectives, which measures may still not provide sufficient capital or other resources, unless CLP were able to obtain substantial additional financing. CLP believes that its ability to raise such capital through such additional financing is very limited.

Whether or not the Sale is completed, there may be few, if any, assets available for distribution to CLP stockholders.

CLP’s sources of capital and liquidity are limited, and there is significant uncertainty regarding CLP’s ability to obtain financing from either affiliated or unaffiliated sources to fund its cash requirements on reasonable terms or at all. If the Sale or another similar transaction is not approved and consummated on a timely basis, CLP cannot assure you that sources of liquidity or funding will be available for potential operational and capital needs of CLP in the future. In such an event, it is possible that CLP would have insufficient resources to continue operations and meet its investment objectives.

If the Sale is completed, CLP’s assets will primarily consist of (i) approximately $647 million of EPR common shares, subject to a collar mechanism in accordance with the terms of the Purchase Agreement as described elsewhere in this proxy statement/prospectus; (ii) approximately $183 million in cash, subject to adjustment in accordance with the terms of the Purchase Agreement; and (iii) any additional cash and cash equivalents received from the prior sale of CLP’s other properties to the extent not already distributed to the CLP stockholders. CLP estimates that its assets after completion of the Sale will be sufficient to satisfy its expenses and known retained liabilities and obligations. Although CLP currently expects the cash reserve to be sufficient to pay, or provide for the payment of, all of CLP’s known retained liabilities and obligations, it is possible that, in the course of the dissolution process, unanticipated expenses and contingent liabilities could arise. If such liabilities exceed the cash reserve, CLP or its successor (such as a liquidating trust), would reduce, and perhaps eliminate, the assets available for distribution to CLP stockholders.

The Purchase Agreement contains provisions that could discourage a potential competing acquirer of CLP or its businesses or could result in a competing acquisition proposal being at a lower price than it might otherwise be.

The Purchase Agreement contains provisions that, subject to limited exceptions, restrict the ability of CLP to solicit, initiate, knowingly induce, encourage or facilitate any third-party proposals to acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of CLP or any subsidiary of CLP. Prior to receiving CLP stockholder approval of the Sale, CLP may negotiate with a third party after receiving an unsolicited bona fide written proposal if the CLP Board of Directors determines in good faith (after consultation with outside legal counsel and financial advisors) that the unsolicited proposal is, or is reasonably likely to result in, a Superior Proposal, and the CLP Board of Directors determines that failure to negotiate would be inconsistent with its duties. Once a third party proposal is received, CLP must notify the Purchasers (promptly but not later than 24 hours) following receipt of the proposal and keep the Purchasers informed of the status and terms of the proposal and associated negotiations. In response to such a proposal, CLP may, under certain circumstances and following a prescribed process, including a period of negotiation with the Purchasers, withdraw or modify its recommendation to CLP stockholders with respect to the Sale, and enter into an agreement to consummate a competing transaction with a third-party, if the CLP Board of Directors determines in good faith that the competing proposal is more favorable to CLP stockholders and pays the $25 million termination fee to the Purchasers plus reimbursement of actual out-of-pocket expenses, up to $10 million, incurred by the Purchasers. See “The Purchase Agreement—Covenants and Agreements—No Solicitation of Transactions” beginning on page 104 and “The Purchase Agreement—Termination of the Purchase Agreement—Termination Fee and Expenses Payable by CLP to the Purchasers” beginning on page 114.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of CLP from considering or proposing such an acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share value than the value proposed to be received or realized in the Sale.

CLP stockholders will not know at the time of the CLP special meeting the exact market value or number of EPR common shares that will be issued in the Sale to CLP and may receive EPR common shares in the distribution with a market value or number lower than expected.

If the Sale is consummated, CLP will receive, as agent for the CLP subsidiaries selling equity interests or assets to the respective Purchaser (the “Sellers”), with respect to the Attractions Assets, (a) an amount in cash estimated to equal approximately $183 million, subject to adjustment in accordance with the terms of the Purchase Agreement and (b) approximately $647 million of EPR common shares, subject to the following collar mechanism and to EPR’s right to replace Share Consideration with more Cash Consideration to cause the transactions to be fully taxable. The number of EPR common shares to be issued to CLP at the closing of the Sale will be equal to the quotient of approximately $647 million divided by the Closing VWAP, provided that (i) if the Closing VWAP is less than $68.25, then the calculation will be made as if the Closing VWAP were $68.25, and (ii) if the Closing VWAP is greater than $82.63, then the calculation will be made as if the Closing VWAP were $82.63. See “The Purchase Agreement—The Sale—Consideration to be Received by CLP” beginning on page 94. As of November 2, 2016, the date the Purchase Agreement was signed, based on the volume weighted average price per EPR common share on the NYSE for the ten business days ending on the business day immediately prior to the signing of the Purchase Agreement (which was $73.78), the number of EPR common shares that would have been issued to CLP at the closing of the Sale was approximately 8.8 million.

Changes in the market price of EPR common shares will affect the number of EPR common shares that CLP will receive on the closing date of the Sale. Stock price changes may result from a variety of factors that are beyond EPR’s control, including general market and economic conditions and changes in business prospects. In addition, the distribution of EPR common shares to CLP stockholders by CLP will not occur until after the Sale is consummated. The market price of EPR common shares may have declined between the time the Share Consideration is issued to CLP at the consummation of the Sale and the time the Share Consideration is distributed by CLP pro rata to its stockholders.

Therefore, CLP stockholders at the time of the special meeting cannot be certain of the exact market value or number of EPR common shares that will be issued to CLP at the consummation of the Sale or the number of EPR common shares to be received by CLP stockholders at the time of the distribution. From January 1, 2016 through December 30, 2016, the closing price of EPR common stock varied from a low of $53.00 to a high of $84.67, and closed at $74.03 on January 12, 2017, the last practicable date before the date of this proxy statement/prospectus. You are urged to obtain a current market quotation for EPR common shares before you vote your shares.

For a description of certain risks related to EPR’s business, see “Risk Factors” in EPR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this proxy statement/prospectus.

The collar mechanism for determining the number of EPR common shares to be issued or distributed in the transaction presents several risks to CLP stockholders.

The collar mechanism for determining the number of the EPR common shares to be issued or distributed in the transaction (as described above and in the Purchase Agreement) presents several risks to CLP stockholders:

•	First, because the number of EPR common shares issued or distributed depends on the volume weighted average trading price of the EPR common shares during the ten business-day period ending on the second business day before the closing of the Sale, CLP stockholders cannot determine the exact number of EPR common shares to be issued or distributed to them in the transaction. Such number may be lower than the number of such shares that would have been issued or distributed if the transaction were to have closed on the date of the signing of the Purchase Agreement, subject to a minimum of approximately 7.8 million shares to be issued or distributed as established by the Share Consideration collar mechanism. In that event, CLP stockholders would own a proportionately smaller interest in EPR following the closing than they would have if the transaction were to have closed on the date the Purchase Agreement was signed.

•	Second, because the Share Consideration collar mechanism puts a lower limit of $68.25 on the volume weighted average trading price used to determine the number of shares issued or distributed by EPR, the aggregate value of the Share Consideration at closing will be less than $647 million if the volume weighted average trading price is less than $68.25.

•	Finally, the EPR common shares received by CLP stockholders may have a per share trading price at closing that is less than the value of such shares determined by the mechanism used to determine the number of shares to be issued or distributed, which depends on the volume weighted average trading price of EPR common shares during the 10-day measurement period.

Because CLP does not know the cash value of the liabilities that it is retaining, the amount and timing of the proceeds distributed to CLP stockholders may be significantly less than the amount of net proceeds it receives from the Sale.

Although CLP currently estimates that the cash it will retain following the Sale will be sufficient to pay its expenses and satisfy its known retained liabilities and obligations and that all remaining cash and EPR common shares will ultimately be available for distribution to the CLP stockholders, CLP is unable at this time to predict the exact amount and timing of any distributions to the CLP stockholders. CLP is retaining specified liabilities that it must satisfy prior to distributing the remaining proceeds of the Sale to the CLP stockholders. CLP does not currently know the exact cost of satisfying these liabilities. Additional liabilities could arise. Significant time may be required to resolve some of these liabilities, which would delay the final distribution to the CLP stockholders. Also, some of these items involve third parties and are therefore beyond CLP’s control.

Uncertainty regarding the Sale could adversely affect the business and operations of EPR and CLP.

Because the Sale is subject to several closing conditions, uncertainty exists regarding the completion of the Sale. This uncertainty may cause some tenants, vendors/suppliers or others of each of EPR and CLP to delay or defer decisions, which could negatively affect the revenues, earnings, cash flows and expenses of EPR and CLP, regardless of whether the Sale is consummated. Similarly, current and prospective employees of EPR and CLP may experience uncertainty about their future roles following the closing of the Sale which may materially adversely affect the ability of EPR and CLP to attract and retain key personnel during the pendency of the Sale. In addition, due to operating restrictions in the Purchase Agreement, each of EPR and CLP may be unable, without the other party’s consent, during the pendency of the Sale to pursue certain strategic transactions, undertake certain capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

CLP stockholders will have limited ability to influence EPR’s actions and decisions following the Sale and the distribution.

Following the Sale and subsequent distribution, CLP stockholders are expected to hold between approximately 11% and 13% of the outstanding EPR common shares in the aggregate, on a pro forma basis, and no single CLP stockholder is expected to hold more than 1% of the outstanding EPR common shares. As a result, CLP stockholders will have only limited ability to influence EPR’s business. CLP stockholders will not have separate approval rights with respect to any actions or decisions of EPR or have separate representation on EPR’s Board of Trustees.

Certain directors and executive officers of CLP may have interests in the Sale that may be different from, or in addition to, the interests of CLP stockholders.

In considering the recommendation of the CLP Board of Directors with respect to the Sale, CLP stockholders should be aware that certain of CLP’s directors and executive officers may have interests in the Sale that are different from, or in addition to, the interests of CLP stockholders generally. These interests, among other things, may influence or may have influenced the directors and executive officers of CLP to support or approve the Sale. See “Proposal One—The Sale Proposal—Interests of Executive Officers and Directors of CLP in the Sale.”

If the Sale is not consummated by September 15, 2017, any of the parties may terminate the Purchase Agreement.

Any party may terminate the Purchase Agreement if the Sale has not been consummated by September 15, 2017. However this termination right will not be available to a party if that party failed to fulfill its obligations under the Purchase Agreement and that failure was the principal cause of, or resulted in, the failure of the consummation of the Sale. See “The Purchase Agreement—Termination of the Purchase Agreement” beginning on page 113.

Following the Sale, CLP may be deemed an investment company and subjected to related restrictions under the Investment Company Act.

The regulatory scope of the Investment Company Act, which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act may, however, also be deemed to be applicable to a company that does not intend to be characterized as an investment company but that, nevertheless, engages in activities that may be deemed to be within the definitional scope of certain provisions of the Investment Company Act. CLP believes that the nature of its assets and anticipated principal activities following the Sale (including the intended liquidation and dissolution of CLP) will not subject it to regulation under the Investment Company Act. Nevertheless, there can be no assurance that CLP will not be deemed to be an investment company. If CLP is deemed to be an investment company, CLP may become subject to certain restrictions relating to CLP’s activities, including restrictions on the nature of its investments and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company, adoption of a specific form of corporate structure and compliance with certain reporting, record keeping, voting, proxy, disclosure and other rules and regulations. In the event of the characterization of CLP as an investment company, the inability of CLP to satisfy such regulatory requirements, whether on a timely basis or at all, could, under certain circumstances, have a material adverse effect on CLP.

CLP may be subject to the prohibited transactions tax on the sale of its properties.

So long as CLP continues to qualify as a REIT, any net gain from “prohibited transactions” will be subject to a 100% tax. “Prohibited transactions” are sales of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of a trade or business. The prohibited transactions tax is intended to prevent a REIT from retaining any profit from ordinary retailing activities. The Internal Revenue Code of 1986, as amended (the “Code”), provides for a “safe harbor” which, if all its conditions are met, would protect a REIT’s property sales from being considered prohibited transactions. Whether or not CLP obtains stockholder approval of the Plan of Dissolution Proposal, the gain CLP realizes on the Sale may be treated as income attributable to a prohibited transaction and subject to a 100% tax. Whether property is held primarily for sale to customers in the ordinary course of a REIT’s trade or business depends on all the facts and circumstances surrounding the particular transaction. CLP does not believe it should be viewed as having held any of such properties as inventory or otherwise primarily for sale to customers, and as such does not believe that the Sale should be subject to the 100% tax. However, CLP can give no assurances that the Internal Revenue Service (the “IRS”) will not disagree and contend that one or more of these sales is subject to the 100% tax.

Approval of the Sale and the Plan of Dissolution may lead to stockholder litigation which could result in substantial costs and distract CLP’s management.

Historically, extraordinary corporate actions by a company, such as CLP’s proposed Sale and Plan of Dissolution, have sometimes led to securities class action lawsuits being filed against that company. CLP may become involved in this type of litigation as a result of the Sale and the Plan of Dissolution Proposals, which risk would increase if CLP stockholders approve the Sale and the Plan of Dissolution Proposals. As of the date of this proxy statement/prospectus, no such lawsuits relative to the Sale or Plan of Dissolution were pending or, to CLP’s knowledge, threatened. However, if such a lawsuit is filed against CLP, the litigation is likely to be expensive and, even if CLP ultimately prevails, the process will divert management’s attention from implementing the Sale and the Plan of Dissolution. If CLP were not to prevail in such a lawsuit or lawsuits, it may be liable for damages and CLP cannot predict the amount of any such damages, if applicable, which may be significant and may reduce the cash available for distribution to CLP stockholders.

Risk Factors Relating to the Liquidation and Dissolution of CLP

CLP stockholders could approve the Sale Proposal but vote against the Plan of Dissolution Proposal.

Subject to the CLP stockholders’ approval of the Sale Proposal and the Plan of Dissolution Proposal, CLP will proceed to liquidate and dissolve following the closing of the Sale. If CLP obtains stockholder approval of the Sale Proposal and completes the Sale, but does not obtain CLP stockholder approval of the Plan of Dissolution Proposal, CLP would have to continue its business operations despite the sale of all of its assets and its announced intent to liquidate and dissolve. Assuming the completion of the Sale, CLP will have no assets with which to generate operating revenue. Further, CLP does not intend to invest in another operating business following the closing of the Sale. If the Plan of Dissolution Proposal is not approved, CLP will be required to use all or a significant portion of its remaining cash to pay ongoing operating expenses. The CLP Board of Directors believes it will be difficult to continue to operate CLP’s business given CLP’s recent liquidity constraints or identify another purchaser prepared to negotiate a transaction on more favorable terms than those contained in the Purchase Agreement, if at all.

If CLP stockholders approve the Sale Proposal but vote against the Plan of Dissolution Proposal, CLP may fail to qualify as a REIT.

If CLP obtains stockholder approval of the Sale Proposal and completes the Sale, but does not obtain CLP stockholder approval of the Plan of Dissolution Proposal, CLP would be required to distribute EPR common shares to CLP stockholders pursuant to the Purchase Agreement and would hold only cash arising from the Sale. In such a scenario, there is a risk that CLP could fail to meet one or more of the requirements that must be met in order to qualify as a REIT. For example, to qualify as a REIT, at least 75% of CLP’s gross income must come from real estate sources and 95% of CLP’s gross income must come from real estate sources and certain other sources that are itemized in the REIT tax laws, mainly interest and dividends. CLP may fail to meet the 75% gross income test if it held only cash from the Sale, and the Plan of Dissolution Proposal was not approved. If this result were to occur, CLP would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates.

CLP cannot determine at this time the amount or timing of any distributions to its stockholders because there are many factors, some of which are outside of CLP’s control, that could affect CLP’s ability to make such distributions.

CLP cannot determine at this time when, or potentially whether, it will be able to make any distributions to its stockholders or the amount of any such distributions. Those determinations depend on a variety of factors, including, but not limited to, (i) whether the Sale closes; (ii) the timing of the closing of the Sale; (iii) the amount CLP will be required to pay to satisfy unknown or contingent liabilities in the future; (iv) the cost of operating CLP through the date of CLP’s final dissolution; (v) inaccuracies in the cost estimates to resolve currently known contingent liabilities; (vi) general business and economic conditions; and (vii) other matters. CLP will continue to incur liabilities and expenses from operations as it seeks to close the Sale and effect the dissolution. CLP’s estimates regarding its expense levels may be inaccurate. Any unforecasted or unexpected claims, liabilities or expenses that arise between the date of filing of this proxy statement/prospectus and the consummation of the proposed liquidation and final dissolution of CLP, or any claims, liabilities or expenses that exceed CLP’s estimates, could leave CLP with less cash than is necessary to pay liabilities and expenses and would likely reduce the amount of proceeds available for ultimate distribution to CLP stockholders. Further, if cash to be received in the Sale is not adequate to provide for all of CLP’s obligations, liabilities, expenses and claims, CLP will not be able to distribute any amount at all to its stockholders. In addition, CLP may be required under Maryland law to hold back for distribution at a later date some or all of the estimated amounts that CLP currently expects to distribute to its stockholders.

For the foregoing reasons, there can be no assurance as to the timing and amount of distributions to CLP stockholders, even if the Sale is completed.

The CLP Board of Directors may abandon or delay implementation of the Plan of Dissolution even if it is approved by CLP stockholders.

The CLP Board of Directors has adopted and approved the Plan of Dissolution for the liquidation and dissolution of CLP following the closing of the Sale. Nevertheless, the CLP Board of Directors may terminate the Plan of Dissolution for any reason. This power of termination may be exercised both before and after the approval of the Plan of Dissolution Proposal by CLP stockholders, up to the time that the Articles of Dissolution have been accepted for record by the SDAT. Notwithstanding approval of the Plan of Dissolution Proposal by CLP stockholders, the CLP Board of Directors may modify or amend the Plan of Dissolution without further action by the CLP stockholders to the extent permitted under then current law. Following completion of the Sale, CLP will continue to exist as a public company until it is dissolved. Although the CLP Board of Directors has no present intention to pursue any alternative to the Plan of Dissolution, the CLP Board of Directors may conclude either that its duties under applicable law require it to pursue business opportunities that present themselves or that abandoning the Plan of Dissolution is otherwise in the best interests of CLP and its stockholders. If the CLP

Board of Directors elects to pursue any alternative to the Plan of Dissolution, CLP stockholders may not receive any of the consideration currently estimated to be available for distribution to them pursuant to the Sale and the Plan of Dissolution.

Distribution of the consideration from the Sale to CLP stockholders could be delayed and CLP stockholders could, in some circumstances, be held liable for amounts they received from CLP in connection with CLP’s dissolution.

Although the CLP Board of Directors has not established a firm timetable for distributions to CLP stockholders, the CLP Board of Directors intends, subject to contingencies inherent in the winding-up of CLP’s business and the payment of CLP’s obligations and liabilities, to completely liquidate as soon as practicable after the adoption of the Plan of Dissolution. If the dissolution process has not been completed within 24 months after the adoption of the Plan of Dissolution by CLP stockholders or if it is otherwise advantageous or appropriate to do so, the CLP Board of Directors may establish a liquidating trust to which CLP could distribute in kind any of its remaining assets. CLP does not anticipate making any distributions to its stockholders until it has repaid all of its known retained obligations and liabilities, paid all of its expenses, and complied with the requirements of Maryland law for companies in dissolution, including requirements for the creation and maintenance of adequate contingency reserves as required by Maryland law. Thereafter, CLP anticipates making distributions to its stockholders as promptly as practicable in accordance with the Plan of Dissolution and the liquidation and dissolution process selected by the CLP Board of Directors in its sole discretion.

If CLP fails to create an adequate contingency reserve for payment of its expenses and liabilities, or if CLP transfers its assets to a liquidating trust and the contingency reserve and the assets held by the liquidating trust are less than the amount ultimately found payable in respect of expenses and liabilities, each CLP stockholder could be held liable for the payment to CLP creditors of such stockholder’s pro rata portion of the excess, limited to the amounts previously received by the stockholder in distributions from CLP or the liquidating trust, as applicable. If a court holds at any time that CLP failed to make adequate provision for its expenses and liabilities or if the amount ultimately required to be paid in respect of such liabilities exceeds the amount available from the contingency reserve and the assets of the liquidating trust, CLP’s creditors could seek an injunction to prevent it from making distributions under the Plan of Dissolution on the grounds that the amounts to be distributed are needed to provide for the payment of such expenses and liabilities. Any such action could delay or substantially diminish the cash distributions to be made to CLP stockholders and/or holders of beneficial interests of any liquidation trust.

CLP will continue to incur the expenses of complying with public company reporting requirements.

Following the Sale and through the subsequent liquidation and dissolution, CLP has an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, even if compliance with these reporting requirements is economically burdensome. In order to curtail expenses, CLP intends, after filing its Articles of Dissolution, to seek relief from the SEC from the reporting requirements under the Exchange Act. CLP anticipates that, if such relief is granted, CLP would continue to file Current Reports on Form 8-K to disclose material events relating to CLP’s liquidation and dissolution, along with any other reports that the SEC might require, but would discontinue filing Annual and Quarterly Reports on Forms 10-K and 10-Q. However, the SEC may not grant any such relief, in which case, CLP would be obligated to continue complying with the applicable reporting requirements of the Exchange Act. The expenses incurred by CLP in complying with the applicable reporting requirements will reduce the assets available for ultimate distribution to CLP stockholders.

Pursuing the Plan of Dissolution may cause CLP to fail to qualify as a REIT, which would dramatically lower the amount of CLP’s liquidating distributions.

For so long as CLP qualifies as a REIT and distributes all of its taxable income, CLP generally is not subject to U.S. federal income tax. Although the CLP Board of Directors does not presently intend to terminate CLP’s REIT status prior to the final distribution of CLP’s assets and CLP’s dissolution, the CLP Board of Directors may take actions pursuant to the Plan of Dissolution that would result in such a loss of REIT status. Upon the final distribution of CLP’s assets and CLP’s dissolution, CLP’s existence and CLP’s REIT status will terminate. However, there is a risk that CLP’s actions in pursuit of the Plan of Dissolution may cause CLP to fail to meet one or more of the requirements that must be met in order to qualify as a REIT prior to completion of the Plan of Dissolution. For example, to qualify as a REIT, at least 75% of CLP’s gross income must come from real estate sources and 95% of CLP’s gross income must come from real estate sources and certain other sources that are itemized in the REIT tax laws, mainly interest and dividends. CLP may encounter difficulties satisfying these requirements as part of the liquidation process. In addition, in connection with that process, CLP may recognize ordinary income in excess of the cash received. The REIT rules require CLP to pay out a large portion of CLP’s ordinary income in the form of a dividend to CLP stockholders. However, to the extent that CLP recognizes ordinary income without any cash available for distribution, and if CLP were unable to borrow to fund the required dividend or find another way to meet the REIT distribution requirements, CLP may cease to qualify as a REIT. While CLP expects to comply with the requirements necessary to qualify as a REIT in any taxable year, if CLP is unable to do so, CLP will, among other things (unless entitled to relief under certain statutory provisions):

•	not be allowed a deduction for dividends paid to stockholders in computing CLP’s taxable income;

•	be subject to U.S. federal income tax, including any applicable alternative minimum tax, on CLP’s taxable income at regular corporate rates;

•	be subject to increased state and local taxes; and

•	be disqualified from treatment as a REIT for the taxable year in which CLP loses CLP’s qualification and for the four following taxable years.

As a result of these consequences, CLP’s failure to qualify as a REIT could substantially reduce the funds available for distribution to CLP stockholders.

Pursuing the Plan of Dissolution may cause CLP to be subject to U.S. federal income tax, which would reduce the amount of CLP’s liquidating distributions.

CLP generally is not subject to U.S. federal income tax to the extent that CLP distributes to CLP stockholders during each taxable year (or, under certain circumstances, during the subsequent taxable year) dividends equal to CLP’s taxable income for the year. However, CLP is subject to U.S. federal income tax to the extent that CLP’s taxable income exceeds the amount of dividends paid to CLP’s stockholders for the taxable year. In addition, CLP is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by CLP with respect to any calendar year are less than the sum of 85% of CLP’s ordinary income for that year, plus 95% of CLP’s capital gain net income for that year, plus 100% of CLP’s undistributed taxable income from prior years. While CLP intends to make distributions to its stockholders sufficient to avoid the imposition of any U.S. federal income tax on CLP’s taxable income and the imposition of the excise tax, differences in timing between the actual receipt of income and actual payment of deductible expenses, and the inclusion of such income and deduction of such expenses in arriving at CLP’s taxable income, could cause CLP to have to either borrow funds on a short-term basis to meet the REIT distribution requirements, find another alternative for meeting the REIT distribution requirements, or pay U.S. federal income and excise taxes. The cost of borrowing or the payment of U.S. federal income and excise taxes would reduce the funds available for distribution to CLP stockholders.

Distributing interests in a liquidating trust may cause CLP stockholders to recognize gain prior to the receipt of cash.

The REIT provisions of the Code generally require that each year CLP distribute as a dividend to CLP stockholders 90% of CLP’s REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain). Liquidating distributions CLP makes pursuant to the Plan of Dissolution will qualify for the dividends paid deduction, provided that they are made within 24 months of the adoption of such plan. However, conditions may arise which may cause CLP not to be able to liquidate within such 24-month period. In such event, CLP may elect to contribute CLP’s remaining assets and liabilities to a liquidating trust in order to meet the 24-month requirement. CLP may also elect to contribute CLP’s remaining assets and liabilities to a liquidating trust within such 24-month period to avoid the costs of operating as a public company. Such a contribution would be treated as a distribution of CLP’s remaining assets to CLP stockholders, followed by a contribution of the assets to the liquidating trust. As a result, a CLP stockholder would recognize gain to the extent such stockholder’s share of the cash and the fair market value of any assets received by the liquidating trust was greater than the stockholder’s basis in the stock, notwithstanding that the stockholder would not contemporaneously receive a distribution of cash or any other assets with which to satisfy the resulting tax liability. See “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations to CLP stockholders of the Sale of CLP’s Assets and CLP’s Liquidating Distribution—Liquidating Trust” on page 180 of this proxy statement/prospectus. In addition, it is possible that the fair market value of the assets received by the liquidating trust, as estimated for purposes of determining the extent of the stockholder’s gain at the time interests in the liquidating trust are distributed to the stockholders, will exceed the cash or fair market value of property received by the liquidating trust on a sale of the assets. In this case, the stockholder would recognize a loss in a taxable year subsequent to the taxable year in which the gain was recognized, which loss may be limited under the Code.

Risk Factors Relating to an Investment in EPR Common Shares Following Consummation of the Sale

EPR may not realize the anticipated benefits of the acquisition of the Attractions Assets.

EPR’s acquisition of the Attractions Assets is expected to result in certain benefits to EPR, including, among others, providing EPR with the potential to significantly grow its Recreation segment portfolio with stable and diversified assets and expand its relationships with tenants and operators to produce future acquisition and development opportunities. There can be no assurance, however, regarding when or the extent to which EPR will be able to realize these benefits, which may be difficult, unpredictable and subject to delays. There may also be potential unknown or unforeseen liabilities, increased expenses, delays or regulatory conditions associated with integrating the Attractions Assets into EPR’s portfolio, which will depend, in part, on EPR’s ability to integrate and successfully manage the Attractions Assets. Furthermore, EPR may continue to expand its operations through additional acquisitions and other strategic transactions, which could further increase these risks and difficulties. Moreover, EPR’s diligence of the Attractions Assets may not have uncovered all material issues, which could expose EPR to significant risks and uncertainties of which it is unaware, and because CLP will dissolve after the closing of the Sale, EPR did not obtain indemnification rights from CLP with respect to the Attractions Assets. Difficulties associated with integrating and managing the Attractions Assets could prevent EPR from realizing the anticipated benefits of the acquisition of the Attractions Assets and have a material adverse effect on its business.

Because CLP’s common stock has not been listed on a national securities exchange prior to consummation of the Sale, there may be significant pent-up demand to sell EPR common shares received by CLP stockholders in connection with the Sale. Significant sales of EPR common shares, or the perception that significant sales of such shares could occur, may cause the price of EPR common shares to decline significantly following consummation of the Sale.

The common stock of CLP is not, and has never been, listed on any national securities exchange and the ability of CLP stockholders to liquidate their investments was limited. As a result, there may be significant pent-up demand to sell EPR common shares received by CLP stockholders in connection with the Sale and subsequent distribution of EPR common shares by CLP to the CLP stockholders. CLP stockholders are expected to own between approximately 11% and 13% of EPR’s outstanding common shares, on a pro forma basis, following the Sale. A large volume of sales of EPR common shares could decrease the prevailing market price of EPR common shares and could impair its ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of EPR common shares are not sold, the mere perception of the possibility of these sales could depress the market price of EPR common shares and have a negative effect on EPR’s ability to raise capital in the future.

The market price of EPR common shares may decline following consummation of the Sale.

The market price of EPR common shares may decline as a result of consummation of the Sale if EPR does not achieve the perceived benefits of the Sale as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Sale on EPR’s financial results is not consistent with the expectations of financial or industry analysts. In addition, if the Sale is consummated, EPR will operate an expanded business with a different mix of properties, risks and liabilities. Current EPR shareholders may not wish to continue to invest in EPR if the Sale is consummated or for other reasons may wish to dispose of some or all of their EPR common shares. If there is selling pressure on EPR common shares following the consummation of the Sale that exceeds demand at the market price, the price of EPR common shares could decline. In addition, CLP stockholders are expected to own between approximately 11% and 13% of EPR’s outstanding common shares, on a pro forma basis, following the Sale. They may determine not to continue to hold their EPR common shares and sell their shares following consummation of the Sale, which may result in additional pressure on the price of EPR common shares.

CLP stockholders will receive EPR common shares in the distribution following the Sale and will have different rights that may be less advantageous than their rights as a CLP stockholder.

As promptly as practicable after the closing of the Sale, and subject to compliance with applicable law, CLP has agreed to distribute pro rata to CLP stockholders all of the EPR common shares received by CLP in the Sale. As an EPR shareholder, you will have different rights than you have as a CLP stockholder. You may conclude that your rights as a shareholder of EPR may be less advantageous than the rights you have as a stockholder of CLP. For a detailed discussion of your rights as a shareholder of EPR following the distribution and the significant differences between your rights as a stockholder of CLP and your rights as a shareholder of EPR, see “Comparison of Rights of EPR Shareholders and CLP Stockholders.”

EPR expects to incur significant costs in connection with the consummation of the Sale.

EPR expects to incur significant costs in connection with consummating the Sale and integrating the Attractions Assets into EPR’s portfolio, including unanticipated costs and the assumption of known and unknown liabilities. While EPR has assumed that a certain level of transaction and integration expenses will be incurred, there are factors beyond EPR’s control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time.

EPR cannot assure you that it will be able to continue paying dividends at the current rate, or increase dividends over time.

EPR plans to continue paying monthly dividends following consummation of the Sale. However, EPR shareholders may not receive the same dividends following consummation of the Sale for various reasons, including the following:

•	as a result of consummation of the Sale and the issuance of EPR common shares in connection with the Sale, the total amount of cash required for EPR to pay dividends at its current rate will increase;

•	EPR may not have enough cash to pay such dividends due to changes in EPR’s cash requirements, capital spending plans, cash flow or financial position;

•	cash available for dividends may vary substantially from estimates;

•	rents from properties may not increase, and future acquisitions of properties, real estate-related debt or real estate-related securities may not increase EPR’s cash available for dividends to shareholders;

•	decisions on whether, when and in which amounts to make any future dividends will remain at all times entirely at the discretion of EPR’s Board of Trustees, which reserves the right to change EPR’s dividend practices at any time and for any reason;

•	EPR may desire to retain cash to maintain or improve its credit ratings; and

•	the amount of distributions that EPR’s subsidiaries may distribute to EPR may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

EPR’s shareholders have no contractual or other legal right to dividends or distributions that have not been declared by EPR’s Board of Trustees.

Upon consummation of the Sale, EPR will assume certain potential liabilities relating to the Attractions Assets.

Upon consummation of the Sale, EPR will have assumed certain potential liabilities relating to the Attractions Assets. These liabilities could have a material adverse effect on EPR’s business to the extent EPR has not identified such liabilities or has underestimated the amount of such liabilities.

EPR would incur adverse tax consequences if it failed to qualify as a REIT for U.S. federal income tax purposes following consummation of the Sale.

EPR believes that it will continue to qualify as a REIT for U.S. federal income tax purposes following consummation of the Sale. In particular, EPR believes that its acquisition of CLP’s and its subsidiaries’ assets will be a fully taxable transaction and not a tax free reorganization. However, if all or any part of EPR’s acquisition were to qualify as a tax free reorganization, EPR could inherit all or some portion of CLP’s and its subsidiaries’ earnings and profits, some of which may be earnings of taxable C corporations (such as CLP’s taxable REIT subsidiaries, or CLP itself if CLP had failed to qualify as a REIT at any point in its existence). In the event EPR were to inherit taxable C corporation earnings, EPR could fail to qualify as a REIT if it does not distribute those earnings before the end of its taxable year that includes the closing. Because EPR expects the transactions to be fully taxable transactions, EPR does not expect to inherit any of CLP’s or its subsidiaries’ earnings and therefore does not expect to make any such distributions. As a result, if the transactions were to qualify as a tax free reorganization, EPR could fail to qualify as a REIT after the Sale.

If EPR fails to qualify as a REIT as a result of or following consummation of the Sale, EPR generally would incur significant tax liabilities. For any taxable year EPR fails to qualify as a REIT and is unable to avail itself of certain savings provisions set forth in the Code, it would be subject to U.S. federal income tax at the regular corporate rates on all of its taxable income, whether or not it makes any distributions to its shareholders. Those taxes would reduce the amount of cash available for distribution to its shareholders or for reinvestment and would adversely affect EPR’s earnings. As a result, EPR’s failure to qualify as a REIT during any taxable year could have a material adverse effect upon EPR and its shareholders. Furthermore, unless certain relief provisions apply, EPR would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which it failed to qualify as a REIT.

EPR faces other risks and EPR, upon acquiring the Attractions Assets, will face various other risks.

The foregoing risks are not exhaustive, and you should be aware that, following consummation of the Sale, EPR will face various other risks, including those discussed in reports filed by EPR with the SEC. See “Where You Can Find More Information” beginning on page 230 of this proxy statement/prospectus.

DESCRIPTION OF EPR COMMON SHARES OF BENEFICIAL INTEREST

The following description of EPR common shares is only a summary and is subject to, and qualified in its entirety by reference to, the provisions governing such shares contained in EPR’s Declaration of Trust and Bylaws, copies of which EPR has previously filed with the SEC. Because the following is a summary, it does not contain all of the information that may be important to you. See “Where You Can Find More Information” for information about how to obtain copies of the Declaration of Trust and Bylaws.

EPR’s Declaration of Trust authorizes EPR to issue up to 100,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share, 2,300,000 of which are designated as 9.50% Series A cumulative redeemable preferred shares (“Series A Preferred Shares”), 3,200,000 of which are designated as 7.75% Series B cumulative redeemable preferred shares (“Series B Preferred Shares”), 5,999,950 of which are designated as 5.75% Series C cumulative convertible preferred shares (“Series C Preferred Shares”), 4,600,000 of which are designated as 7.375% Series D cumulative redeemable preferred shares (“Series D Preferred Shares”), 3,450,000 of which are designated as 9.00% Series E cumulative convertible preferred shares (“Series E Preferred Shares”), and 5,000,000 of which are designated as 6.625% Series F cumulative convertible preferred shares (“Series F Preferred Shares”). EPR’s Declaration of Trust authorizes EPR’s Board of Trustees to determine, at any time and from time to time, the number of authorized shares of beneficial interest, as described below. As of December 31, 2016, EPR had 63,647,081 common shares issued and outstanding, 5,399,950 Series C Preferred Shares issued and outstanding, 3,450,000 Series E Preferred Shares issued and outstanding and 5,000,000 Series F Preferred Shares issued and outstanding. As of December 31, 2016, no Series A Preferred Shares, Series B Preferred Shares or Series D Preferred Shares were issued and outstanding. As of the date of this prospectus, no other class or series of preferred shares has been established. For a summary of restrictions on ownership and transfers of shares, see “Description of Certain Provisions of Maryland Law and EPR’s Declaration of Trust and Bylaws—Restrictions on Ownership and Transfer of Shares.”

EPR’s Declaration of Trust contains a provision permitting EPR’s Board of Trustees, without any action by EPR shareholders, to amend the Declaration of Trust at any time to increase or decrease the aggregate number of shares or the number of shares of any class that EPR has authority to issue. EPR’s Declaration of Trust further authorizes EPR’s Board of Trustees to cause EPR to issue its authorized shares and to reclassify any unissued shares into other classes or series. EPR believes that this ability of its Board of Trustees will provide EPR with flexibility in structuring possible future financings and acquisitions and in meeting other business needs which might arise. Although EPR’s Board of Trustees has no intention at the present time of doing so, it could authorize EPR to issue a new class or series that could, depending upon the terms of the class or series, delay, defer or prevent a change of control of EPR.

The transfer agent and registrar for EPR shares is Computershare Trust Company, N.A. EPR’s common shares are listed on the NYSE under the symbol “EPR.” EPR will apply to have the new EPR common shares to be issued in connection with the Sale listed on the NYSE upon the consummation of the Sale.

Common Shares

All of EPR common shares are entitled to the following, subject to the preferential rights of any other class or series of shares which may be issued and to the provisions of EPR’s Declaration of Trust regarding the restriction of the ownership of shares:

•	to receive distributions on EPR shares if, as and when authorized by EPR’s Board of Trustees and declared by EPR out of assets legally available for distribution; and

•	upon EPR’s liquidation, dissolution, or winding up, to receive all remaining assets available for distribution to common shareholders after satisfaction of EPR’s liabilities and the preferential rights of any preferred shares.

At any meeting of shareholders, the presence in person or by proxy of shareholders entitled to cast a majority of all the votes entitled to be cast at such meeting will constitute a quorum. Subject to the restrictions in EPR’s Declaration of Trust on ownership and transfer, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Holders of EPR’s common shares do not have cumulative voting rights in the election of trustees. A nominee for trustee will be elected to the Board of Trustees if, at a meeting of shareholders duly called and at which a quorum is present, a majority of the votes cast are in favor of such nominee’s election; provided, however, that, if the number of nominees for trustee exceeds the number of trustees to be elected, trustees will be elected by a plurality of all votes cast at a meeting of shareholders duly called and at which a quorum is present. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present will be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required under EPR’s Bylaws or by statute or by EPR’s Declaration of Trust.

Holders of EPR common shares have no preference, conversion, exchange, sinking fund, redemption or, except to the extent expressly required by the law pertaining to Maryland REITs, appraisal rights. Shareholders have no preemptive rights to subscribe for any of EPR’s securities.

For other information with respect to EPR common shares, including effects that provisions in EPR’s Declaration of Trust and Bylaws may have in delaying, deferring or preventing a change in control of EPR, see “Description of Certain Provisions of Maryland Law and EPR’s Declaration of Trust and Bylaws” below.

DESCRIPTION OF CERTAIN PROVISIONS OF MARYLAND LAW AND EPR’S

DECLARATION OF TRUST AND BYLAWS

EPR is organized as a Maryland REIT. The following is a summary of EPR’s Declaration of Trust and Bylaws and several provisions of Maryland law. Because the following is a summary, it does not contain all the information that may be important to you. If you want more information, you should read EPR’s entire Declaration of Trust and Bylaws, copies of which EPR has previously filed with the SEC, or refer to the provisions of Maryland law. See “Where You Can Find More Information” for information about how to obtain copies of EPR’s Declaration of Trust and Bylaws.

Trustees

EPR’s Declaration of Trust and Bylaws provide that only EPR’s Board of Trustees will establish the number of trustees, provided however that the term of office of a trustee will not be affected by any decrease in the number of trustees. Any vacancy on the Board of Trustees may be filled only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum, or by the sole trustee. Any trustee elected to fill a vacancy will hold office until the next annual meeting of shareholders and until a successor is elected and qualified.

EPR’s Declaration of Trust divides EPR’s Board of Trustees into three classes. Shareholders elect the trustees of each class for three-year terms upon the expiration of the current term of a respective class. Shareholders elect only one class of trustees each year. EPR believes that classification of its Board of Trustees helps to assure the continuity of its business strategies and policies. The classified Board of Trustees provision could have the effect of making the replacement of EPR’s incumbent trustees more time consuming and difficult. At least two annual meetings of shareholders are generally required to effect a change in a majority of EPR’s Board of Trustees.

EPR’s Declaration of Trust provides that, subject to any right of holders of one or more classes of preferred shares to elect or remove one or more trustees, a trustee may be removed for cause by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees. This provision precludes shareholders from removing EPR’s incumbent trustees unless cause, as defined in the Declaration of Trust, exists, and they can obtain a substantial affirmative vote of shares.

Advance Notice of Trustee Nominations and New Business

EPR’s Bylaws provide that nominations of persons for election to EPR’s Board of Trustees and business to be transacted at shareholder meetings may be properly brought pursuant to EPR’s notice of the meeting, by or at the direction of EPR’s Board of Trustees or by a shareholder who (i) is a shareholder of record at the time of giving the advance notice and at the time of the meeting, (ii) is entitled to vote at the meeting and (iii) has complied with the advance notice provisions set forth in EPR’s Bylaws.

Under EPR’s Bylaws, a shareholder’s notice of nominations for trustee or business to be transacted at an annual meeting of shareholders must be delivered to EPR’s secretary at EPR’s principal office not later than the close of business on the 60th day and not earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, a shareholder’s notice must be delivered to EPR not earlier than the close of business on the 90th day prior to such annual meeting and not later than the later of: (i) the 60th day prior to such annual meeting or (ii) the 10th day following the day on which EPR first makes a public announcement of the date of such meeting. The public announcement of a postponement or of an adjournment of such annual meeting to a later date or time will not commence a new time period for the giving of a shareholder’s notice. If the number of trustees to be elected to EPR’s Board of Trustees is increased and EPR makes no public announcement of such action at least

70 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if the notice is delivered to EPR’s secretary at EPR’s principal office not later than the close of business on the 10th day immediately following the day on which such public announcement is made.

For special meetings of shareholders, EPR’s Bylaws require a shareholder who is nominating a person for election to EPR’s Board of Trustees at a special meeting at which trustees are to be elected to give notice of such nomination to EPR’s secretary at EPR’s principal office not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of: (1) the 60th day prior to such special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the trustees to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting to a later date or time will not commence a new time period for the giving of a shareholder’s notice as described above.

Meetings of Shareholders

Under EPR’s Bylaws, EPR’s annual meeting of shareholders will take place during the second quarter of each year following delivery of the annual report. EPR’s Chairman, President or one-third of EPR’s trustees may call a special meeting of the shareholders. EPR’s secretary also may call a special meeting of shareholders upon the written request of holders of at least a majority of the shares entitled to vote at the meeting.

Liability and Indemnification of Trustees and Officers

The laws relating to Maryland REITs (the “Maryland REIT Law”) permit a REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent permitted by the MGCL for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with any proceeding to which they may be made, or are threatened to be made, a party by reason of their service in those capacities. However, a Maryland corporation is not permitted to provide this type of indemnification if the following is established:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Additionally, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of that corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of the following:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that this standard of conduct was not met.

EPR’s officers and trustees are and will be indemnified under EPR’s Declaration of Trust against certain liabilities. EPR’s Declaration of Trust provides that EPR will, to the maximum extent permitted by Maryland law in effect from time to time, indemnify: (a) any individual who is a present or former trustee or officer of EPR; or

(b) any individual who, while a trustee or officer of EPR and at the request of EPR, serves or has served as a director, officer, shareholder, partner, trustee, employee or agent of any REIT, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprises against any claim or liability, together with reasonable expenses actually incurred in advance of a final disposition of a legal proceeding, to which such person may become subject or which such person may incur by reason of his or her status as such. EPR has the power, with the approval of EPR’s Board of Trustees, to provide such indemnification and advancement of expenses to a person who served a predecessor of EPR in any of the capacities described in (a) or (b) above and to any employee or agent of EPR or its predecessors.

EPR has also entered into indemnification agreements with its trustees and certain of EPR’s officers providing procedures for indemnification by EPR to the fullest extent permitted by law and advancements by EPR of certain expenses and costs relating to claims, suits or proceedings arising from the respective trustee’s or officer’s service to EPR. EPR has obtained trustees’ and officers’ liability insurance for the purpose of funding the provision of any such indemnification.

The SEC has expressed the opinion that indemnification of trustees, officers or persons otherwise controlling a company for liabilities arising under the Securities Act is against public policy and is therefore unenforceable.

Shareholder Liability

Under Maryland law, a shareholder is not personally liable for the obligations of a REIT solely as a result of his or her status as a shareholder. Despite this, EPR’s legal counsel has advised EPR that in some jurisdictions the possibility exists that shareholders of a trust entity such as EPR may be held liable for acts or obligations of the trust. While EPR intends to conduct its business in a manner designed to minimize potential shareholder liability, EPR can give no assurance that you can avoid liability in all instances in all jurisdictions. EPR’s trustees have not provided in the past and do not intend to provide insurance covering these risks to EPR’s shareholders.

Actions by Shareholders by Written Consent

EPR’s Bylaws provide procedures governing actions by shareholders by written consent. The Bylaws specify that any written consents must be signed by shareholders entitled to cast a sufficient number of votes to approve the matter, as required by statute, EPR’s Declaration of Trust or EPR’s Bylaws, and such consent must be filed with minutes of the proceedings of the shareholders.

Restrictions on Ownership and Transfer of Shares

EPR’s Declaration of Trust restricts the number of shares which may be owned by shareholders. Generally, for EPR to qualify as a REIT under the Code, not more than 50% in value of EPR’s outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities and constructive ownership among specified family members) at any time during the last half of a taxable year. The shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. In order to maintain EPR’s qualification as a REIT, EPR’s Declaration of Trust contains restrictions on the acquisition of shares intended to ensure compliance with these requirements.

EPR’s Declaration of Trust generally provides that any person (not just individuals) holding more than 9.8% in number of shares or value, of the outstanding shares of any class or series of EPR common shares or preferred shares (the “Ownership Limit”) may be subject to forfeiture of the shares (including common shares and preferred shares) owned in excess of the Ownership Limit. EPR refers to the shares in excess of the Ownership Limit as “Excess Shares.” The Excess Shares may be transferred to a trust for the benefit of one or more charitable beneficiaries. The trustee of that trust would have the right to vote the voting Excess Shares, and distributions on the Excess Shares would be payable to the trustee for the benefit of the charitable beneficiaries. Holders of Excess Shares would be entitled to compensation for their Excess Shares, but that compensation may be less than the price they paid for the Excess Shares. Persons who hold Excess Shares or who intend to acquire Excess Shares must provide written notice to EPR. In light of the fact that CLP is expected to be issued between approximately 11% and 13% of EPR’s common shares outstanding, on a pro forma basis, upon completion of the Sale, on November 1, 2016, the EPR Board of Trustees granted CLP a waiver from the Ownership Limit pending distribution of the Share Consideration to CLP stockholders.

EPR’s Ownership Limit may also act to deter an unfriendly takeover of EPR.

Business Combinations

The MGCL contains a provision which regulates business combinations with interested shareholders. This provision applies to Maryland REITs like EPR. Under the MGCL, business combinations such as mergers, consolidations, share exchanges and the like between a Maryland REIT and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the shareholder becomes an interested shareholder. Under the MGCL, the following persons are deemed to be interested shareholders:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the trust’s outstanding voting shares; or

•	an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the trust.

After the five-year prohibition period has ended, a business combination between a trust and an interested shareholder must be recommended by the board of trustees of the trust and must receive the following shareholder approvals:

•	the affirmative vote of at least 80% of the votes entitled to be cast; and

•	the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of shares other than shares held by the interested shareholder with whom or with whose affiliate or associate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

The shareholder approvals discussed above are not required if the trust’s shareholders receive the minimum price set forth in the MGCL for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

The foregoing provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the interested shareholder becomes an interested shareholder. A person is not an interested shareholder under the MGCL if the board of trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. The board of trustees may provide that its approval is subject to compliance with any terms and conditions determined by the board of trustees.

Control Share Acquisitions

The MGCL contains a provision which regulates control share acquisitions. This provision also applies to Maryland REITs. The MGCL provides that control shares of a Maryland REIT acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are trustees of the trust are excluded from shares entitled to vote on the matter. Control shares are voting shares which, if aggregated with all other shares owned by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

•	One-tenth or more but less than one-third;

•	One-third or more but less than a majority; or

•	A majority or more of all voting power.

Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute of the MGCL does not apply to the following:

•	shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction; or

•	acquisitions approved or exempted by a provision in the declaration of trust or bylaws of the trust adopted before the acquisition of shares.

Anti-Takeover Effect of Maryland Law and of EPR’s Declaration of Trust and Bylaws

The following provisions in EPR’s Declaration of Trust and Bylaws and in Maryland law could delay or prevent a change in control of EPR:

•	the limitation on ownership and acquisition of more than 9.8% of EPR’s shares;

•	the classification of EPR’s Board of Trustees into classes and the election of each class for three-year staggered terms;

•	the requirement of cause and a two-thirds majority vote of shareholders for removal of EPR’s trustees;

•	the fact that the number of EPR’s trustees may be fixed only by vote of EPR’s Board of Trustees and that a vacancy on EPR’s Board of Trustees may be filled only by the affirmative vote of a majority of EPR’s remaining trustees;

•	the advance notice requirements for shareholder nominations for trustees and other proposals;

•	the business combination provisions of the MGCL;

•	the control share acquisition provisions of the MGCL; and

•	the power of EPR’s Board of Trustees to authorize and issue additional shares, including additional classes of shares with rights defined at the time of issuance, without shareholder approval.

UNAUDITED COMPARATIVE PER SHARE DATA

The following tables set forth, for the nine months ended September 30, 2016 and the year ended December 31, 2015, selected per share information for EPR common shares on a historical basis and for CLP common stock on a historical basis. EPR’s data is derived from and should be read in conjunction with EPR’s audited consolidated financial statements and related notes, and EPR’s unaudited consolidated financial statements and related notes, which are incorporated by reference in this proxy statement/prospectus. CLP’s data is derived from and should be read in conjunction with CLP’s audited consolidated financial statements and related notes, and CLP’s unaudited consolidated financial statements and related notes, which are not incorporated by reference in this proxy statement/prospectus. CLP publicly files its financial statements, which are included in its reports, statements and filings with the SEC. See “Where You Can Find More Information” beginning on page 230 of this proxy statement/prospectus.

	EPR Common Shares	CLP Common Stock
For the nine months ended September 30, 2016:
Income per share from continuing operations (basic)	$2.35	$0.17
Income per share from continuing operations (diluted)	$2.35	$0.17
Dividends per common share/share of common stock	$2.88	$0.15
Book value per common share/share of common stock	$29.15	$2.50

	EPR Common Shares	CLP Common Stock
For the year ended December 31, 2015:
Income (loss) per share from continuing operations (basic)	$2.93	$(0.23)
Income (loss) per share from continuing operations (diluted)	$2.92	$(0.23)
Dividends per common share/share of common stock	$3.63	$1.50
Book value per common share/share of common stock	$28.59	$2.44

Comparative EPR and CLP Market Price and Dividend Information

EPR’s Market Price and Dividend Information

EPR’s common shares are listed on the NYSE under the symbol “EPR.” The following table sets forth, for the periods indicated, the high and low sales prices per EPR common share, as reported by the NYSE, and the dividends declared per EPR common share.

	High	Low	Dividend
2016:
Fourth quarter	$78.67	$65.50	$0.960
Third quarter	84.67	74.93	0.960
Second quarter	80.69	64.00	0.960
First quarter	66.71	53.00	0.960
2015:
Fourth quarter	$59.42	$50.85	$0.908
Third quarter	57.79	49.24	0.908
Second quarter	61.70	54.70	0.908
First quarter	65.76	56.64	0.908
2014:
Fourth quarter	$59.29	$49.91	$0.855
Third quarter	60.80	50.24	0.855
Second quarter	55.90	52.50	0.855
First quarter	54.76	48.38	0.855

EPR declared dividends to common shareholders aggregating $3.63 and $3.42 per common share in 2015 and 2014, respectively.

While EPR intends to continue paying regular dividends, future dividend declarations will be at the discretion of EPR’s Board of Trustees and will depend on EPR’s actual cash flow (which may be affected by a number of factors as described below), financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code, debt covenants and other factors EPR’s Board of Trustees deems relevant. The actual cash flow available to pay dividends may be affected by a number of factors, including the revenues received from rental properties and mortgage notes, EPR’s operating expenses, debt service on EPR’s borrowings, the ability of tenants and customers to meet their obligations to EPR and any unanticipated capital expenditures. EPR began paying dividends to its common shareholders on a monthly rather than quarterly basis beginning in May 2013 and expects to continue to pay such dividends monthly. EPR expects to continue to pay dividends to its preferred shareholders on a quarterly basis. EPR’s Series C cumulative convertible preferred shares have a fixed dividend rate of 5.75%, its Series E cumulative convertible preferred shares have a fixed dividend rate of 9.00% and its Series F cumulative redeemable preferred shares have a fixed dividend rate of 6.625%.

The historical trading prices of EPR common shares are not necessarily indicative of the future trading prices of EPR common shares because, among other things, the current share price of EPR reflects the current market valuation of EPR’s current business and assets and may not reflect the Sale. See the section titled “Risk Factors—Risk Factors Relating to an Investment in EPR Common Shares Following Consummation of the Sale” for additional details.

CLP’s Market Price and Distribution Information

CLP’s common stock is not listed on an exchange and there is no established public trading market for shares of CLP common stock. For the years ended December 31, 2015 and 2014, CLP is aware of transfers of 3,316,329 and 1,391,947 shares between investors, respectively. For the year ended December 31, 2016, CLP is aware of transfers of 1,396,067 shares between investors. CLP is not aware of any other trades of CLP shares, other than purchases made in CLP public offerings and redemptions of shares by CLP. The following table reflects, for each calendar quarter indicated, the high and the low sales prices for transfers of shares between investors of which CLP is aware, net of commissions, and distributions made per share of CLP common stock:

	High	Low	Distribution
2016:
Fourth quarter	$4.86	$0.70	$0.00
Third quarter	10.00	1.10	0.050
Second quarter	4.67	1.25	0.050
First quarter	4.10	1.59	0.050
2015:
Fourth quarter	$6.85	$2.50	$1.350
Third quarter	4.29	2.50	0.050
Second quarter	6.85	2.50	0.050
First quarter	6.85	4.00	0.050
2014:
Fourth quarter	$5.80	$4.00	$0.106
Third quarter	6.85	4.00	0.106
Second quarter	5.60	3.72	0.106
First quarter	7.31	4.00	0.106

Through the third quarter of 2016, CLP declared and paid distributions to stockholders on a quarterly basis. The CLP Board of Directors determined the amount of distributions declared and paid to CLP’s stockholders, which determination was dependent upon a number of factors, including:

•	Sources of cash available for distribution such as expected cash flows from operating activities, as well as expected future long-term stabilized cash flows, FFO and MFFO;

•	Limitations and restrictions contained in the terms of CLP’s current and future indebtedness affecting the payment of distributions; and

•	Other factors such as the avoidance of distribution volatility, CLP’s objective of continuing to qualify as a REIT, capital requirements, the general economic environment and other factors.

During 2013 and 2014, the CLP Board of Directors declared quarterly distributions of $0.10625 per share. In March 2015, the CLP Board of Directors reduced distributions per share to $0.05 on a quarterly basis due to selling CLP’s golf portfolio and other individual assets during 2014, the repayment of two mortgage notes receivable in 2014, the expected sale of CLP’s senior housing portfolio and other assets in 2015, cash needs for routine capital expenditures and the associated impact of asset sales on CLP’s operating cash flows. The reduction was made to ensure that the level of cash distributions were consistent with CLP’s projected reduction in its remaining earnings base and cash flows. In December 2015, the CLP Board of Directors declared a special distribution of $1.30 per share, payable to stockholders of record of CLP’s common stock as of the close of business on December 4, 2015. The distribution was paid in cash using proceeds from the sale of real estate assets, including the sale of CLP’s 38 senior housing properties, 12 marinas properties, four attractions properties and one ski and mountain lifestyle property.

On November 1, 2016, the CLP Board of Directors declared a special distribution in the amount of $0.50 per share, payable to the holders of record of CLP’s common stock as of the close of business on November 1, 2016, for an aggregate total distribution of approximately $163 million. The special distribution was paid in cash on or about November 14, 2016, funded from the net proceeds of prior dispositions of certain of CLP’s assets. In light of the pending Sale and the Plan of Dissolution and the Special Distribution, on November 1, 2016, the CLP Board of Directors voted to suspend CLP’s cash distribution on its common stock effective as of the fourth quarter of 2016. Accordingly, CLP will not declare or issue any further distributions on CLP’s common stock after the effective date of the suspension. For additional information regarding total distributions, distributions reinvested, distributions per share and net cash provided by (used in) operating activities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CLP—Liquidity and Capital Resources—Uses of Liquidity and Capital Resources—Distributions” on page 151 of this proxy statement/prospectus.

Record Holders

As of the record date for the CLP special meeting of stockholders, there were approximately              holders of record of EPR common shares and              holders of record of CLP common stock.

Recent Closing Prices

The following table sets forth the closing per share price of EPR’s common shares as reported on the NYSE on November 1, 2016, the last full trading day before the public announcement of the execution of the Purchase Agreement, and on January 12, 2017, the latest practicable trading day before the date of this proxy statement/prospectus:

EPR Common Shares
November 1, 2016	$71.09
January 12, 2017	$74.03

The market price of EPR common shares will fluctuate between the date of this proxy statement/prospectus and the effective time of the Sale.

Following the Sale, EPR common shares will continue to be listed on the NYSE. EPR has agreed to cause the EPR common shares to be issued to CLP pursuant to the Purchase Agreement to be approved for listing on the NYSE prior to the closing date of the Sale, as a condition to closing, subject only to official notice of issuance.

SPECIAL MEETING OF THE STOCKHOLDERS OF CLP

When and Where the Special Meeting Will Be Held

A special meeting of the CLP stockholders will be held at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801, on Friday, March 24, 2017 at 10:00 a.m. Eastern Time.

What Will Be Voted Upon

The purpose of the special meeting is to consider and vote upon the following proposals:

1.	to approve the Sale Proposal pursuant to and on the terms set forth in the Purchase Agreement;

2.	to approve the Plan of Dissolution Proposal, including the complete liquidation and dissolution of CLP contemplated by the Plan of Dissolution, subject to the approval of the Sale Proposal and following the closing of the Sale; and

3.	to approve the Adjournment Proposal, to adjourn, if necessary, the special meeting, even if a quorum is present, in order to solicit additional votes to approve the Sale Proposal and/or the Plan of Dissolution Proposal.

The CLP Board of Directors does not currently intend to bring any business before the special meeting other than the specific proposals set forth above and specified in the notice of the special meeting. The CLP Board of Directors does not know of any other matters that are to be brought before the special meeting. If any other business properly comes before the special meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the CLP Board of Directors may recommend.

The matters to be considered at the special meeting are of great importance to CLP stockholders. Accordingly, CLP stockholders are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. Proxies may also be returned to CLP by telephone or on the Internet.

The CLP Board of Directors’ Recommendation

The CLP Board of Directors has unanimously approved the Sale Proposal, the Plan of Dissolution Proposal and the Adjournment Proposal and recommends that you vote FOR the Sale Proposal, FOR the Plan of Dissolution Proposal and FOR the Adjournment Proposal. See “Proposal One—The Sale Proposal—Recommendation of the CLP Board of Directors and Reasons for the Sale,” beginning on page 74 for a description of the reasons for the recommendation of the CLP Board of Directors.

Which Stockholders May Vote

The CLP Board of Directors has fixed the close of business on January 18, 2017 as the record date for determining CLP stockholders entitled to receive notice of the special meeting, and to vote their shares at the special meeting and any adjournment or postponement of the special meeting. Only CLP stockholders of record at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. Each share of CLP common stock is entitled to one vote.

At the close of business on the record date, CLP had issued and outstanding              shares of CLP common stock.

How Do CLP Stockholders Vote

The proxy card accompanying this proxy statement/prospectus is solicited on behalf of the CLP Board of Directors for use at the special meeting. CLP stockholders are requested to complete, date and sign the accompanying proxy card and promptly return it in the accompanying envelope or otherwise mail it to CLP. CLP stockholders can also submit their proxy by telephone or the Internet. All proxies that are properly executed and returned, or submitted by telephone or the Internet, and that are not revoked, will be voted at the special meeting in accordance with the instructions indicated thereon. Executed or submitted but unmarked proxies will be voted FOR approval of all of the proposals listed on the proxy card.

Quorum and Vote Required to Approve Each Proposal

The presence at the special meeting, in person or by proxy, of the holders of 50% in voting power of the issued and outstanding shares of common stock entitled to vote at the special meeting constitutes a quorum.

Voting requirements for the approval of the Sale Proposal and the Plan of Dissolution Proposal. Assuming a quorum is present, approval of the Sale Proposal and the Plan of Dissolution Proposal will require the affirmative vote of the holders of a majority of the outstanding shares of the CLP common stock entitled to vote thereon.

Voting requirements for the approval of the Adjournment Proposal. Approval of the Adjournment Proposal will require the affirmative vote of a majority of the votes cast at the special meeting, assuming a quorum is present.

Abstentions; Broker Non-Votes

The inspector of election, First Coastal Results, Inc., at CLP’s special meeting will treat abstentions and broker non-votes as present and entitled to vote for the purpose of determining quorum. Abstentions will have the effect of votes AGAINST the Sale Proposal and the Plan of Dissolution Proposal, but will have no effect on the Adjournment Proposal.

Brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, such as the approval of the Sale Proposal and the Plan of Dissolution Proposal and, as a result, absent specific instructions from the beneficial owner of such shares, brokers will not vote those shares. This is referred to as a “broker non-vote.” Because all proposals to be considered at the special meeting are non-routine items, the only way a broker non-vote would result is if you provide your broker, bank, or other nominee with instructions on how to vote your shares with respect to one or more proposals but do not provide it with instructions on how to vote your shares with respect to at least one other proposal. Broker non-votes will be considered as “present” for purposes of determining a quorum. Broker non-votes will have the effect of a vote AGAINST the Sale and the Plan of Dissolution Proposals but will have no effect on the Adjournment Proposal. Your broker will send you information requiring your instructions on how to vote your shares on your behalf. If you do not receive a voting instruction card from your broker, please contact your broker promptly to obtain the voting instruction card. Your vote is important to the success of the proposals. CLP encourages all of its stockholders whose shares are held in street name to provide their brokers with instructions on how to vote.

Revocability of Proxies

You may revoke your proxy and change your vote before the proxies are voted at the special meeting. You may change your vote using the Internet or telephone methods described herein, in which case only your latest Internet or telephone proxy will be counted. Alternatively, you may revoke your proxy and change your vote by signing and returning a new form of proxy dated as of a later date, or by attending the special meeting and voting in person. However, your attendance at the special meeting will not automatically revoke your proxy, unless you properly vote at the meeting, or specifically request that your prior proxy be revoked by delivering a written notice of revocation to CLP prior to the meeting at the following address: CNL Lifestyle Properties, Inc., CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida, 32801, Attention: Corporate Secretary. If your shares are held in “street name,” you must contact your broker, bank or other nominee to change your vote.

Solicitation of Proxies and Expenses of Solicitation

CLP and EPR have agreed to share equally all costs of printing, filing and mailing this proxy statement/prospectus. CLP will pay for the entire cost of soliciting proxies and holding the special meeting. In addition to mailed proxy materials, directors and officers of CLP may also solicit proxies in person, by telephone or by other means of communication. Directors and officers of CLP will not be paid any additional compensation for soliciting proxies. CLP has also hired Broadridge to assist in the proxy solicitation process for a fee of approximately $226,000. CLP may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Assistance

If you have any questions about the Sale, the Plan of Dissolution or the Adjournment Proposals, how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

CNL Lifestyle Properties, Inc. CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 866-650-0650, option 3 Attention: Client Services	Broadridge Investor Communication Solutions, Inc. 51 Mercedes Way Edgewood, NY 11717 1-855-325-6668

PROPOSAL ONE—THE SALE PROPOSAL

The following is a description of the material aspects of the Sale, including the Purchase Agreement. While CLP believes that the following description covers the material terms of the Purchase Agreement and the Sale, the description might not contain all of the information that may be important to you. CLP encourages you to read carefully this entire proxy statement, including the Purchase Agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the Sale.

Background of the Sale

Overview

CLP was organized as a Maryland corporation on August 11, 2003 to own and operate an income producing portfolio of diversified and well-located lifestyle properties. CLP operates, and has elected to be taxed, as a REIT for U.S. federal income tax purposes. CLP is externally advised by CLP’s Advisor, a wholly owned affiliate of CNL Financial Group, LLC (the “Sponsor”).

On April 16, 2004, CLP commenced a continuous public offering pursuant to a registration statement filed on Form S-11 under the Securities Act. The continuous public offering closed on April 9, 2011, and as of that date CLP had received aggregate offering proceeds of approximately $2.9 billion, including proceeds received through its distribution reinvestment plan (the “distribution reinvestment plan”). From the closing of the continuous public offering until September 26, 2014, when the reinvestment plan was suspended, CLP received an additional $215 million in proceeds from the sale of shares of common stock through the reinvestment plan.

As of December 31, 2013, CLP held ownership interests in 145 lifestyle properties, consisting of 24 ski and mountain lifestyle properties (the “Ski Portfolio”), 48 golf facilities (the “Golf Portfolio”), 23 attraction properties,17 marinas (the “Marinas Portfolio”), three additional lifestyle properties and 30 senior housing properties. This does not include an additional eight senior housing properties acquired by CLP in 2014 (collectively with the above-referenced 30 properties, the “Senior Housing Portfolio”), three outstanding notes including one for Myrtle Waves Water Park for which CLP received a deed in lieu of foreclosure in 2014 (collectively with the above-referenced 23 attractions properties, the “Attractions Portfolio”) and the Wet ‘n’ Wild brand. As of the date of this proxy statement/prospectus, 118 of these lifestyle properties have been sold for approximately $1.85 billion, as further discussed below.

Summary of the Sale and the Plan of Dissolution

The decision of the CLP Board of Directors to seek stockholder approval for the Sale and the Plan of Dissolution follows a lengthy process during which the CLP Board of Directors and the Special Committee reviewed various options to provide liquidity for CLP’s stockholders.

Pursuant to Article 11 of CLP’s Articles, on or before December 31, 2015, CLP was required to undertake to provide stockholders with liquidity of their investment, either in whole or in part, including, without limitation, through (i) the listing of CLP’s common stock on a national securities exchange (“Listing”), (ii) the commencement of an orderly sale of CLP’s assets outside of the ordinary course of business and consistent with CLP’s objectives of qualifying as a REIT and the distribution of the net sales proceeds thereof to its stockholders (“Asset Sale”) or (iii) the merger of CLP with or into another entity in a transaction which provides the stockholders with cash or securities of a publicly traded company.

In furtherance of CLP’s obligations under the Articles, on March 3, 2014 the CLP Board of Directors convened to, among others things, meet with management of CLP and representatives from Jefferies, a leading global investment banking and advisory firm, as well as an additional global investment bank, to consider the engagement of a financial advisor to assist CLP in its review of strategic alternatives, including a potential sale of CLP, an Asset Sale or a Listing. At the March 3, 2014 meeting, representatives of Jefferies discussed with the

CLP Board of Directors potential strategic alternatives available to CLP, including: (i) a public listing with a Dutch tender, (ii) an initial public offering and divestitures, (iii) a merger with a public REIT, (iv) a sale of all of the assets of CLP as a whole or by asset class, and (v) a merger with a public REIT and concurrent divestitures of certain asset portfolios. On March 6, 2014, CLP formally engaged Jefferies as financial advisor to CLP to assist management and the CLP Board of Directors in their active evaluation of various strategic alternatives to provide liquidity to stockholders in accordance with the Articles. CLP also instructed its principal outside counsel, Arnold & Porter LLP (“Arnold & Porter”) and Lowndes Drosdick Doster Kantor & Reed, P.A., to provide legal assistance to it in connection with its strategic alternatives process.

Following on the CLP Board of Directors’ initial discussions with CLP’s management and its advisors regarding the strategic alternatives process, the CLP Board of Directors considered the possibility that one or more of the possible strategic alternatives could implicate potential interests of CLP’s Advisor, the Sponsor, or their respective affiliates (other than CLP), in each case, that could be in addition to, different from or otherwise adverse to the interests of CLP and its stockholders. In light of these considerations, the CLP Board of Directors determined to form a special committee of the CLP Board of Directors consisting of members of the CLP Board of Directors who were not affiliated with CLP’s Advisor, the Sponsor or their respective affiliates and otherwise did not have a material interest in any possible strategic alternative. The Special Committee then determined to engage Latham & Watkins LLP (“Latham & Watkins”) as independent counsel to the Special Committee. After consultation with CLP’s outside counsel and Latham & Watkins, on May 12, 2014 the CLP Board of Directors approved specific resolutions with respect to the authority of the Special Committee pursuant to which the CLP Board of Directors delegated to the Special Committee the full power of the CLP Board of Directors with respect to the review of possible strategic alternatives and any transaction arising out of such review, including authority with respect to the consideration, deliberation and negotiation of the terms and conditions of any proposed transaction and the structuring, negotiation and documentation of any proposed transaction. The CLP Board of Directors agreed that it would not approve or recommend to CLP’s stockholders any transaction without the prior recommendation and approval of the Special Committee.

On May 2, 2014, the Special Committee held a meeting attended by the other members of the CLP Board of Directors, representatives of Jefferies and Latham & Watkins. Representatives of Jefferies provided an update to the Special Committee regarding the strategic alternatives review process. After discussion, the Special Committee determined to explore the engagement of a separate financial advisor.

Following the May 2, 2014 meeting of the Special Committee, the members of the Special Committee worked with Latham & Watkins to identify potential financial advisor candidates and conducted interviews of such candidates, including Robert A. Stanger & Co., Inc. The members of the Special Committee determined to invite Stanger to attend the next meeting of the Special Committee and discuss, among other things, the potential roles and responsibilities of Jefferies and Stanger, with the expectation that the Special Committee would make a final determination regarding the engagement of a financial advisor at that time.

On May 20, 2014, the Special Committee held a meeting attended by the other members of the CLP Board of Directors, representatives of CLP’s management, Arnold & Porter, Jefferies, Latham & Watkins and Stanger. Representatives of Jefferies provided an update to the Special Committee regarding the strategic alternatives review process and certain initial considerations in connection with possible alternatives, including CLP’s consideration of whether an internalization would be required if certain alternatives were pursued. Stanger also provided its perspective on the strategic alternatives review process previously discussed with CLP’s management and representatives of Jefferies. After the representatives of Jefferies and Stanger had been excused from the meeting, the Special Committee determined to engage Stanger as independent financial advisor to the Special Committee. The Special Committee also determined that Jefferies should act on behalf of CLP (but reporting to the Special Committee).

On May 22, 2014, the Special Committee formally confirmed the engagement of Stanger as financial advisor to the Special Committee and Latham & Watkins as outside legal counsel to the Special Committee. On that same day, CLP amended its engagement letter with Jefferies to provide that Jefferies would report to the Special Committee, while continuing to serve as financial advisor to CLP.

On June 2, 2014, the Special Committee held a meeting attended by representatives of Latham & Watkins and Stanger. The representatives of Stanger discussed their view that the strategic alternatives review process previously discussed with representatives of Jefferies appeared to be appropriately designed to maximize value for CLP’s stockholders. The Special Committee discussed with its advisors the importance of being able to fully utilize the resources and expertise of CLP’s management and Jefferies in the strategic alternatives review process. Following discussions, the Special Committee approved the strategic alternatives review process previously discussed with representatives of Jefferies and directed Stanger to liaise with Jefferies regarding the timing of the strategic alternatives review process, assisting the Special Committee in identification of potential conflicts of interests with any such strategic alternatives, and update the Special Committee regularly regarding Stanger’s conversations with Jefferies, as well as significant developments in the process.

After consultation with its advisors, the Special Committee implemented a process pursuant to which, so long as a material conflict of interest had not been identified with respect to a potential bidder involved in the process, the Special Committee and the full CLP Board of Directors would meet together to review the strategic alternatives process with CLP’s management and representatives of Jefferies and Stanger, to be immediately followed by meetings of the Special Committee at which the Special Committee would hold discussions with representatives of Jefferies and Stanger and provide direction to the CLP Board of Directors, CLP’s management and the advisors as necessary. Throughout CLP’s strategic alternatives review process, the Special Committee, after consultation with CLP’s management, representatives of Jefferies, Stanger, Latham & Watkins and counsel to CLP, was comfortable that the indications of interest with respect to CLP’s assets were received from third parties who were not affiliated with CLP, CLP’s Advisor or the Sponsor, and that there were no material conflicts of interest in connection with the sale of any of CLP’s assets.

In view of the varied nature of the assets owned by CLP, after discussion among the Special Committee, the CLP Board of Directors and their respective advisors, CLP commenced a process that contemplated that certain potential acquirors might seek to submit offers for all or multiple portfolios of CLP’s assets while other potential acquirors would seek to submit offers only for a single portfolio of assets, such as the Golf Portfolio or the Senior Housing Portfolio, as further discussed below. In addition, CLP provided for processes that would permit potential acquirors, such as joint venture partners and managers of certain of CLP’s assets that were subject to CLP’s management agreements, to submit expressions of interest for single assets. In each case prior to providing confidential and proprietary information to a prospective acquiror, CLP and each prospective acquirer entered into standard confidentiality agreements, which in the case of potential acquirors interested in acquiring one or more portfolios of assets, contained customary standstill provisions.

At various points in the process from June 2014 to October 2016, based on CLP’s management’s experience, indications of interest and other feedback gathered throughout the process, the Special Committee and the CLP Board of Directors determined, after consultation with the advisors, that certain portfolios would likely be best marketed to specific sets of potential parties interested in those particular types of assets. In such cases, those assets and portfolios were marketed to subsets of potential parties in order to maximize the aggregate price received for such assets and to make CLP’s other assets more attractive to other potential parties. The Special Committee and the CLP Board of Directors determined, based on operational challenges with certain assets and portfolios within the Ski Portfolio and the Attractions Portfolio, lease structures, water rights issues and risks associated with certain assets being very difficult to sell individually, that the Ski Portfolio and the Attractions Portfolio were likely to maximize value being sold together as one portfolio.

Mizner Court Apartments Sale

Prior to the commencement of the strategic alternatives review process, CLP had engaged a third party broker to sell the Mizner Court Apartments (“Mizner Court”). After receiving nine offers, CLP entered into an agreement on May 6, 2014 to sell Mizner Court to Mizner Court Holdings, LLC for $74.8 million. The closing of the transaction occurred on June 19, 2014, at which time CLP received net proceeds of approximately $14.2 million after payment of closing costs and repayment of $57.3 million of indebtedness securing the property.

Golf Portfolio Sale

Also prior to commencement of the strategic alternatives review process, by early March 2014, CLP had received indications of interest in the Golf Portfolio and significant work had already been done by CLP management over the prior ten months regarding the valuation of the Golf Portfolio. It was determined that CLP should implement a formal sale process with interested parties to expedite the sale of the Golf Portfolio. The two indications of interest received by CLP with respect to the Golf Portfolio were: (i) a proposal from Company A indicating its interest to purchase a subset of the Golf Portfolio (15 private courses) for a range of $110.0 million to $125.0 million or, in the alternative, 15 private courses as well as seven additional courses for a range between $140.0 million and $165.0 million; and (ii) a proposal from Company B indicating its interest to acquire all of the assets of the Golf Portfolio (48 courses) for $285.0 million.

During the first two weeks of March 2014, following discussions among the CLP Board of Directors, CLP management and their advisors, the sale process for the Golf Portfolio was expanded to include a total of 15 participants, including Company A and Company B. On behalf of CLP, Jefferies also received inbound inquiries from two additional parties expressing interest in submitting proposals with respect to the Golf Portfolio. On March 20, 2014, Arcis Equity Partners (“Arcis”) submitted a bid of $313.0 million for all of the assets of the Golf Portfolio.

On March 25, 2014, representatives of Jefferies provided an update to the CLP Board of Directors that of the 15 total participants formally engaged in the sale process for the Golf Portfolio as of that date, three had provided verbal indications of interest and two submitted written indications of interest. Following deliberations, the CLP Board of Directors determined that Arcis differentiated itself from other interested parties because of its higher proposed valuation of the Golf Portfolio, superior level of engagement and the strength of its financial partner. Following discussion among CLP management, representatives of Jefferies and Arcis, Arcis revised and executed its indication of interest on April 4, 2014, which, among other terms, contemplated a purchase of the Golf Portfolio for $320.0 million.

Following the execution of its indication of interest, Arcis undertook customary additional due diligence with respect to the Golf Portfolio and negotiated an asset purchase and sale agreement covering the Golf Portfolio. On May 20, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors, which among other things, summarized the current status of the potential sale of the Golf Portfolio. On June 2, 2014, representatives of Stanger discussed with the Special Committee certain financial impacts on CLP of the potential sale of the Golf Portfolio to Arcis.

On June 12, 2014, CLP and CF Arcis X LLC, an affiliate of Arcis entered into an asset purchase and sale agreement for the acquisition of the Golf Portfolio. The sale of the assets constituting the Golf Portfolio took place in three closings, with the first closing comprised of the sale of 46 properties taking place on September 30, 2014, the second closing comprised of a single property taking place on November 19, 2014 and the third closing of the sale comprised of the final property taking place on December 5, 2014. The net proceeds from the sale of the Golf Portfolio totaled approximately $216.1 million after payment of closing costs and repayment of approximately $88.5 million indebtedness secured by the Golf Portfolio.

Senior Housing Portfolio Sale

In connection with the commencement of the strategic alternatives review process in March 2014, CLP inquired of representatives of Company C as to that entity’s potential interest in acquiring the Senior Housing Portfolio and provided certain information under a confidentiality agreement to Company C regarding the Senior

Housing Portfolio and CLP’s anticipated sale process regarding those properties. Company C responded to CLP that although it had a high degree of interest in acquiring the Senior Housing Portfolio, it did not desire to participate in a competitive process for the assets. After Jefferies had been engaged, CLP management, representatives of Jefferies on behalf of CLP and Company C held discussions concerning Company C’s potential interest in the Senior Housing Portfolio. In April 2014, Company C subsequently provided an indication of interest of a range of between $745 million to $765 million for the Senior Housing Portfolio, which range CLP management considered to be below its expectations regarding the valuation of the Senior Housing Portfolio. On May 2, 2014, representatives of Jefferies updated the Special Committee regarding the discussions with Company C and the indicative offer submitted by Company C. Following discussions with CLP’s management and representatives of Jefferies, the Special Committee directed Jefferies to inform Company C that CLP was not willing to engage with Company C on an exclusive basis but that it would be invited to participate in the sale process with respect to the Senior Housing Portfolio.

On June 15, 2014, as part of the strategic alternatives review process, at the direction of CLP, representatives of Jefferies began reaching out to prospective strategic and financial buyers from a list of 140 potential participants identified by CLP, with input from representatives of Jefferies and Stanger, regarding a potential acquisition of CLP or one or more of its individual remaining portfolios, such as the Senior Housing Portfolio, the Marinas Portfolio, the Attractions Portfolio and the Ski Portfolio. In the process of determining the list of potential buyers, the Special Committee discussed with representatives of Jefferies and Stanger the possibility of including CNL Healthcare Properties, Inc. (“CHP”), an affiliate of CLP and CLP’s Advisor, as a potential buyer for the Senior Housing Portfolio. After discussion, the Special Committee determined not to solicit a proposal from CHP because it was determined that they were not likely to offer an attractive valuation for the Senior Housing Portfolio. The board of directors of CHP also formally determined not to participate in a sale process regarding the Senior Housing Portfolio.

On July 2, 2014, the Special Committee held a meeting attended by representatives of Latham & Watkins and Stanger. The representatives of Stanger provided an update regarding their discussions with representatives of Jefferies on the status of the overall strategic alternatives review process, including the initial expressions of interest from certain parties with respect to an acquisition of the Senior Housing Portfolio.

From June 2014 through August 2014, at the direction of CLP, representatives of Jefferies contacted 27 potential acquirors for the Senior Housing Portfolio, 18 of which expressed interest and to which, at the direction of CLP, Jefferies provided confidential information memoranda and process letters.

In response to the distribution of confidential information memoranda and process letters to the 18 parties interested in the Senior Housing Portfolio, on or about August 5, 2014, CLP received seven indications of interest for the Senior Housing Portfolio, including an indication of interest from Senior Housing Properties Trust (“SNH”).

On August 6, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding the status of the sale process for the Senior Housing Portfolio, including detail on the indications of interest received as of that date.

On August 12, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding the sale process for the Senior Housing Portfolio, including a general summary of the strategic alternatives process, detail regarding the potential parties interested in acquiring one or more of CLP’s remaining portfolios, and the terms and conditions of the proposals received as of the date of the meeting. The valuations of the proposals for the Senior Housing Portfolio ranged from approximately $608.0 million to $750.0 million. Several proposals excluded the pending acquisitions of The Oaks at Braselton and Post Road properties, and after adjusting to account for these pending acquisition costs, the revised initial bid range for the Senior Housing Portfolio was approximately $641.0 million to $784.0 million. Throughout the remainder of August 2014, CLP and representatives of Jefferies, on behalf of CLP, provided additional information regarding the Senior Housing Portfolio to potentially interested parties.

On September 4, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding, among other things, the status of the sale process for the Senior Housing Portfolio, including the possibility of proceeding to negotiate with multiple bidders with respect to the Senior Housing Portfolio. After discussion with Stanger, the Special Committee authorized CLP to proceed to negotiate with multiple bidders with respect to the Senior Housing Portfolio.

From September 22 through September 26, 2014, CLP’s management met with representatives of Company D, Company E and SNH for discussions regarding the Senior Housing Portfolio. These meetings included site tours at certain of the Senior Housing Portfolio properties.

On October 14, 2014, SNH and Company E submitted proposals to purchase all of the assets of the Senior Housing Portfolio, inclusive of the proceeds to be paid in connection with the pending acquisition of The Oaks at Braselton and Post Road properties. In September 2014, CLP provided SNH and Company E a draft purchase and sale agreement. On October 16, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding the revised proposals for the Senior Housing Portfolio submitted by SNH and Company E. The proposals offered substantially similar terms and conditions related to financing contingencies but differed in their valuation of the Senior Housing Portfolio, with SNH valuing the portfolio at $780.0 million, $35.0 million higher than Company E’s proposal. The Special Committee, after discussion with Stanger, directed representatives of Jefferies to work with SNH to seek to increase SNH’s valuation and to maintain communications with Company E.

On October 20, 2014, SNH communicated a revised proposal of $790.0 million, which contemplated a deposit of $10.0 million following execution of its letter of intent and a $25.0 million deposit after execution of a purchase and sale agreement. On October 22, 2014, representatives of Jefferies provided a further update to the Special Committee and the CLP Board of Directors regarding the revised proposal for the Senior Housing Portfolio submitted by SNH, and the CLP Board of Directors authorized CLP’s management and Jefferies to continue discussions with SNH regarding the potential sale of the Senior Housing Portfolio on the basis of SNH’s revised proposal. Following deliberations, CLP signed an access agreement with SNH pursuant to which CLP and its advisors arranged for site visits of each property in the Senior Housing Portfolio, and CLP and SNH negotiated terms and conditions of the purchase and sale agreement.

On November 24, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding the ongoing negotiations with SNH. The Special Committee discussed the status of the negotiations with representatives of Jefferies and Stanger, and directed Jefferies to continue discussions with SNH. As SNH was not under exclusivity as its diligence continued under the access agreement, CLP continued to consider other proposals, including from Company E.

On December 10, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding revised bids from SNH and Company E as well as diligence efforts by each party. At the direction of the Special Committee, after discussion with Stanger, representatives of Jefferies invited SNH and Company E to submit their final proposals.

On December 11, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding the final offers from SNH and Company E. Representatives of Jefferies noted that SNH and Company E had each submitted a final offer of $780.0 million for the Senior Housing Portfolio but that SNH was more advanced in terms of diligence and closer to finalizing definitive documentation. The Special Committee, after discussion with Stanger, directed Jefferies to continue discussions with SNH regarding a proposed transaction.

On December 14, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding the status of the potential sale of the Senior Housing Portfolio, noting that

Company E had submitted a revised bid of $790.0 million. Following this discussion, the Special Committee again directed Jefferies to request improved final offers from SNH and Company E and, specifically, to convey to SNH that it must offer a bid higher than its previous $780.0 million valuation. On December 15, 2014, SNH submitted a revised best and final offer of $790.0 million.

On December 18, 2014, the CLP Board of Directors and the Special Committee approved the sale to SNH, and on December 22, 2014, CLP entered into a definitive purchase and sale agreement with SNH for the purchase of all of the assets comprising the Senior Housing Portfolio for $790.0 million, including its assumption of certain of CLP’s indebtedness related to the Senior Housing Portfolio. By May 1, 2015, CLP had closed on the sale of 37 of the 38 properties in the Senior Housing Portfolio, with the closing of the sale of the final remaining property on September 28, 2015. The net proceeds from the sale of the Senior Housing Portfolio totaled approximately $488.5 million after closing costs and the repayment or assumption of approximately $286.4 million of indebtedness secured by the Senior Housing Portfolio.

Sale of the Marinas Portfolio, Attractions Portfolio, Ski Portfolio and Other Assets

From June 15, 2014 through August 2014, at the direction of CLP, Jefferies contacted a total of 117 potential acquirors (excluding the acquirors interested solely in the Senior Housing Portfolio), 57 of which expressed interest in CLP’s remaining assets and to which, at the direction of CLP, representatives of Jefferies provided confidential information memoranda and process letters. Through August 2014, at the direction of CLP, Jefferies responded to inquiries from potentially interested parties (including EPR) and their advisors related to CLP’s remaining assets and the strategic alternatives process generally.

On or about September 4, 2014, Jefferies, on behalf of CLP, received 24 indications of interest regarding an acquisition of some or all of CLP’s remaining assets.

On September 4, 2014, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors with respect to the status of the strategic alternatives sale process for CLP and various portfolios, including the Attractions Portfolio, the Ski Portfolio and the Marinas Portfolio. The 24 indications of interest included (i) five proposals to purchase all of the assets of the Marinas Portfolio with valuations ranging from $100.0 million to $140.0 million, (ii) one proposal for all of the assets of the Attractions Portfolio (plus Elitch Gardens Theme and Water Park (“Elitch Gardens”), Great Wolf Lodge and CoCo Key Water Resort) submitted by Company F for a potential purchase price of $445.0 million, (iii) one proposal for the leased assets of the Attractions Portfolio submitted by Company G for a purchase price of $200 million and (iv) three proposals, with valuations ranging from $70.0 million to $155.0 million, to acquire Elitch Gardens.

On September 10, 2014, at the direction of CLP, representatives of Jefferies invited the 24 parties that had expressed interest in an acquisition of some or all of CLP’s remaining assets to participate in the next round and provided such parties with access to CLP’s online data room that included additional financial information, corporate organizational documents and materials relating to legal, environmental, insurance, human resources, and tax matters. The interested parties were invited to review the information in the data room and compile their respective follow-up diligence questions and request lists for CLP’s management. During the months of September and October 2014, CLP’s management and Jefferies, at the direction of CLP, responded to diligence requests, updated CLP’s online data room with additional information, held meetings with potential interested parties and hosted property tours at select properties in advance of receiving second round bids for a potential purchase of CLP and/or certain of its remaining assets.

On September 12, 2014, following a meeting with the CLP Board of Directors, CLP’s management announced the suspension of CLP’s stock redemption and distribution reinvestment plans given the uncertainty surrounding the on-going sale process and the ultimate value that might be realized by CLP in connection therewith.

On September 25, 2014, CLP’s management and representatives from Company I met at CLP’s headquarters to discuss a potential acquisition of the Ski Portfolio and the Attractions Portfolio.

Marinas Portfolio Sale

Of the five proposals to purchase the assets of the Marinas Portfolio (with valuations ranging from $100.0 million to $140.0 million, which $140 million was subsequently reduced to $131.0 million) submitted to CLP on September 4, 2014, three proposals contemplated a purchase of all of the assets of the Marinas Portfolio, including: (i) a proposal from Marinas International of $131.0 million, (ii) a combined proposal from Company H and Company I of $120.0 million, and (iii) a proposal from Company J of $112.8 million. Two additional bids for the Marinas Portfolio included: (i) a proposal from Company K for the marinas managed by Almar, which included the Anacapa Isle, Ballena Isle, Cabrillo Isle, and Ventura Isle Marina assets, for a potential purchase price of $30.0 million; and (ii) a proposal from Company L for the Beavercreek, Burnside, Eagle Cove and Holly Creek marinas for a potential purchase price of $9.0 million.

From September 29 through October 7, 2014, at the direction of CLP, representatives of Jefferies facilitated meetings between CLP’s management and representatives of various parties expressing interest in the Marinas Portfolio. These meetings included site visits to marinas properties in New Jersey, Arkansas, Texas and California.

At meetings of the Special Committee and the CLP Board of Directors held on October 16 and October 22, 2014, representatives of Jefferies provided updates to the Special Committee and the CLP Board of Directors regarding the second-round indications of interest for the acquisition of the Marinas Portfolio. The Special Committee instructed Jefferies to continue working with the bidders for the Marinas Portfolio in order to attempt to increase their valuation of the Marinas Portfolio.

On November 24, 2014, the Special Committee and the CLP Board of Directors met to consider whether to authorize CLP to enter into an exclusivity agreement with Marinas International. The Special Committee, after discussion with Stanger, directed Jefferies to continue discussions with Marinas International and directed CLP management to consider entering into exclusive discussions at the appropriate time.

On December 4, 2014, representatives of Jefferies provided an update to the Special Committee regarding the potential sale of the Marinas Portfolio, noting that since the previous meeting of the CLP Board of Directors, CLP had entered into negotiations with Marinas International with respect to an escrow agreement. Representatives of Jefferies explained to the Special Committee that such agreement would include a fifteen business day exclusivity period with Marinas International. Following discussion with Stanger, the Special Committee then authorized the further negotiation and execution of the escrow agreement with Marinas International.

On December 5, 2014, following the due diligence process described above, Jefferies, on behalf of CLP, received three revised proposals for the Marinas Portfolio, including: (i) a revised bid of $129.4 million from Marinas International, (ii) a revised bid of $115.0 million from Company H and Company I, and (iii) a revised bid of $115.0 million from Company J.

On December 10, 2014, the Special Committee and the CLP Board of Directors met with representatives of Jefferies to review the three revised proposals received for the Marinas Portfolio.

On January 26, 2015, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding the sale of the Marinas Portfolio. Representatives of Jefferies explained that following the expiration of the exclusivity period with Marinas International without a purchase agreement having been executed among the parties, CLP reengaged in discussions with Company H, Company I and Company J.

On March 20, 2015, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors explaining that CLP was continuing to negotiate purchase and sale agreements with both Company H, backed by Company I, and Marinas International.

On May 5, 2015, the Special Committee and the CLP Board of Directors authorized CLP to enter into a purchase and sale agreement with AIM Marina Holdings, an affiliate of Marinas International, for the sale of the Marinas Portfolio for $120.0 million, which agreement was signed by the parties on May 12, 2015. The consummation of the transactions contemplated by the purchase and sale agreement with AIM Marina Holdings was subject to the completion of a customary due diligence period expiring on August 14, 2015. On May 18, 2015, representatives of CLP’s management provided an update to the Special Committee and the CLP Board of Directors regarding the status of the due diligence review on the Marinas Portfolio.

From June 2015 through July 2015, on behalf of CLP, representatives of Jefferies facilitated and processed due diligence requests from AIM Marina Holdings and its transaction advisors and coordinated with CLP’s management to respond to such requests. As a result of the due diligence process, AIM Marina Holdings sought a purchase price reduction for the Marinas Portfolio to $112.5 million due to unforeseen capital expenditures and portfolio underperformance, which was authorized by the Special Committee and the CLP Board of Directors on August 14, 2015. CLP closed the sale of all of the assets in the Marinas Portfolio in the following manner: (i) on November 6, 2015, CLP closed the sale of seven of the marinas properties; (ii) on November 20, 2015, CLP closed the sale of five additional marinas; and (iii) in the first half of 2016, CLP closed the sale of the remaining properties in the Marinas Portfolio. The net proceeds from the sale of the Marinas Portfolio totaled approximately $86.3 million after closing costs and repayment of approximately $10.5 million of indebtedness secured by the Marinas Portfolio.

Ski Portfolio, Attractions Portfolio and Other Assets Sale Process

On October 15, 2014, EPR submitted an indication of interest of $1.1 billion for a combination of the Ski Portfolio and the Attractions Portfolio, comprised of (i) $683.0 million for the Ski Portfolio assets (excluding the Bretton Woods Ski Area, The Omni Mount Washington Resort and the commercial village properties); (ii) $183.0 million for the leased assets of the Attractions Portfolio; (iii) $226.0 million for the managed assets of the Attractions Portfolio (excluding the family entertainment center assets, Wild Waves & Enchanted Village, Magic Springs & Crystal Falls and certain other assets); and (iv) $32.0 million for certain other managed assets of the Attractions Portfolio (the family entertainment center assets, Wild Waves & Enchanted Village and Magic Springs & Crystal Falls). As part of its proposal, EPR indicated its willingness to remove Elitch Gardens from the proposed group of assets to be acquired for a potential valuation reduction of $72.0 million.

At the October 16, 2014 meeting of the Special Committee, following discussion regarding the sales of the Senior Housing Portfolio and the Marinas Portfolio, respectively, the Special Committee discussed with representatives of Jefferies and Stanger the impact of such sales on other strategic alternatives, including the process in connection with the potential listing of CLP and a potential sale of all of CLP’s remaining assets.

On or before October 21, 2014, CLP received seven second round bids to acquire some or all of CLP’s remaining assets, including bids for various combinations of individual assets.

At a meeting of the Special Committee and the CLP Board of Directors on October 22, 2014, the Special Committee and the CLP Board of Directors, with the assistance of representatives of Jefferies and Stanger, reviewed the following bids:

•

a proposal submitted by Company M for $5.77 per share of CLP common stock, equating to $1.9 billion in equity value, excluding the Senior Housing, Golf and Marinas Portfolios. This proposal assumed a sale of the Senior Housing Portfolio for $800.0 million and of the Marinas Portfolio for $130.0 million, neither of which had been consummated at the time. The proposal indicated that

Company M’s proposed price would be reduced dollar for dollar if the Senior Housing Portfolio and/or the Marinas Portfolio were sold at lower prices. The proposal also assumed that CLP would cease making regular distributions immediately;

•	the proposal submitted by EPR on October 15, 2014;

•	two additional proposals for the Ski Portfolio, (i) by Company N of $825.0 million for the Ski Portfolio (plus The Omni Mount Washington Resort, the Retail Villages and one loan); and (ii) by Company O of $133.0 million for the Okemo Mountain Resort, Mount Sunapee, and Crested Butte Mountain Resort;

•	a proposal from Omni Hotels & Resorts for the Bretton Woods Ski Area and The Omni Mount Washington Resort for $54.0 million;

•	a proposal from Revesco Properties for Elitch Gardens for a potential purchase price of $140.0 million; and

•	a proposal from Company P for Waterworld, White Water Bay and Frontier City properties for a potential purchase price of $60.9 million.

At the October 22, 2014 meetings of the Special Committee and the CLP Board of Directors, representatives of Jefferies also discussed with the Special Committee and the CLP Board of Directors other possible strategic alternatives, including a potential listing of CLP and the potential deferral of a strategic transaction and maintenance of CLP on a stand-alone basis following the sales of the Senior Housing Portfolio and the Marinas Portfolio. After discussion with representatives of Jefferies and Stanger, the Special Committee directed Jefferies to continue discussions with Company M regarding its proposal.

Following the October 22, 2014 meeting, a third round of bidding was initiated and interested parties were instructed to provide more detail on valuation and indications of interest for the select pools of assets for which each respective party had bid. In the third round of bidding, the following additional bids were submitted: (i) on November 4, 2014, Company Q submitted a bid for the Ski Portfolio and the Attractions Portfolio for a total of $550.0 million; and (ii) on November 29, 2014, Company M submitted a revised proposal for the Attractions Portfolio and certain other assets for a total valuation of $671.0 million.

On December 10, 2014, the Special Committee and the CLP Board of Directors met with representatives of Jefferies and reviewed the most recent proposals submitted by EPR and Company M with respect to the Ski Portfolio and the Attractions Portfolio. Representatives of Jefferies also discussed with the Special Committee and the CLP Board of Directors the status of certain potential proposals for individual assets, including Elitch Gardens and Dallas Market Center. The CLP Board of Directors instructed Jefferies to continue discussions with the various potential acquirors.

Throughout the next several months, at the direction of CLP, representatives of Jefferies and CLP management continued discussions regarding the Ski Portfolio and the Attractions Portfolio with various interested parties and facilitated due diligence by those parties concerning particular assets.

On February 17, 2015, EPR submitted a revised bid for a combination of the Ski Portfolio and the Attractions Portfolio (excluding Elitch Gardens) for $1.235 billion.

On March 4, 2015, after authorization by the Special Committee and the CLP Board of Directors, CLP entered into a definitive purchase and sale agreement to sell its 81.98% interest in Dallas Market Center to an affiliate of CLP’s joint venture partner, Crow Holdings, for $139.5 million, which sale closed on April 29, 2015.

On March 12, 2015, Company M submitted an alternative proposal for a smaller number of the assets in the Ski Portfolio and the Attractions Portfolio for an aggregate proposed purchase price of $209.3 million (plus the assumption of existing debt) that included the Great Wolf Lodge properties in Sandusky, Ohio and Wisconsin Dells, Wisconsin, the CoCo Key Water Resort, CLP’s joint venture interest in certain condominium units and related assets at seven ski resort villages in the United States and Canada (the “Retail Villages”) and The Omni Mount Washington Resort.

On March 20, 2015, the Special Committee and the CLP Board of Directors met with representatives of Jefferies and reviewed the two most recent proposals for the Ski Portfolio and the Attractions Portfolio from EPR and Company M. Following discussion with representatives of CLP’s management, Jefferies and Stanger regarding potentially proceeding to negotiations with EPR, the Special Committee authorized the execution of a letter of intent and negotiation of a purchase and sale agreement with EPR.

On March 30, 2015, EPR and CLP executed a letter of intent to acquire certain of the assets in the Attractions Portfolio and the Ski Portfolio for $1.235 billion, with consideration consisting partially of EPR common stock and partially of cash, and entered into a 45-day exclusivity period with EPR, during which time EPR and its advisors conducted due diligence on the assets in the Attractions Portfolio and the Ski Portfolio.

During the due diligence process, CLP management provided EPR with additional due diligence materials in response to a series of requests from EPR and Goodwin Procter LLP (“Goodwin Procter”), EPR’s outside legal counsel, and EPR and its representatives conducted site visits to a number of the properties in the Ski Portfolio and the Attractions Portfolio covered by EPR’s letter of intent. Subsequently, on April 15, 2015, Arnold & Porter provided to Goodwin Procter a draft of a purchase and sale agreement for the sale of the Attractions Portfolio and the Ski Portfolio. On April 20, 2015, Arnold & Porter submitted a reverse due diligence request list to EPR, seeking information regarding EPR. Goodwin Procter provided written comments on the draft purchase and sale agreement to Arnold & Porter during the first week of May 2015, and on May 18, 2015, Arnold & Porter submitted a further revised draft of the purchase and sale agreement to Goodwin Procter.

At meetings of the Special Committee and the CLP Board of Directors on the same date, representatives of Jefferies informed the Special Committee and the CLP Board of Directors that EPR had requested an extension of its exclusivity period to June 5, 2015 to complete due diligence related to various assets. After further discussion between Stanger and the Special Committee, the Special Committee agreed to grant the requested extension. On June 2, 2015, Goodwin Procter submitted additional comments to the revised purchase and sale agreement to Arnold & Porter.

On June 3, 2015 (during the exclusivity period between CLP and EPR), CLP received an unsolicited proposal from a consortium led by Company R for select assets in the Ski Portfolio for a proposed purchase price of $700.0 million.

On June 4, 2015, EPR submitted a revised proposal with a proposed purchase price of $940.0 million for certain of the assets in the Attractions Portfolio and the Ski Portfolio, an approximately 24.0% decrease in valuation from its initial proposal of $1.235 billion, due to various valuation adjustments. In addition to the revised valuation, EPR proposed additional terms and conditions, including a potential restructuring of the leases for the properties in the Ski Portfolio leased to affiliates of Boyne Resorts (“Boyne”).

On June 10, 2015, the Special Committee and the CLP Board of Directors held meetings at which CLP’s management and representatives of Jefferies were present, during which they discussed EPR’s unwillingness to follow through with the transaction if it excluded the properties in the Ski Portfolio leased to affiliates of Boyne (the “Boyne Assets”), as well as the proposal from Company R. After discussion, it was determined that because CLP could not unilaterally cause the Boyne leases to be restructured, the revised proposal was not viable. The Special Committee also directed CLP’s management and representatives of Jefferies to continue to engage in discussions with Company R regarding its proposal. On June 11, 2015, at the direction of the Special Committee, CLP informed EPR that it was unwilling to proceed with the transaction on the terms proposed by EPR.

Based on further discussions with Company R, the consortium members and their potential financing sources and capital partners, CLP concluded that Company R’s proposal was not actionable.

On July 15, 2015, EPR submitted an alternative proposal of $490.0 million for seven leased assets in the Attractions Portfolio and six assets in the Ski Portfolio, which would be paid 40.0% in cash and 60.0% in EPR common shares, which proposal excluded the Boyne Assets. CLP responded to EPR’s revised proposal on July 17, 2015, indicating its unwillingness to proceed with this alternative proposal due to CLP’s expressed interest only to sell the Ski Portfolio as a whole.

Following the termination of negotiations with EPR regarding a potential transaction and the expiration of EPR’s exclusivity period in June 2015, CLP management and, at the direction of CLP, representatives of Jefferies continued discussions with potentially interested parties, including Company Q and Company R. From August 5 to August 7, 2015, CLP management and representatives of Company Q met to discuss a potential acquisition of the Ski Portfolio and the Attractions Portfolio.

On or around August 24, 2015, Company R submitted a bid to buy the Boyne Assets for $220.0 million but did not include any details on sources of funding to consummate a transaction. Because CLP wished to sell the entire the Ski Portfolio and not only a portion of those assets, CLP indicated its disinclination to proceed with a potential transaction involving only the Boyne Assets.

At meetings of the Special Committee and the CLP Board of Directors on September 4, 2015, representatives of CLP’s management and Jefferies provided an update regarding the discussions with Company Q and Company R. Following discussion with representatives of CLP’s management, Jefferies and Stanger, the Special Committee authorized continued negotiations with Company Q, including the exploration of potential mechanisms to provide for post-closing purchase price adjustments based on results of operations.

Following the September 4, 2015 meetings of the Special Committee and the CLP Board of Directors, CLP, including through its advisors, maintained active dialogue and negotiations with representatives of Company Q regarding its previous proposal from November 2014 to purchase the Ski Portfolio and the Attractions Portfolio for a total of $550.0 million and provided additional information regarding the assets. On October 5, 2015, Company Q submitted a letter of intent to purchase the Ski Portfolio and the Attractions Portfolio for $935.0 million plus performance-based contingent consideration of up to $50.0 million.

On October 19, 2015, the Special Committee and the CLP Board of Directors reviewed with representatives of Jefferies Company Q’s proposal for assets in the Ski Portfolio and the Attractions Portfolio. The Special Committee, after discussion with representatives of CLP’s management, Jefferies and Stanger, directed Jefferies and CLP’s management to further negotiate the terms of a definitive agreement with Company Q.

On November 4, 2015, Company Q submitted a revised non-binding letter of intent to acquire the Ski Portfolio and the Attractions Portfolio at a valuation of $935.0 million.

On November 11, 2015, CLP’s management provided an update to the Special Committee and the CLP Board of Directors with respect to the status of the proposed terms and valuation of the non-binding letter of intent submitted by Company Q. During this discussion, representatives of Jefferies noted that since the previous Special Committee and CLP Board of Directors meetings, CLP and Company Q, had engaged in multiple discussions and Company Q had submitted a further revised letter of intent at a valuation of $950.0 million. The Special Committee and its advisors then discussed CLP’s ability to engage with additional bidders and to further negotiate the terms and conditions of the letter of intent and the proposed valuation. After discussion with Stanger, the Special Committee indicated its desire to further negotiate with Company Q regarding its valuation of the Ski and Attractions Portfolios.

On November 17, 2015, the Special Committee and the CLP Board of Directors again met with CLP’s management and their advisors to discuss the proposal by Company Q and potential alternatives.

On November 30, 2015, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors regarding negotiations with Company S and the terms of the non-binding letter of intent submitted by Company Q. After discussion with Stanger, the Special Committee approved moving forward with the execution of the non-binding letter of intent with Company Q.

On December 3, 2015, Company Q and CLP entered into a non-binding letter of intent for Company Q to acquire the Attraction Portfolio and the Ski Portfolio for $960.0 million, and a 60-day exclusivity period commenced on December 7, 2015, during which time Company Q and its advisors conducted due diligence on the assets in the Attractions Portfolio and the Ski Portfolio.

On January 29, 2016, nearing the end of its 60-day exclusivity period with CLP, Company Q submitted a revised indication of interest for the Ski Portfolio and the Attractions Portfolio with a total purchase price of $800.0 million, a decrease of $160.0 million from the valuation included in its non-binding letter of intent. On February 3, 2016, after considering Company’s Q revised proposal and after discussion with Stanger, the Special Committee instructed Jefferies and CLP’s management to notify Company Q that CLP was not interested in pursuing further discussions or negotiations regarding Company Q’s revised proposal.

Closings of Sales of Other Individual Assets

In connection with discussions with interested bidders, including EPR, during the first half of 2015, CLP identified certain properties relating to the Ski Portfolio and the Attractions Portfolio that, due to unique characteristics, including specific managed structures with national operators, may be less attractive to potential acquirors and may result in higher valuations if sold individually. With the authorization of the CLP Board of Directors and the Special Committee, CLP engaged in a process to sell the following properties individually, which resulted in the transactions set forth below:

•	On June 5, 2015, CLP closed on the sale of Elitch Gardens to Revesco Properties along with KSE Elitch Gardens and Second City for $140.0 million, after receiving bids from three interested parties.

•	On November 18, 2015, CLP closed on the sale of CoCo Key Water Resort to Insite Orlando One for $15.1 million, after receiving bids from two interested parties.

•	On November 23, 2015, CLP closed on the sale of its Great Wolf Lodge properties in Sandusky, Ohio and Wisconsin Dells, Wisconsin to affiliates of Great Wolf Resorts for $62.0 million.

•	On December 1, 2015, CLP closed on the sale of The Omni Mount Washington Resort and Bretton Woods Ski Area to Omni Hotels & Resorts for $90.5 million, after receiving bids from six interested parties.

In December, 2015, CLP declared and paid a special distribution of $1.30 per share to stockholders of record as of December 4, 2015 from a portion of the proceeds of sales of various of CLP’s assets effected during 2015.

•	On May 31, 2016 and June 30, 2016, respectively for the U.S. and Canadian assets, CLP entered into purchase agreements to sell its interest in the Retail Villages for an aggregate purchase price of $103.0 million. Prior to entering into such purchase agreements, effective April 1, 2016, CLP acquired the 20% interest of its joint venture partner in CLP Village Retail Partnership, LP, the parent company owner of the Retail Villages. On October 28, 2016, CLP closed the sale of the Retail Villages and received net proceeds of approximately $85.6 million.

Discussions Beginning in Spring 2016 Leading to Execution of Purchase Agreement

On February 3, 2016, representatives of Jefferies explained to the Special Committee and the CLP Board of Directors that, since the previous meeting of the CLP Board of Directors, EPR had contacted Jefferies and again indicated its interest in submitting an offer for the Ski and Attractions Portfolios. During February 2016, senior management of CLP and EPR had several telephone conversations to discuss EPR’s potential interest in the Ski

Portfolio and the Attractions Portfolio. On March 8, 2016, senior management of CLP and EPR met in Orlando at CLP’s headquarters to discuss EPR’s continued interest in a potential transaction for the Ski Portfolio and the Attractions Portfolio.

During March 2016, CLP also conducted parallel discussions with Company S, a special purpose acquisition company, regarding a potential combination of CLP with and into Company S. On March 25, 2016, CLP provided data room access to Company S. At the same time, CLP and Company S discussed, among other terms, the preliminary transaction structure and the resulting relative ownership of CLP’s and Company S’s stockholders.

On April 8, 2016, Company S contacted CLP to indicate its interest in engaging in more detailed discussions regarding a possible combination. On the same date, EPR contacted CLP to convey its current interest with respect to the acquisition of the Ski Portfolio and the Attractions Portfolio.

On April 9, 2016, at CLP’s direction, representatives of Jefferies and certain executives from Company S convened telephonically to discuss Company S’s proposal. On April 11, 2016, CLP management, representatives of Jefferies and Company S again convened telephonically to discuss structural elements of the transaction, management of the combined vehicle and liquidity dynamics.

On April 14, 2016, CLP management discussed with representatives of Jefferies current alternatives for the Ski Portfolio and the Attractions Portfolio. The discussion focused specifically on the inability of CLP to act on the EPR proposal given EPR’s latest position with respect to the Ski Portfolio and on the possibility of seeking stockholder consent for a plan of liquidation and dissolution of CLP and the associated timeline. CLP management also discussed with representatives of Jefferies the potential combination with Company S.

On April 18, 2016, EPR submitted a proposed letter of intent to CLP, which reflected an interest to acquire the Ski Portfolio and the Attractions Portfolio for $830 million, less $30 million for deferred capital expenditures.

On April 20, 2016, Company S communicated to CLP that it was preparing a letter of intent and requested feedback on the previously discussed structural elements of a potential combination. On April 28, 2016, Company S submitted its proposal to CLP and a meeting was arranged between the parties. The proposal from Company S contemplated that CLP would merge with and into Company S, a special purpose acquisition company whose assets consisted solely of approximately $250 million in cash. Pursuant to the proposal, which was based on CLP’s then current NAV of $3.05 per share, stockholders of CLP would be offered the right to exchange up to 38% of their shares of common stock at a price of $2.80 per share and would convert the remainder of their outstanding shares into shares of common stock of Company S, and existing stockholders of Company S would convert their shares of Company S common stock into common shares of the combined company. The combined company’s shares would be listed on the NASDAQ Stock Market, with management and the initial board of directors to be selected in part by the sponsors of Company S and in part by CLP. The transaction would be subject to the approval of both Company S’s and CLP’s stockholders, along with the agreement of Company S’s stockholders to waive certain existing rights to require Company S to offer to purchase their shares of Company S common stock for cash at closing.

During the last week of April and the first week of May 2016, management of CLP spoke with EPR regarding its interest in acquiring the Ski Portfolio and the Attractions Portfolio. Based on those discussions, CLP management concluded that given EPR’s desire to manage its overall asset allocation in ski related assets, a transaction with EPR was likely not feasible.

On May 4, 2016, CLP and Company S convened to review the Ski Portfolio and the Attractions Portfolio and to discuss structural elements of a combination, including, among other things, liquidity, leverage and management. Following the meeting, CLP continued to provide due diligence responses to Company S. At the same time, CLP also continued to engage with EPR as well as to determine if Company Q had a continuing interest regarding a potential acquisition of the Ski Portfolio and the Attractions Portfolio. On May 9, 2016, CLP granted Company Q and Company S access to the data room. Company S also provided additional transaction terms to CLP.

On May 15, 2016, executives from CLP and Company S met to discuss, among other things, estimates from financial institutions of expected ranges of trading value, dilutive effects of Company S founder shares and offering perpetual preferred security to CLP stockholders in lieu of common equity.

On May 16, 2016, EPR (in conjunction with its proposed financing of Och-Ziff Real Estate) submitted a revised proposal of $850 million for the Ski Portfolio and the Attractions Portfolio (less certain purchase price adjustments), which was discussed by CLP and EPR executives on May 17, 2016 and May 19, 2016. Based on those conversations, management preliminarily assessed the implications of these purchase price adjustments on the total value of the transaction to be around $20 million. CLP submitted a counter-proposal to EPR on May 26, 2016 that contemplated a total purchase price of $850 million, after certain purchase price adjustments.

On June 3, 2016, representatives of Jefferies provided an update to the Special Committee and the CLP Board of Directors summarizing the indications of interest from EPR and Company S. Following discussion with representatives of CLP’s management, Jefferies and Stanger, including as to the uncertainty of a successful transaction with Company S that would provide liquidity to CLP stockholders, the Special Committee then approved moving forward with the execution of a letter of intent with EPR. On June 10, 2016, CLP and EPR executed a letter of intent for a purchase price of $850 million after purchase price adjustments. The proposal included a collar to be mutually agreed to and an exclusivity period through July 21, 2016. On June 10, 2016, CLP, EPR and Och-Ziff Real Estate Acquisitions LP (“Och-Ziff”) entered into a site access agreement to allow EPR and Och-Ziff to conduct on-site due diligence at the properties comprising the Ski Portfolio and the Attractions Portfolio.

On June 15, 2016, CLP, EPR, Och-Ziff and their respective outside counsel held a conference call to discuss due diligence and related process matters.

On June 20, 2016, EPR sent CLP a proposed draft of the Purchase Agreement. On June 22, 2016, CLP and its advisors requested from EPR reverse due diligence materials for CLP’s review and on July 7, 2016, at the direction of CLP, Jefferies distributed CLP’s reverse due diligence request list to Barclays, financial advisor to EPR.

On July 8, 2016, Arnold & Porter sent to EPR and Och-Ziff and their respective outside legal counsel a revised draft of the Purchase Agreement reflecting CLP’s comments, which included changes to the proposed structure of the transaction, comments on the representations and warranties to be provided by CLP, changes to the provisions regarding CLP’s rights and obligations regarding the exercise of the CLP Board of Directors’ fiduciary duties to consider an alternative transaction and the scope of limitations on CLP’s interim operating covenants.

On July 10, 2016, Sunday River’s lift maintenance manager discovered that the foundation of the top terminal of the Spruce Peak Triple chairlift had become detached from the underlying ground. Over the next several weeks, EPR, Och-Ziff and CLP continued to facilitate and conduct due diligence with their respective advisors.

On July 25, 2016, Och-Ziff and CLP held a conference call to discuss remaining due diligence items.

On July 27, 2016, Goodwin Procter, outside legal counsel to EPR, sent a revised draft of the Purchase Agreement on behalf of EPR and Och-Ziff to CLP and Arnold & Porter, which included comments regarding CLP’s representations and warranties and interim operating covenants.

On August 2, 2016, certain officers of CLP met with officers of EPR and Och-Ziff in EPR’s offices in Kansas City, Missouri to discuss the proposed transaction, which discussions included the remaining open business issues in the Purchase Agreement and a proposed timeline for the conclusion of additional due diligence and related matters.

On August 4, 2016, CLP and EPR entered into an extension of the letter of intent pursuant to which they agreed to extend the exclusivity period until September 2, 2016.

On August 12, 2016, Goodwin Procter sent a further revised draft of the Purchase Agreement on behalf of EPR and Och-Ziff to CLP and Arnold & Porter, which included proposed changes to certain conditions precedent permitting the purchasers to terminate the Purchase Agreement prior to closing and additional changes to the interim operating covenants of the parties.

On August 23, 2016, Arnold & Porter sent to EPR, Och-Ziff and their respective legal counsel a further revised draft of the Purchase Agreement, including proposed changes to CLP’s representations and warranties, modifications to the material adverse effect (“MAE”) definitions and the financial and other terms of parties’ rights of termination.

On August 30, 2016, Arnold & Porter, Goodwin Procter and Bryan Cave LLP (“Bryan Cave”), outside legal counsel to Och-Ziff, held a conference call to discuss open legal and business issues in the Purchase Agreement.

On September 8, 2016, EPR, Och-Ziff and CLP along with their legal counsel met in New York, New York to discuss open issues in the Purchase Agreement and the results of Och-Ziff’s additional diligence regarding the ski lift conditions at various of the ski properties in the Ski Portfolio, at which time Och-Ziff requested a price adjustment of $60 million for potential capital expenditures associated with the replacement of ski lifts at various resorts, including the lift at Sunday River, along with certain further modifications to the Purchase Agreement to reflect those conditions. On the same date, Goodwin Procter sent a further revised draft of the Purchase Agreement to the parties and their counsel, which included comments on the purchase price allocation and adjustment schedules and changes to the MAE provisions.

On September 15, 2016, the Special Committee and the CLP Board of Directors held meetings at which representatives of Jefferies provided an update on the sale process and the adjustment to the purchase price proposed by Och-Ziff and EPR. After discussion with representatives of CLP’s management, Jefferies and Stanger, the Special Committee then directed Jefferies to continue discussions with EPR and Och-Ziff.

On September 20, 2016, Arnold & Porter sent to EPR, Och-Ziff and their respective legal counsel a further revised draft of the Purchase Agreement, including the addition of a special indemnity for CLP relating to the holding of the Note, further modifications regarding the MAE events and effects thereof on the parties’ rights to terminate the Purchase Agreement and certain other provisions relating to the termination of the Purchase Agreement, including the reverse termination fee.

On September 28, 2016, Goodwin Procter sent a further revised draft of the Purchase Agreement on behalf of EPR and Och-Ziff to CLP and Arnold & Porter, including changes to the conditions precedent and termination provisions relating to an MAE and provisions regarding certain technical and tax filings and matters in connection with the sale of CLP’s Ski Asset located in British Columbia, Canada.

On October 10, 2016, Arnold & Porter, Goodwin Procter and Bryan Cave held a conference call to discuss open legal and business issues in the Purchase Agreement.

On October 14, 2016, EPR, Och-Ziff and CLP agreed upon a purchase price adjustment of $20 million, which amount was within the range of authority previously approved by the Special Committee and the CLP Board of Directors, taking into account the capital expenditures associated with replacement of ski lifts at various CLP resorts. On the same date, Goodwin Procter sent a further revised draft of the Purchase Agreement on behalf of EPR and Och-Ziff to CLP and Arnold & Porter.

On October 18, 2016, CLP management confirmed to Jefferies and Stanger the financial forecast that CLP directed Jefferies and Stanger to use in their respective financial analyses. On the same day, Barclays confirmed the methodology for the terms of the collar to be included in the Purchase Agreement.

Also on October 18, 2016, Arnold & Porter, Goodwin Procter and Bryan Cave held a conference call to discuss open issues in the Purchase Agreement.

On October 19, 2016, the Special Committee and the CLP Board of Directors held meetings at which CLP’s management, Arnold & Porter and representatives of Jefferies provided the CLP Board of Directors with an update on the sale process to date, including the status of the negotiations with EPR and Och-Ziff on remaining open issues and described certain of the terms of the proposed transaction, including termination fees and the collar mechanism to be utilized with respect to the shares of EPR common stock to be issued to CLP under the Purchase Agreement. At the meeting, Venable LLP, CLP’s special Maryland legal counsel, provided the CLP Board of Directors with a description of the directors’ duties under Maryland law regarding the proposed Sale. Following the meeting with the CLP Board of Directors, at the direction of CLP, representatives of Jefferies discussed CLP’s reverse due diligence questions with representatives of EPR.

On October 20, 2016, Arnold & Porter sent to EPR, Och-Ziff and their respective legal counsel a further revised draft of the Purchase Agreement, which included comments regarding the sale of the British Columbia, Canada Ski Asset.

Throughout the week of October 24, 2016 and through November 2, 2016, the parties continued to negotiate and finalize the purchase and sale agreement.

On November 1, 2016, the Special Committee and the CLP Board of Directors held a joint meeting at which the CLP Board of Directors was furnished with written summaries of the principal terms of the Purchase Agreement and reviewed a proposed final draft of the Purchase Agreement, along with other materials. Also at the meeting, representatives of Jefferies reviewed its financial analysis of the $830 million implied net aggregate transaction consideration payable to CLP under the Purchase Agreement. Following this discussion, Jefferies rendered Jefferies’ opinion to the Special Committee and to the CLP Board of Directors (in their capacities as such), subsequently confirmed by delivery of a written opinion dated November 1, 2016, that, as of November 1, 2016, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the implied net aggregate transaction consideration of $830 million was fair, from a financial point of view, to CLP.

The CLP Board of Directors meeting was then adjourned for the holding of a separate meeting of the Special Committee at which Stanger informed the Special Committee of its opinion that the consideration to be received by CLP pursuant to the Sale was fair, from a financial point of view, which opinion was followed by receipt of a written opinion dated November 2, 2016 to that effect. After discussion, the Special Committee unanimously recommended that the CLP Board of Directors approve and authorize the Purchase Agreement and the transactions contemplated thereby, including the Sale.

Upon the conclusion of the Special Committee meeting, the CLP Board of Directors reconvened in full session. Thereafter, upon due discussion and deliberation and based on the information considered during its evaluation of the Sale, the CLP Board of Directors, by unanimous vote, determined that the Purchase Agreement and the related transactions contemplated thereby were advisable and in the best interests of CLP and its stockholders and determined to recommend to CLP’s stockholders that they approve the Sale Proposal. The CLP Board of Directors further unanimously approved the Plan of Dissolution and determined also to recommend to CLP’s stockholders that they approve the Plan of Dissolution Proposal, subject to the approval of the Sale Proposal.

On November 2, 2016, CLP, EPR and SRH, along with the other parties thereto, entered into the Purchase Agreement.

Recommendation of the CLP Board of Directors and Reasons for the Sale

The CLP Board of Directors, by unanimous vote of its members at a meeting duly called, determined that the Sale is fair to and in the best interests of CLP and its stockholders. The CLP Board of Directors unanimously approved the Sale and recommended that the CLP stockholders vote FOR the approval of the Sale Proposal. In reaching its determination to recommend that the CLP stockholders vote FOR the approval of the Sale Proposal at the Special Meeting, the CLP Board of Directors considered a number of factors, including the following:

•	the recommendation of the Special Committee that the CLP Board of Directors approve and adopt the Purchase Agreement and the transactions contemplated thereby, including the Sale, and that:

•	the Special Committee consisted entirely of independent directors appointed by the CLP Board of Directors to represent the interests of the CLP stockholders;

•	the Special Committee retained and was advised by its own independent legal counsel, Latham & Watkins;

•	the Special Committee retained and was advised by its own independent financial advisor, Stanger, and was also advised by CLP’s financial advisor, Jefferies;

•	the Special Committee engaged in extensive deliberations in evaluating the Sale and the Sale Consideration;

•	the belief that the Sale was more favorable to the CLP stockholders than other strategic alternatives available to CLP after considering indications of interest from other parties and conducting comprehensive reviews of strategic alternatives with CLP’s management and its financial and legal advisors;

•	the extensive solicitation effort that was undertaken, commencing in June 2014, to explore a possible sale of CLP and its assets to third parties;

•	the financial analysis of Jefferies summarized under the caption “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to CLP,” and the oral opinion of Jefferies rendered to the Special Committee and the CLP Board of Directors (in their capacities as such) on November 1, 2016, which opinion was subsequently confirmed in writing, that, as of that date, based upon and subject to the conditions, limitations, qualification and assumptions set forth in its opinion, the implied net aggregate Sale Consideration to be received in the Sale of $830,000,000 was fair, from a financial point of view, to CLP, as more fully described below in “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to CLP”;

•	the belief that the Sale Consideration is fair to CLP in light of CLP’s current financial performance, profitability and growth prospects;

•	the belief that the Sale Consideration would provide CLP stockholders with fair value for their investment in the CLP stock, particularly in light of the lack of an active trading market for CLP’s common stock and the expectation that CLP’s common stock would trade below the per share consideration if it underwent a listing;

•	the fact that the Purchase Agreement affords the CLP Board of Directors the flexibility to negotiate and discuss a Superior Proposal, as defined in the Purchase Agreement, in the period after signing and prior to approval of the Sale by CLP stockholders as follows:

•	subject to compliance with the Purchase Agreement, the CLP Board of Directors is permitted to participate in discussions or negotiations with, or provide non-public information to, any person in response to an unsolicited bona fide written acquisition proposal for CLP, if the CLP Board of Directors determines in good faith, after consultation with outside legal counsel and financial advisors, that such acquisition proposal constitutes, or is reasonably likely to result in, a Superior Proposal;

•	subject to compliance with the Purchase Agreement, the CLP Board of Directors is permitted to withdraw, modify or qualify its recommendation to CLP stockholders in favor of the Sale

Proposal and to recommend an alternative acquisition proposal if the CLP Board of Directors determines in good faith, after consultation with outside legal and financial advisors, that such alternative acquisition proposal constitutes a Superior Proposal; provided that CLP would be required to pay a termination fee to the Purchasers of $25 million (plus reimbursable expenses of up to $10 million incurred after June 10, 2016) in the event that the Purchasers elect to terminate the Purchase Agreement as a result of such change of recommendation;

•	subject to compliance with the Purchase Agreement, the CLP Board of Directors is permitted to change its recommendation to CLP stockholders in favor of the Sale Proposal in response to the occurrence of a material event, fact, development, circumstance, or condition that affects the business, assets, or operations of CLP or its subsidiaries that was not known or reasonably foreseeable to CLP as of the date of the Purchase Agreement and that occurs after the date of the Purchase Agreement;

•	the likelihood that the Sale would be completed based on, among other things, the Purchasers’ ability in the past to complete large acquisition transactions on the agreed terms and its extensive experience in the real estate industry and the lack of a financing condition;

•	the uncertainty associated with successfully completing an underwritten public offering or a listing and the trading price of CLP’s common stock following such a public offering or listing;

•	the terms and conditions of the Purchase Agreement, and that such terms were the product of arm’s-length negotiations between the parties; and

•	the condition that the Sale is subject to the approval of the CLP stockholders.

The CLP Board of Directors also considered the following potentially negative factors in its deliberations concerning the Sale:

•	the risk that not all of the conditions to the parties’ obligations to complete the Sale will be satisfied or waived in a timely manner or at all, and, as a result, the possibility that the Sale may not be completed even if approved by the CLP stockholders;

•	the fact that CLP would be obligated to pay a termination fee to the Purchasers under certain circumstances, and that such termination fee could reduce the incentive for a third party to make a competing bid for CLP;

•	CLP’s inability to determine the exact amount of the proceeds from the Sale that will be available for distribution to the CLP stockholders, and the risk that the amounts the CLP stockholders will ultimately receive could be less than projected by CLP if CLP has underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise;

•	the restrictions on the management and operation of the properties prior to the completion of the Sale, which may delay or prevent CLP from undertaking business opportunities that may arise pending the completion of the Sale;

•	CLP’s likely inability to complete an alternative sale if the Sale is not completed due to the factors discussed above; and

•	the negative impact on CLP’s operations, business relationships and future prospects if the Sale is not approved by CLP stockholders or not consummated for other reasons.

In reaching its determination to recommend the Purchase Agreement and the transactions contemplated thereby, including the Sale, to the CLP Board of Directors for approval and adoption, the Special Committee considered the factors referred to above as having been considered by the CLP Board of Directors and also considered the following factors:

•	the financial analysis of Stanger summarized under the caption “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to the Special Committee,” and the oral opinion of Stanger rendered to the Special Committee on November 1, 2016, which opinion was subsequently confirmed in writing on November 2, 2016, that, as of the date of such opinion, based upon and subject to the assumptions made, procedures followed, factors considered and limitations on the review set forth in its opinion, the Sale Consideration of $830,000,000 to be received in the Sale was fair, from a financial point of view, to CLP as more fully described below in “Proposal One—The Sale Proposal—Opinion of the Financial Advisor to the Special Committee” beginning on page 78 of this proxy statement/prospectus;

•	the active monitoring by the Special Committee’s financial and legal advisors for conflicts of interest with potentially interested parties and the fact that no material conflicts of interest were identified with respect to the Sale;

•	the Special Committee’s determination, together with its legal advisor, that the authority delegated to the Special Committee by the CLP Board of Directors was sufficient for the Special Committee to discharge its duties under Maryland law, in particular due to:

•	the Special Committee’s broad authority to consider, discuss and actively participate in negotiating the terms and conditions of the Sale, including reviewing, commenting and participating in the negotiation of the Purchase Agreement, and to consider any other matters that it deemed advisable;

•	the Special Committee’s authority to retain and compensate independent legal and financial advisors as it deemed appropriate; and

•	the agreement of the CLP Board of Directors not to recommend or otherwise approve the Sale without the prior recommendation and approval of the Special Committee; and

•	the instruction by the CLP Board of Directors to Jefferies to report directly to the Special Committee pursuant to the amended terms of Jefferies’ engagement following the formation of the Special Committee.

The foregoing discussion of the factors considered by the CLP Board of Directors and the Special Committee is not intended to be exhaustive, but does set forth the principal factors considered by the CLP Board of Directors and the Special Committee. The Special Committee collectively reached the unanimous conclusion to recommend the Purchase Agreement and the transactions contemplated thereby, including the Sale, to the CLP Board of Directors for approval and adoption, and the CLP Board of Directors collectively reached the unanimous conclusion to recommend the approval the Purchase Agreement and the transactions contemplated thereby, including the Sale, in light of the various factors described above and other factors that each member of the Special Committee and the CLP Board of Directors, as applicable, believed were appropriate. In view of the wide variety of factors considered by the CLP Board of Directors and the Special Committee in connection with their evaluation of the Sale and the complexity of these matters, neither the CLP Board of Directors nor the Special Committee considered it practical, and did not attempt, to quantify, rank, or otherwise assign relative weight to the specific factors considered in reaching their respective decisions and did not undertake to make any specific determination as to whether any one particular factor, or any aspect of any one particular factor, was favorable or unfavorable to their respective ultimate determination. Rather, each of the CLP Board of Directors and the Special Committee made their respective determinations based on the totality of information presented to it and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weight to different factors.

After evaluating these factors and consulting with its legal and financial advisors and the Special Committee, the CLP Board of Directors unanimously determined that the Sale is fair to, advisable and in the best interests of CLP and the CLP stockholders. Accordingly, the CLP Board of Directors unanimously approved the Purchase Agreement and recommended that the CLP stockholders approve the Sale Proposal.

The CLP Board of Directors unanimously recommends that the CLP stockholders vote FOR the approval of the Sale Proposal.

Certain Projections

CLP does not, as a matter of course, make public forecasts as to future performance, revenues, net income, EBITDA, Adjusted EBITDA, FFO, MFFO or other results or metrics in light of, among other reasons, the uncertainty, unpredictability and subjectivity of any assumptions and estimates underlying any forecast. In connection with evaluating a possible transaction, however, CLP’s management prepared and has assumed responsibility for certain non-public unaudited prospective financial information of CLP covering multiple years, which is referred to herein as the CLP Projections. The CLP Projections were provided to the Special Committee and the CLP Board of Directors in connection with their review of the proposed transaction with EPR and also were provided to Jefferies and Stanger for purposes of performing their financial analyses summarized under “—Opinion of the Financial Advisor to CLP” and “—Opinion of the Financial Advisor to the Special Committee,” respectively. The CLP Projections were not prepared by CLP’s management with a view toward public disclosure.

A summary of the CLP Projections is not being included in this proxy statement/prospectus to influence the vote on the matters being presented to the CLP stockholders. Instead, CLP is disclosing the CLP Projections because they were made available to the Special Committee, the CLP Board of Directors, Jefferies and Stanger. CLP’s disclosure of this information does not indicate that the Special Committee, the CLP Board of Directors, their respective advisors or any other person considered, or now considers, the CLP Projections to be material or to be necessarily predicative of actual future results and the CLP Projections should not be relied upon as such. The internal prospective financial information used by CLP’s management to prepare the CLP Projections is subjective in many respects. There can be no assurance that the CLP Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The CLP Projections cover multiple years and thus, by their very nature, are subject to greater uncertainty with each succeeding year. As a result, the CLP Projections in this proxy statement/prospectus are not necessarily predictive of future performance or future operations.

In addition, the CLP Projections were not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither CLP’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the CLP Projections contained in this proxy statement/prospectus, nor have they expressed any opinion or any other form of assurance on the information or the potential for CLP to achieve the projections.

The CLP Projections include certain non-GAAP financial measures. These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. The non-GAAP financial measures as presented in the CLP Projections may not be comparable to similarly titled amounts used by other companies.

Additionally, although the CLP Projections presented below are presented with numerical specificity, these projections are not factual. The CLP Projections were based on numerous variables and assumptions that were deemed to be reasonable as of the respective dates when the projections were finalized. These assumptions are inherently uncertain and may be beyond the control of CLP. Important factors that may affect actual results and cause CLP to fail to meet the CLP Projections include, but are not limited to, risks and uncertainties relating to CLP’s business (including its ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions and other factors described or referenced under the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus. The CLP Projections reflect assumptions that are subject to change and do not reflect revised prospects for CLP’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the CLP Projections were prepared. CLP has not prepared revised projections to take into account other variables that have changed since the dates on which the CLP Projections were finalized. There can be no assurance that the CLP Projections will be realized or that CLP’s future financial results will not materially vary from the CLP Projections. By including the CLP Projections in this proxy statement/prospectus, neither CLP, CLP’s management, Jefferies, Stanger nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of CLP compared to the information contained in the CLP Projections or that projected results will be achieved. CLP has not made representations in the Purchase Agreement or otherwise concerning the CLP Projections.

CLP does not intend to, and expressly disclaims any responsibility to, update or otherwise revise the CLP Projections to reflect circumstances existing after the date such CLP Projections were made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the CLP Projections are no longer appropriate.

In developing the CLP Projections, CLP’s management made numerous material assumptions with respect to CLP for the periods covered by the CLP Projections, including that CLP does not make any acquisitions or dispositions throughout the period covered by the CLP Projections. For purposes of the CLP Projections, CLP’s management assumed that all managed Attractions Assets would remain managed during the periods covered by the CLP Projections, notwithstanding any applicable provisions in the Code relating to REIT qualification.

The following is a summary of the CLP Projections (in millions):

	Years Ending December 31,
	2016E (1)	2017E	2018E	2019E	2020E	2021E
Total Net Operating Income (2)	$127.3	$139.9	$144.1	$148.6	$151.7	$154.5
EBITDA(3)	$110.9	$123.9	$127.7	$131.8	$134.5	$136.9
Net Income (4)	$36.8	$53.6	$57.2	$60.7	$63.0	$64.9
Adjusted EBITDA(5)	$93.3	$98.5	$101.4	$104.8	$106.9	$108.8

(1)	2016 financials have been adjusted to exclude properties which were divested and are not within the scope of the transaction.
(2)	Total Net Operating Income is total revenues minus total property expenses (including asset management fee, repairs and maintenance costs, and operating expenses for managed properties).
(3)	EBITDA is net income before interest, taxes, depreciation and amortization adjusted for acquisition and transaction-related expenses and other non-cash items.
(4)	Net income includes bad debt expense and amortization of loan fees.
(5)	Adjusted EBITDA excludes maintenance capital expenditure reserves collected from tenants that increases CLP’s revenue and EBITDA relative to selected companies.

Opinion of the Financial Advisor to the Special Committee

Robert A. Stanger & Co., Inc.

The Special Committee retained Stanger to act as its financial advisor in connection with the Sale and to provide other services as a financial advisor. The Special Committee selected Stanger to act as its financial advisor based on Stanger’s qualifications, expertise and reputation. As part of Stanger’s engagement, the Special Committee requested that Stanger evaluate the fairness, from a financial point of view, to CLP of the Sale Consideration of $830,000,000 to be received by CLP in the Sale pursuant to the Purchase Agreement. On November 1, 2016, at a meeting of the Special Committee held to evaluate the Sale, Stanger rendered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated November 2, 2016, and based upon and subject to the assumptions made, procedures followed, factors considered and limitations on the review set forth in its written opinion, that as of the date of such opinion the Sale Consideration of $830,000,000 to be received by CLP in connection with the Sale pursuant to the Purchase Agreement was fair, from a financial point of view, to CLP.

The full text of Stanger’s written opinion, dated November 2, 2016, to the Special Committee is attached to this proxy statement as Annex C and is incorporated in this document by reference (the “Stanger Opinion”). The Stanger Opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Stanger in rendering its opinion. The following summary of the Stanger Opinion provided in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Stanger Opinion. Stanger’s advisory services and opinion were provided for the information and assistance of the Special Committee in connection with its consideration of the Sale and the Stanger Opinion does not constitute a recommendation as to how any holder of CLP’s common stock should vote with respect to the Sale Proposal or any matter.

The terms of the Sale were determined through negotiations between CLP and the Purchasers, rather than by any financial advisor, and the decision to enter into the Purchase Agreement was solely that of the CLP Board of Directors, following the receipt of a unanimous recommendation from the Special Committee that the CLP Board of Directors approve the Sale. The Stanger Opinion was provided to the Special Committee in connection with its consideration of the Sale and was only one of many factors considered by the Special Committee in its evaluation of the Sale. Neither the Stanger Opinion nor its analyses were determinative of the consideration or of the views of the Special Committee with respect to the Sale and should not be viewed as determinative of any views of the Special Committee or any other party with respect to the Sale or the consideration therefor.

Experience of Stanger. Stanger, founded in 1978, has provided information, research, financial advisory and consulting services to clients located throughout the United States, including major NYSE member firms, insurance companies and over seventy companies engaged in the management and operation of partnerships and REITs. The financial advisory activities of Stanger include mergers and acquisitions, advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services in connection with both publicly registered and privately placed securities transactions. Stanger, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, and reorganizations and for estate, tax, corporate and other purposes. In particular, Stanger’s valuation practice principally involves REITs and partnerships and the assets typically owned through such entities including, but not limited to, real properties and property interests.

Summary of Materials Considered. No limitations were imposed by the Special Committee upon Stanger with respect to the investigations made or procedures followed by it in rendering the Stanger Opinion. In arriving at its opinion, Stanger, among other things:

•	reviewed a draft copy of the Purchase Agreement, which CLP indicated to be in substantially the form intended to be entered into by the parties;

•	reviewed the trailing 12-month, three-year and five-year reported EBITDA and EBITDA adjusted to add back lease payments to CLP (“EBITDAR”) for each of CLP’s properties as provided by CLP;

•	reviewed terms and current rent levels of leases encumbering CLP’s properties that are leased, as provided by CLP;

•	reviewed the CLP Projections;

•	reviewed the recent historical capital expenditures and the most recent third-party property condition reports or summaries for each of CLP’s properties;

•	conducted a site visit of each of CLP’s properties;

•	reviewed certain precedent sale transactions involving ski and attractions assets;

•	reviewed third-party appraisals of CLP’s properties as prepared by CBRE, Inc., with an effective date of December 31, 2015, which CLP and CLP’s Advisor advised were the most recent available;

•	reviewed the marketing efforts undertaken and the offers received with representatives of CLP and CLP’s Advisor and, at the direction of and on behalf of CLP, Jefferies;

•	interviewed industry participants regarding the acquisition parameters for ski and attraction properties;

•	reviewed the annual financial statements of CLP for the years ended December 31, 2013, 2014, and 2015 as filed with the SEC on Form 10-K and for the period ended June 30, 2016 as filed with the SEC on Form 10-Q;

•	reviewed the annual financial statements of EPR for the years ended December 31, 2013, 2014 and 2015 as filed with the SEC on Form 10-K and for the period ended June 30, 2016 as filed with the SEC on Form 10-Q;

•	reviewed the trading history of EPR’s common shares during 2016 through November 1, 2016; and

•	conducted such other analyses and inquiries as Stanger deemed appropriate.

Assumptions. In evaluating the Sale Consideration to be received by CLP, Stanger assumed with the consent of the Special Committee that the Purchase Agreement would not, when executed, differ in any material respect from the draft thereof which Stanger reviewed and that the transaction would be consummated in accordance with the terms of the Purchase Agreement. In rendering its opinion, Stanger was advised that it may rely upon, and therefore relied upon and assumed, without independent verification, the accuracy and completeness in all material respects of all financial and other information furnished or otherwise communicated to Stanger by or on behalf of CLP and CLP’s Advisor. Stanger did not perform an independent appraisal, engineering, structural or environmental study of CLP’s properties, and Stanger relied upon the representations of CLP and CLP’s Advisor and their representatives regarding the physical condition and capital expenditure requirements of the properties. Stanger also relied on the assurance of CLP and CLP’s Advisor that any pro forma financial statements, projections, budgets, tax estimates, value estimates or adjustments, or summaries of the provisions of the existing leases provided or communicated to Stanger were reasonably prepared on a basis consistent with actual historical experience and reflected the best currently available estimates and good faith judgments of CLP and CLP’s Advisor; that no material change occurred in the information reviewed between the date such information was provided and the date of the Stanger Opinion; and that CLP and CLP’s Advisor were not aware of any information or facts that would cause the information supplied to Stanger to be incomplete or misleading in any material respect. Nothing came to Stanger’s attention that would lead Stanger to believe that any of the foregoing was incorrect, incomplete or misleading in any material respect. The Stanger Opinion was based on business, economic, real estate and securities markets, and other conditions as they existed and could be evaluated on the date of the Stanger Opinion and addressed the Sale Consideration to be received by CLP pursuant to the Purchase Agreement as of the date of the Stanger Opinion. Events occurring after the date of the Stanger Opinion may materially affect the assumptions used in preparing the Stanger Opinion.

Limitations and Qualifications. Stanger was not engaged to, and therefore did not: (i) appraise CLP’s properties or any other assets or liabilities associated with CLP’s properties or the Sale; (ii) select the method of determining the type or amount of consideration to be paid in the Sale; (iii) make any recommendation to the Special Committee, the CLP Board of Directors or CLP’s stockholders with respect to whether or not to pursue the Sale, whether to accept or reject the Sale, the amount or form of consideration to be received in the Sale, the assets and liabilities to be sold or repaid in connection with the Sale or the impact, tax or otherwise, of acceptance or rejection of the Sale; (iv) express any opinion as to (a) the business decision to pursue the Sale, or alternatives to the Sale, or the future operations and financial performance of CLP; (b) the amount or allocation of expenses and closing adjustments relating to the Sale; (c) any legal, tax, regulatory or accounting matters, as to which Stanger understands that CLP has obtained such advice as it deemed necessary from qualified professionals; or (d) any terms of the Sale other than the fairness, from a financial point of view, to CLP of the Sale Consideration to be received by CLP in the Sale; or (v) opine as to the fairness of the amount or the nature of any compensation to any officers, directors, or employees of any parties to the Sale, or any class of such persons, relative to the compensation to CLP.

Summary of Analyses. In preparing the Stanger Opinion, Stanger performed a variety of analyses, including those described below. In rendering the Stanger Opinion, Stanger applied judgment to a variety of complex analyses and assumptions. Stanger advised the Special Committee that the preparation of a fairness opinion is a complex process that involves various quantitative and qualitative judgments and determinations with respect to financial, comparative and other analytical methods and information and the application of these methods and information to the unique facts and circumstances presented. Stanger arrived at its opinion based on the results of all analyses undertaken and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. The fact that any specific analysis is referred to is not meant to indicate that such analysis was given greater weight than any other analysis. Stanger made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its reviews and analyses. The assumptions made and the judgments applied in rendering the Stanger Opinion are not readily susceptible to partial analysis or summary description. Accordingly, Stanger has advised the Special Committee that its entire analysis must be considered as a whole, and that selecting portions of its analyses, analytical methods and the factors considered without considering all factors and analyses, and the assumptions, qualifications and limitations of each analysis, would create an incomplete view of the evaluation process underlying the Stanger Opinion.

No property or portfolio used in Stanger’s analyses for comparative purposes is identical to CLP’s properties, and no transaction used in Stanger’s analyses for comparative purposes is identical to the Sale. The estimates contained in Stanger’s analyses and the referenced valuation ranges indicated by any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, the analyses relating to the value of CLP’s properties do not purport to be appraisals or reflect the prices at which such assets actually may be purchased or sold, which may depend on a variety of factors, many of which are beyond CLP’s control. Much of the information used in, and accordingly the results of, Stanger’s analyses are inherently subject to substantial uncertainty.

The following is a summary of the material valuation analyses prepared by Stanger and delivered to the Special Committee in connection with rendering the Stanger Opinion. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such financial analyses.

Overview of Reviews and Analyses

In conducting its reviews and analysis, Stanger considered, among other things the following financial and comparative valuation analyses: (1) net asset value analysis; and (2) discounted cash flow analysis.

Net Asset Value Analysis

Stanger performed a net asset value analysis of CLP’s properties based on financial and other information and data provided by CLP and CLP’s Advisor. An estimated aggregate net asset value reference range for the properties was calculated taking into account, on an asset-by-asset basis, among other factors, EBITDAR for the trailing five-year period, EBITDAR coverage on in-place leases encumbering the Ski Assets and certain of the Attractions Assets and the condition and quality of the properties. The reference period for the properties varied between the fiscal year ending April 30 for the Ski Assets (corresponding to the end of the ski season) and the calendar year ending December 31 for the Attractions Assets. For those properties that were subject to long-term leases and that displayed positive EBITDAR coverage of the current lease payments based on the average

EBITDAR generated by CLP’s properties over the trailing five-year period, Stanger considered the current base lease amounts, percentage rent amounts and furniture, fixtures and equipment (“FF&E”) reserve rent amounts provided to Stanger by CLP and CLP’s Advisor in its analysis. The aggregate of (i) the trailing five-year average EBITDAR for those assets that either were not subject to long-term leases or did not display lease coverage based on the trailing five-year period and (ii) the most current lease payments inclusive of base rent, percentage rent and FF&E rent for all other assets, less an assumed 1% management fee, is the “Valuation Earnings.” Stanger then reviewed data on purchase and sale transactions of ski assets and attractions assets completed during the period starting October 2009 and ending on August 2016 derived from publicly available sources and also conducted interviews of market participants in the ski and attractions industry to derive a range of indicated market EBITDAR multiples deemed appropriate for the Ski Assets and Attractions Assets based upon Stanger’s judgment and taking into account various property factors such as location, condition and quality and earnings trends. The purchase and sale precedent transactions reviewed were:

Precedent Transactions—Ski Assets
Date	Buyer	Acquired Asset
Oct 2013	EPR	Camelback Mountain Resort
Sept 2014	Vail	Park City Mountain
Jun 2015	Vail	Perisher Ski Resort
Apr 2012	Vail	Afton Alps / Mt Brighton / Kirkwood
Oct 2010	Vail	Northstar @ Tahoe
Nov 2015	Peak Resorts	Hunter Mountain
Jan 2016	Vail	Wilmot Mountain
Aug 2016	Vail	Whistler / Blackcomb

Range of Reported Transaction Multiples: 5.0X to 13.8X
Mean Transaction Multiple: 7.4X; Median Transaction Multiple: 6.5X

Precedent Transactions—Attractions Assets
Date	Buyer	Acquired Asset
Apr 2012	Apollo	Great Wolf
May 2015	Centerbridge	Great Wolf
Jun 2011	Comcast/NBC	Universal Studios
Oct 2009	Blackstone	Busch Entertainment Corp
Dec 2011	Merlin	Living and Leisure Australia
Dec 2013	KKR	Port Aventura Theme Park

Range of Reported Transaction Multiples: 5.3X to 10.5X
Mean Transaction Multiple: 7.8X; Median Transaction Multiple: 7.3X

While there may have been other transactions that were comparable to the Sale, Stanger did not specifically identify any other transactions for purposes of this analysis. Based upon this review, Stanger estimated the range of Valuation Earnings multiples for the Ski Assets at 6.0X to 7.0X and for the Attractions Assets at 7.0X to 8.0X. In selecting these ranges of Valuation Earnings multiples, Stanger did not merely rely upon the mean or median multiples, but used its professional judgment. Stanger noted that the approximate implied aggregate net asset value reference range for the properties derived from this analysis, before inclusion of those Attractions Assets valued at land value and before deduction of the cost to address the ski lift anchoring issues (both further discussed below), implied a range of multiples based on the aggregate Valuation Earnings of approximately 6.34X to 7.34X. For certain Attractions Assets not subject to long-term leases and whose historical EBITDAR levels were not considered sufficient to, after application of the above EBITDAR multiples, generate a value in excess of the value of the land underlying the Attractions Asset, Stanger valued the applicable Attractions Asset at its estimated land value determined by reference to a review of land sale transactions in the applicable Attractions Asset’s regional market. Stanger also adjusted the results above by the estimated cost to address certain ski lift anchoring issues as provided to Stanger by CLP and CLP’s Advisor. This analysis indicated the following approximate implied aggregate reference net asset value range for the properties, as compared to the Sale Consideration:

Implied Aggregate Reference Net Asset Value Range for Properties	Sale Consideration
$817 million to $945 million	$830 million

Discounted Cash Flow Analysis

Stanger performed a discounted cash flow analysis of the properties to calculate a range of implied present value of the cash flow before debt service and terminal value for the properties that were based on the CLP Projections for the five years ending December 31, 2021 as they relate to CLP’s properties. Specifically, Stanger utilized the EBITDA in the CLP Projections adjusted to remove expense items deemed solely applicable to CLP and not to CLP’s properties, such as corporate general and administrative expenses, and to deduct from EBITDA property capital expenditures contained in the CLP Projections to derive a net cash flow before debt service for CLP’s properties. Stanger derived an estimated range of terminal values for CLP’s properties at the end of the five-year holding period by applying to the estimated Valuation Earnings of CLP’s properties as of December 31, 2021 a range of Valuation Earnings multiples of 6.0X to 7.0X. As in Stanger’s net asset value analysis, Stanger adjusted the terminal value to account for those Attractions Assets valued at their land value by escalating the land value determined in the net asset value analysis by 3% per annum through 2021. Stanger also factored in transaction costs to achieve the terminal value of 1.0%. The present value of the cash flows and terminal values were then calculated using a discount rate range of 15.0% to 17.5%. The terminal value multiples and discount rates employed in Stanger’s discounted cash flow analysis were based upon Stanger’s judgment and the review of precedent sale transactions and interviews with market participants discussed in the summary of Stanger’s net asset value analysis. This analysis indicated the following approximate implied aggregate discounted cash flow reference range for CLP’s properties, as compared to the Sale Consideration:

Implied Aggregate Discounted Cash Flow Reference Range for Properties	Sale Consideration
$815 million to $885 million	$830 million

EPR Share Consideration Review

In addition to the foregoing valuation analyses, Stanger also reviewed the terms of the Purchase Agreement relating to the determination of the number of EPR common shares to be received in addition to the cash portion of the Sale Consideration to be received by CLP in the Sale.

Pursuant to the Purchase Agreement, the Sale Consideration of $830 million is comprised of $182.6 million in cash (less the outstanding principal amount of any assumed debt in the Sale) and $647.4 million in EPR common shares. The number of EPR common shares is equal to the quotient of $647.4 million divided by the Closing VWAP. Stanger observed that if the Closing VWAP of EPR common shares is within a range (the “Collar”) of $68.25 (92.5% of the volume weighted average closing price per EPR common share on the NYSE for the ten-day period ending the business day immediately prior to the signing date of the Purchase Agreement, referred to herein as the “Signing VWAP”) per share to $82.63 (112.0% of the Signing VWAP) per share, the number of EPR common shares will float such that the value of the EPR common shares received in the Sale will be $647.4 million based upon such Closing VWAP. Stanger also observed that if the Closing VWAP of EPR common shares is below $68.25 (92.5% of the Signing VWAP) per share, the number of EPR common shares issued will be fixed at 9,485,714. In addition, Stanger observed that if the Closing VWAP of EPR common shares is above $82.63 (112.0% of the Signing VWAP) per share, the number of EPR common shares issued will be fixed at 7,834,927.

Stanger reviewed the effect of the Collar provisions on the overall Sale Consideration to be received by CLP both within and outside the Closing VWAP Collar range. The following table, provided for illustrative purposes only, summarizes the findings of this review.

($ in thousands except per share)
	Below Collar (Fixed Exchange Ratio)		Collar Range (Floating Exchange Ratio)			Above Collar (Fixed Exchange Ratio)
EPR Price Used to Set Collar	$73.78	$73.78	$73.78	$73.78	$73.78	$73.78	$73.78
Hypothetical Change in VWAP	-15.00%	-10.00%	-7.50%	0.00%	12.00%	14.50%	19.50%
Hypothetical EPR VWAP at Closing	$62.71	$66.40	$68.25	$73.78	$82.63	$84.48	$88.17
Stock Price Used to Issue Shares	$68.25	$68.25	$68.25	$73.78	$82.63	$82.63	$82.63
Number of Shares Issued for $647,400	9,485,714	9,485,714	9,485,714	8,774,736	7,834,927	7,834,927	7,834,927
Hypothetical Aggregate Share Consideration (a)	$594,849	$629,851	$647,400	$647,400	$647,400	$661,895	$690,805
Cash Consideration (b)	$182,600	$182,600	$182,600	$182,600	$182,600	$182,600	$182,600

Hypothetical Total Consideration	$777,449	$812,451	$830,000	$830,000	$830,000	$844,495	$873,405

(a)	Based on Hypothetical Closing VWAP above.
(b)	Will be reduced dollar for dollar for any property debt assumed in the Sale.

Stanger observed that the Sale Consideration payable to CLP is intended to be fixed at $830 million if the Closing VWAP of EPR common shares is between $68.25 (92.5% of the Signing VWAP) per share and $82.63 (112.0% of the Signing VWAP) per share. CLP could receive Sale Consideration of less than $830 million if the Closing VWAP of EPR common shares is below $68.25 (92.5% of the Signing VWAP) per share and could receive Sale Consideration greater than $830 million if the Closing VWAP of EPR common shares is greater than $82.63 (112.0% of the Signing VWAP) per share.

Stanger observed that the EPR volume weighted average price per share (based on trading on the NYSE through market close on November 1, 2016) was as follows:

Volume Weighted Average Price for Period Prior to and Including 11/1/2016
5 Day	$72.39
10 Day	$73.78
15 Day	$74.24

Stanger also observed that the closing price of EPR common shares as of November 1, 2016 was $71.09, an amount that is within the range of the Collar. Stanger also observed that EPR was trading (as of October 28, 2016, the market close immediately preceding the November 1, 2016 Special Committee meeting) at a 15.1X multiple on 2016 analyst consensus estimated FFO per share published by SNL Financial LC (“SNL Financial”), and that such FFO multiple was within the range of multiples from comparable REITs per SNL Financial as shown in the table below.

Company	Ticker
Getty Realty Corp	GTY
Gramercy Properties Trust	GPT
Lexington Realty Trust	LXP
National Retail Properties	NNN
Realty Income Corp	O
Spirit Realty Capital	SRC
VEREIT	VER
W.P. Carey	WPC

Range of 2016E FFO Multiples: 9.1X to 20.5X
Mean 2016E FFO Multiple: 14.2X Median 2016E FFO Multiple: 13.6X

Stanger did not opine as to the future trading prices of EPR common shares or the Closing VWAP.

Conclusions. Stanger concluded that, based upon its analysis and the assumptions, qualifications and limitations cited in the Stanger Opinion, as of the date of the Stanger Opinion, the Sale Consideration of $830,000,000 to be received by CLP pursuant to the Purchase Agreement is fair, from a financial point of view, to CLP. The issuance of the Stanger Opinion was approved by the Fairness Opinion Committee of Stanger.

Compensation and Material Relationships. For preparing the Stanger Opinion and related services in connection with the Sale, Stanger was paid a fee of $250,000, which was payable upon delivery of the Stanger Opinion. The fee was negotiated with Stanger. Payment of the fee to Stanger is not dependent upon completion of the Sale or upon the findings of Stanger with respect to fairness. In addition, Stanger will be reimbursed for certain out-of-pocket expenses, including legal fees, and will be indemnified against all liabilities arising under any applicable federal or state law or otherwise related to or arising out of Stanger’s engagement or performance of its services to CLP other than liabilities resulting from Stanger’s gross negligence or willful misconduct. During the period of January 1, 2014 through the date of the Stanger Opinion, CLP and its affiliates have engaged Stanger to provide financial advisory or other services and have paid fees to Stanger, including the fairness opinion fee referenced above, aggregating approximately $1,700,000 and subscription fees for Stanger’s publications aggregating approximately $10,350.

Opinion of the Financial Advisor to CLP

On March 6, 2014, CLP retained Jefferies to act as its financial advisor in connection with a possible sale or other business transaction involving CLP. On May 15, 2014, CLP informed Jefferies that the CLP Board of Directors had established a special committee of the CLP Board of Directors and had delegated the authority of the CLP Board of Directors to the Special Committee with respect to the review of one or more possible strategic transactions and consideration and recommendation thereof to the full CLP Board of Directors. As a part of its engagement and in connection with the Sale, the Special Committee and the CLP Board of Directors (in their capacities as such) requested that Jefferies evaluate the fairness, from a financial point of view, to CLP of the implied net aggregate Sale Consideration of $830,000,000. At a meeting of the CLP Board of Directors on November 1, 2016, Jefferies rendered its oral opinion to the Special Committee and the CLP Board of Directors (in their capacities as such), subsequently confirmed by delivery of a written opinion dated November 1, 2016, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the implied net aggregate Sale Consideration of $830,000,000 was fair, from a financial point of view, to CLP.

The full text of the written opinion of Jefferies, dated November 1, 2016, is attached hereto as Annex D. Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. CLP encourages you to read Jefferies’ opinion carefully and in its entirety. Jefferies’ opinion was directed to the Special Committee and the CLP Board of Directors (in their capacities as such) and addresses only the fairness to CLP, from a financial point of view, of the implied net aggregate Sale Consideration of $830,000,000. It does not address any other aspects of the Sale and does not constitute a recommendation as to how the Special Committee, the CLP Board of Directors or any holder of CLP common stock should vote with respect to the Sale or any matter related thereto. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft of the Purchase Agreement, dated October 29, 2016;

•	reviewed certain publicly available financial and other information about CLP and EPR;

•	reviewed certain information furnished to it by CLP’s management and EPR’s management, including financial forecasts and analyses, relating to the business, operations and prospects of CLP and EPR, respectively;

•	held discussions with members of senior management of CLP and EPR concerning the matters described in the two preceding bullet points;

•	reviewed certain financial information and valuation multiples of certain other publicly traded companies that it deemed relevant;

•	compared the proposed financial terms of the Sale with the financial terms of certain other transactions it deemed relevant; and

•	conducted such other financial studies, analyses and investigations as it deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by CLP or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of CLP that it was not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect meaningful to Jefferies’ opinion. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of, nor did it conduct a physical inspection of any of the properties or facilities of, CLP, nor was it furnished with any such evaluations or appraisals of such physical inspections, nor did it assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by it, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. CLP informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CLP as to the future financial performance of CLP. Jefferies expressed no opinion as to CLP’s financial forecasts or the assumptions on which they are made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which would be evaluated as of the date thereof. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting CLP, and assumed the correctness in all respects material to its analysis of all legal and accounting advice given to CLP, the CLP Board of Directors and the Special Committee, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Purchase Agreement to CLP and its stockholders. In addition, in preparing this opinion, Jefferies did not take into account any tax consequences of the Sale to CLP or any holder of CLP’s common stock. Jefferies assumed that the final form of the Purchase Agreement would be substantially similar to the draft reviewed by it and that the Sale would be consummated in accordance with the its terms, without waiver, modification, or amendment of any term, condition or agreement set forth in the Purchase Agreement and in compliance with all applicable laws, documents and other requirements. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Sale, no delay, limitation, restriction or condition would be imposed that would have an adverse effect that would be meaningful to its analysis on CLP, EPR, SRH, their respective businesses or the contemplated benefits of the Sale.

Jefferies’ opinion was for the use and benefit of the CLP Board of Directors and the Special Committee (in their capacities as such) in their consideration of the Sale, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Purchase Agreement as compared to any alternative transaction or opportunity that might be available to CLP, nor did it address the underlying business decision to engage in the Sale or the terms of the Purchase Agreement or the documents referred to therein. Jefferies’ opinion did not constitute a recommendation as to how any holder of shares of CLP’s common stock should vote on the Sale or any matter related thereto. In addition, neither the Special Committee nor the CLP Board of Directors asked Jefferies to address, and Jefferies’ opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of CLP, other than CLP. Jefferies expressed no opinion as to the price at which shares of CLP’s common stock or EPR’s common stock would trade at any time. Jefferies expressed no view or opinion as to the foreign currency exchange rate between United States dollars and Canadian dollars at any time. Jefferies’ opinion addressed the implied net aggregate Sale Consideration of $830,000,000, taken as a whole. Jefferies expressed no view or opinion as to the various components of the implied net aggregate Sale Consideration of $830,000,000 or the calculation and adjustment thereof. Jefferies’ opinion did not address any distribution of the Sale Consideration, or any other consideration, to the holders of CLP’s common stock. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of CLP’s officers, directors or employees, or any class of such persons, in connection with the Sale relative to the implied net aggregate Sale Consideration of $830,000,000. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies LLC.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a financial analysis is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analysis or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the implied reference ranges resulting from any particular analysis described below should not be taken to be Jefferies’ view of CLP’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The analyses performed were prepared solely as part of Jefferies’ analysis on the fairness to CLP, from a financial point of view, of the implied net aggregate Sale Consideration of $830,000,000 pursuant to the Purchase Agreement and were provided to the Special Committee and the CLP Board of Directors (in their capacities as such) in connection with the delivery of Jefferies’ opinion. The consideration payable in the transaction was determined through negotiations between CLP, EPR and SRH, and the decision by CLP to enter into the Purchase Agreement was solely that of the Special Committee and the CLP Board of Directors.

The following is a summary of the material financial analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and presented to the Special Committee and the CLP Board of Directors at their meetings on November 1, 2016. The financial analyses summarized below include information presented in tabular format. In order to understand fully Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Selected Companies Analysis

Jefferies reviewed publicly available financial and stock market information of the following 10 selected public companies that Jefferies in its professional judgment considered generally relevant to CLP for purposes of its financial analyses, which are referred to herein as the Selected Companies and compared such information with similar financial data of CLP provided by CLP’s management to Jefferies:

•	Cedar Fair, L.P.

•	ClubCorp Holdings, Inc.

•	EPR Properties

•	Intrawest Resorts Holdings, Inc.

•	Merlin Entertainments plc

•	Parques Reunidos Servicios Centrales, S.A.U.

•	SeaWorld Entertainment, Inc.

•	Six Flags Entertainment Corporation

•	STORE Capital Corporation

•	Vail Resorts Inc.

Jefferies reviewed total enterprise values, calculated as fully-diluted equity values based on stock prices on October 28, 2016 plus total debt, preferred stock and non-controlling interests (as applicable) less cash and cash equivalents, for the Selected Companies as a multiple of their respective estimated EBITDA for calendar years 2016 and 2017.

Applying a range of selected multiples from the Selected Companies to CLP’s estimated EBITDA for calendar years 2016 and 2017, respectively, adjusted to exclude furniture, fixtures, and equipment reserves recognized as revenue, as provided by CLP’s management, Jefferies calculated ranges of implied enterprise values for CLP. Jefferies derived the following implied enterprise value reference ranges for CLP, as compared to the implied net aggregate Sale Consideration of $830 million:

Benchmark	Multiple Range	Implied Enterprise Value Reference Range
COMPANY 2016E EBITDA	8.00x - 9.50x	$747mm - $887mm
COMPANY 2017E EBITDA	7.50x - 9.00x	$739mm - $887mm

Selected Transactions Analysis

Jefferies reviewed financial data relating to 16 selected transactions listed below, that Jefferies in its professional judgment considered generally relevant as transactions involving target companies in the ski resort and attractions sector, which are referred to herein as the Selected Transactions.

Ski Resort Transactions
Announcement Date	Ski Resort	Acquiror
8/8/16	Whistler Blackcomb	Vail Resorts, Inc.
1/19/16	Wilmot Mountain	Vail Resorts, Inc.
11/30/15	Hunter Mountain	Peak Resorts, Inc.
3/31/15	Perisher Ski Resort	Vail Resorts, Inc.
9/24/14	Bear Mountain, Snow Summit	Mammoth Mountain
9/11/14	Park City Mountain Resort	Vail Resorts
10/7/13	Camelback Mountain Resort	EPR Properties
4/9/13	Greek Peak	private investor group
12/6/12	Kirkwood Mountain, Afton Alps, Mount Brighton	Vail Resorts, Inc.
10/25/10	Northstar-at-Tahoe Resort	Vail Resorts, Inc.

Attractions Transactions
Announcement Date	Attraction	Acquiror
6/1/15	Elitch Gardens—Six Flags	Kroenke Sports Entertainment
3/24/15	Great Wolf Resorts, Inc.	Centerbridge Partners
12/4/13	PortAventura	KKR
3/13/12	Great Wolf Resorts	Apollo Global Management
12/19/11	Living and Leisure Australia Group	Merlin Entertainments Group
10/7/09	SeaWorld Entertainment	The Blackstone Group

Jefferies reviewed transaction enterprise values, calculated as the purchase prices paid for the target companies involved in such transactions plus total debt, preferred stock and non-controlling interests (as applicable) less cash and cash equivalents, of the Selected Transactions as a multiple of the respective target companies’ last twelve months EBITDA, which is referred to herein as LTM EBITDA, prior to announcement of the Sale and estimated EBITDA for the twelve months subsequent to announcement, which is referred to herein as NTM EBITDA. Applying a range of selected multiples to CLP’s ski property level EBITDA for the twelve months ended April 30, 2016, attractions property level EBITDA for the twelve months ended August 31, 2016 estimated ski property level EBITDA for the twelve months ending April 30, 2017 and estimated attractions property level EBITDA for the next twelve months ending August 31, 2017, in each case as provided by CLP’s management, Jefferies calculated implied enterprise value reference ranges for CLP, as compared to the implied net aggregate Sale Consideration of $830 million:

Benchmark	Ski Multiple Range	Attractions Multiple Range	Implied Enterprise Value Reference Range
COMPANY LTM EBITDA	6.00 - 7.75x	7.00x - 9.75x	$548mm - $730mm
COMPANY NTM EBITDA	5.00x - 8.00x	7.00x - 9.00x	$668mm - $967mm

No transaction selected by Jefferies for its analysis is identical to the Sale. In evaluating the Sale, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond CLP’s and Jefferies’ control.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the unlevered free cash flows of CLP through the fiscal year ending 2021 using financial forecasts provided by CLP’s management. The implied terminal value of CLP was calculated by applying to CLP’s unlevered free cash flows through the fiscal year ending 2021 a selected range of perpetuity growth rates of 0.5% to 1.5%. The present values of the cash flows and terminal values were then calculated using a selected range of discount rates ranging from 9.5% to 10.5%, which were based on the weighted average cost of capital for the Selected Companies. This analysis indicated a range of implied enterprise values for CLP of $879 million to $1,075 million, as compared to the implied net aggregate Sale Consideration of $830 million.

General

Jefferies’ opinion was one of many factors taken into consideration by the Special Committee and the CLP Board of Directors in making their respective determinations to approve the Sale and should not be considered determinative of the view of the Special Committee, the CLP Board of Directors or CLP management with respect to the Sale or the consideration thereunder.

Jefferies was selected by the CLP Board of Directors based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

In March 2014, Jefferies was engaged by CLP to act as its financial advisor in connection with the Sale. Jefferies has in the past provided financial advisory and financing services to CLP. Since March 2014, Jefferies has received total fees of approximately $10,817,788 in connection with the provision of financial advisory services to CLP, all of which related to its assistance as financial advisor to CLP in connection with CLP’s evaluation of strategic alternatives to provide liquidity to stockholders as described under “—Background of the Sale” above. Jefferies will receive an additional fee of $2,905,000, $500,000 of which became payable upon delivery of its opinion and $2,405,000 of which is payable contingent upon consummation of the Sale. Jefferies will also be reimbursed for expenses incurred. CLP has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement. In the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of CLP, EPR and Och-Ziff and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to CLP, EPR, Och-Ziff and certain of its affiliates and their affiliated funds’ respective majority controlled portfolio companies or entities that are affiliated with CLP or EPR, for which Jefferies would expect to receive compensation. Except as otherwise expressly provided in its engagement letter with CLP, which authorizes CLP to include Jefferies’ opinion in this proxy statement/prospectus, Jefferies’ opinion may not be used or referred to by CLP, or quoted or disclosed to any person in any matter, without Jefferies’ prior written consent.

Interests of Executive Officers and Directors of CLP in the Sale

The interests of the executive officers and directors and affiliates of CLP, including CLP’s Advisor, in the Sale are generally aligned with the interests of the CLP stockholders.

CLP’s executive officers and directors beneficially own a total of 36,337 shares of CLP common stock, for which they are expected to receive between $76,308 and $81,758, in the aggregate, in connection with the contemplated liquidation and dissolution of CLP following the Sale. The following table indicates, as of December 31, 2016, the number of outstanding shares of CLP common stock beneficially owned by CLP’s executive officers and directors, and the value of such shares of common stock based on the approximate cash distribution that CLP estimates will be payable with respect thereto following the Sale and pursuant to the Plan of Dissolution.

Executive Officers and Directors	Shares of Common Stock Beneficially Owned	Estimated Value of Shares of Common Stock Beneficially Owned (2)
James M. Seneff, Jr. (1)	18,943	$41,318
Dr. Bruce Douglas	10,206	$22,249
Robert J. Woody	—	—
Adam J. Ford	—	—
Thomas K. Sittema	—	—
Stephen H. Mauldin	6,399	$13,950
Tammy J. Tipton	—	—
Holly J. Greer	789	$1,720
Ixchell C. Duarte	—	—
All directors and executive officers as a group (9 persons)	36,337	$79,215

(1)	Represents shares attributed to Mr. Seneff as a result of his control of CNL Financial Group, Inc. and CNL Lifestyle Company LLC, CLP’s former advisor.
(2)	This estimated value of the shares is based upon the mid-point of the estimated range of the aggregate distribution of $2.18 per share in connection with the contemplated liquidation and dissolution of CLP pursuant to the Plan of Dissolution after the Sale.

Neither CLP’s Advisor nor any of CLP’s executive officers and directors are receiving any fees or other compensation in connection with the Sale and the Plan of Dissolution, whether under CLP’s Advisor’s advisory agreement or otherwise.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of CLP common stock entitled to vote thereon is required for the approval of the Sale Proposal.

Dissolution of CLP

In connection with the Sale, CLP is proposing a Plan of Dissolution pursuant to which it will distribute its assets to its stockholders, after satisfying its obligations, winding-up its affairs and cease its corporate existence. See “Proposal Two—The Plan of Dissolution Proposal.” After the consummation of the Sale, CLP’s assets will primarily consist of (i) approximately $647 million of EPR common shares, subject to a collar mechanism in accordance with the terms of the Purchase Agreement; (ii) approximately $183 million in cash, subject to adjustment in accordance with the terms of the Purchase Agreement; and (iii) any additional cash and cash equivalents received from the prior sale of CLP’s other properties, to the extent not previously distributed to CLP stockholders. CLP currently estimates that the cash it will retain following the Sale will be sufficient to pay its expenses and satisfy its known retained liabilities and obligations and that substantially all of the cash proceeds to be received by CLP in the Sale will ultimately be available for distribution to the holders of CLP common stock. It is possible that, in the course of the dissolution process, unanticipated expenses and contingent liabilities will arise. If such liabilities arise, the amount of cash and other assets available for distribution to the CLP stockholders may be reduced. See “Questions and Answers About the Sale Proposal, the Plan of Dissolution Proposal, the Adjournment Proposal and the Special Meeting—Questions about the Sale and the Plan of Dissolution—If the Sale Proposal and the Plan of Dissolution Proposal are approved and the Sale is consummated on the terms contained in the Purchase Agreement, what does CLP estimate that the holders of CLP common stock will receive?” beginning on page 3 of this proxy statement/prospectus for a discussion of the consideration to be received by CLP in connection with the Sale and potentially available for distribution to the CLP stockholders in connection with the liquidation and dissolution of CLP.

Completion of the Sale

The Purchasers and CLP will complete the Sale when all of the conditions to completion of the sale contained in the Purchase Agreement, which are described in the section entitled “The Purchase Agreement—Conditions to Completion of the Sale” beginning on page 111 of this proxy statement/prospectus, are satisfied or waived, including approval of the Sale Proposal by the CLP stockholders.

Appraisal Rights

CLP believes that the Sale Proposal will not entitle you to appraisal or dissenters’ rights under Maryland law or CLP’s Articles because Section 7.2(ii) thereof provides that CLP common stock has no appraisal rights. However, the question of the existence of appraisal or dissenters’ rights in connection with the Sale Proposal is not entirely free from doubt and, accordingly, if you wish to make your own determination as to whether you have appraisal or dissenters’ rights with respect to that proposal, you should consider engaging counsel to advise you on the applicable Maryland law. If you believe that you have appraisal or dissenters’ rights in respect of the Sale Proposal and you wish to exercise those rights, if they are available, you must comply with the requirements imposed under Maryland law, including any applicable deadlines within which you must exercise any such rights (if they exist). CLP is not under any obligation to, and will not, notify you of any such deadlines. CLP expects to challenge any stockholder who purports to exercise appraisal or dissenters’ rights, including, if necessary, through litigation.

To the extent that dissenters’ rights exist under the MGCL with respect to the Sale Proposal, a CLP stockholder who has (i) filed a written objection to the Sale Proposal with CLP at or before the special meeting, (ii) not voted in favor of or consented to the approval of the Sale Proposal and (iii) properly exercised and perfected appraisal rights under the MGCL, will cease to have any rights as a CLP stockholder with respect to shares held by such CLP stockholder, including the right to receive the consideration payable to the CLP stockholders under the Plan of Dissolution, but will instead be entitled to receive consideration from the Purchasers that may be determined to be due to such stockholder pursuant to the applicable procedures set forth in the MGCL.

For further information, see “Appraisal Rights” beginning on page 204 of this proxy statement/prospectus.

CLP’S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE SALE PROPOSAL.

THE PURCHASE AGREEMENT

This section of this proxy statement/prospectus describes the material provisions of the Purchase Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. As a CLP stockholder, you are not a third party beneficiary of the Purchase Agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the Purchase Agreement that is important to you. EPR and CLP urge you to carefully read the full text of the Purchase Agreement because it is the legal document that governs the Sale. The Purchase Agreement is not intended to provide you with any factual information about EPR or CLP. In particular, the assertions embodied in the representations and warranties contained in the Purchase Agreement (and summarized below) are qualified by information each of EPR and CLP filed with the SEC prior to the effective date of the Purchase Agreement, as well as by certain disclosure letters CLP delivered to EPR and SRH in connection with the signing of the Purchase Agreement that modify, qualify and create exceptions to the representations and warranties set forth in the Purchase Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date or may apply contractual standards of materiality that are different from investors’ standards of materiality or that are different from standards of materiality generally applicable under the U.S. federal securities laws. In addition, some of these representations and warranties may be intended not as statements of fact, but rather as a way of allocating risk among the parties to the Purchase Agreement. The representations and warranties and other provisions of the Purchase Agreement and the description of such provisions in this proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of EPR and CLP publicly files with the SEC and the other information contained or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 230.

EPR and CLP acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of EPR and CLP is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading.

The Sale

General

Pursuant to the terms of the Purchase Agreement, and subject to the satisfaction or waiver of certain conditions set forth in the Purchase Agreement, the Purchasers have agreed to acquire a portfolio of subsidiaries and related assets in the Sale that collectively comprise all of the remaining properties of CLP. The Sale has two components:

•	The Attractions Sale. In the Attractions Sale, EPR and one or more of its affiliates will purchase interests in (or assets and liabilities of) certain CLP subsidiaries owning (i) the Northstar California Ski Resort and (ii) the following waterparks, amusement parks and family entertainment centers:

Waterpark and Amusement Parks
Rapids Water Park	Riviera Beach, FL
Pacific Park	Santa Monica, CA
Wet ‘n’ Wild SplashTown	Spring, TX
Darien Lake	Darien Center, NY
Frontier City	Oklahoma City, OK
Wet ‘n’ Wild Phoenix	Glendale, AZ
White Water Bay	Oklahoma City, OK
Waterworld	Concord, CA

Wild Waves & Enchanted Village	Federal Way, WA
Wet ‘n’ Wild Hawaii	Kapolei, HI
Magic Springs & Crystal Falls	Hot Springs, AR
Wet ‘n’ Wild Palm Springs	Palm Springs, CA
Myrtle Waves Water Park	Myrtle Beach, SC
Hawaiian Falls—The Colony	The Colony, TX
Hawaiian Falls—Garland	Garland, TX

Family Entertainment Centers
Funtasticks Family Fun Center	Tucson, AZ
Adventure Landing	Pineville, NC
Camelot Park	Bakersfield, CA
Zuma Fun Center—Houston South	Houston, TX
Mountasia Fun Center	North Richland Hills, TX

•	The Ski Sale. In the Ski Sale, SRH or one or more of its affiliates will purchase interests in (or assets and liabilities of) certain CLP subsidiaries owning (i) Cypress Mountain and (ii) the following ski and mountain lifestyle assets, including a sky lift, located in the United States:

Loon Mountain	Lincoln, NH
The Summit-at-Snoqualmie	Snoqualmie Pass, WA
Brighton	Brighton, UT
Gatlinburg Sky Lift	Gatlinburg, TN
Sunday River	Newry, ME
Sugarloaf	Carrabassett Valley, ME
Crested Butte Mountain Resort	Crested Butte, CO
Okemo Mountain Resort	Ludlow, VT
Mount Sunapee	Newbury, NH
Jiminy Peak Mountain Resort	Hancock, MA
Mountain High	Wrightwood, CA
Stevens Pass	Skykomish, WA
Sierra-at-Tahoe	Twin Bridges, CA

Pursuant to the Purchase Agreement, the Attractions Sale and the Ski Sale are a series of transfers with respect to each property, each of which is structured as either a purchase of equity interests in, or a purchase of assets from, each CLP subsidiary by the applicable Purchaser. The purchase of equity interests by EPR and its affiliates in the CLP subsidiaries is referred to herein as the “Attractions Purchaser Interest Sale” and the purchase of assets by EPR and its affiliates from the CLP subsidiaries is referred to herein as the “Attractions Purchaser Asset Sale.” The purchase of equity interests by SRH and its affiliates in the CLP subsidiaries is referred to herein as the “Ski Purchaser Interest Sale,” the purchase of assets by SRH and its affiliates from the CLP subsidiaries is referred to herein as the “Ski Purchaser Asset Sale” and the purchase of assets by SRH’s affiliate (the “Canadian Purchaser”) from the CLP subsidiaries in Canada is referred to herein as the “Canadian Purchaser Asset Sale.”

Consideration to be Received by CLP

As consideration for the Sale, EPR and SRH have agreed to pay the Aggregate Purchase Price, which consists of the following:

•	approximately $183 million in cash, subject to adjustment in accordance with the terms of the Purchase Agreement; and

•	approximately $647 million of EPR common shares, subject to a collar described below and to EPR’s right to replace Share Consideration with more Cash Consideration in order to make the transactions fully taxable.

EPR has agreed to finance SRH’s acquisition of the Ski Assets as a secured lender through a Note secured by mortgages and security interests in the Ski Assets being acquired by SRH and its affiliates in the Ski Sale in an original principal amount which will equal approximately $243.4 million plus 65% of third-party transaction costs incurred by SRH and EPR for the Ski Sale and the related financing (estimated to be approximately an aggregate $252.4 million). For more information regarding the Note and the related financing documents related to the Ski Sale, see “—The Note and Related Financing Documents” below.

Of the estimated aggregate Cash Consideration of approximately $183 million, it is estimated that approximately $53 million will be paid by EPR and approximately $130 million will be paid by SRH. The actual number of EPR common shares to be issued to CLP at the closing of the Sale is subject to a collar mechanism and will equal the quotient of (X) approximately $647 million divided by (Y) the Closing VWAP, provided that (i) if the Closing VWAP is less than $68.25, then the calculation will be made as if the Closing VWAP were $68.25, and (ii) if the Closing VWAP is greater than $82.63, then the calculation will be made as if the Closing VWAP were $82.63. As of November 2, 2016 (the date the Purchase Agreement was signed), based on the volume weighted average price per EPR Common Share on the NYSE for the ten business days ending on the business day immediately prior to the signing of the Purchase Agreement (which was $73.78), the number of EPR common shares that would be issued to CLP at the closing of the Sale would be approximately 8.8 million. Below is a chart illustrating the maximum and minimum number of EPR common shares that may be issued to CLP as a result of the collar mechanism:

	Low	Price at Signing	High
Price	$68.25	$73.78	$82.63
Shares Issuable to CLP	9.5 million	8.8 million	7.8 million

EPR also has the right to replace Share Consideration with Cash Consideration if it determines that is needed to cause the transactions to be fully taxable.

As promptly as practicable after the closing and subject to compliance with applicable law, CLP will distribute pro rata to its stockholders EPR common shares received by CLP as Share Consideration.

Purchase Price Adjustment

The Aggregate Purchase Price will be adjusted for customary pro-rations and closing adjustments. In addition, in the event that between the date of the Purchase Agreement and the closing, any party notifies any of CLP, the Operating Partnership, or the Sellers (collectively, the “Seller Parties”) of its intent to exercise its rights under any buyback option to purchase the assets of any CLP subsidiaries which own, directly or indirectly, 100% of the outstanding equity interests, which will be acquired by EPR (each, an “Attractions Target Company”) or CLP subsidiaries which own, directly or indirectly, 100% of the outstanding equity interests, which will be acquired by SRH (each, a “Ski Target Company” and together with the Attractions Target Companies, collectively, the “Target Companies”) or any CLP subsidiaries which own any of the assets to be purchased by EPR or SRH (each, an “Asset Seller”), the closing consideration to be paid by EPR (including the Share Consideration) and SRH (including the Note) shall be reduced on a pro rata basis by the net cash proceeds received by CLP or its affiliates for the applicable assets of such Target Company or such Asset Seller.

To the extent advisable to ensure that the Sale is fully taxable for U.S. federal income tax purposes, the parties will also adjust the Aggregate Purchase Price by having a portion of the Share Consideration paid in cash, i.e., decreasing the Share Consideration and increasing the cash consideration by a corresponding amount.

TRS Distribution

Immediately prior to the completion of the Attractions Purchaser Interest Sale and the Ski Purchaser Interest Sale, CLP will cause certain subsidiaries of CLP (the “TRS Subsidiaries”) to distribute all of the respective equity interests in the TRS Subsidiaries to the Operating Partnership (the “TRS Distribution”). Pursuant to the

Purchase Agreement, the parties acknowledge that at the closing of the Sale, none of the CLP subsidiaries selling interests or assets to the Purchasers will own any subsidiary of any Target Company.

Completion of the Sale; Order of Transactions

The Purchase Agreement provides that the closing of the Sale will take place at the offices of Goodwin Procter LLP in New York, New York on the third business day after all of the closing conditions described below under “—Conditions to Completion of the Sale” have been satisfied or waived, to the extent permitted (other than those conditions that by their terms are required to be satisfied or waived, to the extent permitted, at the closing, but subject to the satisfaction or waiver, to the extent permitted, of those conditions). Under the Purchase Agreement, each separate transaction that comprises the Sale must be completed or none of the transactions will be completed; there is no possibility of a closing on some components without all of them. The parties have agreed that the transactions contemplated by the Purchase Agreement will occur in the following order: (1) the TRS Distribution, (2) the Canadian Asset Sale, (3) the Ski Purchaser Interest Sale, (4) the Ski Purchaser Asset Sale and (5) the Attractions Purchaser Interest Sale and the Attractions Purchaser Asset Sale.

Representations and Warranties

The Purchase Agreement contains a number of representations and warranties made by each of the Seller Parties and the Jersey Trust (as defined below), on the one hand, and each of EPR and SRH, on the other hand. The representations and warranties were made by these parties as of the date of the Purchase Agreement and do not survive the closing of the Sale. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Purchase Agreement and qualified by information that each of CLP and EPR filed with the SEC prior to the date of the Purchase Agreement and, with respect to the representations and warranties made by the Seller Parties, qualified by the information in the disclosure letters delivered in connection with the Purchase Agreement.

Representations and Warranties of the Seller Parties

The Purchase Agreement includes representations and warranties by the Seller Parties relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business;

•	accuracy and completeness of organizational documents;

•	capital structure;

•	due authorization, execution, delivery and validity of the Purchase Agreement;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	compliance with law and possession of permits;

•	SEC filings and financial statements;

•	accuracy of information supplied for inclusion in a registration statement on Form S-4, of which this proxy statement/prospectus is a part;

•	absence of certain changes between December 31, 2015 and November 2, 2016 and the absence of any Target Company Material Adverse Effect between December 31, 2015 and November 2, 2016;

•	employee benefit plans;

•	labor and employment matters;

•	material contracts;

•	litigation;

•	environmental matters;

•	intellectual property;

•	real property;

•	tax matters;

•	insurance;

•	opinions from financial advisors;

•	exemption of the Sale from anti-takeover statutes;

•	required stockholder approval;

•	broker’s, finder’s and investment banker’s fees;

•	inapplicability of the Investment Company Act;

•	related party transactions;

•	compliance under anti-bribery laws and anti-money laundering statutes;

•	compliance with applicable trade sanctions, economic embargo and counter terrorist financing programs;

•	title to assets;

•	water rights; and

•	the Note.

Representations and Warranties of the Jersey Trust

The Purchase Agreement includes representations and warranties by the trustee of Cypress Jersey Trust, a trust formed under the laws of the Island of Jersey (the “Jersey Trust”), which trustee holds the permit interest for Cypress Mountain, relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and validity of the Purchase Agreement;

•	title to assets;

•	broker’s, finder’s and investment banker’s fees; and

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any consent requirements, permits, filings of or notification to, any governmental authority, except as described in the Purchase Agreement.

Representations and Warranties of EPR

The Purchase Agreement includes representations and warranties by EPR relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and validity of the Purchase Agreement;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	compliance with law and possession of permits;

•	SEC filings and financial statements;

•	accuracy of information supplied for inclusion in a registration statement on Form S-4, of which this proxy statement/prospectus is a part;

•	absence of certain changes between December 31, 2015 and November 2, 2016 and the absence of any Purchaser Material Adverse Effect with respect to EPR between December 31, 2015 and November 2, 2016;

•	employee benefit plans;

•	labor and employment matters;

•	litigation;

•	compliance under anti-bribery laws and anti-money laundering statutes;

•	environmental matters;

•	intellectual property;

•	real property;

•	broker’s, finder’s and investment banker’s fees;

•	sufficient funds;

•	no ownership of CLP common stock;

•	tax matters, including qualification as a REIT;

•	insurance;

•	inapplicability of the Investment Company Act;

•	related party transactions;

•	compliance with applicable trade sanctions, economic embargo and counter terrorist financing programs; and

•	the Note.

Representations and Warranties of SRH

The Purchase Agreement includes representations and warranties by SRH with regard to itself and as applicable, the Canadian Purchaser, relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and validity of the Purchase Agreement and the Note;

•	absence of any conflict with or violation of organizational documents or applicable laws;

•	accuracy of information supplied for inclusion in a registration statement on Form S-4, of which this proxy statement/prospectus is a part;

•	litigation;

•	broker’s, finder’s and investment banker’s fees;

•	sufficient funds;

•	no ownership of CLP common stock;

•	inapplicability of the Investment Company Act;

•	registration under Part IX of the Excise Tax Act (Canada); and

•	compliance with applicable trade sanctions, economic embargo and counter terrorist financing programs.

Definition of Material Adverse Effect

Target Company Material Adverse Effect

Many of the representations of the Seller Parties are qualified by a “Target Company Material Adverse Effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Attractions Assets or the Ski Assets, as the case may be). For purposes of the Purchase Agreement, “Target Company Material Adverse Effect” means the occurrence of either an “Attractions Assets Material Adverse Effect” or a “Ski Assets Material Adverse Effect,” which differ only in whether the event at issue has the requisite effect on the assets being acquired by EPR or those being acquired by SRH.

An “Attractions Assets Material Adverse Effect” or a “Ski Assets Material Adverse Effect” means any event, circumstance, change or effect (i) that is material and adverse to the business, properties, financial condition or results of operations of the Attractions Target Companies and those Asset Sellers that own Attractions Assets, taken as a whole, or Ski Target Companies and those Asset Sellers that own Ski Assets, taken as a whole, as the case may be, or (ii) that will, or would reasonably be expected to, prevent or materially impair the ability of CLP, the Sellers or the Target Companies to consummate the Attractions Sale or the Ski Sale, as the case may be, in the manner contemplated by the Purchase Agreement before September 15, 2017. However, for purposes of clause (i) above, any event, circumstance, change or effect will not be considered a material adverse effect to the extent arising out of or resulting from the following:

•	any events, circumstances, changes or effects that affect the attractions or ski, as applicable, real estate or REIT industry generally;

•	any changes in the U.S. or global economy or capital, financial, or securities markets generally, including changes in interest or exchange rates;

•	any changes in law or regulatory conditions;

•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;

•	the negotiation, execution or announcement of the Purchase Agreement, or the consummation of the Attractions Sale or the Ski Sale, as the case may be, and the other transactions contemplated by the Purchase Agreement;

•	the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the Purchase Agreement;

•	fires, earthquakes, tornadoes, hurricanes, floods or other natural disasters;

•	subject to the provisions described under “—Casualty and Condemnation,” any damage or destruction of any real property that constitutes an Attractions Asset or a Ski Asset, as applicable, covered by insurance, subject to customary and reasonable retention limits;

•	in the case of an Attractions Assets Material Adverse Effect, changes in the financial conditions or results of operations at any Target Company that was party to an old management agreement following its replacement with a new management agreement; or

•	changes in GAAP,

which (1) in the case of the first, second, third and fourth bullet points immediately above, do not adversely affect those Target Companies that constitute Attractions Assets and those Asset Sellers that own Attractions

Assets, taken as a whole, or Target Companies that constitute Ski Assets and those Asset Sellers that own Ski Assets, taken as a whole, as applicable, in a materially disproportionate manner relative to other similarly situated participants in the attractions or ski, as applicable, real estate or REIT industry in the United States, and (2) in the case of the seventh bullet point immediately above, do not adversely affect those Target Companies that constitute Attractions Assets and those Asset Sellers that own Attractions Assets, taken as a whole, or those Target Companies that constitute Ski Assets and those Asset Sellers that own Ski Assets, taken as a whole, as applicable, in a materially disproportionate manner, relative to other similarly situated participants in the attractions or ski, as applicable, real estate or REIT industry in the geographic regions in which any such Target Company or Asset Seller operates, owns or leases attractions properties or ski properties, as applicable.

In addition to the above, the following will constitute a Ski Assets Material Adverse Effect in all instances:

•	the failure of any ski lift at any Ski Asset that results in the death of any person;

•	the failure of five or more ski lifts at any one or more Ski Assets that results in the cessation of operation of such ski lifts for a period of 60 days or more; and

•	the occurrence of a material bankruptcy event.

Purchaser Material Adverse Effect

Many of the representations of the Purchasers are qualified by a “Purchaser Material Adverse Effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would reasonably be expected to have a material adverse effect on EPR or SRH, as the case may be). “Purchaser Material Adverse Effect” means:

(1)	with respect to EPR, any event, circumstance, change or effect (i) that is material and adverse to the business, properties, financial condition or results of operations of EPR and its subsidiaries, taken as a whole, or (ii) that will, or would reasonably be expected to, prevent or materially impair the ability of EPR to consummate the Attractions Purchaser Interest Sale and the Attractions Purchaser Asset Sale before September 15, 2017. However, for purposes of this clause (1), “Purchaser Material Adverse Effect” shall not include any events, circumstances, changes or effects arising out of or resulting from the following:

•	any events, circumstances, changes or effects that affect the attractions, ski, real estate or REIT industry generally;

•	any changes in the U.S. or global economy or capital, financial, or securities markets generally, including changes in interest or exchange rates;

•	any changes in law or regulatory conditions;

•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;

•	the negotiation, execution or announcement of the Purchase Agreement, or the consummation of the Attractions Sale and the other transactions contemplated by the Purchase Agreement;

•	the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the Purchase Agreement;

•	fires, earthquakes, tornadoes, hurricanes, floods or other natural disasters; or

•	changes in GAAP,

which, in the case of the first, second, third and fourth bullet points immediately above, do not adversely affect EPR and its subsidiaries, taken as a whole, in a materially disproportionate manner, relative to other similarly situated participants in the attractions, ski, real estate or REIT industry in the United States and, in the case of the seventh bullet point immediately above, do not adversely affect EPR and its subsidiaries, taken as a whole, in a materially disproportionate manner, relative to other similarly situated participants in the attractions, ski, real estate or REIT industry in the geographic regions in which EPR operates, owns or leases properties; or

(2)	with respect to SRH or the Canadian Purchaser, any event, circumstance, change or effect that will, or would reasonably be expected to, prevent or materially impair the ability of SRH or the Canadian Purchaser to consummate the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale or the Canadian Asset Sale, as applicable, before September 15, 2017.

Covenants and Agreements

Conduct of Business of the Seller Parties Pending the Sale

Each Seller Party has agreed to certain restrictions on the conduct of its business until the earlier of the closing of the Sale and the valid termination of the Purchase Agreement. In general, except (i) to the extent required by law, (ii) as may be agreed in writing by EPR (to the extent such action relates solely to an Attractions Target Company or an Attractions Asset and will impose no liability or financial obligation upon SRH or the Canadian Purchaser and will result in no adverse tax consequences to the Ski Target Companies or the Ski Assets), (iii) as may be agreed in writing by SRH (to the extent that such action relates solely to a Ski Target Company or a Ski Asset and will impose no liability or financial obligation upon EPR and will result in no material adverse tax consequences to the Attractions Target Company or Attractions Assets) or (iv) as otherwise expressly required or permitted by the Purchase Agreement, the Seller Parties have agreed that they will cause each of the Target Companies and the Asset Sellers and, to the extent that any Seller Party or CLP has consent or approval rights thereto, each tenant and each manager, to (x) conduct such Target Company’s and Asset Seller’s business in all material respects in the ordinary course and in a manner consistent with past practice and (y) use their reasonable best efforts to (1) maintain their material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Target Companies control excepted), (2) preserve intact in all material respects their current business organization, goodwill, ongoing businesses and relationships with third parties, including tenants and managers, and (3) to the extent available on commercially reasonable terms, keep available the services of their present authorized officers and maintain all Target Company insurance policies, unless such insurance policies are replaced with insurance policies that include substantially similar terms as the policies currently in place. Without limiting the foregoing, each Seller Party has also agreed that, subject to certain specified exceptions, neither CLP nor the Sellers will or permit any Target Company or any Asset Seller to do any of the following:

•	amend or propose to amend the organizational documents of any Target Company or any Asset Seller or amend any term of any outstanding security of any Target Company or any Asset Seller;

•	split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of any Target Company or any Asset Seller;

•	issue, sell, pledge, dispose, encumber or grant any shares or other equity securities of any of the Target Companies’ or Asset Sellers’ capital stock or other equity securities, or any options, warrants, convertible securities or other rights of any kind to acquire any of the Target Companies’ or Asset Sellers’ stock or other equity interests;

•	acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, any equity or debt instruments, or any other asset that would not qualify as a real estate asset under the Code, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof;

•	sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property, assets or securities;

•	incur, create, or assume any indebtedness for borrowed money or issue or amend the terms of any debt securities or instruments related to the acquired indebtedness, or assume, guarantee or endorse, or otherwise become responsible for the indebtedness of any other person;

•	make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, employees, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity;

•	except as permitted by the Purchase Agreement, enter into, renew, modify, amend or terminate, waive, release compromise or assign any rights or claims under, grant or withhold any consents under any material contract;

•	waive, release or assign any material rights or claims or make any material payment, direct or indirect, of any liability of any Target Company or any Asset Seller before the same comes due in accordance with its terms;

•	other than in accordance with the Purchase Agreement, settle or compromise any claim or legal proceeding of any Target Company or any Asset Seller where the amount paid in settlement (net of insurance proceeds) exceeds $500,000 individually or $1,000,000 in the aggregate or any claim or legal proceeding involving any present or former holder of equity interests of any Target Company or any Asset Seller;

•	hire or terminate (other than for cause) any employee of any Target Company or any Asset Seller, promote or appoint any person to a position of officer or director of any Target Company or any Asset Seller or increase the amount, rate or terms of compensation or benefits of any of its directors, officers or employees, pay any pension, retirement allowance or other compensation or benefit to any director, officer, employee or consultant of any Target Company or any Asset Seller, enter into, adopt, amend or terminate any employment, bonus, severance, retirement contract or benefit plan or other compensation or benefits arrangement, accelerate the vesting or payment of any compensation or benefits, or take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, arrangement or benefit plan;

•	fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at January 1, 2016, or make any change with respect to accounting policies;

•	enter into any new line of business;

•	fail to duly and timely file all material reports and other material documents required to be filed with any governmental authority or make any new material tax election or a material change to a tax election;

•	take any action, or fail to take any action, which would reasonably be expected to cause any Target Company or any Asset Seller that is treated as a partnership or disregarded entity for U.S. federal or state income tax purposes to cease to be treated as such;

•	adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

•	initiate or consent to any material zoning reclassification of any real property or any other material change to any approved site plan, special use permit, planned development approval or other land use entitlement materially affecting any CLP property;

•	form any new funds or joint ventures;

•	make or commit to make any capital expenditures provided that the Target Companies and Asset Sellers shall be permitted to make any capital expenditures required under the terms of any applicable lease consistent with past practice;

•	approve or adopt any 2017 operating or capital expenditure reserve budgets under any lease or management agreement;

•	engage in any new service to any tenants that would produce disqualifying income under the Code;

•	make material changes to the Target Company insurance policies, or take any action which would adversely affect the availability of liability insurance of the Asset Sellers or the Target Companies or fail to keep the Target Company’s insurance policies in full force and effect without replacing such policies with insurance policies on substantially similar terms or fail to enforce the obligations of any tenant or manager to maintain required insurance policies under any material lease or management agreement, as applicable;

•	subject any CLP property to any lien other than permitted liens;

•	revoke, adopt, amend, restate, supplement or otherwise modify any master development plan (or other analogous document) with respect to any Ski Asset or Attractions Asset; or

•	authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

However, nothing in the Purchase Agreement prohibits CLP from taking any action that, in the reasonable judgment of the CLP Board of Directors, upon advice of counsel, is reasonably necessary for CLP to maintain its qualification as a REIT under the Code and to avoid paying any U.S. federal income tax for any period or portion thereof ending on or prior to the closing date of the Sale, including making dividend or other distribution payments to CLP stockholders. In addition, the Purchase Agreement provides that if CLP violates the covenant set forth in the fifteenth bullet point above, the applicable Purchaser has the option of buying the assets of the applicable Target Company rather than the Target Company, except where such violation would not reasonably be expected to, individually or in the aggregate, have a Target Company Material Adverse Effect or would cause in such Purchaser’s reasonable judgment a REIT qualification issue for such Purchaser.

Conduct of Business of EPR Pending the Sale

EPR has agreed to certain restrictions on the conduct of its and its subsidiaries’ business until the earlier of the closing of the Sale and the valid termination of the Purchase Agreement. In general, except (i) to the extent required by law, (ii) as may be agreed in writing by CLP or (iii) as otherwise expressly required or permitted by the Purchase Agreement, EPR has agreed to use its commercially reasonable efforts to, and cause each of its subsidiaries to use its commercially reasonable efforts to, carry on their respective businesses in the ordinary course and in a manner consistent with past practice and use their commercially reasonable efforts to keep available the services of their present officers and employees, preserve their relationships with customers, suppliers and others having business dealings with them and maintain the status of EPR as a REIT within the meaning of the Code. Without limiting the foregoing, EPR has also agreed that, subject to certain specified exceptions, neither EPR nor any subsidiary will do any of the following:

•	amend or propose to amend the organizational documents of EPR except in a manner that would not reasonably be expected to prevent or materially delay the consummation of the Attractions Sale and the other transactions contemplated by the Purchase Agreement;

•	split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of EPR (except to the extent such split, combination, reclassification or subdivision is taken into account in the calculation and issuance of EPR common shares);

•	declare, set aside, or pay any dividend on or make any other distributions, except for regular monthly cash dividends with respect to EPR common shares consistent with past practice, regular quarterly dividends with respect to EPR’s preferred shares of beneficial interest or dividends or other distributions to EPR by EPR’s subsidiaries;

•	fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at January 1, 2016, or make any change with respect to accounting policies;

•	fail to duly and timely file all material reports and other material documents required to be filed with any governmental authority;

•	adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in a manner that would not reasonably be expected to be materially adverse to EPR or to prevent or materially delay the consummation of the Attractions Sale or the other transactions contemplated by the Purchase Agreement; or

•	authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Further, without the prior written consent of CLP (which shall not be unreasonably withheld or delayed), EPR shall not and shall cause its subsidiaries not to:

•	engage in any transaction (other than the Attractions Sale and the other transactions contemplated by the Purchase Agreement) that would require the approval of EPR shareholders and reasonably be likely to prevent or materially delay the consummation of the Attractions Sale or the other transactions contemplated by the Purchase Agreement:

•	engage in any material securities offering, or acquisition of the business, assets or capital stock of any entity by EPR, in any event that would reasonably be likely to cause a material delay in the consummation of the Attractions Sale or the other transactions contemplated by the Purchase Agreement; or

•	knowingly take any other action that would reasonably be likely to prevent or materially delay the consummation of the Attractions Sale or the other transactions contemplated by the Purchase Agreement.

However, nothing in the Purchase Agreement prohibits EPR from taking any action that, in the reasonable judgment of the EPR Board of Trustees, upon advice of counsel, is reasonably necessary for EPR to maintain its qualification as a REIT under the Code and to avoid paying any U.S. federal income tax for any period or portion thereof.

Conduct of Business of SRH Pending the Sale

SRH has agreed until the earlier of the closing of the Sale and the valid termination of the Purchase Agreement except (i) to the extent required by law, (ii) as may be agreed in writing by CLP or (iii) as otherwise expressly required or permitted by the Purchase Agreement, SRH and the Canadian Purchaser shall not conduct any operations prior to the closing of the Sale.

No Solicitation of Transactions

Neither the Seller Parties nor any of the Target Companies will, nor will they permit any of their respective officers, directors, affiliates or employees to, and the Seller Parties will use reasonable best efforts to cause their respective other representatives not to, directly or indirectly, (i) initiate, solicit, knowingly induce, knowingly encourage or knowingly facilitate any inquiries, discussions, offers or requests that constitute, or could reasonably be expected to lead to, a Company Acquisition Proposal (as defined below), (ii) engage in any discussions or negotiations regarding, or provide to any third party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate any effort by any third party in connection with, a Company Acquisition Proposal, (iii) approve, endorse or recommend a Company Acquisition Proposal, (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement providing for or relating to a Company Acquisition Proposal or requiring the Seller Parties to terminate the Purchase Agreement with any third party, (v) take any action to make any applicable anti-takeover statute or restrictive provision of any applicable anti-takeover provision in CLP’s Articles or bylaws inapplicable to any transactions contemplated by a Company Acquisition Proposal or to any third party, (vi) terminate, waive, amend, or modify any standstill or confidentiality agreement (provided that the CLP Board of Directors may waive any such standstill agreement if the CLP Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ duties under applicable law), or (vii) approve, recommend or publicly propose to do any of the foregoing.

For purposes of the Purchase Agreement, “Company Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving CLP (excluding for these purposes, any such transaction involving assets not contemplated to be transferred, directly or indirectly, pursuant to the Purchase Agreement), the Sellers or the Target Companies, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any of assets of CLP, the Sellers or the Target Companies representing 20% or more of the consolidated assets of CLP, the Sellers and the Target Companies, taken as a whole as determined on a book-value basis (excluding for these purposes, any assets not contemplated to be transferred, directly or indirectly, pursuant to the Purchase Agreement), (iii) any issue, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of CLP, (iv) any tender offer or exchange offer in which any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding shares of any class of voting securities of CLP or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to CLP in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of any class of voting securities of CLP, the Sellers or the Target Companies, in each case other than the Sale or the other transactions contemplated by the Purchase Agreement.

Notwithstanding the restrictions set forth above, the Purchase Agreement provides that, at any time prior to obtaining CLP’s stockholders approval of the Sale and the other transactions contemplated by the Purchase Agreement, CLP may, in response to an unsolicited bona fide written Company Acquisition Proposal by a third party made after November 2, 2016, (i) furnish non-public information to such third party (provided that prior to furnishing such information, CLP receives from such third party an executed confidentiality agreement that is no less favorable to CLP than those contained in the existing confidentiality agreements between each of CLP and EPR and SRH and any non-public information concerning CLP, the Sellers or the Target Companies that is provided to such third party shall, to the extent not provided to the Purchasers, be provided to the Purchasers prior to or simultaneously with providing it to such third party) and (ii) engage in discussions or negotiations with such third party, in the case of each of clauses (i) and (ii), if the CLP Board of Directors determines in good faith (after consultation with outside legal counsel and financial advisors) that such Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal (as defined below) and the CLP Board of Directors determines in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with the directors’ duties under applicable law.

CLP must notify the Purchasers promptly (but in no event later than 24 hours) after receipt of any Company Acquisition Proposal, or any request for non-public information relating to CLP, any Seller or any Target Company by any third party, or any inquiry from any person seeking to have discussions or negotiations with CLP relating to, or that could reasonably be expected to lead to, a possible Company Acquisition Proposal. The notice will be made orally and thereafter confirmed in writing, and will indicate the identity of the person making the Company Acquisition Proposal, the material terms and conditions of the Company Acquisition Proposal, inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). In addition, CLP must notify the Purchasers promptly, and in any event within 24 hours, orally and thereafter in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides non-public information to any person. In each case, CLP will keep the Purchasers reasonably informed of the status and terms of any such Company Acquisition Proposals, inquiries, offers, discussions or negotiations (including any material change to the financial terms, conditions or other material terms thereof).

Except as described below, the CLP Board of Directors shall not (i) withdraw, amend, change, qualify or propose publicly to withdraw, amend, change or qualify, in a manner adverse to the Purchasers, the CLP Board of Directors recommendation to approve the Sale and the other transactions contemplated by the Purchase Agreement, or knowingly make any public statement inconsistent with such CLP Board of Directors recommendation, (ii) approve, adopt, endorse or recommend any Company Acquisition Proposal, or (iii) approve, adopt, declare advisable or recommend, or cause or permit CLP to enter into, any alternative acquisition agreement (each of clause (i), (ii) and (iii), an “Adverse Recommendation Change”). Notwithstanding the restrictions set forth above, the CLP Board of Directors may make an Adverse Recommendation Change if (i) an unsolicited bona fide written Company Acquisition Proposal (that did not result from a breach of the no-solicitation provisions of the Purchase Agreement) is made to CLP and is not withdrawn, (ii) the CLP Board of Directors has concluded in good faith (after consultation with outside legal counsel and financial advisors) that such Company Acquisition Proposal constitutes a Superior Proposal, (iii) four business days, which is referred to herein as the notice period, has elapsed since CLP has given written notice to the Purchasers advising the Purchasers that it intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such notice period, to the extent that the Purchasers desire to negotiate, CLP has negotiated in good faith discussions with the Purchasers regarding any adjustments in the terms and conditions of the Purchase Agreement proposed by the Purchasers, and (v) following the end of the notice period, the CLP Board of Directors determines in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to the Purchase Agreement proposed in writing by the Purchasers, that the Superior Proposal continues to constitute a Superior Proposal. Upon any amendment to the financial terms or any other material amendment to the Superior Proposal giving rise to the notice of Superior Proposal, CLP will be required to deliver a new notice and commence a new notice period that is the longer of two business days and the remainder of the original four business day period.

In addition, the CLP Board of Directors may make an Adverse Recommendation Change at any time prior to obtaining CLP’s stockholders approval of the Sale and the other transactions contemplated by the Purchase Agreement in circumstances not involving or relating to a Company Acquisition Proposal if the CLP Board of Directors determines in good faith (after consultation with its outside legal counsel) that, in light of a material event, circumstance, change, effect, development or condition (other than, and not related in any way to, a Company Acquisition Proposal) that was not known to, nor reasonably foreseeable by, any member of the CLP Board of Directors (assuming consultation with the executive officers of CLP), as of or prior to November 2, 2016, the failure to make an Adverse Recommendation Change would be inconsistent with the directors’ duties under applicable law.

For purposes of the Purchase Agreement and with respect to a Company Acquisition Proposal, “Superior Proposal” means a written bona fide Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “20%” shall be replaced by “50%”) made by a third party that the CLP Board of Directors determines in its good faith judgment, after consultation with outside legal counsel and financial advisors, taking into account all financial, legal, regulatory, and any other aspects of the transaction described in the proposal that the CLP Board of Directors deems relevant, as well as any changes to the terms of the Purchase Agreement proposed by any Purchaser in response to such proposal or otherwise, to be (A) more favorable to CLP and its stockholders (solely in their capacity as such) from a financial point of view than the Sale and the other transactions contemplated by the Purchase Agreement, and (B) reasonably likely to receive all required approvals on a timely basis and otherwise reasonably capable of being completed on a timely basis on the terms proposed.

The Purchase Agreement requires the Seller Parties and the Target Companies and their respective officers, directors and employees to, and to instruct the Sellers’ representatives to, immediately cease and cause to be terminated any existing discussions, negotiations or communications with any third parties conducted prior to November 2, 2016 with respect to any, or that could reasonably be expected to lead to a, Company Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith.

Form S-4, Proxy Statement/Prospectus; Stockholder Meeting

The Purchase Agreement provides that as promptly as practicable following the date of the Purchase Agreement, in accordance with applicable law and CLP’s organizational documents, CLP, in consultation with the Purchasers, will establish a record date for, duly call, give notice of and convene and hold its stockholder meeting. In addition, the Purchase Agreement provides that EPR and CLP will jointly prepare and cause to be filed with the SEC a registration statement on Form S-4, which will include a prospectus with respect to the EPR common shares to be issued in the Sale and a proxy statement with respect to the CLP stockholder meeting, as promptly as reasonably practicable following the date of the Purchase Agreement. Each of CLP and EPR also will use their reasonable best efforts to (i) have the registration statement declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the registration statement complies in all material respects with the applicable provisions of the Exchange Act or the Securities Act and (iii) to keep the registration statement effective for so long as necessary to complete the Sale.

CLP will use its reasonable best efforts to cause this proxy statement/prospectus to be mailed to its stockholders entitled to vote at its stockholder meeting and to hold its stockholder meeting as soon as practicable after the registration statement is declared effective. CLP also will include in this proxy statement/prospectus its recommendation to its stockholders that they approve the Sale and the other transactions contemplated by the Purchase Agreement and will solicit and use its reasonable best efforts to obtain CLP stockholder approval, except to the extent that the CLP Board of Directors shall have made an Adverse Recommendation Change as permitted in the Purchase Agreement as described above under “—No Solicitation of Transactions.”

Access to Information; Confidentiality

The Purchase Agreement requires CLP to provide, and to cause the Target Companies and the Asset Sellers to provide, to the Purchasers and their respective representatives, upon reasonable advance notice and during normal business hours, reasonable access to their respective properties, offices, books, contracts, commitments, personnel and records, and CLP is required to furnish reasonably promptly to the Purchasers a copy of each report, schedule, registration statement and other document filed prior to closing pursuant to U.S. federal or state securities laws and all other information concerning its business, properties and personnel as the Purchasers may reasonably request.

The parties will hold, and will cause their respective representatives and affiliates to hold, any non-public information in confidence in accordance with the terms of the existing confidentiality agreement between each of CLP and the Purchasers.

CLP will give prompt written notice to the Purchasers upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or to any of the Target Companies or Asset Sellers which could reasonably be expected to have, individually or in the aggregate, a Target Company Material Adverse Effect.

Each Purchaser will have the right to enter into discussions with any tenant or manager in connection with efforts to enter into new leases to be effective after the closing of the Sale with respect to CLP’s properties and each Purchaser shall provide CLP with reasonable updates at reasonable times of its discussions with such tenants and managers.

Efforts to Complete Transactions; Consents

Each Purchaser and each Seller Party will, and CLP will cause the Target Companies and the Asset Sellers to, use its reasonable best efforts to take all actions and do all things necessary, proper or advisable under applicable laws or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Sale and other transactions contemplated by the Purchase Agreement, including obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental authorities or other persons or entities in connection with the Sale and the other transactions contemplated by the Purchase Agreement, defending any lawsuits or other legal proceedings challenging the Purchase Agreement or the consummation of the Sale or the other transactions contemplated by the Purchase Agreement (provided that the decision to defend any lawsuit or other legal proceeding based on or involving antitrust claims will be in the sole discretion of SRH) and executing and delivering any additional instruments necessary to consummate the Sale and the other transactions contemplated by the Purchase Agreement. In addition, SRH agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act, and any other filing pursuant to any other antitrust or competition law with respect to the Sale and the other transactions contemplated by the Purchase Agreement no later than 30 days after the date following the date of the Purchase Agreement and to take all other actions which are reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. SRH made the required notifications under the HSR Act, and the FTC granted early termination of the waiting period under the HSR Act with respect to the Sale on December 9, 2016.

Each of EPR, SRH, the Sellers and CLP will provide any necessary notices to third parties and use its reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the Sale. Additionally, EPR, SRH and CLP will use reasonable best efforts to obtain new forest service permits (or consent to transfer existing forest service permits) and ground lessor consents for certain properties. The applicable Purchaser shall pay all customary administrative fees and expenses charged by any forest service authority in connection with obtaining any new forest service permits or ground lessor consents, including, without limitation, any third-party customary administrative fees and expenses incurred by the Sellers in obtaining ground lessor consents to the extent such fees and expenses have been previously disclosed and agreed in writing to be paid by the applicable Purchaser; provided that all fees and expenses necessary to obtain new forest service permits, ground lessor consents and/or any other third-party consents that exceed the amounts stated in the terms of any lease, guaranty or other agreement and are necessary to consummate the Sale and the other transactions contemplated by the Purchase Agreement shall be paid 50% by CLP and 50% by the applicable Purchaser and provided that the aggregate amount paid by each of CLP, on the one hand, and both of the Purchasers (together on a collective basis), on the other hand, shall not exceed $500,000, respectively. In addition, EPR shall use commercially reasonable efforts to cause all applicable ground lessors to release CLP and its subsidiaries (other than the Attractions Target Companies) from all guarantees or other obligations relating to the ground leases at Wild Waves & Enchanted Village, and shall pay all fees and expenses incurred in connection with the release of CLP or any of its subsidiaries of such guarantees and obligations to the extent such fees and expenses are required pursuant to the terms of the applicable ground leases or have been previously disclosed and agreed to be paid by EPR in writing. EPR’s obligation to pay such fees and expenses in connection with the release of such guarantees and obligations (inclusive of all fees and expenses incurred to obtain new forest service permits, ground lessor consents and/or any other third-party consents) shall not be in excess of the expenditure cap of $500,000 described above.

Notification of Certain Matters; Transaction Litigation

Each party will provide prompt notice to the other parties of any notice or other communication received from any governmental authority in connection with the Purchase Agreement, the Sale or the transactions contemplated by the Purchase Agreement or from any person alleging that its consent is or may be required in connection with the Sale or the Purchase Agreement.

In addition, each party will provide prompt notice to the other parties if any representation or warranty made by it in the Purchase Agreement becomes untrue or inaccurate such that the applicable closing conditions described under “—Conditions to Completion of the Sale” would reasonably be expected to be incapable of being satisfied by September 15, 2017, or if it fails to comply with or satisfy in any material respect any covenant, condition or agreement contained in the Purchase Agreement.

Each party will provide prompt notice to the other parties of any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of the Target Companies or Asset Sellers or the subsidiaries of the Purchasers relating to the Purchase Agreement, the Sale or the other transactions contemplated by the Purchase Agreement. The Seller Parties have agreed to allow the Purchasers the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against CLP, the Sellers and/or its respective directors relating to the Purchase Agreement, the Sale and the other transactions contemplated by the Purchase Agreement and no settlement of any stockholder litigation shall be agreed to without the Purchasers’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

The Seller Parties will provide prompt notice to the Purchasers of any default (or if there is a cure period, any default that is not cured within such cure period) under any material CLP lease, any management agreement or any loan documents.

Public Announcements

Each of the Seller Parties and the Purchasers will, to the extent reasonably practicable, subject to certain exceptions, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to the Purchase Agreement, the Sale or any of the other transactions contemplated by the Purchase Agreement. In addition, none of the parties will, subject to certain exceptions, issue any press release or otherwise make a public statement without obtaining the other’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Termination of Management Agreements

CLP shall, at EPR’s sole cost and expense, take such actions as are reasonably required to cause certain management agreements to be terminated in their entirety in accordance with the applicable management agreements, effective no later than December 1, 2016, and CLP shall enter into new management agreements with Premier Parks, LLC or its affiliates (collectively, “Premier”) upon the termination of such management agreements. To the extent that a termination of a management agreement results in a termination fee payable under such management agreement that would not have been payable if such management agreement were not terminated, EPR shall reimburse the Seller Parties for any such termination fee. EPR shall also pay CLP (or reimburse, as applicable) any third party fees and expenses incurred in connection with the transition and implementation of the new management agreements with Premier.

Indemnification of Directors and Officers

From and after the closing of the Sale, pursuant to the terms of the Purchase Agreement and subject to certain limitations, the applicable Purchasers will cause the Target Companies for a period of six years from the closing of the Sale to honor and fulfill in all respects the obligations of the Target Companies under the organizational documents of the Target Companies in effect as of November 2, 2016 with respect to the individuals covered by such organizational documents, which are referred to in this proxy statement/prospectus as “covered persons,” with respect to all rights to indemnification and exculpation from liabilities for acts or omission occurring at or prior to the closing of the Sale as provided for in such organizational documents, to the fullest extent permitted under applicable law.

For a period of six years after the closing of the Sale, the applicable Purchaser will not amend, repeal or modify any provision in the Target Companies’ organizational documents relating to the exculpation, indemnification or advancement of expenses of any covered person unless required to do so by law.

Casualty and Condemnation

The Purchase Agreement provides that if, prior to the closing of the Sale, all or any portion of the purchased assets, including with respect to any CLP property, are (i) materially damaged or destroyed by fire, earthquake or other casualty or (ii) taken as a result of any condemnation, expropriation or eminent domain proceeding, the Purchasers will not have the option to terminate the Purchase Agreement except to the extent that a Target Company Material Adverse Effect will have occurred. The Purchase Agreement provides, however, that the closing cash consideration or the Share Consideration, as applicable, will be reduced, subject to certain deductions, by the following:

•	the amount of any condemnation award, insurance proceeds or other compensation with respect to such casualty and condemnation, which are not applied to the repair and restoration of the damaged property in accordance with the terms of any applicable material lease;

•	the amount of any Seller deductible or Seller coinsurance amount under any applicable insurance policy, except to the extent that the applicable Seller Party has expended such deductible or coinsurance amount out of its own funds to complete the repair or restoration; and

•	uninsured losses, if such uninsured losses are solely due to a breach of the insurance covenant described in “Covenants and Agreements—Conduct of Business of the Seller Parties Pending the Sale” above.

No Seller Party shall have any obligation to repair or replace the damaged, destroyed or taken property but each Seller Party will assign to the Purchasers the amount of any condemnation award, insurance proceeds or other compensation with respect to such event, subject to certain deductions. In addition, no Seller Party shall cause, consent to or permit any Seller Party or tenant to agree to settle any claims or terminate or consent to the termination of any material lease as a result of any casualty or condemnation, without in each instance obtaining the applicable Purchaser’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Tenant and Ground Lessor Estoppels

On or prior to November 2, 2016, CLP received tenant estoppel letters from certain tenants and ground lessor estoppel letters from certain ground lessors. The Purchase Agreement provides that if the CLP stockholder meeting is not held before April 30, 2017, then each Purchaser will have the right, on behalf of CLP, at the sole cost of such Purchaser, to circulate bring-down letters to each of the tenants and ground lessors requesting that such tenant or ground lessor, as the case may be, bring down such information to a date no later than 90 days prior to the closing of the Sale (which are referred to in this proxy statement/prospectus as “bring-down letters”). Although the receipt of the bring-down letters is not a condition to closing, the Purchasers may use the information set forth in the bring-down letters in determining whether a Target Company Material Adverse Effect has occurred since November 2, 2016 and is continuing on the closing date of the Sale.

With regard to any tenant or ground lessor that has not provided a tenant estoppel letter or ground lessor estoppel letter, as the case may be, before the date of the Purchase Agreement (which are referred to in this proxy statement/prospectus as “missing estoppel letters”), SRH and CLP will use reasonable best efforts to obtain such missing estoppel letters.

Liquor Licenses

Following the date of the Purchase Agreement and for 60 days after the closing, CLP agrees, at the sole cost of the Purchasers, to cooperate and use commercially reasonable efforts to assist the Purchasers in all matters relating to the transfer and assignment of liquor licenses from each Target Company and each Asset Seller to the Purchasers.

Other Covenants and Agreements

The Purchase Agreement contains certain other covenants and agreements related to, among other things:

•	employees;

•	taxes;

•	resignations of officers, directors and mangers of the Target Companies;

•	registration in Canada for goods and services and harmonized sales tax purposes; and

•	indemnification of self-insured retentions payable.

Conditions to Completion of the Sale

Mutual Closing Conditions

The obligation of each party to effect the Sale and to consummate the other transactions contemplated by the Purchase Agreement is subject to the satisfaction or, to the extent permitted by law, written waiver by each of the parties, at or prior to the closing of the Sale, of the following conditions:

•	approval by CLP stockholders of the Sale and the other transactions contemplated by the Purchase Agreement;

•	a registration statement on Form S-4, of which this proxy statement/prospectus is a part, having been declared effective and no stop order suspending the effectiveness of such registration statement having been issued and no proceeding to that effect having been commenced or threatened by the SEC;

•	the absence of any order or injunction issued by any governmental authority or other legal restraint preventing the consummation of the Sale or the other transactions contemplated by the Purchase Agreement;

•	all waiting periods (and any extensions thereof ) applicable under the HSR Act having been terminated or expired (the FTC granted early termination of the waiting period under the HSR Act with respect to the Sale on December 9, 2016);

•	the EPR common shares to be issued in connection with the Sale to CLP having been approved for listing on the NYSE, subject to official notice of issuance; and

•	an estimated closing amounts statement having been provided and approved pursuant to the Purchase Agreement.

Additional Closing Conditions for the Benefit of the Purchasers

The obligation of each Purchaser to effect the Sale and to consummate the other transactions contemplated by the Purchase Agreement is subject to the satisfaction or, to the extent permitted by law, written waiver of the following additional conditions:

•	the Seller Parties having made the deliveries required by the Purchase Agreement;

•	the Seller Parties having performed in all material respects all of their respective obligations to be performed by them under the Purchase Agreement on or prior to the closing date of the Sale;

•	the accuracy in all but de minimis respects as of the date of the Purchase Agreement and as of the closing of the Sale, as though made as of the closing (other than representations and warranties that expressly address matters only as of another specified date, which need only be accurate as of that date), of certain representations and warranties made by the Seller Parties regarding the capital structure, authority to execute and deliver the Purchase Agreement, the required CLP stockholder vote to approve the Sale and the other transactions contemplated by the Purchase Agreement, and broker’s fees and similar expenses;

•	the accuracy of all other representations and warranties made in the Purchase Agreement by the Seller Parties as of the date of the Purchase Agreement and as of the closing of the Sale, as though made as of the closing (other than representations and warranties that expressly address matters only as of another specified date, which need only be accurate as of that date), except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or material adverse effect qualification or other similar qualifications) have not and would not reasonably be expected to have, individually or in the aggregate, a Target Company Material Adverse Effect;

•	the accuracy of all representations and warranties made in the Purchase Agreement by the Jersey Trust as of the date of the Purchase Agreement and as of the closing of the Sale, as though made as of the closing (other than representations and warranties that expressly address matters only as of another specified date, which need only be accurate as of that date);

•	no Target Company Material Adverse Effect having occurred since November 2, 2016 and continuing on the closing date of the Sale;

•	CLP having provided evidence reasonably satisfactory to the Purchasers that, effective as of the closing date of the Sale, each management agreement has been terminated;

•	the Purchasers having obtained the new forest service permits and ground lessor consents in form and substance reasonably satisfactory to such Purchasers, provided that if the parties have complied with their respective obligations with regard to obtaining such permits and consents under the Purchase Agreement, then none of the parties shall be subject to any liability or damages resulting from, or arising out of, the failure of such condition;

•	CLP having delivered executed copies of debt pay-off letters and having paid the indebtedness amount at closing; and

•	SRH having received a receipt (or notice or order) under the Investment Canada Act (Canada).

Additional Closing Conditions for the Benefit of the Seller Parties

The obligation of the Seller Parties to effect the Sale and to consummate the other transactions contemplated by the Purchase Agreement is subject to the satisfaction or, to the extent permitted by law, written waiver of the following additional conditions:

•	the Purchasers having made the deliveries required by the Purchase Agreement;

•	EPR having performed in all material respects all of its obligations to be performed by it under the Purchase Agreement on or prior to the closing date of the Sale, including delivery of the consideration due at closing;

•	each of SRH and the Canadian Purchaser having performed in all material respects all of its respective obligations to be performed by it under the Purchase Agreement on or prior to the closing date of the Sale, including delivery of the consideration due at closing;

•	the accuracy in all but de minimis respects as of the date of the Purchase Agreement and as of the closing of the Sale, as though made as of the closing (other than representations and warranties that expressly address matters only as of another specified date, as of that date), of certain representations and warranties made by each of EPR and SRH regarding authority to execute and deliver the Purchase Agreement, and broker’s fees and similar expenses;

•	the accuracy of all other representations and warranties made in the Purchase Agreement by each of EPR and SRH as of the date of the Purchase Agreement and as of the closing of the Sale, as though made as of the closing (other than representations and warranties that expressly address matters only as of another specified date, which need only be accurate as of that date), except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or material adverse effect qualification or other similar qualifications) have not and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

•	no Purchaser Material Adverse Effect having occurred since November 2, 2016 and continuing on the closing date of the Sale; and

•	receipt by CLP of a written opinion dated as of the closing date of the Sale from Stinson Leonard Street LLP to the effect that for all taxable periods commencing with its taxable year ended December 31, 2006, EPR has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT and EPR will continue to meet the requirements for qualification and taxation as a REIT after the consummation of the Sale and the other transactions contemplated by the Purchase Agreement.

Termination of the Purchase Agreement

Termination by Mutual Agreement

The Purchase Agreement may be terminated at any time prior to the closing of the Sale by the mutual written consent of each of EPR, SRH and CLP, even after approval of the Sale by the CLP stockholders.

Termination by Either EPR, SRH or CLP

The Purchase Agreement may also be terminated by EPR, SRH or CLP if:

•	the closing of the Sale shall not have occurred on or before 11:59 p.m. New York time on September 15, 2017 (provided that this termination right will not be available to a party whose failure to perform any of its obligations under the Purchase Agreement has been a principal cause of, or resulted in, the failure of the Sale and the other transactions contemplated by the Purchase Agreement to occur on or before such date;

•	any governmental authority of competent jurisdiction has issued a final non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the Sale or the other transactions contemplated by the Purchase Agreement (provided that this termination right will not be available to a party if the issuance of such order, decree or ruling was primarily due to the failure of such party to perform its obligations under the Purchase Agreement); or

•	CLP stockholders failed to approve the Sale and the other transactions contemplated by the Purchase Agreement at a duly held stockholder meeting (provided that this termination right will not be available to CLP if the failure to obtain that CLP stockholder approval was primarily due to CLP’s action or failure to perform any of its obligations under the Purchase Agreement).

Termination by CLP

The Purchase Agreement may also be terminated by CLP if:

•	there has been a breach or failure to perform by any Purchaser of any of its representations, warranties, or covenants set forth in the Purchase Agreement, which breach or failure cannot be cured before September 15, 2017, or if curable, is not cured by such Purchaser within the earlier of (x) 20 calendar days after receipt of notice thereof, or (y) three days before September 15, 2017 (provided that CLP shall not have this termination right if CLP is then in material breach of any of its representations, warranties, or covenants set forth in the Purchase Agreement);

•	at any time prior to the CLP stockholder approval being obtained in order to enter into an alternative acquisition agreement with respect to a Superior Proposal; provided that CLP pays the termination fee plus the expenses reimbursement described below under “—Termination Fees and Expenses Payable by CLP to the Purchasers”; or

•

all of the conditions to close set forth in the Purchase Agreement have been satisfied by CLP or waived by the Purchasers (other than those conditions that by nature are to be satisfied at the closing, provided that such conditions are susceptible of being satisfied at the closing) and CLP delivers a written notice to such effect (which notice shall also state that the Seller Parties are prepared to consummate the Sale) and the Purchasers fail to close the Sale on or before the third business day after delivery of such notice.

Termination by Either EPR or SRH

The Purchase Agreement may also be terminated by EPR or SRH if:

•	there has been a breach or failure to perform by CLP of any of its representations, warranties, or covenants set forth in the Purchase Agreement, which breach or failure cannot be cured before September 15, 2017, or if curable, is not cured by CLP within the earlier of (x) 20 calendar days after receipt of notice thereof, or (y) three days before September 15, 2017 (provided that EPR or SRH shall not have this termination right if any Purchaser is then in material breach of any of its representations, warranties, or covenants set forth in the Purchase Agreement);

•	(i) the CLP Board of Directors has made an Adverse Recommendation Change, (ii) CLP enters into an alternative acquisition agreement, (iii) CLP fails to include in this proxy statement/prospectus the recommendation of the CLP Board of Directors in favor of the approval of the Sale, (iv) a tender offer or exchange offer for 20% or more of the outstanding shares of common stock of CLP is commenced and the CLP Board of Directors does not recommend against participation in such tender offer or exchange offer within 10 business days following the commencement of such offer (or, in the event of a material change in the terms of the tender offer or exchange offer, within 10 business days of the announcement of such changes), or (v) CLP has willfully or materially breached its obligations under the no-solicitation provisions of the Purchase Agreement (provided that this termination right shall expire at 5:00 p.m., New York time, on the tenth business days following the date on which EPR and SRH became aware that the event permitting such termination occurred); or

•	there shall have occurred and be continuing an event or occurrence that, individually or in the aggregate, have had or would reasonably be expected to have a Target Company Material Adverse Effect, which Target Company Material Adverse Effect, if it is capable of being cured, has not been cured within 45 days of receipt by CLP of written notice.

Termination Fee and Expenses Payable by CLP to the Purchasers

CLP will be required to pay a termination fee of $25 million plus reimbursable expenses (up to $10 million incurred after June 10, 2016) to the Purchasers if the Purchase Agreement is terminated because CLP enters into an alternative definitive agreement in respect of a Superior Proposal or the CLP Board of Directors has made an Adverse Recommendation Change, CLP enters into an alternative acquisition agreement in respect of another transaction, CLP fails to include in this proxy statement/prospectus the recommendation of the CLP Board of Directors in favor of the approval of the Sale, a tender offer or exchange offer for 20% or more of the outstanding shares of common stock of CLP is commenced and the CLP Board of Directors does not recommend against participation in such tender offer or exchange offer, or CLP has willfully or materially breached its obligations under the no-solicitation provisions of the Purchase Agreement. In addition, CLP will be required to pay reimbursable expenses (up to $6.5 million incurred after June 10, 2016) to the Purchasers if the Purchase Agreement is terminated because CLP stockholders do not approve the Sale or pay reimbursable expenses (up to $10 million incurred after June 10, 2016) to the Purchasers if the Purchase Agreement is terminated because CLP breaches its representations, warranties or covenants set forth in the Purchase Agreement.

Termination Fee and Expenses Payable by the Purchasers to CLP

The Purchasers, on a joint and several basis, will be required to pay a reverse termination fee of $60 million plus reimbursable expenses (up to $10 million incurred after June 10, 2016) to CLP if the Purchase Agreement is terminated because the Purchasers fail to close the Sale as required by the Purchase Agreement after the conditions to the obligations to close have been satisfied or waived. In addition, the Purchasers will be required to pay reimbursable expenses (up to $10 million incurred after June 10, 2016) to CLP if the Purchase Agreement is terminated because the Purchasers breach their representations, warranties or covenants set forth in the Purchase Agreement or pay reimbursable expenses (up to $1.5 million incurred after June 10, 2016) to CLP if the Purchase Agreement is terminated after the date on which the proxy statement is first mailed to CLP’s stockholders because an order, decree or ruling is issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Sale or the other transactions contemplated by the Purchase Agreement under the HSR Act.

The Note and Related Financing Documents

In connection with the Sale, SRH or one or more of its affiliates will acquire the Ski Assets in exchange for cash and SRH’s delivery of a promissory note to CLP in the aggregate principal amount of approximately $243.4 million, subject to certain adjustments set forth in the Purchase Agreement (the “Original Note”), secured by the Ski Assets pursuant to mortgages and/or deeds of trust. At the closing, an affiliate of EPR (“EPR Lender”) will acquire the Original Note from CLP, and EPR Lender, SRH and affiliates of SRH will amend and restate the Original Note as described in “Related Agreements—Joint Buyers Agreement—Amended and Restated Note” in the aggregate principal amount of approximately $243.4 million, plus 65% of third-party transaction costs incurred by SRH and EPR for the Ski Sale and the related financing.

Miscellaneous Provisions

Payment of Expenses

Other than as described above under “—Termination Fee and Expenses Payable by CLP to the Purchasers,” “—Termination Fee and Expenses Payable by the Purchasers to CLP” and elsewhere in this proxy statement/prospectus, the Purchase Agreement provides that each party will pay its own fees and expenses in connection with the Purchase Agreement, except that CLP and EPR will share equally all expenses related to the printing, filing and distribution of a registration statement on Form S-4, of which this proxy statement/prospectus forms a part (other than attorneys’ and accountants’ fees), SRH will pay all filing fees associated with any filings with any antitrust authorities, EPR will pay all out-of-pocket expenses incurred by CLP as a result of owning the Note (excluding legal and other advisory fees other than reasonable legal fees incurred in defending any third party claims), and CLP will pay all expenses related to new base owner’s title insurance policies in those jurisdictions in which the seller of real property customarily pays such costs per local custom or in those jurisdictions in which the custom is silent.

Amendment

The parties to the Purchase Agreement may amend the Purchase Agreement by an instrument in writing signed by each of the parties, provided that, after approval of the Sale and the other transactions contemplated by the Purchase Agreement by CLP’s stockholders, no amendment may be made which by law requires further approval by CLP’s stockholders, without the approval of such stockholders.

Waiver

Prior to the closing of the Sale, CLP may extend the time for performance of any obligation of any Purchaser or waive any inaccuracy in the representations and warranties of any Purchaser or any Purchaser’s compliance with any agreement or condition contained in the Purchase Agreement to the extent permitted by law.

Prior to the closing of the Sale, EPR and SRH may jointly extend the time for performance of any obligation of any Seller Party or waive any inaccuracy in the representations and warranties of any Seller Party or any Seller Party’s compliance with any agreement or condition contained in the Purchase Agreement to the extent permitted by law.

Governing Law

The Purchase Agreement is governed by the laws of the State of Maryland, without giving effect to conflicts of laws principles.

RELATED AGREEMENTS

Joint Buyers Agreement

The following section describes the material provisions of the Joint Buyers Agreement, dated as of November 2, 2016, by and between EPR and SRH (the “Joint Buyers Agreement”), a copy of which is an exhibit to the registration statement of which this proxy statement/prospectus is a part. This summary does not purport to be complete and may not contain all of the information about the Joint Buyers Agreement that is important to you. The summary is subject to, and qualified in its entirety by reference to the full text of, the Joint Buyers Agreement. CLP is not a party to the Joint Buyers Agreement and the Joint Buyers Agreement does not affect the rights and obligations of CLP under the Purchase Agreement. This information is being provided to CLP stockholders as additional information relating to the Sale, but does not constitute a part of the Sale Proposal for which CLP is seeking stockholder approval.

Concurrently with the execution and delivery of the Purchase Agreement, EPR and SRH entered into the Joint Buyers Agreement pursuant to which the parties set forth their rights and obligations with respect to each other as a result of them having entered into the Purchase Agreement. The Joint Buyers Agreement contains a number of representations and warranties made by each of EPR and SRH, including a representation and warranty by the parties that the representations and warranties made by them in the Purchase Agreement are true and correct.

Covenants and Agreements

Cooperation; Access to Information

EPR and SRH have agreed to use their reasonable best efforts to cooperate and assist one another in doing all things necessary, proper and advisable to facilitate the consummation of the Sale, including the preparation and making of all filings and the obtaining of all consents, approvals, authorizations and permits; provided that neither party is required to consummate the Sale. EPR and SRH have also agreed to use their reasonable best efforts to consult each other with respect to all decisions required to be made and to reasonably cooperate in good faith to share information with each other and to keep each other reasonably informed.

Amendments, Waivers and Consents

Subject to the provisions in the Joint Buyers Agreement, neither EPR nor SRH may amend the Purchase Agreement, waive the other party’s rights under the Purchase Agreement or consent to the Seller Parties taking any action otherwise prohibited by the Purchase Agreement or refraining from taking any action otherwise required by the Purchase Agreement, unless such amendment, waiver or consent is approved in writing by the other party; provided, however, that if (i) any such amendment will affect, or such waiver or consent relates solely to actions or inactions that will affect, solely one or more of the Attractions Target Companies or the Attractions Assets and (ii) such amendment, waiver or consent will impose no liability or financial obligation upon SRH or the Canadian Purchaser and result in no material adverse tax consequences to SRH, the Canadian Purchaser, the Ski Target Companies or the Ski Assets (an “Attractions Assets Effect”), then EPR shall have full authority, in its sole and absolute discretion, to approve such amendment or give or refrain from giving such waiver or consent without SRH’s approval.

Company Acquisition Proposals

If CLP delivers a notice of Superior Proposal to EPR and SRH as described in “Purchase Agreement—No Solicitation of Transactions,” EPR and SRH shall confer in good faith as to whether they desire to negotiate with CLP and, if so, they shall endeavor in good faith to propose changes to the terms and conditions of the Purchase Agreement so that such Superior Proposal ceases to constitute a Superior Proposal. Notwithstanding the foregoing, each of EPR and SRH may agree or disagree in its sole and absolute discretion for any reason or no reason with respect to any proposed changes to the Purchase Agreement and either party may at any time withdraw from such negotiations with CLP.

Amended and Restated Note

The amended and restated Note will provide SRH with the ability to receive certain additional advances to fund a portion of certain capital expenditures and deferred maintenance obligations and shall have an original term of five years (the “Original Term”) with an interest rate of 8.5% and will be secured by mortgages of and security interests in all of the existing and future assets of SRH and its affiliates that own the Ski Assets. SRH and its affiliates shall have the option to extend the Original Term for three successive terms (each, an “Extension Option”) of 30 months (each, an “Extension Period”), so long as (i) no event of default shall have occurred at the time the applicable Extension Option is exercised or that the applicable Extension Period is to commence, and (ii) SRH and its affiliates have notified EPR Lender of their option to exercise the applicable Extension Option not earlier than 180 days and no later than 120 days prior to expiration of the applicable term. Provided that there is no continuing event of default and SRH has satisfied certain customary conditions, EPR has also agreed to fund up to 65% of certain identified capital expenditure costs and deferred maintenance obligations up to a maximum of $52 million, provided SRH has either previously funded or contemporaneously funds the remaining 35% of such costs. EPR has also agreed to fund up to 65% of additional capital items, subject to EPR’s consent, which may not be unreasonably withheld, up to a maximum of $26 million (which amount may be increased to approximately $31 million if SRH elects to make a corresponding reduction in the maximum amount available under the preceding sentence) provided (i) there is no continuing event of default and SRH has satisfied certain customary conditions, (ii) SRH continues to be controlled by Och-Ziff Real Estate Capital III L.P., (iii) SRH has either previously funded or contemporaneously funds the remaining 35% of such costs, and (iv) such advance would not result in the failure by SRH to meet an applicable debt service coverage ratio. All advances described in this paragraph will bear interest at 8.5%. SRH and EPR have agreed to deliver or cause to be delivered to each other counterparts to the financing documents relating to the amended and restated Note at the closing of the Sale.

Tax Matters

SRH shall cooperate in good faith with EPR and CLP to cause all of the transactions contemplated by the Purchase Agreement to be fully taxable transactions for U.S. federal income tax purposes.

Transaction Expenses

Except as provided in the Purchase Agreement, the Joint Buyers Agreement or the financing documents, whether or not the Sale is consummated, EPR and SRH shall each be solely responsible for (i) its own and its affiliates’ fees and expenses associated with due diligence and legal, accounting and financial advisory services in connection with the Sale, (ii) fees and expenses payable solely by it or its affiliates under the Purchase Agreement, and (iii) fees and expenses payable by the Purchasers collectively under the Purchase Agreement to the extent relating solely to the Attractions Target Companies or the Attractions Assets (in the case of EPR) or the Ski Target Companies or the Ski Assets (in the case of SRH). Notwithstanding the foregoing, SRH has agreed to pay, on demand and from time to time prior to the closing of the Sale, all of EPR Lender’s reasonable expenses in preparing, executing, delivering and administering the financing documents related to the Note and any related amendment, waiver or consent, including the reasonable fees and out-of-pocket expenses of EPR’s or EPR Lender’s third-party consultants, special counsel, Goodwin Procter LLP, and local counsel in each jurisdiction in which the Ski Assets are located. SRH has also agreed to pay all reasonable out-of-pocket expenses incurred by EPR or EPR Lender in connection with the collection of amounts due pursuant to the foregoing sentence and the protection or enforcement of any of EPR’s rights against the Guarantors (as defined below) under the Limited Guaranty. For information about the Limited Guaranty, see “—Limited Guaranty” below.

In addition, in the event that the Purchase Agreement is terminated by SRH because an order, decree or ruling is issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Sale or the other transactions contemplated by the Purchase Agreement under the HSR Act, as described under “Purchase Agreement—Termination of the Purchase Agreement,” SRH shall be solely responsible for the payment of the full amount of CLP’s reimbursable expenses (up to $1.5 million incurred after June 10, 2016). If SRH does not pay the full amount of such reimbursable expenses when such amount is required to be paid, SRH shall indemnify EPR for all losses, damages, costs and expenses EPR incurs as a direct result of non-payment by SRH.

Closing Mechanics

If EPR and SRH unanimously agree that the closing conditions described under “The Purchase Agreement—Conditions to Completion of the Sale” are satisfied, then the parties shall notify CLP in writing, signed by either party, that the closing conditions have been satisfied. If either EPR or SRH believes that one or more of the closing conditions have not been satisfied, EPR and SRH shall endeavor to discuss in good faith which closing condition has not been satisfied and whether such condition can be waived. If either EPR or SRH continues to believe in good faith that a closing condition has not been satisfied and either EPR or SRH (to the extent permitted by law) is unable or unwilling to waive such closing condition, then the parties shall promptly notify CLP of such failure of the applicable condition to be satisfied. Notwithstanding the foregoing, SRH shall not have the unilateral right to cause the parties to notify CLP that a closing condition has not been satisfied solely on the basis of a failure, or purported failure, of one or more closing conditions that have solely an Attractions Assets Effect.

Termination of the Purchase Agreement

If either EPR or SRH desires to terminate the Purchase Agreement, the party desiring to terminate the Purchase Agreement shall notify the other party, and the party desiring to terminate the Purchase Agreement shall deliver a termination notice to CLP in accordance with the Purchase Agreement; provided, however, that SRH shall not have the unilateral right to cause the parties to terminate the Purchase Agreement on the basis of facts that have solely an Attractions Assets Effect and EPR shall not have the unilateral right to cause the parties to terminate the Purchase Agreement because an order, decree or ruling is issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Sale or the other transactions contemplated by the Purchase Agreement under the HSR Act.

If the termination fee or any reimbursable expenses are required to be paid by CLP to the Purchasers pursuant to the Purchase Agreement as a result of a termination of the Purchase Agreement, then any such amount shall be split 54.9% and 45.1% between EPR and SRH, respectively. The percentage split, which is referred to herein as the Proportionate Share, reflects the proportion of the total consideration that will be paid to CLP by EPR (i.e., cash plus the Share Consideration) and SRH (i.e., cash plus the principal amount of the Note) at closing. Similarly, except as provided otherwise, if the termination fee or any reimbursable expenses are required to be paid by the Purchasers to CLP pursuant to the Purchase Agreement as a result of a termination of the Purchase Agreement, then EPR and SRH shall each pay their Proportionate Share of the termination fee and any reimbursable expenses to CLP. If one party pays its Proportionate Share of the termination fee and/or any reimbursable expenses to CLP when such amounts are required to be paid and the other party does not, then, provided that such paying party is not the Sole Responsible Party (as defined below), the non-paying party shall indemnify the paying party for all losses, damages, costs and expenses incurred by the paying party.

In the case where one party is determined to be the Sole Responsible Party, if the termination fee or any reimbursable expenses are required to be paid to CLP pursuant to the Purchase Agreement as a result of a termination of the Purchase Agreement, then the Sole Responsible Party shall pay the entire termination fee and reimbursable expenses to CLP. If the Sole Responsible Party does not pay the entire termination fee and reimbursable expenses when such amounts are required to be paid, then it shall indemnify the other party for all losses, damages, costs and expenses the other party incurs as a direct result of non-payment by the Sole

Responsible Party. In addition, solely in the case of where (i) one party is determined to be the Sole Responsible Party and (ii) the termination fee and/or any reimbursable expenses are required to be paid to CLP pursuant to the Purchase Agreement as a result of a termination of the Purchase Agreement, the Sole Responsible Party shall pay the other party an amount equal to $5 million.

A party shall be the “Sole Responsible Party” if (i) such party admits in writing in its sole and absolute discretion that it is the Sole Responsible Party or (ii) a court of competent jurisdiction in a final non-appealable (or unappealed) judgment finds both (x) that such party caused the termination fee or reimbursable expenses to become payable, and (y) that the other party, at the time of the termination of the Purchase Agreement caused by the defaulting party, was (or, using its commercially reasonable efforts, would have been, by September 15, 2017) ready, willing and able to and intended to consummate, and but for the termination of the Purchase Agreement caused by the defaulting party would have consummated, the Sale by September 15, 2017.

To assist a party who is contemplating terminating the Purchase Agreement in assessing the risk that it may be determined to be the Sole Responsible Party, the initiating party may request that the other party indicate whether it too wants to terminate the Purchase Agreement. If the other party indicates that it does not want to terminate the Purchase Agreement, the initiating party may request that the other party deliver to the initiating party a written notice certifying that the other party’s board of trustees or manager, as applicable, determined, based on a review of the matter following the initiating party’s request, that the other party is in fact (or, using its commercially reasonable efforts, would be by September 15, 2017) ready, willing and able, and does intend to, consummate the Sale by September 15, 2017.

Neither EPR nor SRH shall enter into a separate settlement with CLP regarding the termination fee, reimbursable expenses or any other damages or liabilities to CLP for which both parties are jointly and severally liable, unless the other party consents in writing or the settlement provides (to the other party’s reasonable satisfaction) that CLP will not seek to recover against the other party any of the termination fee, reimbursable expenses or any such other damages or liabilities.

Indemnification

From and after the closing of the Sale or a termination of the Purchase Agreement, each of EPR and SRH has agreed to indemnify the other party and the other party’s affiliates and representatives against, and hold them harmless from, any and all losses, liabilities, damages and costs arising out of, resulting from or related to, any fraud or willful breach of the Purchase Agreement or the Joint Buyers Agreement by the indemnifying party or its affiliates and the costs and expenses of the indemnified party in enforcing its rights under the Joint Buyers Agreement.

Except as otherwise provided in the Joint Buyers Agreement, from and after the closing of the Sale or a termination of the Purchase Agreement:

•	EPR has agreed to indemnify SRH and its affiliates and representatives against, and hold them harmless from, any and all losses, liabilities, damages and costs arising out of, resulting from or related to the Attractions Assets, the authorization or validity of the Share Consideration and any untrue statement or alleged untrue statement of a material fact contained in any securities filings made by EPR (provided any filings that are made jointly with any party shall be subject to this provision only to the extent of information relating to EPR, its assets or operations, and the Share Consideration), the parties’ obligations under the Purchase Agreement with respect to CLP’s ownership of the Note, and the costs and expenses of SRH in enforcing its rights described in this sentence.

•

SRH has agreed to indemnify EPR and its affiliates and representatives against, and hold them harmless from, any and all losses, liabilities, damages and costs arising out of, resulting from or related to the Ski Assets (except to the extent arising out of, resulting from, or related to EPR Lender’s conduct with respect to the Ski Assets), any information contained in or omitted from any securities filings made by EPR in connection with the Sale in reliance upon and in conformity with information furnished in writing to EPR by SRH or its representatives expressly for use in such securities filings, payment of reimbursable expenses in the event that the Purchase Agreement is terminated because an order, decree or ruling is issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Sale or the other transactions contemplated by the Purchase Agreement under the HSR Act, and the costs and expenses of EPR in enforcing its rights described in this sentence.

Except for any liability described above, neither party shall have any obligation or liability to the other party under the Purchase Agreement or the Joint Buyers Agreement. In addition, the maximum aggregate liability that may be owed by either party under the Joint Buyers Agreement for the other party’s losses, liabilities, damages and costs arising out of or relating to the failure of the Sale to be consummated, or a breach of the Joint Buyers Agreement, shall not exceed $75 million.

Amendments and Waivers

The Joint Buyers Agreement may be amended or modified only by a written instrument signed by EPR and SRH. No waiver under the Joint Buyers Agreement shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the waiver is sought.

Governing Law

The Joint Buyers Agreement is governed by the laws of the State of Maryland, without giving effect to conflicts of laws principles.

Limited Guaranty

Concurrently with the execution and delivery of the Joint Buyers Agreement, certain investment funds affiliated with Och-Ziff Real Estate (collectively, the “Guarantors”) entered into a Limited Guaranty in favor of EPR.

Pursuant to the Limited Guaranty, the Guarantors have severally and not jointly guaranteed to EPR the punctual and complete payment when due of the payment obligations of SRH and the Canadian Purchaser, or any of their respective successor or assigns, that arise under the Joint Buyers Agreement in an amount up to $75 million (the “Liability Cap”). If SRH or the Canadian Purchaser defaults in the payment of its obligations under the Joint Buyers Agreement, the Guarantors shall, subject to the right to assert defenses that SRH or the Canadian Purchaser may have, make such payment or otherwise cause such payment to be made within five business days after the receipt by the Guarantors of written notice from EPR of such default under the Joint Buyers Agreement. A payment demand shall be in writing and shall reasonably specify what amount SRH or the Canadian Purchaser has failed to pay, and an explanation of why such payment is due, with a specific statement that EPR is calling upon the Guarantors to pay under the Limited Guaranty.

The Liability Cap shall apply to the Guarantors’ several obligations in proportion to their respective allocated guaranty amounts. The sum of the Guarantors’ allocated guaranty amount shall at all times equal 100%. The Limited Guaranty shall terminate and be of no further force and effect after the earliest to occur of (i) the closing of the Sale, (ii) such time that CLP is required to pay, and EPR and SRH actually receive, the termination fee of $25 million or reimbursable expenses as described under “The Purchase Agreement—Termination of the Purchase Agreement—Termination Fee and Expense Payable by CLP to the Purchasers,” (iii) such time that SRH has no further obligations pursuant to the terms of the Joint Buyers Agreement and (iv) such time that obligations equal to the Liability Cap have been paid in full.

PROPOSAL TWO—THE PLAN OF DISSOLUTION PROPOSAL

General

CLP is seeking stockholder approval of the Plan of Dissolution Proposal at the special meeting. The Plan of Dissolution was approved by the CLP Board of Directors on November 1, 2016, subject to (i) the consummation of the Sale and (ii) the CLP stockholder’s approval of the Plan of Dissolution. The following summary describes the material provisions of the Plan of Dissolution. This summary does not purport to be complete and may not contain all of the information about the Plan of Dissolution that might be important to you. The Plan of Dissolution is attached to this proxy statement/prospectus as Annex B and is incorporated by reference into this proxy statement/prospectus. CLP encourages you to read it carefully in its entirety for a more complete understanding of the Plan of Dissolution. By approving the Plan of Dissolution, CLP stockholders will be approving the dissolution of CLP under Section 3-403 of the MGCL.

Although CLP is proposing that the CLP stockholders approve the Plan of Dissolution Proposal at the same time as the Sale Proposal, the Plan of Dissolution is an entirely separate transaction from the Sale. The CLP stockholders may approve the Sale without regard to the Plan of Dissolution; provided, that, approval of the Plan of Dissolution Proposal is contingent upon the approval of the Sale Proposal. If the CLP stockholders approve the Sale Proposal, CLP may consummate the Sale even if its stockholders do not approve the Plan of Dissolution.

Principal Provisions of the Plan of Dissolution

Pursuant to the terms of the Purchase Agreement, upon the closing of the Sale, CLP will transfer all of its remaining properties to the Purchasers. Following the closing of the Sale, CLP’s assets will primarily consist of (i) approximately $647 million of EPR common shares, subject to a collar mechanism in accordance with the terms of the Purchase Agreement; (ii) approximately $183 million in cash, subject to adjustment in accordance with the terms of the Purchase Agreement; and (iii) any additional cash and cash equivalents received from the prior sale of CLP’s other properties. At or promptly following the closing of the Sale, CLP expects that it will:

•	pay all outstanding transaction fees and expenses payable to its professional advisors and public accountants upon consummation of the Sale;

•	pay or provide for its liabilities and expenses, which may include the purchase of insurance or the establishment of a reserve fund to provide for payment of contingent or unknown liabilities;

•	distribute the remaining proceeds of the liquidation to CLP’s stockholders after the payment of or provision for CLP’s liabilities and expenses, in accordance with CLP’s Articles and bylaws, and take all necessary or advisable actions to wind-up its affairs;

•	if the liquidation and dissolution is not completed within 24 months after CLP stockholder approval of the Plan of Dissolution, or if the CLP Board of Directors and the Special Committee otherwise determine that it is advisable to do so, CLP may transfer its remaining assets and liabilities to a liquidating trust and distribute the interests in the liquidating trust to CLP’s stockholders; and

•	wind-up its operations and dissolve CLP, all in accordance with the Plan of Dissolution attached hereto as Annex B.

In accordance with the Plan of Dissolution, CLP will commence a formal process whereby it will give notice of its dissolution and allow its creditors an opportunity to come forward to make claims for amounts owed to them. Once CLP has complied with the applicable statutory requirements and either repaid its creditors or reserved amounts for payment to its creditors, including amounts required to cover as-yet unknown or contingent liabilities, CLP will distribute any remaining amount of its assets, less any reserved amounts for the payment of its ongoing expenses, to the CLP stockholders.

If the Plan of Dissolution Proposal is approved, the CLP Board of Directors will take such actions as it deems, in its absolute discretion, necessary, appropriate or advisable to effect CLP’s liquidation and dissolution.

Within 30 days of the date of approval of the Plan of Dissolution Proposal by the CLP stockholders, CLP will file a Form 966 with the IRS, together with a certified copy of the Plan of Dissolution. Not less than 20 days before the filing of the Articles of Dissolution with the SDAT, CLP will mail a notice of the dissolution to all known creditors of CLP. CLP’s dissolution will become effective, in accordance with the MGCL, upon proper filing of the Articles of Dissolution with, and acceptance for record of the Articles of Dissolution by, the SDAT or upon such later date as may be specified in the Articles of Dissolution, which is referred to as the dissolution date. From and after the dissolution date, CLP will not engage in any business activities except to the extent necessary to preserve the value of its assets, wind-up its business and affairs, and distribute its assets in accordance with the Plan of Dissolution and pursuant to the MGCL.

CLP may, from time to time, make liquidating distributions of the remaining cash and other assets of CLP not owed or held as security for creditors or held in reserve, if any, to the holders of record of CLP common stock at the close of business on the dissolution date. Such liquidating distributions, if any, will be made to the CLP stockholders on a pro rata basis; all determinations as to the time for and the amount and kind of distributions will be made by the CLP Board of Directors in its absolute discretion, so long as the board of directors does not distribute amounts owed to creditors or required to be held as security for creditors.

Under the Plan of Dissolution, the CLP Board of Directors may modify, amend or abandon the plan of dissolution, notwithstanding stockholder approval, to the extent permitted by the MGCL. CLP will not amend or modify the plan of dissolution under circumstances that would require additional stockholder solicitations under the MGCL or the federal securities laws without complying with the MGCL and the federal securities laws.

CLP’s Conduct Following the Dissolution Date

Following the dissolution date, CLP’s activities will be limited to winding up its affairs, taking such actions as may be necessary to preserve the value of its assets and distributing its assets in accordance with the Plan of Dissolution. CLP will seek to distribute or liquidate all of its assets in such a manner and upon such terms as its board of directors determines to be in the best interests of the CLP stockholders.

The amount of cash and EPR common shares that may ultimately be distributed to CLP stockholders is not yet known. However, CLP currently estimates that as a result of the Sale and CLP’s liquidation and dissolution pursuant to the Plan of Dissolution, CLP stockholders will receive an amount within the estimated range of $2.10 and $2.25 per share of CLP common stock, in cash and Share Consideration (which consists of between approximately 0.024 and 0.029 EPR common shares per share of CLP common stock), excluding amounts previously received by the CLP stockholders on or about November 14, 2016 as a special distribution, funded from the net proceeds of prior dispositions of certain of CLP’s assets as further described in this proxy statement/prospectus. There are many factors that may affect the amounts of cash and EPR common shares available for distribution to CLP stockholders, including, among other things, the collar mechanism discussed elsewhere in this proxy statement/prospectus, the amount of taxes, transaction fees, expenses relating to the dissolution, and unanticipated or contingent liabilities arising hereafter. No assurance can be given as to the amounts CLP stockholders will ultimately receive. If CLP underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount ultimately distributed to CLP stockholders could be less than set forth above.

The CLP Board of Directors and officers will oversee the dissolution and liquidation for a period of time following the closing of the Sale. CLP also anticipates that the independent members of the CLP Board of Directors will receive compensation during this period, although the form and amount of such compensation has not been finally determined.

Reporting Requirements

Whether or not the Plan of Dissolution is approved, CLP has an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, even if compliance with such reporting requirements is economically burdensome. If the Plan of Dissolution is approved by the CLP stockholders, after filing the Articles of Dissolution, in order to curtail expenses, CLP may seek relief from the SEC from the reporting requirements under the Exchange Act (other than with respect to the filling of Current Reports on Form 8-K), but there can be no assurances that the SEC will grant such relief.

CLP Common Stock

CLP currently intends to close its stock transfer books on the dissolution date and at such time cease recording stock transfers and issuing stock certificates (other than replacement certificates).

CLP common stock is not currently listed on any stock exchange.

CLP intends to make a public announcement of the anticipated filing date of the Articles of Dissolution at least three business days in advance of the filing.

Regulatory Approvals

No U.S. federal or state regulatory requirements must be complied with or approvals obtained in connection with the Plan of Dissolution, other than the requirements of the MGCL.

Appraisal Rights

Under Maryland law, the CLP stockholders are not entitled to appraisal rights or to any similar rights of dissenters for their shares of CLP common stock in connection with the transactions contemplated by the Plan of Dissolution.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of CLP common stock entitled to vote thereon is required for the approval of the Plan of Dissolution Proposal.

CLP’S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE PLAN OF DISSOLUTION PROPOSAL.

PROPOSAL THREE—THE ADJOURNMENT PROPOSAL

If, at the special meeting, the number of shares of CLP common stock, present or represented by proxy at the meeting, voting in favor of the approval of the Sale Proposal or the Plan of Dissolution Proposal is insufficient to approve the Sale Proposal or the Plan of Dissolution Proposal under Maryland law, CLP intends to adjourn the special meeting in order to solicit additional proxies in favor of the approval of each of these proposals. In that event, CLP will ask the CLP stockholders to vote only upon the Adjournment Proposal, and not the Sale Proposal or the Plan of Dissolution Proposal.

If at the special meeting the number of shares of CLP common stock, present or represented by proxy, voting in favor of the approval of the Sale Proposal is sufficient to approve the Sale Proposal under Maryland law, but the number of shares of CLP common stock present or represented and voting in favor of the approval of the Plan of Dissolution Proposal is insufficient to approve such proposal under Maryland law, then CLP intends to hold a vote on the Sale Proposal and then adjourn the special meeting as to the Plan of Dissolution Proposal in order to solicit additional proxies in favor of the Plan of Dissolution Proposal. Accordingly, CLP may ask the CLP stockholders to vote at the special meeting only upon certain of the proposals described in this proxy statement/prospectus.

In this proposal, CLP is asking you to approve the postponement or adjournment of the special meeting, and any later postponements or adjournments, to a date or dates not later than 120 days from the record date for the special meeting, in order to enable CLP to solicit additional proxies in favor of the approval of the Sale Proposal and/or the Plan of Dissolution Proposal. If the CLP stockholders approve the Adjournment Proposal, CLP could adjourn the special meeting, and any adjourned session of the special meeting, to a date not later than 120 days from the record date for the special meeting and use the additional time to solicit additional proxies in favor of the approval of the Sale Proposal and/or the Plan of Dissolution Proposal, including the solicitation of proxies from the CLP stockholders that have previously voted against the approval of the Sale Proposal and/or the Plan of Dissolution Proposal. Among other things, approval of the Adjournment Proposal could mean that even if CLP had received proxies representing a sufficient number of votes against the approval of the Sale Proposal and/or the Plan of Dissolution Proposal to defeat either or both of these proposals, CLP could adjourn the special meeting without a vote on the Sale Proposal or the Plan of Dissolution Proposal for up to 30 days and seek during that period to convince the holders of those shares to change their votes to votes in favor of the approval of the Sale Proposal and/or the Plan of Dissolution Proposal.

The Adjournment Proposal requires the affirmative vote of a majority of votes cast at the special meeting, assuming a quorum is present. Abstentions will have no effect on the outcome of the vote on the Adjournment Proposal. No proxy that is specifically marked AGAINST approval of the Sale Proposal or the Plan of Dissolution Proposal will be voted in favor of the Adjournment Proposal, unless it is specifically marked FOR the Adjournment Proposal.

The CLP Board of Directors believes that if the shares of CLP common stock, present or represented by proxy at the special meeting and voting in favor of the approval of the Sale Proposal and/or the Plan of Dissolution Proposal are insufficient to approve the Sale Proposal and/or the Plan of Dissolution Proposal, it is in the best interests of the CLP stockholders to enable CLP, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the Sale Proposal and/or the Plan of Dissolution Proposal to bring about the approval of those proposals.

CLP’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

SUMMARY OF PROPERTIES

Properties Being Acquired by EPR

The Attractions Assets include 21 properties, consisting of the Northstar California Ski Resort, 15 attractions properties (five amusement parks and 10 waterparks) and five family entertainment centers. The Attractions Assets can be grouped into two categories: (i) 12 properties that are currently managed by or on behalf of CLP by independent third parties representing approximately 29% of the total value of the Attractions Assets based upon EPR’s internal estimated allocable portion of the purchase price for such properties and without taking into account the allocation mechanisms set forth in the Purchase Agreement (collectively, the “Managed Attractions Assets”); and (ii) nine properties that are currently subject to triple-net leases representing approximately 71% of the total value of the Attractions Assets based upon EPR’s internal estimated allocable portion of the purchase price for such properties and without taking into account the allocation mechanisms set forth in the Purchase Agreement (collectively, the “Leased Attractions Assets”).

The operations of the Attractions Assets will change significantly upon closing of the Sale. First, EPR will convert seven Managed Attractions Assets currently subject to management agreements into triple-net leases with an affiliate of Premier pursuant to a transition agreement (the “Transition Agreement”). Second, subject to the terms of the Transition Agreement, EPR will enter into amended and restated triple-net leases with Premier at closing with respect to five of the nine Leased Attractions Assets. Third, the leases affecting the four remaining Leased Attractions (Northstar California Ski Resort, Pacific Park, Hawaiian Falls—Garland and Hawaiian Falls—The Colony) will not be modified at closing. Lastly, EPR expects to dispose of the five family entertainment centers after the closing, which will continue to be managed by or on behalf of EPR after the closing and until their sale. In summary, the Attractions Assets can be grouped into the four categories summarized in the chart below:

Asset Type	Estimated Allocable Purchase Price (1)	% of Total Estimated Allocable Purchase Price
Managed Attractions Assets—Converted to triple-net leases at closing	$125.9 million	28%
Managed Attractions Assets—Continued to be managed by or on behalf of EPR	$ 4.3 million	1%
Leased Attractions Assets—Triple-net leases continued with existing tenants	$197.9 million	43%
Leased Attractions Assets—New triple-net leases with existing tenants signed at closing	$127.4 million	28%

Total	$455.5 million	100%

(1)	All references to allocations of the purchase price in this proxy statement/prospectus are based on EPR’s preliminary internal estimates. The acquisition will be accounted for as a business combination using the accounting guidance in Accounting Standards Codification (“ASC”) 805, “Business Combinations.” When a transaction is deemed a business combination, ASC 805 requires the assets and liabilities acquired to be recorded at their acquisition-date fair values and the transaction costs associated with the acquisition are expensed as incurred. The accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Furthermore, the final purchase price allocation must be agreed upon by the parties and is subject to certain purchase price adjustments. Accordingly, EPR’s preliminary internal estimates of the purchase price allocation are preliminary, have been provided solely for informational purposes, and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences between these preliminary estimates and the final acquisition method of accounting may have a material impact on EPR’s future results of operations and financial position following the closing.

The financial information provided below for the Attractions Assets is provided on a prospective basis after giving effect to the closing and EPR’s entry into the new or amended and restated leases as discussed above, which are expected to provide aggregate annual base rent of approximately $43 million, with a weighted-average remaining lease term of 15.7 years (in each case, as calculated below). This prospective financial information is provided in lieu of historical financial information for the Attractions Assets because such historical financial information would not be meaningful to CLP stockholders given the significant changes to the operations of the Attractions Assets post-closing. Historical financial information for the five family entertainment centers is also excluded because such historical financial information is immaterial and EPR expects to dispose of these properties after the closing. EPR believes that the prospective financial information provided below is more meaningful to CLP stockholders as such information is more indicative of the expected operations of the Attractions Assets following the closing.

Ski and Mountain Lifestyle Property and Attractions Properties

The table below sets forth certain information regarding the Northstar California Ski Resort and the attractions properties.

Property (1)	Location	Type	Year Built	Acres	Lease Expiration	Principal Tenant
Ski and Mountain Lifestyle Property
Northstar California Ski Resort (2)	Truckee, CA	Ski	1972	3,170 skiable acres	1/19/2027	Vail Resorts, Inc.
Attractions Properties
Darien Lake (3)	Darien Center, NY	Amusement Park and Waterpark	1981	978	3/31/2037	Premier
Pacific Park (2)(7)	Santa Monica, CA	Amusement Park	1996	2	5/25/2026	Santa Monica Amusement, LLC
Magic Springs & Crystal Falls (3)	Hot Springs, AR	Amusement Park and Waterpark	1978	70	3/31/2037	Premier
Frontier City (3)	Oklahoma City, OK	Amusement Park and Waterpark	1958	113	3/31/2037	Premier
Wild Waves & Enchanted Village (3)	Federal Way, WA	Amusement Park and Waterpark	1977	67	12/31/2029	Premier
Myrtle Waves Water Park (3)(7)	Myrtle Beach, SC	Waterpark	1985	20	3/31/2037	Premier
Wet ‘n’ Wild Phoenix (4)(7)	Glendale, AZ	Waterpark	2009	52	9/30/2033	Premier
Rapids Water Park (4)	Riviera Beach, FL	Waterpark	1979 and 2007	30	3/31/2037	Premier
Wet ‘n’ Wild Palm Springs (4)	Palm Springs, CA	Waterpark	1986	16	3/31/2037	Premier
Wet ‘n’ Wild Hawaii (4)(7)	Kapolei, HI	Waterpark	1999	29	5/31/2029	Premier
Waterworld (3)(7)	Concord, CA	Waterpark	1995	23	5/31/2025	Premier
White Water Bay (3)	Oklahoma City, OK	Waterpark	1980	21	3/31/2037	Premier
Hawaiian Falls-Garland (2)(7)	Garland, TX	Waterpark	2003	12	11/30/2042	Harvest Family Entertainment, LLC
Hawaiian Falls- The Colony (2)(7)	The Colony, TX	Waterpark	2003	12	11/30/2042	Harvest Family Entertainment, LLC
Wet ‘n’ Wild SplashTown (4)	Spring, TX	Waterpark	1981	83	3/31/2037	Premier

	Total Estimated Allocable Purchase Price	Total Annual Base Rent (5)	Total Acres	Weighted Average Remaining Lease Term (6)
Ski and Mountain Lifestyle Property	$157 million	$13 million	3,170	10.3 years
Attractions Properties	$294 million	$30 million	1,528	18.1 years
Total	$451 million	$43 million	4,698	15.7 years

(1)	All properties are anticipated to be 100% leased at closing.

(2)	Property is a Leased Attractions Asset subject to an existing triple-net lease that will remain in place after closing.
(3)	Property is currently a Managed Attractions Asset managed by affiliates of Premier, but will be converted into a triple-net lease property leased by Premier at closing.
(4)	Property is a Leased Attractions Asset subject to an existing triple-net lease with Premier that will be amended at closing with Premier continuing as the tenant.
(5)	Based on the terms of the new or amended leases that will become effective upon closing or existing leases that will remain in place after closing. Annual base rent does not represent historical amounts. Rather, all references to annual base rent in this proxy statement/prospectus refer to the contracted annual base rent for the property under the new, amended or continuing leases for the fiscal year ending December 31, 2017 assuming that the closing occurred as of January 1, 2017. Annual base rent does not include tenant recoveries, additional rents or other lease-related adjustments.
(6)	Average remaining lease term weighted based on annual base rent revenue.
(7)	Third-party ground leased property. Fee simple interest in the real estate is held by an unrelated third-party. The property interest being acquired are leasehold interests and pursuant to the applicable subleases to Premier, Premier will be responsible for performing the obligations thereunder.

Family Entertainment Centers

The table below sets forth certain information regarding the five family entertainment centers. EPR’s total estimated allocable purchase price for these properties is approximately $4.3 million.

Property (1)	Location	Year Built	Acres	Operator
Mountasia Family Fun Center	North Richland Hills, TX	1994	14	Amusement Management Partners, LLC
Zuma Fun Center—Houston South	Houston, TX	1990	3	Amusement Management Partners, LLC
Funtasticks Family Fun Park	Tucson, AZ	1994	5	Amusement Management Partners, LLC
Adventure Landing	Pineville, NC	1991	11	Adventure Management, LLC
Camelot Park	Bakersfield, CA	1992	6	Amusement Management Partners, LLC
Total			39

(1)	EPR expects to dispose of the five family entertainment centers after the closing, which represent the remaining Managed Attractions Assets that will continue to be managed by or on behalf of EPR after the closing.

Description of Tenants

At closing, EPR is expected to have a total of four new tenants for the Attractions Assets, which pursuant to the terms of the triple-net leases are expected to be in effect at closing. These new, amended and existing leases provide or will provide aggregate annual base rent of approximately $43 million. The aggregate annual base rent for these properties represents approximately 10.2% and 58.9% of EPR’s total revenue and EPR’s Recreation segment total revenue for the fiscal year ended December 31, 2015, respectively, and the nine-month pro rata portion of the aggregate annual base rent for these properties represents approximately 8.9% and 44.7% of EPR’s total revenue and EPR’s Recreation segment total revenue for the nine months ended September 30, 2016, respectively.

The following is a summary of each of the tenants for the Attractions Assets.

Vail Resorts, Inc.

Vail Resorts, Inc. (“Vail Resorts”), through its subsidiaries, is a leading global mountain resort operator. Vail Resorts’ subsidiaries operate 11 mountain resorts and three urban ski areas, including Vail, Beaver Creek, Breckenridge and Keystone in Colorado; Park City and Canyons in Utah; Heavenly, Northstar California Ski Resort and Kirkwood in the Lake Tahoe area of California and Nevada; Whistler Blackcomb in British Columbia, Canada; Perisher in Australia; Wilmot Mountain in Wisconsin; Afton Alps in Minnesota; and

Mt. Brighton in Michigan. Vail Resorts owns and/or manages a collection of casually elegant hotels under the RockResorts brand, as well as the Grand Teton Lodge Company in Jackson Hole, Wyoming. Vail Resorts Development Company is the real estate planning and development subsidiary of Vail Resorts. Vail Resorts is a publicly held company traded on the NYSE (NYSE: MTN). Vail Resorts, through its subsidiaries (Northstar Group Commercial Properties, LLC and Trimont Land Company, Inc.), presently leases the Northstar California Ski Resort from CLP pursuant to triple-net leases, which are expected to remain in place following the closing. The aggregate annual base rent for the Northstar California Ski Resort represents approximately 3.1% and 18.1% of EPR’s total revenue and EPR’s Recreation segment total revenue for the fiscal year ended December 31, 2015, respectively, and the nine-month pro rata portion of the aggregate annual base rent for this property represents approximately 2.7% and 13.7% of EPR’s total revenue and EPR’s Recreation segment total revenue for the nine months ended September 30, 2016, respectively.

Premier Parks, LLC

Premier was founded in 2011 and owns or operates several amusement parks and waterparks located in the United States and Canada. Premier presently manages the following attractions properties on behalf of CLP: Darien Lake, Frontier City, Myrtle Waves Water Park, White Water Bay and Wild Waves & Enchanted Village. EPR has entered into the Transition Agreement pursuant to which these properties will be converted into triple-net leased properties leased by affiliates of Premier at closing. Affiliates of Premier presently lease the following attractions properties from CLP: Wet ‘n’ Wild Phoenix; Rapids Water Park; Wet ‘n’ Wild Palm Springs; Wet ‘n’ Wild Hawaii; and Wet ‘n’ Wild SplashTown. EPR will also enter into amended triple-net leases with affiliates of Premier pursuant to the Transition Agreement for these properties. In addition, and subject to the terms of the Transition Agreement, EPR will enter into leases with affiliates of Premier pursuant to which they would become the tenants of the following attractions properties, which are currently managed on behalf of CLP by third parties, which would be converted into triple-net leased properties leased by affiliates of Premier at closing: Magic Springs & Crystal Falls Water and Theme Park; and Waterworld. Each of the foregoing leases is conditioned upon and will become effective at closing. The aggregate annual base rent for the properties to be leased to affiliates of Premier at closing represents approximately 5.8% and 33.5% of EPR’s total revenue and EPR’s Recreation segment total revenue for the fiscal year ended December 31, 2015, respectively, and the nine-month pro rata portion of the aggregate annual base rent for these properties represents approximately 5.0% and 25.5% of EPR’s total revenue and EPR’s Recreation segment total revenue for the nine months ended September 30, 2016, respectively.

Harvest Family Entertainment, LLC

Harvest Family Entertainment, LLC (“Harvest”) was founded in 2004. Harvest’s line of business includes operating amusement parks and children’s parks. Harvest presently leases the following attractions properties from CLP pursuant to triple-net leases, which will continue following the closing: Hawaiian Falls—Garland; and Hawaiian Falls—The Colony.

Santa Monica Amusements LLC

Santa Monica Amusements LLC (“SMA”), doing business as Pacific Park, owns and operates a family amusement park on the Santa Monica Pier. SMA’s amusement park amenities include amusement rides and games; outlets that offer food and drinks/desserts; and retail shops that offer t-shirts, gifts, handbags, shot glasses, clocks, and artwork and coffee table books. SMA was founded in 1996 and is based in Santa Monica, California. SMA presently leases the Pacific Park attractions property from CLP pursuant to a triple-net lease, which is expected to continue following the closing.

Lease Expirations

The table below sets forth information regarding the expirations of the new, amended or continuing leases for the Attractions Assets, which would be effective following the closing.

Year of Lease Expiration	Number of Leases Expiring	Total Acres of Expiring Leases	Annual Base Rent Under Expiring Leases (1)	% of EPR’s Total Revenue for Year Ended December 31, 2015
2017	0	0	$0	0%
2018	0	0	0	0%
2019	0	0	0	0%
2020	0	0	0	0%
2021	0	0	0	0%
2022	0	0	0	0%
2023	0	0	0	0%
2024	0	0	0	0%
2025	1	23	1,517,605	0.4%
2026	0	0	0	0%
Thereafter	15	4,675	41,254,936	9.8%

Total	16	4,698	$42,772,541	10.2%

(1)	Based on the terms of the new or amended leases that will become effective upon closing or existing leases that will remain in place after closing. Annual base rent does not represent historical rental amounts. Rather, all references to annual base rent in this proxy statement/prospectus refer to the contracted annual base rent for the property under the new, amended or continuing leases for the fiscal year ending December 31, 2017 assuming that the closing occurred as of January 1, 2017. Annual base rent does not include tenant recoveries, additional rents or other lease-related adjustments.

Description of Properties

Ski and Mountain Lifestyle Property

Northstar California Ski Resort

Northstar California Ski Resort is a ski resort located in Truckee, California. Northstar Ski Resort is comprised of (i) a mountain resort containing approximately 3,170 skiable acres, 20 lifts, 487 snowmaking guns, approximately 100 trails, eight terrain parks and approximately 35 miles of snowmaking pipeline and (ii) an approximately 80,000 square foot retail village containing 42 retail spaces. Northstar California Ski Resort is currently leased to Northstar Group Commercial Properties, LLC and Trimont Land Company, Inc., subsidiaries of Vail Resorts, and the existing leases will continue following closing.

Attractions Properties

Darien Lake

Darien Lake is a 978-acre combination amusement park and waterpark located at 9993 Allegheny Road, Darien Center, New York 14036. Darien Lake was built in 1981 and has 50 rides. Darien Lake is currently managed by affiliates of Premier; however, as described above, the property that is currently subject to a management agreement will be converted into a triple-net lease with Premier effective upon closing.

Pacific Park

Pacific Park is a two-acre amusement park located at 380 Santa Monica Pier, Santa Monica, California 90401. Pacific Park was built in 1996 and has 18 rides. Pacific Park is currently leased to SMA pursuant to a triple-net lease, and the existing lease will continue following the closing.

Magic Springs & Crystal Falls Water and Theme Park

Magic Springs & Crystal Falls Water and Theme Park is a 70-acre combination amusement park and waterpark located at 1701 E. Grand Ave., Hot Springs, Arkansas 71901. Magic Springs & Crystal Falls Water and Theme Park was built in 1978 and has 30 rides. Magic Springs & Crystal Falls Water and Theme Park is currently managed by affiliates of Premier; however, as described above, the property that is currently subject to a management agreement will be converted into a triple-net lease with Premier effective upon closing.

Frontier City

Frontier City is a 113-acre amusement park located at 11501 N I-35 Service Road, Oklahoma City, Oklahoma 73131. Frontier City was built in 1958 and has 34 rides. Frontier City is currently managed by affiliates of Premier; however, as described above, the property that is currently subject to a management agreement will be converted into a triple-net lease with Premier effective upon closing.

Wild Waves & Enchanted Village

Wild Waves and Enchanted Village is a 67-acre combination amusement park and waterpark located at 36201 Enchanted Parkway South, Federal Way, Washington 98003. Wild Waves and Enchanted Village was built in 1977 and has 55 rides. Wild Waves and Enchanted Village is currently managed by affiliates of Premier; however, as described above, the property that is currently subject to a management agreement will be converted into a triple-net lease with Premier effective upon closing.

Myrtle Waves Water Park

Myrtle Waves Water Park is a 20-acre waterpark located at 3000 Mr. Joe White Avenue, Myrtle Beach, South Carolina 29577. Myrtle Waves Water Park was built in 1985 and has 17 rides. Myrtle Waves Water Park is currently managed by affiliates of Premier; however, as described above, the property that is currently subject to a management agreement will be converted into a triple-net lease with Premier effective upon closing.

Wet ‘n’ Wild Phoenix

Wet ‘n’ Wild Phoenix is a 52-acre waterpark located at 4243 W. Pinnacle Peak Road, Glendale, Arizona 85310. Wet ‘n’ Wild Phoenix was built in 2009 and has 20 rides. Wet ‘n’ Wild Phoenix is currently leased by Premier; however, as described above, a new triple-net lease with Premier will become effective upon closing.

Rapids Water Park

Rapids Water Park is a 30-acre waterpark located at 6566 N. Military Trail, Riviera Beach, Florida 33407. Rapids Water Park was built in 1979 and has 45 rides. Rapids Water Park is currently leased by Premier; however, as described above, a new triple-net lease with Premier will become effective upon closing.

Wet ‘n’ Wild Palm Springs

Wet ‘n’ Wild Palm Springs is a 16-acre waterpark located at 1500 S Gene Autry Trail, Palm Springs, California 92264. Wet ‘n’ Wild Palm Springs was built in 1986 and has 16 rides. Wet ‘n’ Wild Palm Springs is currently leased by Premier; however, as described above, a new triple-net lease with Premier will become effective upon closing.

Wet ‘n’ Wild Hawaii

Wet ‘n’ Wild Hawaii is a 29-acre waterpark located at 400 Farrington Highway, Kapolei, Hawaii 96707. Wet ‘n’ Wild Hawaii was built in 1999 and has 25 rides. Wet ‘n’ Wild Hawaii is currently leased by Premier; however, as described above, a new triple-net lease with Premier will become effective upon closing.

Waterworld

Waterworld is a 23-acre waterpark located at 1950 Waterworld Parkway, Concord, California 94520. Waterworld was built in 1995 and has 26 rides. Waterworld is currently managed by affiliates of Premier; however, as described above, the property that is currently subject to a management agreement will be converted into a triple-net lease with Premier effective upon closing.

White Water Bay

White Water Bay is a 21-acre waterpark located at 3908 W. Reno Avenue, Oklahoma City, Oklahoma 73107. White Water Bay was built in 1980 and has 17 rides. White Water Bay is currently managed by affiliates of Premier; however, as described above, the property that is currently subject to a management agreement will be converted into a triple-net lease with Premier effective upon closing.

Hawaiian Falls—Garland

Hawaiian Falls—Garland is a 12-acre waterpark located at 4550 N. Garland Avenue, Garland, Texas 75040. Hawaiian Falls—Garland was built in 2003 and has 15 rides. Hawaiian Falls—Garland is currently leased to Harvest pursuant to a triple-net lease, and the existing lease will continue following the closing.

Hawaiian Falls—The Colony

Hawaiian Falls—The Colony is a 12-acre waterpark located at 4400 Paige Road, The Colony, Texas 75056. Hawaiian Falls—The Colony was built in 2003 and has 15 rides. Hawaiian Falls—The Colony is currently leased to Harvest pursuant to a triple-net lease, and the existing lease will continue following the closing.

Wet ‘n’ Wild SplashTown

Wet ‘n’ Wild SplashTown is an 83-acre waterpark located at 21300 Interstate 45 N., Spring, Texas 77373. Wet ‘n’ Wild SplashTown was built in 1981 and has 40 rides. Wet ‘n’ Wild SplashTown is currently leased by Premier; however, as described above, a new triple-net lease with Premier will become effective upon closing.

Family Entertainment Centers

Mountasia Family Fun Center

Mountasia Family Fun Center is a 14-acre family entertainment center located at 8851 Boulevard 26, North Richland, Texas 76180. Mountasia Family Fun Center was built in 1994 and has two miniature golf courses, go-karts, bumper boats, batting cages, paintball fields and an arcade. Mountasia Family Fun Center is currently managed by Amusement Management Partners, LLC (“AMP”) and will continue to be managed by AMP following the closing. As discussed above, EPR intends to dispose of this property following the closing.

Zuma Fun Center—Houston South

Zuma Fun Center—Houston South is a three-acre family entertainment center located at 6767 Southwest Freeway, Houston, Texas 77074. Zuma Fun Center—Houston South was built in 1990 and has a miniature golf course, batting cages, bumper boats and go-karts. Zuma Fun Center—Houston South is currently managed by AMP and will continue to be managed by AMP following the closing. As discussed above, EPR intends to dispose of this property following the closing.

Funtasticks Family Fun Center

Funtasticks Family Fun Center is a five-acre family entertainment center located at 221 E. Wetmore Road, Tucson, Arizona 85705. Funtasticks Family Fun Center was built in 1994 and has a miniature golf course, go-karts, batting cages, bumper boats and a kiddie land with rides. Funtasticks Family Fun Center is currently managed by AMP and will continue to be managed by AMP following the closing. As discussed above, EPR intends to dispose of this property following the closing.

Adventure Landing

Adventure Landing is an 11-acre family entertainment center located at 10400 Cadillac Street, Pineville, North Carolina 28134. Adventure Landing was built in 1991 and has a miniature golf course, batting cages, bumper boats and go-karts. Adventure Landing is currently managed by Adventure Management, LLC (“AM”) and will continue to be managed by AM following the closing. As discussed above, EPR intends to dispose of this property following the closing.

Camelot Park

Camelot Park is a six-acre family entertainment center located at 1251 Oak Street, Bakersfield, California 93304. Camelot Park was built in 1992 and has a miniature golf course, go-karts, batting cages and an arcade. Camelot Park is currently managed by AMP and will continue to be managed by AMP following the closing. As discussed above, EPR intends to dispose of this property following the closing.

Properties Securing Note

EPR is providing acquisition financing to SRH in connection with the Ski Sale. This loan will be secured by mortgages on all of the assets being acquired by SRH in an original principal amount which will be equal to approximately $243.4 million plus 65% of EPR’s and SRH’s transaction costs and fees for the Ski Sale and the related financing. The table below contains information regarding the mortgage financing that EPR will provide to SRH. See “Related Agreements—Joint Buyers Agreement—Amended and Restated Note” for a more detailed description of this mortgage financing.

Borrower	Principal Amount	Term		Interest Rate	Guarantors
SRH (2)	$243,400,000	5 years	(1)	8.5%	(3)

(1)	The initial term may be extended by three 30-month extension periods.
(2)	Borrowers also include Ski Resort Sub A LLC, Ski Resort Sub B LLC, Ski Canada Owner LP, CLP Snoqualmie, LLC, CLP Brighton, LLC, CLP Gatlinburg Partnership, LP, CLP Loon Mountain, LLC, CLP Sunday River, LLC, CLP Sugarloaf, LLC, CLP Crusted Butte, LLC, CLP Okemo Mountain, LLC, CLP Mount Sunapee, LLC, CLP Jiminy Peak, LLC CLP Mountain High, LLC CLP Stevens Pass, LLC and CLP Sierra, LLC, each of which is a Target Company that is being acquired by SRH as part of the Ski Sale.
(3)	Och-Ziff Real Estate Fund III, L.P., Och-Ziff Real Estate Parallel Fund III A, L.P., Och-Ziff Real Estate Parallel Fund III B, L.P., Och-Ziff Real Estate Parallel Fund III D, L.P. and Och-Ziff Real Estate Parallel Fund III E, L.P. and OZNJ Real Estate Opportunities, L.P. See “Related Agreements—Limited Guaranty.”

The aggregate expected annual payments to be received by EPR from SRH for this mortgage note represents approximately 4.9% and 28.5% of EPR’s total revenue and EPR’s Recreation segment total revenue for the fiscal year ended December 31, 2015, respectively, and the nine-month pro rata portion of the aggregate expected annual payments for this note represents approximately 4.3% and 21.6% of EPR’s total revenue and EPR’s Recreation segment total revenue for the nine months ended September 30, 2016, respectively.

The table below summarizes the properties secured by mortgages in favor of EPR in connection with the Ski Sale.

Property	Location	Operator/Tenant	Year Opened	Lifts	Skiable Acres (1)
Loon Mountain Resort	Lincoln, NH	Boyne Resorts	1966	12	370
The Summit-at-Snoqualmie	Snoqualmie Pass, WA	Boyne Resorts	1937	24	1,981
Brighton	Brighton, UT	Boyne Resorts	1936	7	1,050
Gatlinburg Sky Lift	Gatlinburg, TN	Boyne Resorts	1953	1	N/A
Cypress Mountain	West Vancouver, BC	Boyne Resorts	1984	9	600
Sunday River	Newry, ME	Boyne Resorts	1959	15	820
Sugarloaf	Carrabassett Valley, ME	Boyne Resorts	1950	14	1,230
Crested Butte Mountain Resort	Crested Butte, CO	Triple Peaks	1961	15	1,547
Okemo Mountain Resort	Ludlow, VT	Triple Peaks	1955	19	655
Mount Sunapee	Newbury, NH	Triple Peaks	1948	11	233
Jiminy Peak Mountain Resort	Hancock, MA	The Fairbanks Group	1947	9	167
Mountain High	Wrightwood CA	Mountain High Resort Associates	1978	14	290
Stevens Pass	Skykomish, WA	Stevens Pass Mountain Resort	1937	10	1,125
Sierra-at-Tahoe	Twin Bridges, CA	Booth Creek	1946	14	2,000
Total				174	12,068

(1)	Skiable acres include acres for the entire property, which may include areas that are not subject to mortgages and/or deeds of trust in favor of EPR or are subject to forest service permits, ground lessor consents or other third-party rights.

Description of Properties Securing the Note

Loon Mountain Resort

Loon Mountain Resort is located in Lincoln, New Hampshire approximately two hours north of Boston. The resort consists of approximately 370 skiable acres, 12 lifts and 61 trails, and relies on approximately 99% snowmaking. The resort is currently leased to a subsidiary of Boyne Resorts. The existing lease will continue following closing.

The Summit-at-Snoqualmie

The Summit-at-Snoqualmie Resort is located in Snoqualmie Pass, Washington approximately 50 miles east of Seattle. The resort consists of approximately 1981 skiable acres, 24 lifts, has no snowmaking capabilities and is currently leased to a subsidiary of Boyne Resorts. The existing lease will continue following closing.

Brighton

Brighton Ski Resort is located in Brighton, Utah. The resort consists of approximately 1050 skiable acres, 7 lifts, 66 runs and relies on approximately 20% snowmaking. The resort is currently leased to a subsidiary of Boyne Resorts. The existing lease will continue following closing.

The Gatlinburg Sky Lift

The Gatlinburg Sky Lift is located in Gatlinburg, Tennessee in the Smokey Mountains. The Smokey Mountains host over 11 million guests each year. The sky lift boasts a 1,200 foot vertical rise that reaches the summit of Crocket Mountain. The Gatlinburg Sky Lift is currently leased to a subsidiary of Boyne Resorts. The existing lease will continue following closing. In December 2016, there was a casualty event due to a wildfire that caused the Gatlinburg Sky Lift to be taken out of operation, which is expected to be back in operation following the necessary repairs. However, no estimates can be provided as to the timing that the sky lift will resume operations.

Cypress Mountain

Cypress Mountain is located in West Vancouver, British Columbia approximately 18 miles north of Vancouver and is visible to the downtown. The resort consists of approximately 600 skiable acres, 9 lifts, 53 runs, relies on approximately 40% snowmaking and is currently leased to a subsidiary of Boyne Resorts. The existing lease will continue following closing.

Sunday River

Sunday River is located in Newry, Maine approximately 65 miles north of Portland and 175 miles from Boston. The resort consists of approximately 820 skiable acres, 15 lifts, 135 trails, relies on approximately 95% snowmaking and is currently leased to a subsidiary of Boyne Resorts. The existing lease will continue following closing.

Sugarloaf

Sugarloaf is located in Carrabassett Valley, Maine approximately 215 miles from Boston. The resort consists of approximately 1,230 skiable acres, 14 lifts, 153 trails, relies on approximately 58% snowmaking and is currently leased to a subsidiary of Boyne Resorts. The existing lease will continue following closing.

Crested Butte Mountain Resort

Crested Butte Mountain Resort is located in Crested Butte, Colorado approximately 200 miles from Colorado Springs. The resort consists of approximately 1,547 skiable acres, 15 lifts, 121 trails, relies on approximately 20% snowmaking and is currently leased to a subsidiary of Triple Peaks, LLC. The existing lease will continue following closing.

Okemo Mountain Resort

Okemo Mountain Resort is located in Ludlow, Vermont approximately two hours from Hartford and less than three hours from Boston. The resort consists of approximately 655 skiable acres, 19 lifts, 119 trails, relies on approximately 97% snowmaking and is currently leased to a subsidiary of Triple Peaks, LLC. The existing lease will continue following closing.

Mount Sunapee

Mount Sunapee is located in Newbury, New Hampshire approximately 45 miles/one hour from Manchester and less than two hours from Boston. The resort consists of approximately 233 skiable acres, 11 lifts, 66 trails, relies on approximately 97% snowmaking and is currently leased to a subsidiary of Triple Peaks, LLC. The existing lease will continue following closing.

Jiminy Peak Mountain Resort

Jiminy Peak Mountain Resort is located in Hancock, Massachusetts approximately 30 miles from Albany and less than three hours from Boston. The resort consists of approximately 167 skiable acres, 9 lifts, 45 trails, relies on approximately 96% snowmaking and is currently leased to a subsidiary of the Fairbank Group. The existing lease will continue following closing.

Mountain High

Mountain High is located in Wrightwood California less than 75 miles from Los Angeles and 140 miles from San Diego. The resort consists of approximately 290 skiable acres, 14 lifts, 59 trails, relies on approximately 80% snowmaking and is currently leased to Mountain High Resort Associates, LLC. The existing lease is anticipated to continue following closing.

Stevens Pass

Stevens Pass is located in Skykomish, Washington less than 75 miles from Seattle. The resort consists of approximately 1,125 skiable acres, 10 lifts and 37 major runs, and has no snowmaking capacity. The resort is currently leased to Stevens Pass Mountain Resort, LLC. The existing lease is anticipated to continue following closing.

Sierra-at-Tahoe

Sierra-at-Tahoe is located in Twin Bridges, California in the Lake Tahoe region. The resort consists of approximately 2,000 skiable acres, 14 lifts and 46 trails, and has approximately 4% snowmaking capacity. The resort is currently leased to a subsidiary of Booth Creek. The existing lease will continue following closing.

Insurance

EPR’s leases require the tenants to carry comprehensive liability, casualty, workers’ compensation, extended coverage and rental loss insurance on EPR’s properties. EPR believes the required coverage is of the type, and amount, customarily obtained by an owner of similar properties. EPR believes all of its properties are adequately insured. However, there are some types of losses, such as catastrophic acts of nature, acts of war or riots, for which EPR or its tenants cannot obtain insurance at an acceptable cost. If there is an uninsured loss or a loss in excess of insurance limits, EPR could lose both the revenues generated by the affected property and the capital EPR has invested in the property. EPR would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property. Since September 11, 2001, the cost of insurance protection against terrorist acts has risen dramatically. There can be no assurance EPR’s tenants will be able to obtain terrorism insurance coverage, or that any coverage they do obtain will adequately protect EPR’s properties against loss from terrorist attack.

INFORMATION ABOUT CLP

General

CLP was organized in Maryland on August 11, 2003. CLP believes it has operated so as to qualify as a REIT under the Code, and has elected to be taxed as a REIT for U.S. federal income tax purposes since the year ended December 31, 2004. In November 2016, CLP determined it needed to accrue a provision for income tax in connection with retaining its REIT status, as described further below in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CLP—Liquidity and Capital Resources—Uses of Liquidity and Capital Resources.” CLP intends to continue to be organized and to operate so as to remain qualified as a REIT for U.S. federal income tax purposes. CLP generally invests in lifestyle properties in the United States that are primarily leased on a long-term (generally five to 20-years, plus multiple renewal options), triple-net or gross basis to tenants or operators that CLP considers to be industry leading. In the event of certain tenant defaults, CLP has engaged third-party managers to operate properties on its behalf until they are re-leased. CLP has engaged CLP’s Advisor as its advisor to provide management, acquisition, disposition, advisory and administrative services. As of the date of this proxy statement/prospectus, CLP’s portfolio consists of 36 ski and mountain lifestyle and attractions properties.

Business Strategy

CLP’s principal investment objectives include investing in and owning a diversified portfolio of real estate with a goal to preserve, protect and enhance the long-term value of those assets. CLP primarily invested in lifestyle properties in the United States that it believed had the potential for long-term growth and income generation. CLP’s investment thesis was supported by demographic trends which CLP believed affected consumer demand for the various lifestyle asset classes that were the focus of this investment strategy. CLP defined lifestyle properties as those properties that reflect or were impacted by the social, consumption and entertainment values and choices of our society.

As required under its Articles, CLP began a process of evaluating strategic alternatives in an effort to undertake to provide stockholders with liquidity of their investment. In March 2014, CLP engaged Jefferies to assist CLP’s management and the CLP Board of Directors in their active evaluation of various strategic alternatives to provide liquidity to the CLP stockholders. In connection with this process, during 2014 and 2015, CLP sold 104 properties and an interest in one unconsolidated joint venture, which included its entire golf portfolio (consisting of 48 properties), its multi-family development property, its 81.98% interest in the DMC Partnership (an unconsolidated joint venture that owned the Dallas Market Center) to its co-venture partner, its senior housing portfolio (consisting of 38 properties), 12 of its 17 marinas properties, four attractions properties and one ski and mountain lifestyle property. CLP used the net sales proceeds from the sale of these properties to repay indebtedness during 2014 and 2015 and also provided its stockholders with partial liquidity when it made a special distribution to the CLP stockholders during December 2015. Additionally, (i) during the first nine months of 2016, CLP sold its remaining five marinas properties and its unimproved land and (ii) on October 28, 2016, CLP completed the sale of certain condominium units and other related assets at ski resort villages in the United States and Canada to Imperium Blue Ski Villages, LLC.

For information about CLP’s remaining properties see “Summary of Properties.”

Market Information and Distributions

CLP’s common stock is not listed on an exchange and there is no established public trading market for shares of CLP common stock. For information about transfers of shares between investors of which CLP is aware, see “Unaudited Comparative Per Share Data—Comparative EPR and CLP Market Price and Dividend Information—CLP’s Market Price and Distribution Information.”

On August 22, 2013 to assist Financial Industry Regulatory Authority (“FINRA”) members who participated in CLP’s public offering of common stock, the CLP Board of Directors adopted a valuation policy (the “Valuation Policy”) consistent with IPA Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, which was issued by the IPA in April 2013 (the “IPA Guidelines”).

The audit committee of the CLP Board of Directors was charged with oversight of the valuation process. The valuation process used by the audit committee and the CLP Board of Directors to determine the 2015 NAV per share was designed to follow recommendations in the IPA Guidelines and CLP’s Valuation Policy. In accordance with CLP’s Valuation Policy and in order to assist brokers in providing information on customer account statements consistent with the requirements of NASD Notice 01-08 and FINRA Rule 2340, CLP, with the approval of the audit committee, engaged CBRE Capital Advisors, Inc. (“CBRE Cap”), to assist it and the CLP Board of Directors in determining the estimated NAV per share of CLP common stock as of December 31, 2015.

On March 10, 2016, the CLP Board of Directors announced an estimated NAV of $3.05 per share (the “2015 NAV”). In connection with establishing the 2015 NAV, the CLP Board of Directors engaged an independent investment banking firm, CBRE Cap, as CLP’s valuation expert to provide property-level and aggregate valuation analyses of CLP and considered other information provided by a variety of sources, including CLP’s Advisor. The 2015 NAV was determined by the CLP Board of Directors as of December 31, 2015.

On December 6, 2016, CLP publicly announced a new estimated NAV as of November 30, 2016 of $2.10 per share after taking into account the proposed Sale and the payment of the special distribution to CLP stockholders on or about November 14, 2016. This estimated NAV per share represents the low end of the range of the estimated distributions receivable by CLP stockholders pursuant to the Plan of Dissolution announced by CLP on November 2, 2016.

The estimated value of CLP’s shares of common stock will fluctuate over time as a result of, among other things, sales of properties and special distributions to stockholders, developments related to individual properties or property classes, and volatility in the real estate and capital markets.

For information about total distributions declared, including cash distributions, distributions reinvested, distributions per share and net cash provided by (used in) operating activities for each quarter in the years ended December 31, 2015, 2014 and 2013 and the nine months ended September 30, 2016, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CLP—Liquidity and Capital Resources—Uses of Liquidity and Capital Resources—Distributions.”

Legal Proceedings

From time to time, CLP may be a party to legal proceedings in the ordinary course of, or incidental to the normal course of, its business, including proceedings to enforce contractual or statutory rights. While CLP cannot predict the outcome of these legal proceedings with certainty, based upon currently available information, CLP does not believe the final outcome of any pending or threatened legal proceeding will have a material adverse effect on its results of operations or financial condition.

Employees

CLP is externally managed and as such it does not have any employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF CLP

The use of “we,” “us” or “our” or “the Company” under this caption refers to CLP.

Introduction

The following discussion is based on the unaudited condensed consolidated financial statements as of September 30, 2016 and December 31, 2015 and for the nine months ended September 30, 2016 and 2015 and the audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 of CNL Lifestyle Properties, Inc. and its subsidiaries. Amounts as of December 31, 2015 included in the unaudited condensed consolidated financial statements have been derived from the audited consolidated financial statements as of that date and have been revised as described in “Note 2, Significant Accounting Policies—Revision of Previously Issued Financial Statements” to the unaudited condensed consolidated financial statements as of September 30, 2016 and December 31, 2015 and for the nine months ended September 30, 2016 and 2015. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the audited consolidated financial statements and notes thereto. Capitalized terms used herein, unless defined elsewhere in this proxy statement/prospectus, have the same meaning as in the accompanying condensed financial statements.

General

The Company is a Maryland corporation incorporated on August 11, 2003. We were formed primarily to acquire lifestyle properties in the United States that we generally lease on a long-term (generally five to 20 years, plus multiple renewal options), triple-net or gross basis to tenants or operators that we consider to be industry leading. We defined lifestyle properties as those properties that reflect or are impacted by the social, consumption and entertainment values and choices of our society. When beneficial to our investment structure and as a result of tenant defaults, we engaged third-party managers to operate certain properties on our behalf as permitted under applicable tax regulations. We engaged CNL Lifestyle Advisor Corporation (“CLP’s Advisor” or “our Advisor”) to provide management, acquisition, disposition, advisory and administrative services.

Our principal business objectives included investing in and owning a diversified portfolio of real estate with a goal to preserve, protect and enhance the long-term value of those assets. We built a portfolio of properties that we considered to be well-diversified by region, asset type and operator. In March 2014, we engaged Jefferies LLC, a leading global investment banking and advisory firm, to assist management and the board of directors in their active evaluation of various strategic opportunities including the sale of either us or our assets, potential merger opportunities, or the listing of our common stock. See “Our Exit Strategy” below for additional information.

We believe that we have operated so as to qualify as a REIT under the Code, and have elected to be taxed as a REIT for U.S. federal income tax purposes. As a REIT, we generally will not be subject to federal income tax at the corporate level to the extent that we distribute at least 100% of our REIT taxable income and capital gains to our stockholders and meet other compliance requirements. We are subject to income taxes on taxable income from certain properties operated by third-party managers. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on all of our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is lost. Such an event could materially and adversely affect our operating results and cash flows. However, we are organized and believe we have operated in a manner to qualify for treatment as a REIT beginning with the year ended December 31, 2004. In November 2016, we determined that we needed to accrue a provision for income tax in connection with retaining our REIT status, as described further below in “Liquidity and Capital Resources—Uses of Liquidity and Capital Resources.” We intend to continue to be organized and to operate so as to remain qualified as a REIT for federal income tax purposes.

Our Exit Strategy

As described above under “Proposal One—The Sale Proposal—Background of the Sale,” in March 2014 we began a process of evaluating strategic alternatives in an effort to provide stockholders with liquidity of their investment, either in whole or in part, including, without limitation, through (i) the commencement of an orderly sale of our assets, outside of the ordinary course of business and consistent with our objectives of qualifying as a REIT, and the distribution of the net sales proceeds thereof to the stockholders, (ii) our merger with or into another entity in a transaction which provides the stockholders with cash or securities of a publicly traded company, or (iii) a listing of our shares on a national stock exchange.

In connection with these objectives, in March 2014 we engaged Jefferies and formed the Special Committee comprised solely of our independent directors to assist management and the CLP Board of Directors in their active evaluation of various strategic opportunities including the sale of either the Company or our assets, potential merger opportunities, or the listing of our common stock. In connection with this process, between 2014 and 2015, we sold 104 properties, which consisted of our entire golf portfolio (consisting of 48 properties), our multi-family development property, our entire senior housing portfolio (consisting of 38 properties), 12 marinas properties, four attractions properties and one ski and mountain lifestyle property, for aggregate net sales proceeds of approximately $1.38 billion. Also during 2015, we also sold our 81.98% interest in the DMC Partnership, an unconsolidated joint venture that owned and operated the Dallas Market Center for net sales proceeds of approximately $139.5 million. We used the net sales proceeds from the sale of these properties to repay indebtedness during 2014 and 2015. In accordance with our undertaking to provide stockholders with partial liquidity, we also used a portion of net sales proceeds received from the sale of properties during the year ended December 31, 2015 to make a special distribution to stockholders of approximately $422.7 million during December 2015.

During 2016 and through September 30, 2016, we had completed the sale of our remaining five marinas properties and our unimproved land for more than their carrying value. Additionally, in April 2016 we acquired our co-venture partner’s 20% interest in the Intrawest Venture and classified the seven assets wholly owned through the Intrawest Venture as held for sale.

As of September 30, 2016, CLP had a portfolio of 43 lifestyle properties, of which seven properties had been classified as held for sale as of September 30, 2016. When aggregated by initial purchase price, the portfolio was diversified as follows: approximately 61% in ski and mountain lifestyle and 39% in attractions. As of September 30, 2016, these assets consisted of 23 ski and mountain lifestyle properties and 20 attractions properties, with the following investment structure:

Wholly-owned:
Leased properties (1)	31
Managed properties (2)	12

43

(1)	Leased to single tenant operators, with a weighted-average lease rate of 10.0% at September 30, 2016 (excluding real estate held for sale). These rates are based on weighted-average annualized straight-line rent due under our leases. These leases have an average lease expiration of 14 years and tenants have multiple renewal options beyond the initial term.
(2)	Wholly-owned managed properties include 12 attractions properties. Under and subject to certain applicable tax regulations, properties are permitted to be temporarily managed (up to three years) and certain properties are permitted to be indefinitely managed. As of September 30, 2016, all of our managed properties were temporarily managed under management agreements.

In October 2016, we sold the seven ski and mountain lifestyle properties, which were owned through the Intrawest Venture, at their net carrying value.

On November 2, 2016, we entered into the Purchase Agreement for the sale of our remaining 36 properties. In connection with the Sale (as contemplated by the Purchase Agreement), on November 1, 2016 the CLP Board of Directors approved the Plan of Dissolution and declared a special cash distribution of $162.6 million, or $0.50 per share, which was paid to our stockholders on or around November 14, 2016. In addition, in light of the Plan of Dissolution, the CLP Board of Directors also approved the suspension of the quarterly cash distribution on our common stock, effective as of the fourth quarter distribution.

Portfolio Trends

The majority of the properties in our real estate portfolio are operated by third-party tenant operators under long-term triple-net leases for which we report rental income and are not directly exposed to the variability of property-level operating revenues and expenses. We also engage third-party managers to operate certain properties on our behalf for which we record the property-level operating revenues and expenses and are directly exposed to the variability of the property’s operations which impacts our results of operations. We believe that the financial and operational performance of our tenants and managers, and the general conditions of the industries within which they operate, provide indicators about our tenants’ health and their ability to pay contractually obligated rent. For example, positive growth in visitation and per capita spending may result in our receipt of additional percentage rent and, conversely, declines may impact our tenants’ ability to pay rent to us.

The following table illustrates property level revenues and EBITDA reported to us by our tenants and managers for the asset types below and includes both our leased and managed properties. We have only included property-level operating performance for consolidated properties (for all periods presented) in the table below. Property-level operating performance from our unconsolidated properties has been excluded because we do not believe it is as relevant and meaningful particularly since we are entitled to receive cash distribution preferences where we receive a stated return on our investment each year ahead of our partners. Our tenants and managers are contractually required to provide this information to us in accordance with their respective lease and management agreements. While this information has not been audited, it has been reviewed by management to determine whether the information is reasonable and accurate in all material respects. In connection with this review, management reviews monthly property level operating performance versus budgeted expectations, conducts periodic operational review calls with operators and conducts periodic property inspections. We monitor the credit of our tenants by reviewing their rental payment history, timeliness of rent collections, their operational performance on our properties and by monitoring news and industry reports regarding our tenants and their underlying businesses. We have aggregated this performance data on a “same-store” basis only for comparable properties that we have owned during the entirety of all comparative periods presented. For the comparative periods for the nine months ended September 30, 2016 and 2015, we have not included performance data on acquisitions or dispositions made from January 1, 2015 through September 30, 2016 because we did not own those properties during the entirety of these comparative periods presented below. For the comparative periods for the years ended December 31, 2015, 2014 and 2013, we have not included performance data on acquisition or dispositions from January 1, 2013 through December 31, 2015 because we did not own those properties during the entirety of these comparative periods presented below. For these reasons, we consider the property level data to be performance information that gives us information on trends which does not directly represent our results of operations. We do not consider this information to be a non-GAAP measure which can be reconciled to our GAAP financial statements because it includes the performance of properties that are leased to third-party tenants. However, we believe this information is useful to help readers of our financial statements understand and evaluate trends, events and uncertainties in our business as it relates to our prior periods and to broader industry performance (in thousands):

	Number of Properties	Nine Months Ended September 30,
		2016		2015		Increase (Decrease)
		Revenue (1)	EBITDA (1)	Revenue (1)	EBITDA (1)	Revenue	EBITDA
Ski and mountain lifestyle	16	$316,191	$95,911	$265,697	$66,637	19.00%	43.93%
Attractions	20	189,950	57,398	199,957	70,893	(5.00)%	(19.04)%

	36	$506,141	$153,309	$465,654	$137,530	8.69%	11.47%

(1)	Property operating results for tenants under leased arrangements are not included in the Company’s operating results. Property-level EBITDA above is disclosed before rent and capital reserve payments to us, as applicable.

	Number of properties	Year Ended December 31,
		2015		2014		Increase/(Decrease)
		Revenue	EBITDA (1)	Revenue	EBITDA (1)	Revenue	EBITDA
Ski and mountain lifestyle	16	$369,874	$91,719	$383,902	$98,676	(3.7%)	(7.1%)
Attractions	17	194,753	57,913	177,429	47,950	9.8%	20.8%
Marinas (2)	5	12,569	5,350	12,039	4,532	4.4%	18.0%

	38	$577,196	$154,982	$573,370	$151,158	0.7%	2.5%

	Number of properties	Year Ended December 31,
		2014		2013		Increase/(Decrease)
		Revenue	EBITDA (1)	Revenue	EBITDA (1)	Revenue	EBITDA
Ski and mountain lifestyle	16	$383,902	$98,676	$391,668	$103,375	(2.0%)	(4.5%)
Attractions	17	177,429	47,950	164,311	44,235	8.0%	8.4%
Marinas (2)	5	12,039	4,532	12,051	4,184	(0.1%)	8.3%

	38	$573,370	$151,158	$568,030	$151,794	0.9%	(0.4%)

(1)	Property operating results for tenants under leased arrangements are not included in the Company’s operating results. Property-level EBITDA above is disclosed before rent and capital reserve payments to us, as applicable.
(2)	The marinas properties were held for sale as of December 31, 2015. Twelve of the 17 marinas properties were sold in 2015.

Overall, for the nine months ended September 30, 2016, our tenants and managers reported to us an increase in property-level revenue and EBITDA of 8.69% and 11.47%, respectively, as compared to the same period in the prior year. The increase in property-level revenue was primarily attributable to our ski and mountain lifestyle properties. Results of the 2015/16 winter season through September 30, 2016 reflect varying performance between our Western and Northeastern ski resorts, with further distinction between northern and southern resorts within those larger geographic areas. In the West, our resorts in Northern California, the Pacific Northwest, and British Columbia performed exceptionally well due to a generally strong start to the season, coupled with numerous well-timed snowstorms throughout the winter, bringing ample snowfall to ski areas in those regions. In the Pacific Northwest, one of our resorts set an all-time skier visit record, while another one of our resorts set an all-time revenue mark. At the opposite end in Southern California, one of our properties did not see the above-average snowfall typical of the El Niño weather pattern forecasted for this year, and was forced to close in late February despite having an improved season-to-date compared to the prior two winters. Resorts in the Tahoe region of Northern California once again saw a more normalized snowfall pattern and performed well throughout the season. Our resorts in the Rocky Mountain region had robust performance from start to finish, with one of our resorts benefiting from additional visitation by destination guests to Utah’s Wasatch Mountains. In the Northeast, warmer temperatures, considerable rain and significantly less snowfall than average, constrained skier visits throughout New England, particularly at those resorts in southern Vermont, southern New Hampshire, and Massachusetts. The remaining three resorts located in northern New Hampshire and Maine fared better once colder temperatures arrived in January and snowmaking efforts commenced in earnest, drawing skier visits from other resorts in the more southerly parts of New England which were not able to provide a consistent on-snow experience.

As for our attractions properties, most of our attractions properties concluded their peak operations. Some parks offer holiday events through the fall and winter, but generally, our operations are mostly complete for the waterparks by the close of the third quarter. Through September 30, 2016, the parks continued a softened revenue trend that lingered through the close of September with revenues down 5% from the prior year. Revenue decreases were primarily caused by several parks in Texas and Washington where unseasonable rain and cool temperatures resulted in lower daily visitation. The decrease to prior year in property-level EBITDA was caused mainly by the decrease in revenues and minimum wage increases.

Overall, for the year ended December 31, 2015, our same-store tenants and managers reported to us an increase in property level revenue and property-level EBITDA of 0.7% and 2.5%, respectively, as compared to the same period in the prior year. The increase in property-level revenue was primarily attributable to our attractions properties. Our attractions properties exhibited an increase in revenue due to higher ticket sales and in-park spending. The increase was partly offset by a decrease from our ski and mountain lifestyle properties. Even though most of our ski resorts on the East Coast recorded record revenues for the ski season that ended in

April 2015 due to ample snowfall and long stretches of ideal snowmaking temperatures, these positive results were not enough to offset the effects of a fourth year of California drought and record warm winter temperatures, which resulted in an all-time record low snowfall that affected our ski property resorts in the Pacific Northwest. Summer revenues met or exceeded prior year revenues in the East, where our ski resorts offer a range of summer revenue-generating activities. While the same is true for the two western resorts, Crested Butte Mountain Resort and Northstar-at-Tahoe Resort, the remaining five offer few or no summer activities. Revenues for the ski season that started in the fourth quarter of 2015 exceeded the prior year revenues, particularly in California and the Pacific Northwest, with snowfalls returning due to a pronounced El Nino effect. However, the same weather phenomenon caused a snow drought and record warm temperatures in the East, offsetting in part the effects of the highly favorable early season snow conditions in the West.

Overall, for the year ended December 31, 2014, our same-store tenants and managers reported an increase in revenue of 0.9% and a decrease in property-level EBITDA of (0.4)%, as compared to the same period in the prior year. The increase in property-level revenue was attributable to our attractions properties, which exhibited an increase due to higher ticket sales and in-park spending. In addition, visitation at our attractions properties increased by 10.6% year-over-year. The increases were partially offset by a decrease in our ski and mountain lifestyle properties and marinas properties. Our ski and mountain lifestyle properties experienced a decrease in revenue primarily due to properties in the Pacific Northwest (specifically in California), where our properties were challenged with snow levels that were significantly below historic norms during much of the 2013/2014 ski season as a result of warm temperatures and drought conditions, which continued and expanded in the 2014/2015 season.

We continue to closely monitor the performance of all tenants, their financial strength and their ability to pay rent under the leases for our properties. Our asset managers review operating results and rent coverage compared to budget for each of our properties on a monthly basis, monitor the local and regional economy, competitor activity, and other environmental, regulatory or operating conditions for each property, make periodic site visits and engage in regular discussions with our tenants.

Seasonality

Many of the asset classes in which we invest experience seasonal fluctuations due to the nature of their business, geographic location, climate and weather patterns. As a result, these businesses experience seasonal variations in revenues that may require our tenants to supplement operating cash from their properties in order to be able to make scheduled rent payments to us. We have structured the leases for certain tenants such that rents are paid on a seasonal schedule with most, if not all, of the rent being paid during the tenant’s seasonally busy operating period.

As part of our portfolio diversification strategy, we have specifically considered the varying and complimentary seasonality of our asset classes and portfolio mix. For example, the peak operating season for our ski and mountain lifestyle assets is highly complementary to the peak seasons for our attractions assets to balance and mitigate the risks associated with seasonality. Generally, seasonality does not significantly affect our recognition of rental income from operating leases due to straight-line revenue recognition in accordance with GAAP. However, seasonality does impact the timing of when base rent payments are made by our tenants, which impacts our operating cash flows and the amount of rental revenue we recognize in connection with capital improvement reserve revenue and percentage rents paid by our tenants, which is recognized in the period in which it is earned and is generally based on a percentage of tenant revenues. Additionally, seasonality affects the amount of rental revenue we recognize in connection with capital improvement reserve revenue and percentage rents paid by our tenants, which is recognized in the period in which it is earned and is generally based on a percentage of tenant revenues.

Seasonality also directly impacts certain of our properties where we engage independent third-party operators to manage on our behalf and where we record property operating revenues and expenses rather than straight-line rents from operating leases. These properties will likely generate net operating losses during their non-peak months while generating most, if not all, of their operating income during their peak operating months. Our consolidated operating results and cash flows during the first, second and fourth quarters will be lower than the third quarter primarily due to the non-peak operating months of our larger attractions properties.

Tenant Workouts, Bad Debt Expense and Loan Provisions

As described above under “Our Exit Strategy,” on November 2, 2016, we entered into the Purchase Agreement for the sale of our remaining 36 properties and in connection therewith we determined that the carrying value of certain properties exceeded the estimated sales price less costs to sell. As a result, at September 30, 2016, we recorded approximately $8.1 million of impairment provisions to write down the book values of certain properties to estimated fair values based on estimated sales price from a third party buyer less costs to sell. We recorded impairment provisions during the years ended December 31, 2015, 2014 and 2013 of approximately $132.6 million, $68.3 million and $269.5 million, respectively, to write down the book values of certain properties to estimated fair values based on either discounted cash flows or estimated sales prices from third party buyers less costs to sell.

During 2015, we received an early repayment of both of our mortgage receivables at discounted amounts and recorded loan loss provisions of approximately $9.3 million for the year ended December 31, 2015. We collected the remaining balance of approximately $9.8 million as full satisfaction of the notes during 2015. During the year ended December 31, 2014, we recorded loan loss provisions of approximately $3.3 million, relating to our mortgage and other notes receivable with one of our golf operators, as a result of uncertainty related to the collectability of the note receivable. We collected the remaining $1.3 million balance of the note as full satisfaction of the note during 2014. During the year ended December 31, 2013, we recorded loan loss provisions of approximately $1.8 million relating to one ski loan as a result of a troubled debt restructure that provided payment concessions to the borrower in 2014. In addition, we recorded a loan loss provision of approximately $1.3 million on an attractions property that served as collateral on one of our other existing loans based on the estimated fair value of the collateral. During 2014, we foreclosed on this attractions property and recorded the collateral at approximately $7.9 million, which approximated the carrying value of the loan.

During 2014, one of our ski tenants with two leases on properties in the Pacific-Northwest began experiencing financial difficulties and was unable to pay rent in 2015 due to lower operating results from the low levels of snow accompanied by unusually warm weather. Due to their financial difficulty and the continued low level of snow during the first quarter of 2015 at these two locations, we recorded a loss on lease termination (representing the write-off of straight-line rents) of $8.9 million during 2014. Additionally, during 2015 we reserved their outstanding 2015 rent related receivables relating to the ski season that ended in April 2015 and recorded bad debt expense of approximately $8.5 million due to uncertainty of collectability. No bad debt expense was recorded during the nine months ended September 30, 2016 because snowfall levels improved in the fourth quarter of 2015, and this tenant had paid rental amounts related to the 2015/2016 ski season that started in the fall of 2015.

During 2015, we restructured the leases with one tenant relating to three attractions properties and reduced 2016 rents due, including percentage rent, by approximately $1.0 million.

LIQUIDITY AND CAPITAL RESOURCES

General

Our principal demand for funds through September 30, 2016 was for operating expenses, debt service and cash distributions to stockholders. Our cash needs were covered by cash generated from our investments including rental income from our leased properties and property operating income from managed properties. As described above, in November 2016, in light of the Plan of Dissolution, the CLP Board of Directors approved the suspension of the quarterly cash distribution on our common stock, effective as of the fourth quarter distribution, and therefore, we will not declare quarterly cash distributions going forward.

We believe that our current liquidity needs for operating expenses and debt service will be adequately covered by cash generated from our investments and other sources of available cash which may include asset sales proceeds. Additionally, as previously discussed, many of our asset classes experience seasonal fluctuations where they make rental payments to us during their peak operating months. As a result, our operating cash flows will fluctuate due to the seasonality of those properties. We believe that we will be able to refinance or repay our debt as it comes due in the ordinary course of business.

Cash Flows. Our primary sources of cash include rental income from operating leases, property operating revenues, proceeds from sales of properties, and through April 2016, distributions from our unconsolidated entities, offset by payments made for operating expenses, including property operating expenses, asset management fees to our Advisor, debt service payments (principal and interest), and capital expenditures related to our real estate investments. The following is a summary of our cash flows (in thousands) for the nine months ended September 30, 2016 and 2015, and for the years ended December 31, 2015, 2014 and 2013:

	Nine Months Ended September 30,
	2016	2015
Cash at beginning of period	$83,544	$136,985
Cash provided from (used in):
Operating activities	$95,031	$80,940
Investing activities	42,192	824,922
Financing activities	(88,525)	(732,036)
Effect of foreign currency translation on cash	(11)	(85)

Cash at end of period	$132,231	$310,726

	Year Ended December 31,
	2015	2014	2013
Cash at beginning of period	$136,985	$71,574	$73,224
Cash provided from (used in):
Operating activities	62,643	126,934	135,480
Investing activities	1,057,214	273,986	(102,930)
Financing activities	(1,173,246)	(335,458)	(34,140)
Effect of foreign currency translation on cash	(52)	(51)	(60)

Cash at end of period	$83,544	$136,985	$71,574

Sources of Liquidity and Capital Resources

Operating Activities. Net cash provided from operating activities increased approximately $14.1 million, or 17.4%, for the nine months ended September 30, 2016 as compared to the same period in 2015. The improvement in cash from operating activities for the nine months ended September 30, 2016 as compared to the same period in 2015 is primarily attributable to a reduction in interest expense due to repayments of indebtedness and a decrease in asset management fees, partially offset by a reduction in operating income, due to the sale of 22 properties subsequent to September 30, 2015. Net cash provided from operating activities decreased $64.3 million, or 51%, for the year ended December 31, 2015 as compared to the same period in 2014. The decrease was primarily attributable to (i) a reduction in rental income and net operating income from leased and managed properties due to the sale of 49 properties in 2014 and 55 properties in 2015 and (ii) a reduction in distributions received from our unconsolidated joint ventures as a result of the sale of our interest in one unconsolidated joint venture in April 2015. The decreases were partially offset by (i) a decrease in interest expense on our indebtedness due to a decrease in weighted average debt outstanding, (ii) a decrease in asset management fees to our Advisor due to a decrease in average assets under management, and (iii) increases in “same-store” net operating income primarily from our managed attractions properties.

Proceeds from Sales of Real Estate and an Unconsolidated Entity. As described above, we engaged Jefferies to assist management and the CLP Board of Directors in their active evaluation of various strategic opportunities including the sale of our assets. During the nine months ended September 30, 2016, we received aggregate net sales proceeds of approximately $50.5 million primarily from the sale of the remaining five marinas properties and our unimproved land. During the years ended December 31, 2015, 2014 and 2013, we received aggregate net sales proceeds of approximately $992.7 million, $384.3 million and $12.4 million, respectively, from the sale of 55, 49 and four properties, respectively. We used the net sales proceeds from the sales of the properties to pay down the indebtedness associated with the properties sold and to pay off our line of credit, repurchase our senior unsecured notes and make a special distribution to our stockholders, as further described below under “Uses of Liquidity and Capital Resources.” During the years ended December 31, 2015 and 2013, we received approximately $139.5 million and $195.4 million from the sale of our 81.98% interest in the DMC Partnership and our interests in 42 senior housing properties held in three unconsolidated joint ventures, respectively. We did not sell any interests in unconsolidated joint ventures during 2014.

Proceeds from Insurance—Hurricane, Storm and Other Damage. In December 2013, one of our marinas properties experienced significant damage to the docks and certain other floating structures as a result of an ice storm in Northern Texas. Several of our other properties were also impacted by storms and other events during 2014 and 2015. We maintain insurance coverage on these properties and filed property insurance claims to cover the cost of the required repairs. During the nine months ended September 30, 2016 and during the years ended December 31, 2015 and 2014, we collected approximately $1.7 million, $4.7 million and $10.2 million, respectively, in insurance proceeds for damages to these properties.

Proceeds from Mortgages and Other Notes Receivable. During the years ended December 31, 2015, 2014 and 2013, we received approximately $9.8 million, $83.5 million and $4.3 million, respectively, from repayment of loans receivable. We did not have any mortgages and other notes receivable outstanding as of December 31, 2015.

Distributions from Unconsolidated Entities. We were entitled to receive quarterly cash distributions from our unconsolidated entities to the extent there was cash available to distribute. During the nine months ended September 30, 2016, we received distributions of approximately $1.1 million from the Intrawest Venture. In April 2015, we sold our 81.98% interest in the DMC Partnership to our co-venture partner, as described above. On April 1, 2016, we acquired the remaining 20% non-controlling interest from our co-venture partner of the Intrawest Venture, in accordance with the buy-sell provisions of the Intrawest Venture partnership agreement. As a result of owning a combined 100% controlling interest in the Intrawest Venture, we began consolidating all of the assets, liabilities and results of operations of the Intrawest Venture. We did not own any investments in unconsolidated entities effective April 2016 and will no longer receive distributions from unconsolidated entities in the future.

For the years ended December 31, 2015, 2014 and 2013, we received distributions of approximately $13.1 million, $13.5 million and $32.0 million, respectively, from investments in eight, eight and 50 properties, respectively. The reduction in distributions received for the year ended December 31, 2015 as compared to the same period in 2014 was primarily due to the sale of our 81.98% interest in the DMC Partnership to our co-venture partner in April 2015, which was partially offset by an increase in distributions from our interest in the Intrawest Venture due to the removal of restrictions on cash available for distribution resulting from the repayment of debt by the Intrawest Venture, as described below in “Uses of Liquidity and Capital Resources—Investments in Unconsolidated Entities.” The reduction in distributions received for the year ended December 31, 2014 as compared to the same period in 2013 was primarily due to the sale of 42 senior housing properties held through three unconsolidated entities in July 2013.

Distribution Reinvestment Plan. In 2011, we completed our final offering and filed a registration statement on Form S-3 under the Securities Act to register the sale of shares of common stock under our distribution reinvestment plan. In May 2014, we filed a registration statement on Form S-3 with the SEC for the purpose of registering additional shares of our common stock to be offered for sale pursuant to the distribution reinvestment plan. On September 4, 2014, the CLP Board of Directors approved the suspension of our distribution reinvestment plan effective as of September 26, 2014. As a result of the suspension of the distribution reinvestment plan, beginning with the September 2014 quarterly distributions, stockholders who were participants in the distribution reinvestment plan received cash distributions instead of additional shares in the Company. During the years ended December 31, 2014 and 2013, we raised approximately $27.2 million and $54.9 million, respectively, through the distribution reinvestment plan. We did not raise any proceeds from our distribution reinvestment plan during the year ended December 31, 2015.

Borrowings. Through December 31, 2014, we borrowed money to fund ongoing enhancements to our portfolio, to pay certain related fees and to cover periodic shortfalls between distributions paid and cash flows from operating activities. See “Distributions” below for additional information for cash distributions declared through the suspension of our quarterly cash distributions effective with the fourth quarter of 2016. In many cases, we pledged our assets in connection with such borrowings. As described above in “General—Our Exit Strategy,” since announcing our exit strategy in March 2014, we have sold 111 properties and repaid related indebtedness. As a result, as of September 30, 2016, our leverage ratio, calculated as total indebtedness over total assets, was 15%.

We did not receive any proceeds from indebtedness during the year ended December 31, 2015 due to sufficient cash on hand from proceeds from sales of assets, as described above, to meet our current liquidity needs. For the years ended December 31, 2014 and 2013, we received aggregate proceeds from indebtedness of approximately $290.3 million and $231.3 million, respectively. Proceeds from 2014 and 2013 were used to fund acquisition of properties and meet our liquidity needs.

In June 2015, we extended the maturity of our revolving line of credit to August 31, 2016, with an additional one year extension option, and reduced the borrowing capacity to $100 million. We did not exercise our option to extend the maturity date and terminated our revolving line of credit in August 2016.

Certain of our loans required us to meet certain customary financial covenants and ratios including fixed charge coverage ratio, leverage ratio, interest coverage ratio, debt to total assets ratio and limitations on distributions. We were in compliance with all applicable provisions on these loans through the dates of their repayments.

Cash Assumed through Purchase of Controlling Interest of Investment in Unconsolidated Entity. In April 2016, we purchased our co-venture partner’s 20% interest in the Intrawest Venture for a nominal amount. As part of the acquisition, we assumed approximately $11.9 million in cash and cash equivalents.

Uses of Liquidity and Capital Resources

Provision for Income Tax. During the fourth quarter of 2016, we determined that five tenants from whom we receive leasehold income may be viewed for federal income tax purposes as the same party who also serves as an eligible third-party manager, also known as an “independent contractor” (within the meaning of Section 856(d)(3) of the Code) on our behalf with respect to two properties for which we previously made an election pursuant to applicable Treasury Regulations to treat such properties as “foreclosure property.” If, because of the relationship between the tenant entities and the independent contractor entities, we are viewed as deriving or receiving income from the independent contractor, that could affect our compliance with the federal income tax rules applicable to REITs. The “foreclosure property” elections would have terminated and, as of the first day following such terminations, the gross income we derive from such properties would not be qualifying income under the gross income tests that are applicable to REITs. In order to maintain qualification as a REIT, we annually must satisfy certain tests regarding the source of our gross income. The applicable federal income tax rules provide a “savings clause” for REITs that fail to satisfy the REIT gross income tests if such failure is “due to reasonable cause and not due to willful neglect” and the REIT complies with certain disclosure and filing requirements. In general, a failure is considered due to reasonable cause and not due to willful neglect if the

REIT exercised ordinary business care and prudence in attempting to satisfy the gross income requirements. Such care and prudence must be exercised both at the time each transaction is entered into by the REIT and at any later time when the REIT determines that any prior transaction may result in the receipt of nonqualified income which reasonably can be expected to result in a violation of the gross income requirements. A REIT that qualifies for the savings clause will retain its REIT status but may be required to pay a tax under Section 857(b)(5) of the Code and related interest. We intend to pursue the available relief under such savings clause and believe we satisfy the requirement that such failure was due to reasonable cause and not willful neglect. Nonetheless, we intend to seek confirmation from the applicable district director at the IRS that any such failure to satisfy the gross income tests was due to reasonable cause, though we can give no assurances that the IRS will provide such confirmation as applied to this particular set of facts and circumstances. In the event that the IRS determines that the relief under the “savings clause” described above does not apply, we could be treated as having failed to qualify as a REIT for one or more taxable years. If we fail to qualify for taxation as a REIT for any taxable year, our income will be taxed at regular corporate rates resulting in higher taxes for the Company for years 2014, 2015 and 2016, and we could be prevented from re-electing REIT status until 2019. In the event that the IRS were to determine that we were not eligible for such relief, there could be a material adverse effect on our business financial condition and results of operations.

As a result of our determination that we may not have satisfied the gross income test described above, at September 30, 2016, we accrued an income tax liability of approximately $12.8 million plus approximately $0.2 million in related interest, to reflect our belief that we qualify for the “savings clause” discussed above. The amount accrued represents the estimated liability and interest, which remains subject to final resolution and therefore is subject to change. One of the above reference properties was sold in 2015 and we intend to restructure the ownership and/or operations of the other property prior to December 31, 2016, but in no event later than the month prior to material non-qualifying revenue being received, in such a manner as to allow the Company to satisfy the REIT gross income tests during 2017. Accordingly, we will continue to accrue interest on the income taxes, for which accrual will continue in 2017, and intend to pay the tax provision plus accrued interest by or in March 2017. Other than the interest, assuming that the IRS determines that the Company qualified for relief under the “savings clause,” we do not expect to incur tax expense associated with a failure of the REIT gross income tests in future periods commencing January 1, 2017.

Indebtedness—Repayments. During the nine months ended September 30, 2016, we repaid $10.5 million relating to the outstanding indebtedness collateralized by three of the marinas properties that were sold, $18.2 million in early repayment of indebtedness related to one attractions property scheduled to mature in September 2016 and $8.8 million in scheduled principal payments under our mortgage loans. In August 2016, we terminated our $100.0 million revolving line of credit which matured in August 2016.

During the year ended December 31, 2015, we used net sales proceeds from the sales of real estate and our interest in an unconsolidated entity and repaid $529.9 million of indebtedness (which included $12.8 million in scheduled principal payments, early repayments of $198.8 million related to senior housing properties sold and indebtedness collateralized by two attractions properties and one ski and mountain lifestyle property, and early repayment of all of our senior unsecured notes with an outstanding principal amount of $318.3 million at a premium of 103.625%) and repaid $152.5 million of our revolving line of credit.

During the year ended December 31, 2014, we repaid $365.2 million of indebtedness (which included $145.0 million of outstanding mortgage loans related to 49 assets sold during 2014, $42.2 million in scheduled principal payments, early repayments of $92.7 million, $80.8 million in cash to repurchase at a premium the face value of $78.3 million of our senior notes, and $7.0 million related to a bridge loan which originally matured in June 2014) and $130.0 million of our revolving line of credit. During the year ended December 31, 2013, we prepaid or made scheduled principal payments of approximately $163.8 million.

Acquisitions and Capital Expenditures. During the years ended December 31, 2014 and 2013, we acquired nine and eleven properties, respectively, and paid approximately $128.4 million (net of debt assumed) and $244.9 million, respectively. We did not acquire any properties during the year ended December 31, 2015.

During the nine months ended September 30, 2016, we funded approximately $21.8 million in capital improvements at our properties.

During the years ended December 31, 2015, 2014 and 2013, we funded approximately $49.3 million, $79.1 million and $70.2 million, respectively, in capital improvements at our properties.

Investments in Unconsolidated Entities. As described above in “General—Our Exit Strategy,” on April 1, 2016, as part of acquiring the remaining 20% interest from our co-venture partner during the nine months ended September 30, 2016, we contributed approximately $5.8 million to the Intrawest Venture and the Intrawest Venture used the proceeds and repaid a mezzanine loan from its joint venture partner and related accrued interest of $5.8 million. Upon acquiring, for a nominal amount, the remaining interest in the Intrawest Venture, which owned seven ski and mountain lifestyle properties, we began consolidating all of the assets, liabilities and results of operations in our consolidated financial statements effective April 1, 2016. Effective April 2016, we did not own any investments in unconsolidated joint ventures.

During the year ended December 31, 2015, we contributed approximately $54.6 million to the Intrawest Venture and the Intrawest Venture repaid two mortgage loans of approximately $54.6 million, which matured in January 2015 and June 2015. We did not make any contributions during the years ended December 31, 2014 or 2013.

Related Party Arrangements. Our Advisor received certain fees and compensation in connection with the acquisition, management and sale of our assets. In March 2014, our Advisor amended the advisory agreement, effective April 1, 2014, to eliminate acquisition fees on equity, performance fees, debt acquisition fees and disposition fees, and to reduce asset management fees to 0.075% monthly (or 0.90% annually) from 0.083% monthly (or 1.00% annually) of average invested assets. Amounts incurred relating to these transactions were approximately $9.3 million, including amounts recorded in discontinued operations in the accompanying condensed consolidated financial statements, for the nine months ended September 30, 2016, and $19.7 million, $31.7 million and $39.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. Our Advisor and its affiliates were also entitled to reimbursement of certain expenses and amounts incurred on our behalf in connection with our acquisitions and operating activities. Reimbursable expenses for the nine months ended September 30, 2016 were approximately $4.0 million. Of this amount, approximately $0.4 million was included in due to affiliates in the unaudited condensed consolidated balance sheet as of September 30, 2016. Reimbursable expenses for the years ended December 31, 2015, 2014 and 2013 were approximately $5.5 million, $6.9 million and $7.4 million, respectively. Of these amounts, approximately $0.4 million and $0.5 million were included in due to affiliates in the accompanying consolidated balance sheets as of December 31, 2015 and 2014, respectively.

Pursuant to the advisory agreement, we will not reimburse our Advisor for any amount by which total operating expenses paid or incurred by us exceed the greater of 2% of average invested assets or 25% of net income (the “Expense Cap”) in any expense year. For the expense periods ended September 30, 2016 and for the years ended December 31, 2015, 2014 and 2013, operating expenses did not exceed the Expense Cap.

Common Stock Redemptions. Our redemption plan was designed to provide eligible stockholders with limited interim liquidity by enabling them to sell shares back to us prior to any listing of our shares. The aggregate amount of funds under the redemption plan was determined on a quarterly basis in the sole discretion of the CLP Board of Directors. On September 4, 2014, the CLP Board of Directors approved the suspension of our redemption plan effective as of September 26, 2014.

For the years ended December 31, 2014 and 2013, redemptions were approximately $9.6 million (1.4 million shares) and $12.0 million (1.6 million shares), respectively.

Distributions. We declared and paid distributions on a quarterly basis through September 30, 2016. The amount of distributions declared to our stockholders was determined by the CLP Board of Directors and was dependent upon a number of factors, including:

•	Sources of cash available for distribution such as expected cash flows from operating activities, FFO and MFFO;

•	Limitations and restrictions contained in the terms of our current and future indebtedness concerning the payment of distributions; and

•	Other factors such as the avoidance of distribution volatility, our objective of continuing to qualify as a REIT, capital requirements, the general economic environment and other factors.

During the nine months ended September 30, 2016, we paid $48.8 million in distributions. For the years ended December 31, 2015, 2014 and 2013, we declared and paid distributions of approximately $487.8 million, $137.9 million and $135.5 million, respectively. In March 2015, the CLP Board of Directors lowered quarterly distributions from $0.10625 to $0.05 per share and paid $65.1 million during 2015. Distributions during the year ended December 31, 2015 also included a special cash distribution of $1.30 per share and totaled approximately $422.7 million.

Our cash flows from operating activities covered 100% of distributions paid for the nine months ended September 30, 2016. Our cash flows from operating activities covered 12.9%, 92.1% and 100% of distributions paid for the years ended December 31, 2015, 2014 and 2013, respectively. The shortfall in cash flows from operating activities versus distributions paid for the years ended December 31, 2015 and 2014 was 87.1% and 7.9%, respectively, and was covered by proceeds from sales of properties and borrowings, respectively.

As discussed above elsewhere in this proxy statement/prospectus, on November 1, 2016, the CLP Board of Directors declared a special cash distribution of $162.6 million, or $0.50 per share, which was paid to our stockholders on or around November 14, 2016. In addition, in light of the Plan of Dissolution, the CLP Board of Directors approved the suspension of the quarterly cash distribution on our common stock, effective as of the fourth quarter distributions. We will not pay quarterly distributions going forward.

The following table presents total quarterly distributions declared including cash distributions and distributions per share for the nine months ended September 30, 2016 (in thousands, except per share data):

			Sources of Distributions Paid in Cash
	Distributions Per Share	Total Distributions Declared	Cash Flow From Operating Activities (1)
2016 Quarter
First	$0.0500	$16,259	$31,215
Second	0.0500	16,260	19,074
Third	0.0500	16,259	44,742

Total	$0.1500	$48,778	$95,031

(1)	Cash flows from operating activities calculated in accordance with GAAP were not necessarily indicative of the amount of cash available to pay distributions. The CLP Board of Directors also used other measures such as FFO and MFFO in order to evaluate the level of distributions.

The following table represents quarterly distributions declared including cash distributions, distributions reinvested and distributions per share for the years ended December 31, 2015, 2014 and 2013 (in thousands except per share data):

					Distributions Paid in Cash
	Distributions Per Share	Total Distributions Declared	Distributions Reinvested (1)	Net Cash Distributions	Cash Flows From (Used in) Operating Activities (2)(3)
2015 Quarter
First	$0.0500	$16,259	$—	$16,259	$36,075
Second	0.0500	16,259	—	16,259	6,074
Third	0.0500	16,259	—	16,259	38,791
Fourth (4)	1.3500	438,997	—	438,997	(18,297)

Year	$1.5000	$487,774	$—	$487,774	$62,643

2014 Quarter
First	$0.1063	$34,278	$13,627	$20,651	$37,560
Second	0.1063	34,442	13,582	20,860	39,197
Third	0.1063	34,608	—	34,608	56,061
Fourth	0.1063	34,552	—	34,552	(5,884)

Year	$0.4252	$137,880	$27,209	$110,671	$126,934

2013 Quarter
First	$0.1063	$33,611	$13,714	$19,897	$48,644
Second	0.1063	33,782	13,697	20,085	33,521
Third	0.1063	33,946	13,748	20,198	50,870
Fourth	0.1063	34,111	13,777	20,334	2,445

Year	$0.4252	$135,450	$54,936	$80,514	$135,480

(1)	Distributions reinvested may be dilutive to stockholders to the extent that they are not covered by cash flows from operations, FFO and MFFO and such shortfalls are instead covered by borrowings. In September 2014, the CLP Board of Directors suspended the distribution reinvestment plan and beginning with the September 2014 quarterly distributions, stockholders who were participants in the distribution reinvestment plan received cash distributions instead of additional shares of our common stock.
(2)	Cash flows from operating activities calculated in accordance with GAAP are not necessarily indicative of the amount of cash available to pay distributions. For example, GAAP requires that the payment of acquisition fees and costs be classified as a use of cash in operating activities in the statement of cash flows, which directly reduces the measure of cash flows from operations. However, acquisition fees and costs are paid for with proceeds from our offerings and debt financings as opposed to operating cash flows. The CLP Board of Directors also uses other measures such as FFO and MFFO in order to evaluate the level of distributions.
(3)	The shortfall between total distributions and cash flows from operating activities was covered by financing or investing activities such as borrowings or net sales proceeds from sales of properties.
(4)	In December 2015, the CLP Board of Directors declared a special distribution of $1.30 per share, payable to stockholders of record of the Company’s common stock as of the close of business on December 4, 2015, and was funded using net sales proceeds from the sale of real estate.

Our cash flows from operating activities will fluctuate due to the seasonality of certain properties. As such, we anticipate cash flows from operating activities to increase during the third quarter to reflect the peak seasonal period of our attractions properties.

The tax composition of our distributions declared for the years ended December 31, 2015, 2014 and 2013 were as follows:

	December 31,
Distribution Type	2015	2014	2013
Taxable as ordinary income	28.0%	0.0%	0.0%
Taxable as capital gain	18.3%	0.0%	29.3%
Return of capital	53.7%	100.0%	70.7%

No amounts distributed to stockholders for the years ended December 31, 2015, 2014 and 2013 were required to be or have been treated as a return of capital for purposes of calculating the stockholders’ return on their invested capital as described in our advisory agreement.

RESULTS OF OPERATIONS

As of September 30, 2016, December 31, 2015, 2014 and 2013, we had invested in properties through the following investment structures:

	September 30,	December 31,
	2016	2015	2014	2013
Wholly-owned:
Leased properties (1)	31	24	42	72
Managed properties (2)(3)	12	17	54	63
Unimproved land (4)	—	1	1	1
Unconsolidated joint ventures: (1)
Leased properties	—	7	8	8

	43	49	105	144

(1)	Upon acquisition of our co-venture partner’s 20% interest in April 2016, we owned a 100% controlling interest in the entities that own seven properties and presented these seven properties under wholly-owned leased properties. These properties were classified as held for sale as of September 30, 2016, and subsequently sold in October 2016.
(2)	As of September 30, 2016, December 31, 2015, 2014 and 2013, our wholly-owned managed properties were as follows:

	September 30,	December 31,
	2016	2015	2014	2013
Ski & Mountain Lifestyle	—	—	1	1
Golf	—	—	—	13
Attractions	12	12	16	15
Senior housing	—	—	20	20
Marinas	—	5	17	13
Additional lifestyle	—	—	—	1

	12	17	54	63

(3)	Under applicable tax regulations, certain properties are permitted to be temporarily managed and certain properties are permitted to be indefinitely managed. As of September 30, 2016, all of our managed properties were temporarily managed. As of December 31, 2015, 2014 and 2013, we had 17, 30 and 38 properties, respectively, that were temporarily managed. As of December 31, 2014 and 2013, we had 24 and 25 properties that were indefinitely managed under management agreements, respectively. We did not have any properties that were indefinitely managed as of December 31, 2015.
(4)	In June 2016, we sold our unimproved land.

The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and the notes thereto.

Nine months ended September 30, 2016 compared to Nine months ended September 30, 2015

Rental income from operating leases. Rental income for the nine months ended September 30, 2016 increased by $13.0 million, as compared to the same period in 2015. Rental income for the nine months ended September 30, 2016 from our ski and mountain lifestyle properties increased approximately $7.9 million, related to the addition of seven properties we now wholly own after we completed the acquisition of our co-venture partner’s 20% interest in the Intrawest Venture in April 2016. Additional billings permitted under our leases calculated as a percentage of ski property level operating revenues generated by our tenants increased by approximately $5.8 million during the nine months ended September 30, 2016, as compared to the same period of the prior year, primarily as a result of favorable weather conditions during the peak ski season. Our ski properties in the Pacific Northwest had all-time record low snow conditions for the 2014/2015 ski season, but saw increased revenues for the 2015/2016 ski season due to snowfall returning to more normalized levels in the Pacific Northwest due to a pronounced El Nino effect. However, the same weather phenomenon caused a snow drought and record warm temperatures on the East Coast negatively impacting the 2015/2016 ski season for our properties located in the East. Rental income from our attractions properties declined by approximately $2.3 million for the nine months ended September 30, 2016, as compared to the same periods of 2015, primarily due to amending certain leases, which resulted in lower rents due under the leases, as described further above in “General—Tenant Workouts, Bad Debt Expense and Loan Provisions.” The following information summarizes the rental income from operating leases and base rents for our properties excluding properties that have been classified as discontinued operations (in thousands):

	Nine Months Ended September 30,		$ Change	% Change
Properties Subject to Operating Leases	2016	2015
Ski and mountain lifestyle	$83,632	$68,315	$15,317	22.42%
Attractions	22,013	24,310	(2,297)	(9.45)%

Total	$105,645	$92,625	$13,020	14.06%

As of September 30, 2016 and 2015, the weighted-average lease rate for our portfolio of wholly-owned leased properties (excluding assets held for sale) was 10.0% and 10.2%, respectively. These rates are based on annualized straight-line base rent due under our leases and the weighted-average contractual lease basis of our real estate investment properties subject to operating leases. The weighted-average lease rate of our portfolio may fluctuate based on our asset mix, timing of property acquisitions, lease terminations and reductions in rent granted to tenants.

Property operating revenues. Property operating revenues from managed properties, which are not subject to leasing arrangements, are derived from room rentals, food and beverage sales, ski and spa operations, ticket sales, concessions, waterpark and theme park operations, and other service revenues. The following information summarizes the revenues of our properties that were operated by third-party managers for the periods indicated below (in thousands):

	Nine Months Ended September 30,		$ Change	% Change
Properties Operated by Third-Party Managers	2016	2015
Ski and mountain lifestyle	$—	$44,548	$(44,548)	(100.00)%
Attractions	96,074	146,597	(50,523)	(34.46)%

Total	$96,074	$191,145	$(95,071)	(49.74)%

As of September 30, 2016 and 2015, we had a total of 12 and 16 managed properties (excluding properties that we classified as discontinued operations), respectively, of which certain properties were operated seasonally due to geographic location, climate and weather patterns. The decrease in property operating revenues is primarily due to the sale of four attraction properties and The Omni Mount Washington Resort, our one managed ski and mountain lifestyle property, during the first half of 2015.

Interest income on mortgages and other notes receivable. For the nine months ended September 30, 2015, we earned interest income of approximately $1.5 million. There was no interest income on mortgages and other notes receivable during the nine months ended September 30, 2016, as all of our notes receivables were collected during 2015.

Property operating expenses. Property operating expenses decreased primarily due to the sale of four attraction properties and The Omni Mount Washington Resort, our one managed ski and mountain lifestyle property, during the first half of 2015. The following information summarizes the expenses of our properties that were operated by third-party managers for the nine months ended September 30, 2016 and 2015 (in thousands):

	Nine Months Ended September 30,		$ Change	% Change
Properties Operated by Third-Party Managers	2016	2015
Ski and mountain lifestyle	$—	$34,730	$(34,730)	(100.00)%
Attractions	72,032	111,795	(39,763)	(35.57)%

Total	$72,032	$146,525	$(74,493)	(50.84)%

Asset management fees to advisor. Monthly asset management fees equal to 0.075% of invested assets are paid to CLP’s Advisor for the management of our real estate assets, loans and other permitted investments. For the nine months ended September 30, 2016, asset management fees to our Advisor were approximately $9.1 million as compared to approximately $12.2 million for the nine months ended September 30, 2015. The decrease in such fees was primarily attributable to a decrease in invested assets under management due to the sale of 55 properties in 2015 and six properties in 2016.

General and administrative. General and administrative expenses totaled approximately $10.8 million for the nine months ended September 30, 2016, as compared to $11.5 million for the nine months ended September 30, 2015. The decrease in general and administrative expenses was primarily the result of a reduction in legal, accounting and other professional services necessary to account and report on a declining portfolio of assets due to asset sales as a result of our exit strategy, as described above in “General—Our Exit Strategy.”

Ground leases and permit fees. Ground lease payments and land permit fees are generally based on a percentage of gross revenue of the underlying property over certain thresholds. For properties that are subject to leasing arrangements, ground leases and permit fees are paid by the tenants in accordance with the terms of our leases with those tenants and we record the corresponding equivalent revenues in rental income from operating leases. For the nine months ended September 30, 2016, ground lease and land permit fees were approximately $8.7 million, as compared to $7.8 million for the nine months ended September 30, 2015. The increase in ground leases and permit fees was primarily due to additional billings permitted under our leases calculated as a percentage of ski property level operating revenues generated by our tenants.

Other operating expenses. Other operating expenses were approximately $10.1 million for the nine months ended September 30, 2016 as compared to $4.9 million for the nine months ended September 30, 2015. The increase during the nine months ended September 30, 2016 was primarily attributable to expenses related to seven properties effective with the April 1, 2016 acquisition of our co-venture partner’s 20% interest in the Intrawest Venture as described above in “General—Our Exit Strategy,” and an increase in repair and maintenance expenses related to our properties subject to operating leases.

Bad debt (recovery) expense. Bad debt recovery totaled $(18.0) thousand for the nine months ended September 30, 2016, as compared to bad debt expense of approximately $8.1 million for the nine months ended September 30, 2015. As described above in “General—Tenant Workouts, Bad Debt Expense and Loan Provisions,” during 2015, one of our ski tenants with two leases on properties in the Pacific-Northwest experienced financial difficulties as a result of lower operating results from the low levels of snow accompanied by unusually warm weather. No bad debt expense was recorded related to this tenant during the nine months ended September 30, 2016 because snowfall levels improved in the fourth quarter of 2015, and this tenant had paid rental amounts related to the ski season that started in the fall of 2015.

Loan loss provision. Loan loss provision was approximately $9.4 million for the nine months ended September 30, 2015, as described in “General—Tenant Workouts, Bad Debt Expense and Loan Provisions.” This related to two borrowers of our mortgage note receivables who continued to experience financial difficulties and we recorded the loans at their net realizable values at September 30, 2015. All mortgage and notes receivables were collected in full during 2015. Accordingly. there was no loan loss provision during the nine months ended September 30, 2016.

Impairment provision. Impairment provision was approximately $8.1 million for the nine months ended September 30, 2016. As described above in “General—Tenant Workouts, Bad Debt Expense and Loan Provisions,” we entered into a purchase and sale agreement and adjusted the net carrying value of certain properties to the estimated sales price, less estimated closing costs. Impairment provision was approximately $1.4 million for the nine months ended September 30, 2015, which related to an adjustment to the net carrying value of our undeveloped land due to a revised estimated sale price, less estimated closing costs.

Depreciation and amortization. Depreciation and amortization expenses were approximately $49.7 million for the nine months ended September 30, 2016, as compared to $63.5 million for the nine months ended September 30, 2015. Depreciation and amortization expenses decreased primarily due to a lower depreciable basis of certain of our properties as a result of impairment provisions recorded in December 2015 and as a result of five properties that were sold in 2015 that did not qualify as discontinued operations.

Interest and other (expense) income. Interest and other (expense) income was approximately $1.0 million for the nine months ended September 30, 2016, as compared to $1.1 million for the nine months ended September 30, 2015.

Interest expense and loan cost amortization. Interest expense and loan cost amortization was approximately $8.4 million for the nine months ended September 30, 2016, as compared to $23.9 million for the nine months ended September 30, 2015. The decrease was primarily attributable to repayment of approximately $621.9 million in 2015 related to our senior unsecured notes, line of credit and other indebtedness.

Loss on extinguishment of debt. Losses on extinguishment of debt were approximately $25 thousand for the nine months ended September 30, 2016. For the nine months ended September 30, 2015, the loss on extinguishment of debt was approximately $21.1 million. The losses incurred during the nine months ended September 30, 2015 related to the early repayments of our senior unsecured notes and certain loans during 2015. Loss on extinguishment of debt included legal fees incurred with the transaction, prepayment penalty fees and the write-off of unamortized bond issue costs and loan costs.

Equity in earnings (loss) of unconsolidated entities. The following table summarizes equity in earnings (loss) from our unconsolidated entities (in thousands):

	Nine Months Ended September 30,		$ Change	% Change
	2016	2015
DMC Partnership	$—	$2,475	$(2,475)	(100.00)%
Intrawest Venture	1,290	1,465	(175)	(11.95)%

Total	$1,290	$3,940	$(2,650)	(67.26)%

As described above in “Liquidity and Capital Resources—Sources of Liquidity and Capital Resources—Distributions from Unconsolidated Entities, ” in April 2015 we sold our 81.98% interest in the DMC Partnership and on April 1, 2016, we acquired our co-venture partner’s 20% non-controlling interest in the Intrawest Venture, which resulted in a combined 100% controlling interest in the Intrawest Venture. As a result, we began consolidating all of the results of operations of the Intrawest Venture. We did not own any investments in unconsolidated entities as of September 30, 2016 and will not record equity in earnings going forward.

Gain from purchase of controlling interest in investment in unconsolidated entity. Gain from purchase of the remaining 20% interest in our Intrawest Venture effective April 1, 2016 was approximately $30.0 million for the nine months ended September 30, 2016. We did not acquire any interests in unconsolidated entities during the nine months ended September 30, 2015.

Gain (loss) on sale of real estate. Gain (loss) on sale of real estate from continuing operations was approximately $0.9 million for the nine months ended September 30, 2016 and approximately $26.5 million for the nine months ended September 30, 2015. The gain (loss) on sale of real estate related primarily to the sale of our unimproved land during 2016 and one of our attractions properties during 2015.

Gain from sale of unconsolidated entity. Gain from sale of our interest in the DMC Partnership, our unconsolidated entity, was approximately $39.3 million for the nine months ended September 30, 2015. We did not sell any interest in unconsolidated entities during 2016.

Income tax provision. Income tax provision was approximately $3.1 million for the nine months ended September 30, 2016, as compared to $9.1 million for the nine months ended September 30, 2015. The income tax provision was recorded as we may not have satisfied the gross income tests applicable to REITs, as further described in “Note 2, Significant Accounting Policies—Revision of Previously Issued Financial Statements” to the unaudited condensed consolidated financial statements as of September 30, 2016 and December 31, 2015 and for the nine months ended September 30, 2016 and 2015.

Discontinued operations. Income from discontinued operations was approximately $9.4 million for the nine months ended September 30, 2016, as compared to $214.4 million for the nine months ended September 30, 2015. The results of operations of five marinas properties and 50 senior housing and marinas properties owned during the nine months ended September 30, 2016 and 2015, respectively, were reflected in discontinued operations for all periods presented. In addition, income from discontinued operations included gains on sale of assets of $9.7 million for the nine months ended September 30, 2016 from the sale of five properties and gains on sale of assets of $210.9 million during the nine months ended September 30, 2015 from the sale of 38 properties.

Year ended December 31, 2015 compared to Year ended December 31, 2014

Rental income from operating leases. Rental income for the year ended December 31, 2015 decreased by approximately $2.8 million as compared to the same period in 2014. Additional billings permitted under our leases calculated as a percentage of ski property level operating revenues generated by our tenants declined by approximately $3.0 million during the year ended December 31, 2015, primarily due to unfavorable weather conditions. Our ski properties in the Pacific Northwest had all-time record low snow conditions for the 2014/2015 ski season, but saw increased revenues for the start of the 2015/2016 ski season due to snowfall returning to more normalized levels in the Pacific Northwest due to a pronounced El Nino effect. However, the same weather phenomenon caused a snow drought and record warm temperatures on the East Coast negatively impacting the start to our 2015/2016 ski season for our properties located in the East. This decline in ski revenues was partially offset by an increase in revenues attributed to capital improvements made at our attractions properties that resulted in higher lease basis, which increased rent due from our tenants. Rental income from our attractions properties declined by approximately $1.5 million due to amending the lease and lowering rents due under the leases, as described above in “Tenant Workouts, Bad Debt Expense and Loan Provisions.”

The following information summarizes trends in rental income from operating leases and base rents for certain of our properties excluding properties that have been classified as discontinued operations (in thousands):

	For the Year Ended December 31,
Properties Subject to Operating Leases	2015	2014	$ Change	% Change
Ski and mountain lifestyle	$95,167	$98,440	$(3,273)	(3.32)%
Attractions	30,072	29,583	489	1.65%

Total	$125,239	$128,023	$(2,784)	(2.17)%

As of December 31, 2015 and 2014, the weighted-average lease rate for our portfolio of wholly-owned leased properties was 10.2% and 10.0%, respectively. These rates are based on annualized straight-line base rent due under our leases and the weighted-average contractual lease basis of our real estate investment properties subject to operating leases. The weighted-average lease rate of our portfolio will fluctuate based on our asset mix, timing of property acquisitions, lease terminations and reductions in rent granted to tenants.

Property operating revenues. The following information summarizes the revenues of our properties that were operated by third-party managers for the years ended December 31, 2015 and 2014 (in thousands):

	For the Year Ended December 31,
Properties Operated by Third-Party Managers	2015	2014	$ Change	% Change
Ski and mountain lifestyle	$51,942	$54,019	$(2,077)	(3.84)%
Attractions	159,162	182,841	(23,679)	(12.95)%

Total	$211,104	$236,860	$(25,756)	(10.87)%

As of December 31, 2015 and 2014, we had a total of 12 and 17 managed properties (excluding properties that we classified as discontinued operations), respectively, of which certain properties were operated seasonally due to geographic location, climate and weather patterns. The decrease in property operating revenues was primarily due to the sale of one attractions property in June 2015, three attractions properties in November 2015 and one ski and mountain lifestyle property in December 2015. The decrease was partially offset by increases in property operating revenue for our other attractions properties primarily due to higher ticket sales, retail shop sales and food and beverage sales.

Interest income on mortgages and other notes receivable. Interest income on mortgages and other notes receivable was approximately $1.3 million and $8.4 million for the year ended December 31, 2015 and 2014, respectively. The decrease was primarily attributable to the repayment of approximately $83.5 million for two of our loans that matured in September 2014 and the collection of all remaining notes receivable during 2015.

Property operating expenses. Property operating expenses decreased primarily due to the sale of one attractions property in June 2015, three attractions properties in November 2015 and one ski and mountain lifestyle property in December 2015. The following information summarizes the expenses of our properties that were operated by third-party managers for the years ended December 31, 2015 and 2014 (in thousands):

	For the Year Ended December 31,
Properties Operated by Third-Party Managers	2015	2014	$ Change	% Change
Ski and mountain lifestyle	$42,702	$45,940	$(3,238)	(7.05)%
Attractions	131,409	144,225	(12,816)	(8.89)%

Total	$174,111	$190,165	$(16,054)	(8.44)%

Asset management fees to advisor. Monthly asset management fees equal to 0.08334% prior to April 1, 2014 and 0.075% effective April 1, 2014 of invested assets were paid to CLP’s Advisor for the management of our real estate assets, loans and other permitted investments. For the years ended December 31, 2015 and 2014, asset management fees to our Advisor were approximately $15.7 million and $18.7 million, respectively. The decrease in such fees was primarily attributable to the reduction in asset fee rates described above and the sale of five real estate properties (excluding properties classified as discontinued operations) and our interest in the DMC Partnership during 2015.

General and administrative. General and administrative expenses totaled approximately $15.6 million and $17.1 million for the years ended December 31, 2015 and 2014, respectively. General and administrative expenses were comprised primarily of reimbursable personnel expenses of affiliates of our Advisor, accounting and legal fees, and board of directors’ fees. The decrease in general and administrative expenses was primarily the result of a reduction in legal, accounting and other professional services necessary to account and report on a declining portfolio of assets due to asset sales as a result of our exit strategy, as described above in “Our Exit Strategy.”

Ground leases and permit fees. For the years ended December 31, 2015 and 2014, ground lease and land permit fees were approximately $10.3 million and $10.2 million, respectively, of which approximately $6.7 million and $6.8 million, respectively, represented the corresponding equivalent revenues in rental income from operating leases.

Acquisition fees and costs. Acquisition fees were paid to our Advisor for services in connection with the selection, purchase, development or construction of real property and were generally 3% of gross offering proceeds, including proceeds from our distribution reinvestment plan. Acquisition fees and costs totaled approximately $0.7 million for the year ended December 31, 2014. We did not incur acquisition fees during the year ended December 31, 2015 as we did not purchase any real estate properties during 2015 and we suspended the distribution reinvestment plan in September 2014.

Other operating expenses. Other operating expenses totaled approximately $6.9 million and $5.3 million for the years ended December 31, 2015 and 2014, respectively. The increase was primarily attributable to an increase in repair and maintenance expenses related to our properties subject to operating leases.

Bad debt expense. Bad debt expense was approximately $8.5 million and $0.3 million for the years ended December 31, 2015 and 2014, respectively. The increase was related to one of our ski tenants with two leases on properties in the Pacific-Northwest that experienced financial difficulties as a result of lower operating results from the low levels of snow accompanied by unusually warm weather during the 2014/2015 ski season. As described above in “General—Tenant Workouts, Bad Debt Expense and Loan Provisions,” due to improved snowfall levels, this tenant has paid rental amounts related to the ski season that started in the fourth quarter of 2015.

Loan loss provision. Loan loss provisions were approximately $9.3 million and $3.3 million for the years ended December 31, 2015 and 2014, respectively. During the year ended December 31, 2015, as described above in “General—Tenant Workouts, Bad Debt Expense and Loan Provisions,” we recorded loan loss provisions to record our mortgage receivables at their net realizable values. During the year ended 2014, we recorded a loan loss provision of approximately $3.3 million on one of our mortgage and other notes receivable with one of our golf operators, as a result of uncertainty related to the collectability of the note receivable. We collected the remaining $1.3 million balance of the note as full satisfaction of the note during 2014.

(Gain) loss on lease terminations. (Gain) loss on lease terminations was approximately $8.9 million for the year ended December 31, 2014. As described above in “General—Tenant Workouts, Bad Debt Expense and Loan Provisions,” one of our ski tenants on two leases experienced financial difficulties and was unable to pay rent in 2015 due to low levels of snow accompanied by unusually warm weather. In connection with the ongoing financial difficulties, we recorded a loss on lease termination (for the write off of straight-line rents) of approximately $8.9 million during the year ended December 31, 2014. We did not record any (gain) loss on lease terminations during the year ended December 31, 2015.

Impairment provisions. Impairment provisions were approximately $124.9 million and $30.4 million for the years ended December 31, 2015 and 2014, respectively. Impairment provisions recorded during the year ended December 31, 2015, related primarily to several attractions and ski and mountain lifestyle properties to write down their book values to estimated fair values based on discounted cash flows and residual values, as described further under “General — Tenant Workouts, Bad Debt Expense and Loan Provisions.” Impairment provisions recorded during the year ended December 31, 2014, related to one of our attractions properties and our unimproved land to write down the book values related to these properties to estimated sales prices from third party buyers less costs to sell.

Depreciation and amortization. Depreciation and amortization expense was approximately $83.5 million and $98.7 million for the years ended December 31, 2015 and 2014, respectively. The decrease year-over-year was primarily due to discontinuing the recognition of depreciation and amortization expense upon the determination of recording the properties as real estate held for sale.

Interest and other income. Interest and other income was approximately $2.2 million and $0.8 million for the years ended December 31, 2015 and 2014, respectively. The increase in interest and other income was primarily due to gain on insurance proceeds of approximately $0.8 million received from insurance claims as described above in “Sources of Liquidity and Capital Resources—Proceeds from Insurance—Hurricane, Storm and Other Damage” and an increase in interest income due to maintaining larger cash balances from holding net sales proceeds prior to the special distribution paid in December of 2015.

Interest expense and loan cost amortization. Interest expense and loan cost amortization was approximately $27.0 million and $57.3 million for the years ended December 31, 2015 and 2014, respectively. The decrease was primarily attributable to the repayment of approximately $621.9 million of indebtedness, excluding indebtedness related to properties classified as discontinued operations, subsequent to December 31, 2014.

Loss on extinguishment of debt. Losses on extinguishment of debt was approximately $21.1 million and $1.4 million for the years ended December 31, 2015 and 2014, respectively. The increase in loss on extinguishment of debt related to the early repayments of our senior unsecured notes and certain loans during 2015. Loss on extinguishment of debt included legal fees incurred with the transaction, prepayment penalty fees and the write-off of unamortized bond issue costs and loan costs.

Equity in earnings (loss) of unconsolidated entities. The following table summarizes equity in earnings from our unconsolidated entities (in thousands):

	For the Year Ended December 31,
	2015	2014	$ Change	% Change
DMC Partnership	$2,475	$8,519	$(6,044)	(70.95)%
Intrawest Venture	3,678	(766)	4,444	580.16%

Total	$6,153	$7,753	$(1,600)	(20.64%)

Equity in earnings of unconsolidated entities was approximately $6.2 million and $7.8 million for the years ended December 31, 2015 and 2014, respectively. The decrease was primarily due to the sale of our interest in the DMC Partnership in April 2015. This decrease was offset by improved results from our Intrawest Venture in 2015 due to the fact that during 2014, we recorded catch up depreciation and amortization expense due to the reclassification of six Intrawest village retail properties from assets held for sale to held and used.

In July 2015, our co-venture partner accepted our offer to acquire their 20% interest in the Intrawest Venture for a nominal amount in accordance with the buy-sell provisions of the Intrawest Venture partnership agreement. As discussed above, we acquired the 20% interest on April 1, 2016, at which time we became the 100% owners of the entities that own seven properties.

Income tax provision. Income tax provision was approximately $9.8 million for the year ended December 31, 2015. The income tax provision for 2015 was revised as a result of our determination that we may not have satisfied the gross income tests applicable to REITs, as further described in “Note 2, Significant Accounting Policies—Revision of Previously Issued Financial Statements” to the unaudited condensed consolidated financial statements as of September 30, 2016 and December 31, 2015 and for the nine months ended September 30, 2016 and 2015. We did not incur an income tax provision for the year ended December 31, 2014.

Income (loss) from discontinued operations. Income (loss) from discontinued operations was approximately $204.7 million and $(31.7) million for the years ended December 31, 2015 and 2014, respectively. The results of operations of 104 properties (which included our five marinas properties classified as held for sale as of December 31, 2015, the 12 marinas properties sold during 2015, the 38 senior housing properties sold during 2015 and all properties sold during 2014 and 2013) were reflected in discontinued operations for all periods presented. During the years ended December 31, 2015 and 2014, income from discontinued operations included net gains of $200.2 million and $4.1 million, respectively, from the sale of 50 properties and 49 properties, respectively, and included approximately $7.7 million and $37.9 million, respectively, in impairment provisions related to the marinas properties to write down the book value of the marinas properties to expected sales proceeds, less costs to sell.

Gain on sale of real estate. Gain on sale of real estate from continuing operations was approximately $46.6 million for the year ended December 31, 2015. The gain on sale of real estate primarily related to the sale of four of our attractions properties and one ski and mountain property. There was no gain on sale of real estate in 2014 as the gains were recorded through income (loss) from discontinued operations.

Gain from sale of unconsolidated entities. The gain from the sale of our interest in the DMC Partnership, one of our unconsolidated joint ventures, was approximately $39.3 million for the year ended December 31, 2015. There was no gain on sale of unconsolidated entities during 2014.

Year ended December 31, 2014 compared to Year ended December 31, 2013

Rental income from operating leases. Rental income for the year ended December 31, 2014 increased by approximately $12.6 million as compared to the same period in 2013. The increase was primarily attributable to (i) capital improvements made at our ski and mountain lifestyle properties that resulted in a higher lease basis, (ii) the conversion of one attractions property from managed to leased structure during the first quarter of 2014, and (iii) acquisitions during 2013 that earned rental income for a full year during 2014 as compared to a partial year during 2013.

The following information summarizes trends in rental income from operating leases and base rents for certain of our properties excluding properties that have been classified as discontinued operations (in thousands):

	For the Year Ended December 31,
Properties Subject to Operating Leases	2014	2013	$ Change	% Change
Ski and mountain lifestyle	$98,440	$96,326	$2,114	2.2%
Attractions	29,583	19,088	10,495	55.0%

Total	$128,023	$115,414	$12,609	10.9%

As of December 31, 2014 and 2013, the weighted-average lease rate for our portfolio of wholly-owned leased properties was 10.0% and 9.8%, respectively. The increase in the weighted average lease rate was primarily attributable to the transition of one of our attractions properties from managed to leased during 2014. These rates are based on annualized straight-line base rent due under our leases and the weighted-average contractual lease basis of our real estate investment properties subject to operating leases.

Property operating revenues. The following information summarizes the revenues of our properties that were operated by third-party managers for the years ended December 31, 2014 and 2013 (in thousands):

	For the Year Ended December 31,
Properties Operated by Third-Party Managers	2014	2013	$ Change	% Change
Ski and mountain lifestyle	$54,019	$51,018	$3,001	5.9%
Attractions	182,841	182,938	(97)	-0.1%

Total	$236,860	$233,956	$2,904	1.2%

As of December 31, 2014 and 2013, we had a total of 17 and 16 managed properties (excluding properties that we classified as discontinued operations), respectively, of which certain properties were operated seasonally due to geographic location, climate and weather patterns. The increase in property operating revenues was primarily attributable to our Mount Washington Resort which continued to experience increased occupancy and high revenue per available room as a result of renovations and enhancements made at the property and operational strategies that have been implemented, as well as strong group and conference business. Increased revenues at our attraction properties were offset by one previously managed property that transitioned to a lease at the beginning of 2014.

Interest income on mortgages and other notes receivable. Interest income on mortgages and other notes receivable was approximately $8.4 million and $13.1 million for the year ended December 31, 2014 and 2013, respectively. The decrease was primarily attributable to (i) the repayment of approximately $83.5 million for two of our loans that matured in September 2014, (ii) the restructuring of one of our other notes reducing the interest rate which was effective as of September 1, 2013 and (iii) the foreclosure of an attractions property that served as collateral on one of our mortgage notes receivable in April 2014. See “General—Tenant Workouts, Bad Debt Expense and Loan Provisions.” above for additional information.

Property operating expenses. Property operating expenses increased primarily due to repair and maintenance expenses relating to our managed properties and the increased visitation at our Mount Washington Resort and attractions properties offset by one attraction property that became leased in 2014. See “Property operating revenues” above for additional information. The following information summarizes the expenses of our properties that were operated by third-party managers for the years ended December 31, 2014 and 2013 (in thousands):

	For the Year Ended December 31,
Properties Operated by Third-Party Managers	2014	2013	$ Change	% Change
Ski and mountain lifestyle	$45,940	$44,840	$1,100	2.5%
Attractions	144,225	142,741	1,484	1.0%

Total	$190,165	$187,581	$2,584	1.4%

Asset management fees to advisor. Monthly asset management fees equal to 0.08334% prior to April 1, 2014 and 0.075% effective April 1, 2014 of invested assets were paid to CLP’s Advisor for the management of our real estate assets, loans and other permitted investments. For the years ended December 31, 2014 and 2013, asset management fees to our Advisor were approximately $18.7 million and $23.1 million, respectively. The decrease in such fees was primarily attributable to the reduction in asset fee rates described above.

General and administrative. General and administrative expenses totaled approximately $17.1 million and $17.2 million for the years ended December 31, 2014 and 2013, respectively.

Ground leases and permit fees. For the years ended December 31, 2014 and 2013, ground lease and land permit fees were approximately $10.2 million and $9.8 million, respectively, of which approximately $6.8 million and $6.9 million, respectively, represented the corresponding equivalent revenues in rental income from operating leases. The increase in such fees was primarily attributable to an increase in gross revenues of our ski and mountain lifestyle properties.

Acquisition fees and costs. Acquisition fees were paid to our Advisor for services in connection with the selection, purchase, development or construction of real property and were generally 3% of gross offering proceeds including proceeds from our distribution reinvestment plan. Acquisition fees and costs totaled approximately $0.7 million and $2.5 million for the years ended December 31, 2014 and 2013, respectively. The decrease was primarily attributable to the elimination of acquisition fees effective April 2014.

Other operating expenses. Other operating expenses totaled approximately $5.3 million and $4.5 million for the years ended December 31, 2014 and 2013, respectively. The increase was primarily attributable to an increase in repair and maintenance expenses, offset by lower taxes assessed for properties that were transitioned from leased to managed structures in 2012.

Bad debt expense. Bad debt expense was approximately $0.3 million and $0.05 million for the years ended December 31, 2014 and 2013, respectively.

Impairment provision. Impairment provisions were approximately $30.4 million and $50.0 million for the years ended December 31, 2014 and 2013, respectively, related to one of our attractions properties and our unimproved land, respectively, to write down the book value related to these properties to estimated sales prices from third party buyers less costs to sell.

Interest and other income (expense). Interest and other income (expense) was approximately $0.8 million and $0.6 million for the years ended December 31, 2014 and 2013, respectively.

(Gain) loss on lease terminations. (Gain) loss on lease terminations was approximately $8.9 million and $(3.9) million for the years ended December 31, 2014 and 2013, respectively. As described above in “General—Tenant Workouts, Bad Debt Expense and Loan Provisions,” one of our ski tenants on two leases experienced financial difficulties and was unable to pay rent in 2015 due to low levels of snow accompanied by unusually warm weather. In connection with the ongoing financial difficulties, we recorded a loss on lease termination (for the write off of straight-line rents) of approximately $8.9 million during the year ended December 31, 2014. During 2013, we recorded a gain on lease terminations of approximately $3.8 million as a result of terminating our lease related to an attractions property in Hawaii in exchange for receiving the Wet ‘n’ Wild trade name.

Loan loss provision. Loan loss provisions were approximately $3.3 million and $3.1 million for the years ended December 31, 2014 and 2013, respectively. During the year ended 2014, we recorded a loan loss provision of approximately $3.3 million on one of our mortgage and other notes receivable with one of our golf operators, as a result of uncertainty related to the collectability of the note receivable. We collected the remaining $1.3 million balance of the note as full satisfaction of the note during 2014. During the year ended December 31, 2013, we recorded loan loss provisions of approximately $1.8 million relating to one ski loan as a result of a proposed restructure as a result of providing payment concessions to the borrower in 2014. In addition, we foreclosed on an attractions property that served as collateral on one of our other existing loans and we recorded a loan loss provision of approximately $1.3 million based on expected estimated fair value of the collateral.

Depreciation and amortization. Depreciation and amortization expense was approximately $98.7 million and $94.5 million for the years ended December 31, 2014 and 2013, respectively. The increase was primarily due to an increase in intangible assets acquired subsequent to December 31, 2013.

Bargain purchase gain. Bargain purchase gain was approximately $2.7 million for the year ended December 31, 2013. This gain related to the acquisition of an attractions property where the fair value of the net assets acquired exceeded the consideration transferred. The excess resulted from the fact that the seller did not widely market the property for sale and was motivated to sell because the property was deemed an outlier from the other investments owned by the seller. There was no bargain purchase gain for the year ended December 31, 2014.

Interest expense and loan cost amortization. Interest expense and loan cost amortization was approximately $57.3 million and $55.8 million for the years ended December 31, 2014 and 2013, respectively. The increase was primarily attributable to an increase in weighted average debt outstanding and was slightly offset by a decrease in the weighted average interest rate as a result of using proceeds from our line of credit (which had a lower cost of funds) to prepay approximately $78.3 million in bonds during 2014.

Loss on extinguishment of debt. Losses on extinguishment of debt were approximately $1.4 million for the year ended December 31, 2014. The loss incurred related to repayments of certain loans during 2014. We did not record a loss on extinguishment of debt during the year ended December 31, 2013.

Gain from sale of unconsolidated entities. Gain from sale of unconsolidated entities was approximately $55.4 million for the year ended December 31, 2013. This gain related to the sale of our interests in the 42 senior housing properties held through the CNLSun I, CNLSun II and CNLSun III Ventures in July 2013. See “Sources of Liquidity and Capital Resources—Distributions from Unconsolidated Entities” above for additional information. There was no sale of unconsolidated entities during the year ended December 31, 2014.

Equity in earnings (loss) of unconsolidated entities. The following table summarizes equity in earnings from our unconsolidated entities (in thousands):

	For the Year Ended December 31,
	2014	2013	$ Change	% Change
DMC Partnership	$8,519	$10,912	$(2,393)	-21.9%
Intrawest Venture	(766)	3,924	(4,690)	-119.5%
CNLSun I Venture	—	(1,804)	1,804	100.0%
CNLSun II Venture	—	(509)	509	100.0%
CNLSun III Venture	—	(822)	822	100.0%

Total	$7,753	$11,701	$(3,948)	-33.7%

Equity in earnings of unconsolidated entities was approximately $7.8 million and $11.7 million for the years ended December 31, 2014 and 2013, respectively. The change was primarily due to recording the 2014 depreciation and amortization catch up in connection with the reclassification of the six Intrawest village retail properties from assets held for sale to held and used. Also, in July 2013, we completed the sale of our interest in 42 senior housing properties held through the CNLSun I, CNLSun II and CNLSun III Ventures, as such, there was no equity in earnings (loss) allocated to us from the aforementioned ventures.

Loss from discontinued operations. Loss from discontinued operations was approximately $31.7 million and $241.1 million for the years ended December 31, 2014 and 2013, respectively. The results of operations of real estate properties that are classified as held for sale, along with properties sold during 2014 and 2013, were reflected in discontinued operations for all periods presented. The reduction in loss was primarily attributable to recording approximately $37.9 million in impairments primarily related to our marinas properties during 2014, as compared to $219.5 million in impairments primarily relating to our golf properties and our multi-family property during 2013. In addition, depreciation and amortization were lower in 2014 as compared to 2013 due to a lower depreciable basis of our golf properties as a result of impairment provisions recorded in December 2013, and because during 2014, we ceased depreciation and amortization as a result of the golf properties being classified as held for sale. Additionally, as of December 31, 2014, we ceased depreciation and amortization on the senior housing and marinas properties as a result of them being classified as held for sale.

Other

Funds from Operations and Modified Funds From Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, NAREIT promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating our operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model to an expensed-as-incurred model) that were put into effect in 2009 and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses as items that are expensed under GAAP and accounted for as operating expenses. Our management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA, an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe it is presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to straight-line rent adjustments for leases and notes receivable; gains or losses included in net income from the extinguishment or sale of debt and hedges; amounts relating to the amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); loan loss provisions related to mortgages and other notes receivable; accretion of discounts and amortization of premiums on debt investments; eliminations of adjustments relating to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income or loss, mark-to-market adjustments included in net income or loss; and adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we do retain an outside consultant to review all of our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, straight-line adjustments for leases and notes receivable, amortization of above and below market leases, impairments of lease related assets, loss from early extinguishment of debt and accretion of discounts or amortization of premiums for debt investments. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income or loss in determining cash flow from operating activities.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisitions costs are funded from our subscription proceeds and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of its liquidity, or indicative of funds available to fund cash needs including our ability to make distributions to stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value or based on an estimated net asset value. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO and MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust its calculation and characterization of FFO or MFFO.

	Nine Months Ended September 30,
	2016	2015
Net income	$64,418	$251,066
Adjustments:
Net gain on sale of real estate investment (1)
Continuing operations	(1,182)	(26,528)
Discontinued operations	(9,025)	(212,383)
Gain on purchase of controlling interest of investment in unconsolidated entity (2)
Continuing operations	(30,025)	—
Gain on sale of unconsolidated entity (3)
Continuing operations	—	(39,252)
Impairment of real estate assets (4)
Continuing operations	—	1,428
Discontinued operations	—	7,749
Depreciation and amortization
Continuing operations	49,694	63,463
Net effect of FFO adjustment from unconsolidated entities (2)(3)(5)	766	4,721

Total funds from operations	74,646	50,264

Straight-line adjustments for leases and notes receivable (6)
Continuing operations	2,571	1,958
Loss on early extinguishment of debt (7)
Continuing operations	25	21,065
Discontinued operations	308	2,042
Amortization of above/below market intangible assets and liabilities and lease incentives
Continuing operations	1	(57)
Loan loss provision (8)
Continuing operations	—	9,369
Write-off of lease related costs (9)
Continuing operations	8,142	—
Realized loss on the extinguishment of cash flow hedge (7)
Continuing operations	—	180
Accretion of discounts/amortization of premiums
Continuing operations	—	1
MFFO adjustments from unconsolidated entities: (2)(3)(5)
Straight-line adjustments for leases and notes receivable (6)
Continuing operations	105	338
Amortization of above/below market intangible assets and liabilities
Continuing operations	(8)	(4)

Modified funds from operations	$85,790	$85,156

Weighted average number of shares of common stock Outstanding (basic and diluted)	325,183	325,183

FFO per share (basic and diluted)	$0.23	$0.15

MFFO per share (basic and diluted)	$0.26	$0.26

(1)	Net gain on sale of real estate investment includes gain on insurance proceeds and loss on retirement of property.

(2)	In April 2016, we completed the acquisition of our co-venture partner’s 20% interest in one unconsolidated joint venture that held seven properties. See “Sources of Liquidity and Capital Resources—Distributions from Unconsolidated Entities” for additional information.
(3)	In April 2015, we completed the sale of our interest in one unconsolidated joint venture that held one property. See “Sources of Liquidity and Capital Resources—Distributions from Unconsolidated Entities” for additional information.
(4)	While impairment charges are excluded from the calculation of FFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.
(5)	This amount represents our share of the FFO or MFFO adjustments allowable under the NAREIT or IPA definitions, respectively, multiplied by the percentage of income or loss recognized under the HLBV method.
(6)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.
(7)	Loss on extinguishment of debt includes legal fees incurred with the transaction, prepayment penalty fees and write-off of unamortized loan costs, as applicable. Loss from extinguishment of cash flow hedge includes swap breakage fees and reclassification of loss on termination of cash flow hedges from other comprehensive income (loss) from interest expense.
(8)	We recorded loan loss provisions on our mortgages and other notes receivable as a result of uncertainty related to the collectability of these notes receivables.
(9)	Management believes that adjusting for write-offs of lease related assets is appropriate because they are non-cash adjustments that may not be reflective of our ongoing operating performance. During each of the quarter and nine months ended September 30, 2016, we recorded impairment provisions totaling approximately $8.1 million for deferred rent from prior GAAP straight-lining adjustments.

The following table presents a reconciliation of net income or loss to FFO and MFFO for the years ended December 31, 2015, 2014 and 2013 (in thousands except per share data).

	Year Ended December 31,
	2015	2014	2013
Net income (loss)	$129,893	$(92,144)	$(252,539)
Adjustments:
Depreciation and amortization
Continuing Operations	83,481	98,664	94,459
Discontinued Operations	—	36,709	55,852
Impairment of real estate assets (1)
Continuing Operations	119,537	30,428	50,033
Discontinued Operations	7,749	37,867	161,410
(Gain) loss on sale of real estate investment (2)
Continuing Operations	(47,308)	19	24
Discontinued Operations	(203,059)	(8,935)	(2,408)
Gain on sale of unconsolidated entities (3)
Continuing Operations	(39,252)	—	(55,394)
Net effect of FFO adjustments from unconsolidated entities (4)	5,524	13,857	15,752

Total funds from operations	56,565	116,465	67,189

Acquisition fees and expenses (5)
Continuing Operations	—	664	2,467
Discontinued Operations	—	1,937	674
Straight-line adjustments on leases and notes receivable (6)
Continuing Operations	(475)	(2,171)	(3,597)
Discontinued Operations	—	(3,554)	(2,417)
Loss from early extinguishment of debt (7)
Continuing Operations	21,065	1,391	—
Discontinued Operations	2,042	4,818	—
Contingent purchase consideration (8)
Discontinued Operations	—	(665)	—
Amortization of above/below market intangible assets and liabilities
Continuing Operations	(75)	16	(5)
Discontinued Operations	—	583	1,388
(Gains) write-off of lease related costs (9)
Continuing Operations	5,336	8,914	(3,888)
Discontinued Operations	—	—	58,092
Loan loss provision (10)
Continuing Operations	9,319	3,270	3,104
Realized loss on the extinguishment of cash flow hedge (7)
Continuing Operations	180	460	—
Discontinued Operations	—	2,339	—
Accretion of discounts/amortization of premiums for debt investments
Continuing Operations	1	51	12
MFFO adjustments from unconsolidated entities (4)
Straight-line adjustments for leases and notes receivable (6)
Continuing Operations	378	228	(160)
Amortization of above/below market intangible assets and liabilities
Continuing Operations	(12)	(157)	52

Modified funds from operations	$94,324	$134,589	$122,911

Weighted average number of shares of common stock outstanding (basic and diluted)	325,183	324,451	318,742

FFO per share (basic and diluted)	$0.17	$0.36	$0.21

MFFO per share (basic and diluted)	$0.29	$0.41	$0.39

(1)	The add back for impairment of real estate assets to arrive at FFO does not include impairments of deferred rent from prior GAAP straight-lining adjustments and lease incentives described in Footnote (9) below. While impairment charges are excluded from the calculation of FFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges.
(2)	Gains and loss on the sale of real estate for the year ended December 31, 2015, primarily includes the gains and losses recognized on the sale of our 38 senior housing properties, 12 marinas properties, four attractions properties and one ski and mountain lifestyle property.
(3)	In April 2015, we completed the sale of our interest in one unconsolidated joint venture that held one property. In July 2013, we completed the sale of our interests in 42 senior housing properties held through three unconsolidated joint ventures. See “Sources of Liquidity and Capital Resources—Distributions from Unconsolidated Entities” for additional information.
(4)	This amount represents our share of the FFO or MFFO adjustments allowable under the NAREIT or IPA definitions, respectively, multiplied by the percentage of income or loss recognized under the HLBV method.
(5)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. By adding back acquisition fees and expense relating to business combinations, management believes MFFO provides useful supplemental information of its operating performance and will also allow comparability between real estate entities regardless of their level of acquisition activities. Acquisition fees and expenses include payments to our Advisor or third parties. Acquisition fees and expenses relating to business combinations under GAAP are considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property.
(6)	Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.
(7)	(Gain) loss of extinguishment of debt includes legal fees incurred with the transaction, prepayment penalty fees and write-off of unamortized loan costs, as applicable. Loss from extinguishment of cash flow hedge includes swap breakage fees and reclassification of loss on termination of cash flow hedges from other comprehensive income (loss) from interest expense.
(8)	Management believes that the elimination of the contingent purchase price consideration adjustment, which represents the yield guarantee as mentioned above, included in interest and other income (expense) for GAAP purposes is appropriate because the adjustment is a non-cash adjustment that is not reflective of our ongoing operating performance and aligns results with management’s analysis of operating performance.
(9)	Management believes that adjusting for gains or write-offs of lease related assets is appropriate because they are non-cash adjustments that may not be reflective of our ongoing operating performance. In 2015 and 2013, we recorded impairment provisions totaling approximately $5.3 million and $58.1 million, respectively, for deferred rent from prior GAAP straight-lining adjustments, below market intangible liabilities, and lease incentives.
(10)	We recorded loan loss provisions on our mortgages and other notes receivable as a result of uncertainty related to the collectability of these notes receivables.

Off Balance Sheet and Other Arrangements

As of December 31, 2015, we had an 80% interest in the Intrawest Venture. In April 2016, we acquired the remaining 20% interest from our co-venture partner and own 100% of the Intrawest Venture. No off balance sheet arrangements existed as of September 30, 2016.

Commitments, Contingencies and Contractual Obligations

As of September 30, 2016, our contractual obligations were not materially different from the amounts reported for the year ended December 31, 2015. The following tables present our contractual obligations and contingent commitments and the related payments due by period as of December 31, 2015:

Contractual Obligations

	Payments Due by Period (in thousands)
	Less than 1 year	Years 1-3	Years 3-5	More than 5 years	Total
Mortgages and other notes payable (principal and interest) (1)	$48,875	$141,973	$8,852	$—	$199,700
Capital lease	2,206	1,803	298	—	4,307
Obligations under operating leases (2)	12,733	25,451	25,252	171,651	235,087

	$63,814	$169,227	$34,402	$171,651	$439,094

(1)	This line item includes all third-party and seller financing obtained in connection with the acquisition of properties. Future interest payments on our variable rate debt and line of credit were estimated based on a 30-day LIBOR forward rate curve.
(2)	This line item represents obligations under ground leases, concession holds and land permits of which the majority are paid by our third-party tenants on our behalf. Ground lease payments, concession holds and land permit fees are generally based on a percentage of gross revenue of the related property exceeding a certain threshold. The future obligations have been estimated based on current revenue levels projected over the term of the leases or permits.

Contingent Commitments

The following tables present our contingent commitments and the related payments due by period as of September 30, 2016 and as of December 31, 2015:

	Payments Due by Period (in thousands) as of September 30, 2016
	2016	2017-2018	2019-2020	Thereafter	Total
Capital improvements (1)	$3,908	$—	$—	$—	$3,908

(1)	We have committed to fund ongoing equipment replacements and other capital improvement projects on our existing properties through capital reserves set aside by us for this purpose and additional capital investment in the properties that will increase the lease basis and generate additional rental income.

	Payments Due by Period (in thousands) as of December 31, 2015
	Less than 1 year	Years 1-3	Years 3-5	More than 5 years	Total
Capital improvements (1)	$1,894	$—	$—	$—	$1,894

(1)	We have committed to fund ongoing equipment replacements and other capital improvement projects on our existing properties through capital reserves set aside by us for this purpose and additional capital investment in the properties that will increase the lease basis and generate additional rental income.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical to our operations. We consider these policies critical because they involve difficult management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. The judgments affect the reporting amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Basis of Presentation and Consolidation. Our consolidated financial statements will include our accounts, the accounts of our wholly owned subsidiaries or subsidiaries for which we have a controlling interest, the accounts of variable interest entities in which we are the primary beneficiary, and the accounts of other subsidiaries over which we have a controlling financial interest. All material intercompany accounts and transactions will be eliminated in consolidation.

We will analyze our variable interests, including leases, guarantees, and equity investments, to determine if the entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews. We base our quantitative analysis on the forecasted cash flows of the entity, and our qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and financial agreements. We also use our quantitative and qualitative analyses to determine if we must consolidate a variable interest entity as the primary beneficiary.

Allocation of Purchase Price for Real Estate Acquisitions. Upon the acquisition of real estate properties, we record the fair value of the tangible assets (consisting of land, buildings, improvements and equipment), intangible assets (consisting of in-place leases and above or below market lease values), assumed liabilities and any contingent liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is determined based on incorporating market participant assumptions, discounted cash flow models using appropriate capitalization rates, and our estimate reflecting the facts and circumstances of each acquisition. Acquisition fees and costs are expensed for acquisitions that are considered a business combination.

The fair value of the tangible assets of an acquired leased property is determined by various factors including the comparable land sale method and cost approach method which estimates the replacement cost new less depreciation and a go dark income approach on the building in which the building is assumed to be vacant.

The purchase price is allocated to in-place lease intangibles based on management’s evaluation of the specific characteristics of the acquired lease. Factors considered include estimates of carrying costs during hypothetical expected lease up periods, including estimates of lost rental income during the expected lease up periods, and costs to execute similar leases such as leasing commissions, legal and other related expenses.

We may also enter into yield guarantees in connection with an acquisition, whereby the seller agrees to hold a portion of the purchase price in escrow that may be repaid to us in the event certain thresholds are not met. In calculating the estimated fair value of the yield guarantee, we consider information obtained about each property during the due diligence and budget process as well as discount rates to determine the fair value. We periodically evaluate the fair value of the yield guarantee and record any adjustments to the fair value as a component of other income (expense) in the consolidated statement of operations.

Investment in Unconsolidated Entities. We account for our investment in unconsolidated joint ventures under the equity method of accounting as we exercise significant influence, but do not maintain a controlling financial interest over these entities. These investments are recorded initially at cost and subsequently adjusted for cash contributions, distributions and equity in earnings (loss) of the unconsolidated entities. Based on the respective venture structures and preferences we receive on distributions and liquidation, we record our equity in earnings of the entities under the hypothetical liquidation book value (“HLBV”) method of accounting. Under this method, we recognize income or loss in each period as if the net book value of the assets in the ventures were hypothetically liquidated at the end of each reporting period following the provisions of the joint venture agreements. In any given period, we could be recording more or less income than actual cash distributions received and more or less than what we may receive in the event of an actual liquidation. Our investment in unconsolidated entities is accounted for as an asset acquisition in which acquisition fees and expenses are capitalized as part of the basis in the investment in unconsolidated entities. The acquisition fees and expenses create an outside basis difference that are allocated to the assets of the investee and, if assigned to depreciable or amortizable assets, the basis differences are then amortized as a component of equity in earnings (loss) of unconsolidated entities.

Assets Held for Sale, net and Discontinued Operations. Assets that are classified as held for sale are recorded at the lower of their carrying value or fair value less costs to dispose. We classify assets as held for sale once management has the authority to approve and commits to a plan to sell, the assets are available for immediate sale, an active program to locate a buyer and the sale of the assets are probable and transfer of the assets are expected to occur within one year. Subsequent to classification of an asset as held for sale, no further depreciation or amortization relating to the asset are recorded. We classify assets held for sale as discontinued operations if the disposal has (or will have) a major effect on our operations and financial results. For those assets held for sale that qualify for classification as discontinued operations, the specific components of net income (loss) are presented as discontinued operations and include operating income (loss) and interest expense directly attributable to the property held for sale, net. In addition, the net gain or loss (including any impairment loss) on the eventual disposal of assets held for sale that qualify as discontinued operations are presented as discontinued operations when recognized.

Impairment of Real Estate Assets. Real estate assets are reviewed on an ongoing basis to determine whether there are any indicators, including property operating performance, general market conditions and significant changes in the manner of use or estimated holding period of our real estate assets or the strategy of our overall business, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. To assess if a property value is potentially impaired, management compares the estimated current and projected undiscounted operating cash flows of the property over its remaining useful life (or holding period) plus an estimate of residual value (collectively, the “Estimated Cash Flows”), to the net carrying value of the property. Such cash flow projections consider factors such as estimated lease payments under our triple net leases, estimated future operating income on managed properties, trends and prospects, as well as the effects of demand, competition and other factors. In the event that the carrying value exceeds the Estimated Cash Flows, we would then determine fair value using discounted Estimated Cash Flows (or estimated sales proceeds less costs to sell) to determine fair value. In the event the carrying value exceeds the discounted Estimated Cash Flows (or estimated sales proceeds less costs to sell), we would record an impairment provision to adjust the carrying value of the asset group to the estimated fair value of the property.

For real estate we indirectly own through an investment in a joint venture, tenant-in-common interest or other similar investment structure which is accounted for under the equity method, when impairment indicators are present, we compare the estimated fair value of our investment to the carrying value. An impairment charge will be recorded to the extent the fair value of our investment is less than the carrying amount and the decline in value is determined to be other than a temporary decline.

The estimated fair values of unconsolidated entities are based upon a discounted cash flow model that includes all estimated cash inflows and outflows over the expected holding period. The capitalization rates and discounted rates utilized in the model are based upon rates that we believe to be within a reasonable range of current market rates for the underlying properties.

Real Estate Dispositions. When real estate is disposed of, the related cost, accumulated depreciation or amortization and any accrued rental income for operating leases are removed from the accounts and gains and losses from the disposition are reflected in the consolidated statements of operations. Gains from the disposition of real estate are generally recognized using the full accrual method in accordance with the FASB guidance included in Real Estate Sales, provided that various criteria relating to the terms of sale and subsequent involvement by us with the properties are met. Gains may be deferred in whole or in part until the sales satisfy the requirements of gain recognition on sale of real estate. As of December 31, 2014, we had deferred gains on two of our real estate dispositions as a result of making loans to the buyers financing a portion of the sales price. These deferred gains were recognized during the year December 31, 2015, as a result of these loans being collected.

Leases. Our leases are accounted for as operating leases. Lease accounting principles require management to estimate the economic life of the leased property, the residual value of the leased property and the present value of minimum lease payments to be received from the tenant in order to determine the proper lease classification. Changes in our estimates or assumptions regarding collectability of lease payments, the residual value or economic lives of the leased property could result in a change in lease classification and our accounting for leases.

Revenue Recognition. For properties subject to operating leases, rental revenue is recorded on a straight-line basis over the terms of the leases. Additional percentage rent that is due contingent upon tenant performance thresholds, such as gross revenues, is deferred until the underlying performance thresholds have been achieved. Property operating revenues from managed properties, which are not subject to leasing arrangements, are derived from room rentals, food and beverage sales, ski and spa operations, golf operations, membership dues, ticket sales, concessions, waterpark and theme park operations, resident rental fees and services, and other service revenues. Such revenues, excluding membership dues, are recognized when rooms are occupied, when services have been performed, and when products are delivered. Membership dues are recognized ratably over the term of the membership period. For mortgages and other notes receivable, interest income is recognized on an accrual basis when earned, except for loans placed on non-accrual status, for which interest income is recognized when received. Any deferred portion of contractual interest is recognized on a straight-line basis over the term of the corresponding note. Loan origination fees charged and acquisition fees incurred in connection with the making of loans are recognized as interest income, and a reduction in interest income, respectively over the term of the notes.

Mortgages and Other Notes Receivables. Mortgages and other notes receivable were stated at the principal amount outstanding, net of deferred loan origination costs or fees. Loan origination and other fees received by us in connection with making the loans were recorded as a reduction of the note receivable and amortized into interest income, using the effective interest method, over the term of the loan. Acquisition fees and costs in connection with making the loans were capitalized and recorded as part of the mortgages and other notes receivable balance and amortized as a reduction of interest income over the term of the notes.

We evaluated impairment on our mortgages and other notes receivable on an individual loan basis which included current information and events, periodic visits and quarterly discussions on the financial results of the properties being collateralized and the financial stability of the borrowers who were also tenants or third-party managers for certain properties in our real estate portfolio. We reviewed each loan to determine the risk of loss and whether the individual loan was impaired and whether an allowance was necessary. If allowance was necessary, we reduced the carrying value of the loan accordingly and recorded a corresponding charge to net income (loss). The credit quality of our borrowers was primarily based on their payment history on an individual loan basis, and, as such, we did not assign our mortgages and other note receivable in credit quality categories. We did not have any outstanding mortgages and other notes receivables as of December 31, 2015.

Derivative instruments and hedging activities. We utilize derivative instruments to partially offset the effect of fluctuating interest rates on the cash flows associated with our variable-rate debt. We follow established risk management policies and procedures in our use of derivatives and do not enter into or hold derivatives for trading or speculative purposes. We record all derivative instruments on the balance sheet at fair value. On the date we enter into a derivative contract, the derivative is designated as a hedge of the exposure to variable cash flows of a forecasted transaction. The effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently recognized in the statement of operations in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Any ineffective portion of the gain or loss is reflected in interest expense in the statement of operations. Determining fair value and testing effectiveness of these financial instruments requires management to make certain estimates and judgments. Changes in assumptions could have a positive or negative impact on the estimated fair values and measured effectiveness of such instruments could in turn impact our results of operations.

Mortgages and other notes payable. Mortgages and other notes payable, other than those assumed in an acquisition, are recorded at the stated principal amount and are generally collateralized by our lifestyle properties with monthly interest only and/or principal payments. A loan that is accounted for as a troubled debt restructuring is recorded at the present value of future cash payments, which includes principal and interest, specified by the new terms. We have and may undergo a troubled debt restructuring if management determines that the underlying collateralized properties are not performing to meet debt service. In order to qualify as a troubled debt restructuring, the following must apply: (i) the underlying collateralized property value decreased as a result of the economic environment, (ii) transfer of an asset (cash) to partially satisfy the loan has occurred and (iii) new loan terms decrease the effective interest rate and extend the maturity date. The difference between the future cash payments specified by the new terms and the carrying value immediately preceding the restructure is recorded as gain on extinguishment of debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate changes primarily as a result of long-term debt used to acquire properties, make loans and other permitted investments. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives, we expect to borrow and lend primarily at fixed rates or variable rates with the lowest margins available, and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The following is a schedule of our fixed and variable debt maturities as of September 30, 2016 and for each of the next five years, and thereafter (in thousands):

	2016	2017	2018 (4)	2019 (4)	2020 (4)	Thereafter	Total	Fair Value
Fixed-rate debt (1)	$913	$85,653	$284	$284	$285	$—	$87,419	$87,720
Variable-rate debt (2)	1,063	52,560	437	6,799	—	—	60,859	60,602

	$1,976	$138,213	$721	$7,083	$285	$—	$148,278	$148,322

	2016	2017	2018	2019	2020	Thereafter	Total
Weighted average fixed interest rate of maturities	4.20%	6.08%	(4)	(4)	(4)	—	6.00%
Average interest rate on variable debt (3)	LIBOR + 3.50%	LIBOR+ 3.51%	LIBOR + 3.30%	LIBOR + 3.30%	—	—

(1)	The fair value of our fixed-rate debt was determined using discounted cash flows based on market interest rates as of September 30, 2016. We determined market rates through discussions with our existing lenders pricing our loans with similar terms and current rates and spreads.
(2)	As of September 30, 2016, some of our variable-rate debt in mortgages and notes payable was hedged.
(3)	The 30-day LIBOR rate was approximately 0.53% at September 30, 2016.
(4)	We have a $1.4 million loan that is non-interest bearing.

Management estimates that a hypothetical one-percentage point increase in LIBOR would have resulted in additional interest costs of approximately $0.1 million for the nine months ended September 30, 2016. This sensitivity analysis contains certain simplifying assumptions, and although it gives an indication of our exposure to changes in interest rates, it is not intended to predict future results and our actual results will likely vary.

We were exposed to foreign currency exchange rate fluctuations as a result of our direct ownership of three properties in Canada, one of which was leased to a third-party tenant. The lease payments we receive under our leases are denominated in Canadian dollars. Management does not believe this to be a significant risk or that currency fluctuations would result in a significant impact to our overall results of operations.

FUTURE CLP STOCKHOLDER PROPOSALS

In view of the Sale and the Plan of Dissolution, CLP is not planning on scheduling an annual meeting of stockholders for 2016. If the Sale is not completed, however, CLP will hold its next annual meeting of stockholders in 2017. If a CLP stockholder is interested in submitting a proposal for inclusion in the proxy statement for CLP’s 2017 annual meeting, such stockholder must follow the procedures outlined in Rule 14a-8 of the Exchange Act. To be eligible for inclusion in the proxy statement, CLP must receive the stockholder proposal at the address noted below a reasonable amount of time before CLP begins to print and send its proxy material to its stockholders, since no annual meeting of stockholders was held in 2016.

If a CLP stockholder wishes to present a proposal at CLP’s 2017 annual meeting, but does not wish to have the proposal or director candidate considered for inclusion in the proxy statement and proxy card, or wishes to nominate a director candidate at CLP’s 2017 annual meeting, such stockholder must also give written notice to CLP’s Secretary at the address noted below. Under CLP’s current bylaws, CLP must receive the required notice of a proposal or proposed director candidate no earlier than the 90th day and no later than the close of business on the 60th day prior to the first anniversary of the preceding year’s annual meeting, provided, that, if the date of the 2017 annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Any proposals, notices, or information about proposed director candidates should be sent to CLP’s Secretary at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements, annual reports, and notices of internet availability of proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of the applicable document(s) addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are CLP stockholders may be “householding” the proxy statement. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from its broker that such broker will be “householding” communications, “householding” will continue until such stockholder is notified otherwise or until such stockholder notifies the applicable broker that it no longer wishes to participate in “householding.”

If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive a separate copy of proxy materials, such stockholder should notify his, her or its broker. Stockholders who currently receive multiple copies of this proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker. In addition, CLP will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the proxy statement to a stockholder at a shared address to which a single copy of the document was delivered.

OTHER MATTERS

The CLP Board of Directors knows of no other matters that will be presented for consideration at the special meeting. If any other matters, of which CLP does not know a reasonable time before the mailing of this proxy statement/prospectus, are properly brought before the special meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their discretion.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences of EPR’s acquisition of the CLP assets. This summary is based on the Code, existing and proposed Treasury regulations issued under the Code, and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. CLP and EPR have not requested, and do not plan to request, any rulings from the IRS, relating to the U.S. federal income tax consequences of the foregoing, and the statements in this proxy statement/prospectus are not binding on the IRS or any court. As a result, EPR and CLP cannot assure you that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY, IS NOT TAX ADVICE AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE SALE. PLEASE CONSULT WITH YOUR TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO YOU (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS) OF THE SALE. YOU SHOULD ALSO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

Material U.S. Federal Income Tax Considerations to CLP Stockholders of the Sale of CLP’s Assets and CLP’s Liquidating Distribution

This summary assumes that EPR’s purchase of CLP’s assets will be treated as a fully taxable sale by CLP of its assets to EPR in exchange for EPR common shares and cash. The following discussion further assumes that CLP has been organized and operated in conformity with the requirements for qualification as a REIT under the Code for all taxable periods commencing with its formation until the closing of the sale to EPR and that CLP (and its successors) will continue to qualify as a REIT for the remainder of the taxable year that includes the sale to CLP.

Consequences of the Sale

CLP’s receipt of cash and EPR common shares in exchange for CLP’s assets will be a fully taxable transaction to CLP. CLP will recognize capital gain or loss equal to the difference, if any, between (1) the amount of cash received and the fair market value of the EPR common shares received as of the effective date of the EPR purchase, and (2) CLP’s adjusted tax basis in the assets sold. As a REIT, CLP will receive a dividends paid deduction for any such gain that it distributes to its stockholders. Any undistributed gain generally will be subject to U.S. federal income tax to CLP. The CLP shareholders will include this undistributed gain in their income but will also receive a credit for their share of the tax paid by CLP, and U.S. holders will increase the tax basis in their CLP shares in an amount equal to their share of the undistributed gain minus their share of the U.S. federal income tax paid by CLP in respect of that gain.

Consequences of the Plan of Dissolution

In general, if the Plan of Dissolution Proposal is approved and CLP is liquidated, you will realize, for U.S. federal income tax purposes, gain or loss equal to the difference, if any, between (1) the cash distributed to you by CLP and the fair market value of the EPR common shares and any other assets you received, and (2) your adjusted tax basis in your CLP common stock.

Liquidating Trust

Although CLP currently contemplates that it will complete the liquidation and dissolution of CLP and file Articles of Dissolution before the end of 2017, if CLP is not able to dispose of all of its assets within 24 months after the adoption of the Plan of Dissolution, or if it is otherwise advantageous or appropriate to do so, CLP may establish a liquidating trust to which CLP could distribute in kind its unsold assets. In any event, even if CLP disposes of all of its assets within such 24-month period, it might be necessary to establish a liquidating trust to retain cash reserves beyond such 24-month period to meet its contingent liabilities. Under the Code, a trust will be treated as a liquidating trust if it is organized for the primary purpose of liquidating and distributing the assets transferred to it, and if its activities are all reasonably necessary to and consistent with the accomplishment of that purpose. However, if the liquidation is prolonged or if the liquidation purpose becomes so obscured by business activities that the declared purpose of the liquidation can be said to be lost or abandoned, it will no longer be considered a liquidating trust. Although neither the Code nor the regulations thereunder provide any specific guidance as to the length of time a liquidating trust may last, the IRS guidelines for issuing rulings with respect to liquidating trust status call for a term not to exceed three years, which period may be extended to cover the collection of installment obligations. If CLP establishes a liquidating trust, CLP intends to comply with such IRS guidelines.

An entity classified as a liquidating trust may receive assets, including cash, from the liquidating entity without incurring any tax. Except as discussed below, a liquidating trust will be treated as a grantor trust, and accordingly will also not be subject to tax on any income or gain recognized by it. Instead, each beneficiary will be treated as the owner of its pro rata portion of each asset, including cash, received by and held by the liquidating trust. Accordingly, if the Dissolution Proposal is approved and if CLP ultimately employs a liquidating trust, each CLP stockholder would be treated as having received a liquidating distribution equal to its share of the amount of cash and the fair market value of any asset distributed to the liquidating trust and generally would recognize gain to the extent such value was greater than its basis in its shares. It is possible, however, that CLP stockholders may not receive a distribution of cash or other assets with which to satisfy the resulting tax liability, or in the event that a CLP stockholder receives any such cash or assets, such CLP stockholder may not receive the cash or assets until the due date has passed for filing the stockholder’s tax return for the taxable year in which the distribution to the liquidating trust occurs. Under those circumstances, a CLP stockholder would be required to pay tax on gain generated by the distribution of assets to the liquidating trust in the absence of, or prior to, distributions of cash or assets from the liquidating trust to the stockholder. In addition, each CLP stockholder would be required to take into account in computing its own taxable income its pro rata share of each item of income, gain, deduction and loss of the liquidating trust.

In addition, it is possible that the fair market value of the assets received by the liquidating trust, as estimated for purposes of determining a CLP stockholder’s gain at the time interests in the liquidating trust are distributed to the CLP stockholders, will exceed the cash or fair market value of property ultimately received by the liquidating trust upon its sale of the assets. In such case, the CLP stockholders may recognize a loss in a taxable year subsequent to the taxable year in which the gain was recognized, which loss may be limited under the Code.

Since CLP stockholders would be treated as owning their respective shares of the liquidating trust’s assets, they would be treated as directly engaging in the operations of the trust. As such, the CLP stockholders that are tax-exempt entities may realize “unrelated business taxable income” with respect to the trust’s activities and non-U.S. CLP stockholders may be considered to receive income that is “effectively connected” with a U.S. trade or business. A full discussion of the consequences to tax-exempt and non-U.S. CLP stockholders of using a liquidating trust is beyond the scope of this document and any such CLP stockholder should consult its own tax advisor regarding the receipt and ownership of an interest in a liquidating trust.

An individual CLP stockholder who itemizes deductions would be entitled to deduct its pro rata share of fees and expenses of the liquidating trust only to the extent that such amount, together with the stockholder’s other miscellaneous deductions, exceeded 2% of its adjusted gross income. A CLP stockholder would also recognize taxable gain or loss when all or part of its pro rata portion of an asset is disposed of for an amount greater or less than its pro rata portion of the fair market value of such asset at the time it was transferred to the liquidating trust. Any such gain or loss would be capital gain or loss so long as the CLP stockholder held its interest in the assets as a capital asset.

If a liquidating trust fails to qualify as a grantor trust for federal income tax purposes, its treatment will depend upon, among other things, the reasons for its failure to so qualify. If the liquidating trust fails to qualify as a grantor trust because the liquidation is considered to have been unreasonably prolonged or the liquidation purpose has become so obscured by business activities that the declared purpose of liquidation is considered to have been lost or abandoned, then the liquidating trust will most likely be treated as a partnership. Partnership status, however, would require that the liquidating trust avoid being classified as a publicly traded partnership, which among other things may require that interests in the trust not be transferable. If the liquidating trust were classified as a publicly traded partnership, the liquidating trust itself would be subject to tax, and stockholders could also be subject to tax upon the receipt of certain distributions from the liquidating trust. If the liquidating trust were classified as a partnership for federal income tax purposes, it is likely that the tax consequences to the CLP stockholders as a result of owning interests in the liquidating trust would not differ materially from the tax consequences to the CLP stockholders if the liquidating trust was classified as a grantor trust. If the liquidating trust were classified as a corporation, the liquidating trust itself would be subject to tax and CLP stockholders could also be subject to tax upon the receipt of certain distributions from the liquidating trust. If CLP determines to make use of a liquidating trust, it is anticipated that every effort will be made to ensure that the trust will be classified as a grantor trust for federal income tax purposes.

For a discussion of the tax consequences applicable to CLP stockholders who invest in EPR’s common shares, including taxable U.S. stockholders, tax-exempt stockholders and non-U.S. stockholders, see the applicable sections hereunder for additional explanation. Your basis in the EPR common shares that you receive from CLP will generally equal the fair market value of such shares at the time CLP distributes such EPR common shares to you. CLP stockholders are urged to consult with their own tax advisors as to the tax consequences of the Sale to their specific factual circumstances, including the tax consequences of an investment in EPR’s common shares.

State, Local and Foreign Taxes

CLP and/or its stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or foreign tax treatment of CLP and its stockholders may not conform to the U.S. federal income tax treatment discussed above. Prospective stockholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on the transactions and CLP distribution.

Taxation of EPR

For purposes of the remainder of this section entitled “Material U.S. Federal Income Tax Considerations,” references to “EPR” mean only EPR Properties and not its subsidiaries or other lower tier entities, except as otherwise indicated.

General

EPR elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with EPR’s taxable year ended December 31, 1997. EPR’s REIT election, assuming continuing compliance with the then applicable qualification tests, continues in effect for subsequent taxable years. Although no absolute assurance can be given, EPR believes it has been organized and has operated in a manner which allows it to qualify for taxation as a REIT under the Code commencing with EPR’s taxable year ended December 31, 1997. EPR intends to continue to operate in a manner that will enable it to meet the requirements for qualification and taxation as a REIT under the Code. However, EPR cannot assure you that it will meet the applicable requirements under U.S. federal income tax laws, which are highly technical and complex.

In the opinion of EPR’s counsel, Stinson Leonard Street LLP, EPR has qualified as a REIT under the Code for EPR’s 1997 through 2015 taxable years, EPR is organized in conformity with the requirements for qualification as a REIT, and EPR’s current and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code for future taxable years. This opinion is based upon certain assumptions and representations as to factual matters made by EPR, including representations made by EPR in a representation letter and certificate provided by EPR’s officers and EPR’s factual representations set forth herein and in registration statements previously filed with the SEC. Any variation from the factual statements set forth herein, in registration statements previously filed with the SEC, or in the representation letter and certificate EPR has provided to EPR’s counsel may affect the conclusions upon which its opinion is based.

The opinions of Stinson Leonard Street LLP are based on existing law as contained in the Code and Treasury Regulations promulgated thereunder, in effect on the date of this prospectus, and the interpretations of such provisions and Treasury Regulations by the IRS and court decisions, all of which are subject to change either prospectively or retroactively, and to possibly different interpretations. EPR’s counsel will have no obligation to advise EPR or the holders of EPR’s securities of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that the opinions expressed are not binding upon the IRS or any court. Accordingly, there can be no assurance that contrary positions may not successfully be asserted by the IRS. Moreover, EPR’s qualification and taxation as a REIT depends upon EPR’s ability, through actual annual operating results and methods of operation, to satisfy various qualification tests imposed under the Code, such as distributions to shareholders, asset composition levels, and diversity of stock ownership, the actual results of which have not been and will not be reviewed by EPR’s counsel. In addition, EPR’s ability to qualify as a REIT also depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain affiliated entities, including affiliates that have made elections to be taxed as REITs, and for whom the actual results of the various REIT qualification tests have not been and will not be reviewed by EPR’s counsel.

Accordingly, no assurance can be given that the actual results of EPR’s operations for any particular taxable year will satisfy such requirements for qualification and taxation as a REIT.

If EPR qualifies for taxation as a REIT, EPR generally will not be subject to U.S. federal corporate income taxes on EPR’s taxable income that is distributed currently to EPR’s shareholders.

This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once again at the shareholders’ level when distributed) that generally results from investment in an ordinary Subchapter C corporation.

Any distributions to EPR’s shareholders will be included in their income as dividends to the extent of EPR’s current or accumulated earnings and profits. Generally, EPR’s dividends are not treated as qualified dividend income subject to a favorable 15% or 20% rate. No portion of any of EPR’s dividends is eligible for the dividends received deduction for corporate shareholders. Distributions in excess of current or accumulated earnings and profits generally are treated for U.S. federal income tax purposes as return of capital to the extent of, and in reduction of, a shareholder’s basis in EPR’s shares. EPR’s current or accumulated earnings and profits are generally allocated first to distributions made on EPR’s preferred shares, if any, and thereafter to distributions made on EPR’s common shares. For all of these purposes, EPR’s distributions include cash distributions and any in kind distributions of property that EPR might make.

If EPR qualifies as a REIT, EPR will, however, be subject to U.S. federal income tax in the following circumstances:

•	EPR will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	EPR may be subject to the “alternative minimum tax” on EPR’s items of tax preference under certain circumstances.

•	If EPR has (a) net income from the sale or other disposition of “foreclosure property” (defined generally as property EPR acquired through foreclosure or after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, EPR will be subject to tax at the highest U.S. federal corporate income tax rate, currently 35%, on this income.

•	EPR will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) included in EPR’s inventory or held primarily for sale to customers in the ordinary course of business).

•	EPR may elect to retain and pay income tax on EPR’s net long-term capital gain. In that case, a U.S. Shareholder would be taxed on its proportionate share of EPR’s undistributed long-term capital gain (to the extent EPR makes a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax EPR paid.

•	If EPR fails to satisfy the 75% or 95% gross income tests (as discussed below), but has maintained EPR’s qualification as a REIT because EPR satisfied certain other requirements, EPR will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amounts by which EPR fails the 75% or 95% gross income tests multiplied by (b) a fraction intended to reflect EPR’s profitability.

•	If EPR fails to distribute for any calendar year at least the sum of (a) 85% of EPR’s REIT ordinary income for the year, (b) 95% of EPR’s REIT capital gain net income for the year (other than certain long-term capital gains for which EPR makes a capital gains designation (described below) and on which EPR pays the tax), and (c) any undistributed taxable income from prior periods, EPR would be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed, plus (b) retained amounts on which income is paid at the corporate level.

•	If EPR acquires any asset from a corporation which is or has been a Subchapter C corporation in a transaction in which the basis of the asset in EPR’s hands is determined by reference to the basis of the asset in the hands of the Subchapter C corporation, and EPR subsequently recognizes gain on the disposition of the asset during the applicable recognition period set forth in Section 1374 of the Code (currently a five-year period for acquisitions occurring on or before August 8, 2016 and a ten-year period for acquisitions after August 8, 2016) beginning on the date on which EPR acquired the asset, then EPR will be subject to tax at the highest regular corporate tax rate on the excess of (a) the fair market value of the asset over (b) EPR’s adjusted basis in the asset, in each case determined as of the date EPR acquires the asset. The results described in this paragraph with respect to the recognition of gain assume that EPR will not make an election pursuant to existing Treasury Regulations to recognize such gain at the time EPR acquires the asset.

•	EPR will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of EPR’s tenants by a “taxable REIT subsidiary” of EPR’s. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of EPR’s for amounts paid to EPR that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Any taxable REIT subsidiary is separately taxed on its net income as a C corporation.

•	If EPR fails to satisfy any of the REIT asset tests, as described below, by more than a de minimis amount, due to reasonable cause and EPR nonetheless maintains its REIT qualification because of specified cure provisions, EPR will be required to pay a tax equal to the greater of $50,000 for each taxable year in which EPR fails to satisfy any of the asset tests or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused EPR to fail such test (for the period from the start of such failure until the failure is resolved or the assets that caused the failure are disposed of).

•	If EPR invests in properties in foreign countries or other jurisdictions, EPR’s income from those properties will generally be subject to tax there. Then EPR will distribute the required percentages of EPR’s taxable income to EPR’s shareholders for any such year and EPR will generally not pay U.S. federal income tax. As a result EPR cannot recover the cost of foreign income taxes imposed on EPR’s foreign investments by claiming foreign tax credits against EPR’s U.S. federal income tax liability. Also, EPR cannot pass any foreign tax credits through to EPR’s shareholders.

•	If EPR fails to satisfy any provision of the Code that would result in EPR’s failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, EPR may retain its REIT qualification but it will be required to pay a penalty of $50,000 for each such failure.

•	EPR may be required to pay monetary penalties to the IRS in certain circumstances, including if EPR fails to meet record keeping requirements intended to monitor EPR’s compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Requirements for Qualification as a REIT.”

•	A 100% tax may be imposed with respect to certain items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary if and to the extent that the IRS establishes that such items were not based on market rates.

•	Certain of EPR’s subsidiaries that are subchapter C corporations, including any TRSs (as defined below), will be subject to federal corporate income tax on their earnings.

If EPR fails to qualify or elects not to qualify as a REIT, EPR will be subject to U.S. federal income tax in the same manner as a C corporation. Distributions to EPR’s shareholders if EPR does not qualify as a REIT will not be deductible by EPR nor will distributions be required under the Code. In that event, distributions to EPR’s shareholders will generally be taxable as ordinary dividends potentially eligible for the 15% or 20% income tax rate (depending on whether the shareholder is in the 39.6% marginal U.S. federal income tax bracket) discussed below in “Taxation of Taxable U.S. Shareholders” and, subject to limitations in the Code, will be eligible for the dividends received deduction for corporate shareholders. Also, EPR will generally be disqualified from qualification as a REIT for the four taxable years following disqualification. If EPR does not qualify as a REIT for even one year, this could result in reduction or elimination of distributions to EPR’s shareholders, or in EPR’s incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting corporate-level taxes. The Code provides certain relief provisions under which EPR might avoid automatically ceasing to be a REIT for failure to meet certain REIT requirements, all as discussed in more detail below.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association that elects to be a REIT, or has made such election for a previous year, and satisfies the applicable filing and administrative requirements to maintain qualification as a REIT, and:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or transferable certificates;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	not more than 50% in value of the outstanding shares of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (“5/50 Test”); and

(7)	that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The corporation, trust or association must elect to be a REIT, or have made such election for a previous year, and satisfy the applicable filing and administrative requirements to maintain qualification as a REIT.

The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception with respect to pension funds.

A REIT also must report its income for U.S. federal income tax purposes based on a calendar year accounting period. EPR has adopted December 31 as EPR’s year end, and thereby satisfies this requirement.

To monitor continuing compliance with the share ownership requirements described in (5) and (6) above, EPR is generally required to maintain records regarding the actual ownership of EPR’s shares. To do so, EPR must demand written statements each year from the record holders of significant percentages of EPR’s stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by EPR. A list of those persons failing or refusing to comply with this demand must be maintained as part of EPR’s records. Failure to comply with these record keeping requirements could subject EPR to monetary penalties. A shareholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

EPR believes that it has satisfied each of the above conditions. In addition, EPR’s Declaration of Trust provides for restrictions regarding ownership and transfer of shares to prevent further concentration of share ownership (as summarized in “Description of Certain Provisions of Maryland Law and EPR’s Declaration of Trust and Bylaws”). These restrictions are intended to assist EPR in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that EPR will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. In general, if EPR fails to satisfy these share ownership requirements, EPR’s status as a REIT will terminate. However, if EPR complies with the rules in applicable Treasury Regulations that require EPR to ascertain the actual ownership of EPR’s shares, and EPR does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, EPR will be treated as having met this requirement.

Ownership of Interests in Partnerships and Limited Liability Companies.

EPR owns and operates one or more properties through partnerships and limited liability companies. In the case of a REIT which is a partner in a partnership, or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, based on its interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and items of gross income of the partnership or limited liability company retain the same character in EPR’s hands for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, EPR’s proportionate share of the assets and items of income of partnerships and limited liability companies taxed as partnerships, in which EPR is, directly or indirectly through other partnerships or limited liability companies taxed as partnerships, a partner or member, are treated as EPR’s assets and items of income for purposes of applying the REIT qualification requirements described in this prospectus (including the income and asset tests described below).

Ownership of Interests in Qualified REIT and Other Disregarded Subsidiaries.

EPR owns 100% of the stock of a number of corporate subsidiaries that are qualified REIT subsidiaries (each, a “QRS”) and may acquire stock of one or more new subsidiaries. A corporation qualifies as a QRS if 100% of its outstanding stock is held by EPR, and EPR does not elect to treat the corporation as a taxable REIT subsidiary, as described below. A QRS is generally disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a QRS are treated as EPR’s assets, liabilities and items of income, deduction and credit for all purposes of the Code, including the REIT qualification tests. Other entities that are wholly owned by EPR, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. For this reason, in applying the U.S. federal income tax requirements described in this summary, references to EPR’s income and assets include the income and assets of any QRS or other disregarded subsidiary. A QRS is not subject to U.S. federal income tax, and EPR’s ownership of the voting stock of a QRS is ignored for purposes of determining EPR’s compliance with the ownership limits described below in “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.

A taxable REIT subsidiary (“TRS”) is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. EPR owns several corporate subsidiaries that have elected TRS status and may acquire interests in additional TRSs in the future.

A TRS is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 35%), and also may be subject to state and local taxation.

EPR is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to EPR is an asset in EPR’s hands, and EPR treats the dividends paid to EPR from such taxable subsidiary, if any, as income. This treatment can affect EPR’s income and asset test calculations, as described below. Because EPR does not include the assets and income of TRSs or other taxable subsidiary corporations in determining EPR’s compliance with the REIT requirements, EPR may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude EPR from doing directly or through pass-through subsidiaries. For example, EPR may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or to conduct activities that, if conducted by EPR directly, could be treated in EPR’s hands as prohibited transactions.

In addition, the “earnings stripping” rules of the Code limit the deductibility of interest paid or accrued by a TRS and its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Accordingly, if EPR lends money to a TRS, the TRS may be unable to deduct all or a part of the interest paid on that loan, and the lack of an interest deduction could result in a material increase in the amount of tax paid by the TRS. Further, as discussed below under “—Penalty Tax,” the rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT or the REIT’s operations that are not conducted on an arm’s-length basis. Any dividends paid or deemed paid by any one of EPR’s TRSs will be taxable to EPR’s shareholders to the extent the dividends received from the TRS are paid to EPR’s shareholders. EPR may own more than 10% of the stock of a TRS without jeopardizing its qualification as a REIT. However, as noted below, in order for EPR to qualify as a REIT, the securities of all of the TRSs in which it has invested either directly or indirectly may not represent more than 25% (20% for the 2018 taxable year and subsequent years) of the total value of its assets. EPR expects that the aggregate value of all of its interests in TRSs will represent less than 20% of the total value or its assets; however, EPR cannot assure that this will always be true. In addition, a TRS may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the TRS’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a TRS will not be subject to the 10% or 5% asset tests described below, and its operations will be subject to the provisions described above.

Further, the TRS rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of EPR’s tenants by a TRS of EPR’s, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of EPR’s for amounts paid to EPR that are in excess of the amounts that would have been deducted based on arm’s-length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to EPR or on EPR’s behalf. Rents EPR receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. EPR intends to scrutinize all of EPR’s transactions with its TRSs and to conduct such transactions on an arm’s-length basis; however EPR cannot assure you that it will be successful in avoiding this excise tax.

Asset Tests

At the close of each quarter of EPR’s taxable year, EPR must satisfy four tests relating to the nature and diversification of EPR’s assets.

First, at least 75% of the value of EPR’s total assets, including assets held by EPR’s QRSs and EPR’s allocable share of the assets held by the partnerships and other entities treated as partnerships under the Code in which EPR owns an interest, must be represented by (1) interests in real property, (2) interests in mortgages on real property, such as land, buildings, leasehold interests in real property, and personal property leased in connection with a lease of real property for which the rent attributable to the personal property is not greater than 15% of the total rent received under the lease, (3) shares (or transferable certificates of beneficial interest) in other REIT’s, (4) cash, (5) cash items (including receivables arising in the ordinary course of the REIT’s business) and (6) government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by EPR for the one-year period beginning on the date of receipt of such new capital).

For purposes of the above test, (a) personal property leased in connection with real property will be treated as a real estate asset if rents attributable to the personal property are treated as rents from real property under the gross income tests; (b) an obligation secured by both real property and personal property will be treated as an interest in a mortgage on real property if the fair market value of the personal property does not exceed 15% of the fair market value of all such property; (c) debt instruments offered by publicly offered REITs are treated as real estate assets; and (d) not more than 25% of the value of EPR’s assets may be attributable to nonqualified publicly offered REIT debt instruments. These clarifications and rules apply to the 2016 taxable years and all subsequent taxable years.

Second, not more than 25% of EPR’s total assets may be represented by securities, other than those securities includable in the 75% asset test.

Third, of the investments included in the 25% asset class, and except for certain investments in other REITs, a QRS or a TRS, the value of any one issuer’s securities may not exceed 5% of the value of EPR’s total assets, and EPR may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor. Certain types of securities EPR may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of EPR’s interest in the assets of a partnership or limited liability company in which EPR owns an interest will be based on EPR’s proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, for taxable years beginning on or after January 1, 2009, no more than 25% (20% for taxable years beginning on or after January 1, 2018) of the value of EPR’s assets may be comprised of securities of one or more TRSs.

The asset tests described above must be satisfied at the close of each calendar quarter of EPR’s taxable year. After initially meeting the asset tests at the close of any quarter, EPR will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If EPR fails to satisfy an asset test because it acquires securities or other property during a quarter, EPR can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. EPR believes it has maintained and intends to continue to maintain adequate records of the value of EPR’s assets to ensure compliance with the asset tests. If EPR fails to cure any noncompliance with the asset tests within the 30 day cure period, it would cease to qualify as a REIT unless it is eligible for certain relief provisions discussed below.

Certain relief provisions may be available to EPR if it fails to satisfy the asset tests described above after the 30 day cure period. Under these provisions, EPR will be deemed to have met the 5% and 10% REIT asset tests if (i) the value of EPR’s nonqualifying assets does not exceed the lesser of (a) 1% of the total value of EPR’s assets at the end of the applicable quarter or (b) $10,000,000, and (ii) EPR disposes of the nonqualifying assets or otherwise satisfies such tests within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or the period of time prescribed by Treasury Regulations. For a failure that exceeds the de minimis thresholds described above that is due to reasonable cause and not willful neglect, EPR may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking other actions, which allow EPR to meet the asset test within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or the period of time prescribed by Treasury Regulations, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets and (iii) filing a schedule describing each asset that caused the failure in accordance with applicable Treasury Regulations.

Although EPR believes that it has satisfied the asset tests described above and plans to take steps to ensure that it satisfies such tests for any quarter end, there can be no assurance EPR always will be successful. If EPR fails to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, EPR would cease to qualify as a REIT.

Gross Income Tests

EPR must satisfy two gross income requirements for each taxable year to maintain EPR’s qualification as a REIT. First, in each taxable year at least 75% of EPR’s gross income must be “qualifying income.” Qualifying income generally includes (i) “rents from real property” (except as modified below), (ii) interest on obligations collateralized by mortgages on, or interests in, real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of EPR’s trade or business (“dealer property”), (iii) dividends or other distributions on shares in other REITs, as well as gain from the sale of those shares, (iv) abatements and refunds of real property taxes, (v) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property (“foreclosure property”), (vi) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property, (vii) “qualified temporary investment income,” and (viii) gain from the sale or other disposition of a real estate asset which is not a prohibited transaction. Second, in each taxable year at least 95% of EPR’s gross income (excluding gross income from prohibited transactions) must be derived directly or indirectly from income from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If EPR receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that EPR acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and EPR’s income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

Rents EPR receives will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT described above only if all of the following conditions are met:

•	The amount of rent must not be based in any way on the income or profits of any person, although rents generally will not be excluded solely because they are based on a fixed percentage or percentages of gross receipts or gross sales.

•	EPR, or an actual or constructive owner of 10% or more of EPR’s capital shares, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from any such tenant that is EPR’s TRS, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are comparable to rents paid by EPR’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which EPR owns stock possessing more than 50% of the voting power or more than 50% of the total value of outstanding stock of such TRS. In addition, rents EPR receives from a tenant that also is EPR’s TRS will not be excluded from the definition of “rents from real property” as a result of EPR’s ownership interest in the TRS if the property to which the rents relate is a qualified lodging facility, or on or after January 1, 2009, a qualified healthcare property, and such property is operated on behalf of the TRS by a person who is an independent contractor and certain other requirements are met. EPR’s TRSs will be subject to U.S. federal income tax on their income from the operation of these properties.

•	Rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” EPR currently has several leases that generate non-qualifying rent from personal property but such amounts are not material in relation to EPR’s gross income.

•	The REIT generally must not operate or manage the property for which the rents are received or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through an independent contractor from whom the REIT derives no revenue or through a TRS. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Any amounts EPR receives from a TRS with respect to the TRS’s provision of non-customary services will be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

EPR does not intend to charge rent for any property that is based in whole or in part on the net income or profits of any person (except by reason of being based on a percentage of gross receipts or sales, as described above), and generally EPR does not intend to rent any personal property (other than in connection with a lease of real property where either less than 15% of the total rent is attributable to personal property or an amount immaterial to EPR’s operations is attributable to personal property). Currently, EPR does have several leases in which the rent attributable to personal property may exceed the 15% limitation based on the original respective fair market values of the real property and personal property at the time the lease was executed.

EPR directly performs services under certain of EPR’s leases, but such services are not rendered to the occupant of the property. Furthermore, these services are usual and customary management services provided by landlords renting space for occupancy in the geographic areas in which EPR owns property. To the extent that the performance of any services provided by EPR would cause amounts received from EPR’s tenants to be excluded from rents from real property, EPR intends to hire a TRS, or an independent contractor from whom EPR derives no revenue, to perform such services.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of some or all of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

From time to time, EPR may enter into hedging transactions with respect to one or more of EPR’s assets or liabilities. EPR’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income and thus will be exempt from the 95% gross income test to the extent such a hedging transaction is entered into on or after January 1, 2005, and from the 75% gross income test to the extent such hedging transaction is entered into after July 30, 2008. The term “hedging transaction,” as used above, generally means any transaction EPR enters into in the normal course of EPR’s business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by EPR to acquire or carry real estate assets, or (2) for hedging transactions entered into after July 30, 2008, currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that EPR does not properly identify such transactions as hedges, EPR hedges other risks or it hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. EPR intends to structure any hedging transactions in a manner that does not jeopardize EPR’s status as a REIT.

EPR has made investments in properties located in Canada. These investments could cause EPR to incur foreign currency gains or losses. Prior to July 30, 2008, the characterization of any such foreign currency gains for purposes of the gross income tests was unclear, though the IRS had indicated that REITs may apply the principles of proposed Treasury Regulations to determine whether such foreign currency gain constitutes qualifying income under the gross income tests. As a result, EPR anticipates that any foreign currency gain it recognized relating to rents EPR received from EPR’s properties located in Canada was qualifying income for purposes of the 75% and 95% gross income tests. Any foreign currency gains recognized after July 30, 2008, to the extent attributable to specific items of qualifying income or gain, or specific qualifying assets, however, generally will not constitute gross income for purposes of the 75% and 95% gross income tests, and therefore will be exempt from these tests.

Dividends EPR receives from EPR’s TRSs will qualify under the 95%, but not the 75%, gross income test.

The Department of Treasury has the authority to determine whether any item of income or gain recognized after July 30, 2008, which does not otherwise qualify under the 75% or 95% gross income tests, may be excluded as gross income for purposes of such tests or may be considered income that qualifies under either such test.

If EPR fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, EPR may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. EPR generally may make use of the relief provisions if:

•	EPR’s failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	EPR attaches a schedule of the sources of EPR’s income to its U.S. federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

If this relief provision is available, EPR would remain subject to tax equal to the greater of the amount by which EPR failed the 75% gross income test or the 95% gross income test, as applicable, multiplied by a fraction intended to reflect EPR’s profitability.

It is not possible, however, to state whether in all circumstances EPR would be entitled to the benefit of these relief provisions. For example, if EPR fails to satisfy the gross income tests because nonqualifying income that EPR intentionally accrues or receives exceeds the limits on nonqualifying income, the IRS could conclude that EPR’s failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, EPR will not qualify as a REIT. As discussed above, even if these relief provisions apply, and EPR retain its status as a REIT, a tax would be imposed with respect to EPR’s nonqualifying income. EPR may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of EPR’s income.

Prohibited Transaction Income

Any gain EPR realizes on the sale of any property, other than foreclosure property, held as inventory or otherwise primarily for sale to customers in the ordinary course of business, will be treated as income from a prohibited transaction that is subject to a 100% tax. Whether property is held primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. EPR intends to engage in the business of acquiring, developing and owning EPR’s properties for investment with a view to long-term appreciation. EPR has made, and may in the future make, occasional sales of the properties consistent with EPR’s investment objectives. EPR does not intend to engage in prohibited transactions. The IRS may contend, however, that one or more of these sales is subject to the 100% tax. The 100% tax does not apply to gains from the sale of property that is owned by a TRS or by another taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that EPR acquires as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by EPR and secured by the property, (2) for which EPR acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which EPR made a proper election to treat the property as foreclosure property. EPR generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that constitutes qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that EPR receives any income from foreclosure property that does not qualify for purposes of the 75% gross income test, EPR intends to make an election to treat the related property as foreclosure property.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest EPR generates will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of EPR’s tenants by one of EPR’s TRSs, and redetermined deductions and excess interest generally represent any amounts that are deducted by a TRS for amounts paid to EPR that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents EPR receives will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

EPR believes that all fees paid to EPR’s TRSs for tenant services are at arm’s-length rates, although the fees may not satisfy the safe harbor provisions referenced above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully makes such an assertion, EPR would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Annual Distribution Requirements

To maintain EPR’s qualification as a REIT, EPR is required to distribute dividends (other than capital gain dividends) to EPR’s shareholders each year in an amount at least equal to:

(A) the sum of

(i) 90% of EPR’s “REIT taxable income” (computed before deductions for dividends paid and excluding net capital gain) and

(ii) 90% of EPR’s net income (after tax), if any, from foreclosure property; minus

(B) the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of “REIT taxable income” as described above.

In addition, if EPR disposes of any asset acquired from a corporation which is or has been a Subchapter C corporation in a transaction in which EPR’s basis in the asset is determined by reference to the basis of the asset in the hands of that Subchapter C corporation, within the five-year (ten-year, for acquisitions after August 8, 2016) period following EPR’s acquisition of such asset, EPR would be required to distribute at least 90% of the after-tax built in gain, if any, it recognized on the disposition of the asset.

EPR must pay the distributions described above in the taxable year to which they relate (“current distributions”), or, at EPR’s election, in the following taxable year if they are either (i) declared before EPR timely files its tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve months following the close of such year (“throwback distributions”) or (ii) paid during January to shareholders of record in October, November or December of the prior year (“deemed current distributions”).

To the extent that EPR does not distribute all of EPR’s net capital gain or distribute at least 90%, but less than 100%, of EPR’s “REIT taxable income,” as adjusted, EPR will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, EPR would be subject to a 4% excise tax to the extent it fails to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of EPR’s REIT ordinary income for such year, 95% of EPR’s REIT capital gain income for the year (other than certain long-term capital gains for which EPR makes a capital gains designation and on which it pays the tax), and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which a REIT-level corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the excise tax.

EPR believes it has made, and intends to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

EPR generally expects that its REIT taxable income will be less than its cash flow because of the allowance of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, EPR anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, EPR may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at EPR’s taxable income. In addition, EPR may decide to retain EPR’s cash, rather than distribute it, in order to repay debt or for other reasons. Further, it is possible that from time to time EPR may be allocated a share of net capital gain attributable to any depreciated property EPR sells that exceeds EPR’s allocable share of cash attributable to that sale. If these circumstances occur, EPR may need to arrange for borrowings, or may need to pay dividends in the form of taxable stock dividends, in order to meet the distribution requirements.

Under certain circumstances, EPR may be able to rectify an inadvertent failure (due to, for example, an IRS adjustment such as an increase in EPR’s taxable income or a reduction in reported expenses) to meet the 90% distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in EPR’s deduction for dividends paid for the earlier year. Thus, EPR may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, EPR will be required to pay interest to the IRS based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

Certain cure provisions may be available to EPR in the event that it discovers a violation of a provision of the Code that would result in EPR’s failure to qualify as a REIT. Except with respect to violations of the gross income tests and assets tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If EPR fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, EPR will be subject to tax (including any applicable alternative minimum tax) on EPR’s taxable income at regular corporate rates. Distributions to shareholders in any year in which EPR fails to qualify will not be deductible by EPR, and EPR will not be required to distribute any amounts to EPR’s shareholders. As a result, EPR’s failure to qualify as a REIT would reduce the cash available for distribution by EPR to EPR’s shareholders. In addition, if EPR fails to qualify as a REIT, all distributions to shareholders would be taxable as ordinary income to the extent of EPR’s current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, EPR also would be disqualified from taxation as a REIT for the four taxable years following the year during which EPR lost its qualification. As a result, EPR’s failure to qualify as a REIT would likely reduce the cash available for distribution to EPR’s shareholders. In addition, if EPR fails to qualify as a REIT, all distributions to EPR’s shareholders will be taxable as regular corporate dividends to the extent of EPR’s current and accumulated earning and profits. In this event, subject to certain limitations under the Code, corporate distributees may be eligible for the dividends-received deduction and individual distributees may be eligible for preferential rates, if any, on any qualified dividend income. It is not possible to state whether in all circumstances EPR would be entitled to this statutory relief.

Taxation of Taxable U.S. Shareholders

The following summary describes certain U.S. federal income tax consequences to U.S. shareholders with respect to an investment in EPR’s shares. This discussion does not address the tax consequences to persons who receive special treatment under the U.S. federal income tax law. Shareholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, shareholders holding securities as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations or partnerships and persons who are not citizens or residents of the U.S. If you are a “U.S. shareholder,” as defined below, this section or the section entitled “Taxation of Tax-Exempt Shareholders” applies to you. Otherwise, the section entitled “Taxation of Non-U.S. Shareholders,” applies to you.

As used herein, the term “U.S. shareholders” means a holder of shares who, for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.;

•	a corporation, partnership or other entity classified as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any political subdivision thereof unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust that was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions Generally

As long as EPR qualifies as a REIT, distributions made out of EPR’s current or accumulated earnings and profits (and not designated as capital gain dividends) generally will constitute dividends taxable to EPR’s U.S. shareholders as ordinary income when actually or constructively received. For purposes of determining whether distributions to holders of shares are out of current or accumulated earnings and profits, EPR’s earnings and profits will be allocated first to EPR’s outstanding preferred shares and then to EPR’s common shares. These distributions will not be eligible for the dividends-received deduction in the case of U.S. shareholders that are corporations.

Because EPR generally is not subject to U.S. federal income tax on the portion of EPR’s REIT taxable income distributed to EPR’s shareholders, EPR’s ordinary dividends generally are not “qualified dividend income” eligible for the reduced 15% or 20% rates (depending on whether the shareholder is in the 39.6% marginal U.S. federal income tax rate bracket) available to most non-corporate taxpayers under the American Taxpayer Relief Act of 2012, and will continue to be taxed at the higher tax rates applicable to ordinary income. However, the reduced 15% or 20% rate does apply to EPR’s distributions:

•	designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to tax at a 25% rate);

•	to the extent attributable to dividends received by EPR from non-REIT corporations or other taxable REIT subsidiaries; and

•	to the extent attributable to income upon which EPR has paid corporate income tax (for example, if EPR distributes taxable income that it retained and paid tax on in the prior year).

For taxable years beginning after December 31, 2015, the aggregate amount of dividends designated as capital gain dividends and qualified dividend income for purposes of the corporate dividends received deduction cannot exceed the actual dividends paid with respect to such gain.

It is not likely that a significant amount of EPR’s dividends paid to individual U.S. shareholders will constitute “qualified dividend income” eligible for the current reduced tax rates of 15% or 20%.

To the extent that EPR makes distributions (not designated as capital gain dividends) in excess of EPR’s current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. shareholder. This treatment will reduce the adjusted basis which each U.S. shareholder has in his or her shares of stock for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. shareholders’ adjusted basis in his or her shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends EPR declares in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by EPR and received by the shareholders on December 31 of that year, provided EPR actually pays the dividend on or before January 31 of the following calendar year. U.S. Shareholders may not include in their own income tax returns any of EPR’s net operating losses or capital losses.

Certain stock dividends, including dividends partially paid in EPR’s common shares and partially paid in cash that comply with recent IRS guidance, will be taxable to recipient U.S. shareholders to the same extent as if paid in cash. See “Taxation of EPR—Annual Distribution Requirements” above.

Capital Gain Distributions

Distributions that EPR properly designates as capital gain dividends (and undistributed amounts for which EPR properly makes a capital gains designation) will be taxable to U.S. shareholders as gains (to the extent that they do not exceed EPR’s actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time EPR has held the assets which produced these gains, and on certain designations, if any, which EPR may make, these gains may be taxable to non-corporate U.S. shareholders at a 0%, 15%, 20% or 25% rate, depending on the nature of the asset giving rise to the gain and the shareholder’s marginal federal income tax rate. Corporate U.S. shareholders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Passive Activity Losses and Investment Interest Limitations

Distributions EPR makes and gain arising from the sale or exchange by a U.S. shareholder of EPR’s shares will be treated as portfolio income. As a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. shareholder may elect to treat capital gain dividends, capital gains from the disposition of stock and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the shareholders will be taxed at ordinary income rates on such amounts. Other distributions EPR makes (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of EPR’s shares, however, will not be treated as investment income under certain circumstances.

Retention of Net Long-Term Capital Gains

EPR may elect to retain, rather than distribute as a capital gain dividend, EPR’s net long-term capital gains. If EPR makes this election (a “Capital Gains Designation”) EPR would pay tax on its retained net long-term capital gains. In addition, to the extent EPR makes a Capital Gains Designation, a U.S. shareholder generally would:

•	include its proportionate share of EPR’s undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of EPR’s taxable year falls (subject to certain limitations as to the amount that is includable);

•	be deemed to have paid the capital gains tax imposed on EPR on the designated amounts included in the U.S. shareholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

Dispositions of Shares

Generally, if you are a U.S. shareholder and you sell or dispose of your shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property you receive on the sale or other disposition and (ii) your adjusted basis in the shares for tax purposes. This gain or loss will be capital in nature if you have held the shares as a capital asset and will be long-term capital gain or loss if you have held the shares for more than one year, and will be taxed at ordinary income tax rates (currently up to 39.6%) if the shares are held for one year or less. However, if you are a U.S. shareholder and you recognize loss upon the sale or other disposition of shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from EPR or which were retained by EPR and which were required to be treated as long-term capital gains.

The maximum tax rate for individual taxpayers on net long-term capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) is currently 15% or 20% (depending on whether the shareholder is in the 39.6% marginal U.S. federal income tax bracket) for most assets. In the case of individuals whose ordinary income is taxed at a 10% or 15% rate, the 15% rate is reduced to 0%.

If an investor recognizes a loss upon a subsequent disposition of EPR’s shares or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of EPR’s shares or securities, or transactions that EPR might undertake directly or indirectly. Moreover, you should be aware that EPR and other participants in the transactions in which EPR is involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Redemption of Shares

If EPR redeems any of EPR’s shares held by you, the tax treatment of the redemption must be determined based on facts at the time of redemption. In general, you will recognize gain or loss (as opposed to dividend income) equal to the difference between the amount received by you in the redemption and your adjusted tax basis in your shares redeemed if such redemption results in a “complete termination” of your interest in all classes of EPR’s equity securities, is a “substantially disproportionate redemption” or is “not essentially equivalent to a dividend” within the meaning of Section 302(b) of the Code with respect to you.

In applying these tests, you must take into account your ownership of all classes of EPR’s equity securities. You also must take into account any equity securities that are considered to be constructively owned by you under the Code.

If, as a result of a redemption by EPR of your shares, you no longer own (either actually or constructively) any of EPR’s equity securities or only own (actually and constructively) an insubstantial percentage of EPR’s equity securities, then it is likely that the redemption of your shares would be considered “not essentially equivalent to a dividend” and, thus, would result in gain or loss to you. Gain from the sale or exchange of EPR’s shares held for more than one year is taxed at a maximum long-term capital gain rate of 15% or 20% depending on whether the shareholder is in the 39.6% marginal U.S. federal income tax bracket. In the case of individuals whose ordinary income is taxed at a 10% or 15% rate, the 15% rate is reduced to 0%. However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and if you rely on any of these tests at the time of redemption, you should consult your tax advisor to determine their application to your situation.

Generally, if the redemption does not meet the tests described above, then the proceeds received by you from the redemption of your shares will be treated as a distribution taxable as a dividend to the extent of the allocable portion of current or accumulated earnings and profits. The amount of the dividend will be the amount of cash and the fair market value of any property received. If the redemption is taxed as a dividend, your adjusted tax basis in the redeemed shares will be transferred to any other shares in EPR that you own. If you own no other shares in EPR, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Medicare Tax on Net Investment Income

A U.S. Shareholder that is an individual will generally be subject to a 3.8% tax on the lesser of (i) the U.S. person’s “net investment income” for a taxable year or (ii) the excess of the U.S. person’s modified adjusted gross income for such taxable year over $200,000 for a single individual ($250,000 in the case of joint filers and $125,000 for married filing separate). For these purposes, “net investment income” will generally include interest, dividends, annuities, royalties, rents, net gain from the disposition of stock unless such income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities), and certain other income, but will be reduced by any deductions properly allocable to such income or net gain. The 3.8% Medicare surtax also applies to estates and certain trusts on the lesser of their undistributed net investment income and the excess of their adjusted gross income over the dollar amount at which the highest tax bracket for estates and trusts begins for the taxable year. A U.S. person that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in EPR’s shares.

Backup Withholding

EPR reports to EPR’s U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid at the fourth lowest rate of tax under Section 1(c) of the Code (which is currently 28%) unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide EPR with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholders’ income tax liability. In addition, EPR may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Shareholders.”

Taxation of Tax-Exempt Shareholders

The IRS has ruled that amounts distributed as dividends by a REIT to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income (“UBTI”). Based on that ruling, dividend income from EPR should not be UBTI to a tax-exempt shareholder so long as the tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares as “debt financed property” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. Generally, “debt financed property” is property the acquisition of which was financed through a borrowing by the tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as “debt financed property” within the meaning of the Code or has used the shares in a trade or business.

For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in EPR’s shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in EPR’s shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” may be treated as UBTI to certain types of trusts that hold more than 10% (by value) of the interests in the REIT. A pension held REIT is any REIT if more than 25% (by value) of its shares are owned by at least one pension trust, or one or more pension trusts, each of which owns more than 10% (by value) of such shares, and in the aggregate such pension trusts own more than 50% (by value) of its shares and the REIT would fail the 5/50 Test treating certain types of pension trusts as individuals. EPR does not expect to be classified as a “pension held REIT,” but because EPR’s shares are publicly traded, EPR cannot guarantee this will always be the case.

Tax-exempt shareholders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of an investment in EPR’s shares.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of the ownership and disposition of shares by persons that are not U.S. shareholders (“Non-U.S. shareholders”) are complex. No attempt is made herein to provide more than a brief summary of such rules. Accordingly, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a Non-U.S. shareholder in light of its particular circumstances and does not address any state, local or foreign tax consequences.

Non-U.S. shareholders should consult their own tax advisors to determine the impact of U.S. federal, state, local and foreign tax consequences to them of an investment in EPR’s shares, including tax return filing requirements.

Distributions

Distributions (including certain stock dividends) that are neither attributable to gain from EPR’s sale or exchange of U.S. real property interests nor designated by EPR as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of EPR’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the distributions are treated as effectively connected with the conduct by you of a U.S. trade or business (or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. shareholder). Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. In general, Non-U.S. shareholders will not be considered engaged in a U.S. trade or business (or in the case of an income tax treaty, as having a U.S. permanent establishment) solely by reason of their ownership of shares.

Dividends that are treated as effectively connected with such a trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. shareholder) will be subject to tax on a net basis (that is, after allowance for deductions) at graduated rates, in the same manner as dividends paid to U.S. shareholders are subject to tax, and are generally not subject to withholding. Any such dividends received by a Non-U.S. shareholder that is a corporation also may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

EPR expects to withhold U.S. federal income tax at the rate of 30% on any distributions made to a Non-U.S. shareholder unless:

•	a lower treaty rate applies and you file with EPR an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, evidencing eligibility for such reduced treaty rate of withholding; or

•	you file an IRS Form W-8ECI with EPR claiming that the distribution is income effectively connected with your trade or business.

Return of Capital Distributions

Distributions in excess of EPR’s current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed your adjusted basis in EPR’s shares, but rather will reduce the adjusted basis of such shares. Distributions in excess of your adjusted basis in EPR’s shares will give rise to gain from the sale or exchange of such shares. The tax treatment of this gain is described below.

For withholding purposes, EPR expects to treat all distributions as made out of EPR’s current or accumulated earnings and profits. However, amounts withheld generally should be refundable if it is subsequently determined that the distribution was, in fact, in excess of EPR’s current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests

Distributions to you that EPR properly designates as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation, unless:

•	the investment in EPR’s shares is treated as effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. shareholders with respect to such gain, except that a Non-U.S. shareholder (or, if an income tax treaty applies, it is attributable to a U.S. permanent establishment of the Non-U.S. shareholder) that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

•	you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case you will be subject to a 30% tax on your capital gains.

For each year during which EPR qualifies as a REIT, distributions that are attributable to net capital gain from the sale or exchange of U.S. real property interests, such as properties beneficially owned by EPR, will be taxed to a Non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, such distributions paid to a Non-U.S. shareholder who owns more than 10% (5% before December 18, 2015) of the value of EPR’s shares at any time during the one-year period ending on the date of distribution will be subject to U.S. federal income tax as income effectively connected with a U.S. trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend.

The Protecting Americans From Tax Hikes Act of 2015 (“PATH Act”) Act makes a number of changes to taxation of non-U.S. persons under FIRPTA:

•

Stock of a REIT held (directly or through partnerships) by a “qualified shareholder” will not be a U.S. real property interest (“USRPI”), and capital gain dividends from such a REIT will not be treated as gain from sale of a USRPI, unless a person (other than a qualified shareholder) that holds an interest (other than an interest solely as a creditor) in such qualified shareholder owns, taking into account applicable constructive ownership rules, more than 10% of the stock of the REIT. If the qualified shareholder has such an “applicable investor,” the portion of REIT stock held by the qualified shareholder indirectly owned through the qualified shareholder by the applicable investor will be treated as a USRPI, and the portion of capital gain dividends allocable to the applicable shareholder through the qualified investor will be treated as gains from sales of USRPIs. For these purposes, a “qualified shareholder” is a foreign person which is in a treaty jurisdiction and satisfies certain publicly traded requirements, is a “qualified collective investment vehicle,” and maintains records on the identity of certain 5% owners. A “qualified collective investment vehicle” is a foreign person that is eligible for a reduced withholding rate with respect to ordinary REIT dividends even if such person holds more than 10% of the REIT’s stock, a publicly traded partnership that is a withholding foreign partnership that would be a US real property holding corporation if it were a US corporation, or is designated as a qualified collective investment vehicle by the Secretary of the Treasury and is either fiscally transparent within the meaning of Section 894 or required to include dividends in its gross income but entitled to a deduction for distributions to its investors. Finally, capital gain dividends and non-dividend redemption and liquidating distributions to a qualified shareholder that are not allocable to an applicable investor will be treated as ordinary dividends.

•	“Qualified foreign pension funds” and entities that are wholly owned by a qualified foreign pension fund are exempted from FIRPTA and FIRPTA withholding. For these purposes, a “qualified foreign pension fund” is any trust, corporation, or other organization or arrangement if (i) it was created or organized under foreign law, (ii) it was established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) it does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) it is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) under the laws of the country in which it is established or operates, either contributions to such fund which would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such fund or taxed at a reduced rate, or taxation of any investment income of such fund is deferred or such income is taxed at a reduced rate.

•	The so-called FIRPTA “cleansing rule” (which applies to corporations that no longer have any USRPIs and have recognized all gain on their USRPIs and are no longer treated as US real property holding corporations) will not apply to a REIT or a regulated investment company or a corporation if the corporation or any predecessor was a REIT or a regulated investment company during the applicable testing period.

Prospective investors should consult their tax advisors regarding the possible application of the PATH Act FIRPTA provisions and exceptions to USRPI treatment on them.

Generally, you will be taxed at the same capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). EPR will be required to withhold and to remit 35% (or such lesser percentage provided in Treasury Regulations) of any distribution to you that could be treated as a capital gain dividend. The amount withheld is creditable against your U.S. federal income tax liability. However, any distribution with respect to any class of shares which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 35% U.S. withholding tax described above, if you did not own more than 10% (5% for distributions occurring prior to December 18, 2015) of such class of shares at any time during the one-year period ending on the date of the distribution (the “10% Exception”). Instead, such distributions will be treated as ordinary dividend distributions.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts designated by EPR as retained capital gains in respect of the shares held by Non-U.S. shareholders generally should be treated in the same manner as actual distributions by EPR of capital gain dividends. Under this approach, you would be able to offset as a credit against your U.S. federal income tax liability resulting from your proportionate share of the tax paid by EPR on such retained capital gains, and to receive from the IRS a refund to the extent your proportionate share of such tax paid by EPR exceeds your actual U.S. federal income tax liability.

Sale of Shares

Gain recognized by a Non-U.S. shareholder upon the sale or exchange of EPR’s shares generally will not be subject to U.S. taxation unless such shares constitute a U.S. real property interest. EPR’s shares will not constitute a U.S. real property interest so long as (i) EPR is a domestically-controlled qualified investment entity, which includes a REIT, if at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. shareholders or (ii) such class of EPR’s shares is regularly traded, as defined by applicable Treasury Regulations, on an established securities market such as the NYSE; and you owned, actually and constructively, 10% or less in value (5% of less for dispositions before December 18, 2015) of such class of EPR’s shares throughout the shorter of the period during which you held such shares or the five-year period ending on the date of the sale or exchange.

Notwithstanding the foregoing, gain from the sale or exchange of EPR’s shares not otherwise subject to FIRPTA will be taxable to you if either (1) the investment in EPR’s shares is treated as effectively connected with your U.S. trade or business or (2) you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if EPR is a domestically controlled qualified investment entity, upon disposition of EPR’s shares (subject to the 10% exception applicable to regularly traded stock described above), you may be treated as having gain from the sale or exchange of a U.S. real property interest if you (1) dispose of EPR’s shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest and (2) acquire, or enter into a contract or option to acquire, or are deemed to acquire, substantially identical shares during the 61 day period beginning 30 days before the ex-dividend date.

If gain on the sale or exchange of EPR’s shares were subject to taxation under FIRPTA, you would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if EPR’s shares are not then traded on an established securities market, the purchaser of the shares would be required to withhold and remit to the IRS 15% (10% for dispositions on or before February 16, 2016) of the purchase price. If amounts withheld on a sale, redemption, repurchase, or exchange of EPR’s shares exceed the Non-U.S. shareholder’s tax liability resulting from such disposition, such excess may be refunded or credited against such Non-U.S. shareholder’s U.S. federal income tax liability, provided that the required information is provided to the IRS on a timely basis. Amounts withheld on any such sale, exchange or other taxable disposition of EPR’s shares may not satisfy a Non-U.S. shareholder’s entire tax liability under FIRPTA, and such Non-U.S. shareholder remains liable for the timely payment of any remaining tax liability.

As discussed in more detail under “Taxation of Taxable U.S. Shareholders-Medicare Tax on Net Investment Income,” a 3.8% Medicare tax will apply, in addition to regular income tax, to certain net investment income. The 3.8% Medicare tax generally applies only to U.S. shareholders; however, the IRS in proposed Treasury Regulations has indicated that the 3.8% Medicare tax may be applicable to Non-U.S. shareholders that are estates or trusts and have one or more U.S. beneficiaries. Non-U.S. shareholders should consult their own tax advisors about the possible application of the 3.8% Medicare tax.

Backup Withholding Tax and Information Reporting

Generally, EPR must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds from the disposition of shares made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example, by properly certifying your Non-U.S. shareholder status on an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either EPR has or EPR’s paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

FATCA

Sections 1471 through 1474 of the Code and the regulations thereunder (commonly referred to as “FATCA”) impose a 30% withholding tax on U.S. source payments of dividends and interest and, beginning after December 31, 2018, gross proceeds from the sale or other disposition of, EPR’s equity securities or debt securities paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S. owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Certain countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk of FATCA withholding on payments made by EPR to non-U.S. investors, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding interests in the Issuer through financial institutions in) those countries. In addition, the presence in the payment chain of an intermediary that fails to comply with the additional certification, information reporting and other specified requirements under FATCA could result in withholding under FATCA being imposed on payments of interest and proceeds to U.S. holders who own EPR’s notes through foreign accounts or foreign intermediaries. Prospective investors should consult their tax advisors regarding the application of FATCA and the final regulations on them.

Possible Legislative or Other Actions Affecting Tax Consequences

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in EPR may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in EPR.

State and Local Tax Consequences

EPR may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which EPR transacts business, and EPR’s shareholders may be subject to state or local taxation or withholding in various state or local jurisdictions, including those in which they reside. The state and local tax treatment of EPR may not conform to the U.S. federal income tax treatment discussed above. Several states in which EPR may own properties treat REITs as ordinary Subchapter C corporations subject to tax at the corporate level. In addition, your state and local tax treatment may not conform to the U.S. federal income tax treatment discussed above. You should consult your own tax advisors regarding the effect of state and local tax laws on an investment in EPR’s shares.

APPRAISAL RIGHTS

CLP believes that the Sale Proposal will not entitle CLP stockholders to appraisal or dissenters’ rights under Maryland law or the CLP Articles because Section 7.2(ii) thereof provides that CLP common stock has no appraisal rights. However, the question of the existence of appraisal or dissenters’ rights in connection with the Sale Proposal is not entirely free from doubt and, accordingly, if you wish to make your own determination as to whether you have appraisal or dissenters’ rights with respect to that proposal, you should consider engaging counsel to advise you on the applicable provisions of Maryland law. If you believe that you have appraisal or dissenters’ rights in respect of the Sale Proposal and you wish to exercise those rights, if they are available, you must comply with the requirements imposed under Maryland law, including any applicable deadlines within which you must exercise any such rights (if they exist). CLP is not under any obligation to, and will not, notify you of any such deadlines. CLP expects to challenge any CLP stockholder who purports to exercise appraisal or dissenters’ rights, including, if necessary, through litigation.

To the extent that a CLP stockholder is entitled to appraisal rights under the MGCL in connection with the Sale, the preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of the MGCL. Each CLP stockholder desiring to exercise appraisal rights should refer to Title 3, Subtitle 2, of the MGCL, a copy of which is attached as Annex E to this proxy statement/prospectus, for a complete statement of their rights and the steps which must be followed in connection with the exercise of those rights. The following summary of the rights of any objecting CLP stockholders does not purport to be a complete statement of the procedures to be followed by CLP stockholders desiring to exercise their appraisal rights, to the extent they exist. CLP stockholders who exercise their appraisal rights under the MGCL, to the extent they exist, will not be paid any amount under the Plan of Dissolution in respect of the shares of CLP common stock held by them, but will instead be entitled to receive consideration from CLP that may be determined to be due to such stockholder pursuant to the applicable procedures set forth in the MGCL.

To the extent that you are entitled to appraisal rights under the MGCL in connection with the Sale, you will be entitled to demand and receive payment of the fair value of your shares of CLP common stock in connection with the Sale. However, if a court were to find that appraisal rights exist with respect to the Sale Proposal and you want to receive such fair value for your shares, you must follow specific procedures. These procedures are:

•	before or at the special meeting, you must file with CLP a written objection to the Sale;

•	you must not vote in favor of the Sale; and

•	you must make a written demand on the Purchasers stating the number and class of shares for which you demand payment, within 20 days after the SDAT accepts the articles of transfer for the Sale pursuant to MGCL Section 3-107.

The filing of a written objection and written demand for appraisal of shares must be in addition to and separate from a vote against the Sale Proposal. Also, because a properly submitted proxy not marked “AGAINST” or “ABSTAIN” will be voted “FOR” the proposal to approve the Sale, the submission of a proxy not marked “AGAINST” or “ABSTAIN” will result in the waiver of appraisal rights. Any proxy or vote against the approval of the Sale will not constitute a demand for appraisal. If you fail to comply with the requirements described above, you will be bound by the terms of the Sale and receive the consideration provided for in the Plan of Dissolution assuming that the Plan of Dissolution is approved by the requisite vote of the CLP stockholders. In addition, if you sell or otherwise transfer shares of CLP common stock, you will not be entitled to appraisal rights with respect to such shares.

If you object, CLP will promptly notify you in writing of the date the Sale is consummated. In addition, under Section 3-207 of the MGCL, the Purchasers must promptly notify each objecting stockholder in writing of the date on which the SDAT accepts the articles of transfer for the Sale. Within 50 days after the SDAT accepts the articles of transfer for the Sale pursuant to Section 3-107 of the MGCL, either the Purchasers or any objecting stockholder may petition a court of equity in the appropriate county in Maryland for an appraisal, to determine the fair value of the shares in connection with the Sale.

If the court finds that an objecting stockholder is entitled to an appraisal of its common stock, the court is required to appoint three disinterested appraisers to determine the fair value of the shares on the terms and conditions the court determines proper. The appraisers must, within 60 days after appointment (or such longer period as the court may direct), file with the court and mail to each party to the proceeding their report stating their conclusion as to the fair value of such shares.

“Fair value” is determined as of the close of business on the day the stockholders vote on the Sale Proposal and may not include any appreciation or depreciation which directly or indirectly results from the Sale. You should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under the MGCL.

Within 15 days after the filing of the report, any party may object to such report and request a hearing on it. The court must, upon motion of any party, enter an order either confirming, modifying or rejecting such report and, if confirmed or modified, enter judgment for the appraised value of the common stock. If the appraisers’ report is rejected, the court may determine the fair value of the shares of the objecting stockholders or may remit the proceeding to the same or other appraisers. Any judgment entered pursuant to a court proceeding shall include interest from the date of the stockholders’ vote on the action to which objection was made. Costs of the proceeding will be determined by the court and may be assessed against the surviving entity or, if the court finds that your failure to accept an offer was arbitrary and vexatious or not in good faith, you, if you are an objecting stockholder, or both.

At any time after the filing of a petition for appraisal, the court may require objecting stockholders to submit their certificates, if any, representing the shares to the clerk of the court for notation of the pendency of the appraisal proceeding.

If you are an objecting stockholder, after the close of business on the date of the stockholders’ vote on the Sale Proposal, you will cease to have any rights as a CLP stockholder with respect to such shares, including the right to receive any payments under the Plan of Dissolution, except the right to receive payment of the fair value in respect of your shares of CLP common stock.

COMPARISON OF RIGHTS OF EPR SHAREHOLDERS AND CLP STOCKHOLDERS

Below is a summary of the material differences between the current rights of CLP stockholders and the rights those stockholders would have as EPR shareholders. After completion of the Sale but prior to the distribution of EPR common shares to CLP stockholders as part of the liquidation and dissolution of CLP, if any, CLP stockholders’ rights will be unchanged.

Copies of CLP’s Articles, CLP’s bylaws, EPR’s Declaration of Trust and EPR’s Bylaws are publicly available and will be sent to holders of shares of CLP stock upon request. See “Where You Can Find More Information.” The summary in the following chart is not complete and it does not identify all differences that may, under given situations, be material to stockholders of CLP and is subject in all respects, and is qualified by reference to the MGCL, the Maryland REIT Law, CLP’s Articles, CLP’s bylaws, EPR’s Declaration of Trust and EPR’s Bylaws.

	EPR Shareholder Rights	CLP Stockholder Rights
Corporate Governance:

Upon completion of the Sale and liquidation and dissolution of CLP, the rights of EPR shareholders and former CLP stockholders will be governed by the Maryland REIT Law, EPR’s Declaration of Trust and EPR’s Bylaws. EPR’s Declaration of Trust and EPR’s Bylaws after the Sale will be identical in all respects to those of EPR prior to the Sale.

EPR’s Declaration of Trust provides that, to the extent not inconsistent with the Code or the Maryland REIT Law and as appropriate, the trustees and officers of EPR may make reference to the MGCL.

The rights of CLP stockholders are currently governed by the MGCL, CLP’s Articles and CLP’s bylaws.

Authorized Capital:

The authorized shares of EPR consist of:

•       100 million common shares of beneficial interest, par value $0.01 per share, 63,647,081 of which were issued and outstanding as of December 31, 2016; and

•       25 million preferred shares of beneficial interest, par value $0.01 per share, 2,300,000 of which are designated as Series A Preferred Shares, 3,200,000 of which are designated as Series B Preferred Shares, 5,999,950 of which are designated as Series C Preferred Shares, 4,600,000 of which are designated as Series D Preferred Shares, 3,450,000 of which are

The authorized capital stock of CLP consists of:

•       One billion shares of common stock, par value $0.01 per share, 325,182,969 of which were issued and outstanding as of December 31, 2016;

•       200 million shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding as of December 31, 2016; and

•       CLP’s Articles also authorize excess shares, described in more detail in the “Restrictions on Ownership and Transfer of

	EPR Shareholder Rights	CLP Stockholder Rights

designated as Series E Preferred Shares, and 5,000,000 of which are designated as Series F Preferred Shares. EPR’s Declaration of Trust authorizes EPR’s Board of Trustees to determine, at any time and from time to time the number of authorized shares of beneficial interest. As of December 31, 2016, EPR had 5,399,950 Series C Preferred Shares issued and outstanding, 3,450,000 Series E Preferred Shares issued and outstanding and 5,000,000 Series F Preferred Shares issued and outstanding. As of December 31, 2016, no Series A Preferred Shares, Series B Preferred Shares or Series D Preferred Shares were issued and outstanding.

EPR’s Declaration of Trust contains a provision permitting its Board of Trustees, without any action by EPR shareholders, to amend the Declaration of Trust at any time to increase or decrease the aggregate number of shares of beneficial interest in EPR or the number of shares of beneficial interest in EPR of any class that EPR has authority to issue. EPR’s Declaration of Trust further authorizes its Board of Trustees to cause EPR to issue its authorized shares and to reclassify any unissued shares into other classes or series.

Shares” section below. No excess shares were issued and outstanding as of December 31, 2016.

CLP’s Articles authorize CLP’s directors to classify or reclassify unissued common stock into other classes or series and to authorize and issue one or more series of preferred stock.

Investor Suitability:	EPR does not impose any requirements with respect to who may hold shares of beneficial interest in EPR.	CLP’s Articles impose certain requirements with respect to who may hold its common and preferred stock, which are in place until CLP’s common stock is listed on a national securities exchange. Specifically, until such time, holders of CLP’s preferred and common stock must have a minimum gross income of $45,000 and a minimum net worth (not including home, home furnishings and automobiles) of $45,000, or have a minimum net worth (not including home, home furnishings and

	EPR Shareholder Rights	CLP Stockholder Rights
automobiles) of $150,000. In addition, prior to such time as CLP’s common stock is listed on a national securities exchange, each broker-dealer selling CLP’s common and preferred stock has the responsibility to make every reasonable effort to determine that the purchase of CLP preferred and common stock is appropriate for such person and that the requisite suitability standards are met. Suitability standards may vary from state to state and state securities regulators may require minimum initial and subsequent cash investment amounts in any securities offering in which CLP is engaging which is subject to such state regulators’ jurisdiction.

Number of Trustees / Directors:

The EPR Declaration of Trust provides that EPR’s Board of Trustees must consist of not less than three persons. The trustees are divided into three classes, with each class as nearly equal in number as possible. Trustees are elected for three-year terms, with one class of trustees up for election each year.

Under EPR’s Declaration of Trust, the number of trustees was initially set at five and may be increased or decreased by majority vote of EPR’s Board of Trustees. The number of members of EPR’s Board of Trustees is currently fixed at seven members.

CLP’s Articles provide that the CLP Board of Directors must consist of at least three persons and CLP’s bylaws restrict the size of the CLP Board of Directors to between three and 15. CLP’s directors are elected for one-year terms and its board is not classified.

Under CLP’s Articles, the number of directors was initially set at five and may be increased or decreased by resolution of the directors or the affirmative vote of the holders of a majority of shares of CLP’s preferred and common stock outstanding and entitled to vote, subject to rights of holders of preferred stock to elect additional directors under specified circumstances. The number of members of the CLP Board of Directors is currently fixed at five members.

Independence of Board:	At least a majority of the trustees must be independent trustees in accordance with the applicable listing standards of the NYSE.	Until CLP’s common stock is listed on a national securities exchange, except for temporary periods in connection with director vacancies, a majority of CLP’s directors must be Independent Directors, as defined in CLP’s Articles.

	EPR Shareholder Rights	CLP Stockholder Rights
Trustee / Director Qualifications:	EPR’s Bylaws require that trustees be at least 21 years of age and not under legal disability.	CLP’s directors must be at least 21 years of age and not under legal disability. Prior to the listing of CLP’s common stock on a national securities exchange, CLP’s Articles require that each of its directors have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by CLP. In addition, prior to the listing of CLP’s common stock on a national securities exchange, CLP’s Articles require that at least one of CLP’s Independent Directors have at least three years of relevant real estate experience.

Election of Trustees / Directors:	EPR’s Bylaws provide that a nominee for trustee is elected to EPR’s Board of Trustees if, at a meeting of shareholders duly called and at which a quorum is present, a majority of the votes cast are in favor of such nominee’s election, provided, that, if there are more nominees for trustee than there are available trustee positions, the trustees may be elected by a plurality of votes cast at a meeting of shareholders duly called and at which a quorum is present. Each share may be voted for as many individuals as there are trustees to be elected (to the extent the share is entitled to so vote).	CLP’s Articles provide that at any annual meeting or special meeting of CLP’s stockholders, each share of preferred and common stock of CLP entitled to vote generally in the election of directors may be voted for as many individuals as there are directors to be elected and for whose election such shares are entitled to be voted, or as may otherwise be required by the MGCL or other applicable law as in effect. CLP’s Articles and bylaws provide that a majority of votes cast by holders of CLP’s preferred and common stock at an annual meeting at which a quorum is present is sufficient to elect CLP directors.

Vacancies on the Board of Trustees / Directors:	Under EPR’s Declaration of Trust, any vacancy on EPR’s Board of Trustees may be filled by the affirmative vote of a majority of the trustees then in office, even if less than a quorum, or by a sole remaining trustee. Any trustee elected to fill a vacancy serves until the next annual meeting of shareholders and until his or her successor is elected and qualifies, subject to prior death, resignation or removal.	CLP’s Articles provide that any vacancy created by an increase in the number of directors will be filled, at any regular meeting or special meeting called for that purpose, by a majority of the members of the CLP Board of Directors. CLP’s Articles provide for any other vacancy to be filled at any regular meeting or special meeting of the directors called for that purpose, by a majority of the remaining directors, whether or not sufficient to constitute a quorum.

	EPR Shareholder Rights	CLP Stockholder Rights
Removal of Trustees / Directors:	EPR’s Declaration of Trust provides that, subject to the rights of holders of preferred shares of beneficial interest to elect or remove one or more trustees, a trustee may be removed at any time, for cause (as defined in EPR’s Declaration of Trust), at a meeting of the shareholders, by the affirmative vote of two-thirds of all the votes entitled to be cast generally in the election of trustees.	CLP’s Articles provide that a director may be removed from office with or without cause only at a meeting of CLP’s stockholders called for that purpose, by the affirmative vote of the holders of not less than majority of CLP’s preferred and common stock then outstanding and entitled to vote, without the necessity for concurrence by the directors, subject to the rights of any holders of preferred stock to vote for such directors.

Meetings of Trustees / Directors:	EPR’s Bylaws provide that an annual meeting of EPR’s trustees must be held immediately after and at the same place as the annual meeting of the shareholders, and notice of such meeting beyond such provision in the Bylaws is not required. Trustees may provide for regular meetings of trustees by resolution, without other notice than the resolution. Special meetings of the trustees may be called by or at the request of the chairman of EPR’s Board of Trustees, by EPR’s president or by a majority of the trustees then in office. Unless specifically required by statute or EPR’s Bylaws, the purpose of any meeting of EPR’s trustees need not be stated in the notice.	CLP’s bylaws provide that a meeting of CLP’s directors is to be held quarterly and the directors may provide the time and place by resolution without other notice. Special meetings of CLP’s directors may be called by or at the request of the chief executive officer or by a majority of CLP’s directors then in office. The purpose of CLP’s director meetings need not be stated in the notice, unless specifically required by statute or CLP’s bylaws.

Trustee / Director Voting:	A majority of the members of EPR’s Board of Trustees is a quorum and the action of a majority of EPR’s trustees present at a meeting with a quorum is the action of the Board of Trustees, unless concurrence of a greater proportion is required for such action by applicable statute. EPR’s trustees may take action without a meeting if a consent in writing to such action is signed by each trustee and properly filed.	A majority of CLP’s directors, including a majority of CLP’s Independent Directors, is a quorum for the transaction of business at a meeting of CLP’s directors, provided that if CLP’s Articles or bylaws require the vote of a majority of a particular group of CLP’s directors, a quorum must include a majority of such group. The action of the majority of CLP’s directors present at a meeting at which a quorum is present is the action of CLP’s directors, unless the concurrence of a particular group of CLP’s directors or of a greater proportion is required for such action by applicable statute, CLP’s Articles or CLP’s bylaws. Any action required or permitted to be taken at any meeting of

	EPR Shareholder Rights	CLP Stockholder Rights

CLP’s directors may be taken without a meeting, by a properly filed unanimous written consent.

Until the listing of CLP’s common stock on a national securities exchange, there are matters on which CLP’s Articles impose a majority of Independent Directors approval requirement. These include certain matters in connection with CLP’s Advisor and other Affiliates (as defined in its Articles) of CLP, CLP’s investment objectives and policies, CLP’s borrowings exceeding 300% of CLP’s Net Assets (as defined in CLP’s Articles), the setting of stockholder meetings, and limitation of liability, indemnification and express exculpation with respect to certain Affiliates of CLP.

The CLP Board of Directors is required by CLP’s Articles to use its best efforts to take such actions as are necessary to preserve the status of CLP as a REIT unless it determines by vote of two-thirds of the directors of CLP that qualifying as a REIT is not in the best interests of CLP and submits the matter of causing the termination of qualification of CLP as a REIT to a vote of the holders of CLP’s preferred and common stock.

Liability and Indemnification of Shareholders, Directors / Trustees, Officers, Employees and Others:	To the maximum extent that Maryland law in effect from time to time permits limitation of liability of trustees and officers of a REIT, EPR’s Declaration of Trust provides that no EPR trustee or officer is liable to EPR or its shareholders for money damages. EPR’s officers and trustees are and will be indemnified under its Declaration of Trust against certain liabilities. EPR’s Declaration of Trust provides that EPR will, to the maximum extent permitted by Maryland law in effect from time to time, indemnify: (a) any individual who is a present or former trustee or officer of EPR; or (b) any individual who, while a

To the maximum extent that Maryland law in effect from time to time permits limitation of liability of directors and officers of a corporation, CLP’s Articles provide that no CLP director or officer is liable to CLP or its stockholders for money damages. CLP’s Articles provide that to the maximum extent permitted by Maryland law in effect from time to time, CLP must indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, must pay or reimburse reasonable expenses in advance of final disposition of a

EPR Shareholder Rights	CLP Stockholder Rights

trustee or officer of EPR and at the request of EPR, serves or has served as a director, officer, shareholder, partner, trustee, employee or agent of any REIT, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise against any claim or liability, together with reasonable expenses actually incurred in advance of a final disposition of a legal proceeding, to which such person may become subject or which such person may incur by reason of his or her status as such. EPR has the power, with the approval of its Board of Trustees, to provide such indemnification and advancement of expenses to a person who served a predecessor of EPR in any of the capacities described in (a) or (b) above and to any employee or agent of EPR or its predecessors.

Maryland law permits a REIT to indemnify its present and former trustees and officers against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with any proceeding to which they may be made, or are threatened to be made, a party by reason of their service in those capacities. However, a Maryland REIT is not permitted to provide this type of indemnification if the following is established:

•    the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•    the trustee or officer actually received an improper personal benefit in money, property or services; or

•    in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.

proceeding to directors and officers of CLP who is made party to a proceeding by reason of his or her service in that capacity or his or her service with respect to another entity at the request of CLP. Such rights to advancement of expenses and indemnification immediately vest upon election as a director or officer of CLP. CLP’s Articles provide that CLP may, in certain circumstances, with the approval of CLP’s board, provide such indemnification and advancement of expenses to an individual who served a predecessor of CLP and to any employee or agent of CLP or a predecessor of CLP. These rights to indemnification and reimbursement of expenses provided in CLP’s Articles are not exclusive and do not limit any other entitlement to indemnification or reimbursement of expenses, such as by resolution, insurance, or agreement.

Maryland law permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with any proceeding to which they may be made, or are threatened to be made, a party by reason of their service in those capacities. However, a Maryland corporation is not permitted to provide this type of indemnification if the following is established:

•    the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•    the director or officer actually received an improper personal benefit in money, property or services; or

•    in the case of any criminal proceeding, the director or officer

EPR Shareholder Rights	CLP Stockholder Rights

Additionally, a Maryland REIT may not indemnify a trustee or officer for an adverse judgment in a suit by or in the right of that corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. Maryland law permits a REIT to advance reasonable expenses to a trustee or officer upon the REIT’s receipt of the following:

•    a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•    a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that this standard of conduct was not met.

EPR has also entered into indemnification agreements with its trustees and certain of its officers providing for procedures for indemnification by EPR to the fullest extent permitted by law and advancements by EPR of certain expenses and costs relating to claims, suits or proceedings arising from the respective trustee’s or officer’s service to EPR.

Under Maryland law, a shareholder is not personally liable for the obligations of a REIT solely as a result of his or her status as a shareholder. Despite this, EPR’s legal counsel has advised EPR that in some jurisdictions the possibility exists that shareholders of a trust entity such as EPR may be held liable for acts or obligations of the trust. While EPR intends to conduct its business in a manner designed to minimize potential shareholder liability, EPR can give no assurance that its shareholders can avoid had reasonable cause to believe that the act or omission was unlawful.

Additionally, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of that corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of the following:

•    a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the REIT; and

•    a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the REIT if it is ultimately determined that this standard of conduct was not met.

CLP has entered into indemnification agreements with officers and directors of CLP, which provide for indemnification and advancement of expenses, to the fullest extent permitted by CLP’s Articles, subject to the terms of such indemnification agreements.

	EPR Shareholder Rights	CLP Stockholder Rights
liability in all instances in all jurisdictions. EPR’s trustees have not provided in the past and do not intend to provide insurance covering these risks to EPR’s shareholders.

In addition, pursuant to the Third Amended and Restated Advisory Agreement, between CLP and CLP’s Advisor, effective April 1, 2014 (the “Advisor Agreement”), CLP has agreed to indemnify CLP’s Advisor and certain Affiliates of CLP’s Advisor from claims and losses arising from the performance of duties under the Advisor Agreement, subject to any limitations imposed by the State of Maryland.

CLP’s Articles provide that no holder of preferred or common stock is subject to any personal liability in connection with CLP’s property or the affairs of CLP by reason of his or her being a holder of preferred or common CLP stock. CLP is required by its Articles to include a clause in its contracts which provides that holders of preferred or common CLP stock are not personally liable for obligations entered into on behalf of CLP.

Corporate Opportunities and Conflicts of Interest:	EPR’s Bylaws provide that Section 2-419 of the MGCL is available for and applies to any transaction between EPR and any of its trustees. The trustees are not required to devote their full time to the affairs of EPR and any of EPR’s trustees, officers, employees or agents (other than a full-time officer, employee or agent of EPR) may have business interests and engage in business similar or in addition to those of or relating to EPR.

Prior to listing of CLP’s common stock on a national securities exchange, CLP’s Articles impose restrictions on CLP engaging in transactions with CLP’s Advisor, its directors and others affiliated with CLP.

Specifically, requirements are imposed on CLP’s transactions with its Affiliates, including that the transaction be approved or ratified by the affirmative vote of the majority of CLP’s directors (including a majority of its Independent Directors) not Affiliated with the person who is the party to the transaction, that the transaction be fair and reasonable to CLP, that the terms of the transaction be at least as favorable as the terms of any comparable transaction made on an arms-length basis and known to the directors, and that the total consideration not be in excess of the

EPR Shareholder Rights	CLP Stockholder Rights

appraised value of any property being acquired, if an acquisition is involved.

In addition, during such period prior to the listing of CLP’s common stock on a national stock exchange, CLP may purchase or lease a property from CLP’s Advisors, its directors, or its Affiliates only upon a finding by a majority of CLP’s directors (including a majority of its Independent Directors) not otherwise interested in the transaction that such transaction is fair and reasonable to CLP and at a price to CLP no greater than the cost of the asset to the seller or lessor, or, if the price is in excess of such cost, that substantial justification for such excess exists and such excess is reasonable. CLP’s Articles impose the requirement that if a property is acquired by CLP from CLP’s Advisor, any of its directors or certain of their Affiliates, the fair market value of the property must be determined by an independent expert selected by the Independent Directors. The cost of the asset may not exceed its appraised value.

Also, at all times prior to the listing of CLP’s common stock on a national securities exchange, no goods or services may be provided by CLP’s Advisors or its Affiliates to CLP except for transactions in which CLP’s Advisor or its Affiliates provide goods or services to CLP in accordance with CLP’s Articles or if a majority of CLP’s Directors (including a majority of CLP’s Independent Directors) not otherwise interested in such transactions approve such transactions as fair and reasonable to CLP and on terms and conditions not less favorable to CLP than those available from unaffiliated third parties.

CLP’s Articles also impose, prior to the listing of CLP’s common stock on a national securities exchange,

	EPR Shareholder Rights	CLP Stockholder Rights

restrictions upon CLP making loans to CLP’s Advisor, its directors, and others affiliated with CLP or with Affiliates of such persons, other than loans to subsidiaries of CLP or to ventures or to partnerships in which CLP holds a controlling interest. There is an exception to this prohibition for certain qualifying mortgage loans where the appraised value (as determined by a qualifying independent expert) exceeds the loan amount and title insurance is secured. Prior to listing of CLP’s common stock on a national securities exchange, any loans by CLP’s Advisor or its Affiliates must be approved by a majority of CLP’s directors (including a majority of the Independent Directors) not otherwise interested in such transaction as fair, competitive, and commercially reasonable, and no less favorable to CLP than comparable loans between unaffiliated parties.

Payments to CLP’s Advisor or its Affiliates or to CLP’s directors, other than payments rendered for their services in their capacity as CLP’s Advisor or director, may only be made, prior to the listing of CLP’s common stock on a national securities exchange, upon a determination that the compensation is not in excess of their compensation paid for any comparable services and the compensation is not greater than the charges for comparable services available from others who are competent and not Affiliated with the parties involved. CLP’s directors may adopt further restrictions and transactions between CLP and its Affiliates and such transactions are subject to the disclosure and ratification requirements of Section 2-419 of the MGCL.

Annual Meetings:	EPR’s Bylaws provide that its annual meeting of shareholders take place during the second quarter of each year following delivery of the annual report.	Until CLP’s stock is listed on a national securities exchange, CLP’s bylaws provide that the annual meeting of stockholders be held upon

	EPR Shareholder Rights	CLP Stockholder Rights
reasonable notice and not less than 30 days after delivery of CLP’s annual report.

Call of Special Meetings of Shareholders:	EPR’s Bylaws provide that its chairman, its president or one-third of its trustees may call a special meeting of the shareholders. EPR’s Bylaws further provide that EPR’s secretary also may call a special meeting of shareholders upon the written request of holders of at least a majority of the shares entitled to vote at the meeting, provided such written request states the purpose of the proposed meeting and the matters proposed to be acted upon.	CLP’s Articles and bylaws provide that the chairman of the board of directors of CLP, a majority of CLP’s directors or a majority of CLP’s Independent Directors may call a special meeting of the stockholders. CLP’s bylaws further provide that CLP’s secretary (at the written request of stockholders holding outstanding CLP capital stock representing at least 10% of all votes entitled to be cast on any issue proposed to be considered at a special meeting) may call a special meeting of stockholders not less than 15 days nor more than 60 days after such request is received.

Shareholder Proposals:

EPR’s Bylaws provide that nominations of persons for election to its Board of Trustees and business to be transacted at shareholder meetings may be properly brought pursuant to its notice of the meeting, by or at the direction of its Board of Trustees, or by a shareholder who (i) is a shareholder of record at the time of giving the advance notice and at the time of the meeting, (ii) is entitled to vote at the meeting and (iii) has complied with the advance notice provisions set forth in EPR’s Bylaws.

Under EPR’s Bylaws, a shareholder’s notice of nominations for trustee or business to be transacted at an annual meeting of shareholders must be delivered to EPR’s secretary at EPR’s principal office not later than the close of business on the 60th day and not earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of mailing of EPR’s notice of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, a shareholder’s notice must be delivered to EPR not earlier than the

CLP’s bylaws provide that nominations of persons for election to the CLP Board of Directors and business to be transacted at stockholder meetings may be made only by or at the direction of the CLP Board of Directors, or by a CLP stockholder who (i) is a stockholder of record at the time of giving notice, (ii) is entitled to vote at the meeting and (iii) complied with the notice provisions set forth in CLP’s bylaws.

Under CLP’s bylaws, a stockholder must deliver notice to the secretary at the principal executive offices of CLP not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder is timely if delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date

EPR Shareholder Rights	CLP Stockholder Rights

90th day prior to such annual meeting and not later than the close of business on the later of: (i) the 60th day prior to such annual meeting, or (ii) the 10th day following the day on which EPR first makes a public announcement of the date of such meeting. The public announcement of a postponement or of an adjournment of such annual meeting to a later date or time will not commence a new time period for the giving of a shareholder’s notice. If the number of trustees to be elected to EPR’s Board of Trustees is increased and EPR make no public announcement of such action at least 70 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if the notice is delivered to EPR’s secretary at EPR’s principal office not later than the close of business on the 10th day immediately following the day on which such public announcement is made.

For special meetings of shareholders, EPR’s Bylaws require a shareholder who is nominating a person for election to EPR’s Board of Trustees at a special meeting at which trustees are to be elected to give notice of such nomination to EPR’s secretary at EPR’s principal office not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of: (1) the 60th day prior to such special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the trustees to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting to a later date or time will not commence a new time period for the giving of a shareholder’s notice as described above.

of such meeting is first made. In the event that the number of directors to be elected to the CLP Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by CLP at least 70 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice is timely with respect to nominees for any new positions created by such increase if the notice is delivered to the secretary at the principal executive offices of CLP not later than the close of business on the 10th day following the day on which such public announcement is first made by CLP. Should CLP call a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, entitled stockholders may nominate a person or persons for election to such position as specified in CLP’s notice of meeting, if the stockholder’s notice is delivered to the secretary at the principal executive offices of CLP not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement is made of the date of the special meeting and of the nominees proposed by CLP’s directors to be elected at such meeting.

	EPR Shareholder Rights	CLP Stockholder Rights
Limitations on Shareholder Action:	EPR’s Declaration of Trust provides that, subject to the provisions of any class or series of shares then outstanding, unless submitted to the shareholders by the Board of Trustees, shareholders are entitled to vote only with respect to the election of trustees to EPR’s Board of Trustees, the amendment of EPR’s Declaration of Trust, the termination of EPR, and the merger or consolidation of EPR or the sale or disposition of substantially all of EPR’s property. Mergers and consolidations of EPR and the transfer of all or substantially all of EPR’s property must be approved by EPR’s Board of Trustees to be effective. EPR’s Declaration of Trust provides that the submission of any action to the shareholders for their consideration must first be approved by EPR’s Board of Trustees. EPR’s Board of Trustees has provided in EPR’s Bylaws procedures for shareholder proposals for shareholder actions, as described above in the “Shareholder Proposals” section.	CLP’s Articles provide that subject to the provisions of any class or series of CLP’s capital stock outstanding and the mandatory provisions of applicable law, holders of CLP’s preferred and common stock are only entitled to vote on the following matters, unless the CLP Board of Directors submit the matter to them: election or removal of directors; amendment of CLP’s Articles; the dissolution of CLP; the merger, consolidation or sale or other disposition of substantially all of CLP’s property; the termination of CLP’s status as a REIT; and the modification or elimination of CLP’s investment limitations. CLP’s Articles state that, provided the affirmative vote of the holders of not less than a majority of the holders of preferred and common stock then outstanding and entitled to vote there is secured, CLP’s directors have the power to: terminate CLP’s status as a REIT, merge CLP into another entity, consolidate CLP with one or more entities into a new entity, sell or dispose of all or substantially all of CLP’s property, dissolve and liquidate CLP, and reorganize CLP. Mergers, consolidations, sales or disposals of substantially all property, dissolution, and termination with respect to CLP involving an Affiliate of CLP or CLP’s Advisor must be approved by a majority of CLP’s directors (including a majority of Independent Directors).

Voting Limitations on Shares held by Advisor / Trustees / Directors / Affiliates:	EPR does not limit voting of shares held by its trustees or affiliates.	Neither CLP’s Advisor and directors nor certain of their Affiliates may, prior to the list of CLP’s common stock on a national securities exchange, vote or consent on matters submitted to the holders of CLP’s preferred or common stock regarding the removal of CLP’s Advisor or

	EPR Shareholder Rights	CLP Stockholder Rights
directors or certain of their Affiliates, or regarding any transaction between CLP and any of them.

Shareholder Action at Meetings:	A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present is sufficient to approve matters unless a greater vote is otherwise specifically required under EPR’s Bylaws, under EPR’s Declaration of Trust or by statute. EPR’s Declaration of Trust provides that, except with respect to elections of trustees (described above), actions requiring a shareholder vote are approved by a majority of the number of votes entitled to be cast on the matter, notwithstanding any other provision of law providing for a greater number of votes to be required. EPR’s Bylaws provide that a majority of the shareholders entitled to cast votes is a quorum.	A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to approve matters unless a greater vote is required by statute or CLP’s Articles. CLP’s Articles provide that notwithstanding any provision of law requiring any action to be taken or approved by the affirmative vote of the holders of CLP’s preferred or common stock in greater amounts, such action may be validly taken by the affirmative vote of holders of preferred or common stock entitled to cast a majority of all the votes entitled to be cast on the matter. CLP’s Articles provide that a quorum shall be 50% of the then outstanding shares of preferred and common stock entitled to vote.

Shareholder Action by Written Consent:	EPR’s Bylaws provide procedures governing actions by shareholders by written consent. The Bylaws require that all written consents be signed by shareholders entitled to cast a sufficient number of votes to approve the matter, as required by statute, EPR’s Declaration of Trust or EPR’s Bylaws, and such consent must be filed with minutes of the proceedings of the shareholders.	Under the MGCL, written consents by CLP’s stockholders must be unanimous.

Advisor:	EPR is self-administered and self-managed.	As authorized by CLP’s Articles, CLP has engaged CNL Lifestyle Advisor Corporation as its advisor to provide management, acquisition, disposition, advisory and administrative services.

Investment Limitations:	EPR’s Declaration of Trust and Bylaws do not limit the discretion of EPR’s trustees with respect to investments by EPR.	CLP’s Articles provide that, until such time as CLP’s common stock is listed on a national securities exchange, certain investment limitations and procedural requirements set forth in CLP’s Articles will apply. At all times, CLP’s directors must use their best efforts to conduct the affairs of CLP in

	EPR Shareholder Rights	CLP Stockholder Rights
such a manner to qualify and continue to qualify CLP for the tax treatment provided in the Code provisions relating to REITs and the regulations provided thereunder.

Anti-Takeover Provisions and Interested Shareholders:

The following provisions in EPR’s Declaration of Trust and Bylaws and in Maryland law could delay or prevent a change in control of EPR:

•       the limitation on ownership and acquisition of more than 9.8% of EPR’s shares;

•       the classification of EPR’s Board of Trustees into classes and the election of each class for three-year staggered terms;

•       the requirement of cause and a two-thirds majority vote of shareholders for removal of EPR’s trustees;

•       the fact that the number of EPR’s trustees may be fixed only by vote of EPR’s Board of Trustees and that a vacancy on EPR’s Board of Trustees may be filled only by the affirmative vote of a majority of EPR’s remaining trustees;

•       the advance notice requirements for shareholder nominations for trustees and other proposals;

•       the business combination provisions of the MGCL;

•       the control share acquisition provisions of the MGCL;

•       the power of EPR’s Board of Trustees to authorize and issue additional shares, including additional classes of shares with rights defined at the time of issuance, without shareholder approval; and

•    the power of EPR’s Board of Trustees to amend EPR’s Declaration of Trust at any time to increase or decrease the aggregate number of shares of beneficial

The following provisions in CLP’s Articles and bylaws and in Maryland law could delay or prevent a change in control of CLP:

•    the limitation on ownership and acquisition of more than 9.8% of CLP’s shares;

•    the fact that the number of CLP’s trustees may be fixed by the vote of the CLP Board of Directors and that vacancies are filled by CLP’s directors;

•    the advance notice requirements for shareholder nominations for trustees and other proposals;

•    the business combination provisions of the MGCL; and

•    the power of CLP’s Board of Directors to authorize and issue additional shares, including additional classes of shares with rights defined at the time of issuance, without stockholder approval.

	EPR Shareholder Rights	CLP Stockholder Rights
interest in EPR or the number of shares of beneficial interest in EPR of any class that EPR has authority to issue.

Business Combinations:

The MGCL contains a provision (the “Maryland Business Combination Act”) which regulates business combinations with interested shareholders. This provision applies to Maryland REITs like EPR. Under the MGCL, business combinations such as mergers, consolidations, share exchanges and the like between a Maryland REIT and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the shareholder becomes an interested shareholder. Under the MGCL the following persons are deemed to be interested shareholders:

•       any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the trust’s outstanding voting shares; or

•       an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the trust.

After the five-year prohibition period has ended, a business combination between a trust and an interested shareholder must be recommended by the board of trustees of the trust and must receive the following shareholder approvals:

•       the affirmative vote of at least 80% of the votes entitled to be cast; and

•       the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of shares other than shares held by the interested shareholder with whom or with whose affiliate or associate the business combination is to be

The CLP Board of Directors passed a resolution exempting transactions with CLP from the Maryland Business Combinations Act.

	EPR Shareholder Rights	CLP Stockholder Rights

effected or held by an affiliate or associate of the interested shareholder.

The shareholder approvals discussed above are not required if the trust’s shareholders receive the minimum price set forth in the MGCL for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares.

The foregoing provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the interested shareholder becomes an interested shareholder. A person is not an interested shareholder under the MGCL if the board of trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. The board of trustees may provide that its approval is subject to compliance with any terms and conditions determined by the board.

Control Share Acquisitions:	The MGCL contains a provision (the “Maryland Control Share Acquisition Act”) which regulates control share acquisitions. This provision also applies to Maryland REITs. The MGCL provides that control shares of a Maryland REIT acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are trustees of the trust are excluded from shares entitled to vote on the matter. Control shares are voting shares which, if aggregated with all other shares owned by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable	CLP’s bylaws provide that the Maryland Control Share Acquisition Act does not apply to any acquisition by any person of shares of stock of CLP. CLP’s bylaws state that this provision may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor by law, apply to any prior or subsequent control share acquisition.

EPR Shareholder Rights	CLP Stockholder Rights

proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

•       One-tenth or more but less than one-third;

•       One-third or more but less than a majority; or

•       A majority or more of all voting power.

Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares are considered

	EPR Shareholder Rights	CLP Stockholder Rights

and not approved. If voting rights for control shares are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute of the MGCL does not apply to the following:

•       shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction; or

•       acquisitions approved or exempted by a provision in the declaration of trust or bylaws of the trust adopted before the acquisition of shares.

Restrictions on Ownership and Transfer of Shares:

EPR’s Declaration of Trust restricts the number of shares which may be owned by shareholders. Generally, for EPR to qualify as a REIT not more than 50% in value of EPR’s outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities and constructive ownership among certain persons) at any time during the last half of a taxable year. The shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. In order to maintain EPR’s qualification as a REIT, EPR’s Declaration of Trust contains restrictions on the acquisition of shares intended to ensure compliance with these requirements.

EPR’s Declaration of Trust generally provides that any person (not just individuals) holding more than 9.8% in number of shares or value of the outstanding shares of any class or series

CLP’s Articles restrict the number of shares which may be owned by shareholders. Generally, for CLP to qualify as a REIT under the Code, not more than 50% in value of CLP’s outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities and constructive ownership among specified family members) at any time during the last half of a taxable year. The shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. In order to maintain CLP’s qualification as a REIT, CLP’s Articles contain restrictions on the acquisition of shares intended to ensure compliance with these requirements.

CLP’s Articles generally restrict the direct or indirect ownership (applying certain attribution rules) of shares of

EPR Shareholder Rights	CLP Stockholder Rights

of its common shares or preferred shares (the “EPR Ownership Limit”) may be subject to forfeiture of the shares (including common shares and preferred shares) owned in excess of the EPR Ownership Limit. Shares in excess of the EPR Ownership Limit are referred to as “EPR Excess Shares.” The EPR Excess Shares may be transferred to a trust for the benefit of one or more charitable beneficiaries. The trustee of that trust would have the right to vote the EPR Excess Shares, and dividends on the EPR Excess Shares would be payable to the trustee for the benefit of the charitable beneficiaries. Holders of EPR Excess Shares would be entitled to compensation for their EPR Excess Shares, but that compensation may be less than the price they paid for the EPR Excess Shares. Persons who hold EPR Excess Shares or who intend to acquire EPR Excess Shares must provide written notice to EPR.

EPR’s Ownership Limit may also act to deter an unfriendly takeover of EPR.

common stock and preferred stock by any person (not just individuals but excluding underwriters participating in a public offering of CLP’s preferred or common stock, as provided in CLP’s Articles) to no more than 9.8% of the outstanding shares of such common stock or 9.8% of any series of preferred stock (the “CLP Ownership Limit”). It is the responsibility of each person owning (or deemed to own) more than 5% of the outstanding shares of common stock or any series of outstanding preferred stock to give CLP written notice of such ownership. The restrictions on transfer, ownership limitations and information requirements described in this section do not apply if the board of directors determines that it is no longer in CLP’s best interest to attempt to qualify, or to continue to qualify, as a REIT under the Code.

With respect to the shares in excess of the CLP Ownership Limit or another applicable limit in connection with CLP’s qualification as a REIT, the intended transferee (or “Prohibited Owner”) does not acquire any right or interest in such shares. Any shares in excess of an applicable limitation will be converted automatically into an equal number of shares of CLP excess stock that will be transferred by operation of law to an unaffiliated trust for the exclusive benefit of one or more qualified charitable organizations. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the shares of excess stock to a person or entity who could own the shares without violating the applicable limit and distribute to the Prohibited Owner an amount equal to the lesser of:

•       the proceeds of the sale;

	EPR Shareholder Rights	CLP Stockholder Rights

•       the price paid for the stock in excess of the applicable limit by the Prohibited Owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of CLP shares on the date of the transfer or other event; or

•       the pro rata amount of the Prohibited Owner’s initial capital investment in CLP properly allocated to such shares of excess stock.

All dividends and other distributions received with respect to the shares of excess stock prior to their sale by the trust and any proceeds from the sale by the trust in excess of the amount distributable to the Prohibited Owner are distributed to the beneficiary of the trust. In connection with any liquidation, however, the trust must distribute to the Prohibited Owner the amounts received upon such liquidation, but the Prohibited Owner is not entitled to receive amounts in excess of the price paid for such shares by the Prohibited Owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event.

Amendment to Declaration of Trust / Charter and Bylaws:	EPR’s Declaration of Trust provides that amendments to it must be approved by the affirmative vote of a majority of all the votes entitled to be cast on the matter. In accordance with the Maryland REIT Law, two-thirds of the members of EPR’s Board of Trustees may amend EPR’s Declaration of Trust in connection with qualifying EPR as a REIT. In addition, EPR’s Declaration of Trust provides that EPR’s Board of Trustees, without any action by the shareholders of EPR, may amend EPR’s Declaration of Trust from time to time to	CLP’s Articles generally provide that amendments to it by the affirmative vote of the holders of not less than a majority of CLP’s common stock and preferred stock then outstanding and entitled to vote on such amendment. And certain provisions of CLP’s Articles (relating to the requirements for amendments of the Articles and the reorganization of CLP) require a vote of two-thirds of the holders of CLP preferred and common stock outstanding and entitled to vote on such matter in order to be effective.

	EPR Shareholder Rights	CLP Stockholder Rights

increase or decrease the aggregate number of shares of beneficial interest in EPR or the number of shares of beneficial interest in EPR of any class EPR has authority to issue. EPR reserves the right to amend any provision in the Declaration of Trust as prescribed or permitted by statute.

EPR’s Declaration of Trust provides that EPR’s Board of Trustees may amend EPR’s Bylaws.

CLP’s bylaws provide that until CLP’s common stock is listed on a national securities exchange, CLP’s bylaws may be amended or repealed by either the affirmative vote of a majority of all the preferred and common shares of stock outstanding and entitled to vote generally in the election of CLP’s directors, voting as a single group, or by an affirmative vote of the majority of CLP’s directors, except that CLP’s directors may not amend CLP’s bylaws without the affirmative vote of the majority of CLP’s preferred and common stock, to the extent that such amendments adversely affect the rights, preferences, and privileges of holders of CLP’s preferred and common stock. After such time as CLP’s common stock may be listed on a national securities exchange, CLP’s directors have the exclusive power to adopt, alter or repeal any provision of CLP’s bylaws and to make new bylaws.

Distributions:	EPR’s Declaration of Trust provides that dividends and other distributions upon the shares of beneficial interest in EPR may be authorized and declared by EPR’s trustees. EPR’s Board of Trustees is required under EPR’s Declaration of Trust to endeavor to authorize and declare such dividends and distributions as are necessary for EPR’s qualification as a REIT. However, EPR’s Declaration of Trust prohibits determinations made by EPR Board of Trustees and transactions entered into by EPR which would cause any share of beneficial interest in EPR or other beneficial interest in EPR not to constitute “transferable shares” or “transferable certificates of beneficial interest” under Section 856(a)(2) of the Code or which would cause any distribution to constitute a preferential dividend as described in Section 562(c) of the Code.	CLP’s Articles provide that CLP has the right to declare and pay dividends, without the vote or consent of the holders of CLP’s preferred and common stock. CLP’s Articles require that CLP’s directors endeavor to authorize, and that CLP endeavor to declare and pay, such dividends and other distributions as shall be necessary in connection with CLP’s qualification as a REIT. Prior to the listing on a national securities exchange of CLP’s common stock, distributions in kind are only permitted if the distributions are of readily marketable securities, beneficial interests in a liquidating trust established for the dissolution of CLP and the liquidation of its assets in accordance with the terms of its Articles; provided that other in-kind property may be distributed as long as CLP’s directors advise each holder of CLP’s common and preferred stock of

	EPR Shareholder Rights	CLP Stockholder Rights
the risks associated with direct ownership of the property, offer each holder of CLP’s common and preferred stock the election of receiving in-kind property distributions, and distribute in-kind property only to those holders of CLP’s common and preferred stock who accept the offer to receive such in-kind property. In addition, the MGCL provides that no distribution may be made by CLP if, after giving effect to the distribution, CLP would be unable to pay its indebtedness as the indebtedness becomes due in the usual course of business or CLP’s total assets would be less than the sum of CLP’s total liabilities plus, unless CLP’s Articles permits otherwise, the amount that would be needed, if CLP were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of those stockholders whose preferential rights on distribution are superior to those receiving the distribution.

Duration:	EPR’s Declaration of Trust provides that EPR shall continue perpetually unless terminated in accordance with the terms of EPR’s Declaration of Trust and applicable provisions of the Maryland REIT Law.	CLP’s Articles provide that CLP, on or before December 31, 2015, will undertake to provide the holders of its preferred and common stock with liquidity of their investment, either in whole or in part, including through listing of the common stock of CLP on a national securities exchange; the commencement of an orderly sale of CLP’s assets, outside of the ordinary course of business and consistent with CLP’s objectives of qualifying as a REIT, and the distribution of proceeds to CLP’s holders of common and preferred stock; or the merger of CLP with or into another entity in a transaction which provides CLP’s holders of common and preferred stock with cash or securities of a publicly traded company.

LEGAL MATTERS

Stinson Leonard Street LLP, Kansas City, Missouri, will issue an opinion about the validity of the EPR common shares to be issued to CLP upon the closing of the Sale and EPR’s qualification and taxation as a REIT under the Code. In addition, the description of EPR’s taxation and qualification as a REIT under the caption “Material U.S. Federal Income Tax Considerations” is based upon the opinion of Stinson Leonard Street LLP. EPR is represented in connection with the Sale by Goodwin Procter LLP, Boston, Massachusetts. CLP is represented in connection with the Sale by Arnold & Porter LLP, Washington, D.C.

EXPERTS

The consolidated financial statements and schedules of EPR and its subsidiaries as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, appearing in EPR’s Current Report on Form 8-K (File No. 001-13561) filed with the SEC on December 7, 2016, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s reports refer to EPR’s adoption of FASB Accounting Standards Update (ASU) No. 2015-03, “Simplifying the Presentation of Debt Issue Costs” in 2015 and No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” in 2014.

The financial statements of CLP and its subsidiaries as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting (which contains an explanatory note relating to the revision and the change in the manner in which CLP accounts for debt issuance costs as described in Note 2 to the consolidated financial statements).

WHERE YOU CAN FIND MORE INFORMATION

EPR and CLP file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by EPR and CLP at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of EPR and CLP are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

EPR has filed this registration statement on Form S-4 to register the offer and sale of the EPR common shares to be issued to CLP in the Sale. This document is a part of that registration statement and constitutes a prospectus of EPR in addition to being a proxy statement of CLP for the CLP special meeting of its stockholders. This registration statement, including the attached Annexes, exhibits and schedules, contains additional relevant information about EPR and CLP.

The SEC allows EPR to “incorporate by reference” information in this proxy statement/prospectus. This means that EPR can disclose important information to CLP stockholders by referring them to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/

prospectus. This proxy statement/prospectus incorporates by reference the documents listed below (File No. 001-13561) that EPR has previously filed with the SEC. They contain important information about EPR and EPR’s financial condition.

•	EPR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on February 25, 2016, except Item 8 and Item 9A, which have been superseded by Exhibit 99.1 to EPR’s Current Report on Form 8-K filed with the SEC on December 7, 2016;

•	EPR’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 filed on April 29, 2016;

•	EPR’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 filed on August 4, 2016;

•	EPR’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 filed on November 3, 2016;

•	EPR’s Current Reports on Form 8-Ks filed on January 14, 2016, January 15, 2016, January 21, 2016, May 12, 2016, August 3, 2016, November 3, 2016 and December 7, 2016, December 9, 2016 and December 14, 2016;

•	The description of EPR’s common shares included in EPR’s Registration Statement on Form 8-A filed on November 4, 1997, including any amendments and reports filed for the purpose of updating such description;

•	The description of EPR’s Series C Preferred Shares included in EPR’s Registration Statement on Form 8-A filed on December 21, 2006, including any amendments and reports filed for the purpose of updating such description;

•	The description of EPR’s Series E Preferred Shares included in EPR’s Registration Statement on Form 8-A filed on April 2, 2008, including any amendments and reports filed for the purpose of updating such description; and

•	The description of EPR’s Series F Preferred Shares included in EPR’s Registration Statement on Form 8-A filed on October 12, 2012, including any amendments and reports filed for the purpose of updating such description.

EPR also incorporates by reference (i) the Purchase Agreement attached to this proxy statement/prospectus as Annex A, (ii) the Plan of Dissolution attached to this proxy statement/prospectus as Annex B, (iii) the opinion of Stanger, the financial advisor to the Special Committee, attached to this proxy statement/prospectus as Annex C, (iv) the opinion of Jefferies, the financial advisor to CLP, attached to this proxy statement/prospectus as Annex D, and (v) a copy of Title 3, Subtitle 2, of the MGCL attached to this proxy statement/prospectus as Annex E.

In addition, EPR incorporates by reference additional documents that EPR may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of this registration statement and between the date of this proxy statement/prospectus and the date of CLP’s special stockholder meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Documents incorporated by reference are available to CLP stockholders and without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. CLP stockholders can obtain any of these documents by requesting them in writing or by telephone from EPR at:

Investor Relations Department

EPR Properties

909 Walnut Street, Suite 200

Kansas City, Missouri 64106

(816) 472-1700/FAX (816) 472-5794

Email info@eprkc.com

If you have any questions about the Sale, the Plan of Dissolution or the Adjournment Proposals, how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

CNL Lifestyle Properties, Inc. CNL Center at City Commons 450 South Orange Avenue Orlando, Florida 32801-3336 866-650-0650, option 3 Attention: Client Services	Broadridge Investor Communication Solutions, Inc. 51 Mercedes Way Edgewood, NY 11717 1-855-325-6668

CLP stockholders also may obtain these documents at the SEC’s website, http://www.sec.gov, and may obtain certain of these documents at EPR’s website, www.eprkc.com, by selecting “Investor Center” and then selecting “SEC Filings,” and at CLP’s corporate website at http://www.cnllifestylereit.com/. Information not filed with the SEC, but contained on EPR’s or CLP’s websites, is expressly not incorporated by reference into this proxy statement/prospectus.

EPR and CLP are not incorporating the contents of the websites of the SEC, EPR, CLP or any other person into this proxy statement/prospectus. EPR and CLP are providing only the information about how to obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites for the convenience of CLP stockholders.

EPR AND CLP HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE SALE OR THEIR COMPANIES THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR IN ANY OF THE MATERIALS THAT ARE INCORPORATED INTO THIS PROXY STATEMENT/PROSPECTUS. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS OR THE SOLICITATION OF PROXIES IS UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS DOES NOT EXTEND TO YOU. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS DOCUMENT UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

CNL LIFESTYLE PROPERTIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

For the period ended December 31, 2015:

For the period ended September 30, 2016:

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Stockholders of CNL Lifestyle Properties, Inc. and Subsidiaries:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of CNL Lifestyle Properties, Inc. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted accounting standards update (“ASU”) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which changed the criteria for reporting discontinued operations in 2015.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

March 28, 2016, except for the effects of the revision and except for the change in the manner in which the company accounts for debt issuance costs as discussed in Note 2 to the consolidated financial statements, as to which the date is December 14, 2016

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except per share data)

	December 31,
	2015	2014
ASSETS

Real estate investment properties, net (including $58,832 and $67,789 related to consolidated variable interest entities, respectively)	$712,589	$882,089
Assets held for sale, net (including $0 and $103,753 related to consolidated variable interest entities, respectively)	42,719	968,641
Investments in and advances to unconsolidated entities	73,434	127,102
Cash	83,544	136,985
Deferred rent and lease incentives	43,992	47,307
Restricted cash	28,025	35,227
Other assets	16,778	14,110
Intangibles, net	16,487	18,011
Accounts and other receivables, net	11,893	20,398
Mortgages and other notes receivable, net	—	19,361

Total Assets	$1,029,461	$2,269,231

LIABILITIES AND STOCKHOLDERS’ EQUITY

Mortgages and other notes payable (including $19,503 and $30,065 related to non-recourse debt of consolidated variable interest entities, respectively)	$184,341	$389,580
Senior notes, net of discount	—	310,134
Liabilities related to assets held for sale	—	171,745
Line of credit	—	152,500
Other liabilities	27,160	41,388
Accounts payable and accrued expenses	12,845	46,005
Income tax liabilities	9,778	—
Due to affiliates	420	489

Total Liabilities	234,544	1,111,841

Commitments and contingencies (Note 17)

Stockholders’ equity:
Preferred stock, $.01 par value per share 200 million shares authorized and unissued	—	—
Excess shares, $.01 par value per share 120 million shares authorized and unissued	—	—
Common stock, $.01 par value per share
One billion shares authorized; 349,084 shares issued and 325,183 and 325,184 shares outstanding as of December 31, 2015 and 2014, respectively	3,252	3,252
Capital in excess of par value	2,863,833	2,863,839
Accumulated deficit	(364,236)	(494,129)
Accumulated distributions	(1,699,076)	(1,211,302)
Accumulated other comprehensive loss	(8,856)	(4,270)

Total Stockholders’ Equity	794,917	1,157,390

Total Liabilities and Stockholders’ Equity	$1,029,461	$2,269,231

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share data)

	Year Ended December 31,
	2015	2014	2013
Revenues:
Rental income from operating leases	$125,239	$128,023	115,414
Property operating revenues	211,104	236,860	233,956
Interest income on mortgages and other notes receivable	1,322	8,412	13,120

Total revenues	337,665	373,295	362,490

Expenses:
Property operating expenses	174,111	190,165	187,581
Asset management fees to advisor	15,666	18,651	23,060
General and administrative	15,635	17,136	17,233
Ground lease and permit fees	10,341	10,162	9,838
Acquisition fees and costs	—	664	2,467
Other operating expenses	6,878	5,328	4,471
Bad debt expense	8,536	291	54
Loan loss provision	9,319	3,270	3,104
(Gain) loss on lease terminations	—	8,914	(3,850)
Impairment provisions	124,873	30,428	50,033
Depreciation and amortization	83,481	98,664	94,459

Total expenses	448,840	383,673	388,450

Operating loss	(111,175)	(10,378)	(25,960)

Other income (expense):
Interest and other income	2,172	838	559
Interest expense and loan cost amortization	(26,931)	(57,260)	(55,769)
Loss on extinguishment of debt	(21,065)	(1,391)	—
Bargain purchase gain	—	—	2,653
Equity in earnings of unconsolidated entities	6,153	7,753	11,701

Total other expense	(39,671)	(50,060)	(40,856)
Income tax provision	(9,778)	—	—

Loss from continuing operations	(160,624)	(60,438)	(66,816)
Income (loss) from discontinued operations (includes $3,027 and $1,655 amortization of loss and loss on termination of cash flow hedge for the years ended December 31, 2014 and 2013, respectively)	204,671	(31,706)	(241,117)

Net income (loss) before gain on sale of real estate and unconsolidated entities	44,047	(92,144)	(307,933)
Gain on sale of real estate	46,594	—	—
Gain from sale of unconsolidated entities	39,252	—	55,394

Net income (loss)	$129,893	$(92,144)	(252,539)

Net income (loss) per share of common stock (basic and diluted)
Continuing operations	$(0.23)	$(0.18)	(0.03)
Discontinued operations	0.63	(0.10)	(0.76)

Net income (loss) per share	$0.40	$(0.28)	(0.79)

Weighted average number of shares of common stock outstanding (basic and diluted)	325,183	324,451	318,742

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands except per share data)

	Year Ended December 31,
	2015	2014	2013
Net income (loss)	$129,893	$(92,144)	(252,539)
Other comprehensive income (loss):
Foreign currency translation adjustments	(4,970)	(2,933)	(1,563)
Changes in fair value of cash flow hedges:
Amortization of loss and loss on termination of cash flow hedges	180	3,486	1,655
Unrealized gain arising during the period	204	883	1,863

Total other comprehensive (loss) income	(4,586)	1,436	1,955

Total comprehensive income (loss)	$125,307	$(90,708)	$(250,584)

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

(in thousands except per share data)

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Accumulated Distributions	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance at December 31, 2012	316,371	$3,164	$2,803,346	$(149,446)	$(937,972)	$(7,661)	$1,711,431
Subscriptions received for stock through public offering reinvestment plan	7,901	79	54,857	—	—	—	54,936
Redemption of common stock	(1,645)	(17)	(11,938)	—	—	—	(11,955)
Net loss	—	—	—	(252,539)	—	—	(252,539)
Distributions, declared and paid ($0.4252 per share)	—	—	—	—	(135,450)	—	(135,450)
Foreign currency translation adjustment	—	—	—	—	—	(1,563)	(1,563)
Amortization of loss on termination of cash flow hedges	—	—	—	—	—	1,655	1,655
Current period adjustment to recognize changes in fair value of cash flow hedges, net of reclassification (Note 11)	—	—	—	—	—	1,863	1,863

Balance at December 31, 2013	322,627	3,226	2,846,265	(401,985)	(1,073,422)	(5,706)	1,368,378

Subscriptions received for stock through public offering reinvestment plan	3,970	40	27,169	—	—	—	27,209
Redemption of common stock	(1,413)	(14)	(9,595)	—	—	—	(9,609)
Net loss	—	—	—	(92,144)	—	—	(92,144)
Distributions, declared and paid ($0.4252 per share)	—	—	—	—	(137,880)	—	(137,880)
Foreign currency translation adjustment	—	—	—	—	—	(2,933)	(2,933)
Amortization of loss on termination of cash flow hedges	—	—	—	—	—	3,486	3,486
Current period adjustment to recognize changes in fair value of cash flow hedges, net of reclassification (Note 11)	—	—	—	—	—	883	883

Balance at December 31, 2014	325,184	3,252	2,863,839	(494,129)	(1,211,302)	(4,270)	1,157,390

Net income	—	—	—	129,893	—	—	129,893
Redemption of common stock	(1)	—	(6)	—	—	—	(6)
Distributions, declared and paid ($1.5000 per share)	—	—	—	—	(487,774)	—	(487,774)
Foreign currency translation adjustment	—	—	—	—	—	(4,970)	(4,970)
Amortization of loss on termination of cash flow hedge	—	—	—	—	—	180	180
Current period adjustment to recognize changes in fair value of cash flow hedges (Note 11)	—	—	—	—	—	204	204

Balance at December 31, 2015	325,183	$3,252	$2,863,833	$(364,236)	$(1,699,076)	$(8,856)	$794,917

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2015	2014	2013
Operating activities:
Net income (loss)	$129,893	$(92,144)	$(252,539)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	83,481	135,373	150,311
Amortization of loan costs and lease costs (including above- and below-market leases)	3,846	12,310	9,165
Accretion and amortization of fair value measures	(89)	305	422
Gain on sale of properties and disposal of fixed assets	(246,837)	(4,073)	(2,241)
Gain on sale of unconsolidated entities	(39,252)	—	(55,394)
Bargain purchase gain	—	—	(2,653)
Loss on extinguishment of debt	23,107	6,209	—
Write-off intangible assets from sale of properties	—	—	93
Amortization of terminated hedge	180	3,486	1,655
Swap termination fees	(184)	(1,904)	—
(Gain) loss on lease termination	—	8,174	(2,705)
Gain from insurance proceeds	(2,914)	(4,916)	—
Impairment provision	132,622	68,295	269,535
Loan loss provision	9,319	3,270	3,104
Bad debt expense	10,298	2,309	6,323
Prepayment penalties on loans	(1,277)	(7,047)	—
Premium paid on senior notes	(11,537)	(2,500)	—
Equity in earnings net of distributions from unconsolidated entities	6,934	5,744	15,068
Changes in assets and liabilities:
Other assets	(146)	467	(283)
Deferred rent and lease incentives	(4,214)	(982)	(8,056)
Accounts and other receivables	499	(7,401)	(3,237)
Accounts payable, accrued expenses and other liabilities	(41,852)	3,017	6,977
Income tax liabilities	9,778	—	—
Due to affiliates	988	(1,058)	(65)

Net cash provided by operating activities	62,643	126,934	135,480

Investing activities:
Proceeds from sale of real estate	992,738	384,293	12,401
Acquisition of properties	—	(128,390)	(244,859)
Capital expenditures	(49,272)	(79,115)	(70,156)
Contributions to unconsolidated entities	(54,572)	—	—
Proceeds from sale of unconsolidated entities	139,501	—	195,446
Proceeds from release (payment) of collateral on loan payable	—	—	11,167
Proceeds from insurance	4,674	10,187	—
Proceeds from short-term investment	—	1,169	—
Principal payments received on mortgage loans receivable	9,828	83,468	4,282
Changes in restricted cash	14,317	1,394	(10,357)
Other	—	980	(854)

Net cash provided by (used in) investing activities	1,057,214	273,986	(102,930)

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—CONTINUED

(in thousands)

	Year Ended December 31,
	2015	2014	2013
Financing activities:
Redemptions of common stock	(6)	(9,609)	(11,955)
Distributions to stockholders, net of reinvestments	(487,774)	(110,671)	(80,514)
Borrowings under line of credit	—	232,500	100,000
Proceeds from mortgages and other notes payable	—	57,790	131,298
Principal payments on line of credit	(152,500)	(130,000)	(145,000)
Principal payments on mortgages, notes payable and senior notes	(529,893)	(365,224)	(18,800)
Principal payments on capital leases	(2,834)	(4,863)	(4,152)
Payments of entrance fee refunds	—	(1,845)	—
Payment of loan costs	(239)	(3,536)	(5,017)

Net cash used in financing activities	(1,173,246)	(335,458)	(34,140)

Effect of exchange rate fluctuations on cash	(52)	(51)	(60)

Net increase (decrease) in cash	(53,441)	65,411	(1,650)
Cash at beginning of period	136,985	71,574	73,224

Cash at end of period	$83,544	$136,985	$71,574

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$35,030	$68,536	$63,628

Supplemental disclosure of non-cash investing activities:
Assumption of debts	$—	$27,398	$—
Assumption of capital leases	$2,761	$4,004	$10,732
Assumption of entrance fee liabilities	$—	$—	$13,810
Change in accounts payable related to capital expenditures	$5,898	$4,192	$6,069
Property assumed in connection with foreclosure	$—	$8,729	$—

Supplemental disclosure of non-cash financing activities:
Seller financing provided upon sale of real estate assets	$—	$—	$325
Assumption of mortgage loans by third party	$151,478	$—	$—

See accompanying notes to consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

1.	Organization and Nature of Business:

CNL Lifestyle Properties, Inc. (the “Company”), was organized in Maryland on August 11, 2003. The Company believes it has operated and has elected to be taxed as a real estate investment trust (a “REIT”) for federal income tax. In November 2016, the Company determined it needed to accrue a provision for income tax in connection with retaining its REIT status, as described further in Note 2, “Significant Accounting Policies.” Various wholly-owned subsidiaries have been and will be formed by the Company for the purpose of acquiring and owning direct or indirect interests in real estate. The Company generally invests in lifestyle properties in the United States that are primarily leased on a long-term (generally five to 20-years, plus multiple renewal options), triple-net or gross basis to tenants or operators that the Company considers to be industry leading. The Company also leases properties to taxable REIT subsidiary (“TRS”) tenants and engages independent third-party managers to operate those properties. In the event of certain tenant defaults, the Company has also engaged third-party managers to operate properties on its behalf until they are re-leased. The Company has engaged CNL Lifestyle Advisor Corporation (the “Advisor”) as its Advisor to provide management, acquisition, disposition, advisory and administrative services.

As of December 31, 2015, the Company owned 49 lifestyle properties directly and indirectly within the following asset classes: ski and mountain lifestyle, attractions, marinas and other lifestyle properties. Seven of these 49 properties are owned through an unconsolidated joint venture, and three are located in Canada.

In March 2014, the Company engaged Jefferies LLC (“Jefferies”), a leading global investment banking and advisory firm, to assist the Company’s management and its board of directors in actively evaluating various strategic alternatives to provide liquidity to the Company’s shareholders. In connection with this process, during 2014 the Company sold its entire golf portfolio (consisting of 48 properties) and its multi-family development property. During 2015, the Company sold its 81.98% interest in the DMC Partnership for net sales proceeds of approximately $139.5 million to its co-venture partner, and it sold all 38 of its senior housing properties, 12 of its 17 marinas properties, four attractions properties and one ski and mountain lifestyle property for aggregate net sales proceeds of approximately $992.7 million. Additionally, the Company has a purchase and sale agreement for the sale of its remaining five marinas properties.

2.	Significant Accounting Policies:

Principles of Consolidation and Basis of Presentation—The accompanying consolidated financial statements include the Company’s accounts, the accounts of wholly owned subsidiaries or subsidiaries for which the Company has a controlling interest, the accounts of variable interest entities (“VIEs”) in which the Company is the primary beneficiary, and the accounts of other subsidiaries over which the Company has a controlling financial interest. All material intercompany accounts and transactions have been eliminated in consolidation.

In accordance with the guidance for the consolidation of VIEs, the Company analyzes its variable interests, including loans, leases, guarantees, and equity investments, to determine if the entity in which it has a variable interest is a variable interest entity (“VIE”). The Company’s analysis includes both quantitative and qualitative reviews. The Company bases its quantitative analysis on the forecasted cash flows of the entity, and its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and financial agreements. The Company also uses its quantitative and qualitative analyses to determine if it is the primary beneficiary of the VIE, and if such determination is made, it includes the accounts of the VIE in its consolidated financial statements.

Allocation of Purchase Price for Real Estate Acquisitions—Upon the acquisition of real estate properties, the Company records the fair value of the tangible assets (consisting of land, buildings, improvements and

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

equipment), intangible assets (consisting of in-place leases and above or below market lease values), assumed liabilities and any contingent liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is determined based on incorporating market participant assumptions, discounted cash flow models using appropriate capitalization rates, and the Company’s estimates reflecting the facts and circumstances of each acquisition. Acquisition fees and costs are expensed for acquisitions that are considered a business combination.

The fair value of the tangible assets of an acquired leased property is determined by various factors including the comparable land sale method and cost approach method which estimates the replacement cost new less depreciation and a go dark income approach on the building in which the building is assumed to be vacant.

The purchase price is allocated to in-place lease intangibles based on management’s evaluation of the specific characteristics of the acquired lease. Factors considered include estimates of carrying costs during hypothetical expected lease up periods, including estimates of lost rental income during the expected lease up periods, and costs to execute similar leases such as leasing commissions, legal and other related expenses.

The Company may also enter into yield guarantees in connection with an acquisition, whereby the seller agrees to hold a portion of the purchase price in escrow that may be repaid to the Company in the event certain thresholds are not met. In calculating the estimated fair value of the yield guarantee, the Company considers information obtained about each property during the due diligence and budget process as well as discount rates to determine the fair value. The Company periodically evaluates the fair value of the yield guarantee and records any adjustments to the fair value as a component of other income (expense) in the accompanying consolidated statements of operations.

Depreciation and Amortization—Real estate costs related to the acquisition and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Real estate assets are stated at cost less accumulated depreciation, which is computed using the straight-line method of accounting over the estimated useful lives of the related assets. Buildings and improvements are depreciated over the lesser of 39 years or the remaining life of the ground lease including renewal options and leasehold and permit interests.

Amortization of intangible assets is computed using the straight-line method of accounting over the respective lease term or estimated useful life. The capitalized above-market or below-market lease intangible is amortized to rental income over the estimated remaining term of the respective leases. If a lease were to be terminated prior to its scheduled expiration, all unamortized costs related to the lease would be written off. Intangible assets with indefinite lives are not amortized, and like all intangibles, are evaluated for impairment on an annual basis or upon a trigger event.

Investment in Unconsolidated Entities—The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not maintain a controlling financial interest over these entities. These investments are recorded initially at cost and subsequently adjusted for cash contributions, distributions and equity in earnings (loss) of the unconsolidated entities. Based on the respective venture structures and preferences the Company receives on

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

distributions and liquidation, the Company records its equity in earnings of the entities under the hypothetical liquidation at book value (“HLBV”) method of accounting. Under this method, the Company recognizes income or loss in each period as if the net book value of the assets in the ventures were hypothetically liquidated at the end of each reporting period following the provisions of the joint venture agreements. In any given period, the Company could be recording more or less income than actual cash distributions received and more or less than what the Company may receive in the event of an actual liquidation. The Company’s investment in unconsolidated entities is accounted for as an asset acquisition in which acquisition fees and expenses are capitalized as part of the basis in the investment in unconsolidated entities. The acquisition fees and expenses create an outside basis difference that are allocated to the assets of the investee and, if assigned to depreciable or amortizable assets, the basis differences are then amortized as a component of equity in earnings (loss) of unconsolidated entities.

Acquisition Fees and Expenses—The Company incurs acquisition fees and expenses in connection with the selection and acquisition of properties, including expenses on properties it determines not to acquire. The Company immediately expenses all acquisition costs and fees associated with transactions deemed to be business combinations, but capitalizes these costs for transactions deemed to be acquisitions of an asset or equity method investment.

Impairment of Real Estate Assets—Real estate assets are reviewed on an ongoing basis to determine whether there are any indicators, including property operating performance, general market conditions and significant changes in the manner of use or estimated holding period of the Company’s real estate assets or the strategy of its overall business, that the value of the real estate properties (including any related amortizable intangible assets or liabilities) may be impaired. To assess if a property value is potentially impaired, management compares the estimated current and projected undiscounted operating cash flows of the property over its remaining useful life (or holding period) plus an estimate of residual value (collectively, the “Estimated Cash Flows”), to the net carrying value of the property. Such cash flow projections consider factors such as estimated lease payments under the Company’s triple net leases, estimated future operating income on managed properties, trends and prospects, as well as the effects of demand, competition and other factors. In the event that the carrying value exceeds the Estimated Cash Flows, the Company would then determine fair value using discounted Estimated Cash Flows (or estimated sales proceeds less costs to sell) to determine fair value. In the event the carrying value exceeds the discounted Estimated Cash Flows (or estimated sales proceeds less costs to sell), the Company would record an impairment provision to adjust the carrying value of the asset group to the estimated fair value of the property.

For real estate the Company indirectly owns through an investment in a joint venture, tenant-in-common interest or other similar investment structure which is accounted for under the equity method, when impairment indicators are present, the Company compares the estimated fair value of its investment to the carrying value. An impairment charge will be recorded to the extent the fair value of its investment is less than the carrying amount and the decline in value is determined to be other than a temporary decline.

The estimated fair values of unconsolidated entities are based upon a discounted cash flow model that includes all estimated cash inflows and outflows over the expected holding period. The capitalization rates and discounted rates utilized in the model are based upon rates that the Company believes to be within a reasonable range of current market rates for the underlying properties.

Bargain Purchase Gain—A bargain purchase gain is recorded as a gain in earnings in the period of acquisition when the fair value of assets acquired net of liabilities assumed is greater than the consideration transferred.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

Assets Held for Sale, net and Discontinued Operations—Assets that are classified as held for sale are recorded at the lower of their carrying value or fair value less costs to dispose. The Company classifies assets as held for sale once management has the authority to approve and commits to a plan to sell, the assets are available for immediate sale, an active program to locate a buyer and the sale of the assets are probable and transfer of the assets are expected to occur within one year. Subsequent to classification of an asset as held for sale, no further depreciation or amortization relating to the asset are recorded. The Company presents the assets of any properties which have been sold, or otherwise qualify as held for sale, separately in the consolidated balance sheet. The Company classifies assets held for sale as discontinued operations if the disposal has (or will have) a major effect on the Company’s operations and financial results. For those assets held for sale that qualify for classification as discontinued operations, the specific components of net income (loss) are presented as discontinued operations include operating income (loss) and interest expense directly attributable to the property held for sale, net. In addition, the net gain or loss (including any impairment loss) on the eventual disposal of assets held for sale that qualify as discontinued operations are presented as discontinued operations when recognized.

Real Estate Dispositions—When real estate is disposed of, the related cost, accumulated depreciation or amortization and any accrued rental income for operating leases are removed from the accounts and gains and losses from the disposition are reflected in the consolidated statements of operations. Gains from the disposition of real estate are generally recognized using the full accrual method in accordance with the Financial Accounting Standards Board (“FASB”) guidance included in Real Estate Sales, provided that various criteria relating to the terms of sale and subsequent involvement by the Company with the properties are met. Gains may be deferred in whole or in part until the sales satisfy the requirements of gain recognition on sale of real estate.

Mortgages and Other Notes Receivables—Mortgages and other notes receivable are stated at the principal amount outstanding, net of deferred loan origination costs or fees. Loan origination and other fees received by the Company in connection with making the loans are recorded as reduction of the note receivable and amortized into interest income, using the effective interest method, over the term of the loan. Acquisition fees and costs in connection with making the loans are capitalized and recorded as part of the mortgages and other notes receivable balance and amortized as a reduction of interest income over the term of the notes.

The Company evaluates impairment on its mortgages and other notes receivable on an individual loan basis which includes, current information and events, periodic visits and quarterly discussions on the financial results of the properties being collateralized and the financial stability of the borrowers who are also tenants or third-party managers for certain properties in the Company’s real estate portfolio. The Company reviews each loan to determine the risk of loss and whether the individual loan is impaired and whether an allowance is necessary. If allowance is necessary, the Company will reduce the carrying value of the loan accordingly and record a corresponding charge to net income (loss). The credit quality of the Company’s borrowers is primarily based on their payment history on an individual loan basis, and, as such, the Company does not assign its mortgages and other note receivable in credit quality categories.

Cash—Cash consists of demand deposits at commercial banks. The Company also invests in cash equivalents consisting of highly liquid investments in money market funds with original maturities of three months or less during the year. As of December 31, 2015, cash deposits exceeded federally insured amounts. However, the Company has not experienced any losses on such accounts. Management continues to monitor third-party depository institutions that hold the Company’s cash, primarily with the goal of safety of principal and secondarily on maximizing yield on those funds. To that end, the Company has diversified its cash among several banking institutions in an attempt to minimize exposure to any one of these entities.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

Management has attempted to select institutions that it believes are strong based on an evaluation of their financial stability and exposure to poor performing assets.

Restricted Cash—Certain amounts of cash are restricted to fund capital expenditures for the Company’s real estate investment properties or represent certain tenant security deposits.

Derivative Instruments and Hedging Activities—The Company utilizes derivative instruments to partially offset the effect of fluctuating interest rates on the cash flows associated with its variable-rate debt. The Company follows established risk management policies and procedures in its use of derivatives and does not enter into or hold derivatives for trading or speculative purposes. The Company records all derivative instruments on the balance sheet at fair value. On the date the Company enters into a derivative contract, the derivative is designated as a hedge of the exposure to variable cash flows of a forecasted transaction. The effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently recognized in the statement of operations in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Any ineffective portion of the gain or loss is reflected in interest expense in the statement of operations. As of December 31, 2015 and 2014, the Company’s hedges qualified as highly effective and, accordingly, all of the changes in value were reflected in other comprehensive income (loss).

Fair Value of Financial Instruments—The estimated fair value of cash, accounts receivable, accounts payable and accrued expenses approximates carrying value as of December 31, 2015 and 2014, because of the liquid nature of the assets and relatively short maturities of the obligations. See Footnote 9. “Mortgages and other Notes Receivable, net” and Footnote 10. “Indebtedness” for the Company’s estimates of the fair value of its mortgages and other notes receivable and its indebtedness as of December 31, 2015 and 2014.

Fair Value Measurements—Fair value assumptions are based on the framework established in the fair value accounting guidance under GAAP. The framework specifies a hierarchy of valuation inputs which was established to increase consistency, clarity and comparability in fair value measurements and related disclosures. The guidance describes a fair value hierarchy based upon three levels of inputs that may be used to measure fair value, two of which are considered observable and one that is considered unobservable. The following describes the three levels of fair value inputs:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2—Inputs, other than quoted prices included in Level 1, that are observable for the asset or liability either directly or indirectly; such as, quoted prices for similar assets or liabilities or other inputs that can be corroborated by observable market data.

•	Level 3—Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

When market data inputs are unobservable, the Company utilizes inputs that it believes reflects the Company’s best estimate of the assumptions market participants would use in pricing the asset or liability. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Deferred Financing Costs—Financing costs paid in connection with obtaining long-term debt are deferred and amortized over the life of the debt using the effective interest method. As of December 31, 2015 and 2014, the accumulated amortization of loan costs was approximately $6.9 million and $30.9 million, respectively.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

Foreign Currency Translation—The accounting records for the Company’s one consolidated foreign location, in Vancouver, British Columbia, are maintained in the local currency and revenues and expenses are translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in stockholders’ equity as a cumulative foreign currency translation adjustment, a component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the accompanying consolidated statements of operations.

Revenue Recognition—For properties subject to operating leases, rental revenue is recorded on a straight-line basis over the terms of the leases. Additional percentage rent that is due contingent upon tenant performance thresholds, such as gross revenues, is deferred until the underlying performance thresholds have been achieved. Property operating revenues from managed properties, which are not subject to leasing arrangements, are derived from room rentals, food and beverage sales, ski and spa operations, golf operations, membership dues, ticket sales, concessions, waterpark and theme park operations, resident rental fees, assistance services, and other service revenues. Such revenues, excluding membership dues, are recognized when rooms are occupied, when services have been performed, and when products are delivered. Membership dues are recognized ratably over the term of the membership period. For mortgages and other notes receivable, interest income is recognized on an accrual basis when earned, except for loans placed on non-accrual status, for which interest income is recognized when received. Any deferred portion of contractual interest is recognized on a straight-line basis over the term of the corresponding note. Loan origination fees charged and acquisition fees incurred in connection with the making of loans are recognized as interest income, and a reduction in interest income, respectively over the term of the notes.

Capital Improvement Reserve Income—The Company’s leases require the tenants to pay certain contractual amounts that are set aside by the Company for replacements of fixed assets and other improvements to the properties. These amounts are and will remain the property of the Company during and after the term of the lease. The amounts are recorded as capital improvement reserve income at the time that they are earned and are included in rental income from operating leases in the accompanying consolidated statements of operations.

Mortgages and Other Notes Payable—Mortgages and other notes payable are recorded at the stated principal amount and are generally collateralized by the Company’s lifestyle properties with monthly interest only and/or principal payments. A loan that is accounted for as a troubled debt restructure is recorded at the present value of the future cash payments, principal and interest, specified by the new terms. The Company may undergo a troubled debt restructuring if management determines that the underlying collateralized properties are not performing to meet debt service. In order to qualify as a troubled debt restructure the following must apply: (i) the underlying collateralized property value decreased as a result of the economic environment, (ii) transfer of asset (cash) to partially satisfy the loan has occurred and (iii) new loan terms decrease the effective interest rate and extend the maturity date. The difference between the future cash payments specified by the new terms and the carrying value immediately preceding the restructure is recorded as gain on extinguishment of debt.

Income Taxes—The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended and related regulations beginning with the year ended December 31, 2004. As a REIT, the Company generally is not subject to federal corporate income taxes provided it distributes at least 100% of its REIT taxable income and capital gains and meets certain other requirements for qualifying as a REIT. Subject to compliance with applicable tax law, certain properties may be operated using an eligible third-party manager. In those cases, taxable income from those operations

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

may be subject to federal income tax. Management believes that the Company was organized and operated in a manner that enabled the Company to continue to qualify for treatment as a REIT for federal income tax purposes for the years ended December 31, 2015, 2014 and 2013.

Under the provisions of the Internal Revenue Code and applicable state laws, each TRS entity of the Company is subject to taxation of income on the profits and losses from its operations. The Company accounts for federal and state income taxes with respect to its TRS entities using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings (loss) Per Share—Earnings (loss) per share is calculated based upon the weighted-average number of shares of common stock outstanding during the period.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the disclosure of contingent liabilities. For example, significant estimates and assumptions are made in connection with the allocation of purchase price and the analysis of real estate, equity method investments and for impairments. Actual results could differ from those estimates.

Segment Information—Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker currently evaluates the Company’s operations from a number of different operational perspectives including but not limited to a property-by-property basis and by tenant and operator. The Company derives all significant revenues from a single reportable operating segment of business, lifestyle real estate regardless of the type (ski, attractions, etc.) or ownership structure (leased or managed).

Reclassifications—Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation with no effect on previously reported total assets and total liabilities, net loss or stockholders’ equity.

Revision of Previously Issued Financial Statements—The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended and related regulations beginning with the year ended December 31, 2004. As a REIT, the Company generally is not subject to federal corporate income taxes provided it distributes at least 100% of its REIT taxable income and capital gains and meets certain other requirements for qualifying as a REIT. Subject to compliance with applicable tax law, certain properties may be operated using an eligible third-party manager. In those cases, taxable income from those operations may be subject to federal income tax.

During the fourth quarter of 2016, the Company determined that five tenants from whom it received leasehold income may be viewed for federal income tax purposes as the same party who also serves as an eligible third-party manager, also known as an “independent contractor” (within the meaning of section 856(d)(3) of the Code) on behalf of the Company with respect to two properties for which the Company

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

previously made an election pursuant to applicable Treasury Regulations to treat such properties as “foreclosure property.” If, because of the relationship between the tenant entities and the independent contractor entities, the Company is viewed as deriving or receiving income from the independent contractor, it could affect the Company’s compliance with the federal income tax rules applicable to REITs. The “foreclosure property” elections would have terminated and, as of the first day following such terminations, the gross income the Company derived from such properties would not be qualifying income under the gross income tests that are applicable to REITs. In order to maintain qualification as a REIT, the Company annually must satisfy certain tests regarding the source of its gross income. The applicable federal income tax rules provide a “savings clause” for REITs that fail to satisfy the REIT gross income tests if such failure is due to reasonable cause and not due to willful neglect and the REIT complies with certain disclosure and filing requirements. A REIT that qualifies for the savings clause will retain its REIT status but may be required to pay a tax under section 857(b)(5) of the Code and related interest.

As a result of our determination that we may not have satisfied the gross income test described above throughout 2015, the Company’s previously issued financial statements did not appropriately reflect tax expense associated with unqualified gross income in the periods in which such income was earned. The impact of this misstatement was approximately $0.7 million for the three months ended June 30, 2015, an additional $8.4 million for the three months ended September 30, 2015, and an additional $0.7 million for the three months ended December 31, 2015. There was no impact to the three months ended March 31, 2015 related to this misstatement due to the timing of the period in which the income was earned. Additionally, the Company has self-insured retention amounts for certain properties. Accordingly, under GAAP, the Company should establish a liability for both known claims and claims that are incurred but not reported (“IBNR”). The Company determined that the methodology utilized to establish its IBNR did not appropriately consider all costs to settle its claims related to IBNR claims. The impact of this misstatement was approximately $0.7 million for the quarter ended March 31, 2015 and approximately $0.3 million for each of the quarters ended June 30, 2015, September 30, 2015 and December 31, 2015.

Management evaluated the impact of the above misstatements on all previously issued financial statements and concluded that the previously issued financial statements were not materially misstated. However, the impact of recording the misstatements in the period in which they were identified would have been material to the quarter ended September 30, 2016 and the estimated results for the year ended December 31, 2016. Accordingly, the Company has revised its condensed consolidated financial statements as of and for the year ended December 31, 2015, for the interim periods of 2015 for the quarter ended March 31, 2015, for the quarter and six months ended June 30, 2015, and for the quarter and nine months ended September 30, 2015 presented in this Report on Form 10-K.

The following changes have been made to the Company’s previously issued consolidated balance sheet, statements of operations and statements of comprehensive income (in thousands, except per share amounts). No changes were made to the consolidated statement of cash flows.

	December 31, 2015
	As Reported	Adjustment	As Revised
Accounts payable and accrued expenses	$11,361	$1,484	$12,845
Income tax liabilities	—	9,778	9,778
Total Liabilities	223,282	11,262	234,544
Accumulated deficit	(352,974)	(11,262)	(364,236)
Total Stockholders’ Equity	806,179	(11,262)	794,917

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

The following changes have been made to the Company’s unaudited condensed consolidated statements of operations (in thousands, except per share amounts):

	Quarter Ended March 31, 2015
	As Reported	Adjustment	As Revised
Expenses
Property operating expenses	$37,038	$660	$37,698
Loss from continuing operations	(14,607)	(660)	(15,267)
Net loss	$(7,555)	$(660)	$(8,215)
Net loss per share of common stock (basic and diluted):
Continuing operations	$(0.04)	$(0.01)	$(0.05)
Net income per share	$(0.02)	$(0.01)	$(0.03)

	Quarter Ended June 30, 2015			Six Months Ended June 30, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Expenses
Property operating expenses	$52,021	$275	$52,296	$89,059	$935	$89,994
Other income (expense)
Income tax provision	—	(666)	(666)	—	(666)	(666)
Loss from continuing operations	(38,208)	(941)	(39,149)	(52,815)	(1,601)	(54,416)
Net income before gain on sale of real estate and unconsolidated entity	161,512	(941)	160,571	153,957	(1,601)	152,356
Net income	$228,101	$(941)	$227,160	$220,546	$(1,601)	$218,945
Net income per share of common stock (basic and diluted):
Continuing operations	$0.09	$—	$0.09	$0.04	$(0.01)	$0.03
Net income per share	$0.70	$—	$0.70	$0.68	$(0.01)	$0.67

	Quarter Ended September 30, 2015			Nine Months Ended September 30, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Expenses
Property operating expenses	$56,256	$275	$56,531	$145,315	$1,210	$146,525
Other income (expense)
Income tax provision	—	(8,449)	(8,449)	—	(9,115)	(9,115)
Income (loss) from continuing operations	34,295	(8,724)	25,571	(18,775)	(10,325)	(29,100)
Net income before gain on sale of real estate and unconsolidated entity	41,909	(8,724)	33,185	195,611	(10,325)	185,286
Net income	$40,845	$(8,724)	$32,121	$261,391	$(10,325)	$251,066
Net income per share of common stock (basic and diluted):
Continuing operations	$0.11	$(0.03)	$0.08	$0.14	$(0.03)	$0.11
Net income per share	$0.13	$(0.03)	$0.10	$0.80	$(0.03)	$0.77

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

	Quarter Ended December 31, 2015			Year Ended December 31, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Expenses
Property operating expenses	$27,312	$274	$27,586	$172,627	$1,484	$174,111
Other income (expense)
Income tax provision	—	(663)	(663)	—	(9,778)	(9,778)
Loss from continuing operations	(130,842)	(937)	(131,779)	(149,362)	(11,262)	(160,624)
Net loss before gain on sale of real estate and unconsolidated entity	(140,302)	(937)	(141,239)	55,309	(11,262)	44,047
Net (loss) income	$(120,236)	$(937)	$(121,173)	$141,155	$(11,262)	$129,893
Net (loss) income per share of common stock (basic and diluted):
Continuing operations	$(0.34)	$—	$(0.34)	$(0.20)	$(0.03)	$(0.23)
Net income per share	$(0.37)	$—	$(0.37)	$0.43	$(0.03)	$0.40

The following changes have been made to the Company’s unaudited condensed consolidated statements of comprehensive income (in thousands):

	Quarter Ended March 31, 2015
	As Reported	Adjustment	As Revised
Net loss	$(7,555)	$(660)	$(8,215)
Net comprehensive income	(2,448)	(660)	(3,108)

	Quarter Ended June 30, 2015			Six Months Ended June 30, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Net income	$228,101	$(941)	$227,160	$220,546	$(1,601)	$218,945
Net comprehensive income	229,051	(941)	228,110	219,048	(1,601)	217,447

	Quarter Ended September 30, 2015			Nine Months Ended September 30, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Net income	$40,845	$(8,724)	$32,121	$261,391	$(10,325)	$251,066
Net comprehensive income	38,538	(8,724)	29,814	257,586	(10,325)	247,261

	Year Ended December 31, 2015
	As Reported	Adjustment	As Revised
Net income	$141,155	$(11,262)	$129,893
Net comprehensive income	136,569	(11,262)	125,307

Adopted Accounting Pronouncements—In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This update changes the criteria for reporting discontinued operations where only disposals representing a strategic shift that has (or will have) a major effect on an entity’s operations and financial results, such as a major line of business or geographical area,

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

should be presented as a discontinued operation. This ASU was effective prospectively for all disposals (or classifications as held for sale) of components of an entity that occurred on or after the effective date. As a result, no changes were made for properties classified as held for sale prior to January 1, 2015. Effective January 1, 2015, the Company adopted this ASU. This ASU impacted the determination of which property disposals qualified as discontinued operations, as well as required additional disclosures about discontinued operations.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” as a new ASC topic (Topic 606). The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard further provides guidance for any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards (for example, lease contracts). In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers: Deferral of Effective Date” which defers the original effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period, with earlier adoption permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 can be adopted using one of two retrospective application methods: 1) retrospectively to each prior reporting period presented or 2) as a cumulative-effect adjustment as of the date of adoption. The Company has determined that it will not early adopt ASU 2014-09 and is still evaluating the impact the adoption of this ASU will have on the Company’s consolidated financial position, results of operations or cash flows.

Recent Accounting Pronouncements—In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” which requires amendments to both the variable interest entity and voting models. The amendments (i) modify the identification of variable interests (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary determination under the VIE model, and (ii) eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company adopted this ASU effective January 1, 2016, and has determined that the adoption of this ASU will not have a significant effect on its consolidated financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU 2015-03, “Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that loan costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The ASU is to be applied retrospectively for each period presented. Upon adoption, an entity is required to comply with the applicable disclosures for a change in an accounting principle. The FASB subsequently issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements,” which clarifies that, given the absence of authoritative guidance in ASU 2015-03 regarding presentation and subsequent measurement of loan costs related to line-of-credit arrangements, the SEC Staff would not object to an entity deferring and presenting loan costs as an asset and subsequently amortizing the loan costs ratably over the term of the line-of-credit arrangement,

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

2.	Significant Accounting Policies (continued):

regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Company adopted this ASU effective January 1, 2016. As permitted by ASU 2015-03, the Company has retrospectively adjusted the presentation of loan costs related to its mortgage and notes payables and presented these loan costs as a direct deduction from the carrying amount of the debt payable for all periods presented. As permitted by ASU 2015-15, the Company did not change the presentation of loan costs related to its line of credit arrangement and continued to present these loan costs as Other Assets on the statement of financial position.

The following table provides additional details by financial statement line item of the adjusted presentation in the Company’s condensed consolidated balance sheets as of December 31, 2015 and 2014 (in thousands):

	As Filed December 31, 2015	Adjustments	Adjusted December 31, 2015
Other assets	$18,176	$(1,398)	$16,778
Mortgages and other notes payable	$185,739	$(1,398)	$184,341

	As Filed December 31, 2014	Adjustments	Adjusted December 31, 2014
Other assets	$29,091	$(14,981)	$14,110
Mortgages and other notes payable	$397,849	$(8,269)	$389,580
Senior notes, net of discount	$316,846	$(6,712)	$310,134

In September 2015, the FASB issued ASU 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” which requires an acquirer to recognize provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The Company adopted this ASU effective January 1, 2016, and has determined that the adoption of this ASU will not have a significant effect on its consolidated financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842): Accounting for Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The ASU requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The ASU further modifies lessors’ classification criteria for leases and the accounting for sales-type and direct financing leases. The ASU will also require qualitative and quantitative disclosures designed to give financial statement users additional information on the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The ASU is to be applied using a modified retrospective approach. The Company is currently evaluating the impact of this ASU, however its adoption is expected to have a significant effect on the Company’s consolidated financial position, results of operations and cash flows.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

3.	Acquisitions:

Consolidated Entities. During the year ended December 31, 2015, the Company did not acquire any properties. During the year ended December 31, 2014, the Company acquired the following properties (in thousands):

Product/Description	Location	Date of Acquisition (1)	Purchase Price
Pacifica Senior Living Victoria Court—One senior housing property	Rhode Island	1/15/2014	$15,250
Pacifica Senior Living Northridge—One senior housing property	California	6/6/2014	25,250
La Conner Retirement Inn—One senior housing property	Washington	6/2/2014	8,250
South Pointe Assisted Living—One senior housing property	Washington	6/2/2014	4,300
Pacifica Senior Living Modesto—One senior housing property	California	7/24/2014	16,250	(2)
Pacifica Senior Living Bakersfield—One senior housing property	California	7/25/2014	28,750	(2)
Pacifica Senior Living Wilmington—One senior housing property	North Carolina	7/25/2014	22,250	(2)
The Oaks at Braselton—One senior housing property	Georgia	9/22/2014	15,000
The Oaks at Post Road—One senior housing property	Georgia	9/22/2014	18,600

			$153,900

FOOTNOTES:

(1)	These properties were subject to long-term triple-net leases with an initial term of 10 years with renewal options at the time of acquisition. All of these properties were sold in 2015.
(2)	In connection with acquiring these properties the Company assumed the fair value of loans with an aggregate principal outstanding balance of approximately $25.5 million. See Note 10. “Indebtedness” for additional information.

These acquisitions were not considered material to the Company as such no pro forma information was included.

The following summarizes the allocation of the purchase price for the above properties and the estimated fair values of the assets acquired and liabilities assumed (in thousands):

Total Purchase Price Allocation
Land and land improvements	$25,213
Buildings	120,059
Equipment	5,127
In-place lease intangibles (1)	1,723
Other intangibles	4,566
Assumed mortgages	(27,398)
Other liabilities	(900)

Total purchase price consideration	$128,390

FOOTNOTE:

(1)	The weighted-average amortization period for intangible in-place leases acquired were 10 years as of the date of acquisition.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

4.	Real Estate Investment Properties, net:

As of December 31, 2015 and 2014, real estate investment properties consisted of the following (in thousands):

	2015	2014
Land and land improvements	$369,902	$415,968
Leasehold interests and improvements	170,970	180,514
Building and building improvements	245,372	273,210
Equipment	506,935	520,060
Less: accumulated depreciation and amortization	(580,590)	(507,663)

Total	$712,589	$882,089

For the years ended December 31, 2015, 2014 and 2013, the Company had depreciation and amortization expenses of approximately $82.8 million, $98.0 million and $93.9 million, respectively, excluding properties that the Company classified as discontinued operations.

The Company evaluates its properties on an ongoing basis, including any changes to intended use of the properties, operating performance of its properties or plans to dispose of assets to determine if the carrying value is recoverable. As described above in Note 1. “Organization and Nature of Business,” management and its board of directors have been actively evaluating various strategic alternatives to provide liquidity to the Company’s stockholders. As part of this process, management reviewed the operating performance for each property, developed projected cash flows and revised its cash flow assumptions to include projected capital improvement costs to remain competitive, and to retain and enhance visitations and attendance at our ski and attractions properties. The Company evaluated these revised cash flow projections and reviewed materials provided by its global investment banking and advisory firm, including revised market assumptions and other indications of value received in connection with the Company’s strategic alternatives process from several potential buyers, to determine whether it was likely that their carrying value would be recoverable. The revised cash flows also reflected the proposed restructure of our leases with one tenant on three attractions properties. As a result of this analysis and in consideration of the potential for disposal of the properties in the near term, the Company recorded impairment provisions of approximately $123.1 million related primarily to several attractions properties to write down their book values to estimated fair values based on discounted cash flows and residual values.

During the year ended December 31, 2013, the Company recorded impairments of approximately $7.5 million related to a few of its smaller, non-core attractions properties to write down their book values to estimated sales prices from third party buyers less costs to sell. These properties were classified as held for sale during 2013, but were subsequently reclassified to held and used. The Company did not record an impairment provision related to real estate investment properties excluding assets held for sale during the year ended December 31, 2014.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

5.	Assets and Associated Liabilities Held for Sale, net and Discontinued Operations:

Assets Held for Sale, net—The Company had six and 61 properties classified as assets held for sale as of December 31, 2015 and 2014, respectively. The following table presents the net carrying value of the properties classified as held for sale (in thousands):

	2015	2014
Land and land improvements	$5,673	$213,129
Leasehold interests and improvements	27,184	52,589
Building and building improvements	6,352	599,923
Equipment, net	1,378	59,345
Deferred rent and lease incentives	—	4,832
Other assets	25	10,919
Restricted cash	1,408	14,714
Intangibles, net	—	10,503
Accounts and other receivables	699	2,687

Total	$42,719	$968,641

Associated Liabilities Held for Sale—The following table presents the liabilities associated with the assets held for sale related to the senior housing properties (in thousands):

	2015	2014
Mortgages and other notes payable	$—	$152,655
Other liabilities	—	19,090

Total	$—	$171,745

During the year ended December 31, 2015, the Company sold all 38 senior housing properties, 12 of its 17 marinas properties, four attractions properties and one ski and mountain lifestyle property. No disposition fee was payable to the Advisor on the sale of these properties. The third party buyer of the properties assumed approximately $151.5 million of outstanding principal indebtedness collateralized by the senior housing properties that were sold. In connection with these transactions, the Company received aggregate net sales proceeds of approximately $992.7 million and recorded net gains of approximately $246.8 million for financial reporting purposes. Of the net gains recorded, approximately $46.6 million related to the sale of four attractions properties and one ski and mountain lifestyle property were recorded as gain on sale of real estate from continuing operations, and $200.2 million related to the sale of the 38 senior housing properties and 12 marinas were recorded in income (loss) from discontinued operations.

The Company accounted for the revenues and expenses related to one unimproved land held for sale at December 31, 2015, and the four attractions properties and one ski and mountain lifestyle property sold in 2015, including net gains of approximately $46.6 million for the sale of real estate, as income from continuing operations because the sale of these properties did not cause a strategic shift in the Company and they did not have a major impact on the Company’s business. Therefore, they did not qualify as discontinued operations under ASU 2014-08. However, the proposed disposition of the one ski and mountain lifestyle property represented an individually significant component. The Company recorded net income (loss) from continuing operations of approximately $19.8 million (which includes approximately $13.5 million of gain on sale of real estate), $(1.2) million, and $(2.4) million for the years ended December 31, 2015, 2014 and 2013, respectively, related to the one ski and mountain lifestyle property classified as held for sale.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

5.	Assets and Associated Liabilities Held for Sale, net and Discontinued Operations (continued):

The Company recorded approximately $1.8 million, $30.4 million and $42.5 million in impairment provisions during the years ended December 31, 2015, 2014 and 2013, respectively, related to its unimproved land classified as held for sale and one attractions property, to adjust their net carrying values to revised estimated sale prices, less closing costs. Impairment provisions related to its unimproved land and one attractions property were recorded in net income (loss) from continuing operations.

During the year ended December 31, 2014, the Company sold its golf portfolio (consisting of 48 properties) and one multi-family residential property. In connection with these transactions, the Company received aggregate net sales proceeds of approximately $384.3 million and recorded a net gain of approximately $4.1 million.

During the year ended December 31, 2014, the Company approved a plan to market and sell the Company’s marinas portfolio (consisting of 17 marinas properties) and entered into a purchase and sale agreement during the year ended December 31, 2015 for these properties. The Company determined that the carrying values of these properties were not recoverable based on expected sales proceeds, less costs to sell, and recorded approximately $7.7 million and $33.4 million in impairment provisions during the years ended December 31, 2015 and 2014, respectively. During the year ended December 31, 2013, the Company determined that the carrying value of the golf portfolio and its multi-family property were not recoverable and recorded approximately $219.5 million in impairment provision.

Discontinued Operations—The Company classified the revenues and expenses related to all real estate properties sold in 2014 and 2013, the 38 senior housing properties sold in 2015, and 17 marinas properties, which were not accounted for under the equity method of accounting, as discontinued operations in the accompanying consolidated statements of operations. The following table is a summary of loss from discontinued operations for the years ended December 31, (in thousands):

	2015	2014	2013
Revenues	$65,796	$178,887	$160,604
Expenses	(49,251)	(115,773)	(111,807)
Depreciation and amortization	—	(36,709)	(55,852)
Impairment provision	(7,749)	(37,867)	(219,502)

Operating income (loss)	8,796	(11,462)	(226,557)
Net gain from sale of real estate	200,243	4,144	2,408
Loss on extinguishment of debt (1)	(2,042)	(4,818)	—
Gain on insurance and retirements	2,816	4,791	—
Other income (expense) (2)	(5,142)	(24,361)	(16,968)

Income (loss) from discontinued operations	$204,671	$(31,706)	$(241,117)

FOOTNOTES:

(1)	During the year ended December 31, 2015, the Company recorded gain (loss) on extinguishment of debt from the sale of the 38 senior housing properties. During the year ended December 31, 2014, the Company recorded loss on extinguishment of debt from the sale of its 48 golf properties and its multi-family residential property.
(2)	Amounts include amortization of loss and loss on termination of cash flow hedge of approximately $3.0 million and $1.7 million for the years ended December 31, 2014 and 2013, respectively. There was no amortization of loss and loss on termination of cash flow hedge for the year ended December 31, 2015.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

6.	Intangible Assets, net:

The gross carrying amount and accumulated amortization of the Company’s intangible assets as of December 31, 2015 and 2014 are as follows (in thousands):

Intangible Assets	Gross Carrying Amount	Accumulated Amortization	2015 Net Book Value
In place leases	$11,203	$(5,013)	$6,190
Trade name (infinite-lived)	10,297	—	10,297

Total	$21,500	$(5,013)	$16,487

Intangible Assets	Gross Carrying Amount	Accumulated Amortization	2014 Net Book Value
In place leases	$11,584	$(4,399)	$7,185
Trade name (infinite-lived)	10,826	—	10,826

Total	$22,410	$(4,399)	$18,011

Amortization expense (excluding properties classified as discontinued operations) was approximately $0.7 million, $0.7 million and $0.6 million for the years ended December 31, 2015, 2014 and 2013, respectively. The Company wrote off approximately $0.8 million and $0.1 million of in-place lease intangibles for the years ended December 31, 2015 and 2013, respectively, which are included as part of impairment provisions and (gain) loss on lease terminations, respectively, in the accompanying consolidated statements of operations. The Company did not have any write offs of in-place lease intangibles for the year ended December 31, 2014.

The estimated future amortization expense for the Company’s finite-lived intangible assets as of December 31, 2015 is as follows (in thousands):

Total Intangible Assets
2016	$640
2017	623
2018	552
2019	552
2020	552
Thereafter	3,271

Total	$6,190

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

7.	Operating Leases:

As of December 31, 2015, the Company leased 24 properties under long-term, triple-net leases to third-parties. The following is a schedule of future minimum lease payments to be received under the non-cancellable operating leases with third-parties at December 31, 2015 (in thousands):

2016	$96,447
2017	98,721
2018	99,747
2019	100,298
2020	100,765
Thereafter	820,487

Total	$1,316,465

Under a triple-net lease, the tenant is responsible for paying percentage rent and capital improvement reserve rent. Capital improvement reserves are generally based on a percentage of gross revenue of the property and are set aside by the Company for capital improvements including replacements, from time to time, of furniture, fixtures and equipment and totaled approximately $21.9 million, $23.9 million and $21.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. Percentage rent is generally based on a percentage of gross revenue after it exceeds a certain threshold. Total percentage rent recorded was approximately $3.3 million, $2.9 million and $2.5 million the years ended December 31, 2015, 2014 and 2013, respectively. In addition, substantially all of the property expenses are required to be paid directly by the tenants, including real estate taxes which the tenants pay directly to the taxing authorities. The total annualized property taxes assessed on these properties and paid directly by tenants, were approximately $6.4 million, $8.6 million and $11.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

8.	Variable Interest and Unconsolidated Entities:

Consolidated VIEs—As of December 31, 2014, the Company had six wholly-owned subsidiaries which were determined to be VIEs. During 2015, the Company sold the properties held by three of these subsidiaries. As of December 31, 2015, the Company had three wholly-owned subsidiaries designed as single property entities to own and lease their respective properties to single tenant operators, which are VIEs due to future buy-out options held by the respective tenants and of which the tenants can exercise but have not elected to do so. The three buy-out options expire between 2030 and 2032. The Company determined it is the primary beneficiary and holds a controlling financial interest in each of these entities due to the Company’s power to direct the activities that most significantly impact the economic performance of the entities, as well as its obligation to absorb the losses and its right to receive benefits from these entities that could potentially be significant to these entities. As such, the transactions and accounts of these VIEs are included in the accompanying consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

8.	Variable Interest and Unconsolidated Entities (continued):

The aggregate carrying amount and major classifications of the consolidated assets that can be used to settle obligations of the VIEs and liabilities of the consolidated VIEs that are non-recourse to the Company are as follows (in thousands):

	December 31,
	2015	2014
Assets
Real estate investment properties, net	$58,832	$67,789
Assets held for sale	—	103,753
Other assets	6,578	26,029

Liabilities
Mortgages and other notes payable	19,503	30,065
Other liabilities	792	15,695

The Company’s maximum exposure to loss as a result of its involvement with these VIEs is limited to its net investment in these entities which totaled approximately $45.1 million and $151.8 million as of December 31, 2015 and 2014, respectively. The Company’s exposure is limited because of the non-recourse nature of the borrowings of the VIEs.

Unconsolidated Entities—As of December 31, 2014, the Company held an ownership interest in the DMC Partnership of $104.4 million. The Company sold its 81.98% interest in the DMC Partnership in April 2015 and received net sales proceeds of approximately $139.5 million from its co-venture partner, which resulted in a gain of approximately $39.3 million for financial reporting purposes. No disposition fee was paid to the Advisor on the sale of the DMC Partnership. The Company accounted for its pro-rata share of the net earnings of its investment in the DMC Partnership as continuing operations because although the properties owned by the DMC Partnership were outliers compared to the other assets invested in by the Company, the sale of the Company’s interest in the DMC Partnership did not cause a strategic shift in the Company, and it was not considered to have a major impact on the Company’s business; therefore, it did not qualify as discontinued operations under ASU 2014-08.

As of December 31, 2014, the Company held an 80% ownership interest in the Intrawest Venture. During the year ended December 31, 2015, the Company contributed approximately $54.6 million to the Intrawest Venture and the Intrawest Venture repaid mortgage loans of approximately $54.6 million. In July 2015, the co-venture partner of the Intrawest Venture accepted the Company’s offer to acquire the co-venture partner’s 20% interest in the Intrawest Venture in accordance with the buy-sell provisions of the Intrawest Venture partnership agreement.

The Intrawest Venture is working with the Canada Revenue Agency to resolve matters related to its entities. The Intrawest Venture’s maximum exposure relating to these matters is approximately $1.1 million. However, the Intrawest Venture believes the more likely than not resolution will be approximately $0.3 million. As such, an accrual of $0.3 million has been reflected in the financial information of the Intrawest Venture.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

8.	Variable Interest and Unconsolidated Entities (continued):

The following tables present financial information for the Company’s unconsolidated entities for the years ended December 31, 2015, 2014 and 2013 (in thousands):

Summarized operating data:

	Year Ended December 31, 2015
	DMC Partnership (1)	Intrawest Venture		Total
Revenues	$10,743	$18,778		$29,521
Property operating expenses	(173)	(11,114)		(11,287)
Depreciation and amortization	(3,038)	(4,160)		(7,198)
Interest expense	(1,555)	(1,328)		(2,883)

Net income	$5,977	$2,176		$8,153

Income (loss) allocable to other venture partners (2)	$3,477	$(1,611	)(3)	$1,866

Income (loss) allocable to the Company (2)	$2,500	$3,787		$6,287
Amortization of capitalized costs	(25)	(109)		(134)

Equity in earnings (loss) on unconsolidated entities	$2,475	$3,678		$6,153

Distribution declared to the Company	$3,698	$7,218		$10,916

Distributions received by the Company	$6,558	$6,529		$13,087

Summarized operating data:

	Year Ended December 31, 2014
	DMC Partnership	Intrawest Venture		Total
Revenues	$28,519	$19,856		$48,375
Property operating expenses	(776)	(10,744)		(11,520)
Depreciation and amortization	(9,114)	(6,005)		(15,119)
Interest expense	(8,175)	(5,408)		(13,583)
Interest and other income (expense)	(35)	132		97

Net income (loss)	$10,419	$(2,169)		$8,250

Income (loss) allocable to other venture partners (2)	$1,602	$(1,612	)(3)	$(10)

Income (loss) allocable to the Company (2)	$8,817	$(557)		$8,260
Amortization of capitalized costs	(298)	(209)		(507)

Equity in earnings (loss) on unconsolidated entities	$8,519	$(766)		$7,753

Distribution declared to the Company	$11,345	$2,277		$13,622

Distributions received by the Company	$11,345	$2,152		$13,497

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

8.	Variable Interest and Unconsolidated Entities (continued):

Summarized operating data:

	Year Ended December 31, 2013
	DMC Partnership	Intrawest Venture		CNLSun I Venture (4)	CNLSun II Venture (4)	CNLSun III Venture (4)	Total
Revenues	$28,062	$19,416		$71,287	$19,654	$21,549	$159,968
Property operating expenses	(796)	(10,492)		(45,999)	(15,439)	(14,609)	(87,335)
Depreciation and amortization	(9,182)	—		(10,994)	(2,244)	(2,874)	(25,294)
Interest expense	(7,908)	(6,411)		(16,154)	(2,057)	(2,928)	(35,458)
Interest and other income (expense)	3	33		20	—	—	56

Total	$10,179	$2,546		$(1,840)	$(86)	$1,138	$11,937

Income (loss) allocable to other venture partners (1)	$(1,166)	$(1,611	)(3)	$(1,341)	$(8)	$1,788	$(2,338)

Income (loss) allocable to the Company (1)	$11,345	$4,157		$(499)	$(78)	$(650)	14,275
Amortization of capitalized costs	(433)	(233)		(1,305)	(431)	(172)	(2,574)

Equity in earnings (loss) on unconsolidated entities	$10,912	$3,924		$(1,804)	$(509)	$(822)	$11,701

Distribution declared to the Company	$11,345	$1,998		$7,797	$1,039	$1,660	$23,839

Distributions received by the Company	$11,337	$2,427		$11,750 (5)	$1,567 (5)	$4,965 (5)	$32,046

FOOTNOTES:

(1)	On April 29, 2015, the Company completed the sale of its interest in the DMC Partnership as described above. As such, the summarized operating data for the partnership is reported through April 29, 2015.
(2)	Income is allocated between the Company and its venture partners using the hypothetical liquidation book value (“HLBV”) method of accounting.
(3)	This amount represents the venture partner’s portion of interest expense on a loan which the partners made to the venture. These amounts are treated as distributions for the purposes of the HLBV calculation.
(4)	On July 1, 2013, the Company completed the sale of its interest in 42 senior housing properties held through CNLSun I, CNLSun II and CNLSun III ventures as discussed above. As such, summarized operating data for those ventures is reported through June 30, 2013.
(5)	For the year ended December 31, 2013, distributions received by the Company includes approximately $4.0 million, $0.5 million and $0.8 million in return of capital on the CNLSun I, CNLSun II and CNLSun III ventures, respectively.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

8.	Variable Interest and Unconsolidated Entities (continued):

Summarized balance sheet data

As of December 31, 2015
Intrawest Venture
Real estate assets, net	$66,493
Other assets	15,495
Mortgages and other notes payable	11,100
Other liabilities	16,552
Partners’ capital	54,336
Carrying amount of investment (1)	73,434
Company’s ownership percentage (1)	80.0%

	As of December 31, 2014
	DMC Partnership (2)	Intrawest Venture	Total
Real estate assets, net	$221,986	$74,131	$296,117
Other assets	15,642	16,412	32,054
Mortgages and other notes payable	131,500	66,690	198,190
Other liabilities	6,795	18,537	25,332
Partners’ capital	99,333	5,316	104,649
Carrying amount of investment (1)	104,402	22,700	127,102
Company’s ownership percentage (1)	81.98%	80.0%

FOOTNOTES:

(1)	As of December 31, 2015 and 2014, the Company’s share of partners’ capital determined under HLBV was approximately $71.4 million and $119.6 million, respectively, and the total difference between the carrying amount of the investment and the Company’s share of partners’ capital determined under HLBV was approximately $2.0 million and $7.5 million, respectively.
(2)	On April 29, 2015, the Company completed the sale of its interest in the DMC Partnership, as described above.

The Company’s maximum exposure to loss is primarily limited to the carrying amount of its investment in the Intrawest Venture. The unconsolidated entities have debt obligations totaling approximately $11.1 million and $198.2 million as of December 31, 2015 and 2014, respectively.

In 2015, the Intrawest Venture paid off two of its mortgage loans of approximately $54.6 million, which were scheduled to mature in January and June 2015.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

9.	Mortgages and Other Notes Receivable, net:

As of December 31, 2015 and 2014, mortgages and other notes receivable consisted of the following (in thousands):

					Loan Principal Balance As of December 31,
Borrower (Description of Collateral Property)	Date of Loan Agreement (s)	Maturity Date	Interest Rate	Accrued Interest	2015	2014
CMR Properties, LLC and CM Resort, LLC (one ski property)	6/15/2010	(1)	9.0%-11.0%	$—	$—	$16,620
Grand Prix Tampa, LLC (one attractions property)	7/31/2011	(1)	8.5%	—	—	3,395

Total				$—	—	20,015

Accrued interest					—	864
Acquisition fees, net					—	46
Loan loss provision					—	(1,564)

Total carrying amount					$—	$19,361

FOOTNOTES:

(1)	The Company collected the mortgage receivable in 2015.

During the year ended December 31, 2015, the Company entered into agreements to receive early repayment of its two outstanding mortgage receivables at discounted amounts and as a result recorded loan loss provisions of approximately $9.3 million to reduce the mortgage receivables to realizable value. The Company collected its outstanding two mortgage and other notes receivable during 2015 and did not have any mortgages and other notes receivable outstanding as of December 31, 2015.

During the year ended December 31, 2014, the Company collected approximately $83.5 million in repayment of mortgage receivables, mostly related to loans which matured during 2014. The Company recorded loan provisions of approximately $3.3 million and $3.1 million during the years ended December 31, 2014 and 2013, respectively, to reduce the net carrying values of certain loans to net realizable value (based on future cash flows discounted at the original loan’s effective interest rate) due to financial challenges experienced by the borrowers

The estimated fair market value of the Company’s mortgages and other notes receivable was approximately $16.6 million as of December 31, 2014, based on discounted cash flows for each individual instrument based on market interest rates as of December 31, 2014. Because this methodology includes inputs that are not observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values related to the Company’s mortgage and other notes receivable is categorized as Level 3 on the three-level valuation hierarchy.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

10.	Indebtedness:

Mortgages and Other Notes Payable—As of December 31, 2015 and 2014, the Company had the following indebtedness (in thousands):

	Collateral and Approximate Carrying Value of Collateral at December 31, 2015	Interest Rate		Maturity Date		Principal Balance as of December 31,
						2015		2014
Variable rate debt:
Mortgage debt	1 ski and mountain lifestyle property, $18.3 million	30-day LIBOR + 3.3	%(1)(2)	9/1/2019		$8,037		$8,402
Mortgage debt	1 ski and mountain lifestyle property	30-day LIBOR + 4.5	%(1)(2)		(3)	—	(3)	14,550
Mortgage debt	1 attractions property, $44.6 million	30-day LIBOR + 3.0	%(1)	11/30/2017	(4)	18,156		20,781
Mortgage debt	5 senior housing properties	30-day LIBOR + 3.5	%(1)		(5)	—	(5)	30,000
Mortgage debt	8 senior housing properties	30-day LIBOR + 2.5	%(1)		(5)	—	(5)	105,000
Mortgage debt	4 ski and mountain lifestyle property, $145.4 million	30-day LIBOR + 1.5% - 3.5	%(1)	4/5/2017		37,847		39,077

		Total variable rate debt				$64,040		$217,810
Fixed rate debt:
Mortgage debt	8 senior housing properties	4.35% - 4.5%			(5)	$—	(5)	$57,711
Mortgage debt	1 attractions lifestyle property, $29.0 million	6.8%		9/28/2016		18,552		18,939
Mortgage debt	6 ski and mountain lifestyle properties, $194.3 million	6.1%		4/5/2017		90,799		95,908
Mortgage debt	3 marina properties, $23.1 million	6.3% - 6.5%		9/1/2016- 12/1/2016		10,696		11,358
Mortgage debt	3 senior housing properties	4.40%			(5)	—	(5)	16,368
Mortgage debt	1 attraction property	6.0%			(3)	—	(3)	42,859
Mortgage debt	4 senior housing properties	3.79%			(5)	—	(5)	46,165
Mortgage debt	1 attractions property	6.1% - 6.4%			(3)	—	(3)	7,395
Mortgage debt	3 senior housing properties	4.75% - 6.9%			(5)	—	(5)	32,411
Other debt	—		(6)	12/1/2020		1,705		1,989
Senior notes	(7)	7.3%			(7)	—	(7)	318,250

		Total fixed rate debt				$121,752		$649,353

		Total debt				185,792		867,163
		Premium (discount)				(53)		187
		Unamortized loan costs				(1,398)		(14,981)

		Total				$184,341		$852,369

FOOTNOTES:

(1)	The 30-day LIBOR rate was approximately 0.43% and 0.17% as of December 31, 2015 and 2014, respectively.
(2)	The Company entered into interest rate swaps for these variable rate debts. See Note 11. “Derivative instruments and Hedging Activities” for additional information.
(3)	The Company repaid the debt in 2015.
(4)	This loan was amended in November 2015 to extend the maturity date to November 30, 2017. All other terms remained the same.
(5)	The Company sold the properties in 2015. A portion of the outstanding debt was repaid using proceeds from the sale of the properties, while the remaining debt was assumed by the third-party buyer of the properties.
(6)	The $1.7 million loan is non-interest bearing.
(7)	The Company issued $400.0 million senior notes which were guaranteed by certain of its properties. The senior notes were paid in full in June 2015.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

10.	Indebtedness (continued):

Senior Unsecured Notes—In June 2015, the Company repaid all of its senior unsecured notes with an outstanding principal balance of $318.3 million at a premium of 103.625%. In connection with this repayment, the Company recorded a loss on extinguishment of debt of approximately $18.8 million.

Line of Credit—As of December 31, 2014, the Company had a revolving line of credit with a total borrowing capacity of $160.0 million, of which approximately $152.5 million was drawn as of December 31, 2014. The Company repaid $152.5 million of principal on the revolving line of credit during 2015. In June 2015, the Company extended the maturity date of its revolving line of credit to August 31, 2016, with an additional one year extension option, and reduced the borrowing capacity to $100 million. This revolving line of credit facility bears interest at (a) between LIBOR plus 3.0% and LIBOR plus 3.75% or (b) between a base rate (the greater of the prime rate and the federal funds rate) plus 2.0% and a base rate plus 2.75% (both LIBOR and base rate pricing are contingent upon certain leverage ratios). As of December 31, 2015, the Company’s revolving line of credit did not have an outstanding principal balance and was collateralized by certain of the Company’s properties. The facility contains customary affirmative financial covenants and ratios including fixed charge coverage ratio, leverage ratio, interest coverage ratio, debt to total asset ratio and limitations on distributions. As of December 31, 2015, the Company was in compliance with the aforementioned financial covenants and ratios.

The following is a schedule of future principal payments and maturities for all indebtedness (in thousands):

2016	$38,921
2017	137,929
2018	438
2019	6,799
2020	1,705
Thereafter	—

$185,792

The estimated fair values of mortgages and other notes payable and the line of credit were approximately $185.4 million and $707.3 million as of December 31, 2015 and 2014, respectively, based on rates and spreads the Company would expect to obtain for similar borrowings with similar loan terms. Because this methodology includes inputs that are less observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values related to the Company’s mortgage notes payable is categorized as Level 3 on the three-level valuation hierarchy. The estimated fair value of the Company’s senior notes was approximately $325.4 million as of December 31, 2014, based on prices traded for similar or identical instruments in active or inactive markets and was categorized as level 2 on the three-level valuation hierarchy.

Capital Lease Obligations—As of December 31, 2015 and 2014, the Company had capital lease obligations of approximately $4.0 million and $5.0 million, respectively, which were recorded in Other liabilities in the accompanying consolidated balance sheets.

11.	Derivative Instruments and Hedging Activities:

The Company utilizes derivative instruments to offset partially the effect of fluctuating interest rates on the cash flows associated with its variable-rate debt. The Company follows established risk management policies and procedures in its use of derivatives and does not enter into or hold derivatives for trading or speculative purposes. The Company records all derivative instruments on its balance sheet at fair value. On

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

11.	Derivative Instruments and Hedging Activities (continued):

the date the Company enters into a derivative contract, the derivative is designated as a hedge of the exposure to variable cash flows of a forecasted transaction. The effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and subsequently recognized in the statements of operations in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. Any ineffective portion of the gain or loss is reflected in interest expense in the statements of operations.

The Company is making an accounting policy election to use the exception in ASU 820-10-35-18D with respect to measuring fair value of a group of financial assets and financial liabilities entered into with a particular counterparty, where the Company reports the net exposure to the credit risk of that counterparty.

During the year ended December 31, 2015, one of the loans was paid in full and the corresponding interest rate swap with a notional amount of approximately $14.2 million was terminated. As a result, the ineffective portion of the change in fair value resulting from the termination of hedges included in the accompanying consolidated balance sheets were reclassified to interest expense and loan cost amortization in the accompanying consolidated statements of operations in income (loss) from continuing operations for the year ended December 31, 2015. As of December 31, 2015, the Company had one interest rate swap that was designated as a cash flow hedge of interest payments from its inception. The fair value of the Company’s derivative financial instruments is included in other liabilities in the accompanying consolidated balance sheets as of December 31, 2015 and 2014.

The following table summarizes the terms and fair values of the Company’s derivative financial instruments (in thousands):

Notional Amount	Strike (1)	Credit Spread (1)	Trade Date	Maturity Date	Fair Value Liability December 31,
					2015	2014

$ 8,037	3.6%	3.3%	9/28/09	9/1/19	$(618)	$(719)
$14,175	2.2%	4.5%	1/13/11	12/31/15	$—	$(283)

FOOTNOTE:

(1)	The strike rate does not include the credit spread on each of the notional amounts.

The following table summarizes the gross and net amounts of the Company’s derivative financial instruments (in thousands):

Notional Amount of Cash Flow Hedges	As of December 31, 2015			Gross Amounts Not Offset in the Balance Sheets
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheets	Net Amounts of Liabilities Presented in the Balance Sheets	Financial Instruments	Cash Collateral	Net Amount
$8,037	$(618)	$—	$(618)	$(618)	$—	$(618)

Notional Amount of Cash Flow Hedges	As of December 31, 2014			Gross Amounts Not Offset in the Balance Sheets		Net Amount
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheets	Net Amounts of Liabilities Presented in the Balance Sheets	Financial Instruments	Cash Collateral
$ 8,402	$(719)	$—	$(719)	$(719)	$—	$(719)
$14,550	$(283)	—	(283)	(283)	$—	(283)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

12.	Fair Value Measurements:

As of December 31, 2015, the Company’s remaining hedge qualified as highly effective and, accordingly, all of the change in value is reflected in other comprehensive income (loss). Determining fair value and testing effectiveness of these financial instruments requires management to make certain estimates and judgments. Changes in assumptions could have a positive or negative impact on the estimated fair values and measured effectiveness of such instruments could, in turn, impact the Company’s results of operations.

The Company had 14 real estate investment properties that were carried at fair value as of December 31, 2015, as a result of writing down the book values of these properties to their estimated fair values based on estimated discounted cash flows and residual values during 2015. Additionally, the Company had six and 19 investment properties that were classified as assets held for sale and carried at fair value as of December 31, 2015 and 2014, respectively. The Level 3 unobservable inputs used in determining the fair value of the real estate properties include, but are not limited to, appraisal information from an independent appraisal firm affiliated with the independent investment banking firm engaged as our valuation advisor, comparable sales transactions and other information from brokers and potential buyers, as applicable.

The Company’s derivative instruments are valued primarily based on inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, volatilities, and credit risks) and are classified as Level 2 in the fair value hierarchy. The valuation of derivative instruments also includes a credit value adjustment which is a Level 3 input. However, the impact of the assumption is not significant to its overall valuation calculation, and therefore the Company considers its derivative instruments to be classified as Level 2. The fair value of such instruments is included in other liabilities in the accompanying consolidated balance sheets.

The following tables show the Company’s financial assets and liabilities carried at fair value as of December 31, 2015 and 2014, as follows (in thousands):

	Fair Value Measurement as of December 31, 2015	Level 1	Level 2	Level 3
Assets:
Real estate investment properties, net	$184,061	$—	$—	$184,061
Assets held for sale, net	40,588	—	—	40,588

	$224,649	$—	$—	$224,649

Liabilities:
Derivative instruments	$618	$—	$618	$—

	Fair Value Measurement as of December 31, 2014	Level 1	Level 2	Level 3
Assets:
Assets held for sale	$122,126	$—	$—	$122,126

Liabilities:
Derivative instruments	$1,002	$—	$1,002	$—

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

13.	Income Taxes:

The Company would typically be subject to income tax expense computed at the federal statutory rate, however, due to its election as a REIT and the qualification of all required conditions to make such election, the Company is not subject to income taxes other than as discussed above in Note 2, “Significant Accounting Policies.” In November 2016 the Company determined it may not have satisfied the gross income test required to qualify as a REIT and as a result accrued an income tax expense of approximately $9.8 million as of December 31, 2015.

As of December 31, 2015 and 2014, the Company recorded net current and long-term deferred tax assets related to depreciation differences, deferred income, and net operating losses at its TRS subsidiaries and properties under foreclosure elections as a result of certain tenant defaults and lease terminations. Because there are no historical earnings and no certainty that such deferred tax assets will be available to offset future tax liabilities, the Company has established a full valuation allowance as of December 31, 2015 and 2014. The components of the deferred taxes recognized in the accompanying consolidated balance sheets at December 31, 2015 and 2014 are as follows (in thousands):

	Year Ended December 31,
	2015	2014
Net operating losses	107,655	$107,494
Book/tax differences in deferred income	5,302	4,175
Book/tax differences in acquired assets	(36,732)	(53,428)

Total deferred tax asset	76,225	58,241
Valuation allowance	(76,225)	(58,241)

	$—	$—

The Company’s TRS subsidiaries had net operating loss carry-forwards for federal and state purposes of approximately $269.0 million and $262.2 million as of December 31, 2015 and 2014, respectively, to offset future taxable income. The estimated net operating loss carry-forwards will expire between 2025 and 2035.

The Company analyzed its material tax positions and determined that it has not taken any uncertain tax positions. In addition, the Company has determined that no significant differences exist between the total income tax expense or benefit and the amount computed by applying the statutory federal income rate to its TRS income before taxes without record to the impact of the valuation allowance.

14.	Related Party Arrangements:

In March 2014, the Company’s Advisor amended its advisory agreement, effective April 1, 2014, to eliminate all acquisition fees on equity, performance fees, debt acquisition fees and disposition fees, and to reduce asset management fees to 0.075% monthly (or 0.90% annually) of invested assets.

In April 2013, the Company paid an affiliate, CNL Commercial Real Estate, Inc., a sales commission totaling approximately $0.2 million in connection with the sale of one of its properties under the terms of an exclusive right of sale listing agreement.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

14.	Related Party Arrangements (continued):

For the years ended December 31, 2015, 2014 and 2013, the Advisor collectively earned fees and incurred reimbursable expenses as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
Acquisition fees:
Acquisition fees from offering proceeds (1)	$—	$319	$1,286
Acquisition fees from debt proceeds (2)	—	1,521	3,273

Total	—	1,840	4,559

Asset management fees (3)	19,726	29,863	34,683

Reimbursable expenses: (4)
Acquisition costs (5)	—	248	299
Operating expenses (6)	5,451	6,680	7,092

Total	5,451	6,928	7,391

Total fees earned and reimbursable expenses	$25,177	$38,631	$46,633

FOOTNOTES:

(1)	Prior to April 1, 2014, acquisition fees were paid for services in connection with the selection, purchase, development or construction of real property. The fees were generally equal to 3.0% of gross offering proceeds from the sale of the Company’s common stock including proceeds from shares sold under its distribution reinvestment plan (“DRP”). Effective April 1, 2014, the Advisor eliminated this fee. These amounts are recorded as acquisition fees and costs in the accompanying consolidated statements of operations.
(2)	Prior to April 1, 2014, acquisition fees from debt proceeds were paid for services in connection with the incurrence of indebtedness, including the Company’s pro-rata share of joint venture indebtedness. The fees were generally equal to 3.0% of loan proceeds. Effective April 1, 2014, the Advisor eliminated this fee. These amounts are recorded as loan costs and are included as part of other assets in the accompanying consolidated balance sheets.
(3)	Amounts recorded as asset management fees to Advisor include fees of $4.1 million, $11.2 million and $11.6 million for the years ended December 31, 2015, 2014 and 2013, respectively, related to properties that are classified as assets held for sale that are included as discontinued operations in the accompanying consolidated statements of operations. Effective April 1, 2014, the asset management fees to Advisor were reduced as described above.
(4)	The Advisor and its affiliates are entitled to reimbursement of certain expenses incurred on behalf of the Company in connection with the Company’s organization, offering, acquisitions, and operating activities. Pursuant to the advisory agreement, the Company will not reimburse the Advisor for any amount by which total operating expenses paid or incurred by the Company exceed the greater of 2.0% of average invested assets or 25.0% of net income (the “Expense Cap”) in any expense year, as defined in the advisory agreement. For the expense years ended December 31, 2015, 2014 and 2013, operating expenses did not exceed the Expense Cap. Amounts representing acquisition costs are recorded as part of acquisition fees and costs in the accompanying consolidated statements of operations. Amounts representing operating expenses are recorded as part of general and administrative expenses in the accompanying consolidated statements of operations.
(5)	Includes approximately $0.04 million, and $0.1 million for reimbursable expenses to the Advisor for services provided to the Company for its executive officers during the years ended December 31, 2014

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

14.	Related Party Arrangements (continued):

and 2013, respectively. The reimbursable expenses include components of salaries, benefits and other overhead charges. There were no such expenses recorded in acquisition costs during the year ended December 31, 2015.
(6)	Includes approximately $0.4 million, $0.4 million and $0.6 million for reimbursable expenses to the Advisor for services provided to the Company for its executive officers during the years ended December 31, 2015, 2014 and 2013, respectively. The reimbursable expenses include components of salaries, benefits and other overhead charges.

Amounts due to affiliates for fees and expenses described above are as follows (in thousands):

	As of December 31,
	2015	2014
Due to the Advisor and its affiliates:
Operating expenses	$420	$476
Acquisition fees and expenses	—	13

Total	$420	$489

The Company also maintains accounts at a bank in which the Company’s chairman and vice-chairman previously served as directors. The Company had deposits at that bank of approximately $15.2 million as of December 31, 2014. The Company did not have any deposits at that bank as of December 31, 2015.

15.	Stockholders’ Equity:

Distribution Reinvestment Plan—In 2011 the Company completed its final offering and filed a registration statement on Form S-3 under the Security Exchange Act of 1933, as amended, to register the sale shares of common stock under its DRP. In May 2014, the Company filed a registration statement on Form S-3 with the SEC for the purpose of registering additional shares of its common stock to be offered for sale pursuant to the DRP. On September 4, 2014, the Company’s Board of Directors approved the suspension of its DRP, effective as of September 26, 2014. As a result of the suspension of the DRP, beginning with the September 2014 quarterly distributions, stockholders who were participants in the DRP received cash distributions instead of additional shares in the Company. For the years ended December 31, 2014 and 2013, the Company received aggregate proceeds of approximately $27.2 million and $54.9 million, respectively, (representing 4.0 million and 7.9 million shares, respectively,) through its DRP. The Company did not receive any proceeds through its DRP for the year ended December 31, 2015.

Distributions—In order to qualify as a REIT for federal income tax purposes, the Company must, among other things, make distributions each taxable year equal to at least 90.0% of its REIT taxable income. The Company intends to make regular distributions, and the Board of Directors currently intends to declare and pay distributions on a quarterly basis. For the years ended December 31, 2015, 2014 and 2013, the Company declared and paid distributions of approximately $487.8 million ($1.5000 per share), $137.9 million ($0.4252 per share) and $135.5 million ($0.4252 per share), respectively. Distributions for the year ended December 31, 2015, included a special cash distribution of $1.30 per share, totaling approximately $422.7 million which was paid in cash and was funded from the proceeds of assets sales, including the sale of 38 senior housing properties, 12 marinas properties, four attractions properties and one ski and mountain lifestyle property.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

15.	Stockholders’ Equity (continued):

The tax composition of distributions declared for years ended December 31, 2015, 2014 and 2013 were as follows:

	December 31,
Distribution Type	2015	2014	2013
Taxable as ordinary income	28.0%	0.0%	0.0%
Taxable as capital gain	18.3%	0.0%	29.3%
Return of capital	53.7%	100.0%	70.7%

No amounts distributed to stockholders for the years ended December 31, 2015, 2014 and 2013 were required to be or have been treated as a return of capital for purposes of calculating the stockholders’ return on their invested capital as described in the advisory agreement.

Redemption of Shares—The aggregate amount of funds under the redemption plan was determined on a quarterly basis in the sole discretion of the Company’s Board of Directors. Refer to Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities”—“Redemption of Shares” for additional information on how amounts were determined as available for redemption under our redemption plan.

In September 2014, the Company’s Board approved the suspension of the Company’s redemption plan effective as of September 26, 2014. Pursuant to the redemption plan, all redemption requests received in good order by September 26, 2014, were processed and those deemed priority requests and all approved qualified hardship requests were redeemed as of September 30, 2014, subject to the limitations of the redemption plan. All other redemption requests received by September 26, 2014, were placed in the redemption queue. However, the Company did not accept or otherwise process any additional redemption requests after September 26, 2014.

The following details the Company’s redemptions for the year ended December 31, 2014 (in thousands except per share data).

	First	Second	Third	Fourth	Full Year
2014 Quarters
Requests in queue	10,547	10,798	10,809	11,572	10,547
Redemptions requested	778	864	1,355	—	2,997
Shares redeemed:
Prior period requests	(135)	(80)	(60)	—	(275)
Current period request	(300)	(369)	(439)	—	(1,108)
Adjustments (1)	(92)	(404)	(93)	—	(589)

Pending redemption requests (2)	10,798	10,809	11,572	11,572	11,572

Average price paid per share	$6.85	$6.85	$6.81	$—	$6.84

FOOTNOTES:

(1)	This amount represents redemption request cancellations and other adjustments.
(2)	Requests that were not fulfilled in whole during a particular quarter were redeemed on a pro rata basis to the extent funds were made available pursuant to the redemption plan. The redemption plan was suspended in September 2014.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

16.	Concentrations of Risk:

The Company’s real estate investment portfolio is geographically diversified with properties in 19 states and Canada. The Company owns ski and mountain lifestyle properties in nine states and Canada with a majority of those properties located in the northeast, California and Canada. The Company’s attractions properties are located in 11 states with a majority located in the Southern and Western United States.

During the year ended December 31, 2015, we had one tenant who generated revenues greater than 10% of total revenues from continuing operations. This tenant operates seven of our ski and mountain lifestyle properties and represented approximately $39.9 million of our consolidated revenues from continuing operations.

17.	Commitments and Contingencies:

The Company acquired certain properties that are on land owned by a governmental entity or other third party where the Company owns a leasehold interest which requires payment of ground lease and permit fees in accordance with the lease agreement. For properties that are subject to a leasing arrangement, ground leases and permit fees are paid by the tenants and the Company records the corresponding equivalent revenue in rental income from operating leases. For properties that are on a managed structure, ground leases and permit fees are paid by the Company.

The following is a schedule of future obligations under ground leases and land permits (in thousands):

2016	$12,733
2017	12,733
2018	12,718
2019	12,626
2020	12,626
Thereafter	171,651

Total	$235,087

From time to time the Company may be exposed to litigation arising from operations of its business in the ordinary course of business. Management is not aware of any litigation that it believes will have a material adverse impact on the Company’s financial condition or results of operations.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

18.	Selected Quarterly Financial Data (Unaudited):

	First	Second	Third	Fourth	Full Year
2015 Quarters
Total revenues	$71,992	$85,659	$127,600	$52,414	$337,665
Operating income (loss)	(7,767)	(7,964)	35,751	(131,195)	(111,175)
Equity in earnings (loss) of unconsolidated entities	3,561	(783)	1,162	2,213	6,153
Income tax provision	—	(666)	(8,449)	(663)	(9,778)
Income (loss) from continuing operations	(15,267)	(39,149)	25,571	(131,779)	(160,624)
Discontinued operations (1)	7,052	199,720	7,614	(9,715)	204,671
Gain (loss) on sale of real estate	—	27,337	(1,064)	20,321	46,594
Gain from sale of unconsolidated entities	—	39,252	—	—	39,252
Net income (loss)	(8,215)	227,160	32,121	(121,173)	129,893
Weighted average number of shares outstanding (basic and diluted)	325,183	325,183	325,183	325,183	325,183
Earnings (loss) per share of common stock (basic and diluted)	$(0.03)	$0.70	$0.10	$(0.37)	$0.40

	First	Second	Third	Fourth	Full Year
2014 Quarters
Total revenues	$72,380	$94,657	$144,551	$61,707	$373,295
Operating income (loss)	(2,185)	726	43,389	(52,308)	(10,378)
Equity in earnings (loss) of unconsolidated entities	4,299	(526)	3,176	804	7,753
Income (loss) from continuing operations	(11,882)	(15,071)	30,086	(63,571)	(60,438)
Discontinued operations (1)	(8,471)	6,566	537	(30,338)	(31,706)
Net income (loss)	(20,353)	(8,505)	30,623	(93,909)	(92,144)
Weighted average number of shares outstanding (basic and diluted)	322,639	324,197	325,707	325,214	324,451
Earnings (loss) per share of common stock (basic and diluted)	$(0.06)	$(0.03)	$0.09	$(0.29)	$(0.28)

FOOTNOTES:

(1)	The Company classified certain properties as assets held for sale and reclassified the results related to those properties to discontinued operations for all periods presented.

19.	Supplemental Consolidating Financial Statements:

As of December 31, 2014, the Company had senior notes outstanding which were guaranteed by certain of the Company’s consolidated subsidiaries (the “Guarantor Subsidiaries”). As described in Note 10, “Indebtedness,” in June 2015, the Company repaid all of its senior unsecured notes with an outstanding principal amount of $318.3 million at a premium of 103.625%.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE II—Valuation and Qualifying Accounts

Years ended December 31, 2015, 2014 and 2013 (in thousands)

Year	Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deemed Uncollectible	Collected/ Recovered	Balance at End of Year
2013	Deferred tax asset valuation allowance	$48,458	$—	$2,241	$—	$—	$50,699
	Allowance for loan losses	1,699	3,104	—	—	—	4,803

		$50,157	$3,104	$2,241	$—	$—	$55,502

2014	Deferred tax asset valuation allowance	$50,699	$—	$7,542	$—	$—	$58,241
	Allowance for loan losses	4,803	3,270	(285)	(6,224)	—	1,564

		$55,502	$3,270	$7,257	$(6,224)	$—	$59,805

2015	Deferred tax asset valuation allowance	$58,241	$—	$17,984	$—	$—	$76,225
	Allowance for loan losses	1,564	9,319	(530)	(10,353)	—	—
	Allowance for doubtful accounts	—	8,536	3,996	—	—	12,532

		$59,805	$17,855	$21,450	$(10,353)	$—	$88,757

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

As of December 31, 2015 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period (3)(5)							Life on which depre- ciation in latest income state- ments is computed
Property/Location (6)	En- cumber- ances	Land & Land Improve- ments	Lease- hold Interests and Improve- ments	Buildings	Improve- ments	Carrying Costs	Land & Land Improve- ments	Lease- hold Interests and Improve- ments	Buildings	Total	Accumu- lated Depre- ciation	Date of Construc- tion	Date Acquired
Gatlinburg Sky Lift Gatlinburg, Tennessee		$—	$19,154	$175	$32	$—	$—	$19,186	$175	$19,361	$(4,060)	In 1953	12/22/2005	(2)
Hawaiian Falls Waterparks Garland and The Colony, Texas		$3,123	$3,663	$758	$2,111	$—	$5,024	$3,812	$819	$9,655	$(4,403)	In 2004	4/21/2006	(2)
Cypress Mountain Vancouver, British Columbia		$161	$19,001	$735	$4,713	$—	$993	$13,437	$10,180	$24,610	$(8,160)	In 1975	5/30/2006	(2)
Funtasticks Fun Center Tucson, Arizona		$3,038	$—	$1,413	$1,870	$—	$2,389	$—	$1,108	$3,497	$(1,296)	In 1993	10/6/2006	(2)
Camelot Park Bakersfield, California		$179	$—	$70	$807	$—	$178	$—	$72	$250	$(251)	In 1994	10/6/2006	(2)
Zuma Fun Center Charlotte, North Carolina		$3,646	$—	$1,072	$2,590	$—	$2,245	$—	$718	$2,963	$(1,223)	In 1991	10/6/2006	(2)
Mountasia Family Fun Center North Richland Hills, Texas		$1,152	$—	$635	$83	$—	$821	$—	$424	$1,245	$(443)	In 1994	10/6/2006	(2)
Zuma Fun Center South Houston, Texas		$1,551	$—	$558	$2,865	$—	$961	$—	$404	$1,365	$(632)	In 1990	10/6/2006	(2)
Brighton Ski Resort Brighton, Utah		$11,809	$2,123	$11,233	$3,010	$—	$12,824	$2,123	$13,228	$28,175	$(9,815)	In 1949	1/8/2007	(2)
Northstar-at-Tahoe Resort Lake Tahoe, California		$60,790	$—	$8,534	$11,441	$—	$64,931	$—	$15,834	$80,765	$(24,542)	In 1972	1/19/2007	(2)
Sierra-at-Tahoe Resort South Lake Tahoe, California		$19,875	$800	$8,574	$3,242	$—	$22,214	$800	$9,477	$32,491	$(14,373)	In 1968	1/19/2007	(2)
Loon Mountain Resort Lincoln, New Hampshire		$9,226	$346	$4,673	$7,297	$—	$15,124	$347	$6,071	$21,542	$(8,434)	In 1966	1/19/2007	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED

As of December 31, 2015 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period (3)(5)							Life on which depre- ciation in latest income state- ments is computed
Property/Location (6)	En- cumber- ances	Land & Land Improve- ments	Lease- hold Interests and Improve- ments	Buildings	Improve- ments	Carrying Costs	Land & Land Improve- ments	Lease- hold Interests and Improve- ments	Buildings	Total	Accumu- lated Depre- ciation	Date of Construc- tion	Date Acquired
Summit-at-Snoqualmie Resort Snoqualmie Pass, Washington	(1)	$20,122	$792	$8,802	$4,419	$—	$22,259	$792	$11,084	$34,135	$(12,627)	In 1945	1/19/2007	(2)
White Water Bay Oklahoma City, Oklahoma		$10,720	$—	$5,461	$683	$—	$10,729	$—	$6,135	$16,864	$(4,237)	In 1981	4/6/2007	(2)
Splashtown Houston, Texas		$10,817	$—	$1,609	$8,594	$—	$15,939	$—	$5,082	$21,021	$(2,268)	In 1981	4/6/2007	(2)
Waterworld Concord, California		$1,733	$7,841	$728	$563	$—	$2,105	$7,841	$922	$10,868	$(4,819)	In 1995	4/6/2007	(2)
Darien Lake Buffalo, New York		$60,993	$—	$21,967	$3,142	$—	$48,752	$—	$14,212	$62,964	$(36,503)	In 1955	4/6/2007	(2)
Frontier City Oklahoma City, Oklahoma		$7,265	$—	$7,518	$1,962	$—	$6,592	$—	$6,601	$13,193	$(4,728)	In 1958	4/6/2007	(2)
Wild Waves & Enchanted Village Seattle, Washington		$19,200	$—	$2,837	$5,269	$—	$12,448	$—	$891	$13,339	$(12,365)	In 1977	4/6/2007	(2)
Magic Springs & Crystal Falls Hot Springs, Arkansas		$4,237	$8	$10,409	$5,139	$—	$4,238	$—	$5,303	$9,541	$(4,364)	In 1977	4/16/2007	(2)
Mountain High Resort Wrightwood, California		$14,272	$14,022	$7,571	$971	$—	$12,494	$10,268	$5,944	$28,706	$(13,143)	In 1930’s	6/29/2007	(2)
Sugarloaf Mountain Resort Carrabassett Valley, Maine		$15,408	$—	$5,658	$3,637	$—	$14,720	$2,000	$7,983	$24,703	$(7,928)	In 1962	8/7/2007	(2)
Sunday River Resort Newry, Maine		$32,698	$—	$12,256	$5,358	$—	$36,498	$—	$13,814	$50,312	$(14,097)	In 1959	8/7/2007	(2)
The Northstar Commercial Village Lake Tahoe, California		$2,354	$—	$33,932	$4,178	$—	$2,759	$—	$37,705	$40,464	$(11,889)	In 2005	11/15/2007	(2)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED

As of December 31, 2015 (in thousands)

		Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period (3)(5)							Life on which depre- ciation in latest income state- ments is computed
Property/Location (6)	En- cumber- ances	Land & Land Improve- ments	Lease- hold Interests and Improve- ments	Buildings	Improve- ments	Carrying Costs	Land & Land Improve- ments	Lease- hold Interests and Improve- ments	Buildings	Total	Accumu- lated Depre- ciation	Date of Construc- tion	Date Acquired
Myrtle Waves Myrtle Beach, S. Carolina		$—	$—	$5,875	$419	$—	$170	$—	$2,402	$2,572	$(538)	In 1985	(4)	(2)
Mount Sunapee Newbury New Hampshire	(1)	$—	$6,727	$5,253	$538	$—	$112	$6,909	$5,497	$12,518	$(4,101)	In 1960	12/5/2008	(2)
Okemo Mountain Ludlow, Vermont	(1)	$17,566	$25,086	$16,684	$1,297	$—	$18,265	$25,144	$17,224	$60,633	$(13,329)	In 1963	12/5/2008	(2)
Crested Butte Mt. Crested Butte, CO	(1)	$1,305	$18,843	$11,188	$2,341	$—	$1,314	$19,798	$12,565	$33,677	$(10,278)	In 1960’s	12/5/2008	(2)
Jiminy Peak Mountain Resort Hancock, Massachusetts	(1)	$7,802	$—	$8,164	$818	$—	$8,345	$—	$8,439	$16,784	$(4,132)	In 1948	1/27/2009	(2)
Hawaiian Waters Kapolei, Hawaii		$—	$13,399	$3,458	$765	$—	$391	$11,163	$3,078	$14,632	$(3,285)	In 1998	5/6/2009	(2)
Pacific Park Santa Monica, California	(1)	$—	$25,046	$1,575	$867	$—	$—	$25,252	$2,236	$27,488	$(4,489)	In 1996	12/29/2010	(2)
Stevens Pass Skykomish, King and Chelan County, WA		$62	$13,084	$5,280	$1,523	$—	$808	$14,524	$4,617	$19,949	$(3,244)	1945-2000	11/17/2011	(2)
Rapids Waterpark West Palm Beach, Florida	(1)	$11,041	$—	$9,044	$6,688	$—	$16,647	$—	$9,405	$26,052	$(2,820)	1979 and 2007	6/29/2012	(2)
Soak City Palm Springs, California		$12,516	$—	$3,259	$1	$—	$6,613	$—	$1,635	$8,248	$(1,596)	In 2001	8/12/2013	(2)
Phoenix Wet n Wild Waterpark Phoenix, Arizona		$—	$8,715	$4,748	$325	$—	$—	$7,574	$4,088	$11,662	$(1,471)	In 2009	11/26/2013	(2)

Total		$364,661	$178,650	$231,706	$99,558	$—	$369,902	$170,970	$245,372	$786,244	$(255,883)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION—CONTINUED

As of December 31, 2015 (in thousands)

A summary of transactions in real estate and accumulated depreciation for the years ended December 31, 2015, 2014 and 2013 are as follows:

Balance at December 31, 2012	$2,216,709	Balance at December 31, 2012	$(355,891)
2013 Acquisitions	249,136	2013 Depreciation	(77,484)
2013 Dispositions and assets held for sale	(181,424)	2013 Accumulated depreciation on
2013 Impairment provision	(142,354)	dispositions and assets held for sale	18,159

Balance at December 31, 2013	$2,142,067	Balance at December 31, 2013	$(415,216)

2014 Acquisitions	169,417	2014 Depreciation	(64,652)
2014 Dispositions and assets held for sale	(1,108,581)	2014 Accumulated depreciation on dispositions and assets held for sale	200,327
2014 Impairment provision	(64,795)

Balance at December 31, 2014	$1,138,108	Balance at December 31, 2014	$(279,541)

2015 Acquisitions	—	2015 Depreciation	(36,866)
2015 Dispositions and assets held for sale	(271,464)	2015 Accumulated depreciation on dispositions and assets held for sale	60,524
2015 Impairment provision	(80,400)

Balance at December 31, 2015	$786,244	Balance at December 31, 2015	$(255,883)

FOOTNOTES:

(1)	The property is encumbered at December 31, 2015.
(2)	Buildings and improvements are depreciated over 39 years. Leasehold improvements are depreciation over their estimated useful lives.
(3)	The aggregate cost for federal income tax purposes is approximately $998.9 million.
(4)	We foreclosed on this property during the year ended December 31, 2014, as a result of default of the borrower.
(5)	Gross amounts are net of cumulative impairments recorded. Refer to Note 4. “Real Estate Investment Properties, net” in Item 8. “Financial Statements and Supplementary Data” for additional information.
(6)	Excludes properties classified as held for sale as of December 31, 2015.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE

December 31, 2015 (in thousands)

As of December 31, 2015 and 2014, mortgages and other notes receivable consisted of the following (in thousands):

Borrower (Description of Collateral Property)	Date of Loan Agreement(s)	Maturity Date	Interest Rate	Accrued Interest	Loan Principal Balance As of December 31,
					2015	2014
CMR Properties, LLC and CM Resort, LLC	6/15/2010	9/30/2022	9.0%-11.0%	$—	$—	$16,620
(one ski property)
Grand Prix Tampa, LLC	7/31/2011	7/31/2016	8.5%	—	—	3,395
(one attractions property)

Total				$—	—	20,015

Accrued interest					—	864
Acquisition fees, net					—	46
Loan loss provision					—	(1,564)

Total carrying amount					$—	$19,361

During the year ended December 31, 2015, the Company entered into agreements to receive early repayment of its two outstanding mortgage receivables at discounted amounts and as a result recorded loan loss provisions of approximately $9.3 million to reduce the mortgage receivables to realizable value. The Company collected its outstanding two mortgage and other notes receivable during 2015 and did not have any mortgages and other notes receivable outstanding as of December 31, 2015.

	2015	2014
Balance at beginning of period	$19,361	$117,963
Principal reduction	(9,828)	(83,468)
Foreclosed and converted to real estate	—	(7,745)
Loan loss provision	(9,319)	(3,270)
Write off of loan loss provision	—	1,008
Accrued and deferred interest	317	(4,791)
Acquisition fees allocated, net	(1)	(51)
Other	(530)	(285)

	$—	$19,361

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands except per share data)

	September 30, 2016	December 31, 2015
ASSETS
Real estate investment properties, net (including $57,213 and $58,832 related to consolidated variable interest entities, respectively)	$686,423	$712,589
Assets held for sale, net	105,354	42,719
Investment in unconsolidated entity	—	73,434
Cash	132,231	83,544
Deferred rent and lease incentives	27,592	43,992
Restricted cash	25,325	28,025
Other assets	16,945	16,778
Intangibles, net	16,042	16,487
Accounts and other receivables, net	9,310	11,893

Total Assets	$1,019,222	$1,029,461

LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgages and other notes payable (including $18,853 and $19,503 related to consolidated variable interest entities, respectively)	$147,737	$184,341
Liabilities related to assets held for sale	7,382	—
Other liabilities	26,118	27,160
Accounts payable and accrued expenses	13,072	12,845
Income tax liabilities	12,849	9,778
Due to affiliates	357	420

Total Liabilities	207,515	234,544

Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $.01 par value per share 200 million shares authorized and unissued	—	—
Excess shares, $.01 par value per share 120 million shares authorized and unissued	—	—
Common stock, $.01 par value per share
One billion shares authorized; 349,084 shares issued and 325,183 shares outstanding as of September 30, 2016 and December 31, 2015, respectively	3,252	3,252
Capital in excess of par value	2,863,833	2,863,833
Accumulated deficit	(299,818)	(364,236)
Accumulated distributions	(1,747,854)	(1,699,076)
Accumulated other comprehensive loss	(7,706)	(8,856)

Total Stockholders’ Equity	811,707	794,917

Total Liabilities and Stockholders’ Equity	$1,019,222	$1,029,461

See accompanying notes to condensed consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands except per share data)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues:
Rental income from operating leases	$33,669	$29,574	$105,645	$92,625
Property operating revenues	62,713	97,901	96,074	191,145
Interest income on mortgages and other notes receivable	—	125	—	1,481

Total revenues	96,382	127,600	201,719	285,251

Expenses:
Property operating expenses	33,389	56,531	72,032	146,525
Asset management fees to advisor	3,003	3,665	9,069	12,193
General and administrative	2,889	2,984	10,770	11,467
Ground lease and permit fees	2,315	2,426	8,668	7,819
Other operating expenses	4,054	1,731	10,058	4,875
Bad debt (recovery) expense	(227)	3,256	(18)	8,092
Loan loss provision	—	21	—	9,369
Impairment Provisions	8,142	1,428	8,142	1,428
Depreciation and amortization	16,237	19,807	49,694	63,463

Total expenses	69,802	91,849	168,415	265,231

Operating income	26,580	35,751	33,304	20,020

Other income (expense):
Interest and other (expense) income	(83)	309	978	1,066
Interest expense and loan cost amortization	(2,701)	(3,202)	(8,436)	(23,946)
Loss on extinguishment of debt	(25)	—	(25)	(21,065)
Equity in earnings (loss) of unconsolidated entities	—	1,162	1,290	3,940
Gain on purchase of controlling interest of investment in unconsolidated entity	—	—	30,025	—

Total other (expense) income	(2,809)	(1,731)	23,832	(40,005)
Income tax provision	(3,070)	(8,449)	(3,070)	(9,115)

Income (loss) from continuing operations	20,701	25,571	54,066	(29,100)
Income from discontinued operations	—	7,614	9,441	214,386

Net income before gain on sale of real estate and unconsolidated entity	20,701	33,185	63,507	185,286
Gain (loss) on sale of real estate	—	(1,064)	911	26,528
Gain from sale of unconsolidated entity	—	—	—	39,252

Net income	$20,701	$32,121	$64,418	$251,066

Net income per share of common stock (basic and diluted)
Continuing operations	$0.06	$0.08	$0.17	$0.11
Discontinued operations	—	0.02	0.03	0.66

Net income per share	$0.06	$0.10	$0.20	$0.77

Weighted average number of shares of common stock outstanding (basic and diluted)	325,183	325,183	325,183	325,183

See accompanying notes to condensed consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(in thousands)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net income	$20,701	$32,121	$64,418	$251,066
Other comprehensive income (loss):
Foreign currency translation adjustments	(761)	(2,254)	1,094	(4,084)
Changes in fair value of cash flow hedges:
Amortization of loss and loss on termination of cash flow hedges	—	—	—	180
Unrealized gain (loss) arising during the period	84	(53)	56	99

Total other comprehensive income (loss)	(677)	(2,307)	1,150	(3,805)

Net comprehensive income	$20,024	$29,814	$65,568	$247,261

See accompanying notes to condensed consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Nine Months Ended September 30, 2016 and the Year Ended December 31, 2015

(UNAUDITED)

(in thousands except per share data)

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Accumulated Distributions	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance at December 31, 2014	325,184	$3,252	$2,863,839	$(494,129)	$(1,211,302)	$(4,270)	$1,157,390
Net income	—	—	—	129,893	—	—	129,893
Redemption of common stock	(1)	—	(6)	—	—	—	(6)
Distributions, declared and paid ($1.5000 per share)	—	—	—	—	(487,774)	—	(487,774)
Foreign currency translation adjustment	—	—	—	—	—	(4,970)	(4,970)
Amortization of loss on termination of cash flow hedges	—	—	—	—	—	180	180
Current period adjustment to recognize changes in fair value of cash flow hedges (Note 8)	—	—	—	—	—	204	204

Balance at December 31, 2015	325,183	3,252	2,863,833	(364,236)	(1,699,076)	(8,856)	794,917

Net income	—	—	—	64,418	—	—	64,418
Distributions, declared and paid ($0.1500 per share)	—	—	—	—	(48,778)	—	(48,778)
Foreign currency translation adjustment	—	—	—	—	—	1,094	1,094
Current period adjustment to recognize changes in fair value of cash flow hedges (Note 8)	—	—	—	—	—	56	56

Balance at September 30, 2016	325,183	$3,252	$2,863,833	$(299,818)	$(1,747,854)	$(7,706)	$811,707

See accompanying notes to condensed consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2016	2015
Operating activities:
Net cash provided by operating activities	$95,031	$80,940

Investing activities:
Capital expenditures	(21,802)	(35,787)
Proceeds from sale of real estate	50,456	757,944
Proceeds from sale of unconsolidated entity	—	139,501
Contribution to unconsolidated entity	(5,839)	(54,572)
Cash assumed through purchase of controlling interest of investment in unconsolidated entity	11,861	—
Proceeds from insurance	1,700	3,907
Principal payments received on mortgage loans receivable	—	2,258
Changes in restricted cash	5,816	11,671

Net cash provided by investing activities	42,192	824,922

Financing activities:
Redemption of common stock	—	(6)
Distributions to stockholders	(48,778)	(48,777)
Principal payments on line of credit	—	(152,500)
Principal payments on mortgage loans and senior notes	(37,514)	(527,975)
Principal payments on capital leases	(2,233)	(2,539)
Payments of loan costs	—	(239)

Net cash used in financing activities	(88,525)	(732,036)

Effect of exchange rate fluctuations on cash	(11)	(85)

Net increase in cash	48,687	173,741
Cash at beginning of period	83,544	136,985

Cash at end of period	$132,231	$310,726

Supplemental disclosure of non-cash investing activities:
Net increase in real estate and other working capital due to consolidation of unconsolidated entity	$18,164	$—

Supplemental disclosure of non-cash financing activities:
Assumption of mortgage loans by third party	$—	$151,478

See accompanying notes to condensed consolidated financial statements.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

1.	Organization and Nature of Business:

CNL Lifestyle Properties, Inc. (the “Company”), was organized in Maryland on August 11, 2003. The Company believes it has operated and has elected to be taxed as a real estate investment trust (a “REIT”) for federal income tax. In November 2016, the Company determined it needed to accrue a provision for income tax in connection with retaining its REIT status, as described further in Note 2, “Significant Accounting Policies.” The Company generally invests in lifestyle properties in the United States that are primarily leased on a long-term (generally five to 20 years, plus multiple renewal options), triple-net or gross basis to tenants or operators that the Company considers to be industry leading. In the event of certain tenant defaults, the Company has engaged third-party managers to operate properties on its behalf until they are re-leased. The Company has engaged CNL Lifestyle Advisor Corporation (the “Advisor”) as its advisor to provide management, acquisition, disposition, advisory and administrative services.

As of September 30, 2016, the Company owned 43 lifestyle properties directly within the following asset classes: ski and mountain lifestyle and attractions. Seven of these properties were held for sale and three are located in Canada.

In March 2014, the Company engaged Jefferies LLC (“Jefferies”), a leading global investment banking and advisory firm, to assist the Company’s management and its board of directors in actively evaluating various strategic alternatives to provide liquidity to the Company’s shareholders. In connection with this process, during 2014 and 2015, the Company sold 104 properties and an interest in one unconsolidated joint venture, which included its entire golf portfolio (consisting of 48 properties), its multi-family development property, its 81.98% interest in the DMC Partnership to its co-venture partner, its senior housing portfolio (consisting of 38 properties), 12 of its 17 marinas properties, four attractions properties and one ski and mountain lifestyle property. The Company used the net sales proceeds from the sale of these properties to repay indebtedness during 2014 and 2015 and also provided stockholders with partial liquidity when it made a special distribution to stockholders during December 2015. Additionally, during the first nine months of 2016, the Company (i) sold its remaining five marinas properties and its unimproved land for aggregate net sales proceeds of approximately $50.4 million, (ii) acquired the remaining 20% interest in the Intrawest Venture from its co-venture partner, and (iii) as of September 30, 2016 had contracts in place to sell seven ski and mountain lifestyle properties which were classified as held for sale.

2.	Significant Accounting Policies:

Principles of Consolidation and Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles in the United States (“GAAP”). The unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which, in the opinion of management are necessary for the fair statement of the Company’s results for the interim period presented. Operating results for the quarter and nine months ended September 30, 2016 may not be indicative of the results that may be expected for the year ending December 31, 2016. Amounts as of December 31, 2015 included in the unaudited condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date but do not include all disclosures required by GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

2.	Significant Accounting Policies (Continued):

The accompanying unaudited condensed consolidated financial statements include the Company’s accounts, the accounts of wholly owned subsidiaries or subsidiaries for which the Company has a controlling interest, the accounts of variable interest entities (“VIEs”) in which the Company is the primary beneficiary, and the accounts of other subsidiaries over which the Company has a controlling financial interest. All material intercompany accounts and transactions have been eliminated in consolidation.

In accordance with the guidance for the consolidation of VIEs, the Company analyzes its variable interests, including loans, leases, guarantees, and equity investments, to determine if the entity in which it has a variable interest is a VIE. The Company’s analysis includes both quantitative and qualitative reviews. The Company bases its quantitative analysis on the forecasted cash flows of the entity and its qualitative analysis on its review of the design of the entity, its organizational structure including decision-making ability and financial agreements. The Company also uses its quantitative and qualitative analyses to determine if it is the primary beneficiary of the VIE, and if such determination is made, it includes the accounts of the VIE in its consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the disclosure of contingent liabilities. For example, significant estimates and assumptions are made in connection with the allocation of purchase price and the analysis of real estate, equity method investments and impairments. Actual results could differ from those estimates.

Reclassifications—Certain amounts in the prior year’s condensed consolidated financial statements have been reclassified to conform to current year presentation with no effect on previously reported net loss or equity. See “Adopted Accounting Pronouncements” below and Note 4. “Assets Held for Sale, net and Discontinued Operations” for additional information.

Revision of Previously Issued Financial Statement—The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended and related regulations beginning with the year ended December 31, 2004. As a REIT, the Company generally is not subject to federal corporate income taxes provided it distributes at least 100% of its REIT taxable income and capital gains and meets certain other requirements for qualifying as a REIT. Subject to compliance with applicable tax law, certain properties may be operated using an eligible third-party manager. In those cases, taxable income from those operations may be subject to federal income tax.

During the fourth quarter of 2016, the Company determined that five tenants from whom it received leasehold income may be viewed for federal income tax purposes as the same party who also serves as an eligible third-party manager, also known as an “independent contractor” (within the meaning of section 856(d)(3) of the Code) on behalf of the Company with respect to two properties for which the Company previously made an election pursuant to applicable Treasury Regulations to treat such properties as “foreclosure property.” If, because of the relationship between the tenant entities and the independent contractor entities, the Company is viewed as deriving or receiving income from the independent contractor, it could affect the Company’s compliance with the federal income tax rules applicable to REITs. The “foreclosure property” elections would have terminated and, as of the first day following such terminations, the gross income the Company derived from such properties would not be qualifying income under the gross income tests that are applicable to REITs. In order to maintain qualification as a REIT, the Company annually must satisfy certain tests regarding the source of its gross income.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

2.	Significant Accounting Policies (Continued):

The applicable federal income tax rules provide a “savings clause” for REITs that fail to satisfy the REIT gross income tests if such failure is due to reasonable cause and not due to willful neglect and the REIT complies with certain disclosure and filing requirements. A REIT that qualifies for the savings clause will retain its REIT status but may be required to pay a tax under section 857(b)(5) of the Code and related interest.

As a result of our determination that we may not have satisfied the gross income test described above throughout 2015, the Company’s previously issued financial statements did not appropriately reflect tax expense associated with unqualified gross income in the periods in which such income was earned. The impact of this misstatement was approximately $0.7 million for the three months ended June 30, 2015, an additional $8.4 million for the three months ended September 30, 2015, and an additional $0.7 million for the three months ended December 31, 2015. There was no impact to the three months ended March 31, 2015 related to this misstatement due to the timing of the period in which the income was earned. Additionally, the Company has self-insured retention amounts for certain properties. Accordingly, under GAAP, the Company should establish a liability for both known claims and claims that are incurred but not reported (“IBNR”). The Company determined that the methodology utilized to establish its IBNR did not appropriately consider all costs to settle its claims related to IBNR claims. The impact of this misstatement was approximately $0.7 million for the quarter ended March 31, 2015 and approximately $0.3 million for each of the quarters ended June 30, 2015, September 30, 2015 and December 31, 2015.

Management evaluated the impact of the above misstatements on all previously issued financial statements and concluded that the previously issued financial statements were not materially misstated. However, the impact of recording the misstatements in the current period would be material to the quarter ended September 30, 2016 and the estimated results for the year ended December 31, 2016. Accordingly, the Company has revised its condensed consolidated financial statements as of and for the year ended December 31, 2015, for the interim periods of 2015 for the quarter ended March 31, 2015, for the quarter and six months ended June 30, 2015, and for the quarter and nine months ended September 30, 2015 presented in this Report on Form 10-Q.

The following changes have been made to the Company’s previously issued consolidated balance sheet, statements of operations and statements of comprehensive income (in thousands, except per share amounts). No changes were made to the consolidated statement of cash flows.

	December 31, 2015
	As Reported	Adjustment	As Revised
Accounts payable and accrued expenses	$11,361	$1,484	$12,845
Income tax liabilities	—	9,778	9,778
Total Liabilities	223,282	11,262	234,544
Accumulated deficit	(352,974)	(11,262)	(364,236)
Total Stockholders’ Equity	806,179	(11,262)	794,917

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

2.	Significant Accounting Policies (Continued):

The following changes have been made to the Company’s unaudited condensed consolidated statements of operations (in thousands, except per share amounts):

	Quarter Ended March 31, 2015
	As Reported	Adjustment	As Revised
Expenses
Property operating expenses	$37,038	$660	$37,698
Income from continuing operations	(14,607)	(660)	(15,267)
Net income	$(7,555)	$(660)	$(8,215)
Net income per share of common stock (basic and diluted):
Continuing operations	$(0.04)	$(0.01)	$(0.05)
Net income per share	$(0.02)	$(0.01)	$(0.03)

	Quarter Ended June 30, 2015			Six Months Ended June 30, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Expenses
Property operating expenses	$52,021	$275	$52,296	$89,059	$935	$89,994
Other income (expense)
Income tax provision	—	(666)	(666)	—	(666)	(666)
Income from continuing operations	(38,208)	(941)	(39,149)	(52,815)	(1,601)	(54,416)
Net income before gain on sale of real estate and unconsolidated entity	161,512	(941)	160,571	153,957	(1,601)	152,356
Net income	$228,101	$(941)	$227,160	$220,546	$(1,601)	$218,945
Net income per share of common stock (basic and diluted):
Continuing operations	$0.09	$—	$0.09	$0.04	$(0.01)	$0.03
Net income per share	$0.70	$—	$0.70	$0.68	$(0.01)	$0.67

	Quarter Ended September 30, 2015			Nine Months Ended September 30, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Expenses
Property operating expenses	$56,256	$275	$56,531	$145,315	$1,210	$146,525
Other income (expense)
Income tax provision	—	(8,449)	(8,449)	—	(9,115)	(9,115)
Income from continuing operations	34,295	(8,724)	25,571	(18,775)	(10,325)	(29,100)
Net income before gain on sale of real estate and unconsolidated entity	41,909	(8,724)	33,185	195,611	(10,325)	185,286
Net income	$40,845	$(8,724)	$32,121	$261,391	$(10,325)	$251,066
Net income per share of common stock (basic and diluted):
Continuing operations	$0.11	$(0.03)	$0.08	$0.14	$(0.03)	$0.11
Net income per share	$0.13	$(0.03)	$0.10	$0.80	$(0.03)	$0.77

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

2.	Significant Accounting Policies (Continued):

	Quarter Ended December 31, 2015			Year Ended December 31, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Expenses
Property operating expenses	$27,312	$274	$27,586	$172,627	$1,484	$174,111
Other income (expense)
Income tax provision	—	(663)	(663)	—	(9,778)	(9,778)
Income from continuing operations	(130,842)	(937)	(131,779)	(149,362)	(11,262)	(160,624)
Net income before gain on sale of real estate and unconsolidated entity	(140,302)	(937)	(141,239)	55,309	(11,262)	44,047
Net income	$(120,236)	$(937)	$(121,173)	$141,155	$(11,262)	$129,893
Net income per share of common stock (basic and diluted):
Continuing operations	$(0.34)	$—	$(0.34)	$(0.20)	$(0.03)	$(0.23)
Net income per share	$(0.37)	$—	$(0.37)	$0.43	$(0.03)	$0.40

The following changes have been made to the Company’s unaudited condensed consolidated statements of comprehensive income (in thousands):

	Quarter Ended March 31, 2015
	As Reported	Adjustment	As Revised
Net loss	$(7,555)	$(660)	$(8,215)
Net comprehensive income	(2,448)	(660)	(3,108)

	Quarter Ended June 30, 2015			Six Months Ended June 30, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Net income	$228,101	$(941)	$227,160	$220,546	$(1,601)	$218,945
Net comprehensive income	229,051	(941)	228,110	219,048	(1,601)	217,447

	Quarter Ended September 30, 2015			Nine Months Ended September 30, 2015
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Net income	$40,845	$(8,724)	$32,121	$261,391	$(10,325)	$251,066
Net comprehensive income	38,538	(8,724)	29,814	257,586	(10,325)	247,261

	Year Ended December 31, 2015
	As Reported	Adjustment	As Revised
Net income	141,155	(11,262)	129,893
Net comprehensive income	136,569	(11,262)	125,307

Adopted Accounting Pronouncements—In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” which requires amendments to both the VIE and voting models. The amendments (i) modify the identification of variable interests (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

2.	Significant Accounting Policies (Continued):

determination under the VIE model, and (ii) eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company adopted this ASU effective January 1, 2016. The adoption of this ASU did not result in any changes to conclusions about whether the Company’s three wholly-owned entities with purchase options were VIEs or whether the Company was the primary beneficiary of these entities. Additionally, it did not result in any changes to conclusions in relation to its investment in the Intrawest Venture, its unconsolidated joint venture. In April 2016, the Company acquired the remaining 20% interest in the Intrawest Venture from its co-venture partner. The Company’s acquisition of the 20% interest was deemed a reconsideration event and the Company determined that this now wholly-owned entity was no longer a VIE. Refer to Note 6, “Unconsolidated Entities” for additional information.

During 2015, the FASB issued ASU 2015-03, “Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” and also issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements.” The Company adopted ASU 2015-03 and ASU 2015-15 on January 1, 2016, which impacted the Company’s presentation of loan costs related to its borrowings and line of credit arrangement on its consolidated financial position but did not have a material impact on the Company’s consolidated results of operations or cash flows. As permitted by ASU 2015-03, the Company has retrospectively adjusted the presentation of loan costs related to its mortgage and notes payables and presented these loan costs as a direct deduction from the carrying amount of the debt payable for all periods presented. As permitted by ASU 2015-15, the Company did not change the presentation of loan costs related to its line of credit arrangement and continued to present these loan costs as Other Assets on the statement of financial position.

The following table provides additional details by financial statement line item of the adjusted presentation in the Company’s condensed consolidated balance sheet as of December 31, 2015 (in thousands):

	As Filed December 31, 2015	Adjustments	Adjusted December 31, 2015
Other assets	$18,176	$(1,398)	$16,778
Mortgages and other notes payable	$185,739	$(1,398)	$184,341

Recent Accounting Pronouncements—In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” as a new ASC topic (Topic 606). The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard further provides guidance for any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards (for example, lease contracts). In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers: Deferral of Effective Date” which defers the original effective date of ASU 2014-09 by one year. ASU 2014-09 is now effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period, with earlier adoption permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. ASU 2014-09 can be adopted using one of two retrospective application methods: 1)

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

2.	Significant Accounting Policies (Continued):

retrospectively to each prior reporting period presented or 2) as a cumulative-effect adjustment as of the date of adoption. The Company has determined that it will not early adopt ASU 2014-09 and is still evaluating the impact the adoption of this ASU will have on the Company’s consolidated financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842): Accounting for Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The ASU requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The ASU further modifies lessors’ classification criteria for leases and the accounting for sales-type and direct financing leases. The ASU will also require qualitative and quantitative disclosures designed to give financial statement users additional information on the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The ASU is to be applied using a modified retrospective approach. The Company is currently evaluating the impact of this ASU. However its adoption is expected to have a significant effect on the Company’s consolidated financial position, results of operations and cash flows.

3.	Real Estate Investment Properties, net:

As of September 30, 2016 and December 31, 2015, real estate investment properties consisted of the following (in thousands):

	September 30, 2016	December 31, 2015
Land and land improvements	$376,944	$369,902
Leasehold interests and improvements	171,305	170,970
Buildings	249,422	245,372
Equipment	516,287	506,935
Less: accumulated depreciation and amortization	(627,535)	(580,590)

	$686,423	$712,589

For the quarter and nine months ended September 30, 2016, the Company had depreciation and amortization expense of approximately $16.0 million and $49.2 million, respectively, as compared to approximately $19.6 million and $63.0 million, respectively, for the quarter and nine months ended September 30, 2015.

The Company evaluates its properties on an ongoing basis, including any changes to intended use of the properties, operating performance of its properties or plans to dispose of assets to determine if the carrying value is recoverable. As described above in Note 1. “Organization and Nature of Business,” management and its board of directors have been actively evaluating various strategic alternatives to provide liquidity to the Company’s stockholders. On November 2, 2016, as further described below in Note 12. “Subsequent Events,” the Company entered into a purchase and sale agreement for the sale of its remaining 36 properties. The Company determined that the book value of certain of its ski and mountain lifestyle properties exceeded the estimated sales price less estimated costs to sell and as a result recorded an impairment provision of approximately $8.1 million as of September 30, 2016.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

4.	Assets Held for Sale, net and Discontinued Operations:

Assets Held for Sale, net—The Company had classified seven and six properties as assets held for sale as of September 30, 2016 and December 31, 2015, respectively. The following table presents the net carrying value of the properties classified as held for sale (in thousands):

	September 30, 2016	December 31, 2015
Land and land improvements, net	$14,191	$5,673
Leasehold interests and improvements, net	—	27,184
Building and building improvements, net	74,118	6,352
Equipment, net	222	1,378
Intangibles, net	16,823	—
Restricted cash	—	1,408
Accounts and other receivables, net	—	699
Other Assets	—	25

Total	$105,354	$42,719

Associated Liabilities Held for Sale—As of September 30, 2016, the Company had below market lease intangibles of approximately $7.4 million associated with the assets of its seven ski and mountain lifestyle properties held for sale. There were no associated liabilities held for sale as of December 31, 2015.

As of December 31, 2015, the Company had six properties classified as held for sale. During the nine months ended September 30, 2016, the Company sold its remaining five marina properties and its unimproved land. The Company received aggregate sales proceeds net of closing costs for the sale of these properties of approximately $50.4 million, which resulted in aggregate gains of approximately $10.6 million for financial reporting purposes, of which approximately $0.9 million and $9.7 million was recorded in continuing operations and discontinued operations, respectively. No disposition fee was payable to the Advisor on the sale of the five marina properties or the unimproved land.

On April 1, 2016, as described in Note 6, “Unconsolidated Entities,” the Company acquired the remaining 20% interest in the Intrawest Venture, from its co-venture partner and held a combined 100% controlling interest in the Intrawest Venture entities that owned seven ski and mountain lifestyle properties. In addition, upon acquisition the Company agreed to sell these seven properties and as of September 30, 2016, had seven properties classified as held for sale.

The Company accounted for the revenues and expenses related to seven ski and mountain lifestyle properties classified as held for sale (effective April 2016, when they became wholly-owned), and one undeveloped land sold during 2016 as income from continuing operations because the sale of these properties did not cause a strategic shift in the Company nor were the sales considered to have a major impact on the Company’s business. Accordingly, they did not qualify as discontinued operations under ASU 2014-08, which the Company adopted on January 1, 2015.

Discontinued Operations—The Company classified the revenues and expenses related to the 38 senior housing and 17 marina properties, originally identified as held for sale in 2014, as discontinued operations in the accompanying unaudited condensed consolidated statements of operations for all periods presented.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

4.	Assets Held for Sale, net and Discontinued Operations (Continued):

The following table is a summary of income from discontinued operations for the quarter and nine months ended September 30, 2016 and 2015 (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues	$—	$12,482	$3,838	$60,496
Expenses	—	(10,286)	(3,189)	(43,774)
Impairment provision	—	—	—	(7,749)

Operating income	—	2,196	649	8,973
Gain on sale of real estate	—	4,266	9,687	210,891
Gain (loss) on extinguishment of debt	—	486	(308)	(2,042)
Gain (loss) on retirement of fixed assets	—	1,024	(1,000)	1,492
Other income (expense)	—	(358)	413	(4,928)

Income from discontinued operations	$—	$7,614	$9,441	$214,386

5.	Intangibles, net:

The gross carrying amount and accumulated amortization of the Company’s intangible assets and liabilities as of September 30, 2016 and December 31, 2015 are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	September 30, 2016 Net Book Value
In place leases	$11,240	$(5,495)	$5,745
Trade name (infinite-lived)	10,297	—	10,297

Total	$21,537	$(5,495)	$16,042

	Gross Carrying Amount	Accumulated Amortization	December 31, 2015 Net Book Value
In place leases	$11,203	$(5,013)	$6,190
Trade name (infinite-lived)	10,297	—	10,297

Total	$21,500	$(5,013)	$16,487

For each of the quarter and nine months ended September 30, 2016 and 2015, the Company had amortization expense of approximately $0.2 million and $0.5 million, respectively, excluding properties that the Company classified as discontinued operations.

6.	Unconsolidated Entities:

As of December 31, 2015, the Company held an 80% ownership interest in the Intrawest Venture with a carrying value of approximately $73.4 million. The Company had classified its investment in the Intrawest Venture, an unconsolidated entity, as a VIE and concluded it was not the primary beneficiary. As part of the Company’s

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

6.	Unconsolidated Entities (Continued):

evaluation of strategic alternatives to provide stockholders with liquidity of their investment, as described further in Note 1, “Organization and Nature of Business,” the Company initiated the buy-sell process permitted under the partnership agreement of the Intrawest Venture. In July 2015, the co-venture partner of the Intrawest Venture accepted the Company’s offer to acquire the co-venture partner’s 20% non-controlling interest in the Intrawest Venture in accordance with the buy-sell provisions of the Intrawest Venture partnership agreement, subject to satisfaction of certain terms and conditions. Effective April 1, 2016, the Company satisfied the terms and conditions under the buy-sell provisions of the partnership agreement and acquired its co-venture partner’s 20% interest in the Intrawest Venture for a nominal amount. In conjunction with the acquisition of the remaining 20% interest, in April 2016, the Company contributed $5.8 million to the Intrawest Venture and the Intrawest Venture used the proceeds and repaid a mezzanine loan from its joint venture partner and related accrued interest of $5.8 million.

The acquisition of the co-venture partner’s 20% non-controlling interest, which resulted in the Company owning a combined 100% controlling interest in the Intrawest Venture, was deemed a VIE reconsideration event and the Company determined that the Intrawest Venture was no longer a VIE. As a result of the Company’s 100% controlling interest in the Intrawest Venture, which owned seven ski and mountain lifestyle properties, the Company began consolidating all of the assets, liabilities and results of operations in the Company’s consolidated financial statements effective April 1, 2016. In addition, as part of the Company’s evaluation of strategic alternatives, upon acquiring the 20% interest, the Company agreed to sell the seven ski and mountain lifestyle properties, classified them as held for sale and the entities that owned these properties ceased recording depreciation on these seven properties. In May and June 2016, the Company entered into purchase and sale agreements for the sale of the seven ski and mountain lifestyle properties owned by the Intrawest Venture. The expected sales proceeds, net of expected closing costs, approximated the carrying value of the properties. See Note 12, “Subsequent Events” for additional information.

On April 1, 2016, the nominal consideration paid to acquire the remaining 20% interest, along with the approximate $79.5 million carrying value of the Company’s investment in the unconsolidated entity, was less than the fair value of the net assets acquired, which resulted in a gain of approximately $30.0 million in connection with this transaction. The Company determined the fair values of the real estate based on anticipated sales proceeds from the anticipated sale of the seven ski and mountain lifestyle properties, less costs to sell. The Company determined that the fair value of cash, trade receivables and trade payable (“Working Capital, net”) approximated their carrying values.

The following summarizes the allocation of the estimated fair values of the assets acquired and liabilities assumed as of April 1, 2016 (in thousands):

Land and land improvements	$14,208
Buildings and building improvements	74,253
Intangibles (1)	9,449
Cash assumed	11,861
Working capital, net	(267)

Net assets upon acquisitions of 20% non-controlling interest and consolidation	$109,504

FOOTNOTES:

(1)	Intangibles were comprised of approximately $13.7 million, $3.1 million and $(7.4) million of in-place lease, above-market lease and below-market lease intangible assets (liabilities), respectively.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

6.	Unconsolidated Entities (Continued):

The following summarizes the gain that resulted from the change of control in the unconsolidated equity method investment for the nine months ended September 30, 2016 (in thousands):

Fair value of new assets upon acquisition of 20% non-controlling interest and consolidation	$109,504
Less: Investment in unconsolidated entity	(79,479)

Gain on purchase of controlling interest of investment in unconsolidated entity	$30,025

The revenues and net income attributable to the Company’s acquisition of the Intrawest Venture were approximately $4.0 million and $1.4 million, respectively, for the quarter ended September 30, 2016 and approximately $7.9 million and $3.9 million, respectively, for the nine months ended September 30, 2016. There were no acquisitions in 2015.

The following table presents the unaudited pro forma results of operations for the Company as if the April 1, 2016 acquisition of the remaining 20% interest in the Intrawest Venture was acquired as of January 1, 2015 (in thousands except per share data):

	(Unaudited)		(Unaudited)
	Quarter Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues	$96,382	$132,103	$206,462	$299,060

Net income	$20,701	$32,990	$65,697	$255,520

Income per share of common stock (basic and diluted)	$0.06	$0.10	$0.20	$0.79

Weighted average number of shares of common stock outstanding (basic and diluted)	325,183	325,183	325,183	325,183

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

6.	Unconsolidated Entities (Continued):

The following tables present financial information for the Company’s investment in the Intrawest Venture, its unconsolidated entity, for the nine months ended September 30, 2016 (which effective April 1, 2016, the Intrawest Venture became wholly-owned by the Company) and for the Company’s investments in the Intrawest Venture and DMC Partnership for the quarter and nine months ended September 30, 2015 (in thousands):

	Nine Months Ended September 30, 2016
	Intrawest Venture (1)
Revenues	$4,743
Property operating expenses	(2,683)
Depreciation and amortization	(784)
Interest expense and other income (expense)	(379)

Net income	$897

Loss allocable to other venture partners (2)	$(410	)(3)

Income allocable to the Company (2)	$1,307
Amortization of capitalized costs	(17)

Equity in earnings of unconsolidated entities	$1,290

Distribution declared to the Company	$1,423

Distributions received by the Company	$1,074

	Quarter Ended September 30, 2015
	Intrawest Venture
Revenues	$4,503
Property operating expenses	(2,449)
Depreciation and amortization	(807)
Interest expense and other income (expense)	(476)

Net income (loss)	$771

Income (loss) allocable to other venture partners (2)	$(408	)(3)

Income allocable to the Company (2)	$1,179
Amortization of capitalized costs	(17)

Equity in earnings of unconsolidated entities	$1,162

Distribution declared to the Company	$1,592

Distributions received by the Company	$918

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

6.	Unconsolidated Entities (Continued):

	Nine Months Ended September 30, 2015
	DMC Partnership (4)	Intrawest Venture		Total
Revenues	$10,743	$13,809		$24,552
Property operating expenses	(173)	(7,788)		(7,961)
Depreciation and amortization	(3,038)	(3,375)		(6,413)
Interest expense and other income (expense)	(1,555)	(2,294)		(3,849)

Net income	$5,977	$352		$6,329

Income (loss) allocable to other venture partners (2)	$3,477	$(1,204	)(3)	$2,273

Income allocable to the Company (2)	$2,500	$1,556		$4,056
Amortization of capitalized costs	(25)	(91)		(116)

Equity in earnings of unconsolidated entities	$2,475	$1,465		$3,940

Distribution declared to the Company	$3,698	$6,142		$9,840

Distributions received by the Company	$6,558	$5,093		$11,651

FOOTNOTES:

(1)	In April 2016, the Company acquired its co-venture partner’s 20% interest in the Intrawest Venture.
(2)	Income (loss) is allocated between the Company and its venture partner using the hypothetical liquidation book value (“HLBV”) method of accounting.
(3)	This amount includes the venture partner’s portion of interest expense on a loan which the partners made to the venture. These amounts are treated as distributions for the purposes of the HLBV calculation.
(4)	The Company sold its 81.98% interest in the DMC Partnership in April 2015.

7.	Indebtedness:

Line of Credit—In August 2016, the Company terminated its $100.0 million revolving line of credit.

Mortgages and Other Notes Payable—During the nine months ended September 30, 2016, the Company sold its remaining five marinas properties and used a portion of the net sales proceeds to repay approximately $10.5 million of outstanding indebtedness collateralized by three of the marina properties. In addition, the Company repaid outstanding indebtedness of approximately $18.2 million collaterialized by one attractions property which was scheduled to mature in September 2016 and $8.8 million in scheduled principal payments under its mortgage loans.

The estimated fair market value and carrying value of the Company’s mortgages and other notes payable were approximately $148.3 million and $148.3 million, respectively, as of September 30, 2016. The estimated fair market value of the Company’s debt was determined based on rates and spreads the Company would expect to obtain for similar borrowings with similar loan terms. Because this methodology includes inputs that are less observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values related to the Company’s mortgage notes payable is categorized as Level 3 on the three-level valuation hierarchy. The estimated fair value of accounts payable and accrued expenses approximates the carrying value as of September 30, 2016 because of the relatively short maturities of the obligations.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

8.	Fair Value Measurements:

As of September 30, 2016 and December 31, 2015, the Company’s one hedge qualified as highly effective and, accordingly, all of the change in value is reflected in other comprehensive income (loss). Determining fair value and testing effectiveness of these financial instruments requires management to make certain estimates and judgments. Changes in assumptions could have a positive or negative impact on the estimated fair values and measured effectiveness of such instruments could, in turn, impact the Company’s results of operations.

The Company’s derivative instrument is valued primarily based on inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, volatilities, and credit risks) and is classified as Level 2 in the fair value hierarchy. The valuation of the derivative instrument also includes a credit value adjustment which is a Level 3 input. However, the impact of the assumption is not significant to its overall valuation calculation, and therefore the Company considers its derivative instrument to be classified as Level 2. The fair value of the derivative instrument is included in other liabilities in the accompanying unaudited condensed consolidated balance sheets.

The Company had seven properties classified as assets held for sale as of September 30, 2016, which were carried at fair value, based on estimated sales price, less costs to sell. The Company had 14 real estate investment properties that were carried at fair value as of December 31, 2015, as a result of writing down the book values of these properties to their estimated fair values based on estimated discounted cash flows and residual values during 2015. The Company had six additional properties that were classified as assets held for sale that were carried at fair value at December 31, 2015, based on estimated sales price less costs to sell. The Level 3 unobservable inputs used in determining the fair value of the real estate properties include, but are not limited to, appraisal information from an independent appraisal firm affiliated with the independent investment banking firm engaged as our valuation advisor, comparable sales transactions and other information from brokers and potential buyers, as applicable.

The following tables show the fair value of the Company’s financial assets and liabilities carried at fair value as of September 30, 2016 and December 31, 2015, as follows (in thousands):

	Fair Value Measurement as of September 30, 2016	Level 1	Level 2	Level 3
Assets:
Assets held for sale	$105,354	$—	$—	$105,354

Liabilities:
Liabilities related to assets held for sale	$7,382	$—	$—	$7,382
Derivative instrument	562	—	562	—

	$7,944	$—	$562	$7,382

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

8.	Fair Value Measurements (Continued):

	Fair Value Measurement as of December 31, 2015	Level 1	Level 2	Level 3
Assets:
Real estate investment properties, net	$184,061	$—	$—	$184,061
Assets held for sale, net	40,588	—	—	40,588

	$224,649			$224,649

Liabilities:
Derivative instrument	$618	$—	$618	$—

9.	Related Party Arrangements:

For the quarter and nine months ended September 30, 2016 and 2015, the Advisor earned fees and incurred reimbursable expenses as follows (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Asset management fees (1)	$3,003	$3,702	$9,292	$15,853

Reimbursable expenses: (2)
Operating expenses	1,111	1,157	3,957	4,286

Total fees earned and reimbursable expenses	$4,114	$4,859	$13,249	$20,139

FOOTNOTES:

(1)	Amounts recorded as asset management fees to Advisor include fees related to properties that are classified as assets held for sale that are included as discontinued operations in the accompanying unaudited condensed consolidated statements of operations.
(2)	Amounts representing operating expenses are recorded as part of general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations.

Amounts due to affiliates for operating expenses described above were approximately $0.4 million as of September 30, 2016 and December 31, 2015.

10.	Stockholders’ Equity:

For each of the nine months ended September 30, 2016 and 2015, the Company declared and paid distributions of approximately $48.8 million ($0.15 per share).

11.	Commitments and Contingencies:

From time to time, the Company may be a party to legal proceedings in the ordinary course of, or incidental to the normal course of, its business, including proceedings to enforce its contractual or statutory rights. While the Company cannot predict the outcome of these legal proceedings with certainty, based upon currently available information, the Company does not believe the final outcome of any pending or threatened legal proceeding will have a material adverse effect on its results of operations or financial condition.

CNL LIFESTYLE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2016

(UNAUDITED)

12.	Subsequent Events:

In October 2016, the Company sold the seven ski and mountain lifestyle properties that were classified as held for sale as of September 30, 2016. The net sales proceeds, after the payment of closing costs, for these properties was approximately $98.0 million, which approximated the net carrying value of the properties. No disposition fee was payable to the Advisor on the sale of these seven properties.

On November 2, 2016, the Company entered into a purchase and sale agreement for the sale of its remaining 36 properties (the “Sale Agreement”) for approximately $830.0 million, as previously disclosed on Form 8-K filed on November 2, 2016. In connection with the transaction contemplated by the Sale Agreement, on November 1, 2016, the Company’s board approved a plan of liquidation and dissolution (the “Plan of Dissolution”). The Sale Agreement and the Plan of Dissolution will be subject to approval by the Company’s stockholders to be held in accordance with the Company’s bylaws upon approval by the U.S. Securities and Exchange Commission of a joint prospectus proxy statement relating thereto. The board also declared a special cash distribution of $162.6 million, or $0.50 per share. In addition, in light of the Plan of Dissolution, the Board also approved the suspension of the Company’s quarterly cash distribution on its common stock effective as of the fourth quarter distribution.

Annex A

Execution Copy

PURCHASE AND SALE AGREEMENT

by and among

CNL LIFESTYLE PROPERTIES, INC.,

CLP PARTNERS, LP,

EPR PROPERTIES,

SKI RESORT HOLDINGS LLC

and

THE OTHER SELLERS NAMED HEREIN

Dated as of November 2, 2016

EXHIBITS

Exhibit A	Form of Financing Documents (Promissory Note and Mortgage)

Exhibit B	Forms of U.S. Asset Assignment Agreement and Equity Assignment Agreement

Exhibit C	Form of Canadian Assignment Agreement

Exhibit D	Form of Personal Property Lease Assignment

Exhibit E	Form of Operating Partnership Assignment Agreement

Exhibit F	Form of Trademark Assignment Agreement

Exhibit G	Form of Non-Foreign Status Affidavit

Exhibit H	Form of Release Agreement

Exhibit I	Form of Assignment of the Mountain High Loan

Exhibit J	Purchase Price Adjustments, Prorations and Credits

Exhibit K	Form of Canadian Escrow Agreement

Exhibit L	Form of Sales Tax Escrow Agreement

Exhibit M	Intellectual Property Corrective Changes

Exhibit N	Transfer Tax Responsibility

Exhibit O	Form of Resignation

Exhibit P	Form of Tenant Estoppel Bring-Down Letter

Exhibit Q	Form of Ground Lessor Estoppel Bring-Down Letter

Exhibit R	Form of Tax Opinion

Exhibit S	Title Insurance Expenses

SCHEDULES

Schedule 1	Attractions Equity Sellers

Schedule 2	Ski Equity Sellers

Schedule 3	U.S. Attractions Asset Sellers

Schedule 4	U.S. Ski Asset Sellers

Schedule 5	Ski Target Companies

Schedule 6	Attractions Target Companies

Schedule 7	TRS Subsidiaries

Execution Copy

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT, dated as of November 2, 2016 (this “Agreement”), is made by and among EPR Properties, a Maryland real estate investment trust (the “Attractions Purchaser”), Ski Resort Holdings LLC, a Delaware limited liability company (the “Ski Purchaser”), CNL Lifestyle Properties, Inc., a Maryland corporation (the “Company”), CLP Partners, LP, a Delaware limited partnership (the “Operating Partnership”), each of the entities listed on Schedule 1 (the “Attractions Equity Sellers”), each of the entities listed on Schedule 2 (the “Ski Equity Sellers” and, collectively with the Attractions Equity Sellers, the “Equity Sellers”), each of the entities listed on Schedule 3 (the “U.S. Attractions Asset Sellers”), each of the entities listed on Schedule 4 (the “U.S. Ski Asset Sellers” and, collectively with the U.S. Attractions Asset Sellers, the “U.S. Asset Sellers”), R&H US Canadian Cypress Limited, a limited company incorporated under the Companies (Jersey) Law 1991 (the “Jersey Trustee”) solely in its capacity as trustee of Cypress Jersey Trust, a trust formed under the laws of the Island of Jersey (the “Jersey Trust”), and Cypress Personal Property TRS ULC, a Nova Scotia unlimited liability company (“Cypress ULC” and, together with the Jersey Trust, the “Canadian Asset Sellers”).

Each of the Attractions Purchaser, the Ski Purchaser and the Canadian Purchaser (as defined below) are sometimes referred to herein as the “Purchaser” and collectively as the “Purchasers.” Each of the U.S. Asset Sellers and the Canadian Asset Sellers are sometimes referred to as an “Asset Seller” and collectively as the “Asset Sellers.” Each of the Asset Sellers and the Equity Sellers are sometimes referred to herein as a “Seller” and collectively, the “Sellers.” Each of the Company, the Operating Partnership and the Sellers are sometimes referred to herein as a “Seller Party” and collectively as the “Seller Parties.” The Attractions Purchaser, the Ski Purchaser, the Canadian Purchaser, the Company, the Operating Partnership and the Sellers are each sometimes referred to herein as a “Party” and collectively as the “Parties.” All capitalized terms in this Agreement shall have the meanings ascribed to such terms in Article 1 or as otherwise defined elsewhere in this Agreement.

WITNESSETH

WHEREAS, the Company owns, directly or indirectly, 100% of the outstanding equity interests of the Equity Sellers, the U.S. Asset Sellers, Cypress ULC and the beneficiaries of the Jersey Trust;

WHEREAS, the Ski Equity Sellers collectively own, directly or indirectly, 100% of the outstanding equity interests of each entity listed on Schedule 5 (the “Ski Target Companies”) and the Attractions Equity Sellers collectively own, directly or indirectly, 100% of the outstanding equity interests of each entity listed on Schedule 6 (the “Attractions Target Companies” and, together with the Ski Target Companies, the “Target Companies”);

WHEREAS, the Ski Purchaser and one or more of its Affiliates desire to acquire (a) 100% of the Company’s direct or indirect, equity interests in the Ski Target Companies (such interests, collectively, the “Ski Purchaser Equity Interests”) from the Ski Equity Sellers (the “Ski Purchaser Interest Sale”), (b) the U.S. Ski Purchased Assets (as defined below) from the U.S. Ski Asset Sellers (the “Ski Purchaser Asset Sale”), (c) the Jersey Canadian Assets (as defined below) from the Jersey Trust (the “Jersey Canadian Asset Sale”) and (d) the ULC Canadian Assets (as defined below) (together with the U.S. Ski Purchased Assets and the Jersey Canadian Assets, the “Ski Purchased Assets”) from Cypress ULC (the “ULC Canadian Asset Sale” and, together with the Jersey Canadian Asset Sale, the “Canadian Asset Sale”), in exchange for cash (subject to the adjustments set forth herein) and the Ski Purchaser’s (and one or more of its Affiliates’) delivery of a promissory note in the aggregate principal amount of Two Hundred Forty Three Million Four Hundred Twenty Five Thousand Dollars ($243,425,000), subject to the adjustments set forth herein (the “Note”), secured by the U.S. Ski Purchased Assets pursuant to mortgages (the “Mortgages” and, together with the Note, the “Financing Documents”), each of the Note and the Mortgages in the form attached as Exhibit A;

WHEREAS, the Attractions Purchaser and one or more of its Affiliates desire to acquire (a) 100% of the Company’s direct or indirect, equity interests in the Attractions Target Companies (such interests, collectively, the “Attractions Purchaser Equity Interests” and, together with the Ski Purchaser Equity Interests, the “Equity Interests”) from the Attractions Equity Sellers (the “Attractions Purchaser Interest Sale” and, together with the Ski Purchaser Interest Sale, the “Interest Sale”), (b) the U.S. Attractions Purchased Assets (as such term is defined in Section 2.3(b) and, together with the Ski Purchased Assets, the “Purchased Assets”) from the U.S. Attractions Asset Sellers (the “Attractions Purchaser Asset Sale” and, together with the Ski Purchaser Asset Sale, the “Asset Sale”), and (c) all of the Company’s right, title and interest in, to, and under, the Financing Documents, in exchange for cash and Attractions Purchaser Common Shares (as such term is defined herein);

WHEREAS, subject to the terms and conditions set forth in this Agreement, each of the Interest Sale, the Asset Sale and the Canadian Asset Sale shall be consummated in the order set forth in Section 2.11(a) below;

WHEREAS, prior to the consummation of the Interest Sale, the TRS Distribution (as such term is defined herein) shall be consummated by the Seller Parties;

WHEREAS, the Board of Directors of the Company (the “Company Board”) on behalf of itself, the Operating Partnership and each Seller (other than the Jersey Trust), on the terms and subject to the conditions set forth in this Agreement has (a) duly and validly authorized the execution and delivery of this Agreement and the Financing Documents, (b) determined that the Interest Sale, the Asset Sale and the Canadian Asset Sale (collectively, the “Sale”) and the other transactions contemplated by this Agreement (the “Contemplated Transactions”) are fair and reasonable to the Company and in the best interests of the Company and its stockholders, (c) approved and declared advisable this Agreement, the Sale and the other Contemplated Transactions, and (d) resolved and recommended the approval of the Sale by the Company’s stockholders and to include such recommendation in a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting, as such term is defined herein (together with any amendments or supplements thereto, the “Proxy Statement”);

WHEREAS, the Board of Trustees of the Attractions Purchaser (the “Attractions Purchaser Board”) has (a) duly and validly authorized the execution and delivery of this Agreement and the Financing Documents, and (b) approved this Agreement, the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale, the Attractions Purchaser’s acquisition of the Financing Documents (and assumption of obligations under the Financing Documents) and the other Contemplated Transactions on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the manager of the Ski Purchaser (the “Ski Purchaser Manager”) has (a) duly and validly authorized the execution and delivery of this Agreement and the Financing Documents, and (b) approved this Agreement, the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale, the assignment to the Attractions Purchaser of the Financing Documents and the other Contemplated Transactions on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Jersey Trustee, solely in its capacity as trustee of the Jersey Trust, on the terms and subject to the conditions set forth in this Agreement has (a) duly and validly authorized the execution and delivery of this Agreement, and (b) approved this Agreement and the Jersey Canadian Asset Sale;

WHEREAS, the Parties intend that for U.S. federal and applicable state Income Tax purposes that the Sale shall be treated as a fully taxable purchase of the Purchased Assets and the underlying assets owned by the Target Companies (or any disregarded entities owned by the Target Companies); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Sale and the other Contemplated Transactions and also to prescribe various conditions to the Sale and the other Contemplated Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1.

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those contained in either of the Confidentiality Agreements.

“Acquired Indebtedness” shall mean the Indebtedness of Magic Springs Development Co., L.L.C. pursuant to the loan agreements listed on Section 1.1(a)(1) of the Seller Disclosure Letter, to be acquired by the Attractions Purchaser at Closing.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person. For purposes of this Agreement, the Target Companies shall not be considered Affiliates of the Ski Purchaser or the Attractions Purchaser prior to the Closing.

“Attractions” shall mean any water park, amusement park or family entertainment center.

“Attractions Asset” or “Attractions Assets” shall mean any and all Equity Interests and Purchased Assets that are not Ski Assets, all Attractions Target Companies and all assets (including, without limitation, all real and personal property) owned or leased by an Attractions Target Company.

“Attractions Assets Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, properties, financial condition or results of operations of the Attractions Target Companies and those Asset Sellers that own Attractions Assets, taken as a whole, or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, the Sellers or the Target Companies to consummate the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale or the other Contemplated Transactions before the Outside Date; provided, however, that for purposes of clause (a), “Attractions Assets Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any events, circumstances, changes or effects that affect the Attractions, real estate or REIT industry generally, (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iii) any changes in Law or regulatory conditions, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the negotiation, execution or announcement of this Agreement, or the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, (vii) fires, earthquakes, tornadoes, hurricanes, floods or other natural disasters, (viii) subject to Section 8.15, any damage or destruction of any real property that constitutes an Attractions Asset covered by insurance, subject to customary and reasonable retention limits, (ix) changes in the financial conditions or results of operations at any Target Company that was party to an Old Management Agreement following its replacement by the execution of any new Management Agreement in accordance with Section 8.13, or (x) changes in GAAP, which in the case of each of clauses (i), (ii), (iii) and (iv) do not adversely affect those Target Companies that constitute Attractions Assets and those Asset Sellers that own Attractions Assets, taken as a whole, in a materially disproportionate manner, relative to other similarly situated participants in the Attractions, real estate or REIT industry in the United States, and in the case of clause (vii) do not adversely affect those Target Companies that constitute Attractions Assets and those Asset Sellers that own Attractions Assets, taken as a whole, in a materially disproportionate manner, relative to other similarly situated participants in the Attractions, real estate or REIT industry in the geographic regions in which any such Target Company or Asset Seller operates, owns or leases properties.

“Attractions Purchaser Common Shares” shall mean common shares of beneficial interest, par value $0.01 per share, of the Attractions Purchaser.

“Bankruptcy Event” means, with respect to any Ski Resort Operator, (i) the voluntary or involuntary commencement of a case by or against such Ski Resort Operator under Title 11 of the United States Code (the “Bankruptcy Code”) or any other bankruptcy, insolvency, reorganization, debt arrangement, dissolution or similar provision of state law now or hereafter in effect; (ii) the consent by such Ski Resort Operator to any such case or to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) for such Ski Resort Operator; (iii) such Ski Resort Operator makes an assignment for the benefit of creditors or agrees to a similar procedure under state law; (iv) such Ski Resort Operator shall fail to, or admit in writing its inability to, pay its debts generally as they become due; (v) the imposition of a judicial or statutory lien on all or a substantial part of such Ski Resort Operator’s assets; and/or (vi) the entry of an order for relief under the Bankruptcy Code against such Ski Resort Operator. Notwithstanding the preceding sentence, the involuntary commencement of a bankruptcy case under the Bankruptcy Code shall not be deemed a “Bankruptcy Event” if such case was not directly or indirectly solicited by or on behalf such Ski Resort Operator and such case is dismissed within seventy-five (75) Business Days after the filing of the involuntary petition for relief.

“Benefit Plan” shall mean any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, collective bargaining, termination, severance, change in control, separation, salary continuation, retention, stock option, restricted stock or other equity awards, stock purchase, deferred compensation, bonus, incentive compensation, profit sharing, commission, fringe benefit, tuition, scholarship, relocation, service award, company car, payroll practice, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA and whether written or unwritten, insured or self-insured or domestic or foreign.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York or Ottawa, Canada are authorized or obligated by Law or executive order to close.

“Buyback Options” shall mean (i) all unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property, personal property or equity interests or any portion thereof; (ii) all outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or lease any Company Property or any portion thereof that is owned by any Target Company or any Asset Seller, which, in each case, is in favor of any party other than a Target Company; (iii) the buyback option exercisable pursuant to that certain Buyback Option Agreement, dated December 22, 2005, executed by CNL Gatlinburg Partnership, LP, CNL Income Partners, LP and Boyne USA, Inc.; and (iv) the buyback option exercisable pursuant to that certain Buyback Option Agreement, dated January 9, 2007, executed by CNL Income Partners, LP, CNL Income Brighton, LLC, CNL Income Brighton TRS Corp. and Brighton Resort, LLC (the options referred to in clauses (iii) and (iv) being referred to collectively as the “Boyne Buyback Options”).

“Canadian Purchaser” shall mean the Ski Purchaser or any entity to whom it has assigned its right to acquire the Canadian Purchased Assets pursuant to this Agreement. For the avoidance of doubt, in the event that the Canadian Purchaser shall not have been organized as of the Closing Date, the Ski Purchaser shall perform all obligations of the Canadian Purchaser set forth in this Agreement.

“CDN” shall mean Canadian dollars.

“Closing VWAP” shall mean the VWAP for the ten (10) Business Days ending on the second Business Day before the Closing Date.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company Financial Advisor” shall mean Jefferies LLC.

“Company Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by any of the IP Holders, developed for any of the IP Holders or used or held for use by any of the IP Holders.

“Company Stockholder Meeting” shall mean the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Confidentiality Agreements” shall mean (a) the confidentiality agreement, dated March 7, 2016, as amended from time to time, between the Company and the Attractions Purchaser and (b) the confidentiality agreement, dated July 11, 2014, as amended as of June 10, 2016 (as may be further amended from time to time), between the Company and Och-Ziff Real Estate Acquisitions LP.

“Control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Debt Pay-off Letters” means pay-off letters in form and substance reasonably acceptable to the Purchasers from each creditor in relation to the Indebtedness Amount, relating to, among other things (i) the repayment in full of such Indebtedness owed to such creditor and (ii) the termination of all Liens and security interests securing or relating to such Indebtedness.

“Effective Date” shall mean the date of this Agreement.

“Environmental Law” shall mean any Law (including common law), statute, regulation, rule or governmental requirement relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release, discharge or clean-up of Hazardous Substances.

“Environmental Permit” shall mean any permit, approval, license, certificate, registration or other authorization required pursuant to applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity, trade or business (whether or not incorporated) that would be treated as a single employer with any Person under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Escrow Agent” shall mean Goodmans LLP.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party and/or its Affiliates or on a Party’s behalf in connection with or related to the due diligence investigation of the transactions contemplated by this Agreement and the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with any of the foregoing, the solicitation of stockholder approval, obtaining Third Party consents, any other filings with the SEC, and all other matters related to the Sale and the other Contemplated Transactions.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization.

“Hazardous Substances” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, and (iii) polychlorinated biphenyls, mold, methane, asbestos, urea-formaldehyde foam insulation and radon.

“Income Tax” shall mean any federal, state, local, or non-U.S. income tax measured by or imposed on net income, including any interest, penalty, or addition thereto, whether disputed or not.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person (other than trade payables and other current liabilities incurred in the ordinary course of business consistent with past business practices which are not more than 120 calendar days past due, unless the same are being contested in good faith by appropriate proceedings and with respect to which the Company has set aside adequate reserves therefor in accordance with GAAP), (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases (other than leases where no Seller Party is a lessee or sublessee), (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (vii) any guarantee of any of the foregoing.

“Indebtedness Amount” shall mean the amount required to satisfy all Indebtedness of the Target Companies and the Asset Sellers outstanding immediately prior to the Closing Date, other than the Acquired Indebtedness.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and symbols, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“IP Holders” shall mean each of the Target Companies and the Asset Sellers.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“Jersey Canadian Assets” shall mean all right, title and interest of the Jersey Trust in, to, and under, the Canadian Purchased Assets.

“Joint Buyers Agreement” shall mean the Joint Buyers Agreement, dated as of the date hereof, between the Attractions Purchaser and the Ski Purchaser.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, ordinances, codes, orders, judgments or decrees promulgated by any Governmental Authority.

“Legal Proceeding” shall mean any claim, action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding, in law or equity.

“Liability” shall mean any debt, loss, damage, adverse claim, commitment, fines, penalties, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto, including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other Third Party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Bankruptcy Event” shall mean the occurrence of any Bankruptcy Event with respect to any Person or Persons listed on Section 1.1(a)(2) of the Seller Disclosure Letter.

“Net Cash Proceeds” shall mean, with respect to any sale or disposition of assets pursuant to Section 3.3, the aggregate amount of cash received by the Seller Parties for such assets, minus any and all documented Third Party fees, commissions and expenses related thereto incurred by such Seller Parties in connection with such sale or disposition.

“NYSE” shall mean the New York Stock Exchange.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Organizational Documents” shall mean any charter, certificate of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Personal Property Lease” shall mean any lease to which any Target Company or any Asset Seller is a lessor and which relates to personal property located at any Company Property.

“Purchaser Material Adverse Effect” shall mean:

(1) with respect to the Attractions Purchaser, any event, circumstance, change or effect (a) that is material and adverse to the business, properties, financial condition or results of operations of the Attractions Purchaser and its Subsidiaries, taken as a whole, or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Attractions Purchaser to consummate the Attractions Purchaser Interest Sale or the Attractions Purchaser Asset Sale before the Outside Date; provided, however, that for purposes of this clause (1), “Purchaser Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any events, circumstances, changes or effects that affect the Attractions, ski, real estate or REIT industry generally, (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iii) any changes in Law or regulatory conditions, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the negotiation, execution or announcement of this Agreement, or the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, (vii) fires, earthquakes, tornadoes, hurricanes, floods or other natural disasters, or (viii) changes in GAAP, which in the case of each of clauses (i), (ii), (iii) and (iv) do not adversely affect the Attractions Purchaser and its Subsidiaries, taken as a whole, in a materially disproportionate manner, relative to other similarly situated participants in the Attractions, ski, real estate or REIT industry in the United States, and in the case of clause (vii) do not adversely affect the Attractions Purchaser and its Subsidiaries, taken as a whole, in a materially disproportionate manner, relative to other similarly situated participants in the Attractions, ski, real estate or REIT industry in the geographic regions in which the Attractions Purchaser operates, owns or leases properties; or

(2) with respect to the Ski Purchaser or the Canadian Purchaser, any event, circumstance, change or effect that will, or would reasonably be expected to, prevent or materially impair the ability of the Ski Purchaser or Canadian Purchaser to consummate the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale or the Canadian Asset Sale, as applicable, before the Outside Date.

“Reimbursable Expenses” shall mean any and all reasonable Expenses up to an aggregate of $10 million actually incurred after June 10, 2016.

“REIT” shall mean a real estate investment trust within the meaning of Section 856 of the Code.

“Representative” shall mean, with respect to any Person, such Person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Consideration” shall mean the number of Attractions Purchaser Common Shares equal to the quotient of (i) $647,400,000, divided by (ii) the Closing VWAP; provided, however, that (x) if the Closing VWAP is less than $68.25, the calculation shall be made as if the Closing VWAP were $68.25, and (y) if the Closing VWAP is greater than $82.63, the calculation shall be made as if the Closing VWAP were $82.63.

“Ski Asset” or “Ski Assets” shall mean any and all Ski Purchaser Equity Interests and Ski Purchased Assets, all Ski Target Companies and all assets (including, without limitation, all real and personal property) owned or leased by a Ski Target Company.

“Ski Assets Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, properties, financial condition or results of operations of the Ski Target Companies and those Asset Sellers that own Ski Assets, taken as a whole, or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, the Sellers or the Target Companies to consummate the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale or the other Contemplated Transactions before the Outside Date; provided, however, that for purposes of clause (a), “Ski Assets Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any events, circumstances, changes or effects that affect the ski, real estate or REIT industry generally, (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iii) any changes in Law or regulatory conditions, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the negotiation, execution or announcement of this Agreement, or the consummation of the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale and the other Contemplated Transactions, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, (vii) fires, earthquakes, tornadoes, hurricanes, floods or other natural disasters, (viii) subject to Section 8.15, any damage or destruction of any real property that constitutes a Ski Asset covered by insurance, subject to customary and reasonable retention limits, or (ix) changes in GAAP, which in the case of each of clauses (i), (ii), (iii) and (iv) do not adversely affect those Target Companies that constitute Ski Assets and those Asset Sellers that own Ski Assets, taken as a whole, in a materially disproportionate manner, relative to other similarly situated participants in the ski, real estate or REIT industry in the United States, and in the case of clause (vii) do not adversely affect those Target Companies that constitute Ski Assets and those Asset Sellers that own Ski Assets, taken as a whole, in a materially disproportionate manner, relative to other similarly situated participants in the ski, real estate or REIT industry in the geographic regions in which any such Target Company or Asset Seller that operates, owns or leases properties. Notwithstanding anything herein to the contrary (including the foregoing definition), the Parties hereby agree that each of the following shall constitute a Ski Assets Material Adverse Effect in all instances: (x) the failure of any ski lift at any Ski Asset that results in the death of any person, (y) the failure of any five (5) or more ski lifts at any one or more Ski Assets that results in the cessation of operation of such ski lifts for a period of sixty (60) days or more, and (z) any Material Bankruptcy Event.

“Ski Resort Operators” shall mean the Persons listed on Section 1.1(a)(3) of the Seller Disclosure Letter.

“Special Committee Advisor” shall mean Robert A. Stanger & Co., Inc., advisor to the special committee of the Company Board.

“Stockholder” shall mean any holder of Company Common Stock.

“Subsidiary” shall mean, with respect to any Person, (a) a corporation of which more than fifty percent (50%) of the combined voting power of the outstanding voting stock is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (b) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member or manager and has the power to direct the policies, management and affairs of such company or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has the majority ownership power to direct the policies, management and affairs thereof. For purposes of this Agreement, the Target Companies shall not be considered Subsidiaries of the Ski Purchaser or the Attractions Purchaser prior to the Closing.

“Target Company Material Adverse Effect” shall mean the occurrence of either an Attractions Assets Material Adverse Effect or a Ski Assets Material Adverse Effect.

“Tax” or “Taxes” shall mean any and all federal, state, local or foreign or other taxes of any kind, together with any interest, penalties and additions to tax, imposed by any Governmental Authority, including taxes on or with respect to income, franchises, gross receipts, gross income, property, sales, use, transfer, capital stock, payroll, employment, unemployment, alternative or add on minimum, estimated and net worth, and taxes in the nature of excise, withholding, backup withholding and value added taxes, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person.

“Tax Return” shall mean any return, report or similar statement, together with any attached schedule, that is required to be provided to a Governmental Authority with respect to Taxes, including information returns, refunds claims, amended returns and declarations of estimated Tax.

“Tenant” shall mean any Third Party that is a lessee or sublessee under any Company Lease.

“Termination Amount” shall mean the Company Termination Amount or the Purchaser Termination Amount, as applicable.

“Third Party” shall mean any Person or group of Persons other than the Seller Parties, the Purchasers and their respective Affiliates.

“TRS Subsidiaries” shall mean those entities set forth on Schedule 7.

“ULC Canadian Assets” shall mean all right, title and interest of Cypress ULC in, to, and under, the Canadian Purchased Assets.

“VWAP” shall mean, for any relevant period, the volume weighted average trading price of Attractions Purchaser Common Shares (calculated by dividing the total dollar amount of Attractions Purchaser Common Shares traded (i.e., the prices paid for the shares multiplied by the number of shares traded for each day in such period) by the total number of Attractions Purchaser Common Shares traded for each day in such period) on the NYSE, as reported by Bloomberg LP.

“Water Rights” shall mean the right or ongoing agreement to use or divert water from any surface water (including any river, stream, or natural or manmade lake, pond or well), groundwater, or municipal source pursuant to any Law (including common law), regulation, ordinance, lease, license, certificate, permit or other authorization.

“Willful Breach” shall mean a material breach of this Agreement that is the consequence of an act or failure to act undertaken by the breaching party in bad faith with the actual knowledge and intention of such party that such act or failure to act will cause a failure of a condition to close the Sale and the other Contemplated Transactions.

Section 1.2 Table of Defined Terms. Terms that are not defined in Section 1.1 have the respective meanings set forth in the following Sections:

Defined Term	SECTION NO.
Adverse Recommendation Change	Section 8.6(d)
Agreement	Preamble
Alternative Acquisition Agreement	Section 8.6(a)
Anti-Bribery Laws	Section 4.25
Asset Sale	Fourth Recital
Asset Seller	Preamble
Asset Sellers	Preamble
Attractions Equity Sellers	Preamble
Attractions Purchaser	Preamble
Attractions Purchaser Asset Sale	Fourth Recital
Attractions Purchaser Board	Eighth Recital
Attractions Purchaser Closing Cash Consideration	Section 3.1(a)(iv)
Attractions Purchaser Closing Consideration	Section 3.1(a)(iv)
Attractions Purchaser Equity Interests	Fourth Recital
Attractions Purchaser Insurance Policies	Section 6.20
Attractions Purchaser Interest Sale	Fourth Recital
Attractions Purchaser Permits	Section 6.5(b)
Attractions Purchaser Preferred Shares	Section 6.2(a)
Attractions Purchaser SEC Filings	Section 6.6(a)
Attractions Target Companies	Second Recital
Board Recommendation	Section 8.4(d)
Bring-Down Letters	Section 8.18
Canadian Ancillary Asset Sale Documents	Section 2.11(b)(vii)
Canadian Asset Sale	Third Recital
Canadian Asset Sellers	Preamble
Canadian Assignment Agreements	Section 2.11(b)(ii)
Canadian Assumed Liabilities	Section 2.9(a)(ii)
Canadian Escrow Agreement	Section 3.5(a)
Canadian Excluded Assets	Section 2.8
Canadian Purchased Assets	Section 2.7
Canadian Purchaser Closing Consideration	Section 3.1(a)(iii)
Canadian Purchaser PST Liability	Section 3.6(c)
Canadian Purchaser SST Liability	Section 3.6(c)
Casualty	Section 8.15(a)
Certificate Limit	Section 3.5(a)
Clearance Certificate	Section 3.5(a)
Closing	Section 2.11(a)
Closing Date	Section 2.11(a)
Company	Preamble
Company Acquisition Proposal	Section 8.6(i)(i)
Company Board	Seventh Recital
Company Bylaws	Section 4.2
Company Charter	Section 4.2
Company Leases	Section 4.16(e)
Company Material Contract	Section 4.12(a)
Company Permitted Liens	Section 4.16(b)
Company Properties	Section 4.16(a)
Company Property	Section 4.16(a)

Defined Term	SECTION NO.
Company SEC Filings	Section 4.7(a)
Company Stockholder Approval	Section 4.21
Company Termination Amount	Section 10.3(a)(i)
Condemnation	Section 8.15(a)
Contemplated Transactions	Seventh Recital
Contributor	Section 4.15(e)
Covered Persons	Section 7.12
CRA	Section 3.5(a)
Cypress ULC	Preamble
Deeds	Section 2.11(b)(xxv)
Equity Assignment Agreement	Section 2.11(b)(i)(y)
Equity Interests	Fourth Recital
Equity Sellers	Preamble
Estimated Closing Amounts Statement	Section 3.1(c)
Excess Sales Tax Liability	Section 3.6(h)
Existing Ground Lessor Estoppel Letters	Section 4.16(g)
Existing Tenant Estoppel Letters	Section 4.16(g)
Finance Minister	Section 3.6(a)(i)
Financing Documents	Third Recital
Forest Service Authorities	Section 4.16(o)
Forest Service Permits	Section 4.16(o)
Forest Service Properties	Section 4.16(o)
Form S-4	Section 4.5(b)
Government Lists	Section 4.27
Ground Lease Approvals	Section 8.7(g)
Ground Lease Assignments	Section 2.11(b)(xxvi)
Ground Leases	Section 4.16(g)
Ground Lessor Estoppel Bring-Down Letters	Section 8.18
Ground Lessor Estoppel Letters	Section 4.16(g)
Ground Lessors	Section 4.16(g)
GST	Section 8.12(e)(i)
HSR Act	Section 4.5(b)
ICA	Section 9.2(j)
Indemnified Party	Section 11.9(e)
Information	Section 4.15(f)
Interest Sale	Fourth Recital
Interim Period	Section 8.1(a)
Intervening Event	Section 8.6(i)(iii)
Jersey Canadian Asset Sale	Third Recital
Jersey Canadian Closing Consideration	Section 3.1(a)(ii)
Jersey Trust	Preamble
Jersey Trustee	Preamble
Lease Guaranties	Section 4.16(h)
Letters of Credit	Section 4.16(h)
Liability Limitation	Section 11.9(c)
Managed Company Property	Section 4.16(i)
Management Agreement	Section 4.16(i)
Manager	Section 4.16(i)
Maryland Court	Section 11.12(a)
Material Company Leases	Section 4.16(g)
Material Purchaser Leases	Section 6.15(h)

Defined Term	SECTION NO.
Material Purchaser Property	Section 6.15(f)
Missing Ground Lessor Estoppel Letters	Section 2.11(b)(xviii)
Missing Tenant Estoppel Letters	Section 2.11(b)(xviii)
Mortgages	Third Recital
New Forest Service Permits	Section 8.7(g)
Non-Assignable Asset	Section 2.10(a)
Non-Assignable Assets	Section 2.10(a)
Note	Third Recital
Notice of Superior Proposal	Section 8.6(e)
Old Management Agreements	Section 8.13
Operating Partnership	Preamble
Operating Partnership Assignment Agreements	Section 2.11(b)(iv)
Other Costs	Section 8.7(g)
Outside Date	Section 10.1(b)(i)
Parties	Preamble
Partnership Agreement	Section 4.2
Party	Preamble
Personal Property Lease Assignments	Section 2.11(b)(iii)
Proceeds	Section 8.15(a)(i)
Property Financial Statements	Section 4.7(e)
Proxy Statement	Seventh Recital
PST Act	Section 3.6(a)(i)
PST Clearance Certificate	Section 3.6(a)(i)
Purchased Assets	Fourth Recital
Purchaser	Preamble
Purchaser Leases	Section 6.15(g)
Purchaser Permitted Liens	Section 6.15(a)
Purchaser Properties	Section 6.15(a)
Purchaser Property	Section 6.15(a)
Purchaser Termination Amount	Section 10.3(a)(v)
Purchasers	Preamble
Qualifying Income	Section 10.3(d)(i)
Release Agreement	Section 2.11(b)(xiii)
Release Costs	Section 8.7(g)
Remittance Deadline	Section 3.5(c)
Sale	Seventh Recital
Sales Tax Escrow Agreement	Section 3.6(a)(ii)
Section 167 Election	Section 8.12(e)(i)
Seller	Preamble
Seller Disclosure Letter	Article 4
Seller Parties	Preamble
Seller Party	Preamble
Sellers	Preamble
Series A Preferred Shares	Section 6.2(a)
Series B Preferred Shares	Section 6.2(a)
Series C Preferred Shares	Section 6.2(a)
Series D Preferred Shares	Section 6.2(a)
Series E Preferred Shares	Section 6.2(a)
Series F Preferred Shares	Section 6.2(a)
Ski Equity Sellers	Preamble
Ski Parties	Section 8.7(b)

Defined Term	SECTION NO.
Ski Purchased Assets	Third Recital
Ski Purchaser	Preamble
Ski Purchaser Asset Sale	Third Recital
Ski Purchaser Closing Cash Consideration	Section 3.1(a)(i)
Ski Purchaser Closing Consideration	Section 3.1(a)(i)
Ski Purchaser Equity Interests	Third Recital
Ski Purchaser Interest Sale	Third Recital
Ski Purchaser Manager	Ninth Recital
Ski Target Companies	Second Recital
SST Act	Section 3.6(a)(ii)
SST Clearance Certificate	Section 3.6(a)(ii)
Subleases	Section 4.16(f)
Superior Proposal	Section 8.6(i)(ii)
Takeover Statutes	Section 4.20
Target Companies	Second Recital
Target Company Insurance Policies	Section 4.18
Target Company Permits	Section 4.6(b)
Target Company Subsidiary	Section 4.1(e)
Target Company Title Insurance Policies	Section 4.16(m)
Target Company Title Insurance Policy	Section 4.16(m)
Tenant Estoppel Bring-Down Letters	Section 8.18
Tenant/Manager Insurance Policies	Section 4.18
Trademark Assignment Agreement	Section 2.11(b)(v)
Transfer Taxes	Section 8.12(a)
TRS Distribution	Section 8.10
ULC Canadian Asset Sale	Third Recital
U.S. Ancillary Asset Sale Documents	Section 2.11(b)(vi)
U.S. Asset Sellers	Preamble
U.S. Asset Assignment Agreements	Section 2.11(b)(i)
U.S. Assumed Liabilities	Section 2.5(a)(iii)
U.S. Attractions Asset Sellers	Preamble
U.S. Attractions Owned Real Property	Section 2.3(b)(iii)
U.S. Attractions Purchased Assets	Section 2.3(b)
U.S. Attractions Purchaser Purchased Contracts	Section 2.3(b)(i)
U.S. Excluded Assets	Section 2.4
U.S. Excluded Liabilities	Section 2.5(b)
U.S. Ski Asset Sellers	Preamble
U.S. Ski Purchased Assets	Section 2.3(a)
U.S. Ski Purchaser Purchased Contracts	Section 2.3(a)(i)
USFS	Section 4.16(o)
Withheld Amount	Section 3.5(b)
Witholding Sales Tax Amount	Section 3.6(a)(ii)

ARTICLE 2.

AGREEMENT TO SELL AND PURCHASE EQUITY INTERESTS AND ASSETS

Section 2.1 Sale and Purchase of U.S. Ski Assets.

At the Closing but prior to the consummation of the transactions contemplated by Section 2.2 below, on the terms and subject to the conditions set forth in this Agreement and subject to Section 2.4 and Section 2.5(b), (a) the Ski Equity Sellers shall assign, transfer, convey and deliver to the Ski Purchaser or its permitted assigns, and the Ski Purchaser or its permitted assigns shall purchase, acquire, accept and take assignment and delivery from the Ski Equity Sellers, all of the Ski Equity Sellers’ right, title and interest in, to, and under the Ski Purchaser Equity Interests, free and clear of all Liens other than Liens created under applicable securities Laws, and (b) the U.S. Ski Asset Sellers shall sell, assign, transfer, convey and deliver to the Ski Purchaser or its permitted assigns, and the Ski Purchaser or its permitted assigns shall purchase, acquire, accept and take assignment and delivery from the U.S. Ski Asset Sellers, all of the U.S. Ski Asset Sellers’ right, title and interest in, to, and under the U.S. Ski Purchased Assets (as such term is defined in Section 2.3(a)).

Section 2.2 Sale and Purchase of Attractions Assets.

At the Closing and immediately following the consummation of the transactions contemplated by Section 2.1 above, on the terms and subject to the conditions set forth in this Agreement and subject to Section 2.4 and Section 2.5(b), (a) the Attractions Equity Sellers shall assign, transfer, convey and deliver to the Attractions Purchaser or its permitted assigns, and the Attractions Purchaser or its permitted assigns shall purchase, acquire, accept and take assignment and delivery from the Attractions Equity Sellers, all of the Attractions Equity Sellers’ right, title and interest in, to, and under the Attractions Purchaser Equity Interests, free and clear of all Liens other than Liens created under applicable securities Laws, (b) the U.S. Attractions Asset Sellers shall sell, assign, transfer, convey and deliver to the Attractions Purchaser or its permitted assigns, and the Attractions Purchaser or its permitted assigns shall purchase, acquire, accept and take assignment and delivery from the U.S. Attractions Asset Sellers, all of the U.S. Attractions Asset Sellers’ right, title and interest in, to, and under the U.S. Attractions Purchased Assets (as such term is defined in Section 2.3(b)), and (c) the Company shall sell, assign, transfer, convey and deliver to the Attractions Purchaser or its permitted assigns, and the Attractions Purchaser or its permitted assigns shall purchase, acquire, accept and take assignment and delivery from the Company all of the Company’s right, title and interest in, to, and under the Financing Documents.

Section 2.3 U.S. Ski Purchased Assets and U.S. Attractions Purchased Assets.

(a) The “U.S. Ski Purchased Assets” consist of all right, title and interest of the U.S. Ski Asset Sellers in the following assets (unless a U.S. Excluded Asset (as such term is defined in Section 2.4)), whether tangible, intangible, real or personal and wherever located:

(i) all rights of any U.S. Ski Asset Seller under any franchise, contract, agreement, and lease, including any Personal Property Lease, real property lease, turnover agreement, instrument, guarantee or any license agreement, including any license agreement relating to Intellectual Property owned by any U.S. Ski Asset Seller (including any amendments, modifications, extensions or replacements thereof) (collectively, the “U.S. Ski Purchaser Purchased Contracts”), including all claims or causes of action with respect to the U.S. Ski Purchaser Purchased Contracts;

(ii) all Intellectual Property, goodwill and other intangible assets of the U.S. Ski Asset Sellers, including the Intellectual Property rights set forth on Section 2.3(a)(ii) of the Seller Disclosure Letter;

(iii) all billed and unbilled accounts receivable of the U.S. Ski Asset Sellers and all correspondence with respect thereto, including all trade accounts receivable, notes receivable from customers, vendor credits and all other obligations from customers with respect to sales of goods or services, whether or not evidenced by a note;

(iv) all inventories, work in progress and supplies of the U.S. Ski Asset Sellers;

(v) all tangible personal property of the U.S. Ski Asset Sellers, including any and all snow-making equipment, groomers, machinery, equipment, automobiles and other vehicles, spare parts and supplies, computers and all related equipment, telephones, fixtures and all related equipment and all other tangible personal property, as well as any such items that any U.S. Ski Asset Seller has ordered but has not yet received;

(vi) to the extent assignable or transferable, all documents in possession of the U.S. Ski Asset Sellers relating to products, services, marketing, advertising, promotional materials, Intellectual Property and all files, customer files, guest lists (to the extent permitted by Law or privacy policies) and documents (including credit information), supplier lists, records, literature and correspondence;

(vii) all rights of the U.S. Ski Asset Sellers, if any, under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with agents of the Company or any U.S. Ski Asset Seller or with any Third Party;

(viii) to the extent assignable or transferable, all of the U.S. Ski Asset Sellers’ claims, deposits, prepayments, prepaid charges and expenses, including any prepaid rent and security deposits, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature, except for any of the foregoing to the extent they relate to U.S. Excluded Assets or U.S. Excluded Liabilities (as such term is defined in Section 2.5(b));

(ix) to the extent assignable or transferable, all of the U.S. Ski Asset Sellers’ right, title and interest in, to, and under, any permits, licenses, consents, authorizations, approvals, registrations or certificates held by any U.S. Ski Asset Seller;

(x) all rights of any U.S. Ski Asset Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers, sureties and contractors to the extent relating to products sold or services provided to any U.S. Ski Asset Seller;

(xi) all of the U.S. Ski Asset Sellers’ rights, claims and causes of action, credits, demands or rights of setoff, if any, against any Third Party arising after the Closing;

(xii) all real property, if any, owned by any U.S. Ski Asset Seller (including, without limitation, all fixtures); and

(xiii) to the extent assignable or transferable, all other assets, rights and interests of any kind or nature of each of the U.S. Ski Asset Sellers not constituting U.S. Excluded Assets.

(b) The “U.S. Attractions Purchased Assets” consist of all right, title and interest of the U.S. Attractions Asset Sellers in the following assets (unless a U.S. Excluded Asset), whether tangible, intangible, real or personal and wherever located:

(i) all rights of any U.S. Attractions Asset Seller under any franchise, contract, agreement, and lease, including any Personal Property Lease, real property lease, turnover agreement, instrument, guarantee or, any license agreement, including any license agreement relating to Intellectual Property owned by any U.S. Attractions Asset Seller (including any amendments, modifications, extensions or replacements thereof) (collectively, the “U.S. Attractions Purchaser Purchased Contracts”), including all claims or causes of action with respect to the U.S. Attractions Purchaser Purchased Contracts;

(ii) all Intellectual Property, goodwill and other intangible assets of the U.S. Attractions Asset Sellers, including the Intellectual Property rights set forth on Section 2.3(a)(ii) of the Seller Disclosure Letter;

(iii) all real property owned or leased by any U.S. Attractions Asset Seller, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easement rights, and other appurtenances to such real property (“U.S. Attractions Owned Real Property”);

(iv) all billed and unbilled accounts receivable of the U.S. Attractions Asset Sellers and all correspondence with respect thereto, including all trade accounts receivable, notes receivable from customers, vendor credits and all other obligations from customers with respect to sales of goods or services, whether or not evidenced by a note;

(v) all inventories, work in progress and supplies of the U.S. Attractions Asset Sellers;

(vi) all tangible personal property of the U.S. Attractions Asset Sellers, including any and all water rides, lazy rivers, waterslides, pools and other water attractions, snow-making equipment, groomers, machinery, equipment, automobiles and other vehicles, spare parts and supplies, computers and all related equipment, telephones, fixtures and all related equipment and all other tangible personal property, as well as any such items that any U.S. Attractions Asset Seller has ordered but has not yet received;

(vii) to the extent assignable or transferable, all documents in possession of the U.S. Attractions Asset Sellers relating to products, services, marketing, advertising, promotional materials, Intellectual Property and all files, customer files, guest lists (to the extent permitted by Law or privacy policies) and documents (including credit information), supplier lists, records, literature and correspondence;

(viii) all rights of the U.S. Attractions Asset Sellers, if any, under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with agents of the Company or any U.S. Attractions Asset Seller or with any Third Party;

(ix) to the extent assignable or transferable, all of the U.S. Attractions Asset Sellers’ claims, deposits, prepayments, prepaid charges and expenses, including any prepaid rent and security deposits, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature, except for any of the foregoing to the extent they relate to U.S. Excluded Assets or U.S. Excluded Liabilities;

(x) to the extent assignable or transferable, all of the U.S. Attractions Asset Sellers’ right, title and interest in, to, and under, any permits, licenses, consents, authorizations, approvals, registrations or certificates held by any U.S. Attractions Asset Seller;

(xi) all rights of any U.S. Attractions Asset Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers, sureties and contractors to the extent relating to products sold or services provided to any U.S. Attractions Asset Seller;

(xii) all of the U.S. Attractions Asset Sellers’ rights, claims and causes of action, credits, demands or rights of setoff, if any, against any Third Party arising after the Closing; and

(xiii) to the extent assignable or transferable, all other assets, rights and interests of any kind or nature of each of the U.S. Attractions Asset Sellers not constituting U.S. Excluded Assets.

Section 2.4 U.S. Excluded Assets.

(a) The “U.S. Excluded Assets,” none of which shall be included among the Purchased Assets and all of which the U.S. Ski Asset Sellers or the U.S. Attractions Asset Sellers, as applicable, shall be entitled to retain, are as follows:

(i) all bank accounts (except to the extent assignment is required pursuant to Exhibit J);

(ii) all cash, including prepayments and security deposits on hand or on deposit in any operating account, bank account or other account maintained by any U.S. Ski Asset Seller in connection with the U.S. Ski Purchased Assets or any U.S. Attractions Asset Seller in connection with the U.S. Attractions Purchased Assets;

(iii) all minute books, Organizational Documents and stock registers of any U.S. Ski Asset Seller or any U.S. Attractions Asset Seller with respect to the ownership, organization or existence of any U.S. Ski Asset Seller or any U.S. Attractions Asset Seller;

(iv) any assets and rights of any nature whatsoever in respect of, related to or resulting from any U.S. Excluded Liability; and

(v) any rights of any nature whatsoever in respect of, related to or resulting from any Tax refunds or credits related to a taxable period (or portion thereof) ending on or prior to the Closing.

Section 2.5 U.S. Assumed Liabilities and U.S. Excluded Liabilities.

(a) U.S. Assumed Liabilities.

(i) At the Closing, the Ski Purchaser shall assume and shall agree to pay, defend, discharge and perform as and when due and performable, and shall indemnify, discharge and hold harmless the Company and its Affiliates against, all Liabilities, whether arising prior to, on or after, the Closing Date, incurred in connection with, or relating to, the U.S. Ski Purchased Assets, except for the U.S. Excluded Liabilities.

(ii) At the Closing, the Attractions Purchaser shall assume and shall agree to pay, defend, discharge and perform as and when due and performable, and shall indemnify, discharge and hold harmless the Company and its Affiliates against, all Liabilities, whether arising prior to, on or after, the Closing Date, incurred in connection with, or relating to, the U.S. Attractions Purchased Assets, except for the U.S. Excluded Liabilities.

(iii) All of the Liabilities described above in this Section 2.5(a) are individually and collectively referred to as the “U.S. Assumed Liabilities.”

(b) U.S. Excluded Liabilities. The Purchasers will not assume or be liable for any U.S. Excluded Liabilities. “U.S. Excluded Liabilities” shall mean, except as expressly set forth in Section 8.12(a), any Liability of the Sellers for (i) Income Taxes for any taxable period or (ii) any other Taxes (other than property, ad valorem or similar Taxes) for which the Target Companies or Asset Sellers are liable for any taxable period ending on or before the Closing Date.

Section 2.6 Canadian Sale and Purchase of Assets.

At the Closing but prior to the consummation of the transactions contemplated by Sections 2.1 and 2.2 above, on the terms and subject to the terms and conditions set forth in this Agreement and subject to Section 2.8 and Section 2.9(b), the Canadian Asset Sellers shall sell, assign, transfer and convey and deliver to the Canadian Purchaser or its permitted assigns, and the Canadian Purchaser or its permitted assigns shall purchase, acquire, accept and take assignment and delivery from the Canadian Asset Sellers, all of the Canadian Asset Sellers’ right, title and interest in, to, and under the Canadian Purchased Assets.

Section 2.7 Canadian Purchased Assets.

The “Canadian Purchased Assets” consist of all right, title and interest of the Canadian Asset Sellers in the following assets (unless a Canadian Excluded Asset (as such term is defined in Section 2.8)), whether tangible, intangible, real or personal and wherever located:

(a) all rights of the Canadian Asset Sellers under any franchise, contract, agreement, and lease, including any Personal Property Lease, real property lease (including any Ground Leases), turnover agreement, instrument, guarantee or, any license agreement, including any license agreement relating to Intellectual Property owned by the Canadian Asset Sellers (including any amendments, modifications, extensions or replacements thereof), including all claims or causes of action with respect to such agreements;

(b) all Intellectual Property, goodwill and other intangible assets of the Canadian Asset Sellers, including the Intellectual Property rights set forth on Section 2.3(a)(ii) of the Seller Disclosure Letter;

(c) all billed and unbilled accounts receivable of the Canadian Asset Sellers and all correspondence with respect thereto, including all trade accounts receivable, notes receivable from customers, vendor credits and all other obligations from customers with respect to sales of goods or services, whether or not evidenced by a note;

(d) all inventories, work in progress and supplies of the Canadian Asset Sellers;

(e) all tangible personal property of the Canadian Asset Sellers, including any and all snow-making equipment, groomers, machinery, equipment, automobiles and other vehicles, spare parts and supplies, computers and all related equipment, telephones, fixtures and all related equipment and all other tangible personal property as well as any such items that any Canadian Asset Seller has ordered but has not yet received;

(f) to the extent assignable or transferable, all documents in possession of the Canadian Asset Sellers relating to products, services, marketing, advertising, promotional materials, Intellectual Property and all files, customer files, guest lists (to the extent permitted by Law or privacy policies) and documents (including credit information), supplier lists, records, literature and correspondence;

(g) to the extent assignable or transferable, all of the Canadian Asset Sellers’ claims, deposits, prepayments, prepaid charges and expenses, including any prepaid rent and security deposits, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature, except for any of the foregoing to the extent they relate to Canadian Excluded Assets or any Liabilities of the Canadian Asset Sellers;

(h) all rights of the Canadian Asset Sellers, if any, under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with agents of the Company or any Canadian Asset Seller or with any Third Party;

(i) to the extent assignable or transferable, all of the Canadian Asset Sellers’ right, title and interest in, to, and under, any permits, licenses, consents, authorizations, approvals, registrations or certificates held by any Canadian Asset Seller and all rights and incidents of interest therein, including any New Forest Service Permits;

(j) all rights of any Canadian Asset Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers, sureties and contractors to the extent relating to products sold or services provided to any Canadian Asset Seller;

(k) all of the Canadian Asset Sellers’ rights, claims and causes of action, credits, demands or rights of setoff, if any, against Third Parties arising after the Closing; and

(l) to the extent assignable or transferable, all other assets, rights and interests of any kind or nature of the Canadian Asset Sellers, other than the Canadian Excluded Assets.

Section 2.8 Canadian Excluded Assets.

The “Canadian Excluded Assets,” none of which shall be included among the Canadian Purchased Assets and all of which the Canadian Asset Sellers shall be entitled to retain, are as follows:

(a) all bank accounts (except to the extent assignment is required pursuant to Exhibit J);

(b) all cash, including prepayments and security deposits on hand or on deposit in any operating account or other account maintained by the Canadian Asset Sellers in connection with the Canadian Purchased Assets;

(c) all minute books, Organizational Documents, and stock registers of the Canadian Asset Sellers with respect to the ownership, organization or existence of the Canadian Asset Sellers;

(d) any assets and rights of any nature whatsoever in respect of, related to or resulting from any Canadian Excluded Liability, including, without limitation, any Tax refunds or credits of the Canadian Asset Sellers (or any rights thereto) related to a taxable period (or portion thereof) ending on or prior to the Closing; and

(e) any assets or rights whatsoever in respect of Taxes (or amounts in respect thereof) owing by Cypress Bowl Recreations Limited Partnership and its Affiliates to the Canadian Asset Sellers.

Section 2.9 Canadian Assumed Liabilities and Canadian Excluded Liabilities.

(a) Canadian Assumed Liabilities.

(i) At the Closing, the Canadian Purchaser shall assume and shall agree to pay, defend, discharge and perform as and when due and performable, and shall indemnify, discharge and hold harmless the Company and its Affiliates against, all Liabilities, whether arising prior to, on or after, the Closing Date, incurred in connection with, or relating to, the Canadian Purchased Assets, except for the Canadian Excluded Liabilities.

(ii) All of the Liabilities described above in this Section 2.9(a) are individually and collectively referred to as the “Canadian Assumed Liabilities.”

(b) Canadian Excluded Liabilities. The Canadian Purchaser will not assume or be liable for any Canadian Excluded Liabilities. “Canadian Excluded Liabilities” shall mean, except as expressly set forth in Section 8.12(a), any Liability of the Canadian Asset Sellers for Taxes for any taxable period (other than property, ad valorem or similar Taxes that relate to the Canadian Purchased Assets).

Section 2.10 Non-Assignable Assets.

(a) Nothing in this Agreement nor the consummation of the Attractions Purchaser Asset Sale, the Ski Purchaser Asset Sale or the Canadian Asset Sale shall be construed as an attempt or agreement to assign any U.S. Attractions Purchased Asset, any U.S. Ski Purchased Asset or any Canadian Purchased Asset, which by its terms or by Law is nonassignable without the consent of, or other action by, a Third Party or a Governmental Authority or is cancelable by a Third Party (or would otherwise adversely affect the rights of any Purchaser or any of its permitted assigns or any Seller thereunder) in the event of an assignment (each a “Non-Assignable Asset” and collectively, the “Non-Assignable Assets”) unless and until such consent shall have been obtained or such other action shall have been taken (provided, however, that no Ground Lease requiring a Ground Lease Approval or New Forest Service Permit shall constitute a Non-Assignable Asset).

(b) To the extent permitted by applicable Law, such Non-Assignable Assets shall be held, as of and from the Closing, by the applicable Asset Seller in trust for the Attractions Purchaser, the Ski Purchaser, the Canadian Purchaser or their permitted assigns, as the case may be, and the covenants and obligations thereunder shall be performed by the applicable Purchaser or its permitted assigns in such Asset Seller’s name and all benefits and obligations existing thereunder shall be for the account of such Purchaser or its permitted assigns. Each Asset Seller shall take or cause to be taken, at the expense of the applicable Purchaser or its permitted assigns, such actions in its name or otherwise as such Purchaser or its permitted assigns may reasonably request so as to provide such Purchaser or its permitted assigns with the benefits of the Non-Assignable Assets and to effect the collection of money or other consideration that becomes due and payable under the Non-Assignable Assets, and the applicable Asset Seller shall promptly pay over to the applicable Purchaser or its permitted assigns all money or other consideration received by it in respect of all Non-Assignable Assets.

(c) As of and from the Closing Date, each Asset Seller authorizes each Purchaser and its permitted assigns, to the extent permitted by applicable Law and the terms of the Non-Assignable Assets, at the expense of such Purchaser or its permitted assigns, to perform all the obligations and receive all the benefits of such Asset Seller under the Non-Assignable Assets and appoints each Purchaser and its permitted assigns as its attorney-in-fact to act in its name on its behalf.

(d) Notwithstanding anything in this Agreement to the contrary and subject to Section 2.10(f), unless and until any written consent or approval with respect to any Non-Assignable Asset is obtained, such Non-Assignable Asset shall not constitute a U.S. Attractions Purchased Asset, U.S. Ski Purchased Asset or Canadian Purchased Asset, as applicable, and any associated Liability shall not constitute a U.S. Assumed Liability or Canadian Assumed Liability, as applicable, for any purpose under this Agreement except with respect to Section 4.29, and the failure of any such written consent or approval to be obtained or the failure of any such Non-Assignable Asset to constitute a U.S. Attractions Purchased Asset, U.S. Ski Purchased Asset or Canadian Purchased Asset, as applicable, or any circumstances resulting therefrom shall not constitute a Target Company Material Adverse Effect. Upon obtaining the requisite Third Party consents thereto, such Non-Assignable Asset shall automatically become a U.S. Attractions Purchased Asset, U.S. Ski Purchased Asset or Canadian Purchased Asset, as applicable, and shall be automatically transferred and assigned (without any action required by any other Person) to the applicable Purchaser or its permitted assigns hereunder.

(e) Each Purchaser and its permitted assigns shall indemnify and hold harmless the Seller Parties from and against any and all losses actually incurred by the Seller Parties (i) as a result of any actions taken or not taken by such Purchaser or its permitted assigns after the Closing as subcontractor, representative or obligor with respect to any Non-Assignable Asset, or the non-compliance by such Purchaser or its permitted assigns on or following the Closing with any Laws applicable to any such Non-Assignable Asset; or (ii) if such Purchaser or any of its permitted assigns is permitted by applicable Law and the terms of the Non-Assignable Assets to perform the covenants and obligations of any Seller Party thereunder in such Seller Party’s stead, for any losses otherwise relating to any Non-Assignable Assets.

(f) Notwithstanding anything in this Agreement to the contrary, all obligations of the Company or any Asset Seller in this Section 2.10 shall terminate and be of no further effect on the date 45 calendar days after the Closing.

Section 2.11 Closing; Order of Transactions; Deliverables.

(a) General. The closing of the Sale (the “Closing”) shall occur on the third (3rd) Business Day after all of the conditions set forth in Article 9 (other than those conditions that by their terms are required to be satisfied or waived, to the extent permitted, at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions) shall have been satisfied or waived, to the extent permitted, by the Party entitled to the benefit of the same or at such other time and date as shall be agreed upon by the Parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall take place at the offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018, or at such other place as agreed to by the Parties hereto. The Parties agree that the transactions contemplated by this Agreement shall occur in the following order: (1) the TRS Distribution, (2) the Canadian Asset Sale, (3) the Ski Purchaser Interest Sale, (4) the Ski Purchaser Asset Sale and (5) the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the assignment of the Financing Documents by the Company to the Attractions Purchaser concurrently; provided, however, that in the event that any transaction set forth in clauses (1) through (5) of this Section 2.11(a) shall not occur for any reason whatsoever, then none of those transactions in this Section 2.11(a) shall be deemed to have occurred and all such transactions shall be null and void and have no force or effect.

(b) Seller Party Deliverables. At the Closing, the Seller Parties (other than the Jersey Trust) shall deliver, or cause to be delivered, to the Attractions Purchaser, the Ski Purchaser or the Canadian Purchaser, as applicable:

(i) one or more (x) Bill of Sale, Assignment and Assumption Agreements (the “U.S. Asset Assignment Agreements”), substantially in the form of Exhibit B attached hereto from each U.S. Attractions Asset Seller and each U.S. Ski Asset Seller effecting the Attractions Purchaser Asset Sale and the Ski Purchaser Asset Sale, respectively, executed by a duly authorized representative of the applicable U.S. Attractions Asset Seller or U.S. Ski Asset Seller, and (y) one or more Equity Interests Assignment and Assumption Agreements (the “Equity

Assignment Agreements”), substantially in the form of Exhibit B attached hereto from each Attractions Equity Seller and Ski Equity Seller effecting the Attractions Purchaser Interest Sale and the Ski Purchaser Interest Sale, respectively, executed by a duly authorized representative of the applicable Attractions Equity Seller or Ski Equity Seller;

(ii) one or more Bill of Sale, Assignment and Assumption Agreements (together with the assignment agreement referenced in Section 2.11(g)(i) below (the “Canadian Assignment Agreements”), substantially in the form of Exhibit C attached hereto, executed by a duly authorized representative of Cypress ULC, effecting the Canadian Asset Sale as it relates to its right, title and interest in, to, and under, the Canadian Purchased Assets;

(iii) one or more Assignment and Assumption of Personal Property Leases (the “Personal Property Lease Assignments”), substantially in the form of Exhibit D attached hereto executed by a duly authorized representative of the applicable U.S. Attractions Asset Seller or U.S. Ski Asset Seller;

(iv) one or more Bill of Sale, Assignment and Assumption Agreements (the “Operating Partnership Assignment Agreements”), substantially in the form of Exhibit E attached hereto, executed by a duly authorized representative of the Operating Partnership effecting the assignment of the Operating Partnership’s rights under the agreements set forth in the Operating Partnership Assignment Agreements;

(v) trademark assignment agreements, substantially in the form of Exhibit F attached hereto, executed by a duly authorized representative of the applicable Asset Seller assigning to the applicable Purchaser or its permitted assigns the trademarks set forth on Section 2.3(a)(ii) of the Seller Disclosure Letter (the “Trademark Assignment Agreement”);

(vi) such other instructions of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to the Purchasers and the Sellers, as may be reasonably requested by the Attractions Purchaser or the Ski Purchaser to the extent required to give effect to the Attractions Purchaser Asset Sale and the Ski Purchaser Asset Sale (collectively, the “U.S. Ancillary Asset Sale Documents”);

(vii) such other instructions of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to the Canadian Purchaser and the Sellers, as may be reasonably requested by the Canadian Purchaser to the extent required to give effect to the Canadian Asset Sale (collectively, the “Canadian Ancillary Asset Sale Documents”);

(viii) a non-foreign status affidavit from each of the Sellers, other than the Canadian Asset Sellers (or from such Seller’s parent entity if such Seller is disregarded for tax purposes) in favor of the Purchasers substantially in the form of Exhibit G attached hereto;

(ix) limited liability company interest certificates representing the Ski Purchaser Equity Interests and the Attractions Purchaser Equity Interests (duly endorsed in blank (or with stock powers duly executed by the applicable Seller or other evidence of transfer reasonably satisfactory to the Purchasers, including an admission of the applicable Purchaser or its designees as the sole member of each Target Company effective as of the Closing) in form satisfactory to the Purchasers and otherwise sufficient to provide that each of the Ski Purchaser Equity Interests and the Attractions Purchaser Equity Interests shall constitute a “security” within the meaning of, and governed by, Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Delaware;

(x) documentary evidence reasonably satisfactory to the Purchasers evidencing the completion of the TRS Distribution in compliance with Section 8.10;

(xi) a certificate executed by an authorized officer of the Company on behalf of each Seller Party to the effect that the conditions specified in clauses (b), (c), (d) and (e) of Section 9.2 are satisfied in all respects;

(xii) the minutes, company books and share registries of each Target Company;

(xiii) a release in favor of each Purchaser and its permitted assigns, in the form of Exhibit H attached hereto (the “Release Agreement”), executed by duly authorized representatives of each Seller Party releasing each Purchaser, its permitted assigns and their respective Subsidiaries in accordance with the terms of the Release Agreement;

(xiv) one or more customary owner’s affidavits and waivers or releases of liens, each in form reasonably satisfactory to First American Title Insurance Company or any other title insurance company issuing a title policy at Closing, to delete any exceptions for parties in possession, mechanic’s or materialmen’s liens, liens for brokerage commissions, tax liens, community benefit fees or other liens from those title policies to be obtained by the Purchasers at Closing; provided, that such affidavits and waivers do not contain any indemnification or other post-Closing obligations on behalf of the Company or any other Seller Party;

(xv) the flow of funds memorandum described in Section 3.1(b) below, executed by a duly authorized representative of the Company;

(xvi) counterparts to an assignment and assumption agreement in recordable form transferring, as of the Closing Date, all of the Company’s right, title and interest in, to, and under, the Financing Documents to the Attractions Purchaser, executed by a duly authorized representative of the Company;

(xvii) written consents evidencing the capacity and authority of each Seller Party to (i) enter into and perform this Agreement, the Sale and the other Contemplated Transactions, (ii) consummate the Closing, (iii) enter into and deliver all documents to be executed and delivered by it at the Closing, and authorizing certain individuals to enter into and deliver this Agreement and such Closing documents on behalf of each Seller Party, together with (x) an incumbency certificate for the individuals signing this Agreement and such Closing documents on behalf of each applicable Seller Party, and (y) certificates of good standing and foreign qualification from the appropriate jurisdictions of formation or organization, dated as of a recent date and issued by the Secretary of State or equivalent official of the jurisdiction of each of the Target Companies’ and Seller Parties’ formation or organization, as well as all other jurisdictions in which the Target Companies are required by Law to be qualified and in good standing;

(xviii) counterparts of (A) all Ground Lease Approvals, (B) executed estoppel certificates from each Ground Lessor listed on Section 2.11(b)(xviii) of the Seller Disclosure Letter, which estoppel certificates comply with the criteria set forth on Section 2.11(b)(xviii) of the Seller Disclosure Letter (the “Missing Ground Lessor Estoppel Letters”), and (C) tenant estoppel certificates from each of the Tenants listed on Section 2.11(b)(xviii) of the Seller Disclosure Letter (the “Missing Tenant Estoppel Letters”), executed by the applicable Tenants, which estoppel certificates comply with the criteria set forth on Section 2.11(b)(xviii) of the Seller Disclosure Letter;

(xix) quit claim deeds (or the state law equivalent), in recordable form, from each U.S. Asset Seller sufficient to transfer to the Attractions Purchaser or the Ski Purchaser (or the applicable Target Company or their permitted designees, as the case may be) all right, title and interest of each U.S. Asset Seller in and to all fixtures owned by such U.S. Asset Seller, together with such transfer tax forms or other documents as may be necessary to record such deeds;

(xx) the originals of all letters of credit held by any Target Company as the security deposits under the Company Leases;

(xxi) a notice letter to each of the Tenants to the effect that the ownership of the lessor under each Company Lease has changed, and setting forth the name and address of the Ski Purchaser or the Attractions Purchaser, as applicable, together with instructions for payment after Closing of all rent under the Company Leases, in form and substance reasonably satisfactory to the Seller Parties, the Attractions Purchaser and the Ski Purchaser, as the case may be;

(xxii) a notice letter to each of the Ground Lessors to the effect that the ownership of the lessee under each Ground Lease has changed, and setting forth the name and address of the Ski Purchaser or the Attractions Purchaser, as applicable, in form and substance reasonably satisfactory to the Seller Parties, the Attractions Purchaser and the Ski Purchaser, as the case may be;

(xxiii) an instrument of assignment, executed by a duly authorized representative of CLP Okemo Mountain TRS Corp., effecting the assignment by such TRS Subsidiary to CLP Okemo Mountain, LLC of all of such CLP Okemo Mountain TRS Corp.’s right, title and interest in and to (i) that certain Ski Easement dated December 9, 2015 made by South Face Village Development Company LLC and such TRS Subsidiary and (ii) all development documents relating to the development of Timber Creek at the ski resort commonly known as “Okemo”;

(xxiv) an assignment duly executed by CLP Lending I, LLC to the Ski Purchaser or its designee of all right, title and interest of CLP Lending I, LLC in and to the loan made to Mountain High Resort Associates, LLC and Stevens Pass Mountain Resort, LLC, as more particularly set forth in Section (b)(ii)(4) of Exhibit I attached hereto;

(xxv) with respect to each parcel of U.S. Attractions Owned Real Property, a special warranty deed in recordable form duly executed and notarized by the respective U.S. Attractions Asset Seller (the “Deeds”);

(xxvi) one or more Assignment and Assumption of Ground Leases (the “Ground Lease Assignments”), in recordable form and as otherwise in the form mutually agreed to by the respective parties, each executed by a duly authorized representative of the applicable U.S. Attractions Asset Seller; and

(xxvii) all other documents, instruments and writings required to be delivered by any Seller Party at or prior to the Closing Date pursuant to this Agreement and all other documents, instruments, declarations, transfer tax forms, affidavits and writings reasonably requested by the Purchasers (or their permitted assigns), First American Title Insurance Company or any other title insurance company issuing a title policy at Closing.

(c) Purchaser’s Deliverables. At the Closing, the Attractions Purchaser, the Ski Purchaser and the Canadian Purchaser, as applicable, shall deliver or cause to be delivered to the Company:

(i) counterparts to each U.S. Asset Assignment Agreement and each Equity Assignment Agreement executed by a duly authorized representative of the applicable Purchaser or its permitted assigns;

(ii) counterparts to each U.S. Ancillary Asset Sale Document executed by a duly authorized representative of the applicable Purchaser or its permitted assigns, to the extent applicable;

(iii) counterparts to each Personal Property Lease Assignment executed by a duly authorized representative of the applicable Purchaser or its permitted assigns;

(iv) a counterpart to the Release Agreement executed by a duly authorized representative of each Purchaser;

(v) a counterpart to the flow of funds memorandum described in Section 3.1(b) below, executed by a duly authorized representative of each Purchaser;

(vi) releases from each applicable Ground Lessor, in form and substance reasonably satisfactory to the Sellers, evidencing the release of the Company and all of its Subsidiaries (other than the Target Companies) from all guarantees or other obligations relating to the Ground Lease at Wild Waves;

(vii) duly executed counterparts of the notice letters referenced in Section 2.11(b)(xxi) and Section 2.11(b)(xxii) above; and

(viii) all other documents, instruments and writings required to be delivered by the Purchasers at or prior to the Closing Date pursuant to this Agreement and all other documents, instruments, declarations, affidavits and writings reasonably requested by the Company.

(d) Attractions Purchaser Deliverables. In addition to the items specified in Section 2.11(c) above, at the Closing, the Attractions Purchaser shall deliver or cause to be delivered to the Company:

(i) the Attractions Purchaser Closing Cash Consideration in immediate available funds by wire transfer to an account designated in writing by the Company to the Attractions Purchaser no later than two (2) Business Days before the Closing;

(ii) evidence of the issuance of the Share Consideration in book-entry form, registered in the Company’s name;

(iii) counterparts to the assignment and assumption agreement transferring, as of the Closing Date, all of the Company’s right, title and interest in, to, and under, the Financing Documents to the Attractions Purchaser, executed by a duly authorized representative of the Attractions Purchaser;

(iv) counterparts to the Trademark Assignment Agreement, executed by a duly authorized representative of the Attractions Purchaser;

(v) counterparts to each Operating Partnership Assignment Agreement executed by a duly authorized representative of the applicable Purchaser or its permitted assigns;

(vi) a certificate executed by an authorized officer of the Attractions Purchaser to the effect that the conditions specified in clauses (b) and (d) of Section 9.3 are satisfied in all respects; and

(vii) a copy of resolutions duly adopted by the Board of Directors of Attractions Purchaser (as certified by the Secretary of the Attractions Purchaser) evidencing the capacity and authority of the Attractions Purchaser to (i) enter into and perform this Agreement, the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions, (ii) consummate the Closing, (iii) enter into and deliver all documents to be executed and delivered by it at the Closing, and authorizing certain individuals to enter into and deliver this Agreement and such Closing documents on behalf of the Attractions Purchaser, together with (x) an incumbency certificate for the individuals signing this Agreement and such Closing documents on behalf of the Attractions Purchaser, and (y) a good standing certificate dated as of a recent date and issued by the State Department of Assessments and Taxation of the State of Maryland.

(e) Ski Purchaser Deliverables. In addition to the items specified in Section 2.11(c) above, at the Closing, the Ski Purchaser shall deliver or cause to be delivered to the Company:

(i) the Ski Purchaser Closing Cash Consideration in immediate available funds by wire transfer to an account designated in writing by the Company to the Ski Purchaser no later than two (2) Business Days before the Closing;

(ii) the Financing Documents, executed by a duly authorized representative of each of the parties thereto, as borrowers or mortgagors, as the case may be;

(iii) a certificate executed by an authorized representative of the Ski Purchaser to the effect that the conditions specified in clauses (c) and (e) of Section 9.3 are satisfied in all respects to the extent related to the Ski Purchaser;

(iv) written consent evidencing the capacity and authority of the Ski Purchaser to (i) enter into and perform this Agreement, the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale and the other

Contemplated Transactions, (ii) consummate the Closing, (iii) enter into and deliver all documents to be executed and delivered by it at the Closing, and authorizing certain individuals to enter into and deliver this Agreement and such Closing documents on behalf of the Ski Purchaser, together with (x) an incumbency certificate for the individuals signing this Agreement and such Closing documents on behalf of the Ski Purchaser, and (y) a good standing certificate dated as of a recent date and issued by the Secretary of State of the State of Delaware; and

(v) written consents or resolutions evidencing the capacity and authority of each of the Ski Target Companies to enter into and deliver the Financing Documents and authorizing certain individual or individuals to enter individuals to enter into the Financing Documents, together with (x) an incumbency certificate for the individual or individuals signing the Financing Documents, and (y) a Secretary’s certificate from each sole member or general partner, as applicable, of each of the Ski Target Companies certifying that the Organizational Documents of the Ski Target Companies are in full force and effect.

(f) Canadian Purchaser Deliverables. In addition to the items specified in Section 2.11(c) above, at the Closing, the Canadian Purchaser shall deliver or cause to be delivered to the Company:

(i) the Canadian Purchaser Closing Consideration in immediate available funds by wire transfer to an account designated in writing by the Company to the Canadian Purchaser no later than two (2) Business Days before the Closing;

(ii) counterparts to each Canadian Assignment Agreement executed by a duly authorized representative of the Canadian Purchaser or its permitted assigns;

(iii) counterparts to each Canadian Ancillary Asset Sale Document executed by a duly authorized representative of the Canadian Purchaser or its permitted assigns, to the extent applicable;

(iv) a certificate from the Canadian Purchaser executed by an authorized officer of such Canadian Purchaser to the effect that the conditions specified in clauses (c) and (e) of Section 9.3 are satisfied in all respects to the extent related to the Canadian Purchaser;

(v) written consent evidencing the capacity and authority of the Canadian Purchaser to (i) enter into and perform this Agreement, the Canadian Asset Sale and the other Contemplated Transactions, (ii) consummate the Closing, (iii) enter into and deliver all documents to be executed and delivered by it at the Closing, and authorizing certain individuals to enter into and deliver this Agreement and such Closing documents on behalf of the Canadian Purchaser, together with (x) an incumbency certificate for the individuals signing this Agreement and such Closing documents on behalf of the Canadian Purchaser, and (y) a good standing certificate from the Office of the British Columbia Registrar of Companies; and

(vi) all other documents, instruments and writings required to be delivered by the Canadian Purchaser at or prior to the Closing Date pursuant to this Agreement and all other documents, instruments, declarations, affidavits and writings reasonably requested by the Company.

(g) Jersey Trustee Deliverables. At the Closing, the Jersey Trustee on behalf of the Jersey Trust shall deliver or cause to be delivered to the Canadian Purchaser:

(i) one or more assignment and assumption agreements, in such form as may be required by any relevant Governmental Authority, executed by a duly authorized representative of the Jersey Trustee on behalf of the Jersey Trust, effecting the Canadian Asset Sale as it relates to its right, title and interest in, to, and under, the Canadian Purchased Assets;

(ii) counterparts to each Canadian Ancillary Asset Sale Document executed by a duly authorized representative of the Jersey Trustee on behalf of the Jersey Trust or its permitted assigns, to the extent required to give effect to the Canadian Asset Sale;

(iii) a certificate from the Jersey Trustee executed by an authorized officer to the effect that the conditions specified in clause (b) (solely to the extent of the Jersey Trust’s obligations) and (e) of Section 9.2 are satisfied in all respects;

(iv) written consent evidencing the capacity and authority of the Jersey Trustee on behalf of the Jersey Trust to (i) enter into and perform this Agreement, the Canadian Asset Sale and the other Contemplated Transactions, (ii) consummate the Closing, (iii) enter into and deliver all documents to be executed and delivered by it at the Closing, and authorizing certain individuals to enter into and deliver this Agreement and such Closing documents on behalf of the Jersey Trust, together with (x) an incumbency certificate for the individuals signing this Agreement and such Closing documents on behalf of the Jersey Trust, and (y) a good standing certificate from the Office of the British Columbia Registrar of Companies; and

(v) all other documents, instruments and writings required to be delivered by the Jersey Trust at or prior to the Closing Date pursuant to this Agreement.

(h) Pay off of the Indebtedness Amount. At the Closing, the Seller Parties shall deliver or caused to be delivered to the creditors identified in the Debt Pay-off Letters the Indebtedness Amount and any and all releases or discharges of mortgage or deed of trust and other documentation necessary to release any liens of record associated with the Indebtedness Amount. If all necessary consents required under the Acquired Indebtedness as a result of Attractions Purchaser Interest Sale are not obtained on or before the Closing Date, then the Acquired Indebtedness shall be deemed included in the Indebtedness Amount for purposes of this Section 2.11(h).

(i) Amendment and Restatement of Financing Documents. At the Closing, the Ski Purchaser and the Attractions Purchaser shall amend and restate, or shall cause to be amended and restated, the Financing Documents to reflect the assignment to the Attractions Purchaser of the Financing Documents and the Ski Purchaser shall deliver or cause to be delivered to the Attractions Purchaser such amended documents. In addition, in connection with such amendment and restatement, the Ski Purchaser and the Attractions Purchaser shall enter into such additional financing documents as previously agreed to by the Ski Purchaser and the Attractions Purchaser, which financing documents will be in the forms previously agreed to by the Ski Purchaser and the Attractions Purchaser.

ARTICLE 3.

PURCHASE AND SALE CONSIDERATION

Section 3.1 Closing Consideration.

(a) Subject to the terms and conditions of this Agreement, the aggregate consideration to be paid by the Purchasers to the Company, as agent for the Sellers, at the Closing shall consist of the following:

(i) with respect to the Ski Purchaser Interest Sale and the Ski Purchaser Asset Sale, the Ski Purchaser shall (1) deliver an amount in cash equal to One Hundred Thirty One Million Seventy Five Thousand Dollars ($131,075,000) minus the U.S. dollar equivalent (determined by reference to the daily noon exchange rate published by the Bank of Canada on its website on the second Business Day immediately prior to Closing) of the aggregate amount of cash payable to the Canadian Asset Sellers under Section 3.1(a)(ii) and Section 3.1(a)(iii) (such amount determined in accordance with the foregoing, the “Ski Purchaser Closing Cash Consideration”), which Ski Purchaser Closing Cash Consideration shall be adjusted as set forth in this Section 3.1, Section 3.2 and Section 3.3 below and (2) together with certain other obligors, issue the Note in the aggregate principal amount of Two Hundred Forty Three Million Four Hundred Twenty Five Thousand Dollars ($243,425,000) (the Note, together with the Ski Purchaser Closing Cash Consideration, shall be referred to herein as the “Ski Purchaser Closing Consideration”);

(ii) with respect to the Jersey Canadian Asset Sale, the Canadian Purchaser shall deliver an amount in cash equal to Twenty Three Million One Hundred Thousand Canadian Dollars (CDN$23,100,000) (the “Jersey Canadian Closing Consideration”), subject to adjustment as set forth in this Section 3.1 and Section 3.2 below;

(iii) with respect to the ULC Canadian Asset Sale, the Canadian Purchaser shall deliver an amount in cash equal to Nine Million Nine Hundred Thousand Canadian Dollars (CDN$9,900,000) (such amount, together with the Jersey Canadian Closing Consideration, the “Canadian Purchaser Closing Consideration”), subject to adjustment as set forth in this Section 3.1 and Section 3.2 below; and

(iv) with respect to the Attractions Purchaser Interest Sale and the Attractions Purchaser Asset Sale and the assignment of the Financing Documents by the Company to the Attractions Purchaser, the Attractions Purchaser shall (1) deliver an amount in cash equal to the difference between Fifty One Million Five Hundred Twenty Five Thousand Dollars ($51,525,000), less the outstanding principal amount of the Acquired Indebtedness (provided that, if all necessary consents required under the Acquired Indebtedness as a result of the Attractions Purchaser Interest Sale are not obtained on or before the Closing Date, then the Acquired Indebtedness shall not be deducted) (the “Attractions Purchaser Closing Cash Consideration”), and (2) issue the Share Consideration (which, together with the Attractions Purchaser Closing Cash Consideration, the “Attractions Purchaser Closing Consideration”), which cash and shares shall be adjusted as set forth in this Section 3.1 and Section 3.2 below.

(b) Flow of Funds Memorandum. The Ski Purchaser Closing Consideration, the Canadian Purchaser Closing Consideration and the Attractions Purchaser Closing Consideration shall be paid to the Company, as agent for the Sellers, as set forth in a flow of funds memorandum, in form and substance mutually satisfactory to the Company and the Purchasers, which shall specify in reasonable detail the payments to be made by the Ski Purchaser and the Attractions Purchaser to the Company at the Closing.

(c) Estimated Closing Amounts Statement. At least three (3) and no more than five (5) Business Days before the Closing Date, the Company shall deliver to the Purchasers a certificate (the “Estimated Closing Amounts Statement”) setting forth the Company’s good faith estimate of each of the Ski Purchaser Closing Consideration, the Canadian Purchaser Closing Consideration and the Attractions Purchaser Closing Consideration for each Asset Seller and Target Company, which shall include a detailed calculation of the adjustments set forth on Exhibit J (including any schedules required by such Exhibit). The Estimated Closing Amounts Statement shall be prepared by the Company in good faith and shall be accompanied by (A) a schedule showing each component of the Ski Purchaser Closing Consideration, the Canadian Purchaser Closing Consideration and the Attractions Purchaser Closing Consideration, and (B) appropriate documentation supporting the estimates contained in the Estimated Closing Amounts Statement to enable the Purchasers to verify all items and amounts (including any schedules required by Exhibit J. The Estimated Closing Amounts Statement shall be subject to the reasonable approval of the Purchasers, and the Seller Parties shall provide such additional supporting information as may be reasonably requested by any Purchaser to verify all items and amounts thereon. For the avoidance of doubt, Exhibit J is incorporated by reference into this Agreement and the terms thereof constitute a part of this Agreement.

(d) [Intentionally Omitted]

(e) Closing Adjustments. Consideration payable at Closing pursuant to Section 3.1(a) shall be subject to the following adjustments:

(i) The Ski Purchaser Closing Cash Consideration and the Canadian Purchaser Closing Consideration shall be increased or decreased, as applicable, as set forth on the Estimated Closing Amounts Statement.

(ii) The Attractions Purchaser Closing Consideration shall be increased or decreased, as applicable, as set forth on the Estimated Closing Amounts Statement; provided, however, that the Attractions Purchaser Closing Cash Consideration shall be adjusted first (but not below $500,000) and only after the Attractions Purchaser Closing Cash Consideration has reached $500,000 will the Share Consideration be adjusted in lieu of the Attractions Purchaser Closing Cash Consideration (using the Closing VWAP as the deemed value of the Attractions Purchaser Common Shares). In no event shall the Attractions Purchaser Closing Cash Consideration be less than $500,000.

(iii) Notwithstanding anything in this Agreement to the contrary, the Attractions Purchaser may increase the Attractions Purchaser Closing Cash Consideration and decrease the Share Consideration by an identical amount, and/or apply any adjustments to the Attractions Purchaser Closing Consideration required by Section 3.1(e)(ii) that are in favor of the Attractions Purchaser by reducing the Share Consideration (in place of reducing the Attractions Purchaser Closing Cash Consideration), as is advisable by the Attractions Purchaser to ensure that the Interest Sale and the Asset Sale to the Attractions Purchasers contemplated herein are all taxable transactions for U.S. federal Income Tax purposes. Any adjustment to the Share Consideration or replacement of the Share Consideration for additional Attractions Purchaser Closing Cash Consideration pursuant to this Section 3.1(e)(iii) shall be made using the Closing VWAP as the deemed value of the Attractions Purchaser Common Shares.

(f) The Parties agree that (i) the consideration paid by the Ski Purchaser to the U.S. Ski Asset Sellers shall first be paid from the Note (or a portion thereof), (ii) the Attractions Purchaser’s purchase of the Note (or a portion thereof) from the U.S. Ski Asset Sellers shall be paid for with Share Consideration, and (iii) the Attractions Purchaser may allocate its cash consideration to the Company and/or any of the U.S. Attractions Asset Sellers as needed to cause each transaction to be a fully taxable transaction for U.S. federal income tax purposes. Any adjustments to the purchase price resulting from fluctuations in the value of the Attractions Purchaser Common Shares between signing and Closing, or as a result of adjustments required by Sections 3.1(e) or 3.2, shall be applied to the consideration received by the Equity Sellers.

Section 3.2 Post-Closing Adjustment to Consideration.

Until the forty-fifth (45th) day following the Closing Date, the Seller Parties and the Purchasers agree to cooperate and use their best efforts to further adjust the Ski Purchaser Closing Cash Consideration, the Canadian Purchaser Closing Consideration and the Attractions Purchaser Closing Cash Consideration in accordance with Exhibit J as and when more complete and accurate information becomes available to the Parties, with a final true-up to occur with respect to all such adjustments as of the forty-fifth (45th) day following the Closing Date (or such earlier time as may be agreed upon by the Parties). In connection therewith, the Parties shall provide each other with reasonable access to the books and records within their control for the purpose of verifying any adjustments proposed to be made following Closing and each Party proposing an adjustment following the Closing shall provide the other Parties with appropriate documentation supporting such adjustment.

Section 3.3 Buyback Options.

In the event that between the Effective Date and the Closing Date, any party to any of the Buyback Options shall have notified any Seller Party of its intent to exercise its rights to purchase the assets of any Target Company or any Asset Seller subject to the applicable Buyback Option, the Parties agree that, to the extent applicable, (a) each of (x) the Ski Purchaser Closing Cash Consideration, on the one hand, and (y) the Note, on the other hand, shall be reduced on a pro rata basis by the Net Cash Proceeds received by the Company or its Affiliates for the applicable assets of such Target Company or such Asset Seller and (b) each of (i) the Attractions Purchaser Closing Cash Consideration, on the one hand, and (ii) the Share Consideration, on the other hand, shall be reduced on a pro rata basis by the Net Cash Proceeds received by the Company or its Affiliates for the applicable assets of such Target Company or such Asset Seller. The Company shall give prompt written notice to the Purchasers of the written notice of exercise of any Buyback Option. If any Buyback Option is exercised, the Company shall provide the applicable Purchaser with a reasonable opportunity to review and comment on any proposed definitive purchase agreement or other similar agreement to be entered into in connection with such exercise. The Company will promptly provide the Purchasers with an executed copy of any purchase agreement or other similar agreement entered into in connection with such Buyback Option.

Section 3.4 Purchase Price Allocation.

(a) No later than forty-five (45) calendar days after the Effective Date, (i) the Attractions Purchaser shall provide each U.S. Attractions Asset Seller a separate draft IRS Form 8594 setting forth an allocation of the portion of the Attractions Purchaser Closing Consideration (and any other relevant items) paid to that applicable U.S. Attractions Asset Seller among the classes of assets of that U.S. Attractions Asset Seller, (ii) the Attractions Purchaser shall provide the Company a draft IRS Form 8594 setting forth an allocation of the portion of the Attractions Purchaser Closing Consideration (and any other relevant items) paid to the Equity Sellers in the aggregate among the classes of assets of the Equity Sellers, (iii) each U.S. Ski Asset Seller shall provide the Ski Purchaser a separate draft IRS Form 8594 setting forth an allocation of the portion of the Ski Purchaser Closing Consideration (and any other relevant items) paid to that applicable U.S. Ski Asset Seller among the classes of assets of that U.S. Ski Asset Seller, and (iv) the Company shall provide the Ski Purchaser a draft IRS Form 8594 setting forth an allocation of the portion of the Ski Purchaser Closing Consideration (and any other relevant items) paid to the Equity Sellers in the aggregate among the classes of assets of the Equity Sellers. All such proposed allocations shall be made in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. The Company, the Asset Sellers and the Attractions Purchasers shall work in good faith to agree to the relative fair market values of the categories of assets as referenced in clauses (i) and (ii) above for a forty-five (45) calendar day period. The Company, the Asset Sellers and the Ski Purchaser shall work in good faith to agree to the relative fair market values of the categories of assets as referenced in clauses (iii) and (iv) above for a forty-five (45) calendar day period. If the Parties are able to agree to the relative values of each category of assets, each Party shall file its IRS Form 8594 consistent with the agreed upon allocation, with any differences in the estimated purchase price and the final purchase price (as determined for U.S. federal Income Tax purposes) being allocated to the categories of assets in proportion to their relative fair market values in the agreed upon allocation, and each Party shall take all positions for Tax purposes consistent therewith. With respect to the allocations described in clauses (i) and (ii) of this Section 3.4, if the Attractions Purchaser and the Company and the Asset Sellers cannot mutually agree to such allocation within the forty-five (45) calendar day period, (A) the dispute shall be referred to a nationally recognized independent accounting firm, as mutually agreed upon by the Attractions Purchaser and the Company, which shall make a determination no later than forty-five (45) calendar days after submission of the dispute (but in no event later than thirty (30) calendar days before the earliest of the respective due dates for the Income Tax Returns of the Parties as to which such allocations are relevant) and whose determination shall be binding on the Parties, and (B) the Attractions Purchaser shall pay fifty percent (50%) and the Company shall pay fifty percent (50%) of any fees and expenses of such nationally recognized independent accounting firm. With respect to the allocations described in clauses (iii) and (iv) of this Section 3.4, if the Ski Purchaser and the Company and Asset Sellers cannot mutually agree to such allocation within the forty-five (45) calendar day period, (A) the dispute shall be referred to a nationally recognized independent accounting firm, as mutually agreed upon by the Ski Purchaser and the Company, which shall make a determination no later than forty-five (45) calendar days after submission of the dispute (but in no event later than thirty (30) calendar days before the earliest of the respective due dates for the Income Tax Returns of the Parties as to which such allocations are relevant) and whose determination shall be binding on the Parties and (B) the Ski Purchaser shall pay fifty percent (50%) and the Company shall pay fifty percent (50%) of any fees and expenses of such nationally recognized independent accounting firm. Each Party required to file an IRS Form 8594 shall send a copy of such filed form within ten (10) calendar days after filing to each other Party required to file such form with respect to the assets covered by such form.

(b) No later than forty-five (45) calendar days after the Effective Date, the Company and each Canadian Asset Seller shall provide the Canadian Purchaser with a proposed schedule setting forth an allocation of the Jersey Canadian Assets and the ULC Canadian Assets. The Company, each Canadian Asset Seller and the Canadian Purchaser shall work in good faith to agree to the relative fair market values of the categories of assets as referenced above for a forty-five (45) calendar day period. If the Parties are able to agree to the relative values of each category of assets, each Party shall take all positions for Tax purposes consistent therewith with any differences in the estimated purchase price and the final purchase price (as determined for Income Tax purposes) being allocated to the categories of assets in proportion to their relative fair market values in the agreed upon allocation. With respect to the allocations described in this Section 3.4(b), if the Company, the Canadian Asset Sellers and the Canadian Purchaser cannot mutually agree to such allocation within the forty-five (45) calendar day period, (A) the dispute shall be referred to a nationally recognized independent accounting firm, as mutually agreed upon by the Parties, which shall make a determination no later than forty-five (45) calendar days after submission of the dispute (but in no event later than thirty (30) calendar days before the earliest of the respective due dates for the Income Tax Returns of the Parties as to which such allocations are relevant) and whose determination shall be binding on the Parties and (B) the Canadian Purchaser shall pay fifty percent (50%) and the Canadian Asset Sellers shall pay fifty percent (50%) of any fees and expenses of such nationally recognized independent accounting firm.

(c) No later than ten (10) calendar days after the final allocations are completed in accordance with Section 3.4(a)(i) through (iv) (but in no event later than fifteen (15) calendar days before Closing), the Parties shall work in good faith to agree to a further allocation of (i) the Ski Purchaser Closing Consideration among the real and personal property comprising the Ski Assets and (ii) the Attractions Purchaser Closing Consideration among the real and personal property comprising the Attractions Assets. Such allocation among such real and personal property shall be used solely for Title and transfer tax purposes and no Party shall be required to agree to any allocation which in its reasonable belief would result in its failure to qualify as a REIT.

Section 3.5 Canadian Withholding.

(a) The Jersey Trustee on behalf of the Jersey Trust shall take all reasonable steps to obtain and deliver to the Canadian Purchaser a certificate issued by the Canada Revenue Agency (the “CRA”) under subsection 116(5.2) of the Income Tax Act (Canada) (a “Clearance Certificate”) fixing therein an amount equal to the proceeds of disposition, proposed proceeds of disposition or such other amount as is reasonable in the circumstances (the “Certificate Limit”) of no less than the Jersey Canadian Closing Consideration, expressed in Canadian dollars.

(b) The Canadian Purchaser shall be entitled to withhold from the Jersey Canadian Closing Consideration fifty percent (50%) of the amount, if any, by which the Jersey Canadian Closing Consideration exceeds the Certificate Limit of any Clearance Certificate delivered, or if no Clearance Certificate is delivered, the Canadian Purchaser shall be entitled to withhold from the Jersey Canadian Closing Consideration an amount equal to fifty percent (50%) of the Jersey Canadian Closing Consideration (the “Withheld Amount”). The Withheld Amount shall be paid to the Escrow Agent at Closing and held in trust by the Escrow Agent on the conditions set out in this Section 3.5 and an escrow agreement in the form of Exhibit K to be entered into between the Canadian Purchaser, the Jersey Trustee on behalf of the Jersey Trust and the Escrow Agent (the “Canadian Escrow Agreement”).

(c) Where the Canadian Purchaser has withheld the Withheld Amount and the Jersey Trustee on behalf of the Jersey Trust delivers to the Canadian Purchaser, after the Closing Date and on or before 28 days after the end of the month in which the Canadian Purchaser acquires the Jersey Canadian Assets (the “Remittance Deadline”), (i) a Clearance Certificate having a Certificate Limit of no less than the Jersey Canadian Closing Consideration, the Canadian Purchaser shall direct the Escrow Agent to release and forthwith pay to the Jersey Trust, by certified cheque, wire or bank draft, the Withheld Amount or (ii) a Clearance Certificate with a Certificate Limit less than the Jersey Canadian Closing Consideration, the Canadian Purchaser shall direct the Escrow Agent to release and forthwith pay to the Jersey Trust, by certified cheque, wire or bank draft, the Withheld Amount less fifty percent (50%) of the amount by which the Jersey Canadian Closing Consideration exceeds the Certificate Limit.

(d) Where the Canadian Purchaser has withheld the Withheld Amount and no Clearance Certificate has been delivered to the Canadian Purchaser on or before the Remittance Deadline, subject to Section 3.5(e), the Canadian Purchaser and Jersey Trustee on behalf of the Jersey Trust shall instruct the Escrow Agent to remit such amount to the Receiver General for Canada (and the amount so remitted shall be credited as a payment of the Jersey Canadian Closing Consideration under this Agreement). Where the Canadian Purchaser has withheld the Withheld Amount and a Clearance Certificate has been delivered to the Canadian Purchaser on or before the Remittance Deadline with a Certificate Limit that is less than the Jersey Canadian Closing Consideration, subject to Section 3.5(e), the Canadian Purchaser and Jersey Trustee on behalf of the Jersey Trust shall instruct the

Escrow Agent to remit fifty percent (50%) of the amount by which the Jersey Canadian Closing Consideration exceeds the Certificate Limit to the Receiver General for Canada (and the amount so remitted shall be credited as a payment of the Jersey Canadian Closing Consideration under this Agreement). The Canadian Purchaser shall promptly furnish the Jersey Trust with a receipt confirming that such remittance has been made to the Receiver General for Canada on behalf of the Jersey Trust.

(e) Where the Canadian Purchaser has withheld the Withheld Amount and no Clearance Certificate has been delivered to the Canadian Purchaser by the Jersey Trustee on behalf of the Jersey Trust on or before the Remittance Deadline in accordance with Section 3.5(c), no portion of the Withheld Amount shall be remitted to the Receiver General for Canada if the Jersey Trustee on behalf of the Jersey Trust delivers to the Canadian Purchaser, on or before the Remittance Deadline, a comfort letter issued by the CRA forestalling the Canadian Purchaser’s remittance obligations under Section 116 of the Income Tax Act (Canada).

(f) Where the Canadian Purchaser has withheld the Withheld Amount and the Jersey Trustee on behalf of the Jersey Trust has delivered to the Canadian Purchaser a comfort letter as described in Section 3.5(e), the Escrow Agent shall continue to hold the Withheld Amount on the terms and conditions outlined in the comfort letter issued by the CRA until either (i) all or a portion of the Withheld Amount is paid to the Jersey Trust by certified cheque, wire or bank draft, or (ii) all or a portion of the Withheld Amount is remitted to the Receiver General for Canada for the account of the Jersey Trust if notified to do so by the Receiver General for Canada. For greater certainty, in cases of partial payments or remittances described in (i) and (ii), respectively, above, any unpaid or unremitted portion of the Withheld Amount shall continue to be held by the Escrow Agent as provided for under the terms and conditions outlined in the comfort letter issued by the CRA.

(g) The provisions set forth in this Section 3.5 shall also apply, mutatis mutandis, to any positive adjustment to the amount paid by the Canadian Purchaser and its permitted assigns to the Jersey Trust in consideration for the purchase of the Jersey Canadian Assets.

Section 3.6 PST.

(a) Unless any Seller Party delivers on or before Closing:

(i) a certificate (a “PST Clearance Certificate”) issued by the Minister of Finance of British Columbia (“Finance Minister”) under Section 187 of the Provincial Sales Tax Act (British Columbia) (the “PST Act”) to the effect that all requisite taxes collectable and payable under the PST Act by Cypress ULC have been paid, or evidence that Cypress ULC has entered into an arrangement satisfactory to the Finance Minister for the payment of such taxes; and

(ii) a certificate (a “SST Clearance Certificate”) issued by the Finance Minister under Section 99 of the Social Service Tax Act (British Columbia) (the “SST Act”) to the effect that all requisite taxes collected by Cypress ULC have been paid, or evidence that Cypress ULC has entered into an arrangement satisfactory to the Finance Minister for the payment of such taxes, then the Canadian Purchaser shall be entitled to withhold from the Canadian Purchaser Closing Consideration payable to Cypress ULC an amount equal to CDN$1,000,000 (the “Withholding Sales Tax Amount”). The Withholding Sales Tax Amount shall be held in trust on the conditions set out in this Section 3.6 and the escrow agreement in the form attached hereto as Exhibit L (the “Sales Tax Escrow Agreement”) to be entered into at Closing among the Canadian Purchaser, Cypress ULC and the Escrow Agent. For the avoidance of doubt, the Canadian Purchaser shall have no recourse against Cypress ULC in respect of the Canadian Purchaser PST Liability or the Canadian Purchaser SST Liability (each as defined below) for any amount in excess of the Withholding Sales Tax Amount withheld from the Canadian Purchaser Closing Consideration pursuant to this Section 3.6.

(b) Subject to Section 3.6(c), upon receipt by Canadian Purchaser from Cypress ULC of the PST Clearance Certificate described in Section 3.6(a)(i) and the SST Clearance Certificate described in Section 3.6(a)(ii), the Canadian Purchaser and Cypress ULC shall instruct the Escrow Agent to promptly pay the Withholding Sales Tax Amount to Cypress ULC.

(c) Upon receipt of notice by the Canadian Purchaser from the Finance Minister to the effect that the Canadian Purchaser is liable for an amount (the “Canadian Purchaser PST Liability”) pursuant to the PST Act that is the result of the Canadian Purchaser’s failure to obtain the PST Clearance Certificate described in Section 3.6(a)(i) from Cypress ULC, or upon receipt of notice by the Canadian Purchaser from the Finance Minister to the effect that the Canadian Purchaser is liable for an amount (the “Canadian Purchaser SST Liability”) pursuant to the SST Act that is the result of the Canadian Purchaser’s failure to obtain the SST Clearance Certificate described in Section 3.6(a)(ii) from Cypress ULC, then unless alternative arrangements are made to the reasonable satisfaction of the Canadian Purchaser, the Canadian Purchaser and Cypress ULC shall instruct the Escrow Agent to promptly pay an amount equal to the Canadian Purchaser PST Liability or Canadian Purchaser SST Liability, as applicable, to the Finance Minister.

(d) Where the condition described in Section 3.6(b) has not been satisfied within twenty-four (24) months of the Closing Date, the Canadian Purchaser and Cypress ULC shall instruct the Escrow Agent to promptly pay the Withholding Sales Tax Amount to the Canadian Purchaser.

(e) Subject to Section 3.6(f), where any portion of the Withholding Sales Tax Amount has been paid to the Canadian Purchaser pursuant to Section 3.6(d), the Canadian Purchaser agrees to be liable for any and all taxes, interest and penalties under the PST Act and/or the SST Act for which Cypress ULC is liable and shall indemnify and hold harmless Cypress ULC, its successors, Affiliates, assigns, directors, officers, and shareholders, whether direct or indirect, as applicable, from and against any and all losses actually incurred by Cypress ULC in respect of such taxes, interest or penalties.

(f) The indemnity obligations of the Canadian Purchaser set out in Section 3.6(e) shall be limited in all respects to the amount of the Withholding Sales Tax Amount actually remitted by the Escrow Agent to the Canadian Purchaser pursuant to Section 3.6(d).

(g) To the extent an amount is paid to the Finance Minister pursuant to this Section 3.6 on account of taxes, interests or penalties for which Cypress ULC is liable (or Canadian Purchaser is liable as a result of the ULC Canadian Asset Sale), the Canadian Purchaser agrees to cooperate with Cypress ULC to obtain a refund of such amount for the benefit of Cypress ULC, provided all expenses in connection therewith are borne by the Cypress ULC.

(h) To the extent the Finance Minister seeks to recover at any time amounts from the Canadian Purchaser in respect of any liability of Cypress ULC for any taxes, interest and penalties under the PST Act and/or the SST Act and the total of such amounts exceeds the Withholding Sales Tax Amount (such excess amount referred to herein as the “Excess Sales Tax Liability”), Cypress ULC agrees to cooperate with and assist Canadian Purchaser in recovering such Excess Sales Tax Amount from any third party (including, but not limited to, Cypress Bowl Recreations Limited Partnership and any of its Affiliates), and any amounts so recovered on account of any Excess Sales Tax Liability shall be paid to the Finance Minister on account of any such Excess Sales Tax Liability or to the Canadian Purchaser to the extent of any amounts previously paid by the Canadian Purchaser to the Finance Minister on account of an Excess Sales Tax Liability.

(i) For purposes only of this Section 3.6, all references to “Cypress ULC” shall be deemed to include Cypress ULC and its successors, Affiliates, assigns, directors, officers, and shareholders, whether direct or indirect.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

Except (a) as set forth in the disclosure letter that has been prepared by the Seller Parties (other than the Jersey Trust) and delivered by the Seller Parties (other than the Jersey Trust) to the Purchasers in connection with the execution and delivery of this Agreement (the “Seller Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Seller Disclosure Letter with respect to any Section or subsection of Article 4 of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article 4 of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Seller Disclosure Letter is intended to broaden the scope of any representation or warranty of the Seller Parties made herein), or (b) as disclosed in publicly available Company SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2014 (except for the representations and warranties set forth in Section 4.4, Section 4.5, Section 4.8 and Section 4.9(b)) and prior to the Effective Date (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), each of the Seller Parties (other than the Jersey Trust) jointly and severally represent and warrant to each Purchaser that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a Maryland corporation, duly organized, validly existing and in good standing under the Laws of the state of Maryland, has the requisite corporate power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect.

(b) The Operating Partnership is a Delaware limited partnership, duly organized, validly existing and in good standing under the Laws of the state of Delaware, has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Operating Partnership is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect.

(c) Each Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted except, for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect. Each Seller is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect.

(d) Each Target Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or incorporation, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted except, for such failures to be so organized, in good standing or have certain power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect. Each Target Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect.

(e) Section 4.1(e) of the Seller Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Target Companies and the Asset Sellers and any corporate or non-corporate Subsidiary in which any Target Company or any Asset Seller owns any direct or indirect voting, capital, profits or other beneficial interest (“Target Company Subsidiary”), including a list of each Target Company that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code, or a taxable REIT subsidiary within the meaning of Section 856(l) of the Code. Section 4.1(e) of the Seller Disclosure Letter also sets forth (i) the jurisdiction of incorporation or organization, as the case may be, of each Target Company and Target Company Subsidiary and each Asset Seller, (ii) the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for Income Tax purposes), directly or indirectly, by the Company in each Target Company and in each Asset Seller, (iii) the names of and the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for Income Tax purposes) by any Person other than the Company in each Target Company and in each Asset Seller, and (iv) the classification for United States federal Income Tax purposes of each Target Company and each Asset Seller. Following the consummation of the TRS Distribution, no Asset Seller will own any Target Company Subsidiary.

(f) Except for interests in and loans to the Target Company Subsidiaries, no Target Company or Asset Seller, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than investments in bank time deposits and money market accounts).

Section 4.2 Organizational Documents.

The Company has made available to the Purchasers complete and correct copies of (a) the Company’s charter (the “Company Charter”), and the Company’s bylaws, each in effect as of the Effective Date (the “Company Bylaws”), (b) the Agreement of Limited Partnership of the Operating Partnership dated September 23, 2004 (the “Partnership Agreement”) and the certificate of limited partnership of the Operating Partnership and (c) the Organizational Documents of each Seller and each Target Company, all of which are listed on Section 4.2 of the Seller Disclosure Letter. The Company Charter, the Company Bylaws, the Partnership Agreement and such Organizational Documents are each in full force and effect.

Section 4.3 Capital Structure.

(a) All of the outstanding shares of capital stock of each Asset Seller that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding ownership interests of each Target Company and each Canadian Asset Seller that is a partnership or limited liability company or state law trust or foreign trust are duly authorized and validly issued. There are no shares of capital stock of (or other ownership interests in) in any Target Company or Asset Seller that may be issued upon exercise of outstanding options or exchange rights. The Company owns, directly or indirectly, all of the outstanding capital stock or other ownership interests of each Target Company and each Asset Seller, which constitute the only issued and outstanding capital stock or other ownership interests of the Target Companies or Asset Sellers, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained by the Target Company, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock, ownership interests, or other securities of any Target Company or any Asset Seller or which would require any Target Company or any Asset Seller to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.

(b) Except as set forth in Section 4.3(b) of the Seller Disclosure Letter, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company, the Operating Partnership, any Seller or any Target Company is a party or by which any of them is bound, obligating any Seller Party or any Target Company to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock or other equity securities or phantom stock or other contractual rights, the value of which is determined in whole or in part by the value of any equity security of any Seller Party or any Target Company or obligating any Seller Party or any Target Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 4.3(b) of the Seller Disclosure Letter, there are no outstanding contractual obligations of any Seller Party or any Target Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or other securities of any Seller Party or any Target Company. Neither any Seller Party nor any Target Company is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock or any equity security of any Seller Party or any Target Company.

(c) All dividends or other distributions on the shares of Company Common Stock and any dividends or other distributions on any securities of any Seller, any Target Company or any Asset Seller which have been authorized or declared prior to the Effective Date have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.4 Authority.

(a) Each Seller Party has the requisite power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Sale and the other Contemplated Transactions. The execution and delivery of this Agreement by each Seller Party and the performance by each Seller Party of its obligations under this Agreement have been duly and validly authorized by all necessary action on the part of such Seller Party, and no other proceedings on the part of any Seller Party are necessary to authorize this Agreement or the Sale or to consummate the Sale and the other Contemplated Transactions, subject, with respect to the Sale, to receipt of the Company Stockholder Approval. The Company Board, at a duly held meeting, has, by unanimous vote of the entire Company Board, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Sale and the other Contemplated Transactions, (ii) directed that the Sale and the other Contemplated Transactions be submitted for consideration at the Company Stockholder Meeting, and (iii) resolved to recommend that the holders of Company Common Stock vote in favor of the approval of the Sale and the other Contemplated Transactions and to include such recommendation in the Proxy Statement, subject to Section 8.4(d).

(b) This Agreement has been duly executed and delivered by each Seller Party and, assuming due authorization, execution and delivery by the Purchasers, constitutes a legally valid and binding obligation of each Seller Party, enforceable against each Seller Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.5 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.5(a) of the Seller Disclosure Letter, the execution and delivery of this Agreement by the Seller Parties does not, and the performance of this Agreement and the consummation of the Sale and the other Contemplated Transactions by the Seller Parties will not, assuming receipt of the Company Stockholder Approval, (i) conflict with or violate any provision of (A) the Company Charter or Company Bylaws, (B) the Partnership Agreement or (C) the Organizational Documents of any Seller or any Target Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to any Seller Party or any Target Company or by which any property or asset of any Seller Party or any Target Company is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of any Seller Party or any Target Company under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of any Seller Party or any Target Company pursuant to any note, bond, debt instrument, mortgage, indenture, contract, agreement, Ground Lease, Buyback Option, license, permit or any other legally binding obligation to which any Seller Party or any Target Company is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect.

(b) Except as set forth in Section 4.5(b) of the Seller Disclosure Letter, the execution and delivery of this Agreement by the Seller Parties does not, and the performance of this Agreement and the consummation of the Sale and the other Contemplated Transactions by the Seller Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement, (B) a registration statement on Form S-4 pursuant to which the offer and sale of Attractions Purchaser Common Shares in the Sale will be registered pursuant to the Securities Act and in which the Proxy Statement will be included (together with any amendments or supplements thereto, the “Form S-4”), and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Sale and the other Contemplated Transactions, (ii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iii) such filings as may be required in connection with state and local transfer Taxes or the transfer of liquor licenses, (iv) such filings as may be required to obtain land use permits in Canada, (v) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement, the Sale and the other Contemplated Transactions, and (vi) such filings as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), except, as to clause (ii), for any such filings and approvals which, individually or in the aggregate, would not reasonably be expected to have a Target Company Material Adverse Effect.

Section 4.6 Compliance with Law; Permits.

(a) Each Target Company and each Asset Seller or, to the knowledge of the Company, their respective operators (including all Tenants and Managers of each Company Property, as applicable) has complied and is in compliance with all Laws which affect the Company Properties, and no notice, charge or assertion has been received by any Seller Party, any Target Company, or, to the knowledge of the Company, any Tenant or any Manager or, to the Company’s knowledge, threatened against any such Person alleging any non-compliance with any such Laws, except in each case above for such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Target Company Material Adverse Effect. Notwithstanding anything to the contrary in this Section 4.6(a), the provisions of this Section 4.6(a) shall not apply to matters discussed in Section 4.10, Section 4.14, Section 4.15 and Section 4.17.

(b) Except as set forth in Section 4.6(b)(1) of the Seller Disclosure Letter, each Target Company and each Asset Seller and, to the knowledge of the Company, each of their respective operators (including all Tenants and Managers of each Company Property, as applicable) is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits, liquor licenses and certificates of occupancy, necessary for each Target Company and each Asset Seller to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the Effective Date (the “Target Company Permits”), and all such Target Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Target Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Target Company Material Adverse Effect. All applications required to have been filed for the renewal of the Target Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Target Company Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect. No Target Company, no Asset Seller or, to the knowledge of the Company, their respective operators, as applicable, has received any claim or notice nor has any knowledge indicating that any Target Company or any Asset Seller is currently not in compliance with the terms of any such Target Company Permits. Section 4.6(b)(2) of the Seller Disclosure Letter sets forth a true and complete list of all liquor licenses that are in the name of Sellers as of October 28, 2016 as to any Company Property, and the Company has provided to each Purchaser true and complete copies of all such liquor licenses.

Section 4.7 SEC Filings; Financial Statements.

(a) The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2014, together with all certificates required pursuant to the Sarbanes-Oxley Act (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The Company’s system of internal accounting controls is reasonably sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to the Purchasers copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) reasonably designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any of its Subsidiaries has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) Except as and to the extent disclosed or reserved against on the Company’s most recent balance sheet (or, in the notes thereto) included in the Company SEC Filings, none of the Company, the Operating Partnership, any Seller or any Target Company has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 8.1 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings made through and including the Effective Date or (iii) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect.

(e) The Company has provided the Purchasers with true and correct copies of unaudited financial statements for each Asset Seller and each Target Company consisting of the balance sheet and statements of income (collectively, the “Property Financial Statements”). The Property Financial Statements fairly present in all material respects the financial position of each Asset Seller and each Target Company as of August 31, 2016, the results of their respective operations for the periods indicated, all in conformity with GAAP applied on a consistent basis. The Property Financial Statements have been accurately derived from the books and records of the Asset Sellers and the Target Companies, and there has been no material adverse change in the financial condition of any Asset Seller or any Target Company since the most recent period covered by such Property Financial Statement.

Section 4.8 Disclosure Documents.

(a) None of the information supplied or to be supplied in writing by or on behalf of any Seller Party or any Target Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with this Agreement, the Sale and the other Contemplated Transactions, to the extent relating to any Seller Party or any Target Company or other information supplied by or on behalf of the Company, any other Seller Party or any Target Company for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Form S-4 and the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of any Purchaser.

Section 4.9 Absence of Certain Changes or Events.

(a) Between December 31, 2015 and the Effective Date, except as contemplated by this Agreement or as set forth in Section 4.9 of the Seller Disclosure Letter, each Seller Party and each Target Company has conducted its business in all material respects in the ordinary course.

(b) Between December 31, 2015 and the Effective Date, there has not been any Target Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Target Company Material Adverse Effect.

Section 4.10 Employee Benefit Plans.

(a) The Target Companies and the Asset Sellers do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. No Target Company and no Asset Seller has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) No Target Company, no Asset Seller or any of their respective ERISA Affiliates has incurred any obligation or liability with respect to or under any Benefit Plan or other agreement, program, policy or other arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will be reasonably expected to create any obligation with respect to, or has resulted in or will be reasonably expected to result in any liability to, the Purchasers or any of their Subsidiaries.

(c) Except as would not reasonably be expected to result in a material liability to any Target Company, no Seller Party or any Target Company or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (ii) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code); (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code); or (v) a “single employer plan” (as defined in Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA.

Section 4.11 Labor and Other Employment Matters.

(a) Neither any Target Company nor any Asset Seller has, or has ever had, any employees.

(b) As of the Effective Date, there are no active or, to the knowledge of the Company, threatened, strikes, work stoppages, boycotts or concerted labor actions relating to any Target Company.

(c) Neither the Target Companies, the Asset Sellers nor, to the knowledge of the Company, any Tenant or Manager at a Company Property is a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to employees of any Seller, any Target Company or, to the knowledge of the Company, any Tenant or Manager at a Company Property. Neither the Target Companies, the Asset Sellers nor, to the knowledge of the Company, any Tenant or Manager at a Company Property has experienced any strikes, union grievances, unfair labor practices claims or other material employee or labor disputes during the last three (3) years.

Section 4.12 Company Material Contracts.

(a) Except for contracts listed in Section 4.12 or Section 4.16 of the Seller Disclosure Letter or filed as exhibits to the Company SEC Filings, as of the Effective Date, no Target Company and no Asset Seller is a party to or bound by any contract that:

(i) is a Material Company Lease;

(ii) is a Management Agreement;

(iii) is a Forest Service Permit;

(iv) relates to any Intellectual Property (other than non-negotiated license agreements for generally commercially available, internal-use only software, for a total cost of not more than $25,000 in any calendar year);

(v) is a Personal Property Lease;

(vi) relates to any Water Rights at the Company Properties;

(vii) relates to advances or loans made to any Person;

(viii) would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated by the SEC;

(ix) obligates any Target Company or any Asset Seller to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) for the fiscal year ended 2016, or is reasonably expected to make expenditures in a future annual period, in excess of $100,000 and is not cancelable within sixty (60) days without material penalty to any Target Company or any Asset Seller;

(x) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of any Target Company or any Asset Seller, or that otherwise restricts the lines of business conducted by the Target Companies or the Asset Sellers or the geographic area in which any Target Company or any Asset Seller may conduct business;

(xi) constitutes an Indebtedness obligation of the Target Companies or the Asset Sellers, including any guaranty of obligations under any lease, contract, instrument or agreement, whether or not any such guaranty is evidenced by a note, mortgage, bond, indenture or similar instrument;

(xii) requires any Target Company or any Asset Seller to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease or a Ground Lease), or involves any pending or contemplated merger, consolidation or similar business combination transaction, other than the Boyne Buyback Options;

(xiii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction, other than with respect to Indebtedness to be paid off at Closing;

(xiv) sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of any Target Company or any Asset Seller;

(xv) constitutes a loan to any Person by any Target Company or any Asset Seller (other than advances made pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction or equipping of Company Properties or the funding of improvements to Company Properties); or

(xvi) is otherwise material or not made in the ordinary course of business consistent with past practice and is not terminable within one year without penalty.

Each contract of the type described in this Section 4.12 or Section 4.16, whether or not set forth in this Section 4.12 or Section 4.16 of the Seller Disclosure Letter or filed as exhibits to the Company SEC Filings, to which any Target Company or any Asset Seller is a party or by which it is bound as of the Effective Date is referred to herein as a “Company Material Contract.”

(b) Except for contracts filed as exhibits to Company SEC Filings, the Seller Parties have made available to the Purchasers true and complete copies in all material respects of each Company Material Contract as of the Effective Date (and all material amendments, modifications and supplements thereto and all side letters). Each Company Material Contract is legal, valid, binding and enforceable on each Target Company and each Asset Seller that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Each Target Company and each Asset Seller has performed all obligations required to be performed by it prior to the Effective Date under each Company Material Contract and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the Effective Date, except, in each case, where the non-performance of which would not reasonably be expected to have a Target Company Material Adverse Effect. Each Target Company and each Asset Seller and, to the knowledge of the Company, each other party thereto, is not in breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except, in each case, where such violation, breach or default would not reasonably be expected to have a Target Company Material Adverse Effect. Neither any Target Company nor any Asset Seller has received notice of any violation or default under any Company Material Contract, in each case where such violation or default would reasonably be expected to have a Target Company Material Adverse Effect.

(c) Except as set forth in Section 4.12(c) of the Seller Disclosure Letter, there are no outstanding AOI Commitments (as defined in Exhibit J) in effect.

Section 4.13 Litigation.

Except as set forth in Section 4.13 of the Seller Disclosure Letter, there is no Legal Proceeding pending against or, to the knowledge of the Company, threatened against or naming as a party thereto, any Seller, any Target Company or any of their respective officers or directors (in their capacity as such) or, to the knowledge of the Company, affecting any of the Purchased Assets, nor, to the knowledge of the Company, is there any investigation of a Governmental Authority pending or threatened against any Target Company or any Asset Seller, except as would not, individually or in the aggregate, reasonably be expected to have a Target Company Material Adverse Effect. Neither any of the Target Companies, any of the Asset Sellers nor, to the knowledge of the Company, any of their respective property, including any Company Property, is subject to any material outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Authority.

Section 4.14 Environmental Matters.

Except as set forth in Section 4.14 of the Seller Disclosure Letter:

(a) Each Target Company and each Asset Seller is in material compliance with all applicable Environmental Laws in all respects.

(b) To the knowledge of the Company, to the extent required by Law, each Company Property (whether through a Target Company, Asset Seller, Tenant or Manager) has all Environmental Permits necessary to conduct its current operations and is in compliance with its respective Environmental Permits; all such Environmental Permits are in good standing and, to the knowledge of the Company, no appeal or other action is pending to revoke any such Environmental Permit.

(c) No Target Company and no Asset Seller has received any written notice, demand, letter or claim alleging that any such Target Company or Asset Seller is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against any Target Company or Asset Seller which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Company, threatened against any Target Company or any Asset Seller under any Environmental Law.

(d) No Target Company and no Asset Seller has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against any Target Company or any Asset Seller under any Environmental Law.

(e) To the knowledge of the Company, except as individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect, none of the Target Companies or any of the Asset Sellers has caused, and to the knowledge of the Company, no Third Party has caused, any release of a Hazardous Substance that would have been required to be investigated or remediated by the Purchasers under any Environmental Law since the Company acquired or formed the Target Companies or the Asset Sellers.

(f) To the knowledge of the Company, except as individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect, there is no site to which any Target Company or any Asset Seller has transported or arranged for the transport of Hazardous Substances which site is or, to the knowledge of the Company, may become, the subject of any Legal Proceeding under Environmental Law.

(g) To the knowledge of the Company, none of the Sale or the other Contemplated Transactions will trigger any filing requirement or other action by any Target Company or any Tenant or Manager under any Environmental Law or property transfer statute or any rules or regulations promulgated thereunder.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Seller Disclosure Letter sets forth a correct and complete list of Intellectual Property registrations and applications for registration owned by or held in the name of all IP Holders, and material unregistered Trademarks owned by all IP Holders. Except as set forth in Section 4.15(a) of the Seller Disclosure Letter, with respect to the Company Intellectual Property owned or purported to be owned by any of the IP Holders, the applicable IP Holder exclusively owns such Company Intellectual Property, free and clear of all Liens. None of the IP Holders has transferred ownership of, or agreed to transfer ownership of, or, permitted any person to retain, any exclusive rights or joint ownership of, any Intellectual Property that is or was owned by any IP Holder to any Third Party or permitted the rights of any Intellectual Property that is or was owned by any IP Holder to enter into the public domain. All Intellectual Property owned by an IP Holder will be fully transferable, alienable and licensable by the applicable Purchaser or its permitted assigns without restriction and without payment of any kind to any Third Party.

(b) All Company Intellectual Property owned by or exclusively licensed to any of the IP Holders that has been issued by, or registered with, or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world have been duly maintained and are not expired, cancelled or abandoned, except for such issuances, registrations or applications that the IP Holder has permitted to expire or has cancelled or abandoned in its reasonable business judgment. To the knowledge of the Company, all Company Intellectual Property owned by or exclusively licensed to any of the IP Holders is valid and enforceable. Without limiting the generality of the foregoing, each IP Holder has taken reasonable measures to police against third-party misuse, infringement or dilution of all Company Intellectual Property owned or purported to be owned by, or exclusively licensed to, such IP Holder.

(c) Except as set forth in Section 4.15(c) of the Seller Disclosure Letter: (i) the IP Holders own or are licensed or otherwise possess valid rights to use all Intellectual Property (other than patents) necessary to conduct the business of the IP Holders as it is currently conducted, and as it has been conducted in the past four (4) years (or since the date of acquisition of any Intellectual Property acquired within the past four (4) years), and to the knowledge of the Company, the IP Holders own or are licensed or otherwise possess valid rights to practice all patents necessary to conduct the business of the IP Holders as it is currently conducted; (ii) the conduct of the business of the Company and the IP Holders as it is currently conducted does not infringe, misappropriate (or result in the misappropriation of) or otherwise violate (or result in the violation of) the Intellectual Property rights of any Third Party (other than patents), and to the knowledge of the Company, the conduct of the business of the Company and the IP Holders as it is currently conducted does not infringe, misappropriate (or result in the misappropriation of) or otherwise violate (or result in the violation of) the patent rights of any Third Party; (iii) there are no pending or, to the knowledge of the Company, threatened claims that the conduct of the business of any of the IP Holders as it is currently conducted, and as it has been conducted in the past four (4) years, infringes, misappropriates, results in the misappropriation of, otherwise violates, or results in the violation of the Intellectual Property rights of any Third Party; (iv) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Company Intellectual Property rights owned by or exclusively licensed to any IP Holder; and (v) to the knowledge of the Company, no Third Party is currently infringing or misappropriating, or in the past four (4) years infringed or misappropriated, any Company Intellectual Property owned by or exclusively licensed to any IP Holder. To the extent applicable, the IP Holders have taken all reasonably necessary actions to maintain and protect the Company Intellectual Property owned by or exclusively licensed to such IP Holder.

(d) Except as set forth in Section 4.15(d) of the Seller Disclosure Letter, none of the Company Intellectual Property owned by or exclusively licensed to any of the IP Holders that has been registered with, or the subject of an application filed with, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world is subject to any fees, taxes or actions falling due within sixty (60) days after the Closing Date.

(e) In each case in which an IP Holder has acquired or purported to acquire ownership of any Intellectual Property from any Third Party, including as a result of engaging any consultant, advisor, employee or independent contractor to independently or jointly conceive, reduce to practice, create or develop any Intellectual Property for or on behalf of such IP Holder (each a “Contributor”), such IP Holder has obtained exclusive ownership of, by operation of law or by a valid and enforceable assignment sufficient to transfer all of, such Intellectual Property, and, as deemed necessary, in the Company’s reasonable business judgment, has obtained from such Contributors a waiver of all non-assignable rights, including of any moral rights, if applicable. No Contributor has expressly retained any rights, licenses, claims or interest with respect to any Intellectual Property developed by such Contributor for such IP Holder.

(f) Each Target Company and each Asset Seller has taken reasonable steps to protect and preserve the confidentiality of all confidential or non-public information and trade secrets: of such Target Company; of such Asset Seller; or provided by any Third Party to such Target Company or such Asset Seller (“Information”). Each Target Company and each Asset Seller has implemented and maintains reasonable and appropriate disaster recovery and security plans, procedures and facilities and has taken other reasonable steps consistent with (or exceeding) industry practices of companies offering similar services to safeguard the Information, and information technology systems utilized in the operation of the business of such Target Company or such Asset Seller, from unauthorized or illegal access and use.

(g) To the knowledge of the Company, neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Third Party the right or option to cause or declare a loss of, grant, assignment, license or transfer to any Third Party of, or Lien on, any Company Intellectual Property.

Section 4.16 Properties.

(a) Section 4.16(a) (Part I) of the Seller Disclosure Letter sets forth a list of the common name of each facility and real property owned, leased (as lessee or sublessee) or licensed, including ground leased, by any Target Company or any Asset Seller as of the Effective Date (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”). Section 4.16(a) (Part II) of the Seller Disclosure Letter sets forth a list of the common name of each facility and real property which, as of the Effective Date, is under contract by a Target Company or an Asset Seller for purchase or sale or which is required under a binding contract to be leased or subleased by the Company, a Target Company or an Asset Seller after the Effective Date. Except as set forth in Section 4.16(a) (Part II) of the Seller Disclosure Letter, there are no real properties that any Target Company or any Asset Seller is obligated to buy, sell, lease or sublease at some future date.

(b) Except with respect to each Company Property that is the subject of a U.S. Forest Service Permit, each Target Company owns good and marketable fee simple title, leasehold title or insurable possessory interest (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for the Company Permitted Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Target Company Material Adverse Effect. For the purposes of this Agreement, the “Company Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, provided that any such Liens will be paid off and released prior to the Closing, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet due and payable or subject to penalty, or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Target Company (if such reserves are required pursuant to GAAP), (iii) any Company Material Contract or other service contracts, leasing commission agreements, agreements or obligations set forth in Section 4.16(k) of the Seller Disclosure Letter, or Material Company Leases affecting any Company Property, (iv) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses (except for any such Liens resulting from past due or delinquent payments, violations or noncompliance with Law or requirements of such Governmental Authority), and (v) Liens that are disclosed on the existing Target Company Title Insurance Policies listed on Section 4.16(b) of the Seller Disclosure Letter and made available by or on behalf of any Target Company to the Purchasers prior to the Effective Date, provided, that in no event shall any Purchaser be deemed to have approved the continuance of the following Liens in existence at or after Closing: (w) Liens securing mortgage loans or other Indebtedness of any Seller Party, any Target Company or any Affiliate thereof, (x) leases other than Material Company Leases and Subleases, (y) any other matters disclosed by such Title Insurance Policies to which any Purchaser has objected to in writing and a Seller Party has agreed in writing to remove, and (z) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens, judgment liens and other similar Liens imposed by Law (other than such Liens incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings by the Tenant under the applicable Company Lease in accordance with the terms and provisions of such Company Lease (or, if contested by a Seller Party rather than a Tenant under a Company Lease, the payment of such Lien is fully bonded or payment thereof is otherwise fully secured)).

(c) Neither any Seller Party, any Target Company nor, to the Company’s knowledge, any Tenant or Manager has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the Effective Date or of any default thereunder or any material uncured violation thereof or any pending written threat of modification or cancellation of any of same, or (ii) written notice of any material uncured violation of any Laws affecting any of the Company Properties.

(d) Neither any Seller Party, any Target Company, nor, to the Company’s knowledge, any Tenant or Manager has received written notice that any material certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Company Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Company Properties has failed to be obtained or is not in full force and effect, and neither any Seller Party, any Target Company nor, to the Company’s knowledge, any Tenant or Manager has received written notice of any outstanding threat of any material modification of, cancellation of, default under or violation of any such certificate, variance, permit or license.

(e) Except as set forth in Section 4.16(e) of the Seller Disclosure Letter, no condemnation, eminent domain or similar proceeding has occurred during the past five (5) years or is pending with respect to any owned Company Property or, to the knowledge of the Company, any Company Property leased by any Target Company, and neither any Seller Party, any Target Company nor, to the Company’s knowledge, any Tenant or Manager has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Company Properties, or (ii) any zoning regulation or ordinance (including with respect to parking), building, fire, health or other Law has been violated (and remains in violation) for any Company Property. The Company does not have any knowledge of any condemnation, environmental, zoning or other land-use regulation proceedings, either instituted or planned to be instituted, which would detrimentally affect the use, operation or value of any Company Property, nor has any Seller Party received notice of any special assessment proceedings affecting any Company Property.

(f) To the knowledge of the Company, Section 4.16(f) of the Seller Disclosure Letter sets forth a true and complete list of all material subleases, licenses and concessions that are in effect as to any Company Property and are in possession of the Seller Parties (and with respect to which the applicable Target Company or Asset Seller is not the sublessor or licensor), including all amendments, modifications, supplements, assignments, renewals, and extensions related thereto (collectively, the “Subleases”), and the Company has made available to each Purchaser true and complete copies of all Subleases.

(g) Section 4.16(g)(i) of the Seller Disclosure Letter sets forth a true and complete list of (i) all ground leases and other leases under which a Target Company or its Affiliate holds the lessee’s interest affecting the interest of any Target Company in the Company Properties, including all amendments, modifications, supplements, assignments, renewals and extensions related thereto (collectively, the “Ground Leases,” and the lessor under each Ground Lease is herein called the “Ground Lessor”) and (ii) each Company Property subject to a lease, and each lease or sublease that was in effect on the Effective Date and to which any Target Company or any Asset Seller is a party as lessor or sublessor with respect to any Company Property, including all amendments, modifications, supplements, assignments, renewals and extensions related thereto (collectively, the “Company Leases” and, together with the Ground Leases, the “Material Company Leases”), in each case in effect as of the Effective Date, together with all amendments, modifications, supplements, assignments, renewals and extensions related thereto. The Company has made available to each Purchaser (i) true and complete copies of all Material Company Leases, (ii) estoppel letters from certain Tenants in form and substance satisfactory to the Purchasers as set forth in Section 4.16(g)(ii) of the Seller Disclosure Letter (the “Existing Tenant Estoppel Letters”), and (iii) estoppel letters from certain of the Ground Lessors as set forth on Section 4.16(g)(iii) of the Seller Disclosure Letter in a form mutually agreed upon by the Company and the Purchasers and reasonably acceptable to the applicable Ground Lessor (the “Existing Ground Lessor Estoppel Letters”). Except as set forth in Section 4.16(g)(iv) of the Seller Disclosure Letter: (i) neither any Target Company nor any Asset Seller is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Material Company Lease; (ii) no Tenant under a Company Lease is the beneficiary or has the current right to become a beneficiary of a loan or forbearance from any Target Company or any Asset Seller; (iii) neither any Target Company nor any Asset Seller is in receipt of any rent under any Company Lease paid more than thirty (30) days before such rent is due and payable; (iv) no Material Company Lease is in the process of being amended, extended, waived or modified; (v) no Tenant has asserted in writing and, to the knowledge of the Company, no Tenant has any defense to, offsets or claims against, rent payable by it or the performance of its other obligations under the applicable Material Company Lease; (vi) no Target Company or Asset Seller has any present or future obligation to provide any Tenant with an allowance to construct, or to construct at its own expense, any tenant improvements except as specifically set forth in such Material Company Lease or in any approved budgets; (vii) no Target Company or Asset Seller has any present or future obligation to pay any lease commissions with respect to any Material Company Lease except as specifically set forth in such Material Company Lease and all such lease commissions have been paid in full; (viii) no Tenant or third party lessor has requested in writing (and, except as set forth in Section 4.16(g)(iv) of the Seller Disclosure Letter, no Seller Party has engaged in any communication with any Tenant or third party lessor regarding) a modification of its applicable Material Company Lease, a deferment of payment of rent, or a release of its obligations under its applicable Material Company Lease or has given any written notice terminating its applicable Material Company Lease, and no Tenant or third party lessor has been released of its obligations under its Material Company Lease; and (ix) no guarantor has been released or discharged, voluntarily or involuntarily, or by operation of law, from any obligation under or in connection with any Material Company Lease or guaranty thereof, and no such guarantor is in breach of, in violation of or in default under any such guaranty, except as to clauses (i) through (ix), respectively, for any such occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Target Company Material Adverse Effect. Except as set forth in or pursuant to the Material Company Leases, there are no free rent, rent abatements, rebates, allowances, or other unexpired concessions or any termination, extension, cancellation or expansion rights under any Material Company Leases. No brokerage or similar fee is due or unpaid by any Target Company or any Asset Seller with respect to any Material Company Lease and no brokerage or similar fee shall be due or payable on account of the exercise of, without limitation, any renewal, extension or expansion options arising under any Material Company Leases, in each case, except for any brokerage or similar fee that have not had and would not reasonably be expected to have, individually or in the aggregate, a Target Company Material Adverse Effect.

(h) Section 4.16(h) of the Seller Disclosure Letter sets forth, with respect to each Material Company Lease and to the extent applicable, (i) the current minimum rent (including any components defined as Applicable Rates, Lease Rates or Originally Agreed Lease Rates as set forth in such Material Company Lease); (ii) the lease basis, including the final (fixed) initial investment amount and either (x) all subsequent landlord expenses and other additions, or (y) the current, effective lease basis amount; (iii) current additional minimum rent or percentage rent, as applicable, including the current threshold or gross revenues threshold amount; (iv) a schedule of required annual reserve contributions and reserve amounts currently on deposit; (v) a schedule of all future or pending funding obligations of any Seller Party under the applicable Material Company Lease or otherwise, including any agreed-upon capital improvements that have not been fully funded or paid for; (vi) a schedule of guaranties of any Material Company Lease, including all amendments, modifications, supplements, assignments, renewals and extensions related thereto (the “Lease Guaranties”); (vii) a schedule of security deposits and optional prepaid rent deposits, including a description as to whether such deposits are held in the form of cash or letter of credit; and (viii) with respect to Ground Leases only, a schedule of security deposits paid, or letters of credit or bonds delivered, as security under such Ground Leases, the identity of the party that funded each such security deposit, letter of credit or bond, and the party entitled to receive the return of the security deposit paid upon expiration of the obligation to provide such security deposit. Section 4.16(h) of the Seller Disclosure Letter contains a true, accurate and complete description of all letters of credit and bonds referred to in clauses (vii) and (viii) above, together with all amendments, modifications, supplements, assignments, renewals and extensions related thereto (the “Letters of Credit”). The Company has made available to each Purchaser true and complete copies of all Letters of Credit and Lease Guaranties. All material Letters of Credit and Lease Guaranties are in full force and effect and have not been canceled, terminated, withdrawn, amended, expired, drawn down, reduced or otherwise modified; and the full stated principal amount of each Letter of Credit remains available for draw.

(i) Section 4.16(i) of the Seller Disclosure Letter sets forth each Company Property that is not subject to a Company Lease and which is currently managed (each, a “Managed Company Property”) on behalf of the applicable Target Company by a third party management company unaffiliated with any Seller Party or any Target Company (each, a “Manager”) pursuant to a management agreement or any similar agreement between the applicable Manager and the Target Company (each, a “Management Agreement”). Section 4.16(i) of the Seller Disclosure Letter lists the Manager for each Managed Company Property. Section 4.16(i) of the Seller Disclosure Letter sets forth a true and complete list of (i) all Management Agreements, in each case in effect as of the Effective Date, together with all amendments, modifications, supplements, assignments, renewals and extensions related thereto. The Company has provided true and complete copies of all Management Agreements to each Purchaser. Except as set forth in Section 4.16(i) of the Seller Disclosure Letter: (i) each Management Agreement is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to any Managed Company Property and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); (ii) no Target Company is and, to the knowledge of the Company, no other party is in material breach or violation of, or default under, any Management Agreement; (iii) no event has occurred which would result in a material breach or violation of, or a default under, any Management Agreement by any Target Company, or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both) and no Manager under a Management Agreement is in default under such Management Agreement; (iv) no Manager has asserted in writing and, to the knowledge of the Company, no Manager has any defense to, offsets or claims against, amounts owed to any Seller Party or any Target Company under its Management Agreement or the performance of such Manager’s other obligations under its Management Agreement; (v) no Manager has requested in writing a modification of its Management Agreement, or a release of its obligations under its Management Agreement or has given any written notice terminating its Management Agreement, and no Manager has been released of its obligations under its Management Agreement; and (vi) no guarantor has been released or discharged, voluntarily or involuntarily, or by operation of law, from any obligation under or in connection with any Management Agreement.

(j) To the knowledge of the Company, except as set forth in Section 4.16(j) of the Seller Disclosure Letter, there are no Tax abatements or exemptions specifically affecting the Company Properties, and the Target Companies have not received any written notice of any proposed increase in the assessed valuation of any of the Company Properties or of any proposed public improvement assessments, other than in the ordinary course, that will result in the Taxes or assessments payable in the next tax period increasing by an amount material to any Target Company, considered as a whole.

(k) Except as set forth in Section 4.16(k) of the Seller Disclosure Letter, there are no Buyback Options and there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase, lease or otherwise acquire any real property interest, in favor of the Operating Partnership or any Target Company, any Asset Seller or any Third Party as the acquiror, optionee, lessee or beneficiary thereunder. The Company has sent (i) notices dated July 7, 2016 and delivered on July 8, 2016 with regard to the Boyne Buyback Options and (ii) all notices required to be delivered in connection with the Sale that are required under any Buyback Options. On October 6, 2016, the deadline to exercise any rights under the Boyne Buyback Options expired. As of the Effective Date, no Person has provided notice to any Seller Party prior to the applicable deadline for notice that any Person intends to exercise its rights under any Buyback Option.

(l) Except as set forth in Section 4.16(l) of the Seller Disclosure Letter or pursuant to a Company Lease affecting any Company Property, none of the Company, any Asset Seller or any Target Company is a party to any agreement pursuant to which the Company, any Asset Seller or any Target Company manages, or manages the development of, any real property for any Target Company or any Third Party.

(m) Except as set forth in Section 4.16(m) (Part I) of the Seller Disclosure Letter, each Target Company or Asset Seller, as applicable, is in possession of title insurance policies evidencing title insurance with respect to each Company Property (each, a “Target Company Title Insurance Policy” and, collectively, the “Target Company Title Insurance Policies”), which are set forth in Section 4.16(m) (Part II) of the Seller Disclosure Letter. A copy of each Target Company Title Insurance Policy in the possession or control of the Company has been made available to each Purchaser. No written claim has been made against any Target Company Title Insurance Policy, which, individually or in the aggregate, would be material to any Company Property. A copy of the most recent survey, if any, with respect to each Company Property in the possession or control of the Company has been made available to each Purchaser.

(n) The Target Companies or the Asset Sellers, as applicable, have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the Effective Date (other than property owned by Tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not be material to any Company Property. None of any of the Target Company’s or any of the Asset Seller’s ownership of or leasehold interest in any such personal property is subject to any Liens, except for the Company Permitted Liens and Liens that have not had and would not reasonably be expected to have a Target Company Material Adverse Effect. Section 4.16(n) of the Seller Disclosure Letter sets forth (i) a list of all personal property recorded on the Company’s books with respect to each Asset Seller in accordance with GAAP and (ii) all leased personal property of any Target Company or any Asset Seller with monthly lease obligations in excess of $75,000 and that are not terminable upon thirty (30) days’ notice. Except as set forth in Section 4.16(n) of the Seller Disclosure Letter, no Affiliate of any Seller Party (other than the Asset Sellers or the Target Companies) owns, uses or has any interest in any asset used or held for use in the operations of the Company Properties.

(o) To the knowledge of the Company, Section 4.16(o) of the Seller Disclosure Letter lists all Company Properties (the “Forest Service Properties”) subject to any permit (collectively, the “Forest Service Permits”) issued to any Target Company or any Asset Seller by the U.S. Forest Service (the “USFS”), any state government authority or any Canadian provincial government authority (collectively with the USFS, the “Forest Service Authorities”). The Forest Service Permits are the principal approvals required by the Forest Service Authorities for the operation of the business of the Forest Service Properties as presently conducted. To the knowledge of the Company after reasonable inquiry of the Tenants, the Company has made available to each Purchaser, prior to the Effective Date, true and complete copies of the Forest Service Permits and such Forest Service Permits are in full force and effect, and, to the knowledge of the Company, all payments due thereunder have been timely paid. Neither any Seller Party nor any Target Company nor, to the knowledge of the Company, any Tenant or Manager has received any notice of default under or violation of the terms and conditions of any Forest Service Permit, and the Company has no knowledge that any Forest Service Authority has any intention of amending, revoking or otherwise altering the terms or conditions of any Forest Service Permit (nor has any Seller Party or any Target Company nor, to the knowledge of the Company, any Tenant or Manager requested any amendment or alteration of the terms and conditions of any Forest Service Permit), or any portion thereof, or the application thereof to the operation of the Forest Service Properties. Neither any Seller Party nor any Target Company nor, to the knowledge of the Company, any Tenant or Manager, is engaged in any ongoing dispute or disagreement with any Forest Service Authority over the interpretation or application of any material term or condition of the Forest Service Permits. Except as set forth in Section 4.16(o) of the Seller Disclosure Letter, the Company has no knowledge of any Third Party permittee or commercial operator operating within the areas permitted to the Target Companies or the Asset Sellers under the Forest Service Permits.

(p) Except as set forth in Section 4.16(p) of the Seller Disclosure Letter, neither any Seller Party, any Target Company nor, to the knowledge of the Company, any Tenant or Manager has received written notice of, and the Company has no knowledge of (i) any violations of any covenants or restrictions affecting any Company

Property, including any covenants, conditions or restrictions of or issued by any applicable condominium or home owners association, or (ii) any violations of any zoning codes or ordinances or other Laws of any Governmental Authority applicable to such Company Property, except for any notice or knowledge that have not had and would not reasonably be expected to have, individually or in the aggregate, a Target Company Material Adverse Effect.

(q) Section 4.16(q) of the Seller Disclosure Letter sets forth a complete and accurate list of (i) all Indebtedness (including any guaranty of payment or performance of obligations) of any Tenant that has been approved or consented to by any Seller Party or any Target Company and (ii) all agreements between any Seller Party and/or any Target Company, on the one hand, and the holder of any such Indebtedness of any Tenant, on the other hand, with respect to the Indebtedness referenced in clause (i) above.

Section 4.17 Taxes.

(a) The Target Companies have timely filed (or had filed on their behalf) with the appropriate Governmental Authority all U.S. federal and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. The Target Companies have duly paid (or has had paid on their behalf) all U.S. federal and all other material Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all Tax Returns that have been filed by the Target Companies with respect to the taxable years ending on or after December 31, 2011 have been provided or made available to each Purchaser.

(b) Each Target Company and each Subsidiary of an Asset Seller that is a limited liability company or limited partnership or state law trust has been since the later of its acquisition by the Company or its Affiliates or formation, and continues to be treated for U.S. federal and state Income Tax purposes as a partnership (or a disregarded entity) and not as a corporation or an association or publicly traded partnership taxable as a corporation.

(c) Except as set forth in Section 4.17(c) of the Seller Disclosure Letter, (i) there are no disputes, audits, examinations, investigations or proceedings pending (or threatened in writing), or claims asserted, in each case, in writing, for and/or in respect of any Taxes or Tax Returns of the Target Companies and the Asset Sellers and none of the Target Companies or the Asset Sellers is a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of any Target Company or any Asset Seller has been claimed, proposed or assessed or, to the knowledge of the Company, threatened in writing by any Governmental Authority, which deficiency has not yet been settled; (iii) none of the Target Companies or the Asset Sellers has extended or waived or requested any extension or waiver (nor granted or been requested to grant any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) none of the Target Companies or the Asset Sellers currently is the beneficiary of any extension of time within which to file any Tax Return that remains unfiled; (v) none of the Target Companies or the Asset Sellers has received a claim in writing by a Governmental Authority in any jurisdiction in which any of them does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction; and (vi) none of the Target Companies or the Asset Sellers has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law).

(d) The Target Companies and the Asset Sellers have complied with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(e) There are no Liens for Taxes upon any property or assets of the Target Companies or the Asset Sellers, except Liens for Taxes not yet due and payable.

(f) None of the Target Companies or the Asset Sellers has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(g) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving any Target Company or any Asset Seller, and after the Closing Date no Target Company shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date; in each case, other than customary provisions of commercial or credit agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes.

(h) Except for the Asset Sellers being members of a consolidated group, the parent which is CLP Holding, Inc., none of the Target Companies or the Asset Sellers (i) has been a member of an affiliated group filing a consolidated federal Income Tax Return or (ii) has any liability for the Taxes of any Person (other than any Target Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(i) None of the Target Companies or the Asset Sellers has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) Except as set forth in Section 4.17(j) of the Seller Disclosure Letter, no written power of attorney that has been granted by any of the Target Companies (other than to the Company) currently is in force with respect to any matter relating to Taxes.

(k) The Jersey Trust and Cypress ULC are both registered under Part IX of the Excise Tax Act (Canada) for goods and services and harmonized sales tax purposes with registration numbers 81552 1471 RT0001 and 81245 3140 RT0001, respectively.

(l) Cypress ULC is not a non-resident of Canada for purposes of the Income Tax Act (Canada).

(m) Cypress ULC is registered for British Columbia sales Tax purposes under the Provincial Sales Tax Act (British Columbia) with registration number PST-1008-1605.

(n) The Jersey Trust is not a collector as defined in the Provincial Sales Tax Act (British Columbia).

Section 4.18 Insurance.

The Company has made available to each Purchaser schedules of all material insurance policies and all material fidelity bonds and other material insurance service contracts in the Company’s possession providing coverage for all Company Properties (the “Target Company Insurance Policies”). The Target Company Insurance Policies include all material insurance policies and all material fidelity bonds and other material insurance service contracts required by any Material Company Lease. There is no material claim for coverage pending under any of the Target Company Insurance Policies that has been denied or disputed by the insurer. All premiums payable under all Target Company Insurance Policies have been paid, and the Company, the Sellers and the Target Companies have otherwise complied in all material respects with the terms and conditions of all the Target Company Insurance Policies. To the knowledge of the Company and the Sellers, such Target Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Company (other than notices of nonrenewal of insurance that insurers are required to send to Company by Law or regulation), the Sellers or any Target Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination. Except as set forth in Section 4.18 of the Seller Disclosure Letter, to the knowledge of the Company, all insurance policies required under any Material Company Lease or

Management Agreement by any Tenant or Manager are in full force and effect (the “Tenant/Manager Insurance Policies”) and to the knowledge of the Company, no written notice of discontinuation or termination has been received by any Tenant or Manager with regard to such Tenant/Manager Insurance Policies. Except as set forth in Section 4.18 of the Seller Disclosure Letter, to the knowledge of the Company, there is no claim pending under such Tenant/Manager Insurance Policies that has been denied or is disputed by the insurer. To the knowledge of the Company, all material claims for which coverage is provided under the Target Company Insurance Policies or Tenant/Manager Insurance Policies have been filed in a timely manner.

Section 4.19 Company Opinions.

(a) The Company Board (in its capacity as such) has received the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the consideration to be received in the Sale is fair from a financial point of view to the Company.

(b) The special committee of the Company Board has received an opinion of the Special Committee Advisor, as of the Effective Date and subject to the assumptions and limitations set forth therein, in form and substance reasonably satisfactory to the special committee regarding the Sale. The Company shall make available to each Purchaser, solely for informational purposes, complete and current copies of such written opinions promptly after the date hereof. Each Purchaser acknowledges that the opinions of the Company Financial Advisor and Special Committee Advisor are for the benefit of the Company Board and the special committee of the Company Board, as applicable, and none of the Purchasers shall be entitled to rely on such opinions for any purpose.

Section 4.20 Takeover Statutes.

The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the Maryland General Corporation Law are not applicable to the Sale or the other Contemplated Transactions. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Sale or the other Contemplated Transactions.

Section 4.21 Vote Required.

The affirmative vote of the holders of not less than a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of shares of stock of the Company necessary to approve the Sale and the other Contemplated Transactions.

Section 4.22 Brokers; Fees.

No broker, finder or investment banker (other than the Company Financial Advisor and the Special Committee Advisor whose fees will be paid by the Company) is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale and the other Contemplated Transactions based upon arrangements made by or on behalf of any Seller Party or any Target Company.

Section 4.23 Investment Company Act.

Neither any Seller Party nor any Target Company is required to be registered as an investment company under the Investment Company Act.

Section 4.24 Affiliate Transactions.

Except as set forth in Section 4.24 of the Seller Disclosure Letter or in the Company SEC Filings, from January 1, 2016 through the Effective Date, there have been no transactions, agreements, arrangements or understandings between the Company, the Sellers or any Target Company, on the one hand, and any Affiliates (other than Target Companies and the Asset Sellers) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25 Certain Business Practices.

Each of the Target Companies and each of the Asset Sellers is and has been in compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, the Corruption of Foreign Public Officials Act (Canada), and any other U.S. or foreign Law concerning corrupt payments applicable to any Target Company or any Asset Seller (collectively, the “Anti-Bribery Laws”). During the past three (3) years, none of the Target Companies or the Asset Sellers has, to the knowledge of the Company, been investigated by any Governmental Authority with respect to, or been given notice by a Governmental Authority of, any violation by any of the Target Companies or any of the Asset Sellers of any Anti-Bribery Law. None of the Target Companies, the Asset Sellers nor, to the knowledge of the Company, any Representative of any Target Company or Asset Seller acting for or on behalf of any Target Company or any Asset Seller has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal, or other government official or employee or any political party or candidate for political office or Governmental Authority for the direct or indirect purpose of influencing any act or decision of any such Person or of the Governmental Authority to obtain or retain business, or direct business to any Person or to secure any other benefit or advantage that has resulted in a material violation of applicable Law. For purposes of this provision, an “official or employee” includes any official or employee of any directly or indirectly government-owned or government-controlled entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

In addition, the operations of each of the Target Companies and each of the Asset Sellers are and have been in compliance with applicable financial recordkeeping and reporting requirements, the anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations, or guidelines issued, administered, or enforced by any applicable Governmental Authority.

Section 4.26 Not a Foreign Person.

Other than the Canadian Asset Sellers none of the Sellers is a “foreign person” within the meaning of Section 1445 of the Code.

Section 4.27 OFAC.

Each of the Target Companies and each of the Asset Sellers is and has been in compliance in all material respects with all applicable trade sanctions, economic embargo, and counter terrorist financing programs, including, but not limited to, those enforced by the United States Treasury Department, the United States Department of Commerce, the United States Department of State, the Ministry of Foreign Affairs of Canada, the Royal Canadian Mounted Police, or Her Majesty’s Treasury and Department for Business Innovation and Skills (collectively, the “Government Lists”).

None of the Sellers is an individual or entity named on a Government List, and the monies used in connection with this Agreement and amounts committed with respect thereto, were not and are not derived from any activities that contravene any applicable anti-money laundering, counter-terrorist financing, or anti-bribery laws and regulations (including funds being derived from any person, entity, country or territory on a Government List or engaged in any unlawful activity defined under Title 18 of the United States Code, Section 1956(c)(7)).

Section 4.28 Passes.

(a) Except as set forth in Section 4.28(a) of the Seller Disclosure Letter, the Sellers and the Target Companies have no obligations, commitments, agreements or arrangements, to provide free, fixed-rate, or reduced-rate tickets or passes, club memberships, goods, materials, accommodations or services of any nature whatsoever to any Person or party in connection with the operations at any of the Company Properties, or agreements to restrict prices or increase prices thereof.

(b) Except as set forth in Section 4.28(b) of the Seller Disclosure Letter, to the knowledge of the Company, there are no holders of any “lifetime,” multiple-year and “honorary” passes and similar rights and privilege for use at any Company Property.

Section 4.29 Title and Sufficiency; Assets.

The Asset Sellers own and have good title to, or a valid leasehold interest in, all of the Purchased Assets, free and clear of all Liens (other than the Company Permitted Liens that have not had and would not reasonably be expected to have a Target Company Material Adverse Effect). Except as set forth in Section 4.29 of the Seller Disclosure Letter, no Affiliate of any Seller Party other than the Asset Sellers or the Target Companies owns, uses or has any interest in any material asset used or held for use in the operations of the Company Properties.

Section 4.30 Water Rights.

To the knowledge of the Company after reasonable inquiry of the Tenants and the Managers, no litigation, appeal, or other action or any proposed amendment to any lease, license, certificate or permit is pending or threatened, as applicable, against any Target Company or any Asset Seller with respect to any Water Rights. To the knowledge of the Company after reasonable inquiry of the Tenants and the Managers, as applicable, Section 4.30 of the Seller Disclosure Letter sets forth a list of all material agreements and documents evidencing or relating to the Water Rights of each Company Property.

Section 4.31 Knowledge of the Company.

The term “knowledge of the Company” or any similar phrase as used in this Agreement shall be limited to the actual knowledge, of Tracey Bracco, Steve Rice, Curt Caffey, Tammy Tipton, Steve Mauldin, John Starr, Ryan Bell, Thomas Lithgow and Mike Tetrick, without imposing any duty of investigation or inquiry or personal liability upon any such individuals. The Seller Parties hereby represent and warrant that the individuals listed in the preceding sentence are the individuals acting on behalf of the Seller Parties who would reasonably be expected to have knowledge of the matters set forth herein.

Section 4.32 Note.

The Note has not been, and will not be, registered under the Securities Act or the securities laws of any state of the United States and, unless so registered, may not be offered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Company acknowledges and agrees that the instrument evidencing the Note will include a legend in form and substance satisfactory to the Company and the Ski Purchaser.

Section 4.33 No Other Representations or Warranties.

Except for the representations and warranties contained in Article 6 and Article 7, the Company acknowledges that none of the Purchasers or any other Person on behalf of the Purchasers has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to any

Purchaser or any of its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of any Purchaser.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF THE JERSEY TRUST

Except as set forth in the Seller Disclosure Letter, the Jersey Trustee on behalf of the Jersey Trust represents and warrants to the Attractions Purchaser and the Ski Purchaser that:

Section 5.1 Organization and Power.

The Jersey Trust is duly formed, validly existing, in good standing in the Island of Jersey, and is qualified to do business in the jurisdiction in which the Jersey Canadian Assets are located, and has all requisite power and authority and any necessary governmental authorization to own the Jersey Canadian Assets as currently owned.

Section 5.2 Authority and Binding Obligation.

The Jersey Trustee has full power and authority to execute and deliver this Agreement on behalf of the Jersey Trust and to perform all obligations required of it under this Agreement. The execution and delivery by the Jersey Trustee, in its capacity as trustee of the Jersey Trust, of this Agreement, and the performance by the Jersey Trustee on behalf of the Jersey Trust of its obligations under this Agreement has been duly and validly authorized by all necessary action by the Jersey Trustee, in its capacity as trustee of the Jersey Trust, and no other actions or proceedings on the part of the Jersey Trustee or the Jersey Trust are necessary to authorize this Agreement or the Contemplated Transactions to be consummated by the Jersey Trustee on behalf of the Jersey Trust. This Agreement constitutes legal, valid, and binding obligations of the Jersey Trustee on behalf of the Jersey Trust enforceable against it in accordance with its terms.

Section 5.3 Title to the Jersey Canadian Assets.

The beneficiaries of the Jersey Trust are the beneficial owners of the Jersey Canadian Assets, subject to the Company Permitted Liens, free and clear of all Liens, mortgages and security interests (other than those that will be released upon Closing).

Section 5.4 Brokers; Fees.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Canadian Asset Sale based upon arrangements made by the Jersey Trustee on behalf of the Jersey Trust.

Section 5.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Jersey Trustee, in its capacity as trustee of the Jersey Trust, does not, and the performance of this Agreement and the consummation of the Contemplated Transactions to be consummated by the Jersey Trustee on behalf of the Jersey Trust will not, (i) conflict with or violate any provision of the Jersey Trust’s organizational or governing documents, or (ii) conflict with or violate any Law applicable to the Jersey Trustee or Jersey Trust or by which any property or asset of the Jersey Trust is bound.

(b) The execution and delivery of this Agreement by the Jersey Trustee, in its capacity as trustee of the Jersey Trust, do not, and the performance of this Agreement by the Jersey Trustee on behalf of the Jersey Trust will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except as described in Section 4.5(b).

ARTICLE 6.

REPRESENTATIONS AND WARRANTIES OF ATTRACTIONS PURCHASER

Except as disclosed in publically available Attractions Purchaser SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2014 (except for the representations and warranties set forth in Section 6.3, Section 6.4, Section 6.7 and Section 6.8(b)) and prior to the Effective Date (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Attractions Purchaser represents and warrants to the Company and the Ski Purchaser that:

Section 6.1 Organization and Qualification.

The Attractions Purchaser is a real estate investment trust duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Attractions Purchaser is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof.

Section 6.2 Capital Structure.

(a) As of the Effective Date, the authorized stock of the Attractions Purchaser consists of 100,000,000 Attractions Purchaser Common Shares and 25,000,000 preferred shares of beneficial interest, par value $0.01 per share, of which 2,300,000 shares have been designated as 9.50% Series A cumulative redeemable preferred shares of beneficial interest, $0.01 par value per share (the “Series A Preferred Shares”), 3,200,000 shares have been designated as 7.75% Series B cumulative redeemable preferred shares of beneficial interest, $0.01 par value per share (the “Series B Preferred Shares”), 5,999,900 shares have been designated as 5.75% Series C cumulative convertible preferred shares of beneficial interest, $0.01 par value per share (the “Series C Preferred Shares”), 4,600,000 shares have been designated as 7.375% Series D cumulative redeemable preferred shares of beneficial interest, $0.01 par value per share (the “Series D Preferred Shares”), 3,450,000 shares have been designated as 9.00% Series E cumulative convertible preferred shares of beneficial interest, $0.01 par value per share (the “Series E Preferred Shares”) and 5,000,000 shares have been designated as 6.625% Series F cumulative redeemable preferred shares of beneficial interest, $0.01 par value per share (the “Series F Preferred Shares” and, together with the Series C Preferred Shares and the Series E Preferred Shares, the “Attractions Purchaser Preferred Shares”). At the close of business on October 18, 2016, 63,629,108 Attractions Purchaser Common Shares were issued and outstanding, 5,399,950 Series C Preferred Shares were issued and outstanding, 3,450,000 Series E Preferred Shares were issued and outstanding and 5,000,000 Series F Preferred Shares were issued and outstanding, and no Series A Preferred Shares, Series B Preferred Shares or Series D Preferred Shares were issued and outstanding.

(b) All issued and outstanding Attractions Purchaser Common Shares and Attractions Purchaser Preferred Shares are, and all Attractions Purchaser Common Shares to be issued as the Share Consideration, when so issued in accordance with the terms of this Agreement, will be, authorized, validly issued, fully paid and non-

assessable, and other than the Attractions Purchaser Preferred Shares, no class of shares of beneficial interest of the Attractions Purchaser is entitled to preemptive rights. Other than the Attractions Purchaser Preferred Shares, there are no outstanding bonds, debentures, notes or other indebtedness of the Attractions Purchaser having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Attractions Purchaser Common Shares may vote. There are no rights, options, stock or unit appreciation rights, phantom stock or units, restricted stock units, dividend equivalents or similar rights with respect to Attractions Purchaser Common Shares.

(c) As of the Effective Date, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Attractions Purchaser or any of its Subsidiaries is a party or by which any of them is bound, obligating the Attractions Purchaser or any of its Subsidiaries to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional Attractions Purchaser Common Shares or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Attractions Purchaser or any of its Subsidiaries or obligating the Attractions Purchaser or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the Effective Date, there are no outstanding contractual obligations of the Attractions Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Attractions Purchaser Common Shares or other equity securities of the Attractions Purchaser or any of its Subsidiaries. Neither the Attractions Purchaser nor any of its Subsidiaries is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock or any equity securities of the Attractions Purchaser or any of its Subsidiaries.

(d) All dividends or other distributions on the Attractions Purchaser Common Shares and on the Attractions Purchaser Preferred Shares and any dividends or other distributions on any securities of any of the Attractions Purchaser’s Subsidiaries which have been authorized or declared prior to the Effective Date have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 6.3 Authority.

(a) The Attractions Purchaser has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions to be consummated by the Attractions Purchaser. The execution and delivery of this Agreement by the Attractions Purchaser and the consummation by the Attractions Purchaser of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions to be consummated by the Attractions Purchaser have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Attractions Purchaser are necessary to authorize this Agreement or the Sale or to consummate the other Contemplated Transactions to be consummated by the Attractions Purchaser. The Attractions Purchaser Board, at a duly held meeting, has, by unanimous vote of the entire board, duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions to be consummated by the Attractions Purchaser.

(b) This Agreement has been duly executed and delivered by the Attractions Purchaser and, assuming due authorization, execution and delivery by each of the Seller Parties, constitutes a legally valid and binding obligation of the Attractions Purchaser, enforceable against the Attractions Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 6.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Attractions Purchaser does not, and the performance of this Agreement and the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions to be consummated by the Attractions Purchaser will not, (i) conflict with or violate any provision of (A) the Attractions Purchaser’s charter or bylaws or (B) any equivalent Organizational Documents of any Subsidiary of the Attractions Purchaser, (ii) assuming that all consents, approvals, authorizations and permits described in Section 6.4(b) have been obtained, all filings and notifications described in Section 6.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Attractions Purchaser or any of its Subsidiaries or by which any property or asset of the Attractions Purchaser or any of its Subsidiaries is bound, or (iii) require any consent or approval (except as contemplated by Section 6.4(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Attractions Purchaser under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Attractions Purchaser pursuant to any note, bond, debt instrument, mortgage, indenture, contract, agreement, license, permit or other legally binding obligation to which the Attractions Purchaser is a party, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts or violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof.

(b) The execution and delivery of this Agreement by the Attractions Purchaser do not, and the performance of this Agreement by the Attractions Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of the Form S-4 and such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions, (ii) as may be required under the rules and regulations of the NYSE, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (iv) such filings as may be required in connection with state and local transfer Taxes, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof.

Section 6.5 Compliance with Law; Permits.

(a) (i) The Attractions Purchaser and each of its Subsidiaries have complied and are in compliance with all Laws which affect the Purchaser Properties, and (ii) no notice, charge or assertion has been received by the Attractions Purchaser or any of its Subsidiaries or, to the Attractions Purchaser’s knowledge, threatened against any such Person alleging any non-compliance with any such Laws, except in each case above for such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof. Notwithstanding anything to the contrary in this Section 6.5(a), the provisions of this Section 6.5(a) shall not apply to matters discussed in Section 6.9, Section 6.13, Section 6.14 and Section 6.19.

(b) The Attractions Purchaser and each of its Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Attractions Purchaser and each of its Subsidiaries to own, lease and, to the extent applicable, operate their properties or to carry on their respective businesses substantially as they are being conducted as of the Effective Date (the “Attractions Purchaser Permits”), and all such Attractions Purchaser Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Attractions

Purchaser Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof. All applications required to have been filed for the renewal of the Attractions Purchaser Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Attractions Purchaser Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof. Neither the Attractions Purchaser nor any of its Subsidiaries has received any claim or notice nor has any knowledge indicating that the Attractions Purchaser or any of its Subsidiaries is currently not in compliance with the terms of any such Attractions Purchaser Permits, except where the failure to be in compliance with the terms of any such Attractions Purchaser Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof.

Section 6.6 SEC Filings; Financial Statements.

(a) The Attractions Purchaser has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2014, together with all certificates required pursuant to the Sarbanes-Oxley Act (collectively, the “Attractions Purchaser SEC Filings”). Each Attractions Purchaser SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the Effective Date, no Subsidiary of the Attractions Purchaser is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Attractions Purchaser SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Attractions Purchaser and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The Attractions Purchaser has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Attractions Purchaser’s principal executive officer and its principal financial officer have disclosed to the Attractions Purchaser’s auditors and the audit committee of the Board of Trustees of the Attractions Purchaser (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Attractions Purchaser’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Attractions Purchaser’s internal controls, and the Attractions Purchaser has made available to the Company copies of any material written materials relating to the foregoing. The Attractions Purchaser has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Attractions Purchaser required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Attractions Purchaser’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the knowledge of the Attractions Purchaser, such disclosure controls and procedures are effective in timely alerting the Attractions Purchaser’s principal executive officer and its principal financial officer to material information required to be included in the Attractions Purchaser’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Attractions Purchaser or any of its Subsidiaries has made any prohibited loans to any director or executive officer of the Attractions Purchaser (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) Except as and to the extent disclosed or reserved against on the Attractions Purchaser’s most recent balance sheet (or, in the notes thereto) included in the Attractions Purchaser SEC Filings, none of the Attractions Purchaser or its consolidated subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including Section 8.2 hereof, or (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Attractions Purchaser SEC Filings made through and including the Effective Date.

Section 6.7 Disclosure Documents.

None of the information supplied or to be supplied in writing by or on behalf of the Attractions Purchaser or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Attractions Purchaser is responsible for filing with the SEC in connection with this Agreement, the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions, to the extent relating to the Attractions Purchaser or other information supplied by or on behalf of the Attractions Purchaser for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

Section 6.8 Absence of Certain Changes or Events.

(a) Between December 31, 2015 and the Effective Date, except as contemplated by this Agreement, the Attractions Purchaser and each Subsidiary of the Attractions Purchaser has conducted its business in all material respects in the ordinary course.

(b) Between December 31, 2015 and the Effective Date, there has not been any Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof.

Section 6.9 Attractions Purchaser Employee Benefit Plans.

(a) Neither the Attractions Purchaser nor any of its ERISA Affiliates has incurred any material obligation or liability with respect to or under any Benefit Plan or other agreement, program, policy or other arrangement (including any agreement, program, policy or other arrangement under which any current or former employee, director or consultant has any present or future right to benefits) which has created or will be reasonably expected to create any obligation with respect to, or has resulted in or will be reasonably expected to result in any liability to the Attractions Purchaser.

(b) Except as would not reasonably be expected to result in a material liability to the Attractions Purchaser or any of its Subsidiaries, neither the Attractions Purchaser nor any of its ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (ii) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code); (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code); or (v) a “single employer plan” (as defined in Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA.

Section 6.10 Labor and Other Employment Matters.

(a) As of the Effective Date, there are no active or, to the knowledge of the Attractions Purchaser, threatened, strikes, work stoppages, boycotts or concerted labor actions relating to the Attractions Purchaser.

(b) The Attractions Purchaser is not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to employees of the Attractions Purchaser. The Attractions Purchaser has not experienced any strikes, union grievances, unfair labor practices claims or other material employee or labor disputes during the last three (3) years.

Section 6.11 Litigation.

There is no Legal Proceeding pending against or, to the knowledge of the Attractions Purchaser, threatened against or naming as a party thereto, the Attractions Purchaser or any of its respective officers or directors (in their capacity as such) nor, to the knowledge of the Attractions Purchaser, is there any investigation of a Governmental Authority pending or threatened against the Attractions Purchaser, except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof. Neither the Attractions Purchaser nor any of its respective property, including any Purchaser Property, is subject to any material outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Authority.

Section 6.12 Certain Business Practices.

The Attractions Purchaser is and has been in compliance in all material respects with the Anti-Bribery Laws. During the past three (3) years, the Attractions Purchaser has not, to the knowledge of the Attractions Purchaser, been investigated by any Governmental Authority with respect to, or been given notice by a Governmental Authority of, any violation by the Attractions Purchaser of any Anti-Bribery Law. The Attractions Purchaser has not nor, to the knowledge of the Attractions Purchaser has, any Representative of the Attractions Purchaser acting for or on behalf of the Attractions Purchaser has paid or given, offered or promised to pay or give, or authorized or ratified the payment or giving, directly or indirectly, of any monies or anything of value to any national, provincial, municipal, or other government official or employee or any political party or candidate for political office or Governmental Authority for the direct or indirect purpose of influencing any act or decision of such Person or of the Governmental Authority to obtain or retain business, or direct business to any person or to secure any other benefit or advantage that has resulted in a material violation of applicable Law. For purposes of this provision, an “official or employee” includes any official or employee of any directly or indirectly government-owned or government-Controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

In addition, the Attractions Purchaser’s operations are and have been in compliance with applicable financial recordkeeping and reporting requirements, the anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations, or guidelines issued, administered, or enforced by any applicable Governmental Authority.

Section 6.13 Environmental Matters.

(a) The Attractions Purchaser is in compliance with all applicable material Environmental Laws in all material respects.

(b) To the knowledge of the Attractions Purchaser, to the extent required by Law, the Attractions Purchaser has all Environmental Permits necessary to conduct its current operations and is in compliance with their respective Environmental Permits; all such Environmental Permits are in good standing and, to the knowledge of the Attractions Purchaser, no appeal or other action is pending to revoke any such Environmental Permit.

(c) The Attractions Purchaser has not received any written notice, demand, letter or claim alleging that the Attractions Purchaser is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Attractions Purchaser which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Attractions Purchaser, threatened against the Attractions Purchaser under any Environmental Law.

(d) The Attractions Purchaser has not entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Attractions Purchaser, threatened against the Attractions Purchaser under any Environmental Law.

(e) The Attractions Purchaser has not assumed, by contract or operation of Law, any material liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(f) To the knowledge of the Attractions Purchaser, except as individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect, the Attractions Purchaser has not caused, and to the knowledge of the Attractions Purchaser, no Third Party has caused any release of a Hazardous Substance that would have been required to be investigated or remediated by the Attractions Purchaser under any Environmental Law since the Attractions Purchaser commenced its operations.

(g) To the knowledge of the Attractions Purchaser, except as individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof, there is no site to which the Attractions Purchaser has transported or arranged for the transport of Hazardous Substances which site is or, to the knowledge of the Attractions Purchaser, may become, the subject of any Legal Proceeding under Environmental Law.

(h) To the knowledge of the Attractions Purchaser, none of the Sale or the Contemplated Transactions to be consummated by the Attractions Purchaser will trigger any filing requirement or other action under any Environmental Law or property transfer statute or any rules or regulations promulgated thereunder by the Attractions Purchaser or any of its Subsidiaries.

Section 6.14 Intellectual Property. Except as individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof, (i) the Attractions Purchaser owns or licenses or otherwise possesses valid rights to use all Intellectual Property (other than patents) necessary to conduct the business of the Attractions Purchaser and each of its Subsidiaries as it is currently conducted and, to the knowledge of the Attractions Purchaser, the Attractions Purchaser owns or licenses or otherwise possesses valid rights to use all patents necessary to conduct the business of the Attractions Purchaser and each of its Subsidiaries as it is currently conducted; (ii) the conduct of the business of the Attractions Purchaser and each of its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party (other than patents) and, to the knowledge of the Attractions Purchaser, the conduct of the business of the Attractions Purchaser and each of its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the patent rights of any Third Party, (iii) there are no pending or, to the knowledge of the Attractions Purchaser, threatened claims with respect to any of the Intellectual Property rights owned by the Attractions Purchaser, and (iv) to the knowledge of the Attractions Purchaser, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Attractions Purchaser.

Section 6.15 Properties.

(a) Either the Attractions Purchaser or its Subsidiaries owns good and marketable fee simple title or leasehold title (as applicable) to each facility and real property owned or leased (as lessee or sublessee), including ground leased, by the Attractions Purchaser as of the Effective Date (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Purchaser Property” and collectively referred to herein as the “Purchaser Properties”), in each case, free and clear of Liens, except for Purchaser Permitted Liens and other Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof. For the purposes of this Agreement, “Purchaser Permitted Liens” shall mean any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet due and payable or subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Attractions Purchaser (if such reserves are required pursuant to GAAP), (iii) any material contracts or other service contracts, management agreements, leasing commission agreements, agreements or obligations set forth in the documents provided to the Company by the Attractions Purchaser, or ground leases or air rights affecting Purchaser Property, (iv) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Liens that are disclosed on the existing Attractions Purchaser title insurance policies made available by or on behalf of the Attractions Purchaser to the Company prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable Ground Lessor, lessor or sublessor, or (for leases in respect of which the Attractions Purchaser or an Attractions Purchaser Subsidiary is the lessor) liens on the leasehold or subleasehold estate of the lessee or sublessee, (vi) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (vii) any other Liens, limitations, restrictions or title defects that do not materially impair the value of the Purchaser Property or the continued use and operation of Purchaser Property as currently used and operated.

(b) The improvements comprising the Purchaser Properties (x) are supplied with utilities and other services reasonably required for their continued operation as they are now being operated, (y) are in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than as may be disclosed in any physical condition reports that have been made available to the Company, and (z) are adequate and suitable for the purposes for which they are presently being used.

(c) Each of the Purchaser Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(d) The Attractions Purchaser has not received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Purchaser Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Purchaser Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Purchaser Properties is not in full force and effect as of the Effective Date or of any default thereunder or any material uncured violation thereof or any pending written threat of modification or cancellation of any of same, or (ii) written notice of any uncured violation of any Laws affecting any of the Purchaser Properties.

(e) No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Purchaser Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Purchaser Properties or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Purchaser Properties has failed to be obtained or is not in full force and effect, and the Attractions Purchaser has not received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license.

(f) Except as set forth in documents made available to the Company by the Attractions Purchaser, no condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any owned Purchaser Property with a fair market value of at least $25 million per Purchaser Property (a “Material Purchaser Property”) or, to the knowledge of the Attractions Purchaser, any Material Purchaser Property leased by the Attractions Purchaser, and the Attractions Purchaser has not received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Material Purchaser Properties, or (ii) any zoning regulation or ordinance (including with respect to parking), building, fire, health or other Law has been violated (and remains in violation) for any Material Purchaser Property.

(g) Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof, the list of Purchaser Properties subject to triple-net leases, which list has previously been made available to the Company, correctly references each lease or sublease involving payments to the Attractions Purchaser and its Subsidiaries for Purchaser Properties with a historic cost basis (before depreciation) of at least $25 million per Purchaser Property per annum that was in effect on July 1, 2016 and to which the Attractions Purchaser is party as lessor or sublessor with respect to each of the applicable Purchaser Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals and extensions related thereto, the “Purchaser Leases”).

(h) Except as set forth in the documents made available to the Company by the Attractions Purchaser or as would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof, (1) the Attractions Purchaser is and, to the knowledge of the Attractions Purchaser, no other party is in breach or violation of, or default under, any (i) ground leases affecting the interest of the Attractions Purchaser in the Purchaser Properties and (ii) Purchaser Leases (the “Material Purchaser Leases”), (2) no event has occurred which would result in a breach or violation of, or a default under, any Material Purchaser Lease by the Attractions Purchaser, or, to the knowledge of the Attractions Purchaser, any other party thereto (in each case, with or without notice or lapse of time or both) and no tenant under a Material Purchaser Lease is in monetary default under such Material Purchaser Lease, (3) no tenant under a Material Purchaser Lease is the beneficiary or has the right to become a beneficiary of a loan or forbearance from the Attractions Purchaser in excess of $100,000, (4) the Attractions Purchaser is not in receipt of any rent under any Purchaser Lease paid more than thirty (30) days before such rent is due and payable, and (5) each Material Purchaser Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Attractions Purchaser and, to the knowledge of the Attractions Purchaser, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(i) Except as set forth in the documents made available to the Company by the Attractions Purchaser, there are no Tax abatements or exemptions specifically affecting the Purchaser Properties, and the Attractions Purchaser has not received any written notice of any proposed increase in the assessed valuation of any of the Purchaser Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing by an amount material to any Purchaser Properties, considered as a whole.

(j) A copy of each binding contract or development agreement between the Attractions Purchaser and any Third Party pertaining to development or construction of any Purchaser Property, and which involves payments to or from the Attractions Purchaser or its Subsidiaries in excess of $25 million, has been made available to the Company.

(k) The Attractions Purchaser or its Subsidiaries has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the Effective Date (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof. None of the Attractions Purchaser’s or any Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Purchaser Permitted Liens and Liens that have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof.

Section 6.16 Brokers; Fees.

No broker, finder or investment banker (other than Barclays Bank PLC and Kimberlite Advisors, LLC whose fees will be paid by the Attractions Purchaser) is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale or the other Contemplated Transactions to be consummated by the Attractions Purchaser based upon arrangements made by or on behalf of the Attractions Purchaser or any of its Subsidiaries.

Section 6.17 Sufficient Funds.

The Attractions Purchaser has access to, and shall have at Closing, sufficient cash or lines of credit available to pay the Attractions Purchaser Closing Cash Consideration, any and all amounts required to be paid by the Attractions Purchaser in connection with the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions to be consummated by the Attractions Purchaser, and any related fees and expenses payable by the Attractions Purchaser pursuant to this Agreement.

Section 6.18 Ownership of Company Common Stock.

None of the Attractions Purchaser or any of its Subsidiaries is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the Maryland General Corporation Law. Neither the Attractions Purchaser nor any of its Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither the Attractions Purchaser nor any of its Affiliates has owned, beneficially or otherwise, any Company Common Stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for Company Common Stock.

Section 6.19 Taxes.

(a) The Attractions Purchaser has timely filed (or had filed on its behalf) with the appropriate Governmental Authority all U.S. federal and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. The Attractions Purchaser has duly paid (or there has been paid on its behalf), or made adequate provisions for, all material Taxes required to be paid by it, whether or not shown on any Tax Return.

(b) The Attractions Purchaser (i) for all taxable years commencing with the Attractions Purchaser’s taxable year ended December 31, 1997 through December 31, 2015 has been subject to taxation as a real estate investment trust within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2016 to the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate (including with regard to the REIT distribution requirements in such a manner so as to qualify as a REIT); and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the knowledge of the Attractions Purchaser, threatened in writing.

(c) (i) There are no disputes, audits, examinations, investigations or proceedings pending (or threatened in writing), or claims asserted, in each case, in writing, for and/or in respect of any Taxes or Tax Returns of the Attractions Purchaser and the Attractions Purchaser is not a party to any litigation or administrative proceeding relating to Taxes; (ii) no deficiency for Taxes of the Attractions Purchaser has been claimed, proposed or assessed or, to the knowledge of the Attractions Purchaser, threatened in writing by any Governmental Authority, which deficiency has not yet been settled; (iii) the Attractions Purchaser has not extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that has not since expired; (iv) the Attractions Purchaser is not currently the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; (v) the Attractions Purchaser has not received a claim in writing by a Governmental Authority in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction; and (vi) the Attractions Purchaser has not entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law).

(d) The Attractions Purchaser has complied with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and has duly and timely withheld and, in each case, has paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(e) There are no Liens for Taxes upon any property or assets of the Attractions Purchaser or any of its Subsidiaries, except Liens for Taxes not yet due and payable.

(f) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Attractions Purchaser, and after the Closing Date the Attractions Purchaser shall not be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date; in each case, other than customary provisions of commercial or credit agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes.

(g) Neither the Attractions Purchaser nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal Income Tax Return or (B) has any liability for the Taxes of any Person (other than the Attractions Purchaser or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(h) Neither the Attractions Purchaser nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) The Attractions Purchaser has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the Effective Date or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

Section 6.20 Insurance.

The Attractions Purchaser has made available to the Company schedules of all material insurance policies (including title insurance policies) and all material fidelity bonds or other material insurance service contracts in the Attractions Purchaser’s possession providing coverage for all Purchaser Properties (the “Attractions Purchaser Insurance Policies”). The Attractions Purchaser Insurance Policies include all material insurance policies and all material fidelity bonds or other material insurance service contracts required by any Material Purchaser Lease. There is no material claim for coverage by the Attractions Purchaser pending under any of the Attractions Purchaser Insurance Policies that has been denied or disputed by the insurer. All premiums payable under all Attractions Purchaser Insurance Policies have been paid, and the Attractions Purchaser and each of its Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Attractions Purchaser Insurance Policies. To the knowledge of the Attractions Purchaser, such Attractions Purchaser Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by the Attractions Purchaser or any of its Subsidiaries with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 6.21 Investment Company Act.

The Attractions Purchaser is not required to be registered as an investment company under the Investment Company Act.

Section 6.22 Affiliate Transactions.

From January 1, 2016 through the Effective Date, there have been no transactions, agreements, arrangements or understandings between the Attractions Purchaser or any of its Subsidiaries, on the one hand, and any Affiliates (other than any Subsidiary of the Attractions Purchaser) of the Attractions Purchaser or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 6.23 OFAC. The Attractions Purchaser is and has been in compliance in all material respects with all applicable trade sanctions, economic embargo, and counter terrorist financing programs, including, but not limited to, those enforced by the Government Lists. The Attractions Purchaser is not an individual or entity named on a Government List, and the monies used in connection with this Agreement and amounts committed with respect thereto, were not and are not derived from any activities that contravene any applicable anti-money laundering, counter-terrorist financing or anti-bribery laws and regulations (including funds being derived from any person, entity, country or territory on a Government List or engaged in any unlawful activity defined under Title 18 of the United States Code, Section 1956(c)(7)).

Section 6.24 Knowledge of the Attractions Purchaser.

The term “knowledge of the Attractions Purchaser” or any similar phrase as used in this Agreement shall be limited to the actual knowledge of Gregory K. Silvers, Mark A. Peterson, Morgan G. Earnest II, Craig L. Evans, Michael L. Hirons, Andrew Limbocker and Jesse Daly, without imposing any duty of investigation or inquiry or personal liability upon any such individuals. The Attractions Purchaser hereby represents and warrants that the individuals listed in the preceding sentence are the individuals acting on behalf of the Attractions Purchaser who would reasonably be expected to have knowledge of the matters set forth herein.

Section 6.25 Note.

The Note has not been, and will not be, registered under the Securities Act or the securities laws of any state of the United States and, unless so registered, may not be offered, sold, assigned, transferred, pledged, encumbered or otherwise disposed of, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Note will be acquired for investment for the Attractions Purchaser’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Securities Act. The Attractions Purchaser also represents and warrants that it has not been formed for the specific purpose of acquiring the Note. The Attractions Purchaser has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Note. The Attractions Purchaser further has had an opportunity to ask questions and receive answers regarding the terms and conditions of the Note and to obtain additional information necessary to verify any information furnished to the Attractions Purchaser or to which the Attractions Purchaser has access. The Attractions Purchaser understands that an investment in the Note involves substantial risk. The Attractions Purchaser can bear the economic risk of the Attractions Purchaser’s investment in the Note and has such knowledge and experience in financial or business matters that the Attractions Purchaser is capable of evaluating the merits and risks of its investment in the Note. The Attractions Purchaser is an “accredited investor” within the meaning of Regulation D and a “qualified institutional buyer” within the meaning of Rule 144A, in each case, promulgated under the Securities Act. The Attractions Purchaser acknowledges and agrees that the certificates evidencing the Note will include a legend in form and substance satisfactory to the Attractions Purchaser and the Ski Purchaser. If the Attractions Purchaser purports to offer, sell, assign, transfer, pledge, encumber or otherwise dispose of all or a portion of the Note in a manner that would contravene this Section 6.25, such purported transfer shall be null and void ab initio, and the maker of the applicable Note shall not be required to execute and deliver a new Note in the name of the designated transferee or to register the transferee as new holders of such Note, and the Attractions Purchaser shall be deemed to be the registered holder for all purposes of such Note.

Section 6.26 No Other Representations or Warranties.

Except for the representations and warranties contained in Article 4, Article 5 and Article 7, the Attractions Purchaser acknowledges that none of Seller Party, Ski Purchaser or any other Person on behalf of the Seller Parties has made, and the Attractions Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Seller Parties or any of the Target Companies or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Attractions Purchaser by or on behalf of the Seller Parties.

ARTICLE 7.

REPRESENTATIONS AND WARRANTIES OF SKI PURCHASER

The Ski Purchaser, on behalf of itself and the Canadian Purchaser, represents and warrants to the Company and the Attractions Purchaser that:

Section 7.1 Organization and Qualification.

(a) The Ski Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Ski Purchaser is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (2) of the definition thereof.

(b) As of the Closing Date, the Canadian Purchaser shall be validly existing and in good standing under the laws of its jurisdiction of organization and shall have the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is contemplated under this Agreement. As of the Closing Date, the Canadian Purchaser will be duly qualified or licensed to do business, and be in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (2) of the definition thereof.

Section 7.2 Authority.

(a) The Ski Purchaser has the requisite organizational power and authority to execute and deliver this Agreement and the Financing Documents to which it is a party. As of the Closing Date, the Ski Purchaser shall cause each of the other parties that is an obligor under the Note to have the requisite organizational power and authority to execute and deliver the Financing Documents. The Ski Purchaser has, and, as of the Closing Date, the Canadian Purchaser and each of the other parties to the Financing Documents will have, the requisite power and authority to perform their respective obligations under this Agreement and, in the case of the Ski Purchaser and each of the other parties to the Financing Documents, under the Financing Documents to which it is or they are a party, and to consummate the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale and the other Contemplated Transactions to be consummated by the Ski Purchaser and the Canadian Purchaser, as the case may be. The execution and delivery of this Agreement and the Financing Documents by the Ski Purchaser and each of the other parties to the Financing Documents, as applicable, and the consummation by the Ski Purchaser and the Canadian Purchaser of the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale and the other Contemplated Transactions to be consummated by the Ski Purchaser and the Canadian Purchaser, as the case may be, have been or will be duly and validly authorized by all necessary corporate or other entity action. No other corporate or other entity proceedings on the part of the Ski Purchaser are necessary to authorize this Agreement, the Financing Documents to which it is a party, the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale or to consummate the other Contemplated Transactions to be consummated by the Ski Purchaser. The Ski Purchaser Manager has duly and validly authorized the execution and delivery of this Agreement and the Financing Documents to which the Ski Purchaser is a party, and declared advisable the consummation of the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale and the other Contemplated Transactions to be consummated by the Ski Purchaser. As of the Closing Date, the manager, board of directors, trustee or general partner of the Canadian Purchaser will have duly and validly authorized and declared advisable the consummation of the Canadian Asset Sale and the other Contemplated Transactions to be consummated by the Canadian Purchaser.

(b) This Agreement has been duly executed and delivered by the Ski Purchaser and, assuming due authorization, execution and delivery by each of the Seller Parties, this Agreement constitutes a legally valid and binding obligation of the Ski Purchaser, enforceable against the Ski Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) As of the Closing Date, the Note will be duly executed and delivered by the Ski Purchaser and each of the other obligors thereunder and the Note will constitute a legally valid and binding obligation of the Ski Purchaser and each of the other obligors thereunder, enforceable against the Ski Purchaser and each of the other obligors thereunder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 7.3 No Conflict; Required Filings and Consents.

(a) The Ski Purchaser’s execution and delivery of this Agreement and the Financing Documents to which it is a party do not, and the performance of this Agreement and such Financing Documents and the consummation of the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale and the other Contemplated Transactions to be consummated by the Ski Purchaser and the Canadian Purchaser, as the case may be, will not, (i) conflict with or violate any provision of (A) the Ski Purchaser’s or, as of the Closing Date, the Canadian Purchaser’s Organizational Documents, (B) any Organizational Documents of any Subsidiary of the Ski Purchaser or, as of the Closing Date, the Canadian Purchaser, or (ii) assuming that all consents, approvals, authorizations and permits described in Section 7.3(b) have been obtained, all filings and notifications described in Section 7.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Ski Purchaser or any of its Subsidiaries or by which any property or asset of the Ski Purchaser or, as of the Closing Date, the Canadian Purchaser, or any of their respective Subsidiaries is bound, except, as to clauses (i)(B) and (ii), respectively, for any such conflicts or violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (2) of the definition thereof.

(b) The Ski Purchaser’s execution and delivery of this Agreement and the Financing Documents to which it is a party do not, and the performance of this Agreement or such Financing Documents by the Ski Purchaser and the Canadian Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) such consents, approvals, authorizations, permits, filings or notifications that will be obtained or completed on or prior to the Closing Date, (ii) such filings as may be required in connection with state and local transfer Taxes, (iii) such consents, approvals, authorizations, permits, filings and/or notifications required under the HSR Act and/or the Investment Canada Act (Canada), (iv) the New Forest Service Permits and any other consents, approvals, authorizations, permits, filings and/or notifications required under any Ground Lease to which a Governmental Authority is a party, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (2) of the definition thereof.

Section 7.4 Disclosure Documents.

None of the information supplied or to be supplied in writing by or on behalf of the Ski Purchaser or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

Section 7.5 Litigation.

There is no Legal Proceeding pending against or, to the knowledge of the Ski Purchaser, threatened against or naming as a party thereto, the Ski Purchaser or any of its respective officers or directors (in their capacity as such) nor, to the knowledge of the Ski Purchaser, is there any investigation of a Governmental Authority pending or threatened against the Ski Purchaser, except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (2) of the definition thereof.

Section 7.6 Brokers; Fees.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale or the other Contemplated Transactions to be consummated by the Ski Purchaser or the Canadian Purchaser based upon arrangements made by or on behalf of the Ski Purchaser, the Canadian Purchaser or any of their Subsidiaries.

Section 7.7 Sufficient Funds.

The Ski Purchaser has access to, and the Ski Purchaser and Canadian Purchaser will have at Closing, sufficient cash or lines of credit available to pay the Ski Purchaser Closing Consideration, the Canadian Purchaser Closing Consideration and all amounts required to be paid by the Ski Purchaser and Canadian Purchaser in connection with the consummation of the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale, the Canadian Asset Sale and the other Contemplated Transactions to be consummated by the Ski Purchaser and Canadian Purchaser, and any related fees and expenses payable by the Ski Purchaser and the Canadian Purchaser pursuant to this Agreement.

Section 7.8 Ownership of Company Common Stock.

None of the Ski Purchaser or any Subsidiary of the Ski Purchaser is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the Maryland General Corporation Law. Neither the Ski Purchaser nor any of the Ski Purchaser’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither the Ski Purchaser nor any of the Ski Purchaser’s Affiliates has owned, beneficially or otherwise, any Company Common Stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for Company Common Stock.

Section 7.9 Investment Company Act.

The Ski Purchaser is not required to be registered as an investment company under the Investment Company Act.

Section 7.10 GST Registration.

As of the Closing Date, the Canadian Purchaser will be registered under Part IX of the Excise Tax Act (Canada) for goods and services and harmonized sales tax purposes.

Section 7.11 OFAC.

The Ski Purchaser is and has been, and as of the Closing Date the Canadian Purchaser will be and will have been, in compliance in all material respects with all applicable trade sanctions, economic embargo, and counter terrorist financing programs, including, but not limited to, those enforced by the Government Lists. Neither the Ski Purchaser nor the Canadian Purchaser is an individual or entity named on a Government List, and the monies used in connection with this Agreement and amounts committed with respect thereto, were not and are not derived from any activities that contravene any applicable anti-money laundering, counter-terrorist financing or anti-bribery laws and regulations (including funds being derived from any person, entity, country or territory on a Government List or engaged in any unlawful activity defined under Title 18 of the United States Code, Section 1956(c)(7)).

Section 7.12 Knowledge of the Ski Purchaser.

The term “knowledge of the Ski Purchaser” or any similar phrase as used in this Agreement shall be limited to the actual knowledge of Cory Perlstein, Michael Chen and Jason Morgan, without imposing any duty of investigation or inquiry or personal liability upon any such individuals. The Ski Purchaser hereby represents and warrants that the individuals listed in the preceding sentence are the individuals acting on behalf of the Ski Purchaser who would reasonably be expected to have knowledge of the matters set forth herein.

Section 7.13 No Other Representations or Warranties.

Except for the representations and warranties contained in Article 4, Article 5 and Article 6, the Ski Purchaser acknowledges that none of Seller Party, Attractions Purchaser or any other Person on behalf of the Seller Parties has made, and the Ski Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Seller Parties or any of the Target Companies or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Ski Purchaser by or on behalf of the Seller Parties.

ARTICLE 8.

COVENANTS AND AGREEMENTS

Section 8.1 Conduct of Business by the Seller Parties.

(a) Each Seller Party covenants and agrees that, between the Effective Date and the earlier to occur of the Closing Date and the date, if any, on which this Agreement is terminated pursuant to Section 10.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as may be agreed in writing by the Attractions Purchaser (to the extent such action relates solely to an Attractions Target Company or a U.S. Attractions Purchased Asset and will impose no liability or financial obligation upon the Ski Purchaser or the Canadian Purchaser and will result in no material adverse Tax consequences to the Ski Target Companies or the Ski Assets), subject to Section 8.21 below, (iii) as may be agreed in writing by the Ski Purchaser (to the extent that such action relates solely to a Ski Target Company or a Ski Purchased Asset and will impose no liability or financial obligation upon the Attractions Purchaser or result in no material adverse Tax consequences to the Attractions Target Companies or the Attractions Assets), subject to Section 8.21 below, (iv) as may be expressly required or expressly permitted pursuant to this Agreement or (v) as set forth in Section 8.1 of the Seller Disclosure Letter, the Seller Parties shall cause each of the Target Companies and the Asset Sellers and (to the extent that any Seller Party or the Company has consent or approval rights with respect thereto) require each Tenant and each Manager to, (x) conduct such Target Company and Asset Seller’s business in all material respects in the ordinary course and in a manner consistent with past practice, and (y) use such Person’s reasonable best efforts to (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Target Companies’ control excepted), (2) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, including Tenants and Managers (other than any terminations contemplated by this Agreement), and (3) to the extent available on commercially reasonable terms, keep available the services of its present authorized officers and maintain all Target Company Insurance Policies, unless such policies are replaced with insurance policies that include substantially similar terms, conditions, limits, sub-limits, deductibles and retentions as the policies currently in force. The consent of the applicable Purchaser shall be deemed to have been given for purposes of this Section 8.1 if such Purchaser does not object in writing within five (5) Business Days from the date on which the written request for such consent from the Company is received by the applicable Purchaser. Without limiting the generality of the foregoing, each Seller Party covenants and agrees that, during the Interim Period, except (A) to the extent required by Law, (B) as may be agreed in writing by the applicable Purchaser (which consent in the cases of clauses (iv), (v), (vi), (xiii), (xiv), (xvi), (xvii), (xix), (xx), (xxi) and (xxiii) shall not be unreasonably withheld, delayed or conditioned), subject to Section 8.21 below, (C) as may be expressly required or expressly permitted pursuant to this Agreement or (D) as set forth in Section 8.1 of the Seller Disclosure Letter, neither the Company nor the Sellers shall, with respect to any Target Company or any Asset Seller, or shall cause or permit any Target Company or any Asset Seller to, do any of the following:

(i) amend or propose to amend the Organizational Document of any Target Company or any Asset Seller or amend any term of any outstanding security of any Target Company or any Asset Seller;

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of any Target Company or any Asset Seller;

(iii) except for transactions among (1) one or more Ski Target Companies or Ski Asset Sellers or (2) one or more Attractions Target Companies or Attractions Asset Sellers, issue, sell, pledge, dispose, encumber or grant any shares or other equity securities of any of the Target Companies’ or the Asset Sellers’ capital stock or other equity securities, or any options, warrants, convertible securities or other rights of any kind to acquire any of the Target Companies’ or the Asset Sellers’ stock or other equity interests;

(iv) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $100,000 in the aggregate), any equity or debt instruments, or any other asset that would not qualify as a real estate asset under Section 856(c)(5) of the Code, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, other than acquisitions made (A) in accordance with an approved budget under any Company Lease or Management Agreement, or (B) in accordance with the Company’s 2016 or 2017 capital expenditure reserve budgets (which, in the case of the 2017 capital expenditure reserve budget, has been approved or adopted in conformance with clause (xx) below);

(v) sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property, assets or securities, except (A) as permitted by Section 3.3, (B) pursuant to an obligation arising under any agreement referenced in Section 4.16(k) of the Seller Disclosure Letter, and (C) pledges and encumbrances on property or assets in the ordinary course of business consistent with past practice and that would not be material to any Company Property or any assets of any Target Company or any Asset Seller;

(vi) incur, create or assume any Indebtedness for borrowed money or issue or amend the terms of any debt securities or instruments related to the Acquired Indebtedness or assume, guarantee or endorse or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person; provided that the Company shall notify the Purchasers of any incurrence, creation or assumption of Indebtedness by the Target Companies or the Asset Sellers or any Indebtedness involving the Company Properties or amendments to the terms of such Indebtedness, including any refinancings of existing or maturing Indebtedness; provided, further, that any such incurrence, creation or assumption of Indebtedness shall not create any future obligations for the Purchasers and all such Indebtedness (other than the Acquired Indebtedness) shall be repaid and satisfied in full by the Company at the Closing;

(vii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity;

(viii) except as permitted by Section 8.13, enter into, renew, modify, amend or terminate, waive, release, compromise or assign any rights or claims under, grant or withhold any consents under (I) any Company Material Contract (other than the documents set forth in (A) Section 4.12(a)(ii) except with respect to a Management Agreement for a family entertainment center, and (B) Section 4.12(a)(vii) and Section 4.12(a)(xi)), or (II) any contract that, if existing as of the Effective Date, would have been a Company Material Contract (other than the documents set forth in (A) Section 4.12(a)(ii) except with respect to a Management Agreement for a family entertainment center, and (B) Section 4.12(a)(vii) and Section 4.12(a)(xi)), in each case other than any such renewal, modification, amendment, termination, waiver, release, compromise or grant (A) that does not have any material force or effect after Closing, or (B) made in accordance with the terms of any existing Company Material Contract that occurs automatically without any action by any Target Company or any Asset Seller, provided, however, that any Asset Seller or Target Company may exercise all rights and remedies under any Company Material Contract in connection with any breach or violation thereof by any Tenant, Manager or Third Party thereto;

(ix) waive, release or assign any material rights or claims or make any material payment, direct or indirect, of any liability of any Target Company or any Asset Seller before the same comes due in accordance with its terms;

(x) other than in accordance with Section 8.8, settle or compromise (A) any legal action, suit or arbitration proceeding, in each case made or pending against any of the Target Companies or any of the Asset Sellers, including relating to Taxes, where the amount paid out-of-pocket net of insurance proceeds in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate, or (B) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of equity interests of any Target Company or any Asset Seller, unless any settlement or compromise does not result in future obligations for the Purchasers, the Target Companies or the post-Closing owner of the Purchased Assets;

(xi) (A) hire or terminate (other than for cause) any employee of any Target Company or any Asset Seller or promote or appoint any Person to a position of officer or director of any Target Company or any Asset Seller, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors, officers or employees, other than any directors, officers or employees of CNL Financial Group Investment Management, (C) pay or agree to pay any pension, retirement allowance or other compensation or benefit to any director, officer, employee or consultant of any Target Company or any Asset Seller, whether past or present, (D) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or Benefit Plan or other compensation or employee benefits arrangement, (E) accelerate the vesting or payment of any compensation or benefits, or (F) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan, in each case, other than as required by Law;

(xii) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at January 1, 2016, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(xiii) enter into any new line of business;

(xiv) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations, or make any new material Tax election or make a material change to a Tax election;

(xv) take any action, or fail to take any action, which action or failure would reasonably be expected to cause any Target Company or any Asset Seller that is treated as a partnership or disregarded entity for U.S. federal or state Income Tax purposes to cease to be treated as a partnership or disregarded entity for such purposes;

(xvi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a Target Company or Asset Seller in connection with any acquisitions permitted pursuant to Section 8.1(a)(iv) in a manner that would not reasonably be expected to be adverse to the Target Companies or the Asset Sellers or to prevent or impair the ability of the Seller Parties to consummate the Sale;

(xvii) initiate or consent to any material zoning reclassification of any real property or any other material change to any approved site plan, special use permit, planned development approval or other land use entitlement materially affecting any Company Property, other than in connection with any eminent domain or condemnation proceedings regarding which such Target Company or Asset Seller has provided prompt notice to the Purchasers;

(xviii) form any new funds or joint ventures;

(xix) except for the expansion of a Company Property pursuant to expansion rights requested by the applicable Tenant pursuant to the terms of the applicable Company Lease after prior notice to the Purchasers or in accordance with approved budgets for 2016 that have been provided to the Purchasers prior to the Effective Date, make or commit to make any capital expenditures (including any additional owner investments); provided, however, that the Target Companies and the Asset Sellers shall be permitted to make or commit to make any capital expenditures required under the terms of any applicable Company Lease consistent with past practice, in which event the Company shall provide two (2) Business Days’ notice to the Purchasers;

(xx) approve or adopt any 2017 operating or capital expenditure reserve budgets under any Company Lease or Management Agreement (including with respect to any additional owner investments), unless and until the Target Company (i) provides each such proposed operating or capital expenditure reserve budget to the Purchasers and provides each Purchaser five (5) Business Days from the date of receipt of such proposed operating or capital expenditure reserve budget to review and comment thereon, and (ii) considers, in good faith, whether to modify any such proposed operating or capital expenditure reserve budget to incorporate any reasonable comments (if any) provided to the Company by either Purchaser (provided, however, that any determination by the Company with respect to any Purchaser comments shall be made by the Company in its sole discretion);

(xxi) engage in any new service to any Tenants that would produce income that is not qualifying income under Sections 856(c)(2) or 856(c)(3) of the Code;

(xxii) (x) make material changes to the Target Company Insurance Policies or take any action which would adversely affect the availability of liability insurance of the Asset Sellers or the Target Companies (which includes, but is not limited to, increasing the level of the self-insured retentions payable on any such insurance policies, rescinding the limits currently included within the policies or knowingly creating a deficiency per the terms of any Company Lease), or (y) fail to keep the Target Company Insurance Policies in full force and effect without replacing such insurance policies with insurance policies that include substantially similar terms, conditions, limits, sub-limits, deductibles and retentions of the policies currently in force, to the extent available on commercially reasonable terms, and/or (z) fail to enforce the obligations of any Tenant or Manager to maintain required insurance policies under any Material Company Lease or Management Agreement, as applicable; provided, that should any Target Company Insurance Policies be replaced, such policies shall not be changed in a manner which creates a deficiency or items of non-compliance within the terms of the applicable Company Lease;

(xxiii) subject any Company Property to any Lien other than the Company Permitted Liens;

(xxiv) revoke, adopt, amend, restate, revise, supplement or otherwise modify any master development plan (or other analogous document) with respect to any Ski Asset or Attractions Asset; or

(xxv) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(b) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to maintain its qualification as a REIT under the Code and to avoid paying any U.S. federal Income Tax for any period or portion thereof ending on or prior to the Closing Date, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement or otherwise; provided that if Company violates clause (xv) above, the applicable Purchaser shall have the option of buying the assets of the applicable Target Company rather than that Target Company, except where the violation of clause (xv) above would not reasonably be expected to, individually or in the aggregate, have a Target Company Material Adverse Effect or would cause in such Purchaser’s reasonable judgment a REIT qualification issue for such Purchaser.

(c) CLP Sugarloaf, LLC is the beneficiary of certain purchase options under (i) that certain Renewal of Administration Building Lease dated May 15, 2015 by and between CLP Sugarloaf, LLC, as tenant, and Joseph Malone, Trustee of the Joseph Malone Defined Benefit Plan, as landlord, and (ii) that certain Lease-Purchase Option dated as of June 23, 1997 by and among CLP Sugarloaf, LLC, successor in interest to Sugarloaf Mountain Corporation, as tenant, and Amy Martin, Trustee of the Big Mountain Realty Trust, and Richard J. Keenan, as landlord, as amended by instruments dated as of April 19, 2002, as of April 4, 2005, as of August 1, 2009 and as of March 26, 2015. Promptly after the Effective Date, the Seller Parties shall use commercially reasonable efforts to cause CLP Sugarloaf, LLC (in its capacity as tenant) and the then current landlord under each of the aforesaid agreements to execute a memorandum (in recordable form) for each such purchase option, and thereafter to record such memorandums in the appropriate land records.

(d) CLP Loon Mountain, LLC is the lessee under (i) that certain Ground Lease with Lessee to Construct Improvements dated as of March 30, 2000, between Peter F. Govoni and Carol C. Govoni, as landlord, and Loon Mountain Recreation Corporation, as tenant, as amended by that certain Assignment and Assumption of Leases dated as of January 19, 2007, by and among Loon Mountain Recreation Corporation and Loon Realty Corp., as assignors, and CLP Loon Mountain, LLC (as successor-in-interest to CNL Income Loon Mountain, LLC), as assignee, whereby Loon Mountain Recreation Corporation assigned all of its right, title and interest in and to the aforesaid lease to CLP Loon Mountain, LLC, and (ii) that certain Lease dated as of July 31, 2000, between the Mountain Club on Loon Unit Owner’s Association, as landlord, and Loon Mountain Recreation Corporation, as tenant, as amended by that certain Assignment and Assumption of Leases dated as of January 19, 2007, by and among Loon Mountain Recreation Corporation and Loon Realty Corp., as assignors, and CLP Loon Mountain, LLC (as successor-in-interest to CNL Income Loon Mountain, LLC), as assignee, whereby Loon Mountain Recreation Corporation assigned all of its right, title and interest in and to the aforesaid lease to CLP Loon Mountain, LLC. Promptly after the Effective Date, the Seller Parties shall use commercially reasonable efforts to cause CLP Loon Mountain, LLC (in its capacity as the tenant) and the then current landlord under each of the aforesaid leases to execute a memorandum of lease (in recordable form) for each such lease, and thereafter the Company shall cause such memoranda to be recorded in the appropriate land records.

(e) Prior to the Closing Date, the Company shall (i) effectuate the payoff, release, terminations and/or discharge of all liens (including liens encumbering the Intellectual Property specified in Exhibit M) and any and all encumbrances related thereto and (ii) use commercially reasonable efforts to effect any necessary corrective assignment, corrective change of ownership, recordals and/or filings with any and all domain name registrars and/or other similar authorities as may be necessary or reasonably requested by the Ski Purchaser or the Attractions Purchaser, as applicable, to correct any break or discrepancy in the chain of title or any inaccuracies in the ownership records for any domain name specified in Exhibit M.

(f) As soon as reasonably practicable after the Closing, the Seller Parties shall or shall cause their respective Affiliates to deliver to the respective Purchaser, originals (or to the extent originals are not available and have not already been delivered to the Purchasers or their Representatives, then copies), to the extent in the possession or reasonable control of such Party, of all Company Material Contracts; material licenses and permits, authorizations and approvals pertaining to the Purchased Assets or the Target Companies; all material guarantees and warranties which any Seller Party or Target Company has received in connection with any work or services performed or equipment installed in and improvements erected on any of the real property owned or leased by any Target Company; all material reports, studies, records, books, files, correspondence or documents existing and relating to the ownership, lease, use, operation, construction, fabrication, repair or maintenance of, or otherwise relating to, the Target Companies, the Tenants, the Purchased Assets or any real property owned or leased by the Target Companies; material surveys, maps, plats and street improvement specifications; material soil, substratus, environmental, engineering, structural and geological studies, reports and assessments; architectural drawings, as-builts, plans, engineer’s drawings and specifications; material title reports or policies together with any copies of documents referenced therein; material condominium documents and maps, association documents and other development-related documents; and material booklets, manuals, files, records, correspondence contained in lease files, tenant files, mailing lists, sales brochures and other materials, and leasing brochures and advertising materials and similar items; provided, however, that in no event shall any Seller Party be required to deliver any documents or materials that such Seller Party reasonably determines (i) to be confidential, privileged or proprietary, or (ii) violates such Seller Party’s or its respective Affiliate’s obligations under applicable Laws, rules, regulations and internal document retention and business continuity policies and procedures.

Section 8.2 Conduct of Business by the Attractions Purchaser.

(a) The Attractions Purchaser covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company, or as may be expressly required or expressly permitted pursuant to this Agreement, the Attractions Purchaser shall use its commercially reasonable efforts to, and shall cause each of its Subsidiaries to use its commercially reasonable efforts to, carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice, and, to the extent consistent with the foregoing, use their commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees, preserve their relationships with customers, suppliers and others having business dealings with them and maintain the status of the Attractions Purchaser as a REIT within the meaning of the Code. The consent of the Company shall be deemed to have been given for purposes of this Section 8.2 if the Company does not object in writing within five (5) Business Days from the date on which the written request for such consent from the Attractions Purchaser is received by the Company. Without limiting the foregoing, the Attractions Purchaser covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), or as may be expressly required or permitted pursuant to this Agreement, the Attractions Purchaser shall not, and shall not cause or permit any of its Subsidiaries to, do any of the following:

(i) amend or propose to amend any Organizational Document of the Attractions Purchaser except in a manner that would not reasonably be expected to prevent or materially delay the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions;

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of the Attractions Purchaser (except to the extent that such split, combination, reclassification or subdivision is taken into account in the calculation and issuance of Attractions Purchaser Common Shares);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of beneficial interest of the Attractions Purchaser or ownership interests in the Attractions Purchaser or any of its Subsidiaries, except for (A) the declaration and payment by the Attractions Purchaser of regular monthly cash dividends with respect to Attractions Purchaser Common Shares consistent with past practice, (B) the declaration and payment by the Attractions Purchaser of regular quarterly dividends with respect to (1) the Series C Preferred Shares, (2) the Series E Preferred Shares and (3) the Series F Preferred Shares, or (C) the declaration and payment of dividends or other distributions to the Attractions Purchaser by any directly or indirectly wholly owned Subsidiary of the Attractions Purchaser; provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 8.2, the Attractions Purchaser shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for the Attractions Purchaser to maintain its status as a REIT under the Code and avoid or reduce the imposition of any corporate level Tax or excise Tax under the Code;

(iv) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at January 1,

2016, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

(v) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(vi) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in a manner that would not reasonably be expected to be materially adverse to the Attractions Purchaser or to prevent or materially delay the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale or the other Contemplated Transactions; or

(vii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(b) Without limiting the foregoing, during the Interim Period, without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed, the Attractions Purchaser shall not and shall not cause its Subsidiaries to: (i) engage in any transaction (other than the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale and the other Contemplated Transactions) that would require the approval of the shareholders of the Attractions Purchaser and reasonably be likely to prevent or materially delay the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale or the other Contemplated Transactions; (ii) engage in any material securities offering, or acquisition of the business, assets or capital stock of any entity by the Attractions Purchaser, in any event that would reasonably be likely to cause a material delay in the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale or the other Contemplated Transactions; or (iii) knowingly take any other action that would reasonably be likely to prevent or materially delay the consummation of the Attractions Purchaser Interest Sale, the Attractions Purchaser Asset Sale or the other Contemplated Transactions.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Attractions Purchaser from taking any action, at any time or from time to time, that in the reasonable judgment of the Attractions Purchaser Board, upon advice of counsel to the Attractions Purchaser, is reasonably necessary for the Attractions Purchaser to maintain its qualification as a REIT under the Code or to avoid paying any U.S. federal Income Tax for any period or portion thereof, including making dividend or other distribution payments to shareholders of the Attractions Purchaser in accordance with this Agreement or otherwise.

Section 8.3 Conduct of Business by the Ski Purchaser.

The Ski Purchaser covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company, or as may be expressly required or expressly permitted pursuant to this Agreement, the Ski Purchaser and the Canadian Purchaser shall not conduct any operations prior to the Closing.

Section 8.4 Preparation of the Form S-4, Proxy Statement; Company Stockholder Meeting.

(a) As promptly as practicable following the Effective Date, in accordance with applicable Law and the Company Charter and Company Bylaws, the Company, in consultation with the Purchasers, shall establish a record date for, duly call, give notice of and convene and hold the Company Stockholder Meeting. Notwithstanding the foregoing provisions of this Section 8.4(a), on a date for which the Company Stockholder Meeting is scheduled, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting (i) if a quorum has not been established; (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the

Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting; (iii) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Company Stockholder Approval would not otherwise be obtained; or (iv) if required by Law; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law).

(b) As promptly as reasonably practicable following the Effective Date, in accordance with applicable Law and the Company Charter and Company Bylaws, the Company and the Attractions Purchaser shall jointly prepare and cause to be filed with the SEC the Form S-4 with respect to the Attractions Purchaser Common Shares issuable in the Sale, which will include the Proxy Statement with respect to the Company Stockholder Meeting. Each of the Company and the Attractions Purchaser shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or the Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Sale. Each of the Company, the Attractions Purchaser and the Ski Purchaser shall furnish all information concerning itself, its Affiliates and the holders of its stock or shares of beneficial interest to the Company or the Attractions Purchaser, as applicable, as reasonably requested to be included in the Form S-4 or the Proxy Statement. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Prior to filing the Form S-4 and the Proxy Statement with the SEC, the Company and the Attractions Purchaser shall furnish to the Ski Purchaser copies of the Form S-4, the Proxy Statement and all documents prepared to be filed therewith, which portions thereof that relate to the Ski Purchaser, the Canadian Purchaser, the Ski Assets, the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale or the Canadian Asset Sale shall be subject to the review and comment of the Ski Purchaser and its counsel, and provide the Ski Purchaser and its counsel reasonable time to review and comment thereon. The Company and the Attractions Purchaser shall incorporate any reasonable comments of the Ski Purchaser that relate to the Ski Purchaser, the Canadian Purchaser, the Ski Assets, the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale and the Canadian Asset Sale in the Form S-4, the Proxy Statement or any document filed therewith. Each of the Company and the Attractions Purchaser shall promptly notify the other (with a copy to the Ski Purchaser) upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the Company or the Attractions Purchaser, as applicable, of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement and the Attractions Purchaser shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4; provided, however, that if any comments from the SEC relate to the Ski Purchaser, the Canadian Purchaser, the Ski Assets, the Ski Purchaser Interest Sale, the Ski Purchaser Asset Sale or the Canadian Asset Sale, then the Company and the Attractions Purchaser, as applicable, shall, prior to responding to the SEC, provide the Ski Purchaser and its counsel reasonable time to review such comments received from the SEC and the Company and the Attractions Purchaser, as applicable, shall incorporate any reasonable comments of the Ski Purchaser in any response submitted to the SEC. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and the Attractions Purchaser shall cooperate and provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and the Attractions Purchaser shall incorporate any reasonable comments of the Company in any such document or response submitted to the SEC. The Attractions Purchaser shall notify the Company (with a copy to the Ski Purchaser), promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Attractions Purchaser

Common Shares issuable in connection with the Sale for offering or sale in any jurisdiction, and the Attractions Purchaser shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(c) If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company, the Attractions Purchaser, the Ski Purchaser or any of their respective Affiliates, should be discovered by the Company, the Attractions Purchaser or the Ski Purchaser which, in the reasonable judgment of the Company, the Attractions Purchaser or the Ski Purchaser, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties hereto, and the Company and the Attractions Purchaser shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company. Nothing in this Section 8.4(c) shall limit the obligations of any Party under Section 8.4(b). For purposes of Section 4.8, Section 6.7, Section 7.4 and this Section 8.4, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, any information concerning or related to the Attractions Purchaser or its Affiliates will be deemed to have been provided by the Attractions Purchaser, and any information concerning or related to the Ski Purchaser or its Affiliates will be deemed to have been provided by the Ski Purchaser.

(d) The Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval (the “Board Recommendation”), except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 8.6(d) or Section 8.6(f). Nothing contained in this Agreement shall be deemed to relieve the Company of its obligation to submit the Sale to its stockholders for a vote on the approval thereof. The Company agrees that, unless this Agreement shall have been terminated in accordance with Section 10.1, its obligations to hold the Company Stockholder Meeting pursuant to this Section 8.4(d) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal or by any Adverse Recommendation Change.

(e) If required by rules of the SEC, as determined by the Attractions Purchaser in its sole discretion, the Company shall grant the Attractions Purchaser the right, at the Attractions Purchaser’s sole expense, to prepare an audited income statement of the Company Properties for the most recent fiscal year(s) as specified by Rule 3-14 of Regulation S-X under the Securities Act and the SEC, and the Company shall provide and/or fully cooperate in obtaining any and all such other data and financial information which shall be available to the Company (including, without limitation, data and information obtainable from the Company’s management agent for the Company Properties) and as advisable in connection with fulfilling the Attractions Purchaser’s disclosure obligations as a public company subject to the rules and regulations of the SEC.

Section 8.5 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and contracts, and subject to the reasonable restrictions imposed from time to time upon advice of outside counsel, the Company shall and shall cause each of the Target Companies and the Asset Sellers to afford to the Purchasers and their respective Representatives reasonable access during normal business hours and upon reasonable advance written notice to all of their respective properties, offices, books, contracts, commitments, personnel and records. In addition, during the Interim Period, the Company shall, and shall cause the Target Companies and the Asset Sellers to, furnish reasonably promptly to the Purchasers (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel either Purchaser may reasonably request. No Purchaser shall be permitted to conduct or cause to be conducted any environmental investigation or other invasive sampling or testing (including but not limited to soil or ground water sampling) of any Company Property based on information existing (whether known or unknown) as of the date of this Agreement without the Company’s prior written consent, which consent shall be in the Company’s sole discretion to grant or deny; provided, however, the Company shall promptly notify the Purchasers in writing of any new discovery of any Hazardous Substances on, under or about any Company Property or any new knowledge by the Company of suspected or actual violations of Environmental Laws on any such Company Property, and the Purchasers shall be permitted to conduct or cause to be conducted any environmental investigation or other invasive sampling or testing (including but not limited to soil or ground water sampling) of any such Company Property upon receipt of such written notice; provided, further, that the Company shall provide each Purchaser, at its own expense, with the right to such reasonable access to each Company Property during normal business hours and upon reasonable advance written notice in order to prepare or cause to be prepared surveys, inspections, engineering studies, environmental assessments and other tests, examination or studies of environmental matters relating to the Company Property that originates during the Interim Period that the Company deems to be reasonably necessary, so long as such access or activities do not unduly interfere with any Target Company’s or Asset Seller’s operation of each such Company Property in the ordinary course of business, and each Purchaser agrees that any information disclosed or discovered from such activities will be subject to the provisions of the applicable Confidentiality Agreement. For the avoidance of doubt, each Purchaser will use its reasonable best efforts to minimize any disruption to any Target Company’s or Asset Seller’s business that may result from its requests for access, data and information hereunder. Notwithstanding the foregoing, neither any Target Company nor any Asset Seller shall be required by this Section 8.5 to provide the Purchasers, their financing sources or their respective Representatives with access to or to disclose information (w) relating to the consideration, negotiation and performance of this Agreement and related agreements, (x) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the Effective Date or entered into after the Effective Date in the ordinary course of business consistent with past practice (provided, however, that the Target Companies and the Asset Sellers shall use their reasonable best efforts to obtain the required consent of such Third Party to such access or disclosure), (y) the disclosure of which would violate any Law or applicable fiduciary duty (provided, however, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or applicable fiduciary duty), or (z) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the Target Companies and the Asset Sellers shall use their reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege).

(b) The Parties will hold, and will cause their respective Representatives and Affiliates to hold, any nonpublic information of the Company, the Target Companies, the Asset Sellers or the Purchasers, as the case may be, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreements.

(c) The Company agrees to give prompt written notice to the Purchasers upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it, any of the Target Companies or any of the Asset Sellers which could reasonably be expected to have, individually or in the aggregate, a Target Company Material Adverse Effect.

(d) Notwithstanding anything to the contrary contained in this Agreement and subject to Section 8.21 below, during the Interim Period, (i) each Purchaser shall have the right to enter into discussions with any Tenant or Manager in connection with efforts to enter into new leases to be effective after the Closing Date with respect to the Company Properties and continue such Purchaser’s discussions with Tenants and Managers that have been undertaken prior to the Effective Date, (ii) each Purchaser shall provide the Company with reasonable updates at reasonable times of its discussions with such Tenants and Managers and (iii) the Ski Purchaser shall have the right to enter into discussions with Tenants and Managers, if applicable, otherwise relating to the Sale and matters in connection therewith. The Company shall be entitled to have a Representative of the Company Financial Advisor present during such discussions (other than those described in clause (iii) above). For the avoidance of doubt, the inability to obtain or execute new leases shall not have any effect on any Purchaser’s obligations under this Agreement, including the obligation to close if the conditions under Article 9 are met.

Section 8.6 Company Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the Interim Period, neither the Seller Parties nor any of the Target Companies nor any of their respective officers, directors, Affiliates or employees shall, and the Seller Parties shall use reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) whether publicly or otherwise, solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (ii) enter into, continue, conduct, engage, maintain or otherwise participate in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any Third Party in connection with any Company Acquisition Proposal, (iii) approve, endorse or recommend a Company Acquisition Proposal, (iv) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement providing for or relating to a Company Acquisition Proposal or requiring the Seller Parties to terminate this Agreement with any Third Party (an “Alternative Acquisition Agreement”), (v) take any action to make the provisions of any Takeover Statute or any restrictive provision of any applicable anti-takeover provision in the Company Charter or Company Bylaws inapplicable to any transactions contemplated by a Company Acquisition Proposal or to any Third Party, (vi) terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which the Company, the Sellers or any of the Target Companies is or becomes a party (provided that the Company Board may waive any such standstill agreement if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ duties under applicable Law), or (vii) resolve, agree, approve, recommend or publicly propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in Section 8.6(a), at any time prior to obtaining the Company Stockholder Approval, the Company may, directly or indirectly through any Representative, in response to an unsolicited bona fide written Company Acquisition Proposal by a Third Party made after the Effective Date, (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement, and (B) any non-public information concerning the Company, the Sellers or the Target Companies that is provided to such Third Party shall, to the extent not previously provided to the Purchasers, be provided to the Purchasers prior to or simultaneously with providing it to such Third Party) and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Company Acquisition Proposal, in the case of each of clauses (i) and (ii): if (x) the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal, and (y) the Company Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law.

(c) In addition to the other obligations of the Company set forth in this Section 8.6, the Company shall notify the Purchasers promptly (but in no event later than 24 hours) after (i) receipt of any Company Acquisition Proposal or any request for non-public information relating to the Company, any Seller or any Target Company by any Third Party, or any inquiry from any Person seeking to have discussions or negotiations with the

Company relating to, or that could reasonably be expected to lead to, a possible Company Acquisition Proposal (such notice shall be made orally and confirmed in writing and shall indicate the identity of the Person making the Company Acquisition Proposal, the material terms and conditions of any Company Acquisition Proposals, inquiries, proposals or offers, including a copy thereof if in writing and any related documentation or correspondence), or (ii) it enters into any discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information or data to any Person in accordance with this Section 8.6(c), and, in each case, the Company shall keep the Purchasers reasonably informed of the status and terms of any such Company Acquisition Proposals, inquiries, proposals, offers, discussions or negotiations (including any material change to the financial terms, conditions or other material terms thereof).

(d) Except as permitted by this Section 8.6(d) and Section 8.6(f), the Company Board shall not (i) withdraw, amend, change, qualify, or publicly propose to withdraw, amend, change or qualify, in a manner adverse to the Purchasers the Board Recommendation or knowingly make any public statement inconsistent with such Board Recommendation, (ii) approve, adopt, endorse or recommend (or publicly propose to approve, adopt, endorse or recommend) any Company Acquisition Proposal, or (iii) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 8.6) (each of clause (i), (ii) and (iii), an “Adverse Recommendation Change”). Notwithstanding anything to the contrary set forth in this Agreement, if the Company Board has received a bona fide Company Acquisition Proposal (that did not result from a breach of this Section 8.6) that, in the good faith determination of the Company Board, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by the Purchasers pursuant to Section 8.6(e), and such Company Acquisition Proposal is not withdrawn, and in such case the Company may (i) terminate this Agreement pursuant to Section 10.1(c)(ii), and/or (ii) make an Adverse Recommendation Change (provided, that in the event of any such termination, the Company complies with its obligation to pay the Company Termination Amount pursuant to Section 10.3(a)(i)).

(e) The Company Board shall not be entitled to effect an Adverse Recommendation Change pursuant to Section 8.6(d) or Section 8.6(f) unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to the Purchasers that the Company intends to take such action, specifying in reasonable detail the reasons therefor and describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal and the terms of any and all agreements in connection therewith, including any financing arrangements, that is the basis of such action, (ii) during the four (4) Business Day period following the Purchasers’ receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with the Purchasers in good faith (to the extent the Purchasers desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the four (4) Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by the Purchasers in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal, and the Company shall be required to comply again with the requirements of this Section 8.6(e); provided, however, that references to the four (4) Business Day period above shall then be deemed to be references to a period of time that is the longer of (x) two (2) Business Days and (y) the remainder of the original four (4) Business Day period.

(f) Notwithstanding Section 8.6(a), but subject to the provisions of Section 8.6(e), in response to an Intervening Event, the Company Board may, at any time prior to the receipt of the Company Stockholder Approval and other than in response to a Company Acquisition Proposal, effect an Adverse Recommendation Change if the Company Board has determined in good faith (after consultation with its outside legal counsel) that, in light of such Intervening Event, the failure to take such action would be inconsistent with the directors’ duties under applicable Law. Subject to the Company’s compliance, in all material respects, with Section 8.6(d),

(e) and (f) the Company may take and/or disclose to the stockholders of the Company a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or by Item 1012(a) of Regulation M-A; provided, however, that any such statement(s) (other than a “stop, look and listen communication” of the type contemplated by Rule 14d-9(f) under the Exchange Act, and within the time period contemplated by Rule 14d-9(f)(3)) shall be deemed to be an Adverse Recommendation Change, unless the Company Board expressly publicly reaffirms the Board Recommendation in such statement.

(g) Upon execution of this Agreement, the Seller Parties and the Target Companies and their respective officers, directors and employees shall, and the Company shall instruct the Sellers’ Representatives to, immediately cease and cause to be terminated any existing discussions, negotiations or communications with any Person conducted prior to the Effective Date with respect to any, or that could reasonably be expected to lead to a, Company Acquisition Proposal and shall request the prompt return or destruction of all confidential information previously furnished in connection therewith. From and after the Effective Date, the Company, the Sellers and the Target Companies and their respective officers, directors and employees shall, and the Company shall instruct and cause its and the Target Companies’ Representatives to, take such action as is necessary to enforce any confidentiality agreement (including standstill provisions) or provisions of similar effect to which the Company, the Sellers or any of the Target Companies is a party or of which the Company, the Sellers or any of the Target Companies is a beneficiary.

(h) References in this Section 8.6 to the “Company Board” shall include a duly authorized committee thereof.

(i) For purposes of this Agreement:

(i) “Company Acquisition Proposal” shall mean any proposal or offer for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange, business combination or similar transaction involving the Company (excluding for these purposes, any such transaction involving assets not contemplated to be transferred, directly or indirectly, pursuant to this Agreement), the Sellers or the Target Companies, (ii) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of the Company, the Sellers or the Target Companies representing twenty percent (20%) or more of the consolidated assets of the Company, the Sellers and the Target Companies, taken as a whole as determined on a book-value basis (excluding for these purposes, any assets not contemplated to be transferred, directly or indirectly, pursuant to this Agreement), (iii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of the Company, (iv) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company or (v) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company, the Sellers or the Target Companies; provided, however, that the term “Company Acquisition Proposal” shall not include the Sale or the other Contemplated Transactions.

(ii) “Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to twenty percent (20%) shall be replaced by fifty percent (50%)) (that did not result from a breach of Section 8.6) made by a Third Party that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, and taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal that the Company Board deems relevant, as well as any changes to the terms of this Agreement proposed by any Purchaser in response to such proposal or otherwise, to be (A) more favorable to the Company and its stockholders (solely in their capacity as such) from a financial point of view than the Sale and the other Contemplated Transactions, and (B) reasonably likely to receive all required approvals on a timely basis and otherwise reasonably capable of being completed on a timely basis on the terms proposed.

(iii) “Intervening Event” means any material event, circumstance, change, effect, development or condition (other than, and not related in any way to, a Company Acquisition Proposal) that was not known to, nor reasonably foreseeable by any member of the Company Board, assuming consultation with the executive officers of the Company, as of or prior to the Effective Date. For the avoidance of doubt, in no event shall (A) the receipt of, or proposal or inquiry from any Third Party relating to, a Company Acquisition Proposal or (B) changes in the market price or trading volume of the Attractions Purchaser Common Shares, or the fact that any Purchaser fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period, be deemed to be an Intervening Event (it being understood that the underlying causes of any such changes or failures may be taken into account in determining whether an Intervening Event has occurred).

Section 8.7 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each Purchaser and each Seller Party shall, and the Company shall cause the Target Companies and the Asset Sellers, respectively, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Sale and the other Contemplated Transactions, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 9 to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Sale and the other Contemplated Transactions and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Sale and the other Contemplated Transactions, (iii) the defending of any lawsuits or other Legal Proceedings, whether judicial or administrative, challenging this Agreement or any ancillary agreements related hereto or the consummation of the Sale or the other Contemplated Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Sale so as to enable the Closing to occur as soon as reasonably possible, provided that decisions to defend any lawsuits or other Legal Proceedings based on or involving antitrust claims will be in the sole discretion of the Ski Purchaser and should the Ski Purchaser decide to defend any such lawsuits or other Legal Proceedings, it shall have the right to direct all matters related to such lawsuit or other Legal Proceedings, and provided, further, that nothing in this Agreement shall require (x) the Attractions Purchaser (or any Affiliate thereof) to divest or otherwise dispose of any Purchaser Property or (y) the Ski Purchaser (or any Affiliate thereof) to divest or otherwise dispose of any of its property, or otherwise take or commit to take any action that limits the Ski Purchaser’s (or its Affiliates’) freedom of action with respect to, or its ability to retain, the Ski Assets or any material portion thereof, or any of its (or their) other assets or businesses, and (iv) the execution and delivery of any additional instruments necessary to consummate the Sale and other Contemplated Transactions and to fully carry out the purposes of this Agreement.

(b) Notwithstanding the foregoing or anything to the contrary in this Agreement (including this Section 8.7), none of (A) the Ski Purchaser, (B) the Canadian Purchaser, (C) any of their respective Affiliates or Subsidiaries or (D) any Representative or direct or indirect owner of any of the foregoing Persons (the Persons referenced in the foregoing clauses (A) through (D) being referred to herein as the “Ski Parties”) shall be required (and none of the Company, the Seller Parties, the Attractions Purchaser or any of their respective Representatives, Affiliates and/or Subsidiaries shall be permitted) to disclose to any Person (or otherwise) any of the following: (i) the names of any limited partners (or other investors) in any investment fund that is an Affiliate of the Ski Purchaser, (ii) any information or other materials subject to attorney-client privilege, (iii) any non-public information regarding any investigation or settlement with respect to any of the Ski Parties, (iv) without limiting the generality of clause (i) above, propriety information regarding any investment fund that is an Affiliate of the Ski Purchaser and (v) personal information regarding any senior executives of any of the Ski Parties; provided, however, that notwithstanding the foregoing, the Ski Purchaser shall provide such information necessary to complete the Notification and Report Form required under the HSR Act in connection with the Sale.

(c) In connection with and without limiting anything to contrary in this Section 8.7, each of the Attractions Purchaser, the Ski Purchaser, the Sellers and the Company shall give (or shall cause the Subsidiaries of the Attractions Purchaser, the Ski Purchaser or the Target Companies and the Asset Sellers, respectively, to give) any notices to Third Parties, and each of the Attractions Purchaser, the Ski Purchaser and the Company shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any Third Party consents not covered by Section 8.7(a) that are necessary, proper or advisable to consummate the Sale and the other Contemplated Transactions.

(d) Subject to applicable Law relating to the exchange of information, the Ski Purchaser shall have the right (I) to direct all matters with any Governmental Authority relating to the Sale and the other Contemplated Transactions and (II) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by any Seller Party to any Governmental Authority under the HSR Act; provided, however, that, to the extent practicable, the Ski Purchaser shall consult with the appropriate Seller Party and consider in good faith the views of such Seller Party with respect to the information related to the Seller Parties that appears in any such filing, application, notification or other document. Each of the Ski Purchaser and the appropriate Seller Party agree, subject to Section 8.7(b), to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other filing pursuant to any other antitrust or competition Law with respect to the Sale and the other Contemplated Transactions, as applicable, no later than thirty (30) days after the Effective Date, (ii) supply as soon as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act or any other antitrust or competition law, and (iii) take, or cause to be taken, all other actions consistent with this Section 8.7 which are reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable. With respect to filings under the HSR Act and any other required governmental filings or submissions pursuant to any other antitrust or competition Law, and any inquiry relating thereto, the Ski Purchaser and the appropriate Seller Party will, subject to Section 8.7(b), (x) furnish to outside counsel for the other such necessary information and reasonable assistance as the other may request in connection with the preparation of such required governmental filings or submissions and (y) cooperate in responding to any such inquiry from a Governmental Authority, including, subject to Section 8.7(b) hereto, promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying outside counsel for each other Party with copies of all material correspondence or communications between any Party and any Governmental Authority with respect to this Agreement (provided that any confidential competitively sensitive business information may be redacted from such exchanges). To the extent reasonably practicable, (A) outside counsel for the Ski Purchaser shall have the right to review in advance written materials to be submitted to, any Governmental Authority by the appropriate Seller Party in connection with the Sale and the other Contemplated Transaction, and (B) the appropriate Seller Party and its Representatives shall not participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the Ski Purchaser or its outside counsel prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the Ski Purchaser or its outside counsel the reasonable opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(e) The Company will use reasonable best efforts to cooperate in all respects with the Ski Purchaser in connection with the Ski Purchaser’s obligations under the Investment Canada Act (Canada), including filing all forms under the Investment Canada Act (Canada).

(f) Except as specifically set forth in Section 8.7(g) of this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Sale, none of the Company, the Sellers, the Attractions Purchaser, the Ski Purchaser, the Canadian Purchaser, any of the Target Companies, any Subsidiaries of the Attractions Purchaser, any Subsidiaries of the Ski Purchaser, any Subsidiaries of the Canadian Purchaser or any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. The Parties shall cooperate with respect to accommodations that may be requested or appropriate to obtain such consents.

(g) Without limiting the generality of the foregoing, each of the Parties hereto acknowledges that (i) new permits from the applicable Forest Service Authority with respect to all Company Properties subject to a Forest Service Permit (or obtaining the applicable Forest Service Authority’s consent to the transfer to the applicable Purchaser of an existing Forest Service Permit), which are set forth on Section 8.7(g) of the Seller Disclosure Letter (the “New Forest Service Permits”) will be required with respect to the Sale and the other Contemplated Transactions, (ii) written consents from each Ground Lessor set forth on Section 8.7(g) of the Seller Disclosure Letter (x) approving the Attractions Purchaser, the Ski Purchaser or any of their respective Subsidiaries as a permitted assignee under each Ground Lease to the extent required under the applicable Ground Lease and (y) with respect to the Ground Leases that are a part of the Ski Assets, consenting to any leasehold mortgage financing secured by the lessee’s interest in each Ground Lease (Section 8.7(g)(ii)(x) and Section 8.7(g)(ii)(y), collectively, the “Ground Lease Approvals”), will be required with respect to the Sale and the other Contemplated Transactions, and (iii) such New Forest Service Permits and Ground Lease Approvals have not been obtained as of the Effective Date. The applicable Purchaser shall pay all customary administrative fees and expenses charged by any (A) Forest Service Authority in connection with obtaining any New Forest Service Permit or (B) Ground Lessor in connection with obtaining any Ground Lease Approval, including without limitation, any and all Third Party customary administrative fees and expenses incurred by the Sellers in connection with obtaining such Ground Lease Approvals, to the extent all such customary administrative fees and expenses have been previously disclosed and agreed in writing to be paid by the applicable Purchaser; provided, however, that all other sums, costs and expenses necessary to obtain the New Forest Service Permits, the Ground Lease Approvals and/or any other consents or approvals from Third Parties that exceed the amounts stated in the terms of any lease, guaranty or other agreement and are necessary to consummate the Sale and the Contemplated Transactions (collectively, the “Other Costs”) shall be paid fifty percent (50%) by the Company and fifty percent (50%) by the applicable Purchaser (provided that the aggregate amount paid by each of the Company, on the one hand, and both of the Purchasers (together on a collective basis), on the other hand, shall not exceed $500,000, respectively (inclusive of all amounts paid by the Company and the Purchasers in respect of Release Costs as set forth below)). The Attractions Purchaser, the Ski Purchaser and the Company shall, and shall cause their respective Representatives to, use reasonable best efforts to obtain the New Forest Service Permits and the Ground Lease Approvals promptly after the Effective Date. The Attractions Purchaser (with respect to the Attractions Assets) and the Ski Purchaser (with respect to the Ski Assets), as applicable, will commence and lead all negotiations with the relevant Persons with respect to obtaining the New Forest Service Permits and the Ground Lease Approvals. In connection therewith, the Company shall promptly provide, and cause each of its Subsidiaries and their respective Representatives to promptly provide, and shall request the Tenants to promptly provide, all assistance and cooperation reasonably requested by the Purchasers in connection with obtaining such New Forest Service Permits and Ground Lease Approvals, including the preparation and delivery of any information regarding any Tenant, the Company or any Subsidiary of the Company as may be requested by the Purchasers, and, if requested by the Purchasers, the participation in any meetings or discussions or communications with, and communications from, the relevant Persons. The Company shall execute, or cause to be executed by any applicable Subsidiary of the Company, or request the execution by any applicable Tenant, any customary documents reasonably requested by the Purchasers or required by the relevant Persons in connection with obtaining the New Forest Service Permits and the Ground Lease Approvals; provided that in connection with the Ground Lease Approvals, the Attractions Purchaser shall use commercially reasonable efforts to cause all applicable Ground Lessors to release the Company and all of its Subsidiaries (other than the Attractions Target Companies) from all guarantees or other obligations relating to the Ground Leases at Wild Waves, including, without limitation, by providing such Ground Lessors with replacement guarantees as of the Closing from the Attractions Purchaser. The Attractions Purchaser shall pay and be responsible for all costs and Expenses incurred in connection with the release of the Company or any of its Subsidiaries of such guarantees and obligations to the extent such fees and expenses are required pursuant to the terms of the Ground Leases at Wild Waves or have been previously disclosed and agreed to be paid by the Attractions Purchaser in writing (collectively, “Release Costs”). Notwithstanding anything in this Agreement to the contrary, (1) no Party shall pay any sum, expense or cost (or enter into any agreement, instrument or other understanding to provide any economic benefits or services) pursuant to, or in connection with, this Agreement (including this Section 8.7(g)) that would be in violation of any applicable Law or reasonably likely to result in a violation of applicable Law (as reasonably determined by counsel to the proposed paying Party) and (2) the Parties agree that none of the Ski Parties, the Attractions Purchaser or the Company shall be subject to any liability or damages resulting from, or arising out of, and none of the Ski Parties, the Attractions Purchaser or the Company shall be deemed to have acted unreasonably in connection with, the Ski Purchaser’s, the Attraction Purchaser’s or the Company’s election to not pay Other Costs in excess of the applicable expenditure cap described in this Section 8.7(g), in each case, with respect to the Ski Parties, the Attractions Purchaser or the Company, regardless of whether any such election directly or indirectly results (or would be reasonably likely to result) in the failure to consummate the Sale and/or the other Contemplated Transactions.

(h) The Ski Purchaser and the Company shall, and shall cause their respective Representatives to, use reasonable best efforts to obtain the Missing Ground Lessor Estoppel Letters and the Missing Tenant Estoppel Letters. The Ski Purchaser will lead all negotiations with the relevant Persons with respect to obtaining the Missing Tenant Estoppel Letters. In connection therewith, the Company shall promptly provide, and cause each of its Subsidiaries and their respective Representatives to promptly provide, and shall request the Tenants to promptly provide, all assistance and cooperation reasonably requested by the Ski Purchaser in connection with obtaining the Missing Tenant Estoppel Letters, including the preparation and delivery of any information regarding any Tenant, the Ground Leases, and the Company Leases as may be requested by the Ski Purchaser, and, if requested by the Ski Purchaser, the participation in any meetings or discussions or communications with, and communications from, the relevant Persons. The Company shall continue to lead all negotiations with the relevant Persons with respect to obtaining the Missing Ground Lessor Estoppel Letters. In connection therewith, the Ski Purchaser shall promptly provide, and cause each of its Subsidiaries and their respective Representatives to promptly provide, all assistance and cooperation reasonably requested by the Company in connection with obtaining the Missing Ground Lessor Estoppel Letters. Upon request of the Ski Purchaser, the Company shall use commercially reasonable efforts to include in the Missing Ground Lessor Estoppels Letters and the Missing Tenant Estoppel Letters such additional information and certifications as Ski Purchaser may request (i.e., information and certifications that are in addition to the criteria set forth on Schedule 2.11(b)(xviii) of the Seller Disclosure Letter), provided that the inclusion of such additional information and certifications in such estoppel letters shall not be a condition to Closing. Except as otherwise expressly set forth in this Agreement (including Section 8.7(g)), no Party shall be required to pay any sum, expense or cost pursuant to this Agreement (including this Section 8.7(h)) to any Ground Lessor or to any Tenant to obtain the Missing Ground Lessor Estoppel Letters and/or the Missing Tenant Estoppel Letters.

(i) If at any time after the Closing any further action is necessary or reasonably desirable to carry out the purpose of this Agreement, each Party shall take all such necessary or desirable action upon request of the other Parties.

Section 8.8 Notification of Certain Matters; Transaction Litigation.

(a) Each Party shall give prompt notice to the other Parties of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Sale or the other Contemplated Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Sale or this Agreement.

(b) In addition, without limiting the foregoing, each Party shall give prompt notice to the other Parties if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably expected to be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

(c) Each Party shall give prompt notice to the other Parties of any Legal Proceeding commenced or, to such Party’s knowledge, threatened against, relating to or involving such Party, any of the Target Companies or any of the Asset Sellers or the Subsidiaries of the Purchasers which relate to this Agreement, the Sale or the other Contemplated Transactions. The Seller Parties shall give the Purchasers the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company, the Sellers and/or its respective directors relating to this Agreement, the Sale and the other Contemplated Transactions, and no such settlement shall be agreed to without the Purchasers’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(d) The Seller Parties shall give prompt notice to the Purchasers of any default (or if there is a cure period, any default that is not cured within such cure period) under any Material Company Lease, any Management Agreement or any Loan Document.

Section 8.9 Public Announcements.

So long as this Agreement is in effect, the Seller Parties and the Purchasers shall, to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement, the Sale or any of the other Contemplated Transactions, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, based on the advice of outside counsel, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange or the applicable provisions of any listing agreement of any Party hereto. If for any reason it is not practicable to consult with the other Party before making any public statement with respect to this Agreement, the Sale or any of the other Contemplated Transactions, then the Party making such statement shall not make a statement that is inconsistent with public statements or filings to which the other Party had previously consented; provided, further, that such consultation and consent shall not be required with respect to any release, communication or announcement specifically permitted by Section 8.6.

Section 8.10 TRS Distribution.

Immediately prior to the consummation of the Interest Sale, the Company shall cause the entities set forth on Schedule 7 to distribute all of their respective equity interests in the applicable TRS Subsidiary set forth opposite such entity’s name to the Operating Partnership (the “TRS Distribution”). The Parties acknowledge that at the Closing, neither any Target Company nor any Asset Seller shall own any Target Company Subsidiary.

Section 8.11 Employees.

During the period from the Effective Date through the Closing Date, the Company and the Purchasers shall take commercially reasonable steps to arrange for interviews of employees of CNL Financial Group Investment Management, LLC who currently perform services for the Sellers or the Target Companies during normal business hours and upon reasonable advance written request of the Purchasers, as the case may be. Notwithstanding the foregoing, the Parties acknowledge that the Purchasers shall not be under any obligation to offer employment to any such employees or any employees of any Tenant or Manager.

Section 8.12 Taxes.

(a) The Purchasers, the Sellers and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, gross receipts, registration, occupation, excise, duty, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable by the Purchasers, the Sellers or the Company in connection with the Sale or the other Contemplated Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in good faith in attempting to minimize the amount of Transfer Taxes, including, at the request of any Purchaser causing any Seller or any Purchaser, as applicable, to contribute some or all assets located in the State of New York being purchased hereto to one or more new limited liability companies or other entities and selling the interests in such new entity or entities to any of the Purchasers or its Affiliates, as the case may be. Notwithstanding Section 2.5(b) hereof, all Transfer Taxes incurred in connection with the transfer and sale of the Target Companies and the Purchased Assets as contemplated by the terms of this Agreement that are imposed, payable, collectible or incurred shall be borne by the Attractions Purchaser, the Ski Purchaser, the Canadian Purchaser or the Company, as the case may be, as set forth on Exhibit N to this Agreement.

(b) For U.S. federal and applicable state Income Tax purposes, the Parties agree that the Sale shall be treated as the purchase of the Purchased Assets and the underlying assets owned by the Target Companies (or any disregarded entities owned by the Target Companies) in a fully taxable transaction (and not a tax-free reorganization within the meaning of Section 368(a) of the Code) and each Party shall file all Income Tax Returns and take all positions for U.S. federal and applicable state Income Tax purposes consistent with the foregoing.

(c) The Company, on the one hand, and the Purchasers, on the other hand, agree to furnish or cause to be furnished to each other, upon request, as promptly as practical, such information (including reasonable access to books and records) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. The Company and the Purchasers shall cooperate with each other in the conduct of any Tax audit or other Tax proceedings and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.12(c).

(d) All Tax sharing or similar agreements to which any Target Company is a party shall be terminated as of the Closing Date and, after the Closing Date, the Target Companies shall not be bound thereby or have any rights or obligations thereunder.

(e)

(i) On the Closing Date, the Canadian Purchaser and Cypress ULC will jointly execute an election to have subsection 167(1) of the Excise Tax Act (Canada) (the “Section 167 Election”) apply to the ULC Canadian Asset Sale such that no tax is payable under Part IX of the Excise Tax Act (Canada) (“GST”) in respect of such sale. The Canadian Purchaser will file the 167 Election with the applicable Governmental Authority within the time prescribed by the Excise Tax Act (Canada).

(ii) The Canadian Purchaser covenants and agrees that, the Jersey Canadian Asset Sale meets the requirements set forth in paragraphs 221(2) and 228(4) of the Excise Tax Act (Canada) such that Jersey Trust shall not be required to collect any GST in connection with the Jersey Canadian Asset Sale, and the Canadian Purchaser shall be liable for, shall self-assess and remit to the Canada Revenue Agency within the manner and time prescribed by the Excise Tax Act (Canada) all GST which is payable in connection with the Jersey Canadian Asset Sale.

(iii) Notwithstanding the foregoing, (A) if it is determined by the CRA (or any other relevant tax authority) that the Section 167 Election was not applicable to the ULC Canadian Asset Sale, or (B) if the Canadian Purchaser fails to satisfy its obligations described in Section 8.12(e)(ii) or if there exists any inaccuracy, misrepresentation or misstatement therein, then the Canadian Purchaser agrees to indemnify and hold harmless the Canadian Asset Sellers, each of their respective successors, Affiliates, assigns, directors, officers, trustees, shareholders and beneficiaries, whether direct or indirect, as applicable, from and against any and all losses actually incurred by such parties as a result and will, immediately upon demand, pay to the applicable Canadian Asset Seller (or other indemnified party) the applicable GST (together with any applicable interest or penalties). Each Canadian Asset Seller (or indemnified party) agrees to remit any such GST (together with any applicable interest or penalties) to the CRA (or other relevant tax authority), and assist the Canadian Purchaser, acting reasonably, with respect to its input tax credit claim.

(f) Where applicable, the Canadian Asset Sellers and the Canadian Purchaser agree to file an election with respect to the accounts receivable under Section 22 of the Income Tax Act (Canada) and the corresponding sections of any other applicable provincial statute and any regulations under such statutes in a manner consistent with the purchase price allocation determined in accordance with Section 3.4.

Section 8.13 Termination of Management Agreements.

The Company shall, at the Attractions Purchaser’s sole cost and expense, take such actions as are reasonably required to cause each Management Agreement set forth in Section 8.13 of the Seller Disclosure Letter (the “Old Management Agreements”) to be terminated in its entirety in accordance with the applicable Management Agreement, effective as of no later than December 1, 2016, and the Company shall enter into new Management Agreements with Premier Parks, LLC or its Affiliate, in a form acceptable to the Company, upon the termination of the Old Management Agreements. To the extent that a termination of an Old Management Agreement results in a termination fee payable under such Old Management Agreement that would not have been payable if such Old Management Agreement were not terminated pursuant to this Section 8.13, the Attractions Purchaser shall reimburse the Seller Parties for any such termination fee. The Attractions Purchaser shall pay (or reimburse, as applicable) the Company for any and all Third Party fees (including administration fees), costs and Expenses incurred in connection with the transition and implementation of the new Management Agreements with Premier Parks, LLC or its Affiliates.

Section 8.14 Directors’ and Officers’ Indemnification.

To the fullest extent permissible under applicable Law, from and after the Closing Date, the applicable Purchasers shall cause the Target Companies to honor and fulfill in all respects the obligations of the Target Companies, under the Organizational Documents of the Target Companies in effect on the Effective Date to the individuals covered by such Organizational Documents (the “Covered Persons”) with respect to all rights to indemnification and exculpation (including the advancement of expenses) from Liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the Organizational Documents of the Target Companies as in effect on the date hereof. For a period of six (6) years after the Closing Date, except as otherwise required by Law, the applicable Purchasers shall cause the Organizational Documents of each Target Company to, and will not take any action to cause the Organizational Documents of each Target Company not to, to contain provisions relating to the exculpation, indemnification or advancement of expenses of any Covered Person that are no less favorable to such Covered Persons than those contained in the Organizational Documents of the Target Companies as in effect on the Effective Date; provided, that, any Covered Person shall be entitled to exculpation, indemnification and advancement of expenses to the fullest extent permitted by applicable Law for any acts or omissions that occurred on or prior to the Closing Date, notwithstanding the terms of indemnification and expense reimbursement applicable to such Covered Persons that were in effect at the time of the act or omission in question. In addition, for a period of six (6) years after the Closing Date, the applicable Purchasers shall not, and shall not permit any of its Subsidiaries to, amend, repeal or modify any provision in the Target Companies’ Organizational Documents relating to the exculpation, indemnification or advancement of expenses of any Covered Person (including the provisions contemplated by the immediately preceding sentence) unless required to do so by Law.

Section 8.15 Casualty and Condemnation.

(a) In the event that, after the Effective Date but prior to the Closing Date, (i) any portion of any Company Property, any of the Purchased Assets or any interest therein is taken pursuant to eminent domain, expropriation or similar proceedings, or if any proceeding shall be instituted for the taking in condemnation or eminent domain, expropriation or similar proceeding of all or any portion of any Company Property or the Purchased Assets, or any interest therein (any of the foregoing, a “Condemnation”), or (ii) any Company Property or any of the Purchased Assets is materially damaged or destroyed by any fire, earthquake or other casualty (a “Casualty”), the Company shall give the Purchasers written notice thereof promptly (but in any event no later than 24 hours) after the discovery by any Seller Party of the same. Upon the occurrence of a Condemnation or Casualty, the Seller Parties shall have no obligation to contribute capital to any Person, or to expend their own funds to repair or replace (or cause to be repaired or replaced) the damaged, destroyed or taken property, and the Purchasers shall have no right to terminate this Agreement by reason thereof, except to the extent that a Target Company Material Adverse Effect shall have occurred; provided that the Parties agree that the Ski Purchaser Closing Cash Consideration, the Canadian Closing Consideration, the Attractions Purchaser Closing Cash Consideration or the Share Consideration (as applicable) shall be reduced by the following:

(i) the amount of any condemnation award, insurance proceeds or other compensation with respect to or on account of any such Casualty or Condemnation (“Proceeds”) received by any Seller Party or any lender to any Seller Party, which are not applied to the repair and restoration of the damaged property in accordance with the terms of any applicable Material Company Lease and this Agreement (except for: (x) Proceeds separately payable by the insurer or condemning authority to any Tenant as compensation for Tenant’s personal property, Tenant’s leasehold interest or Tenant’s relocation expenses, and (y) Proceeds payable to, or received by, any Seller Party that are attributable to lost rents for the period prior to the Closing, or required for collection costs incurred or repairs independently funded by any Seller Party prior to the Closing Date);

(ii) the amount of any Seller deductible or Seller coinsurance amount under any applicable insurance policy, except to the extent that the applicable Seller Party has expended such deductible or coinsurance amount out of its own funds to complete the repair or restoration of the applicable Company Property or Purchased Assets in accordance with the terms of the applicable Material Company Lease and this Agreement; and

(iii) uninsured losses, but only to the extent such uninsured losses are solely due to a breach of the covenant set forth in Section 8.1(a)(xxii).

(b) Each Seller Party shall, upon consummation of the Sale and the other Contemplated Transactions, assign to the Purchasers or their permitted assigns all claims of such Seller Party with respect to any and all Proceeds.

(c) Each Seller Party shall provide the Purchasers with copies of all notices and communications with any insurer, condemning authority, Tenant, Ground Lessor, lender and all other Third Parties relating to any Casualty or Condemnation. The Purchasers may participate in all negotiations, meetings and legal actions regarding the determination, settlement or enforcement of any claim for Proceeds resulting from any Casualty or Condemnation. Seller Parties will neither cause, consent to nor permit any Seller Party or Tenant to: (x) adjust, agree to or settle any such claim or (y) terminate or consent to the termination of any Material Company Lease as a result of any Casualty or Condemnation, without in each instance obtaining the applicable Purchaser’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed. Without obtaining the applicable Purchaser’s prior written consent, which consent will not be unreasonably withheld, conditioned or delayed, no Seller Party will effect or consent to any repair, replacement or restoration of a damaged or taken Company Property or Purchased Assets, other than repairs required to protect the health or safety of any person or property, and except as required by the terms of any Material Company Lease or other Company Material Contract to which the applicable Seller Party is a party or which is otherwise applicable to the Company Property or Purchased Assets.

Section 8.16 Resignations.

The Company shall cause each of the officers, directors and managers of the Target Companies, as the case may be, to deliver resignations in the form of Exhibit O attached hereto effective as of the Closing.

Section 8.17 Distribution of Attractions Purchaser Common Shares.

As promptly as practicable after the Closing Date and subject to compliance with applicable Law, the Company shall distribute pro rata to the Company’s stockholders all of the Attractions Purchaser Common Shares received by the Company as Share Consideration. In no event will the Company distribute, sell, or otherwise transfer the Attractions Purchaser Common Shares received by the Company as Share Consideration except to the Company’s stockholders in accordance with the foregoing sentence.

Section 8.18 Tenant Estoppels and Ground Lease Estoppels.

If the Company Stockholder Meeting is not scheduled to be held before April 30, 2017, then each Purchaser shall have the right, on behalf of the Company, at the sole cost of such Purchaser, to circulate (i) bring-down letters to each of the Tenants that have delivered Existing Tenant Estoppel Letters, requesting that such Tenants confirm the information included in the Existing Tenant Estoppel Letters remains accurate as of a date no later than ninety (90) days prior to the Closing Date (such bring-down letters, the “Tenant Estoppel Bring-Down Letters”) and (ii) bring-down letters to each of the Ground Lessors that have delivered the Existing Ground Lessor Estoppel Letters, requesting that such Ground Lessor confirm the information included in the Existing Ground Lessor Estoppel Letters remains accurate as of a date no later than ninety (90) days prior to the Closing Date (such bring-down letters, the “Ground Lessor Estoppel Bring-Down Letters” and, together with the Tenant Estoppel Bring-Down Letters, the “Bring-Down Letters”). The Bring-Down Letters shall be substantially in the form attached hereto as Exhibit P and Exhibit Q. The Company shall use reasonable best efforts to provide, on a timely basis, such assistance to each Purchaser as is reasonably requested in connection with preparing, circulating and soliciting the Bring-Down Letters. The Parties acknowledge that the receipt of the Bring-Down Letters is not a condition to close; provided, however, the Purchasers may use any information set forth in the Bring-Down Letters in determining whether a Target Company Material Adverse Effect has occurred since the Effective Date and is continuing on the Closing Date.

Section 8.19 Liquor Licenses.

Following the execution of this Agreement and for sixty (60) calendar days after the Closing, the Company agrees, at the sole cost of the Purchasers, to cooperate and use commercially reasonable efforts to assist the Purchasers in all matters relating to the transfer and assignment of liquor licenses from each Target Company and Asset Seller to the Purchasers, including, without limitation, the execution and delivery of all documentation required by the Governmental Authorities.

Section 8.20 GST Registration.

After the Effective Date but prior to the Closing Date, the Canadian Purchaser shall, at its sole expense, (i) obtain the registration number under which the Canadian Purchaser is registered in Canada for goods and services and harmonized sales tax purposes and (ii) provide such registration number no later than five (5) calendar days prior to the Closing Date.

Section 8.21 Control of Operations.

Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (i) nothing contained in this Agreement shall give the Purchasers, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing Date, and (ii) prior to the Closing Date, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 8.22 Tax Opinion.

The Attractions Purchaser shall use its commercially reasonable best efforts to (i) obtain the opinion of counsel referred to in Section 9.3(g) and (ii) deliver to Stinson Leonard Street LLP, outside counsel to the Attractions Purchaser, a tax representation letter, dated as of the Closing Date and signed by an officer of the Attractions Purchaser, in the form and substance previously agreed to by the Attractions Purchaser and the Company, with such changes as are reasonably determined by Stinson Leonard Street LLP to be necessary or appropriate to account for the operation of the Attractions Purchaser and its Subsidiaries after the Effective Date and that are approved by the Company, such approval not to be unreasonably withheld, and such other changes as are mutually agreeable to the Attractions Purchaser and the Company, containing representations of the Attractions Purchaser for purposes of rendering the opinion described in Section 9.3(g).

Section 8.23 Indemnification of SIRs.

The Attractions Purchaser shall indemnify and hold harmless the Company, CNL Financial Group, Inc. and their respective Affiliates from any and all liability with respect to the self-insured retentions payable in connection with any U.S. Assumed Liabilities incurred in connection with, or relating to, the U.S. Attractions Purchased Assets.

Section 8.24 Bankruptcy Event.

The Company shall provide prompt written notice to the Ski Purchaser of the occurrence of any Bankruptcy Event with respect to any Ski Resort Operator. Such written notice shall identify the Ski Resort Operator that is the subject of the Bankruptcy Event and the Company Lease applicable to such Ski Resort Operator. Without limiting the rights and/or remedies of the Ski Purchaser hereunder arising from the occurrence of a Material Bankruptcy Event, the Company shall exercise commercially reasonable judgment in exercising the rights and remedies (without regard to whether any actions by a Target Company could result in a Ski Assets Material Adverse Effect under the terms of this Agreement, or would impact the Sale or the other Contemplated Transactions) available under each Company Lease that is in default as a result of the occurrence of such Bankruptcy Event.

ARTICLE 9.

CONDITIONS

Section 9.1 Conditions to the Obligations of Each Party.

The respective obligations of each Party to effect the Sale and to consummate the other Contemplated Transactions shall be subject to the satisfaction or (to the extent permitted by applicable Law) waiver by each of the Parties, at or prior to the Closing Date, of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened.

(c) No Restraints. No Law, Order (whether temporary, preliminary or permanent) or other legal restraint or prohibition entered, enacted, promulgated, enforced or issued by any Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal, enjoins, or otherwise restricts, prevents or prohibits the consummation of the Sale or the other Contemplated Transactions.

(d) Regulatory Approval. All waiting periods (and any extensions thereof) applicable under the HSR Act shall have been terminated or shall have expired.

(e) Listing. The Attractions Purchaser Common Shares to be issued in the Sale shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Estimated Closing Amounts Statement. The Estimated Closing Amounts Statement shall have been provided and approved pursuant to Section 3.1(c).

Section 9.2 Conditions to the Obligations of the Purchasers.

The obligation of each Purchaser to effect the Sale and to consummate the other Contemplated Transactions shall be subject to the satisfaction or waiver (as permitted by applicable Law), at or prior to the Closing Date, of the following additional conditions:

(a) The Seller Parties shall have made the deliveries required pursuant to Section 2.11(b) and Section 2.11(g).

(b) The Seller Parties shall have performed in all material respects all of their respective obligations hereunder required to be performed by them on or prior to the Closing Date.

(c) The representations and warranties set forth in Section 4.3 (Capital Structure), Section 4.4 (Authority), Section 4.21 (Vote Required) and Section 4.22 (Brokers; Fees) shall be true and correct in all but de minimis respects at and as of the Effective Date and as of the Closing, as though made as of the Closing (other than such representations and warranties that expressly address matters only as of another specified date, which need only be true and correct as of such date).

(d) Each of the other representations and warranties of the Seller Parties contained in Article 4 of this Agreement, without giving effect to materiality, Target Company Material Adverse Effect or other similar qualifications, shall be true and correct at and as of the Effective Date and at and as of the Closing as if made at and as of the Closing (other than such representations and warranties that expressly address matters only as of another specified date, which need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct have not and would not reasonably be expected to, individually or in the aggregate, have a Target Company Material Adverse Effect.

(e) The representations and warranties set forth in Article 5 with respect to the Jersey Trust shall be true and correct in all respects at and as of the Effective Date and as of the Closing, as though made as of the Closing (other than such representations and warranties that expressly address matters only as of another specified date, which need only be true and correct as of such date).

(f) No Target Company Material Adverse Effect shall have occurred since the Effective Date and be continuing on the Closing Date.

(g) The Company shall have provided evidence reasonably satisfactory to the Purchasers that, effective as of the Closing Date, each Management Agreement has been terminated.

(h) The Purchasers shall have obtained the New Forest Service Permits and Ground Lease Approvals in form and substance reasonably satisfactory to such Purchasers (it being agreed that if the foregoing condition has not been satisfied as of the Closing Date, and the Parties have nevertheless complied with their respective obligations under Section 8.7(g), then none of the Parties shall be subject to any liability or damages resulting from, or arising out of, the failure of such condition).

(i) The Company shall have delivered to the Purchasers executed copies of the Debt Pay-off Letters and shall have paid or caused to be paid the Indebtedness Amount at the Closing (including by way of delivery of an irrevocable direction letter that the Ski Purchaser Closing Cash Consideration, the Canadian Purchaser Closing Consideration and/or the Attractions Purchaser Closing Cash Consideration shall be delivered to the applicable creditors).

(j) Before the Closing Date, the Director under the Investment Canada Act (Canada) (the “ICA”) shall have sent a receipt to the Ski Purchaser under the ICA advising that the transactions contemplated by this Agreement are not reviewable, and the Minister under the ICA shall not have sent to the Ski Purchaser a notice under subsection 25.2(1) of the ICA within the prescribed period thereunder and the Governor in Council shall not have made an order under subsection 25.3(1) of the ICA in relation to the transactions contemplated by this Agreement or, if such a notice has been sent or such an order has been made, the Ski Purchaser shall have subsequently received (i) a notice under paragraph 25.2(4)(a) of the ICA indicating that a review of the transaction on grounds of national security will not be made, (ii) a notice under paragraph 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the transaction or (iii) a copy of an order under paragraph 25.4(1)(b) of the ICA authorizing the transaction, provided that order is on terms and conditions reasonably satisfactory to the Ski Purchaser.

Section 9.3 Conditions to the Obligations of the Seller Parties.

The respective obligations of the Seller Parties to effect the Sale and to consummate the other Contemplated Transactions shall be subject to the satisfaction or waiver (as permitted by applicable Law), at or prior to the Closing Date, of the following conditions:

(a) The Purchasers shall have made the deliveries required pursuant to Section 2.11(c), Section 2.11(d), Section 2.11(e) and Section 2.11(f).

(b) The Attractions Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, including the delivery of the Attractions Purchaser Closing Consideration at the Closing.

(c) Each of the Ski Purchaser and the Canadian Purchaser shall have performed in all material respects all of the obligations hereunder required to be performed by it on or prior to the Closing Date, including the delivery of the Ski Purchaser Closing Consideration and the Canadian Purchaser Closing Consideration at the Closing.

(d) The representations and warranties set forth in Section 6.3 (Authority) and Section 6.16 (Brokers; Fees) with respect to the Attractions Purchaser shall be true and correct in all but de minimis respects at and as of the Effective Date and as of the Closing, as though made as of the Closing (other than such representations and warranties that expressly address matters only as of another specified date, which need only be true and correct as of such date). Each of the other representations and warranties of the Attractions Purchaser contained in Article 6 of this Agreement, without giving effect to materiality or other similar qualifications, shall be true and correct at and as of the Effective Date and at and as of the Closing Date as if made at and as of the Closing Date, except for the failure of such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (1) of the definition thereof.

(e) The representations and warranties set forth in Section 7.2 (Authority) and Section 7.6 (Brokers; Fees) with respect to the Ski Purchaser shall be true and correct in all but de minimis respects at and as of the Effective

Date and as of the Closing, as though made as of the Closing (other than such representations and warranties that expressly address matters only as of another specified date, which need only be true and correct as of such date). Each of the other representations and warranties of the Ski Purchaser contained in Article 7 of this Agreement, without giving effect to materiality or other similar qualifications, shall be true and correct at and as of the Effective Date and at and as of the Closing Date as if made at and as of the Closing Date, except for the failure of such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect pursuant to clause (2) of the definition thereof.

(f) No Purchaser Material Adverse Effect shall have occurred since the Effective Date and be continuing on the Closing Date.

(g) The Company shall have received a written opinion of Stinson Leonard Street LLP, dated as of the Closing Date and in form and substance as set forth in Exhibit R and with such changes as are mutually agreeable to the Attractions Purchaser and the Company, such agreement not to be unreasonably withheld, to the effect that, commencing with the Attractions Purchaser’s taxable year that ended on December 31, 2006, the Attractions Purchaser has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Attractions Purchaser will continue to meet the requirements for qualification and taxation as a REIT under the Code after the consummation of the Attractions Purchaser Interest Sale, Attractions Purchaser Asset Sale and the other Contemplated Transactions, which opinion shall be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in the tax representation letter described in Section 8.22 hereof.

ARTICLE 10.

TERMINATION, AMENDMENT AND WAIVER

Section 10.1 Termination.

This Agreement may be terminated and the Sale may be abandoned at any time prior to the Closing Date, whether before or after receipt of the Company Stockholder Approval, as follows:

(a) by mutual written agreement of each of the Attractions Purchaser, the Ski Purchaser and the Company; or

(b) by the Attractions Purchaser, the Ski Purchaser or the Company, if:

(i) the Closing Date shall not have occurred on or before 11:59 p.m. New York time on September 15, 2017 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to any Party if the failure of such Party to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Sale and the other Contemplated Transactions to be consummated on or before the Outside Date; or

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Sale or the other Contemplated Transactions, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party to perform any of its obligations in accordance with the terms of this Agreement, including pursuant to Section 8.6; or

(iii) the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting (including any adjournment or postponement thereof) at which the Sale and the other Contemplated Transactions have been voted upon, provided that the right to terminate this Agreement under this

Section 10.1(b)(iii) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily due to the Company’s action or failure to perform any of its obligations under this Agreement.

(c) by the Company, if

(i) any Purchaser shall have breached or failed to perform any of its representations, warranties or covenants set forth in this Agreement, which breach or failure to perform cannot be cured on or before the Outside Date, or, if curable, is not cured by such Purchaser within the earlier of (x) twenty (20) calendar days of receipt by such Purchaser of written notice of such breach or failure, or (y) three (3) Business Days before the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(c)(i) if the Company is then in material breach of any of its representations, warranties or covenants set forth in this Agreement;

(ii) at any time prior to the Company Stockholder Approval being obtained in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 8.6, provided that the Company shall thereafter pay the Company Termination Amount to the Purchasers concurrently with such termination; or

(iii) (A) all of the conditions set forth in Section 9.1 and Section 9.2 shall have been satisfied by the Company or waived by the Purchasers (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are susceptible of being satisfied at the Closing) and the Company shall have delivered to the Purchasers written notice to such effect on or after the date the Closing should have occurred pursuant to Section 2.11(a), which notice shall also state that the Seller Parties are prepared to consummate the Closing, and (B) any of the Purchasers fails to consummate the Closing on or before the third (3rd) Business Day after delivery of the notice referenced in clause (A) of this Section 10.1(c)(iii);

(d) by either the Attractions Purchaser or the Ski Purchaser, if:

(i) the Company shall have breached or failed to perform any of its representations, warranties or covenants set forth in this Agreement, which breach or failure to perform cannot be cured on or before the Outside Date or, if curable, is not cured by the Company within the earlier of (x) twenty (20) calendar days of receipt by the Company of written notice of such breach or failure, or (y) three (3) Business Days before the Outside Date; provided that the Attractions Purchaser or the Ski Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.1(d)(i) if any Purchaser is then in material breach of any of its representations, warranties or covenants set forth in this Agreement;

(ii) (1) the Company Board shall have made an Adverse Recommendation Change (it being understood and agreed that any written notice of the Company’s intention to make an Adverse Recommendation Change prior to effecting such Adverse Recommendation Change in accordance with Section 8.6(d) or Section 8.6(f) shall not result in Purchaser having any termination rights pursuant to this Section 10.1(d)(ii)), (2) the Company enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 8.6, (3) the Company fails to include in the Proxy Statement the recommendation of the Company Board in favor of the approval of the Sale, (4) a tender offer or exchange offer for twenty percent (20%) or more of the outstanding shares of Company Common Stock is commenced and the Company Board does not recommend against participation in such tender offer or exchange offer by its stockholders within ten (10) Business Days following commencement of such offer (or, in the event of a material change in the terms of the tender offer or exchange offer, within ten (10) Business Days of the announcement of such changes), or (5) the Company has willfully or materially breached its obligations under Section 8.6 of this Agreement; provided that the Attractions Purchaser’s or the Ski Purchaser’s right to terminate this Agreement pursuant to this Section 10.1(d)(ii) shall expire at 5:00 p.m., New York time, on the tenth (10th) Business Day following the date on which the Attractions Purchaser and the Ski Purchaser became aware that the event permitting such termination occurred; or

(iii) there shall have occurred and be continuing any events or occurrences that, individually or in the aggregate, have had or would reasonably be expected to have a Target Company Material Adverse Effect, which Target Company Material Adverse Effect, if it is capable of being cured, has not been cured within forty-five (45) calendar days of receipt by the Company of written notice.

Section 10.2 Effect of Termination.

In the event that this Agreement is terminated and the Sale and the other Contemplated Transactions are abandoned pursuant to Section 10.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any Party hereto (or any of the Target Companies, the Asset Sellers, Subsidiaries of the Purchasers or any of the Company’s or the Purchasers’ respective Representatives), and all rights and obligations of any Party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary but subject to Section 10.3(c) and Section 11.9, (a) no such termination shall relieve any Party hereto of any liability or damages resulting from or arising out of any fraud or Willful Breach of this Agreement or any other agreement delivered in connection herewith prior to such termination; and (b) the Confidentiality Agreements, this Section 10.2, Section 10.3, Section 10.6, Article 11 and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 10.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 10.3 Termination Amount and Expense Reimbursement.

(a) If, but only if, this Agreement is terminated:

(i) (A) by the Company pursuant to Section 10.1(c)(ii) or (B) any Purchaser pursuant to Section 10.1(d)(ii), then the Company shall pay, or cause to be paid, to the Purchasers a fee equal to $25,000,000 (the “Company Termination Amount”), plus the Purchasers’ Reimbursable Expenses by wire transfer of same day funds to an account designated by the Purchasers as a condition to such termination;

(ii) (A) by (I) the Company or any Purchaser pursuant to Section 10.1(b)(iii) or (II) any Purchaser pursuant to Section 10.1(d)(i) and (B) in any such case the Company or any other Seller Party (x) receives or has received a Company Acquisition Proposal after the Effective Date and prior to termination of this Agreement, which Company Acquisition Proposal has been publicly announced or otherwise become publicly known and (y) within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, a Company Acquisition Proposal, then the Company shall pay, or cause to be paid, to the Purchasers a fee equal to the Company Termination Amount without any deduction, if applicable, of the Purchasers’ Reimbursable Expenses previously paid by the Company to the Purchasers by wire transfer of same day funds to an account designated by the Purchasers, not later than five (5) Business Days after the consummation of such transaction arising from such Company Acquisition Proposal and, upon the payment of the Company Termination Amount and, if applicable, the Purchasers’ Reimbursable Expenses, the Company shall have no further liability with respect to this Agreement to the Purchasers; provided, however, that for purposes of this Section 10.3(a)(ii), the references to “twenty percent (20%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%),” provided, further, that with respect to clause (A)(I), the Purchasers’ Reimbursable Expenses shall not exceed $6,500,000;

(iii) (A) by the Company or any Purchaser pursuant to Section 10.1(b)(iii), (B) by any Purchaser pursuant to Section 10.1(d)(i) or (C) by any Purchaser pursuant to Section 10.1(b)(i) if at the date of such termination, Purchaser was entitled to terminate this Agreement pursuant to Section 10.1(d)(i), the Company shall pay to the Purchasers an amount equal to the Purchasers’ Reimbursable Expenses; provided, however, that with respect to clause (A), the Purchasers’ Reimbursable Expenses shall not exceed $6,500,000. Any payments pursuant to this Section 10.3(a)(iii) shall be made within five (5) Business Days of termination;

(iv) (A) by the Company pursuant to Section 10.1(c)(i), (B) by the Company pursuant to Section 10.1(b)(i) if at the date of such termination the Company was entitled to terminate this Agreement pursuant to Section 10.1(c)(i), or (C) by any Purchaser pursuant to Section 10.1(b)(ii) (in respect of any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Sale or the other Contemplated Transactions under the HSR Act), if such termination pursuant to Section 10.1(b)(ii) occurs after the date on which the Proxy Statement is first mailed to stockholders of the Company, then the Purchasers, on a joint and several basis, shall pay, or cause to be paid, to the Company an amount equal to the Company’s Reimbursable Expenses; provided, however, that with respect to clause (C), (i) the Company’s Reimbursable Expenses shall not exceed $1,500,000, and (ii) the Ski Purchaser shall not have any obligation to pay any of the Company’s Reimbursable Expenses pursuant to this Section 10.3(a)(iv) if the Company has not complied with its obligations pursuant to Section 8.7(a). Any payments pursuant to this Section 10.3(a)(iv) shall be made within five (5) Business Days of termination; or

(v) by the Company pursuant to Section 10.1(c)(iii), then the Purchasers shall, on a joint and several basis, pay, or cause to be paid, to the Company a fee equal to $60,000,000 (the “Purchaser Termination Amount”) and the Company’s Reimbursable Expenses by wire transfer of same day funds to an account designated by the Company, not later than five (5) Business Days after such termination and, upon payment of the Purchaser Termination Amount, the Purchasers shall have no further liability with respect to this Agreement to the Seller Parties.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i) (x) under no circumstances shall the Company be required to pay the Company Termination Amount earlier than five (5) full Business Days after receipt of appropriate wire transfer instructions from the Purchasers, and (y) under no circumstances shall the Purchasers be required to pay the Purchaser Termination Amount earlier than five (5) full Business Days after receipt of appropriate wire transfer instructions from the Company; and

(ii) (x) under no circumstances shall the Company be required to pay the Company Termination Amount on more than one occasion and (y) under no circumstances shall the Purchasers be required to pay the Purchaser Termination Amount on more than one occasion.

(c) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, (ii) each of the Company Termination Amount and the Purchaser Termination Amount is not a penalty, but rather is liquidated damages, in a reasonable amount that will compensate the Purchasers or the Company, as applicable, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Sale and the other Contemplated Transactions, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, none of the Attractions Purchaser, the Ski Purchaser nor the Company would enter into this Agreement. Notwithstanding anything to the contrary in this Agreement (including Section 10.2), in the circumstance in which the Company is required to pay the Company Termination Amount, the Purchasers’ right to receive payment of the Company Termination Amount and, if applicable, the Purchasers’ Reimbursable Expenses from the Company shall be the sole and exclusive remedy of the Purchasers against the Company, the Sellers and their respective Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents for the loss suffered as a result of the failure of the Sale to be consummated, and upon payment of such amount, none of the Company, the Sellers, any of their respective Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement, the Sale or the other Contemplated Transactions. Notwithstanding anything to the contrary in this Agreement (including Section 10.2), in the circumstance in which the Purchasers are required to pay the Purchaser Termination Amount, the Company’s right to receive payment of the Purchaser Termination Amount and, if applicable, the Company’s Reimbursable Expenses from the Purchasers shall be the sole and exclusive remedy of the Seller Parties against the Purchasers, their permitted assigns, their Subsidiaries and any of their respective former, current or future officers, directors, trustees, partners, stockholders, managers, members, Affiliates or agents for the loss suffered as a result of the failure of the Sale to be consummated, and upon payment of such amount, none of the Purchasers, their permitted assigns, any of their respective Subsidiaries or any of their respective former, current or future officers, directors, trustees, partners, stockholders, managers, members, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement, the Sale or the other Contemplated Transactions.

(d) Payment of Termination Amount.

(i) If either of the Company or the Purchasers is required to pay the Termination Amount to the other, all or a portion of such Termination Amount shall, if requested by the applicable payee, be paid into escrow on the date such payment is required to be paid by the Company or the Purchasers, as applicable, pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in writing by the applicable payee. In the event that either of the Company or the Purchasers is obligated to pay the Termination Amount, the amount payable in any tax year of the party receiving the Termination Amount shall not exceed the lesser of (i) the Termination Amount, and (ii) the sum of (A) the maximum amount that can be paid to the Party receiving the Termination Amount without causing such Party to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and such Party has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by such Party’s independent accountants, plus (B) in the event the Party receiving the Termination Amount receives either (x) a letter from such Party’s counsel indicating that such Party has received a ruling from the IRS as described below in this Section 10.3(d) or (y) an opinion from such Party’s outside counsel as described below in this Section 10.3(d), an amount equal to the excess of the Termination Amount less the amount payable under clause (A) above.

(ii) To secure the Company’s and each Purchaser’s respective obligations to pay these amounts, the Company or the Purchasers, as applicable, shall deposit into escrow an amount in cash equal to the Termination Amount with an escrow agent selected by the applicable payee on such terms (subject to this Section 10.3(d)) as shall be mutually agreed upon by the Company, the Purchasers and the escrow agent. The payment or deposit into escrow of the Termination Amount by the Company and the Purchasers, as applicable, pursuant to this Section 10.3(d) shall be made at the time the Company or the Purchasers, as applicable, is obligated to pay the other Party such amount pursuant to Section 10.3 by wire transfer. With respect to the Attractions Purchaser or the Company, the escrow agreement shall provide that the Termination Amount in escrow or any portion thereof shall not be released to the Company or the Attractions Purchaser, as applicable, unless the escrow agent receives any one or combination of the following: (i) a letter from the independent accountants of the Party receiving the Termination Amount indicating the maximum amount that can be paid by the escrow agent to such Party without causing such Party to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and such Party has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to such Party, or (ii) a letter from counsel to the Party receiving the Termination Amount indicating that (A) such Party received a ruling from the IRS holding that the receipt by such Party of the Termination Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) such Party’s outside counsel has rendered a legal opinion to the effect that the receipt by such Party of the Termination Amount should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Amount to such Party. Each of the Company and the Purchasers agrees to amend this Section 10.3(d) at the reasonable request of the other Party in order to (i) maximize the portion of the Termination Amount that may be distributed to the Company or the Purchasers, as applicable, hereunder without causing such Party to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve such Party’s chances of securing a favorable ruling described in this Section 10.3(d) or (iii) assist such Party in obtaining a favorable legal opinion from its outside counsel as described in this Section 10.3(d). Any amount of the Termination Amount that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 10.3(d), provided that the obligation of the Company or the Purchasers, as applicable, to pay the unpaid portion of the Termination Amount shall terminate on the December 31 following the date which is five (5) years from the Effective Date.

Section 10.4 Amendment; Delegation.

Subject to compliance with applicable Law, this Agreement may be amended, modified, and supplemented by mutual agreement of the Parties hereto at any time before or after receipt of the Company Stockholder Approval and prior to the Closing Date; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be any amendment of this Agreement which by applicable Law requires the further approval of the stockholders of the Company without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the Parties hereto. Each Seller hereby grants and delegates to the Company authority to enter into any amendment, grant any waiver or provide any consent as the Company shall determine. Each Seller acknowledges and agrees that any payment to be made to them by the Purchasers pursuant to this Agreement shall be paid to the Company and the Company shall receive such payments as agent on behalf of each Seller.

Section 10.5 Waiver.

At any time prior to the Closing Date, subject to applicable Law, (a) the Company may (i) extend the time for the performance of any obligation or other act of any Purchaser, (ii) waive any inaccuracy in the representations and warranties of any Purchaser contained herein or in any document delivered pursuant hereto, and (iii) waive compliance by any Purchaser with any agreement or condition contained herein, and (b) Ski Purchaser and Attractions Purchaser may jointly (i) extend the time for the performance of any obligation or other act of any Seller Party, (ii) waive any inaccuracy in the representations and warranties of any Seller Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance by any Seller Party with any agreement or condition contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Party or Parties in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege.

Section 10.6 Fees and Expenses.

(a) Except as otherwise expressly set forth in this Agreement (including Section 3.4(a), Section 3.4(b), Section 8.7(g), Section 8.13, Section 10.3 and Section 11.9(e)), all Expenses incurred in connection with this Agreement, the Sale and the other Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Sale and the other Contemplated Transactions are consummated, including, legal fees, advisor fees, and other incidental expenses incurred in connection with the transactions contemplated by this Agreement; provided, however, that (x) the Company and the Attractions Purchaser shall share equally all reasonable

Expenses related to the printing, filing and distribution of the Proxy Statement, if any, other than attorneys’ and accountants’ fees, (y) the Ski Purchaser shall pay all filing fees associated with any filings with antitrust authorities, and (z) the Attractions Purchaser shall pay all out-of-pocket expenses incurred by the Company as a result of owning the Note related to any filings, Taxes or other Third Party costs (excluding any legal and other advisory fees other than reasonable legal fees incurred in connection with defending any Third Party claims); provided, further, that the Company shall pay all Expenses related to new base owner’s title insurance policies in those jurisdictions in which the seller of real property customarily pays such costs per local custom or in those jurisdictions in which the custom is silent as set forth in Exhibit S.

(b) The provisions of this Section 10.6 shall survive the Closing or earlier termination of this Agreement.

ARTICLE 11.

GENERAL PROVISIONS

Section 11.1 Non-Survival of Representations and Warranties.

None of the representations or warranties in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Closing. This Section 11.1 does not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing. The Confidentiality Agreements will survive termination of this Agreement in accordance with its respective terms.

Section 11.2 Notices.

Any notice, request, claim, demand and other communications hereunder shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a pdf attachment (provided that any notice sent by facsimile or e-mail transmission on any Business Day after 5:00 p.m. (New York City time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (New York City time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.2):

if to the Attractions Purchaser:

EPR Properties

909 Walnut Street

Kansas City, Missouri 64106

Attention: General Counsel

Telephone No.: (816) 472-1700

E-Mail: craige@eprkc.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: John Haggerty, Esq.

Telephone No.: (617) 570-1000

E-Mail: jhaggerty@goodwinprocter.com

if to the Ski Purchaser:

Och-Ziff Real Estate

9 West 57th Street, 40th Floor

New York, NY 10019

Attention: Steven E. Orbuch

Facsimile No.: (212) 790-0005

E-Mail: sorbuch@ozcap.com

with a copy (which shall not constitute notice) to:

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

Attention: Ronald B. Emanuel, Esq.

Telephone No.: 212-541-2334

Facsimile No.: 212-541-1434

E-Mail: rbemanuel@bryancave.com

if to the Seller Parties:

CNL Lifestyle Properties, Inc.

450 South Orange Avenue

Orlando, Florida 32801

Attention: Chief Financial Officer and Deputy General Counsel

Telephone No.: (407) 540-7595

E-Mail: Tracey.Bracco@cnl.com

Telephone No.: (407) 650-1032

E-Mail: Tammy.Tipton@cnl.com

with a copy (which shall not constitute notice) to:

Arnold & Porter LLP

601 Massachusetts Ave., NW

Washington, D.C. 20001

Attention: Neil M. Goodman, Esq.

Telephone No.: (202) 942-5191

E-Mail: Neil.Goodman@aporter.com

Section 11.3 Interpretation; Certain Definitions.

The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. References to “this Agreement” shall include the Seller Disclosure Letter. When a reference is made in this Agreement to an Article, Section, Appendix or Exhibit, such reference shall be to an Article or Section of, or an Appendix or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America.

Section 11.4 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Sale or the other Contemplated Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Sale and the other Contemplated Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.5 Assignment.

Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the Parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties hereto; provided, however, that each Purchaser’s rights and obligations under this Agreement may be assigned and delegated in whole or in part, and without the consent of Sellers, to one or more Subsidiaries or Affiliates of any Purchaser; provided, further, that no such assignment shall relieve any Purchaser of its obligations hereunder. Any attempt to make any such assignment without a consent required by the preceding sentence (if any) shall be null and void. Subject to the preceding sentences, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors or assigns. For the avoidance of doubt, any assignee of rights or delegate of obligations permitted by this Section 11.5 shall be a permitted assign for purposes of this Agreement.

Section 11.6 Entire Agreement.

This Agreement (including the exhibits, annexes and appendices hereto and the Seller Disclosure Letter) constitutes, together with the Confidentiality Agreements, the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. Notwithstanding the prior sentence, solely as between the Attractions Purchaser and the Ski Purchaser, this Agreement (including the exhibits, annexes and appendices hereto and the Seller Disclosure Letter) and the Joint Buyers Agreement constitute the entire agreement with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, between the Attractions Purchaser and the Ski Purchaser with respect to the subject matter hereof and thereof.

Section 11.7 Third Party Beneficiaries.

This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties hereto and their respective successors and permitted assigns.

Section 11.8 Miscellaneous.

The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 10.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Accordingly, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Effective Date or as of any other date.

Section 11.9 Remedies; Protection of Trustee.

(a) The Parties agree that irreparable damage would occur if any of the Seller Parties does not perform any of the provisions of this Agreement in accordance with its specific terms or otherwise breaches such provisions, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 10, each of the Purchasers shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Seller Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that each of the Purchasers has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Each Purchaser seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The Parties hereto agree that none of the Seller Parties shall be entitled to an injunction, specific performance or other equitable relief to prevent and/or remedy a breach of this Agreement by the Purchasers or to enforce specifically the terms and provisions hereof and that the Seller Parties sole and exclusive remedy relating to a breach of this Agreement by the Purchasers or otherwise shall be the remedy set forth in Section 10.3(a); provided, however, that the Company shall be entitled to seek specific performance to prevent any breach by any Purchaser of Section 8.5(b).

(b) The Parties further agree (i) the seeking of remedies pursuant to Section 11.9(a) shall not in any respect constitute a waiver by any Purchaser seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 10.3, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 11.9(a) are not available or otherwise not granted and (ii) nothing set forth in this Agreement shall require any Purchaser to institute any proceeding for (or limit any of such Purchaser’s right to institute any proceeding for) specific performance under this Section 11.9 prior or as a condition to exercising any termination right under Article 10 (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding by any Purchaser seeking remedies pursuant to Section 11.9(a) or anything set forth in this Section 11.9 restrict or limit such Purchaser’s right to terminate this Agreement in accordance with the terms of Article 10 or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) Notwithstanding anything to the contrary in this Agreement (including Section 10.2), the maximum aggregate liability of the Purchasers and their permitted assigns together for any losses, damages, costs or expenses of the Seller Parties or their Affiliates relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by any Purchaser or its permitted assigns or otherwise, shall be limited to an amount equal to (i) the amount of the Purchaser Termination Amount, plus (ii) the aggregate amount of Reimbursable Expenses payable pursuant to Section 10.3(a)(v) (collectively, the “Liability Limitation”), and in no event shall the Seller Parties or any of their Affiliates seek any amount in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise.

(d) Notwithstanding anything express or implied in this Agreement to the contrary, the maximum liability of the Jersey Trustee under this Agreement (including any liability for interest, costs, expenses and/or any other sums recoverable under this Agreement) shall not exceed the value of the property held in the Jersey Trust from time to time and which is in the Jersey Trustee’s possession or under its control as trustee of the Jersey Trust; provided that the foregoing limitation shall not apply to any breach of trust by, or fraudulent or criminal acts of, the Jersey Trustee.

(e) Each of the Purchasers, jointly and severally, agrees to indemnify and hold harmless the Company and its Affiliates (the Company and each such Person being an “Indemnified Party”) from and against any and all losses, damages, claims, liabilities and expenses that may be incurred by or asserted or awarded against any Indemnified Party as a result of, or in connection with, or arising from owning the Note and will reimburse any Indemnified Party for all reasonable and documented expenses (including counsel fees and expenses) in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of the Company or any of its Affiliates. Any Indemnified Party entitled to indemnification under this Section 11.9(e) will, promptly after receipt of such notice of commencement of any action, suit, proceeding or claim against it in respect of which a claim for indemnification may be made hereunder, notify the Purchasers. Failure to so notify the Purchasers shall not relieve the Purchasers from any other obligation they may have hereunder or otherwise, unless the Purchasers have been materially prejudiced in their ability to defend the action as a result of such delay. In case any such action is brought against any Indemnified Party and it notifies the Purchasers of the commencement thereof, the Purchasers will be entitled to participate in the defense thereof, with counsel satisfactory to the Company. No Purchaser shall be liable for any settlement of any proceeding effected without its written consent, which consent shall not unreasonably be withheld, conditioned or delayed.

Section 11.10 Counterparts.

This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.11 Governing Law.

This Agreement and all Legal Proceedings (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the Purchasers or the Seller Parties in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Section 11.12 Consent to Jurisdiction.

(a) Each of the Parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Maryland and to the jurisdiction of Circuit Court for Baltimore City (Maryland) (the “Maryland Court”), for the purpose of any Legal Proceeding (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the Parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the Parties hereto hereby irrevocably agrees that all claims in respect to such Legal Proceeding may be heard and determined exclusively in any Maryland state or federal court.

(b) Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Each of the Parties hereby irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction of the Maryland Court for the purpose of any Legal Proceeding brought by any Party arising out of or relating to this Agreement or any ancillary agreement, (b) agrees not to commence any such action or proceeding except in the Maryland Court, (c) agrees that any claim with respect to any such action or proceeding shall be heard and determined in the Maryland Court, (d) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to venue of any such action or proceeding in the Maryland Court, and (e) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Maryland Court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive, subject to any rights of appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement shall, however, limit or affect the rights of any Party to pursue appeals from any judgments or orders of the Maryland Court as provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 11.13 Waiver of Jury Trial.

EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SALE OR THE OTHER CONTEMPLATED TRANSACTIONS, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Attractions Purchaser, the Ski Purchaser and the Seller Parties have caused this Agreement to be duly executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

CNL LIFESTYLE PROPERTIES, INC.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP PARTNERS, LP

By:	CLP GP CORP., its general partner

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

EPR PROPERTIES

By:	/s/ Gregory K. Silvers
Gregory K. Silvers, Chief Executive Officer and President

SKI RESORT HOLDINGS LLC

By:	/s/ Steven E. Orbuch
Steven E. Orbuch, Authorized Person

[Signature Page to Purchase and Sale Agreement]

CLP SKI II, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SKI HOLDING, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP COLONY HOLDING, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP COLONY GP, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP GARLAND HOLDING, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

CLP GARLAND GP, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP AMUSEMENT HOLDING, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP AMUSEMENT II, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP AMUSEMENT III, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP AMUSEMENT IV, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

CLP AMUSEMENT V, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP GATLINBURG GP CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SKI III, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SKI IV, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SKI V, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

CLP SKI VII, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SKI VIII, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP NORTHSTAR TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP MYRTLE WAVES TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP DARIEN LAKE TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

CLP FRONTIER CITY TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SPLASHTOWN TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP ENCHANTED VILLAGE TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP WATERWORLD TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP WHITE WATER BAY TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

CLP HAWAIIAN WATERS TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP PACIFIC PARK TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP RAPIDS WATERPARK TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP MAGIC SPRING TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP PALM SPRINGS CA WATERPARK TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

CLP PHOENIX AZ WATERPARK TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP IP HOLDING CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP CHARLOTTE FEC, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP RICHLAND HILLS FEC, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SOUTH HOUSTON FEC, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

CLP TUCSON FEC, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP BAKERSFIELD FEC, LLC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SKI LIFT TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SUGARLOAF TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SUNDAY RIVER TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

CLP MOUNT SUNAPEE TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP OKEMO MOUNTAIN TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP JIMINY PEAK TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SNOQUALMIE TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP SIERRA TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

CLP LOON MOUNTAIN TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP BRIGHTON TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP MOUNTAIN HIGH TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP STEVENS PASS TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

CLP CRESTED BUTTE TRS CORP.

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

R&H US CANADIAN CYPRESS LIMITED, solely in its capacity as trustee of CYPRESS JERSEY TRUST

By:	/s/ Robert A. Laing
Name: Robert A. Laing
Title: Director

By:	/s/ Kathryn Tolls
Name: Kathryn Tolls
Title: Authorized Signatory

[Signature Page to Purchase and Sale Agreement]

CYPRESS PERSONAL PROPERTY TRS ULC

By:	/s/ Tracey Bracco
Tracey Bracco, Vice President

[Signature Page to Purchase and Sale Agreement]

EXHIBIT A

FORM OF PROMISSORY NOTE

$243,425,000	[ ] [ ], 2017

FOR VALUE RECEIVED, each of the undersigned, Ski Resort Holdings LLC, a Delaware limited liability company (“Ski Holdings”), CLP Snoqualmie, LLC, a Delaware limited liability company (“Snoqualmie”), CLP Brighton, LLC, a Delaware limited liability company (“Brighton”), CLP Gatlinburg Partnership, LP, a Delaware limited partnership (“Gatlinburg”), CLP Loon Mountain, LLC, a Delaware limited liability company (“Loon”), CLP Sunday River, LLC, a Delaware limited liability company (“Sunday River”), CLP Sugarloaf, LLC, a Delaware limited, (“Sugarloaf”), CLP Crested Butte, LLC, a Delaware limited liability company (“Crested Butte”), CLP Okemo Mountain, LLC, a Delaware limited liability company (“Okemo”), CLP Mount Sunapee, LLC, a Delaware limited liability company (“Sunapee”), CLP Jiminy Peak, LLC, a Delaware limited liability company (“Jiminy Peak”), CLP Mountain High, LLC, a Delaware limited liability company (“Mountain High”), CLP Stevens Pass, LLC, a Delaware limited liability company (“Stevens Pass”), and CLP Sierra, LLC, a Delaware limited liability company (“Sierra,” and collectively with Ski Holdings, Snoqualmie, Brighton, Gatlinburg, Loon, Sunday River, Sugarloaf, Crested Butte, Okemo, Sunapee, Jiminy Peak, Mountain High and Stevens Pass, “Borrower”), jointly and severally, promises to pay to the order of CNL Lifestyle Properties, Inc., a Maryland corporation (“Lender”), its successors and assigns, the sum of Two Hundred Forty Three Million Four Hundred Twenty Five Thousand Dollars ($243,425,000), together with interest thereon and all charges properly accrued hereunder as hereinafter provided.

This Note is secured by each of the Mortgages, Assignments of Leases and Rents, Financing Statements and Security Agreements listed in the schedule attached hereto (the “Mortgages”). This Note and the Mortgages are collectively referred to herein as the “Loan Documents”.

This Note shall bear interest at an annual rate of 8.5% (the “Rate of Interest”); provided that if an Event of Default (as hereinafter defined) occurs, the rate of interest shall be increased by an additional two percent (2.0%) per annum above the then-current rate.

The outstanding principal balance, together with all accrued interest thereon at the Rate of Interest, shall be due in full on [            , 2017]1 (the “Maturity Date”). All payments made hereunder shall first be credited to interest, then to all amounts due to Lender under the Loan Documents and then to principal. The Note shall be pre-payable in whole or in part at any time or times without penalty or premium.

On the Maturity Date, the entire principal balance of this Note, together with all accrued interest thereon, shall become immediately due and payable without further notice or demand, and notwithstanding any prior waiver of any breach or default or other indulgence, upon the occurrence and during the continuance of any one or more of the following events (“Events of Default”): (i) the undersigned shall fail to make any payment in respect of principal or of interest on this Note and such failure shall continue for a period of ten (10) days after written notice from the holder; (ii) the dissolution, termination of existence, insolvency, appointment of a receiver of any part of the property of, assignment for the benefit of creditors by, or the filing of a petition in bankruptcy by, or the filing of a petition in bankruptcy or the commencement of any proceedings under any bankruptcy or insolvency laws or any laws relating to the relief of a debtor, readjustment of indebtedness, reorganization, composition or extension by or against the undersigned or any endorser or guarantor hereof, and the continuance of involuntary proceedings beyond a period of sixty (60) days, or (iii) a default under any Loan Document which remains uncured following the expiration of any applicable cure or grace period.

Borrower hereby: (a) waives presentment, demand, protest, suretyship defenses and defenses in the nature thereof; (b) waives any defenses based upon and specifically assents to any and all extensions and postponements

[1]	NTD: insert 30 days after Closing Date.

of the time for payment, changes in terms and conditions and all other indulgences and forebearances which may be granted by the holder to any party now or hereafter liable hereunder; (c) agrees to any substitution, exchange, release, surrender or other delivery of any collateral now or hereafter held hereunder and to the addition or release of any other party or person primarily or secondarily liable; and (d) agrees to bound by all of the terms contained in this Note and in any mortgage, security agreement and all other instruments now or hereafter executed, evidencing or governing all or any portion of the collateral of this Note.

No delay or omission on the part of the holder in exercising any right hereunder or any right under any instrument or agreement executed in connection herewith which is given or may be given to secure the indebtedness evidenced hereby shall operate as a waiver of such right, or of any other right, of such holder, nor shall any delay, omission or waiver on any one occasion be deemed to be a bar to, or waiver of, the same or of any other right on any future occasion.

During the continuance of any Event of Default, and after the Maturity Date, or such earlier date on which the entire sum may become due and payable at the option of the Lender following the occurrence of an Event of Default as set forth above, this Note shall bear interest, per annum, at the Rate of Interest plus two percent (2.0%).

Notwithstanding any provision contained herein or contained in any other instrument or agreement now or hereafter executed in connection with this Note, the maximum amount of interest and other charges in the nature thereof contracted for, or payable hereunder or thereunder, shall not exceed the maximum amount which may be lawfully contracted for, charged and received in all as determined by the final judgment of a court of competent jurisdiction, including all appeals therefrom.

The interpretation and enforceability of this Note and the rights of the parties hereunder shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice or conflict of laws provision or rule (whether by the State of New York or any other jurisdiction) that would cause the application of the laws of any other jurisdiction other than the State of New York.

This Note may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed be an original but all or which taken together shall constitute one and the same instrument.

[Remainder of page left intentionally blank]

BORROWER:

SKI RESORT HOLDINGS LLC

By:
Name:
Title:

CLP SNOQUALMIE, LLC

By:
Name:
Title:

CLP BRIGHTON, LLC

By:
Name:
Title:

CLP GATLINBURG, LLC

By:
Name:
Title:

CLP LOON, LLC

By:
Name:
Title:

CLP SUNDAY RIVER, LLC

By:
Name:
Title:

[Signature Page to Promissory Note]

CLP SUGAR LOAF, LLC

By:
Name:
Title:

CLP CRESTED BUTTE, LLC

By:
Name:
Title:

CLP OKEMO, LLC

By:
Name:
Title:

CLP SUNAPEE, LLC

By:
Name:
Title:

CLP JIMINY PEAK, LLC

By:
Name:
Title:

CLP MOUNTAIN HIGH, LLC

By:
Name:
Title:

CLP STEVENS PASS, LLC

By:
Name:
Title:

[Signature Page to Promissory Note]

CLP SIERRA, LLC

By:
Name:
Title:

[Signature Page to Promissory Note]

SCHEDULE

[list each Mortgage]

[Signature Page to Promissory Note]

[FEE/LEASEHOLD MORTGAGE/DEED OF TRUST]1

ASSIGNMENT OF LEASES AND RENTS,

FINANCING STATEMENT AND SECURITY AGREEMENT

MADE BY

[                    ]

as Mortgagor

to

[                    ]

as Mortgagee

Dated as of:             , 2017

[1]	To be revised to reflect state-specific requirements, terms and conditions of mortgages or deeds of trust, as applicable.

MORTGAGE

ASSIGNMENT OF LEASES AND RENTS, SECURITY AGREEMENT

AND FIXTURE FILING

THIS MORTGAGE, ASSIGNMENT OF LEASES AND RENTS, SECURITY AGREEMENT AND FIXTURE FILING (this “Mortgage”) is made as of [                    ] by [                    ] (“Mortgagor”) whose address is [                    ], in favor of CNL Lifestyle Properties, Inc., a Maryland corporation, and its successors and assigns (“Mortgagee”) whose address is [                    ].

WHEREAS, Mortgagor, Mortgagee and others have entered into a certain Purchase and Sale Agreement dated November 2, 2016 (as the same may be amended from time to time, the “Purchase Agreement”); and

WHEREAS, pursuant to the terms of the Purchase Agreement the Mortgagor is acquiring that certain ski resort[s] listed on Schedule I attached hereto and has provided acquisition financing evidenced, in part, by that certain Promissory Note, dated the date hereof and made by Mortgagor, together with certain affiliates of Mortgagor (the Mortgagor and such affiliates collectively, the “Borrowers”), in favor of Mortgagee in the aggregate principal amount of $243,425,000 (the “Note”), and Mortgagor has determined that the loan made to the Borrowers which is evidenced by the Note is in the Mortgagor’s financial and otherwise best interest; and

WHEREAS, the Mortgagor desires to enter into this Mortgage of its assets to secure the Note. This Mortgage (the “Mortgage”) is one of the mortgages defined in and described in the Note (collectively, the “Mortgages”). This Mortgage, the other Mortgages and the Note and such other mortgages being collectively referred to as the “Loan Documents”;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1.	Grant and Secured Obligations.

1.1 Grant. For the purpose of securing payment and performance of the Secured Obligations defined and described in Section 1.2 below, Mortgagor hereby irrevocably and unconditionally grants, bargains, sells, conveys, mortgages and warrants to Mortgagee, its successors and assigns, with [CONFORM TO LOCAL LAW] all estate, right, title and interest which Mortgagor now has or may later acquire in and to the following property (all or any part of such property, or any interest in all or any part of it, as the context may require, the “Property”):

(a) The real property located in the [                    ], as described in Schedule A, together with all existing and future easements and rights affording access to it (the “Premises”); together with

(b) All buildings, structures and improvements now located or later to be constructed on the Premises (the “Improvements”); together with

(c) All existing and future appurtenances, privileges, easements, interests, titles, powers, privileges, franchises and tenements of the Premises, including, without limitation, all minerals, oil, gas, other hydrocarbons and associated substances, sulphur, nitrogen, carbon dioxide, helium and other commercially valuable substances which may be in, under or produced from any part of the Premises, all development rights and credits, air rights, water, water rights (whether riparian, appropriative or otherwise, and whether or not appurtenant) and water stock, and any Premises lying in the streets, roads or avenues, open or proposed, in front of or adjoining the Premises and Improvements; together with

(d) All existing and future leases, subleases, subtenancies, licenses, occupancy agreements and concessions (“Leases”), including, without limitation any and all liquor licenses, operating leases, ground leases and tenant leases, relating to the use and enjoyment of all or any part of the Premises and Improvements, any and all existing or future guaranties and other agreements relating to or made in connection with any of such leases and any and all extensions, renewals, modifications and replacements of each such lease, sublease, agreement or guaranty; together with

(e) All real property and improvements on it, and all appurtenances and other property and interests of any kind or character, whether described in Schedule A or not, which may be reasonably necessary or desirable to promote the present and any reasonable future beneficial use and enjoyment of the Premises and Improvements; together with

(f) All goods, materials, supplies, chattels, furniture, fixtures, equipment and machinery now or later to be attached to, placed in or on, or used in connection with the use, enjoyment, occupancy or operation of all or any part of the Premises and Improvements, whether stored on the Premises or elsewhere, including all ski lifts, open-air chair lift rides, snowmaking equipment, snowcats, snowgrooming equipment, pumping plants, engines, pipes, ditches and flumes, and also all gas, electric, cooking, heating, cooling, air conditioning, lighting, refrigeration and plumbing fixtures and equipment, all of which shall be considered to the fullest extent of the law to be real property for purposes of this Mortgage; together with

(g) All building materials, equipment, work in process or other personal property of any kind, whether stored on the Premises or elsewhere, which have been or later will be acquired for the purpose of being delivered to, incorporated into or installed in or about the Premises or Improvements; together with

(h) All of Mortgagor’s interest in and to all operating accounts, the Loan funds, whether disbursed or not, and any other bank accounts of Mortgagor; together with

(i) All rights to the payment of money, accounts, accounts receivable, reserves, deferred payments, refunds, cost savings, payments and deposits, whether now or later to be received from third parties or deposited by Mortgagor with third parties (including all utility deposits), contract rights, development and use rights, governmental permits and licenses, applications, architectural and engineering plans, specifications and drawings, as-built drawings, chattel paper, instruments, documents, notes, drafts and letters of credit (other than letters of credit in favor of Mortgagee), which arise from or relate to construction on the Premises or to any business now or later to be conducted on it, or to the Premises and Improvements generally; together with

(j) All insurance policies pertaining to the Premises and all proceeds, including all claims to and demands for them, of the voluntary or involuntary conversion of any of the Premises, Improvements or the other property described above into cash or liquidated claims, including proceeds of all present and future fire, hazard or casualty insurance policies and all condemnation awards or payments now or later to be made by any public body or decree by any court of competent jurisdiction for any taking or in connection with any condemnation or eminent domain proceeding, and all causes of action and their proceeds for any damage or injury to the Premises, Improvements or the other property described above or any part of them, or breach of warranty in connection with the construction of the Improvements, including causes of action arising in tort, contract, fraud or concealment of a material fact; together with

(k) All books and records pertaining to any and all of the property described above, including computer-readable memory and any computer hardware or software necessary to access and process such memory (“Books and Records”); together with

(l) All proceeds of, additions and accretions to, substitutions and replacements for, and changes in any of the property described above.

(n) All Mortgagor’s personal property located on or used in connection with the premises.

Notwithstanding any of the foregoing or anything to the contrary contained in this Mortgage or in any other Lender Agreement, the Mortgagor and the Mortgagee agree that all right, title and interest of Mortgagor in, to and under those certain U.S. Department of Agriculture Forest Service Park Use Permits and Ski Area Term Special Use Permits, and any amendments, extensions, renewals or substitutions of such permits do not constitute Property and are not subject to the security interest nor the lien granted herein and Mortgagor is not granting any interest therein to the Mortgagee.

1.2 Secured Obligations.

(a) Mortgagor makes the grant, conveyance, and mortgage set forth in Section 1.1 above, and grants the security interest set forth in Section 3 below for the purpose of securing the following obligations (the “Secured Obligations”) in any order of priority that Mortgagee may choose:

(i) Payment and performance by the Borrowers of all of their obligations under the Note, in the manner and with interest all as more fully described in the Note; and

(ii) Payment and performance of all obligations of each of the Borrowers under each of the Mortgages; and

(iii) Payment and performance of all obligations that Mortgagor or any successor in ownership of all or part of the Property may agree to pay and/or perform (whether as principal, surety or guarantor) for the benefit of Mortgagee, when a writing evidences the parties’ agreement that the advance or obligation be secured by this Mortgage; and

(iv) Payment and performance of all modifications, amendments, extensions, and renewals, however evidenced, of any of the Secured Obligations.

(ix) Payment of any and all loan commissions, service charges, liquidated damages, expenses and advances due to or incurred by Mortgagee as provided for in Section 7.13 of this Mortgage.

(b) All Persons who may have or acquire an interest in all or any part of the Property will be considered to have notice of, and will be bound by, the terms of the Secured Obligations and each other agreement or instrument made or entered into in connection with each of the Secured Obligations.

2.	Assignment of Rents and Leases.

2.1 Assignment. Mortgagor hereby irrevocably, absolutely, presently and unconditionally assigns to Mortgagee (i) all rents, royalties, issues, profits, revenue, income, accounts, proceeds and other benefits of the Property, whether now due, past due or to become due, including all prepaid rents and security deposits (some or all collectively, as the context may require, “Rents”) and (ii) all of Mortgagor’s rights in and under all Leases. This is an absolute assignment, not an assignment for security only. Such assignment shall not be construed to bind Mortgagee to the performance of any of the covenants or provisions contained in any Lease or otherwise impose any obligation upon Mortgagee.

2.2 Grant of License. Mortgagee hereby confers upon Mortgagor a license (“License”) to collect and retain the Rents as they become due and payable, so long as no Event of Default, as defined in Section 6.2 below, shall exist and be continuing. If an Event of Default has occurred and is continuing, Mortgagee shall have the right, which it may choose to exercise in its sole discretion, to terminate this License without notice to or demand upon Mortgagor, and without regard to the adequacy of Mortgagee’s security under this Mortgage.

2.3 Collection and Application of Rents. Subject to the License granted to Mortgagor under Section 2.2 above, Mortgagee has the right, power and authority to collect any and all Rents. Mortgagor hereby appoints Mortgagee its attorney-in-fact to perform any and all of the following acts, if and at the times when Mortgagee in its sole discretion may so choose:

(a) Demand, receive and enforce payment of any and all Rents; or

(b) Give receipts, releases and satisfactions for any and all Rents; or

(c) Sue either in the name of Mortgagor or in the name of Mortgagee for any and all Rents.

Mortgagee and Mortgagor agree that the mere recordation of the assignment granted herein entitles Mortgagee immediately to collect and receive rents upon the occurrence of an Event of Default, as defined in Section 6.2, without first taking any acts of enforcement under applicable law, such as, but not limited to, providing notice to Mortgagor, filing foreclosure proceedings, or seeking and/or obtaining the appointment of a receiver. Further,

Mortgagee’s right to the Rents does not depend on whether or not Mortgagee takes possession of the Property as permitted under Subsection 6.3(c). In Mortgagee’s sole discretion, Mortgagee may choose to collect Rents either with or without taking possession of the Property. Mortgagee shall apply all Rents collected by it in the manner provided under Section 6.6. If an Event of Default occurs while Mortgagee is in possession of all or part of the Property and is collecting and applying Rents as permitted under this Mortgage, Mortgagee and any receiver shall nevertheless be entitled to exercise and invoke every right and remedy afforded any of them under this Mortgage and at law or in equity.

2.4 Mortgagee Not Responsible. Under no circumstances shall Mortgagee have any duty to produce Rents from the Property. Regardless of whether or not Mortgagee, in person or by agent, takes actual possession of the Premises and Improvements, unless Mortgagee agrees in writing to the contrary, Mortgagee is not and shall not be deemed to be:

(a) A “mortgagee in possession” for any purpose; or

(b) Responsible for performing any of the obligations of the lessor or lessee under any lease; or

(c) Responsible for any waste committed by lessees or any other parties, any dangerous or defective condition of the Property, or any negligence in the management, upkeep, repair or control of the Property; or

(d) Liable in any manner for the Property or the use, occupancy, enjoyment or operation of all or any part of it.

2.5 Reserved.

3.	Grant of Security Interest.

3.1 Security Agreement. The parties intend for this Mortgage to create a lien on the Property, and an absolute assignment of the Rents and Leases, all in favor of Mortgagee. The parties acknowledge that some of the Property and some or all of the Rents may be determined under applicable law to be personal property or fixtures. To the extent that any Property or Rents may be or be determined to be personal property, Mortgagor as debtor hereby grants Mortgagee as secured party a security interest in all such Property and Rents, to secure payment and performance of the Secured Obligations. Also, included in the definition of Property for purposes of this security agreement are all Mortgagor’s personal property located on or used in connection with the leased premises and Mortgagor’s interests in the Leases. This security interest includes all personal property and rights of Mortgagor in personal property that is intended to be incorporated into the Property, regardless of where such personal property is located. This Mortgage constitutes a security agreement under the Uniform Commercial Code of the [insert state of situs of Property], covering all such Property and Rents.

3.2 Financing Statements. Mortgagor shall authorize the filing or recording of one or more financing statements and such other documents as Mortgagee may from time to time require to perfect or continue the perfection of Mortgagee’s security interest in any Property or Rents. As provided in Section 5.9 below, Mortgagor shall pay all fees and costs that Mortgagee may incur in filing such documents in public offices and in obtaining such record searches as Mortgagee may reasonably require. In case Mortgagor fails to authorize any financing statements or other documents for the perfection or continuation of any security interest, Mortgagor hereby appoints Mortgagee as its true and lawful attorney-in-fact to authorize any such documents on its behalf. If any financing statement or other document is filed in the records normally pertaining to personal property, that filing shall never be construed as in any way derogating from or impairing this Mortgage or the rights or obligations of the parties under it.

4.	Fixture Filing.

This Mortgage constitutes a financing statement filed as a fixture filing under Article 9 of the Uniform Commercial Code in the [insert state of situs of Property], as amended or recodified from time to time, covering any Property which now is or later may become fixtures attached to the Premises or Improvements. Also included as fixtures, to the extent same are deemed fixtures, for the purpose of this fixture filing are leasehold improvements, and located on the property more particularly described on Schedule A. For this purpose, the respective addresses of Mortgagor, as debtor, and Mortgagee, as secured party, are as set forth in the preambles of this Mortgage.

5.	Rights and Duties of the Parties.

5.1 Representations and Warranties. “to Mortgagor’s knowledge,” and words or phrases of similar import shall not include knowledge of Mortgagor, direct or indirect owners of Mortgagor, or officers of Mortgagor existing prior to the date hereof and the knowledge of such Persons shall not be imputed to the Mortgagor. Mortgagor represents and warrants that, to Mortgagor’s knowledge:

(a) Mortgagor lawfully possesses and holds [fee simple title]2 to all of the Premises and Improvements, subject only to the encumbrances and exceptions on Schedule B.

(b) Mortgagor warrants that it has good title to the Premises and Improvements, (or will have good title upon delivery as to Property not yet delivered to Mortgagor);

(c) Other than consents of ground lessors under [list applicable ground leases, if any for which consents have not been obtained], Mortgagor has the full and unlimited power, right and authority to encumber the Property and assign the Leases and Rents;

(d) None of the Rents have been assigned or otherwise pledged or hypothecated (except such pledge or hypothecation that will be fully terminated and released in connection with the filing and recordation of this Mortgage);

(e) This Mortgage creates a first and prior lien on the Property subject to permitted liens;

(f) Other than permitted liens, Mortgagor owns any Property which is personal property free and clear of any security agreements, reservations of title or conditional sales contracts, and there is no financing statement affecting such personal property on file in any public office; and

(g) Intentionally omitted.

(h) Mortgagor is an entity as described above, organized and in good standing in the jurisdiction first set forth above, and Mortgagor’s place of business, or its chief executive office if it has more than one place of business, is located at the address first set forth above.

5.2 Encumbrances of Leases and Rents. Mortgagor will not, without the prior written consent of Mortgagee (i) assign, pledge, hypothecate or otherwise encumber any of the Leases or the Rents, or (ii) enter into any Leases which are not by their terms expressly subordinate to this Mortgage;

5.3 Taxes, and Assessments. Mortgagor shall pay prior to delinquency all taxes, levies, charges, impositions and assessments on the Property.

5.4 Use of Premises. The Property shall not be used except (i) primarily as a destination ski resort area, and (ii) as such other incidental lawful, retail, service, entertainment, lodging uses that are complimentary to a destination ski resort area and which are not specifically prohibited under this Mortgage [NTD: REVISE FOR GATLINBURG].

5.5 Continuing Use Restrictions. Notwithstanding anything in this Mortgage to the contrary, Mortgagor shall not have the right to use the Premises, or any part thereof, for any use or purpose which is not permitted by, or which results in violation of any agreement, covenant or restriction to which the Premises is subject as of the date of this Mortgage. Subject to the terms of any applicable Lease, the Premises shall not be used for any use

[2]	[NTD: Revise for each property, as applicable.]

inconsistent with the customary character of a destination ski resort. [NTD- REVISE FOR GATLINBURG] Subject to the terms of any applicable Lease, Mortgagor agrees not to permit any unlawful or immoral practice to be carried on at or committed in the Premises, or a use which would injure the reputation of the Premises, or the local community.

5.6 Prohibition of Use. If at any time, (i) any Law prohibits the use of the Premises for the purposes permitted in Section 5.4 of this Mortgage (the “Prohibition”), then immediately upon the earlier to occur of (a) Mortgagor becoming aware of any proposed Prohibition, or (b) Mortgagor’s receipt of any notice from any governmental authority of any Prohibition, Mortgagor shall promptly notify Mortgagee of such fact, and Mortgagor may proceed in its or Mortgagee’s name, and at Mortgagor’s sole cost and expense, to take such action as Mortgagee determines is necessary or desirable to contest or challenge the Prohibition. If a Prohibition should occur or be imposed, nothing in this Mortgage shall be deemed to impair Mortgagor’s obligations to comply with all Laws and this Mortgage at any time during which Mortgagor is prohibited from using the Premises for the purposes permitted in this Mortgage.

5.7 Performance of Secured Obligations. Mortgagor shall promptly pay and perform each Secured Obligation in accordance with its terms.

5.8 Liens, Charges and Encumbrances. If any claim of lien is filed or recorded, or any stop notice or other notice of lien is served upon Mortgagee, in connection with any lot or other portion of the Property, or if a judgment or other encumbrance is placed against any such property, it shall constitute an Event of Default unless within sixty (60) days of written notice by Mortgagee to Mortgagor of the existence of such claim, lien, or encumbrance: (i) pays the related judgment or claim and obtains the release and satisfaction of such lien, claim of lien, judgment, or encumbrance, (ii) obtains the release of such lien, judgment, or other encumbrance by recording and/or serving a surety bond in accordance with applicable law, (iii) provides Mortgagee with a bond or such other security or assurance as Mortgagee, in its reasonable discretion, may require, in an amount equal to at least 150% of the amount of the lien, claim of lien, judgment or other encumbrance, to ensure payment of the lien, claim of lien, judgment or encumbrance or otherwise protect Mortgagee and the Property or (iv) provides Mortgagee with a title insurance endorsement acceptable to Mortgagee that provides coverage for such lien.

5.9 Damages and Insurance and Condemnation Proceeds.

(a) Casualty. Subject to the terms of any applicable Lease, in the event of any casualty, Mortgagor shall promptly notify Mortgagee of any loss to the Premises, Improvements or the Property in excess of ONE HUNDRED THOUSAND DOLLARS ($100,000), whether covered by insurance or not. Subject to the terms of any applicable Lease, in case of loss or damage by fire or other casualty to the Premises, Improvements, or Property, Mortgagee agrees, if no Event of Default exists, that such insurance proceeds may be applied to the costs of reconstruction or repair of the Premises, Improvements, or Property to the extent required under the terms of any operating lease. Any such reconstruction or repair must be of least equal value and of substantially the same character as prior to such damage or destruction. Upon completion of such reconstruction or repair permitted under this Section 5.9, Mortgagee shall apply any excess proceeds in its possession to the payment of the Secured Obligations to the extent permitted by the applicable operating lease.

(b) Condemnation. Subject to the terms of any applicable Lease, in the event of condemnation, Mortgagor hereby assigns, transfers and sets over to Mortgagee all compensation, rights of action, the entire proceeds of any award and any claim for damages for any of the Improvements, the Premises, or the Property taken or damaged under the power of eminent domain or by condemnation or by sale in lieu thereof. After deducting therefrom all reasonable expenses, including attorney’s fees Mortgagee may, at its option, elect to apply the proceeds of the award upon or in reduction of the indebtedness secured hereby, whether due or not, or hold said proceeds in any account and make said proceeds available for restoration or rebuilding of the Improvements or Premises, or the repair and replacement of Property, all at Mortgagee’s discretion, and such proceeds shall be made available in such manner and under such conditions as Mortgagee may require.

5.10 Maintenance and Preservation of Property.

(a) To the extent not already required by any applicable Lease, Mortgagor shall keep the Premises, the Improvements and the Property insured against loss by fire and such other casualties and contingencies as reasonably required by Mortgagee.

(b) Mortgagor shall, or shall enforce the provisions of any applicable Lease requiring the applicable tenant to, keep the Improvements, the Premises and the Property in good condition. During the continuance of an Event of Default Mortgagor shall not remove or demolish the Property or any part of it, or alter, restore or add to the Property, or initiate or allow any change in any zoning or other Premises use classification which affects the Property or any part of it, except with Mortgagee’s express prior written consent in each instance.

(c) If all or part of the Property becomes damaged or destroyed Mortgagor shall, unless prohibited or restricted from doing so by any applicable Lease, promptly and completely to repair and/or restore the Property in a good and workmanlike manner in accordance with all applicable judgments, decrees, orders, common law rules, statutes, acts, laws, codes, ordinances, permits, licenses, rules or regulations and sound building practices regardless of whether or not Mortgagee agrees to disburse Proceeds or other sums to pay costs of work of repair or reconstruction, unless Mortgagor determines in its reasonable business discretion that it is not prudent to continue with such work or repair.

(d) Mortgagor shall not commit or, subject to the terms of any applicable Lease, allow any act upon or use of the Property which would violate: (i) any applicable judgment, decree, order, common law rule, statute, act, law, code, ordinance, permit, license, rule or regulation, whether now existing or later to be enacted and whether foreseen or unforeseen; or (ii) any public or private covenant, condition, restriction or equitable servitude affecting the Property. Mortgagor shall use diligent efforts to not bring or keep any article on the Property or cause or allow any condition to exist on it, if that could invalidate or would be prohibited by any insurance coverage required to be maintained by Mortgagor on the Property or any part of it.

(e) Mortgagor shall not commit or, subject to any applicable Lease, allow waste of the Property.

(f) Subject to the terms of any applicable Lease, Mortgagor shall not initiate, join in, acquiesce in or consent to any change in any private restrictive covenant, zoning law or other public or private restriction, limiting or defining the uses which may be made of the Property (or any portion thereof) without the express prior written consent of Mortgagee.

(g) Mortgagor shall pay, shall pay prior to delinquency, all payments and amounts due and owing under any Lease.

(h) Mortgagor shall perform all other acts which from the character or use of the Property may be reasonably necessary to maintain and preserve its value, to the extent (i) permitted by the Leases and (ii) not being performed by the tenant under the applicable lease.

5.11 Releases, Extensions, Modifications and Additional Security. Mortgagee may perform any of the following acts without incurring any liability or giving notice to any person:

(a) Release any Person liable for payment of any Secured Obligation;

(b) Extend the time for payment, or otherwise alter the terms of payment, of any Secured Obligation;

(c) Accept additional real or personal property of any kind as security for any Secured Obligation, whether evidenced by deeds of trust, mortgages, security agreements or any other instruments of security;

(d) Alter, substitute or release any property securing the Secured Obligations;

(e) Consent to the making of any plat or map of the Property or any part of it;

(f) Join in granting any easement or creating any restriction affecting the Property; or

(g) Join in any subordination or other agreement affecting this Mortgage or the lien of it; or

(h) Release the Property or any part of it.

5.12 Release. When all of the Secured Obligations have been paid in full, Mortgagee shall release this Mortgage, the lien created thereby, and all notes and instruments evidencing the Secured Obligations. Mortgagor shall pay any costs of preparation and recordation of such release.

5.13 Compensation, Exculpation.

(a) If Mortgagee chooses to dispose of Property through more than one Foreclosure Sale, Mortgagor shall pay all costs, expenses or other advances that may be incurred or made Mortgagee in each of such Foreclosure Sales.

(b) Mortgagee shall not be directly or indirectly liable to Mortgagor or any other person as a consequence of any of the following (except to the extent resulting from the gross negligence or willful misconduct of Mortgagee):

(i) The exercise of or failure by Mortgagee to exercise any rights, remedies or powers granted to Mortgagee in this Mortgage;

(ii) Mortgagee’s failure or refusal to perform or discharge any obligation or liability of Mortgagor under any agreement related to the Property or under this Mortgage; or

(iii) Any loss sustained by Mortgagor or any third party resulting from any failure by Mortgagee to lease the Property, or from any other act or omission of Mortgagee in managing the Property, after an Event of Default, unless the loss is caused by the willful misconduct and bad faith of Mortgagee.

Mortgagor hereby expressly waives and releases all liability of the types described above, and agrees that no such liability shall be asserted against or imposed upon Mortgagee.

5.14 Defense and Notice of Claims and Actions. At Mortgagor’s sole expense, Mortgagor shall protect, preserve and defend the Property and title to and right of possession of the Property, and the security of this Mortgage and the rights and powers of Mortgagee created under it, against all adverse claims. Mortgagor shall give Mortgagee prompt notice in writing if any claim is asserted which does or could affect any such matters, or if any action or proceeding is commenced which alleges or relates to any such claim.

5.15 Subrogation. Mortgagee shall be subrogated to the liens of all encumbrances, whether released of record or not, which are discharged in whole or in part by Mortgagee in accordance with this Mortgage or with the proceeds of any loan secured by this Mortgage.

5.16 Site Visits, Observation and Testing. Subject to the terms of any applicable Lease, Mortgagee and its agents and representatives shall have the right at any reasonable time to enter and visit the Property for the purpose of performing appraisals, observing the Property, taking and removing soil or groundwater samples, and conducting tests on any part of the Property. Unless an Event of Default exists that has not been waived in writing by Mortgagee, Mortgagee shall not have the right without the consent of Mortgagor to visit the Property for such purposes more than twice in any calendar year. Mortgagee has no duty, however, to visit or observe the Property or to conduct tests, and no site visit, observation or testing by Mortgagee, its agents or representatives shall impose any liability on any of Mortgagee, its agents or representatives. In no event shall any site visit, observation or testing by Mortgagee, its agents or representatives be a representation that Hazardous Material are or are not present in, on or under the Property, or that there has been or shall be compliance with any law, regulation or ordinance pertaining to Hazardous Material or any other applicable governmental law. Neither Mortgagor nor any other party is entitled to rely on any site visit, observation or testing by any of Mortgagee, its agents or representatives. Neither Mortgagee, its agents or representatives owe any duty of care to protect Mortgagor or any other party against, or to inform Mortgagor or any other party of, any Hazardous Material or any other adverse condition affecting the Property. Mortgagee shall give Mortgagor reasonable notice before entering the Property. Mortgagee shall make reasonable efforts to avoid interfering with Mortgagor’s use of the Property in exercising any rights provided in this Section 5.16. For purposes of this Section 5.16, “Hazardous Material” means any pollutant, contaminant, toxic substance, chemical substance or mixture, hazardous waste, hazardous material, or hazardous substance, or any oil, petroleum, or petroleum product, as defined in or pursuant to the Resource Conservation and Recovery Act, as amended, the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, the Superfund Amendment and Reauthorization Act, as amended, the Federal Clean Water Act, as amended, the Hazardous Materials Transportation Act, as amended, the Toxic Substances Control Act, as amended, any regulations promulgated under these Acts, or any other Environmental Law.

5.17 Notice of Change. Mortgagor shall give Mortgagee written notice of any change in: (a) the location of its place of business or its chief executive office if it has more than one place of business; (b) the location of any of the Property, including the Books and Records; (c) Mortgagor’s name or business structure; or (d) change of state of incorporation of the Mortgagor. Unless otherwise approved by Mortgagee in writing, all Property that consists of personal property (other than the Books and Records) will be located on the Premises and all Books and Records will be located at Mortgagor’s place of business or chief executive office if Mortgagor has more than one place of business.

6.	Default and Remedies.

6.1 Intentionally Omitted.

6.2 Events of Default. This Mortgage is upon the [STATUTORY CONDITIONS, for any breach of which the Mortgagee shall have the STATUTORY POWER OF SALE]3. Mortgagor will be in default under this Mortgage upon the occurrence of any one or more of the following events (some or all collectively, “Events of Default;” any one singly, an “Event of Default”).

(a) Failure of any of the Borrowers (i) (x) to pay any of the principal, fee or interest of the Secured Obligations when due or (y) to observe or perform any of the other covenants or conditions by any of the Borrowers to be performed under the terms of the Mortgages concerning the payment of money for a period of five (5) days after written notice from Mortgagee that the same is due and payable; or (ii) for a period of thirty (30) days after written notice from Mortgagee, to observe or perform any non-monetary covenant or condition contained in the Mortgages; provided that if any such failure concerning a non-monetary covenant or condition is susceptible to cure but cannot reasonably be cured within said thirty (30) day period, then Mortgagor shall have an additional thirty (30) day period to cure such failure and no Event of Default shall be deemed to exist hereunder so long as (x) Mortgagor commences such cure within the initial thirty (30) day period and diligently and in good faith pursues such cure to completion within such resulting sixty (60) day period from the date of Mortgagee’s notice, and (y) the existence of such uncured default will not result in any tenant under a Lease having the right to terminate such Lease due to such uncured default.

6.3 Remedies. At any time after an Event of Default, Mortgagee shall be entitled to invoke any and all of the rights and remedies described below, in addition to all other rights and remedies available to Mortgagee at law or in equity. All of such rights and remedies shall be cumulative, and the exercise of any one or more of them shall not constitute an election of remedies.

(a) Acceleration. Mortgagee may declare any or all of the Secured Obligations to be due and payable immediately.

(b) Receiver. Mortgagee shall, as a matter of right, without notice and without giving bond to Mortgagor or anyone claiming by, under or through Mortgagor, and without regard for the solvency or insolvency of Mortgagor or the then value of the Property, to the extent permitted by applicable law, be entitled to have a receiver appointed for all or any part of the Property and the Rents, and the proceeds,

[3]	Insert state specific language.

issues and profits thereof, with the rights and powers referenced below and such other rights and powers as the court making such appointment shall confer, and Mortgagor hereby consents to the appointment of such receiver and shall not oppose any such appointment. Such receiver shall have all powers and duties prescribed by applicable law, all other powers which are necessary or usual in such cases for the protection, possession, control, management and operation of the Property, and such rights and powers as Mortgagee would have, upon entering and taking possession of the Property under subsection (c) below.

(c) Entry. Mortgagee, in person, by agent or by court-appointed receiver, may enter, take possession of, manage and operate all or any part of the Property (which may be subject to the provisions of applicable Leases), and may also do any and all other things in connection with those actions that Mortgagee may in its sole discretion consider necessary and appropriate to protect the security of this Mortgage. Such other things may include: taking and possessing all of Mortgagor’s or the then owner’s Books and Records; entering into, enforcing, modifying or canceling leases on such terms and conditions as Mortgagee may consider proper; obtaining and evicting tenants; fixing or modifying Rents; collecting and receiving any payment of money owing to Mortgagee; completing any unfinished construction; and/or contracting for and making repairs and alterations. If Mortgagee so requests, Mortgagor shall assemble all of the Property that is still owned by Mortgagor and has been removed from the Premises and make all of it available to Mortgagee at the site of the Premises. Mortgagor hereby irrevocably constitutes and appoints Mortgagee as Mortgagor’s attorney-in-fact to perform such acts and execute such documents as Mortgagee in its sole discretion may consider to be appropriate in connection with taking these measures, including endorsement of Mortgagor’s name on any instruments.

(d) Cure; Protection of Security. Mortgagee may cure any breach or default of Mortgagor, and if it chooses to do so in connection with any such cure, Mortgagee may also enter the Property and/or do any and all other things which it may in its sole discretion consider necessary and appropriate to protect the security of this Mortgage. Such other things may include: appearing in and/or defending any action or proceeding which purports to affect the security of, or the rights or powers of Mortgagee under, this Mortgage; paying, purchasing, contesting or compromising any encumbrance, charge, lien, claim of lien or imposition which in Mortgagee’s sole judgment is or may be senior in priority to this Mortgage, such judgment of Mortgagee or to be conclusive as among the parties to this Mortgage; obtaining insurance and/or paying any premiums or charges for insurance; otherwise caring for and protecting any and all of the Property; and/or employing counsel, accountants, contractors and other appropriate persons to assist Mortgagee. Mortgagee may take any of the actions permitted under this Subsection 6.3(d) either with or without giving notice to any person. Any reasonable amounts expended by Mortgagee under this Subsection 6.3(d) shall be secured by this Mortgage.

(e) Uniform Commercial Code Remedies. Mortgagee may exercise any or all of the remedies granted to a secured party under the Uniform Commercial Code in the State in which the Property is located.

(f) Foreclosure; Lawsuits. Mortgagee shall have the right, in one or several concurrent or consecutive proceedings, to foreclose the lien hereof upon the Property or any part thereof, for the Secured Obligations, or any part thereof, by any proceedings appropriate under applicable law. Mortgagee or its nominee may bid and become the purchaser of all or any part of the Property at any foreclosure or other sale hereunder, and the amount of Mortgagee’s successful bid shall be credited on the Secured Obligations. Without limiting the foregoing, Mortgagee may proceed by a suit or suits in law or equity, whether for specific performance of any covenant or agreement herein contained or in aid of the execution of any power herein granted, or for any foreclosure under the judgment or decree of any court of competent jurisdiction.

(g) Other Remedies. Mortgagee may exercise all rights and remedies contained in any other instrument, document, agreement or other writing heretofore, concurrently or in the future executed by Mortgagor or any other person or entity in favor of Mortgagee in connection with the Secured Obligations or any part thereof, without prejudice to the right of Mortgagee thereafter to enforce any appropriate remedy against Mortgagor. Mortgagee shall have the right to pursue all remedies afforded to a mortgagee under applicable law, and shall have the benefit of all of the provisions of such applicable law, including all amendments thereto which may become effective from time to time after the date hereof.

(h) Sale of Personal Property. Mortgagee shall have the discretionary right to cause some or all of the Property, which constitutes personal property, to be sold or otherwise disposed of in any combination in accordance with Article 9 of the Uniform Commercial Code in the state in which the Property is situated or in any other manner permitted by applicable law.

(i) For purposes of this power of sale, Mortgagee may elect to treat as personal property any Property which is intangible or which can be severed from the Premises or Improvements without causing structural damage. If it chooses to do so, Mortgagee may dispose of any personal property, in any manner permitted by Article 9 of the Uniform Commercial Code of the State in which the Property is located, including any public or private sale, or in any manner permitted by any other applicable law.

(ii) In connection with any sale or other disposition of such Property, Mortgagor agrees compliance with the Uniform Commercial Code, as the same may be amended from time to time, shall constitute a commercially reasonable sale: Mortgagee shall mail written notice of the sale to Mortgagor not later than thirty (30) days prior to such sale. Mortgagee will publish notice of the sale in a local daily newspaper of general circulation. Upon receipt of any written request, Mortgagor will make the Property available to any bona fide prospective purchaser for inspection during reasonable business hours. Notwithstanding, Mortgagee shall be under no obligation to consummate a sale if, in its judgment, none of the offers received by it equals the fair value of the Property offered for sale. The foregoing procedures do not constitute the only procedures that may be commercially reasonable, and

(iii) Single or Multiple Foreclosure Sales. If the Property consists of more than one lot, parcel or item of property, Mortgagee may:

(iv) Designate the order in which the lots, parcels and/or items shall be sold or disposed of or offered for sale or disposition; and

(v) Elect to dispose of the lots, parcels and/or items through a single consolidated sale or disposition to be held or made under or in connection with judicial proceedings, or by virtue of a judgment and decree of foreclosure and sale; or through two or more such sales or dispositions; or in any other manner Mortgagee may deem to be in its best interests (any such sale or disposition, a “Foreclosure Sale;” and any two or more, “Foreclosure Sales”).

If Mortgagee chooses to have more than one Foreclosure Sale, Mortgagee at its option may cause the Foreclosure Sales to be held simultaneously or successively, on the same day, or on such different days and at such different times and in such order as Mortgagee may deem to be in its best interests. No Foreclosure Sale shall terminate or affect the liens of this Mortgage on any part of the Property which has not been sold, until all of the Secured Obligations have been paid in full.

6.4 Credit Bids. At any Foreclosure Sale, any person, including Mortgagor or Mortgagee, may bid for and acquire the Property or any part of it to the extent permitted by then applicable law. Instead of paying cash for such property, Mortgagee may settle for the purchase price by crediting the sales price of the property against the following obligations:

(a) First, the portion of the Secured Obligations attributable to the expenses of sale, costs of any action and any other sums for which Mortgagor is obligated to pay or reimburse Mortgagee under Section 5.13 of this Mortgage; and

(b) Second, all other Secured Obligations in any order and proportions as Mortgagee in its sole discretion may choose.

6.5 Application of Foreclosure Sale Proceeds. Mortgagee shall apply the proceeds of any Foreclosure Sale in the following manner:

(a) First, to pay the portion of the Secured Obligations attributable to the expenses of sale, costs of any action and any other sums for which Mortgagor is obligated to reimburse Mortgagee under Section 5.13 of this Mortgage;

(b) Second, to pay the portion of the Secured Obligations attributable to any sums expended or advanced by Mortgagee under the terms of this Mortgage which then remain unpaid;

(c) Third, to pay all other Secured Obligations in any order and proportions as Mortgagee in its sole discretion may choose; and

(d) Fourth, to remit the remainder, if any, to the person or persons entitled to it or to pay such funds into a court having jurisdiction over such funds.

6.6 Application of Rents and Other Sums. Upon the occurrence of and during the continuance of an Event of Default, Mortgagee shall apply any and all Rents collected by it, and any and all sums other than proceeds of a Foreclosure Sale which Mortgagee may receive or collect under Section 6.3 above, in the following manner:

(a) First, to pay the portion of the Secured Obligations attributable to the costs and expenses of operation and collection that may be incurred by Mortgagee or any receiver;

(b) Second, to pay all other Secured Obligations in any order and proportions as Mortgagee in its sole discretion may choose; and

(c) Third, to remit the remainder, if any, to the person or persons entitled to it or to pay such funds into a court having jurisdiction over such funds.

Mortgagee shall have no liability for any funds which it does not actually receive.

7.	Miscellaneous Provisions.

7.1 No Waiver or Cure.

(a) Each waiver by Mortgagee must be in writing, and no waiver shall be construed as a continuing waiver. No waiver shall be implied from any delay or failure by Mortgagee to take action on account of any default of Mortgagor. Consent by Mortgagee to any act or omission by Mortgagor shall not be construed as a consent to any other or subsequent act or omission or to waive the requirement for Mortgagee’s consent to be obtained in any future or other instance.

(b) If any of the events described below occurs, that event alone shall not: cure or waive any breach, Event of Default or notice of default under this Mortgage or invalidate any act performed pursuant to any such default or notice; or nullify the effect of any notice of default or sale (unless all Secured Obligations then due have been paid and performed and all other defaults have been cured); or impair the security of this Mortgage; or prejudice Mortgagee or any receiver in the exercise of any right or remedy afforded any of them under this Mortgage; or be construed as an affirmation by Mortgagee of any tenancy, lease or option, or a subordination of the lien of this Mortgage.

(i) Mortgagee, its agent or a receiver takes possession of all or any part of the Property in the manner provided in Subsection 6.3(c).

(ii) Mortgagee collects and applies Rents as permitted under Sections 2.3 and 6.6 above, either with or without taking possession of all or any part of the Property.

(iii) Mortgagee receives and applies to any Secured Obligation any proceeds of any Property, including any proceeds of insurance policies, condemnation awards, or other claims, property or rights assigned to Mortgagee under Section 5.9 above.

(iv) Mortgagee makes a site visit, observes the Property and/or conducts tests as permitted under Section 5.16 above.

(v) Mortgagee receives any sums under this Mortgage or any proceeds of any collateral held for any of the Secured Obligations, and applies them to one or more Secured Obligations.

(vi) Mortgagee or any receiver invokes any right or remedy provided under this Mortgage.

7.2 Powers of Mortgagee.

(a) If Mortgagee performs any act which it is empowered or authorized to perform under this Mortgage, including any act permitted by Section 5.13 or Subsection 6.3(d) of this Mortgage, that act alone shall not release or change the personal liability of any Person for the payment and performance of the Secured Obligations then outstanding, or the lien of this Mortgage on all or the remainder of the Property for full payment and performance of all outstanding Secured Obligations. The liability of the original Mortgagor shall not be released or changed if Mortgagee grants any successor in interest to Mortgagor any extension of time for payment, or modification of the terms of payment, of any Secured Obligation. Mortgagee shall not be required to comply with any demand by the original Mortgagor that Mortgagee refuse to grant such an extension or modification to, or commence proceedings against, any such successor in interest.

(b) Mortgagee may take any of the actions permitted under Subsections 6.3(b) and/or 6.3(c) regardless of the adequacy of the security for the Secured Obligations, or whether any or all of the Secured Obligations have been declared to be immediately due and payable, or whether notice of default and election to sell has been given under this Mortgage.

(c) From time to time, Mortgagee may apply to any court of competent jurisdiction for aid and direction in executing and enforcing the rights and remedies created under this Mortgage. Mortgagee may from time to time obtain orders or decrees directing, confirming or approving acts in executing and enforcing these rights and remedies.

7.3 Merger. No merger shall occur as a result of Mortgagee’s acquiring any other estate in or any other lien on the Property unless Mortgagee consents to a merger in writing.

7.4 Joint and Several Liability. If Mortgagor consists of more than one Person, each shall be jointly and severally liable for the faithful performance of all of Mortgagor’s obligations under this Mortgage.

7.5 Applicable Law. The creation, perfection and enforcement of the lien of this Mortgage shall be governed by the law of the [State of location of Property] without reference to the principles of conflicts of laws. Subject to the foregoing, in all other respects, this Mortgage shall be governed by the substantive laws of the State of New York without reference to the principles of conflicts of laws that would require the application of the laws of another jurisdiction. Wherever possible, each provision of this Mortgage shall be interpreted in such manner as to be effective and valid under applicable law, but if any provisions of this Mortgage shall conflict with, be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Mortgage. In the event that any provision or clause of this Mortgage conflicts with applicable law, such conflict shall not affect other provisions which can be given effect without the conflicting provision, and to this end, the provisions of this Mortgage are declared to be severable.

7.6 Successors in Interest. The terms, covenants and conditions of this Mortgage shall be binding upon and inure to the benefit of the heirs, successors and assigns of the parties. However, this Section 7.6 does not waive the provisions of Section 6.1 above.

7.7 Interpretation.

(a) Whenever the context requires, all words used in the singular will be construed to have been used in the plural, and vice versa, and each gender will include any other gender. The captions of the sections of this Mortgage are for convenience only and do not define or limit any terms or provisions. The word “include(s)” means “include(s), without limitation,” and the word “including” means “including, but not limited to.”

(b) The word “obligations” is used in its broadest and most comprehensive sense, and includes all primary, secondary, direct, indirect, fixed and contingent obligations. It further includes all principal, interest, prepayment charges, late charges, loan fees and any other fees and charges accruing or assessed at any time, as well as all obligations to perform acts or satisfy conditions.

(c) No listing of specific instances, items or matters in any way limits the scope or generality of any language of this Mortgage. The Exhibits to this Mortgage are hereby incorporated in this Mortgage.

7.8 Documentary Stamps and Other Taxes. In addition to (and without limiting the generality of) the foregoing, Mortgagor hereby agrees to defend, indemnify, and hold Mortgagee harmless from and against any and all liability for transfer taxes, documentary stamp taxes and intangible taxes (together with all interest, penalties, costs, and attorneys’ fees incurred in connection therewith) that at any time may be levied, assessed, or imposed by the State of                      or any other governmental entity or agency upon the transfer of title to the real property encumbered hereby, this Mortgage, the Note or any of the other Loan Documents evidencing or securing the loan which is the subject of the Note, or any amendment, extension, or renewal of any of the foregoing, or upon Mortgagee by virtue of owning or holding any of the foregoing instruments or documents, all of which shall be secured by the lien and security interest of the loan documents (as from time to time amended). Whenever attorneys’ fees are provided to be paid, the term shall include any and all attorneys’ fees, attorney’s accountant fees, paralegals’ and law clerks’ (and similar persons’) fees, including but not limited to, fees at the pretrial, trial and appellate levels, and in collection proceedings, incurred or paid by Mortgagee in protecting its interest in the collateral and enforcing its rights hereunder based on the actual market hourly rates for the persons providing services to Mortgagee. The provisions of this Section shall survive the repayment of the indebtedness secured hereby and the satisfaction of this Mortgage and the other Loan Documents for so long as any claim may be asserted by the State of                      or any such other governmental entity or agency.

7.9 Waiver of Statutory Rights. To the extent permitted by law, Mortgagor hereby agrees that it shall not and will not apply for or avail itself of any appraisement, valuation, stay, extension or exemption laws, or any so-called “Moratorium Laws,” now existing or hereafter enacted, in order to prevent or hinder the enforcement or foreclosure of this Mortgage, but hereby waives the benefit of such laws, to the extent waivable. Mortgagor for itself and all who may claim through or under it waives any and all right to have the property and estates comprising the Property marshaled upon any foreclosure of the lien hereof and agrees that any court having jurisdiction to foreclose such lien may order the Property sold as an entirety. Mortgagor hereby waives any and all rights of redemption from sale under any judgment of foreclosure of this Mortgage on behalf of Mortgagor and on behalf of each and every person acquiring any interest in or title to the Property of any nature whatsoever, subsequent to the date of this Mortgage. The foregoing waiver of right of redemption is made pursuant to, and to the extent permitted, the provisions of applicable law.

7.10 Severability. If any provision of this Mortgage should be held unenforceable or void, that provision shall be deemed severable from the remaining provisions and shall in no way affect the validity of this Mortgage except that if such provision relates to the payment of any monetary sum, then Mortgagee may, at its option, declare all Secured Obligations immediately due and payable.

7.11 Notices. Any notice or demand which is made hereunder shall be delivered by (a) certified mail, return receipt requested, (b) hand delivered, (c) delivered by overnight courier, or (d) by email, provided that a confirmation copy is delivered within one (1) business day by a method set forth in clause (a), (b) or (c). Such delivery shall be deemed complete upon the second Business Day after mailing, if mailed, on the Business Day after deposit with overnight courier, if sent by overnight courier, and upon delivery, if hand-delivered or delivered by email:

Mortgagor:	[ ]
[ ]
[ ]

With a copy to:	Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104
Attention: Ronald B. Emanuel, Esq.
E-mail RBEmanuel@bryancave.com

Mortgagee:	[ ]
[ ]
[ ]

With a copy to:	[ ]
[ ]
[ ]

Any notice or demand delivered to the person or entity named above to accept notices and demands for Mortgagor shall constitute notice or demand duly delivered to Mortgagor, even if delivery is refused.

7.12 Maximum Amount. The total unpaid principal balance of indebtedness secured hereby (including disbursements that the Mortgagee may, but shall not be obligated to, make under this Mortgage or the Note) shall not exceed $[            ], plus interest thereon, and any late charges, foreclosure costs and collection costs made for the enforcement of this Mortgage and any remedies hereunder, taxes, special assessments, maintenance costs of any kind, recording fees, utilities or insurance on the Property and interest on such disbursements and all disbursements by Mortgagee pursuant to applicable law (all such indebtedness being hereinafter referred to as the maximum amount secured hereby). This Mortgage shall be valid and have priority to the extent of the maximum amount secured hereby over all subsequent liens and encumbrances, except as otherwise provided by law.

7.13 Mortgagee’s Lien for Service Charge and Expenses. At all times, regardless of whether any Loan proceeds have been disbursed, this Mortgage secures (in addition to any Loan proceeds disbursed from time to time) the payment of any and all loan commissions, service charges, liquidated damages, expenses and advances due to or incurred by Mortgagee.

7.14 WAIVER OF TRIAL BY JURY. MORTGAGOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT THAT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING IN ANY WAY IN CONNECTION WITH THIS MORTGAGE, THE NOTE, THE LOAN OR ANY OTHER STATEMENTS OR ACTIONS OF MORTGAGOR OR MORTGAGEE. MORTGAGOR ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED IN THE SIGNING OF THIS MORTGAGE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS DISCUSSED THIS WAIVER WITH SUCH LEGAL COUNSEL. MORTGAGOR FURTHER ACKNOWLEDGES THAT (i) IT HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER, (ii) THIS WAIVER IS A MATERIAL INDUCEMENT FOR MORTGAGEE TO MAKE THE LOAN, ENTER INTO THIS MORTGAGE.

7.15 Exhibits, Schedules and Addendum; No Homestead. Schedules A, and B are attached hereto. The Property subject to this Mortgage does not constitute homestead premises.

7.16 Interest of Judgments. It is agreed that the rate of interest payable on any judgments entered into in favor of Mortgagee in connection with the loan evidenced and secured hereby, including but not limited to any guaranties or indemnities with respect thereto, shall be the higher of (i) the default interest rate provided in the Note, and (ii) the rate provided by applicable law.

7.17 [INSERT STATE SPECIFIC PROVISIONS]

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Mortgagor has executed this Mortgage as of the date first above written.

[INSERT MORTGAGOR SIGNATURE BLOCK]

By:
Title:

STATE OF                           )

COUNTY OF                      ) SS.

The foregoing instrument was acknowledged before me this                     , at                      by                     , as                      of                     , a                     , and (s)he acknowledged the signing of this document to be her/his free act and deed, the free act and deed of                     .

Sign Name:
Notary Public

Print Name:

My Commission Expires:

[INSERT MORTGAGEE SIGNATURE BLOCK]

By:
Title:

STATE OF                          )

COUNTY OF                     ) SS.

The foregoing instrument was acknowledged before me this                     , at                      by                     , as                      of                     , a                     , and (s)he acknowledged the signing of this document to be her/his free act and deed, the free act and deed of                     .

Sign Name:
Notary Public

Print Name:

My Commission Expires:

SCHEDULE I

Resorts

Resort Companies	Resort
CLP Snoqualmie, LLC	The Summit at Snoqualmie Snoqualmie Pass, Washington

CLP Brighton, LLC	Brighton Ski Resort Brighton, Utah

CLP Gatlinburg Partnership, LP	Gatlinburg Sky Lift Gatlinburg, Tennessee

CLP Loon Mountain, LLC	Loon Mountain Resort Lincoln, New Hampshire

CLP Sunday River, LLC	Sunday River Bethel, Maine

CLP Sugarloaf, LLC	Sugarloaf Carrabassett Valley, Maine

CLP Crested Butte, LLC	Crested Butte Crested Butte, Colorado

CLP Okemo Mountain, LLC	Okemo Mountain Resort Ludlow, Vermont

CLP Mount Sunapee, LLC	Mount Sunapee Resort Newbury, New Hampshire

CLP Jiminy Peak, LLC	Jiminy Peak Hancock, Massachusetts

CLP Mountain High, LLC	Mountain High Wrightwood, California

CLP Stevens Pass, LLC	Stevens Pass Ski Area Skykomish, Washington

CLP Sierra, LLC	Sierra-at-Tahoe Twin Bridges, California

SCHEDULE A

Description of Premises

SCHEDULE B

Exhibit B

FORM OF BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT

(U.S. ASSET SALE)

This BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is entered into as of [●], 2017, by and between [NAME OF U.S. ASSET SELLER], a [TYPE OF ENTITY] (“Assignor”), and [NAME OF PURCHASER], a [TYPE OF ENTITY], or its permitted assigns (“Assignee”).

WHEREAS, Assignor and [EPR Properties/Ski Resort Holdings LLC], the owner directly or indirectly, of 100% of Assignee, are parties to that certain Purchase and Sale Agreement, dated as of [●], 2016 (as may be amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”), and [EPR/Ski Resort Holdings LLC] has assigned its rights to acquire the Transferred Assets (as defined below) to Assignee; and

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement, (i) Assignor has agreed to sell, assign, transfer, convey and deliver to Assignee, and Assignee has agreed to purchase, acquire, accept and take assignment and delivery from Assignor, all of Assignor’s right, title and interest in, to, and under all of the [U.S. Attractions Purchased Assets/U.S. Ski Attractions Purchased Assets](as defined in the Purchase Agreement) (the “Transferred Assets”), and (ii) Assignee has agreed to assume all of the U.S. Assumed Liabilities incurred in connection with, or relating to, the Transferred Assets, but will not assume any U.S. Excluded Liabilities.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Definitions. Capitalized terms used in this Agreement but not defined herein shall have the meanings given to them in the Purchase Agreement.

2. Transfer of Assets. Effective at the Closing, upon the terms and subject to the conditions set forth in this Agreement and the Purchase Agreement, in consideration for a portion of the [Attractions Purchaser Closing Consideration/Ski Purchaser Closing Consideration] (which amount is subject to adjustment as set forth in the Purchase Agreement), Assignor hereby sells, assigns, transfers, conveys and delivers to Assignee, according to the sequence of transactions set forth in Section 2.11 of the Purchase Agreement, and Assignee hereby purchases, acquires, accepts and takes assignment and delivery from Assignor, all of Assignor’s right, title and interest in, to and under the Transferred Assets.

3. Assumption of Liabilities. Effective at the Closing, upon the terms and subject to the conditions of this Agreement and the Purchase Agreement, Assignee hereby assumes and agrees to pay, defend, discharge and perform as and when due and performable, and indemnifies, discharges and holds harmless Assignor and its Affiliates against, all U.S. Assumed Liabilities, whether arising prior to, on or after, the Closing Date, incurred in connection with, or relating to, the Transferred Assets, except for the U.S. Excluded Liabilities.

4. Terms of the Purchase Agreement. The terms of the Purchase Agreement, including but not limited to the representations, warranties, covenants, agreements and indemnities, relating to the Transferred Assets are incorporated herein by reference. Assignor and Assignee acknowledge and agree that the representations, warranties, covenants and indemnities contained in the Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

5. Further Assurances. Each of the parties hereto covenant and agree that they will execute, deliver and acknowledge from time to time at the request of the other, and without further consideration, all such further instruments of assignment or assumption of rights and/or obligations as may be reasonably required in order to give effect to the transactions described herein.

6. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

7. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given, delivered and received if delivered or sent in accordance with Section 11.2 of the Purchase Agreement, with any notice delivered to [EPR Properties/Ski Resort Holdings LLC] automatically deemed to be delivery to the Assignee.

8. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, subject to the conditions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

ASSIGNOR

[NAME OF ASSIGNOR ENTITY]

By:
Name:
Title:

ASSIGNEE

[NAME OF APPLICABLE PURCHASER]

By:
Name:
Title:

Signature Page to Bill of Sale, Assignment and Assumption Agreement (U.S. Asset Sale)]

FORM OF EQUITY INTERESTS ASSIGNMENT AND ASSUMPTION AGREEMENT

(U.S. INTEREST SALE)

This EQUITY INTERESTS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is entered into as of [●], 2017, by and between [NAME OF U.S. EQUITY SELLER], a [TYPE OF ENTITY] (“Assignor”), and [NAME OF U.S EQUITY PURCHASER], a [TYPE OF ENTITY], or its permitted assigns (“Assignee”).

WHEREAS, Assignor and Assignee (or its respective affiliates) are parties to that certain Purchase and Sale Agreement, dated as of [●], 2016 (as may be amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”);

WHEREAS, Assignor owns 100% of the outstanding equity interests (the “Interests”) in each of the Persons set forth on Schedule I attached hereto (the “Transferred Entities”);

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement, (i) Assignor has agreed to sell, assign, transfer, convey and deliver to Assignee the Interests, free and clear of all Liens (other than Liens created under applicable securities Laws), and Assignee has agreed to purchase, acquire, accept and take assignment and delivery from Assignor, all of Assignor’s right, title and interest in, to, and under all of the Interests, free and clear of all Liens (other than Liens created under applicable securities Laws).

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Definitions. Capitalized terms used in this Agreement but not defined herein shall have the meanings given to them in the Purchase Agreement.

2. Assignment of Interests. Effective at the Closing, upon the terms and subject to the conditions set forth in this Agreement and the Purchase Agreement, in consideration for a portion of the [Attractions Purchaser Closing Consideration/Ski Purchaser Closing Consideration] (which amount is subject to adjustment as set forth in the Purchase Agreement), Assignor hereby sells, assigns, transfers, conveys and delivers to Assignee the Interests in the Transferred Entities, according to the sequence of transactions set forth in Section 2.11 of the Purchase Agreement, including, without limitation, any and all interest of Assignor in and to all profits, losses, distributions and capital in connection with the Interests under the Organizational Documents of the Transferred Entities from and after the date of this Agreement; and Assignee hereby purchases, acquires, accepts and takes assignment and delivery from Assignor, all of Assignor’s right, title and interest in, to and under the Interests and all rights of Assignor under the Organizational Documents of the Transferred Entities and assumes the Interests and all obligations of Assignor under the Organizational Documents of the Transferred Entities.

3. Assumption of Interests by Assignee. Effective at the Closing, upon the terms and subject to the conditions of this Agreement and the Purchase Agreement, Assignee hereby accepts from Assignor the Interests and assumes the Interests and all obligations of Assignor under the Organizational Documents of the Transferred Entities.

4. Additional Approvals.

(i) To the extent the Interests are evidenced by stock certificates or partnership interest or membership interest certificates (each, a “Certificate”), the parties hereby agree that (a) each Certificate shall be delivered to Assignee concurrently with the execution hereof; (b) this Assignment, and Assignor’s signature hereto, also constitutes an assignment and transfer of each Certificate (and shall be deemed to satisfy any form requirements of such Certificate); (c) Assignee’s signature hereto also constitutes an application for transfer of each

Certificate, including any agreements and representations required by such Certificate (and shall be deemed to satisfy any form requirements of such Certificate), and (d) to the extent that a Transferred Entity is a partnership or limited liability company, Assignee shall be admitted as a substitute member or partner, as the case may be, of such Transferred Entity in accordance with such Transferred Entity’s Organizational Documents. Assignor hereby irrevocably constitutes and appoints Assignee and its authorized officers as attorney-in-fact for the limited purposes of transferring each such Certificate on the books and records of each Transferred Entity, with full power of substitution in the premises. The parties hereto covenant and agree that they will execute, deliver and acknowledge from time to time at the request of the other, and without further consideration, all such further instruments of assignment or assumption of rights and/or obligations as may be reasonably required in order to give effect to the transactions described herein.

(ii) To the extent that the applicable Transferred Entity’s Organizational Documents provide that interests therein shall be certificated and such certificates shall not have been delivered to Assignee on the date hereof, then such certificates shall be deemed to have been lost or destroyed, and to the extent that any such certificates shall be found following the date hereof, that parties covenant and agree to take all applicable actions to transfer and deliver such certificates to Assignee.

(iii) Assignor represents and warrants that it has all requisite approval under the terms of any Organizational Document of the Transferred Entities to permit the assignment of the Interests to Assignee.

5. Further Assurances. Each of the parties hereto covenant and agree that they will execute, deliver and acknowledge from time to time at the request of the other, and without further consideration, all such further instruments of assignment or assumption of rights and/or obligations as may be reasonably required in order to give effect to the transactions described herein.

6. Terms of the Purchase Agreement. The terms of the Purchase Agreement, including but not limited to the representations, warranties, covenants, agreements and indemnities relating to the Interests and Transferred Entities are incorporated herein by reference. Assignor and Assignee acknowledge and agree that the representations, warranties, covenants and indemnities contained in the Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

7. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

8. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given, delivered and received if delivered or sent in accordance with Section 11.2 of the Purchase Agreement.

9. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, subject to the conditions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

ASSIGNOR

[NAME OF ASSIGNOR ENTITY]

By:
Name:
Title:

ASSIGNEE

[NAME OF APPLICABLE PURCHASER]

By:
Name:
Title:

Signature Page to Form of Equity Interests Assignment and Assumption Agreement (U.S. Interest Sale)

SCHEDULE I

Name of Entity	Interest

Schedule I to Equity Interests Assignment and Assumption Agreement (U.S. Interest Sale)

Exhibit D

FORM OF ASSIGNMENT AND ASSUMPTION OF PERSONAL PROPERTY LEASES

This ASSIGNMENT AND ASSUMPTION OF PERSONAL PROPERTY LEASES (this “Agreement”) is entered into as of [●], 2017, by and between [NAME OF U.S. ASSET SELLER], a [TYPE OF ENTITY] (“Assignor”), and [NAME OF U.S ASSET PURCHASER], a [TYPE OF ENTITY], or its permitted assigns (“Assignee”).

WHEREAS, Assignor and [EPR Properties/[OZ entity], the owner, directly or indirectly, of 100% of Assignee, are parties to that certain Purchase and Sale Agreement, dated as of [●], 2016 (as may be amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”) and [EPR/OZ] has assigned its rights to acquire the Personal Property Leases (as defined in the Purchase Agreement) to Assignee; and

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement, Assignor has agreed to sell, assign, transfer, convey and deliver to Assignee all rights and obligations of the Assignor under any Personal Property Lease to which it is a party.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Definitions. Capitalized terms used in this Agreement but not defined herein shall have the meanings given to them in the Purchase Agreement.

2. Assignment and Assumption. Effective at the Closing, upon the terms and subject to the conditions set forth in this Agreement and the Purchase Agreement, in consideration for a portion of the [Attractions Purchaser Closing Consideration/Ski Purchaser Closing Consideration] (which amount is subject to adjustment as set forth in the Purchase Agreement), Assignor hereby sells, assigns, transfers, conveys and delivers (the “Assignment”) to Assignee all of Assignor’s right, title, benefit, privilege and interest in and to, and all of Assignor’s burdens, obligations and liabilities in connection with, its Personal Property Leases and has obtained, wherever necessary, any requisite consents to such Assignment. Effective at the Closing, upon the terms and subject to the conditions of this Agreement and the Purchase Agreement, Assignee hereby assumes and agrees to pay, defend, discharge and perform as and when due and performable, and indemnifies, discharges and holds harmless Assignor and its Affiliates against, all Liabilities, whether arising prior to, on or after, the Closing Date, incurred in connection with, or relating to, such Personal Property Leases, except for the U.S. Excluded Liabilities.

3. Further Assurances. Each of the parties hereto covenant and agree that they will execute, deliver and acknowledge from time to time at the request of the other, and without further consideration, all such further instruments of assignment or assumption of rights and/or obligations as may be reasonably required in order to give effect to the transactions described herein.

4. Terms of the Purchase Agreement. The terms of the Purchase Agreement, including but not limited to the representations, warranties, covenants, agreements and indemnities relating to the Purchased Assets are incorporated herein by reference. Assignor and Assignee acknowledge and agree that the representations, warranties, covenants and indemnities contained in the Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

5. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

6. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given, delivered and received if delivered or sent in accordance with Section 11.2 of the Purchase Agreement, with any notice delivered to [EPR/OZ entity] automatically deemed to be delivery to the Assignee.

7. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, subject to the conditions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

ASSIGNOR

[NAME OF ASSIGNOR ENTITY]

By:
Name:
Title:

ASSIGNEE

[NAME OF APPLICABLE PURCHASER]

By:
Name:
Title:

Signature Page to Form of Assignment and Assumption of Personal Property Leases

Exhibit E

FORM OF BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT

(U.S. ASSET SALE)

This BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is entered into as of [●], 2017, by and between CLP Partners, L.P., a Delaware limited partnership (“Assignor” or “Operating Partnership”), and [NAME OF PURCHASER], a [TYPE OF ENTITY], or its permitted assigns (“Assignee”).

WHEREAS, affiliates of Assignor and Assignee are parties to that certain Purchase and Sale Agreement, dated as of [●], 2016 (as may be amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”); and

WHEREAS, Assignor has agreed to assign the assets set forth on Schedule I (the “Operating Partnership Transferred Assets”) to Assignee, and Assignee has agreed to assume the Operating Partnership Transferred Assets, as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Definitions. Capitalized terms used in this Agreement but not defined herein shall have the meanings given to them in the Purchase Agreement.

2. Transfer of Operating Partnership Assets. Effective at the Closing, upon the terms and subject to the conditions set forth in this Agreement and the Purchase Agreement, in consideration for a portion of the Attractions Purchaser Closing Consideration (which amount is subject to adjustment as set forth in the Purchase Agreement), Assignor hereby sells, assigns, transfers, conveys and delivers to Assignee, according to the sequence of transactions set forth in Section 2.11 of the Purchase Agreement, and Assignee hereby purchases, acquires, accepts and takes assignment and delivery from Assignor, all of Assignor’s right, title and interest in, to and under the Operating Partnership Transferred Assets.

3. Assumption of Liabilities. Effective at the Closing, upon the terms and subject to the conditions of this Agreement and the Purchase Agreement, Assignee hereby assumes and agrees to pay, defend, discharge and perform as and when due and performable, and indemnifies, discharges and holds harmless Assignor and its Affiliates against, all Liabilities, whether arising prior to, on or after, the Closing Date, incurred in connection with, or relating to, the Operating Partnership Transferred Assets, except for the U.S. Excluded Liabilities.

4. Terms of the Purchase Agreement. The terms of the Purchase Agreement, including but not limited to the representations, warranties, covenants, agreements and indemnities, relating to the Operating Partnership Transferred Assets are incorporated herein by reference. Assignor and Assignee acknowledge and agree that the representations, warranties, covenants and indemnities contained in the Purchase Agreement shall not be superseded hereby but shall remain in full force and effect to the full extent provided therein. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

5. Further Assurances. Each of the parties hereto covenant and agree that they will execute, deliver and acknowledge from time to time at the request of the other, and without further consideration, all such further instruments of assignment or assumption of rights and/or obligations as may be reasonably required in order to give effect to the transactions described herein.

6. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

7. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given, delivered and received if delivered or sent in accordance with Section 11.2 of the Purchase Agreement, with notice to CNL Lifestyle Properties, Inc. being deemed delivery of notice to the Assignor and delivery of notice to EPR Properties being deemed delivery of notice to Assignee.

8. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, subject to the conditions hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

ASSIGNOR

CLP PARTNERS, L.P.

By:	CLP GP Corp., its general partner

By:
Name:
Title:

ASSIGNEE

[NAME OF APPLICABLE ENTITY]

By:
Name:
Title:

Signature Page to Bill of Sale, Assignment and Assumption Agreement (CLP Partners, L.P.)

SCHEDULE I

Transferred Assets1

1.	Limited Liability Company Interest Pledge Agreement with Horizon Family Holding, L.L.C. (2/2/2010)

2.	ROFO Letter Agreement with Harvest Entertainment, LLC (undated)

3.	All other agreements that need to be assigned as a result of the source capital transaction

[1]	To be updated, as necessary.

Exhibit F

TRADEMARK ASSIGNMENT

This Trademark Assignment (this “Assignment”) is made effective as of this             day of             , 2017, by and between [Assignor], a [corporation] organized and existing under the laws of [State/Country], and having a usual place of business at [Address] (“Assignor”) and [Assignee], a [corporation] organized and existing under the laws of [State/Country], and having a usual place of business at [Address] (“Assignee”).

WHEREAS, Assignor holds all right, title and interest in and to the trademarks, service marks and trade names set forth on Exhibit A attached hereto and incorporated herein by reference (the “Marks”);

WHEREAS, Assignor and [EPR Properties][Ski Resort Holdings LLC] are parties to that certain Purchase and Sale Agreement, dated as of             , 2016 (as may be amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”), pursuant to which Assignor transferred, sold and conveyed to Assignee substantially all of the assets of Assignor, including the Marks and the goodwill of the business symbolized thereby;

WHEREAS, Assignor now wishes to assign the Marks to Assignee, and Assignee is desirous of acquiring the Marks from Assignor, together with the goodwill of the business symbolized thereby;

WHEREAS, Assignor is conveying the Marks to Assignee as part of the transfer of all or substantially all of the assets of a going business; and

WHEREAS, the execution and delivery of this Assignment is a condition to Closing under the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises set forth above and in the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

Assignor does hereby sell, assign, convey and transfer unto Assignee and its successors, assigns and legal representatives, Assignor’s entire right, title and interest in and throughout the world in and to the Marks (including any common law rights that may exist and are associated therewith and all associated registrations therefor, together with the benefit of all use of the Marks), together with the goodwill of the business symbolized thereby and appurtenant thereto, the same to be held and enjoyed by Assignee, its successors, permitted assigns or legal representatives, together with income, royalties, damages or payments due on or after the date hereof, including, without limitation, all claims for damages or payments by reason of infringement or unauthorized use of the Marks, along with the right to sue for past infringements and collect same for Assignee’s sole use and enjoyment.

Assignor does hereby authorize the Director of the United States Patent & Trademark Office, and the empowered official of any U.S. State, or any country or countries foreign to the United States whose duty it is to record trademark registrations, applications and title thereto, to record the Marks and title thereto as the property of Assignee, its successors, assigns or legal representatives in accordance with the terms of this instrument. To the extent Assignor retains any right, title or interest in or to the Marks that cannot be assigned to Assignee pursuant to this Assignment, then Assignor hereby agrees to waive for all time any claims that Assignor may have concerning the Marks. Assignor shall make no further use of the Marks for its own benefit or the benefit of another, nor shall Assignor challenge Assignee’s use of the Marks after the date of this Assignment.

Assignee and Assignor also agree that multiple copies of this Assignment may be executed, each of which shall be deemed an original, and each of which shall be valid and binding upon Assignee and Assignor.

This Assignment will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, subject to the conditions hereof.

[Signature page follows]

IN WITNESS WHEREOF, Assignor and Assignee have caused this Assignment to be executed as a sealed instrument by their duly authorized representatives as of the date first written above.

ASSIGNOR:

Name:
Signature:
Title:

NOTARIZATION

On this      day of             , 2017, before me, the undersigned Notary Public, personally appeared                     , proved to me through satisfactory evidence of identification, which was/were                     , to be the person whose name is signed on the preceding or attached document, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her knowledge and belief. The above-indicated individual is duly authorized to execute this document singly on behalf of Assignor and executed this document of his/her own free will.

(Seal)
Signature of Notary

My Commission Expires:

ASSIGNEE:

Name:
Signature:
Title:

On this      day of             , 2017, before me, the undersigned Notary Public, personally appeared                     , proved to me through satisfactory evidence of identification, which was/were                     , to be the person whose name is signed on the preceding or attached document, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her knowledge and belief. The above-indicated individual is duly authorized to execute this document singly on behalf of Assignee and executed this document of his/her own free will.

(Seal)
Signature of Notary

My Commission Expires:

Signature page to Trademark Assignment

Exhibit A

Marks

Mark	Jurisdiction	Application No. & Date	Registration No. & Date

Exhibit A – Trademark Assignment

Exhibit G

ENTITY’S CERTIFICATE OF NON-FOREIGN STATUS

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform the transferee that withholding of tax is not required upon the disposition of a U.S. real property interest by [name of transferor / the disregarded entity of [insert name of regarded Seller] (“Transferor”), the undersigned hereby certifies the following on behalf of Transferor:

1.	Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Treasury Regulations);

2.	Transferor is not a disregarded entity as defined in Treasury Regulations Section 1.1445-2(b)(2)(iii);

3.	Transferor’s U.S. employer identification number is ; and

4.	Transferor’s office address is 450 South Orange Avenue, Orlando, FL, 32801.

Transferor understands that this certification may be disclosed to the Internal Revenue Service by the transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have the authority to sign this document on behalf of Transferor and am a [responsible officer / general manager / trustee / executor][CHOOSE APPLICABLE] within the meaning of Treasury Regulations Section 1.1445-2(b)(2)(i).

By:

Title:

Date:

Form of Non-Foreign Status Affidavit

Exhibit H

FORM OF

RELEASE AGREEMENT

THIS RELEASE AGREEMENT (this “Agreement”), dated as of [●], 2017, is made and entered into by and among EPR Properties, a Maryland real estate investment trust (“the Attractions Purchaser”), Ski Resort Holdings LLC, a Delaware limited liability company (the “Ski Purchaser”), CNL Lifestyle Properties, Inc., a Maryland corporation (the “Company”), CLP Partners, LP, a Delaware limited partnership (the “Operating Partnership”), and each of the entities set forth on the signature pages hereto (the “Sellers”, and collectively with the Company and the Operating Partnership, the “Seller Parties”). Each of the Attractions Purchaser, the Ski Purchaser and the Canadian Purchaser (as defined in the Purchase Agreement) are referred to herein individually as the “Purchaser” and collectively as the “Purchasers”.

RECITALS

WHEREAS, each Purchaser and each of the Seller Parties are parties to that certain Purchase and Sale Agreement, dated as of [●], 2016 (as may be amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”), pursuant to which each Purchaser is acquiring certain assets of the Seller Parties on the terms and conditions set forth in the Purchase Agreement;

WHEREAS, pursuant to Section 2.11(b)(xv) of the Purchase Agreement, as a condition and inducement to each Purchaser’s willingness to enter into the Purchase Agreement, each Purchaser has required that the Seller Parties, and each of the Seller Parties has agreed, to enter into this Agreement; and

WHEREAS, all capitalized terms not otherwise defined in this Agreement shall have the meanings assigned thereto in the Purchase Agreement.

NOW, THEREFORE, in consideration of the promises set forth herein and in the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Representations and Warranties of the Seller Parties. Each Seller Party hereby jointly and severally represents and warrants to each Purchaser as follows:

1.1 Authority. Each Seller Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation, as the case may be. Each Seller Party has the requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder. This Agreement has been duly executed and delivered by each Seller Party and, assuming the due authorization, execution and delivery by each Purchaser and the Seller Parties, constitutes a valid and binding obligation of each Seller Party enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership or other similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

1.2 No Conflict. The execution and delivery of this Agreement by the Seller Parties and the performance of this Agreement will not (a) conflict with or violate any provision of the organizational documents of any Seller Party, (b) violate in any material respect any law or order to which any Seller Party is subject or by which such Seller Party’s properties or assets are bound, (c) require any Seller Party to obtain any material consent or approval from, or give any notice to, or make any material filing with, any governmental authority on or prior to the Closing, (d) result in a material violation or breach of, constitute a material default, conflict with (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under, result in a material loss of benefit under, accelerate or create any material obligation under, or require the consent of any third party to, any material contract to which any Seller Party is party or by which its properties or assets are bound or (v) result in the imposition or creation of any material lien upon or with respect to any of the assets or properties of or by which its properties or assets are bound.

1.3 No Litigation. There is no action, or to the knowledge of the Company, litigation or investigation pending or, to the knowledge of the Company, threatened in writing against any Seller Party seeking to enjoin, challenge or prevent the transactions contemplated hereby.

2. General Release of Claims. Effective as of the Closing, each Seller Party acknowledges and agrees, on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, affiliates, Subsidiaries, estates, successors, assigns, members and partners (each a “Releasor”) that:

2.1 Each Releasor, jointly and severally, hereby irrevocably and unconditionally releases each Purchaser, its permitted assigns, their respective Subsidiaries, the Target Companies, or any of their respective employees, directors, partners, trustees, managers, stockholders, officers, agents, attorneys, representatives (collectively, the “Releasees”) from any and all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, Liabilities and amounts paid in settlement in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, which relate to or arise out of the operations of a Target Company or an Asset Seller prior to Closing; provided, however, that nothing contained herein shall affect the rights or obligations of (i) any party hereto under the Purchase Agreement (including any rights of a Releasor to bring a claim against a Releasee for breach of the Purchase Agreement), (ii) the obligations of the Target Companies to any natural person that constitutes a Covered Person (as defined in the Purchase Agreement) under the indemnification provisions of the Organizational Documents of the Target Companies (in effect as of the Effective Date) to the extent required under Section 8.14 of the Purchase Agreement, or (iii) a Releasor’s ability to seek recovery from a Target Company (including any applicable liability insurance carrier) for damages asserted or adjudged in a Legal Proceeding against such Releasor arising out of, in connection with or related to the operations of a Target Company or an Asset Seller and for which such Releasor is liable because of its prior capacity as a director, officer, partner, manager, stockholder, member, trustee, employee or agent of any of the Target Companies or any of the Asset Sellers, provided that either (y) such damages are determined by a court of competent jurisdiction in a final non-appealable judgment to be owed by such Releasor to a Third Party or (z) such damages are payable pursuant to a settlement of such Legal Proceeding to which the Purchasers have consented, such consent not to be unreasonably withheld. For the avoidance of doubt, nothing in this Release is intended to affect the Target Companies’ rights or obligations (including any Liabilities assumed pursuant to Section 2.5(a) or 2.9(a) of the Purchase Agreement) with respect to any Person other than a Releasor.

2.2 Covenant Not To Sue. Each Releasor further agrees not to institute any Legal Proceeding against any Releasee with respect to any and all Claims released in this Agreement.

2.3 No Assignment of Claims. Each Releasor hereby represents and warrants that it has not assigned, transferred, conveyed or otherwise disposed of any Claim against any of the Releasees, or any direct or indirect interest in any such Claim, in whole or in part, and that no other person or entity has any interest in any of the Claims released in this Agreement.

2.4 Adequacy of Information. Each Releasor hereby represents and warrants that it has adequate information regarding the terms of this Agreement, the scope and effect of the releases set forth herein, and all other matters encompassed by this Agreement to make an informed and knowledgeable decision with regard to entering into this Agreement, and that it has independently and without reliance upon the Releasees or any statements or information from the Releasees, made its own analysis and decision to enter into this Agreement.

2.5 Advice of Counsel. Each Releasor acknowledges that it has had the benefit of advice of competent legal counsel with respect to his decision to enter into this Agreement.

2.6 Sufficiency of Consideration. Each Releasor acknowledges that the consideration payable to it pursuant to the Purchase Agreement provides good and sufficient consideration for every promise, duty, release, obligation, agreement and right contained in this Agreement.

3. Miscellaneous.

3.1 Governing Law and Choice of Forum. This Agreement shall be governed and construed in accordance with the laws of the State of Maryland, without regard to any applicable conflicts of law provisions thereof that may require the application of the laws of another jurisdiction. The parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Maryland, specifically the exclusive jurisdiction of Circuit Court for Baltimore City (Maryland) (the “Maryland Court”) . Any action arising out of or relating to this Agreement, any documents referred to in this Agreement, or any of the transactions contemplated by this Agreement shall be brought in the Maryland Court. The parties hereby waive, and agree not to assert, any objection or defense to suit in the Maryland Court based on venue, forum non conveniens, or jurisdiction. The parties further waive, and agree not to assert, any objection to or defense based upon the Maryland Court’s jurisdiction or authority to hear disputes or enforce documents arising out of or related to this Agreement or any of the transactions contemplated by this Agreement. The parties irrevocably agree that all claims with respect to such action shall be heard and determined in the Maryland Court. The parties agree that mailing of process or other papers in connection with any such action in the manner provided in Section 3.7 hereof or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

3.2 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

3.3 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect. Any such term or provision held invalid, illegal, or incapable of being enforced only in part or degree will remain in full force and effect to the extent not held invalid, illegal, or incapable of being enforced. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, such term or provision is hereby deemed modified to give effect to the original written intent of the parties to the greatest extent consistent with being valid and enforceable under applicable law.

3.4 Assignment. This Agreement shall be binding upon and inure to the benefit of each of the parties hereto, the Releasees and their respective successors and assigns; provided, however, that no party hereto may assign or transfer this Agreement or any rights or obligations hereunder (by operation of law or otherwise) to any person without the prior written consent of the other parties hereto, and any assignment or transfer in violation of this proviso shall be null and void. Notwithstanding the prior sentence, each Purchaser’s rights and obligations under this Agreement may be assigned and delegated in whole or in part, and without the consent of the Seller Parties, to (i) one or more Subsidiaries of such Purchaser or (ii) in the case of the Ski Purchaser, to Och-Ziff Real Estate Acquisitions LP; provided, however, that no such assignment shall relieve such Purchaser of its obligations hereunder.

3.5 Acknowledgement. Each Seller Party acknowledges that (a) this Agreement is a material inducement for the Purchasers to enter into the Purchase Agreement and effect the transactions contemplated thereby, and (b) the Purchasers will be relying on such Seller Party’s execution and delivery of this Agreement and such Seller Party’s agreement to be bound by the terms hereof.

3.6 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

3.7 Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given, delivered and received if delivered or sent in accordance with Section 11.2 of the Purchase Agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered as of the date first set forth above.

EPR PROPERTIES

By:
Name:
Title:

CNL LIFESTYLE PROPERTIES, INC.

By:
Name:
Title:

CLP PARTNERS, LP

By:	CLP GP CORP., its general partner

By:
Name:
Title:

SKI RESORT HOLDINGS LLC

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP SKI II, LLC

By:
Name:
Title:

CLP SKI HOLDING, LLC

By:
Name:
Title:

CLP COLONY HOLDING, LLC

By:
Name:
Title:

CLP COLONY GP, LLC

By:
Name:
Title:

CLP GARLAND HOLDING, LLC

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP GARLAND GP, LLC

By:
Name:
Title:

CLP AMUSEMENT HOLDING, LLC

By:
Name:
Title:

CLP AMUSEMENT II, LLC

By:
Name:
Title:

CLP AMUSEMENT III, LLC

By:
Name:
Title:

CLP AMUSEMENT IV, LLC

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP AMUSEMENT V, LLC

By:
Name:
Title:

CLP GATLINBURG GP CORP.

By:
Name:
Title:

CLP SKI III, LLC

By:
Name:
Title:

CLP SKI IV, LLC

By:
Name:
Title:

CLP SKI V, LLC

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP SKI VII, LLC

By:
Name:
Title:

CLP SKI VIII, LLC

By:
Name:
Title:

CLP NORTHSTAR TRS CORP.

By:
Name:
Title:

CLP MYRTLE WAVES TRS CORP.

By:
Name:
Title:

CLP DARIEN LAKE TRS CORP.

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP FRONTIER CITY TRS CORP.

By:
Name:
Title:

CLP SPLASHTOWN TRS CORP.

By:
Name:
Title:

CLP ENCHANTED VILLAGE TRS CORP.

By:
Name:
Title:

CLP WATERWORLD TRS CORP.

By:
Name:
Title:

CLP WHITE WATER BAY TRS CORP.

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP HAWAIIAN WATERS TRS CORP.

By:
Name:
Title:

CLP PACIFIC PARK TRS CORP.

By:
Name:
Title:

CLP RAPIDS WATERPARK TRS CORP.

By:
Name:
Title:

CLP MAGIC SPRING TRS CORP.

By:
Name:
Title:

CLP PALM SPRINGS CA WATERPARK TRS CORP.

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP PHOENIX AZ WATERPARK TRS CORP.

By:
Name:
Title:

CLP IP HOLDING CORP.

By:
Name:
Title:

CLP CHARLOTTE FEC, LLC

By:
Name:
Title:

CLP RICHLAND HILLS FEC, LLC

By:
Name:
Title:

CLP SOUTH HOUSTON FEC, LLC

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP TUCSON FEC, LLC

By:
Name:
Title:

CLP BAKERSFIELD FEC, LLC

By:
Name:
Title:

CLP SKI LIFT TRS CORP.

By:
Name:
Title:

CLP SUGARLOAF TRS CORP.

By:
Name:
Title:

CLP SUNDAY RIVER TRS CORP.

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP MOUNT SUNAPEE TRS CORP.

By:
Name:
Title:

CLP OKEMO MOUNTAIN TRS CORP.

By:
Name:
Title:

CLP JIMINY PEAK TRS CORP.

By:
Name:
Title:

CLP SNOQUALMIE TRS CORP.

By:
Name:
Title:

CLP SIERRA TRS CORP.

By:
Name:
Title:

[Signature Page to Release Agreement]

CLP LOON MOUNTAIN TRS CORP.

By:
Name:
Title:

CLP BRIGHTON TRS CORP.

By:
Name:
Title:

CLP MOUNTAIN HIGH TRS CORP.

By:
Name:
Title:

CLP STEVENS PASS TRS CORP.

By:
Name:
Title:

CLP CRESTED BUTTE TRS CORP.

By:
Name:
Title:

[Signature Page to Release Agreement]

Exhibit I

ASSIGNMENT AND ASSUMPTION OF LOAN AND LOAN DOCUMENTS

THIS ASSIGNMENT AND ASSUMPTION OF LOAN AND LOAN DOCUMENTS (“Assignment”) is made as of [            ], 2017 (“Effective Date”), by CLP LENDING I, LLC, a Delaware limited liability company (“Assignor”), to [CLP MOUNTAIN HIGH, LLC, a Delaware limited liability company, or its designee] (“Assignee”).

RECITALS

WHEREAS, Assignor desires to assign and transfer to Assignee and Assignee desires to assume from Assignor, all of Assignor’s right, title and interest in, and obligations under the loan documents by and between Assignor, Mountain High Resort Associates, LLC, a Delaware limited liability company, Stevens Pass Mountain Resort, LLC, a Delaware limited liability company and Karl Kapuscinski, as set forth in Schedule 1 attached hereto (collectively, the “Loan Documents”) entered into in connection with the loan evidenced thereby (the “Loan”).

NOW, THEREFORE, in accordance with the foregoing premises and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee agree as follows:

1. Assignor hereby transfers and assigns absolutely unto Assignee, its successors, transferees and assigns forever, all of the right, title and interest of Assignor in, to and under the Loan, the Loan Documents and the loan transaction evidenced thereby from and after the Effective Date. Assignee hereby accepts such assignment and assumes all of Assignor’s right, title and interest in, and obligations under the Loan Documents, the Loan, and the loan transaction evidenced thereby from and after the Effective Date.

2. This Assignment is made without representations and/or warranties of any kind by Assignor.

3. Assignor shall on and after the Effective Date execute and deliver, or cause to be executed and delivered, to Assignee such assignments and other instruments as may be reasonably requested by Assignee to effectuate completely the transfer and assignment to Assignee of Assignor’s right, title and interest in and to the Loan, the Loan Documents and the loan transaction evidenced thereby.

4. Nothing in this Assignment, express or implied, is intended or shall be construed to confer upon, or give to, any person other than Assignor and Assignee and their respective successors and assigns, any remedy or claim under or by reason of this Assignment or any term, covenant or condition hereof, and all the terms, covenants, conditions and agreements contained in this instrument shall be for the sole and exclusive benefit of Assignor and Assignee and their respective successors and assigns.

5. This Assignment shall be construed in accordance with the laws of the State of New York, without reference to its principles of conflicts of law.

IN WITNESS WHEREOF, the parties have executed this Assignment effective as of the date first above written.

ASSIGNOR: CLP LENDING I, LLC, a Delaware limited liability company

By:
Name:
Title:

ASSIGNEE: [CLP MOUNTAIN HIGH, LLC, a Delaware limited liability company]

By:
Name:
Title:

[Assignment and Assumption of Loan and Loan Documents]

Schedule 1

List of Loan Documents

1. Loan Agreement dated as of June 12, 2015, by and among Mountain High Resort Associates, LLC and Stevens Pass Mountain Resort, LLC (collectively, “Borrower”), and CLP Lending I, LLC (“Original Lender”);

2. Promissory Note dated as of June 12, 2015, executed by Borrower in favor of Original Lender, in the original principal amount of $3,600,000.00;

3. Guaranty dated as of June 12, 2015, by and among Karl Kapuscinski (“Guarantor”), Original Lender, CLP Mountain High, LLC, Mountain High TRS Corp., CLP Stevens Pass, LLC and CLP Stevens Pass TRS Corp.;

4. Loan Forbearance Agreement dated as of April 6, 2016, by and among Original Lender, Borrower and Guarantor;

5. First Amendment to Loan Forbearance Agreement dated as of June 23, 2016, by and among Original Lender, Borrower and Guarantor;

6. Second Amendment to Loan Forbearance Agreement dated as of August 1, 2016, by and among Original Lender, Borrower and Guarantor; and

7. All other documents or instruments evidencing, securing or relating to the loan evidenced by the Note, the Loan Agreement and the other Loan Documents.

[Assignment and Assumption of Loan and Loan Documents]

EXHIBIT J

Purchase Price Adjustments, Prorations and Credits

Definitions

For the purpose of this Exhibit J, the following terms shall have the meanings ascribed below. Any capitalized terms used, but not defined herein, shall have the meanings ascribed thereto in the Agreement.

“2017 Carrying Costs” shall mean the total amount of operating expenses, management fees and cost of goods sold (as each such term is historically used and prepared, consistent with past practice in the profit and loss statement) incurred by the Seller Parties after December 31, 2016 in connection with the operation of the Managed Attractions (including, without limitation, Taxes) but excluding noncash expenses such as depreciation, amortization, inventory write-downs, bad debt expense and impairment charges, all as determined by GAAP.

“AOI Commitment” shall mean any additional owner investment committed by a Seller Party or a Target Company to be made to or for the benefit of a Tenant, to the extent such investment commitment has not been fulfilled as of the Closing Date.

“Goods and Inventory” shall mean all inventories, as such term is customarily used and defined in its most broad and inclusive sense including, but not limited to, all inventories of merchandise, food, beverages (other than liquor or other inventory items to the extent such items may not legally be conveyed) and other consumables held for sale or use in connection with the business operated at the Property, and operating supplies, building and maintenance supplies and spare parts.

“Leased Attractions” shall mean Wet n Wild Palm Springs, Wet n Wild Phoenix, Wet n Wild Hawaii, Hawaiian Falls – The Colony, Hawaiian Falls – Garland, Rapids Water Park, Pacific Park, Wet n Wild Splashtown, Northstar Village, and Northstar California.

“Managed Attractions” shall mean the Managed FEC Attractions and the Managed Waterpark and Amusement Attractions.

“Managed FEC Attractions” shall mean Zuma Fun Center, Adventure Landing, Funtastics, Mountasia, and Camelot Park.

“Managed Waterpark and Amusement Attractions” shall mean Darien Lake, Frontier City, Waterworld, White Water Bay, Myrtle Waves, Wild Waves, and Magic Springs.

“Monthly Leased Ski Properties” shall mean Crested Butte, Brighton, Gatlinburg, Snoqualmie, Loon, Sunday River, Sugarloaf, Okemo, Mount Sunapee, and Cypress Mountain.

“Monthly Rent” shall mean all base rent, additional rent, or other amounts due under the applicable Company Lease from the applicable Tenant for a Monthly Leased Ski Property, but excluding any percentage rent.

“Other Liabilities” shall mean all liabilities accrued or that should have been accrued, (including insurance reserves), on a balance sheet as of the Closing Date prepared in accordance with GAAP that have not otherwise been the subject of a specific purchase price adjustment on this Exhibit J and that, in the case of an Asset Seller, will be assumed by a Purchaser at Closing, in each case to the extent not duplicative of any other category of liabilities referred to expressly in this Exhibit J; provided, however, that Other Liabilities shall not include any liabilities relating to (i) the straight-lining of rent or any other noncash items, (ii) any amounts relating to affiliate or intercompany relationships and/or transactions, (iii) any liabilities corresponding to the Northstar Martis Camp Reserve Account Balance identified on Schedule (a)(viii)(1) or (iv) any amounts recorded for GAAP as asset retirement obligations. For the avoidance of doubt, the leases excluded from the definition of “Indebtedness” in the Agreement will be excluded from Other Liabilities.

“Seasonal Leased Ski Properties” shall mean Jiminy Peak, Mountain High, Stevens Pass, and Sierra at Tahoe.

“Ski Properties” shall mean, collectively, the Seasonal Leased Ski Properties and the Monthly Leased Ski Properties (each of which is referred to herein as a “Ski Property”).

(a)	Adjustments Related to the Leased Attractions

(i) Taxes.

(1) Each Tenant under a Company Lease for a Leased Attraction is responsible for paying all Taxes with respect to such Leased Attraction directly to the Governmental Authority or applicable owners association, utility district or any other body, therefore Taxes shall not be subject to proration under this Section.

(2) If the Tenant at Hawaiian Falls – The Colony or Hawaiian Falls – Garland has not paid all personal and real property Taxes with respect to either Hawaiian Falls – The Colony or Hawaiian Falls – Garland as contemplated in Section (1) above, the following shall apply: (x) the Attractions Purchaser Closing Cash Consideration shall be decreased by the amount of all delinquent Taxes assessed against both Hawaiian Falls – The Colony and Hawaiian Falls – Garland for all prior years and all delinquent current year Taxes that are due and payable on or before the Closing Date. and (y) to the extent that all personal and real property Taxes for the current year or any prior year have accrued but are not yet due and payable, such amounts shall be paid by the Attractions Purchaser when such Taxes become due and payable following the Closing Date, and the Attractions Purchaser Closing Cash Consideration shall be decreased by the amount thereof that is attributable to the period prior to the Closing Date, based on prorating such Taxes using a 365-day year (with such decrease determined using the most recent bill for such Taxes available at Closing, as adjusted by any known changes relating to the period during which the Closing occurs).

(ii) Seasonal Rent. For each Leased Attraction,

(1) The Attractions Purchaser Closing Cash Consideration shall be increased by the amount equal to the product of (a) the aggregate annual seasonal rent due under the applicable Company Leases for all Leased Attractions other than Hawaiian Falls – The Colony or Hawaiian Falls – Garland for the period from January 1, 2017 through December 31, 2017 divided by 365, multiplied by (b) the number of days between January 1, 2017 and the actual Closing Date (excluding the Closing Date);

(2) If prior to the Closing Date, the Seller Parties actually receive a payment of annual seasonal rent from any Tenant relating to any period commencing on or after January 1, 2017 through December 31, 2017, the Attractions Purchaser Closing Cash Consideration shall be decreased by the amount of such payment actually received; and

(3) If, as of the Closing Date, the Tenant at Hawaiian Falls – The Colony or Hawaiian Falls – Garland is not in payment default (i.e., all rent, ground rent and required capital expenditure payments have been paid, and all security deposits contain the amounts required under the applicable Company Leases), the Attractions Purchaser Closing Cash Consideration shall be increased by the amount equal to the product of (a) the portion, if any, of the annual seasonal rent due under the applicable Company Leases for Hawaiian Falls – The Colony or Hawaiian Falls – Garland for the period from January 1, 2017 through December 31, 2017 divided by 365, multiplied by (b) the number of days between January 1, 2017 and the actual Closing Date (excluding the Closing Date). If, as of the Closing Date, the Tenant at Hawaiian Falls – The Colony or Hawaiian Falls – Garland is in payment default (i.e., any of the rent, ground rent or required capital expenditure payments have not been paid, or the applicable security deposit contains less than the amount required under the applicable Company Leases), any 2017 rental payments for such properties actually received by the Attractions Purchaser after the Closing in excess of the amount required to restore the security deposits relating to such properties shall be delivered to the Company until all such payments equal the product of (a) the portion, if any, of the annual seasonal rent due under the applicable Company Leases for Hawaiian Falls — The Colony or Hawaiian Falls — Garland for the period from January 1, 2017 through December 31, 2017 divided by 365, multiplied by (b) the number of days between January 1, 2017 and the actual Closing Date (excluding the Closing Date).

(iii) Ground Rent. If the Ground Lease rent at either Hawaiian Falls — The Colony or Hawaiian Falls — Garland is delinquent as of the Closing Date, the Attractions Purchaser Closing Cash Consideration shall be decreased by the amount of all delinquent Ground Lease rent for such Company Properties as of the Closing Date. If, following Closing, the Attractions Purchaser or the Ground Lessor receives reimbursement of any such delinquent ground lease payments from the Tenant at Hawaiian Falls — The Colony or Hawaiian Falls — Garland, the Attractions Purchaser shall remit any such payment actually collected to the Company promptly following receipt thereof.

(iv) Percentage Rent. Notwithstanding any other language set forth herein to the contrary,

(1) The Seller Parties shall be entitled to all percentage rent paid under any Company Leases for a Leased Attraction with a calculation date of December 31, 2016 or earlier (which percentage rent is set forth on Schedule (a)(iv)(1) attached hereto) if, when and to the extent actually received. The Attractions Purchaser shall use commercially reasonable efforts to collect such percentage rent on behalf of the Seller Parties following Closing to the extent the same is not received by the applicable Seller Party prior to Closing and shall remit any such payments actually collected to the Company promptly following receipt thereof; provided, however, that the Attractions Purchaser shall not have any obligation to commence any legal action or proceeding to collect such percentage rent on behalf of the Seller Parties; provided further that the Seller Parties shall have the right to pursue any legal action, proceeding or remedy (other than eviction) against the Tenants for past due and unpaid percentage rent as provided in the applicable Company Lease.

(2) The Attractions Purchaser shall be entitled to all percentage rent paid under any Company Lease for a Leased Attraction with a calculation date of January 1, 2017 or later (which percentage rent is set forth on Schedule (a)(iv)(2) attached hereto). The Seller Parties shall promptly remit to the Attractions Purchaser any such payments of percentage rent actually received by the Seller Parties on or after the Closing Date.

(3) If prior to the Closing Date, the Seller Parties actually receive a payment of percentage rent with a calculation date of January 1, 2017 or later from any Tenant, the Attractions Purchaser Closing Cash Consideration shall be decreased by the amount of such payment actually received.

(v) Accounts Receivable. No adjustment to the Attractions Purchaser Closing Cash Consideration shall be made to reflect any accounts receivable relating to any of the Leased Attractions; provided, however, that the Seller Parties shall be entitled to draw upon any available security deposits without deduction under clause (vi) below and/or to commence any legal action or proceeding against any Tenant to collect any past due and unpaid accounts receivable.

(vi) Security Deposits.

(1) The Attractions Purchaser Closing Cash Consideration shall be decreased by the amount of all cash security deposits that are held by any Seller Party or Target Company pursuant to a Company Lease relating to the Leased Attractions as of the Effective Date, which cash security deposits are set forth on Schedule (a)(vi)(1) attached hereto. For Hawaiian Falls — The Colony and Hawaiian Falls — Garland, if the amount of the security deposit increases between the Effective Date and the Closing Date, the Attractions Purchaser Closing Cash Consideration shall be decreased by the amount of security deposit in place at Closing instead of the amount set forth on Schedule (a)(vi)(1) on the Effective Date; provided, however, that the Seller Party or Target Company may utilize the amount of any increase in security deposit for any purpose permissible under the Company Leases for Hawaiian Falls — The Colony and Hawaiian Falls — Garland. Schedule (a)(vi)(1) will be updated as of the Closing Date. Following Closing, the Attractions Purchaser shall be responsible for the return of such deposits in accordance with the applicable Company Lease.

(2) The Attractions Purchaser Closing Cash Consideration shall be increased by the amount of all security deposits relating to the Leased Attractions that are held by any Ground Lessor pursuant to the applicable Ground Lease, which security deposits are set forth on Schedule (a)(vi)(2) attached hereto; provided, however, that, to the extent such security deposits or any portions thereof are applied prior to the Closing Date pursuant to the terms of the applicable Ground Lease, the Attractions Purchaser Closing Cash Consideration shall not be increased for the same. Following Closing, the Attractions Purchaser shall be entitled to the return of such deposits in accordance with the terms of the applicable Ground Lease.

(3) Additionally, the Seller Parties agree to transfer to the Attractions Purchaser or its permitted assigns those certain letters of credit set forth on Schedule (a)(vi)(3), which letters of credit are held as security deposits by one or more of the Seller Parties pursuant to the applicable Company Leases relating to the Leased Attractions. In no event shall any Seller Party draw down on any such letter of credit prior to the Closing Date.

(4) No later than three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver to the Attractions Purchaser updated versions of the schedules referred to in Sections (a)(vi)(2) and (3) above, which shall provide the Seller Parties’ best estimates of the amount of each such security deposit and letter of credit as of the Closing Date.

(5) If, after the Effective Date and prior to Closing, a Target Company applies a cash security deposit to payment of any delinquent sums due and payable under a Company Lease, and after the Closing Date the applicable Tenant delivers a replacement security deposit to the Attractions Purchaser or to the applicable Target Company (as the case may be), then the Attractions Purchaser shall remit (or shall cause the applicable Target Company to so remit) to the Seller Parties an amount equal to such replacement security deposit.

(vii) Capital Expenditure Commitments. The Attractions Purchaser Closing Cash Consideration shall be decreased by an amount equal to the lesser of (1) $500,000 and (2) the remaining amount to be funded for the new entrance at Wet n Wild Hawaii (based on executed contracts, cancelled checks, a written agreement with the landlord, or other reasonable and customary documentation).

(viii) Capital Expenditure Reserve Accounts.

(1) Schedule (a)(viii)(1) sets forth a list of each capital expenditure reserve account or other restricted account described in the Company Leases for the Leased Attractions held by the Seller Parties or any Target Company (the “Leased Attractions Reserve Accounts”). No later than three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver to the Attractions Purchaser an updated version of this schedule, which shall provide the Seller Parties’ best estimates of the amount contained in each such account as of the Closing Date.

(2) The Attractions Purchaser Closing Cash Consideration shall be decreased by an amount equal to the amount held as of Closing in the Leased Attractions Reserve Accounts described on Schedule (a)(viii)(1) attached hereto.

(3) The Attractions Purchaser acknowledges that, effective as of the Closing, the Attractions Purchaser shall be responsible for payment of all unpaid invoices that relate to any capital expenditures, goods delivered or services performed in connection with the Leased Attractions which are payable from the Leased Attractions Reserve Accounts in accordance with the terms of the Company Leases for the Attractions, without regard to when such services were performed or such goods were delivered.

(ix) Other Liabilities. Without duplication of any of the foregoing adjustments, the Attractions Purchaser Closing Cash Consideration will be decreased by the aggregate amount of all Other Liabilities of the Target Companies that own Leased Attractions or the U.S. Asset Sellers that own assets relating to the Leased Attractions.

(b)	Adjustments Related to the Ski Properties

(i) Taxes. Each Tenant under a Company Lease for a Ski Property is responsible for paying all Taxes with respect to such Ski Property directly to the Governmental Authority or applicable owners association, utility district or any other body, therefore Taxes shall not be subject to proration under this Section.

(ii) Seasonal Rent. For each Seasonal Leased Ski Property,

(1) The Ski Purchaser Closing Cash Consideration shall be increased by the amount equal to the product of (a) the aggregate annual seasonal rent due under the applicable Company Leases for all Seasonal Leased Ski Properties (other than the Seasonal Leased Ski Property commonly known as Mountain High) for the period from January 1, 2017 through December 31, 2017 divided by 365, multiplied by (b) the number of days between January 1, 2017 and the actual Closing Date (excluding the Closing Date).

(2) If prior to the Closing Date, the Seller Parties actually receive a payment of annual seasonal rent from any Tenant of a Seasonal Leased Ski Property (other than the Seasonal Leased Ski Property commonly known as Mountain High) relating to any period commencing on or after January 1, 2017, the Ski Purchaser Closing Cash Consideration shall be decreased by the amount of such payment actually received.

(3) If after the Closing Date, the Ski Purchaser receives a payment of any annual seasonal rent from the Tenant for the Seasonal Leased Ski Property commonly known as Mountain High on or after January 1, 2017, then the Ski Purchaser shall promptly pay to the Seller Parties an amount equal to such payment of annual seasonal rent times a fraction (expressed as a percentage), the numerator of which is equal to the number of days in the period commencing on January 1, 2017 and ending on the day immediately preceding the Closing Date and the denominator of which is equal to 365. Conversely, if prior to the Closing Date a Seller Party receives a payment of any annual seasonal rent from the Tenant for the Seasonal Leased Ski Property commonly known as Mountain High specifically relating to any period commencing on or after January 1, 2017, then the Ski Purchaser Closing Cash Consideration shall be decreased by an amount equal to such payment of annual seasonal rent times a fraction (expressed as a percentage), the numerator of which is equal to the number of days in the period commencing on the Closing Date and ending on December 31, 2017 and the denominator of which is equal to 365.

(4) Schedule (b)(ii)(4) attached hereto sets forth the delinquent rent and loan amounts for the period from January 1, 2014 to December 31, 2015 owed by each Tenant under the Company Lease for the Seasonal Leased Ski Properties commonly known as Mountain High and Stevens Pass, and under the loan (the “Mountain High Loan”) made by CLP Lending I, LLC to Mountain High Resort Associates, LLC and Stevens Pass Mountain Resort, LLC, as of the Effective Date. No later than three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver to the Ski Purchaser an updated version of this schedule. Notwithstanding anything contained herein to the contrary, if and to the extent that any of the delinquent rents and loan amounts shown on such schedule as of the Effective Date are collected by any Seller Party prior to the Closing Date, then the Ski Purchaser Closing Cash Consideration shall be decreased by the amount so collected. At the Closing the Seller Parties shall cause CLP Lending I, LLC to assign the Mountain High Loan (and all related loan documents) to the Ski Purchaser or its designee, including without limitation, that certain Loan Agreement and Guaranty dated June 12, 2015, the Guaranty dated June 12, 2015, the Loan Forbearance Agreement dated April 6, 2016, the First Amendment to Loan Forbearance Agreement dated June 23, 2016, and the Second Amendment to Loan Forbearance Agreement dated August 15, 2016. The Seller Parties shall not permit or cause CLP Lending I, LLC to modify any such loan documents without the consent of the Ski Purchaser. In no event shall the Seller Parties permit or cause CLP Lending I, LLC to forgive, release, reduce, compromise, settle or waive any of the amounts due under the Mountain High CLP Loan without the consent of the Ski Purchaser.

(iii) Monthly Rent. For each Monthly Leased Ski Property,

(1) If, prior to the Closing Date, the Seller Parties have actually received payment of the Monthly Rent from a Tenant with respect to the month in which the Closing Date occurs, the Ski Purchaser Closing Cash

Consideration and the Canadian Purchaser Closing Consideration, as the case may be, shall be decreased by the amount equal to the product of (a) the amount of Monthly Rent actually received by the Seller Parties for such month divided by the number of calendar days in such month, multiplied by (b) the number of days from the Closing Date through the last day of the applicable month (including the Closing Date).

(2) If, prior to the Closing Date, the Seller Parties have not actually received payment of the Monthly Rent from a Tenant with respect to the month in which the Closing Date occurs because such Monthly Rent is not yet due and payable, the Ski Purchaser Closing Cash Consideration and the Canadian Purchaser Closing Consideration, as the case may be, shall be increased by the amount equal to the product of (a) the aggregate amount of Monthly Rent due from all applicable Tenants for such month divided by the number of calendar days in such month, multiplied by (b) the number of days from the first day of the applicable month through the Closing Date (excluding the Closing Date).

(3) If, prior to the Closing Date, the Seller Parties have not actually received payment of the Monthly Rent from a Tenant with respect to the month prior to the month in which the Closing Date occurs, then the Ski Purchaser Closing Cash Consideration and the Canadian Purchaser Closing Consideration, as the case may be, shall be increased by an amount equal to the delinquent Monthly Rent for such month, and thereafter there shall not be any further adjustment to the Ski Purchaser Closing Cash Consideration or the Canadian Purchaser Closing Consideration on account of any delinquent Monthly Rent. The Ski Purchaser acknowledges that, prior to the Closing Date, the Seller Parties shall have the right to pursue any legal action, proceeding or remedy (including termination of the applicable Company Lease and/or eviction) against any delinquent Tenants for past due and unpaid payments of Monthly Rent.

(iv) Percentage Rent. Notwithstanding any other language set forth herein to the contrary,

(1) The Seller Parties shall be entitled to all percentage rent paid under any Company Leases for a Ski Property with a fiscal year ending on December 31, 2016 or earlier (which Ski Properties are set forth on Schedule (b)(iv)(1) attached hereto) if, when and to the extent actually received. The Ski Purchaser shall use commercially reasonable efforts to collect such percentage rent on behalf of the Seller Parties following Closing to the extent the same is not received by the applicable Seller Party prior to Closing and shall remit any such payments actually collected to the Company promptly following receipt thereof; provided, however, that the Ski Purchaser shall not have any obligation to commence any legal action or proceeding to collect such percentage rent on behalf of the Seller Parties; provided further that the Seller Parties shall have the right to pursue any legal action, proceeding or remedy (other than eviction) against the Tenants for past due and unpaid percentage rent as provided in the applicable Company Lease.

(2) The Ski Purchaser shall be entitled to all percentage rent paid under any Company Lease for a Ski Property with a fiscal year ending on January 1, 2017 or later (which Ski Properties are set forth on Schedule (b)(iv)(2) attached hereto). The Seller Parties shall promptly remit to the Ski Purchaser any such payments of percentage rent actually received by the Seller Parties on or after the Closing Date.

(3) If, prior to the Closing Date, the Seller Parties actually receive a payment of percentage rent for a Ski Property with a Company Lease that has a fiscal year which ends on January 1, 2017 or later from any Tenant, the Ski Purchaser Closing Cash Consideration and the Canadian Purchaser Closing Consideration, as the case may be, shall be decreased by the amount of such payment actually received.

(v) Accounts Receivable. Except as otherwise expressly set forth in clauses (b)(ii) and (b)(iii) of this Exhibit, no adjustment to the Ski Purchaser Closing Cash Consideration or the Canadian Purchaser Closing Consideration shall be made to reflect any accounts receivable relating to any of the Ski Properties.

(vi) Security Deposits.

(1) The Ski Purchaser Closing Cash Consideration and the Canadian Purchaser Closing Consideration, as the case may be, shall be decreased by the amount of all cash security deposits relating to the Ski Properties that are held by any Seller Party pursuant to a Company Lease as of the Effective Date, which cash security deposits are set forth on Schedule (b)(vi)(1), attached hereto. Following Closing, the Ski Purchaser shall be responsible for the return of such cash security deposits in accordance with the applicable Company Lease.

(2) The Ski Purchaser Closing Cash Consideration shall be increased by the amount of all security deposits relating to the Ski Properties that are held by any Ground Lessor pursuant to the applicable Ground Lease, which security deposits are set forth on Schedule (b)(vi)(2) attached hereto; provided, however, that, to the extent such security deposits or any portions thereof are applied prior to the Closing Date pursuant to the terms of the applicable Ground Lease, the Ski Purchaser Closing Cash Consideration shall not be increased for the same. Following Closing, the Ski Purchaser shall be entitled to the return of such deposits in accordance with the terms of the applicable Ground Lease.

(3) Additionally, the Seller Parties agree to transfer to the Ski Purchaser or its permitted assigns those certain letters of credit set forth on Schedule (b)(vi)(3) attached hereto, which letters of credit are held as security deposits by one or more of the Seller Parties pursuant to the applicable Company Leases relating to the Ski Properties. In no event shall any Seller Party draw down on any such letter of credit prior to the Closing Date.

(4) No later than three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver to the Ski Purchaser updated versions of the schedules referred to in Sections (b)(vi)(2) and (3) above, which shall provide the Seller Parties’ best estimates of the amount of each such security deposit and letter of credit as of the Closing Date.

(5) If, after the Effective Date and prior to Closing, a Target Company applies a cash security deposit to payment of any delinquent sums due and payable under a Company Lease, and after the Closing Date the applicable Tenant delivers a replacement security deposit to the Ski Purchaser or to the applicable Target Company (as the case may be), then the Ski Purchaser shall remit (or shall cause the applicable Target Company to so remit) to the Seller Parties an amount equal to such replacement security deposit.

(vii) Capital Expenditure Reserve Accounts.

(1) Schedule (b)(vii)(1) attached hereto sets forth a list of each capital expenditure reserve account or other restricted account described in the Company Leases for the Ski Properties held by the Seller Parties or any Target Company (the “Ski Properties Reserve Accounts”). No later than three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver to the Ski Purchaser an updated version of this schedule, which shall provide the Seller Parties’ best estimates of the amount of contained in each such account as of the Closing Date.

(2) The Ski Purchaser Closing Cash Consideration and the Canadian Purchaser Closing Consideration, as the case may be, shall be decreased by an amount equal to the amount held as of Closing in the Ski Properties Reserve Accounts described on Schedule (b)(vii)(1) attached hereto.

(3) The Ski Purchaser acknowledges that, effective as of the Closing, the Ski Purchaser shall be responsible for payment of all unpaid invoices that relate to any capital expenditures, goods delivered or services performed in connection with the Ski Properties which are payable from the Ski Properties Reserve Accounts in accordance with the terms of the Company Leases for the Ski Properties, without regard to when such services were performed or such goods were delivered.

(viii) AOI Commitments. Schedule (b)(viii) attached hereto sets forth a list of each AOI Commitment for the Ski Properties. No later than three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver to the Ski Purchaser an updated version of this schedule, which shall provide the Seller Parties’ best estimates of such AOI Commitments as of the Closing Date. The Ski Purchaser Closing Cash Consideration and the Canadian Purchaser Closing Consideration, as the case may be, shall be decreased by an amount equal to the aggregate amount of all AOI Commitments relating to the Ski Assets that remain unfulfilled as of the Closing Date, and the Seller Parties shall have no further liability or obligations with respect to the AOI Commitments.

(ix) Mountain High/Stevens Pass Subordinated Loan. Unless (x) the Tenants at Mountain High and Stevens Pass have repaid in full the debt owed by them with respect to the Revolving Credit Note in the amount of up to $2,000,000 dated August 1, 2016 payable to W.R. Sauey (the “Subordinated Loan”) at or prior to the Closing and such Tenants shall have no further right to re-borrow under the Subordinated Loan and (y) evidence of such repayment and cancellation of the Subordinated Loan has been provided to the Ski Purchaser, then the Company or any of its Affiliates shall at or prior to the Closing either (1) pay the Subordinated Loan in full and cause the same to be cancelled, or (2) acquire the Subordinated Loan from the holder thereof and assign the Subordinated Loan (including, without limitation, assigning the promissory note evidencing the Subordinated Loan and all related loan documents) to the Ski Purchaser at Closing, in either case without any adjustments to the Ski Purchaser Closing Cash Consideration.

(x) Other Liabilities. Without duplication of any of the foregoing adjustments, the Ski Purchaser Closing Cash Consideration and the Canadian Purchaser Closing Consideration, as the case may be, will be decreased by the aggregate amount of all Other Liabilities of the Target Companies that own Ski Properties or the Seller Parties that own Ski Purchased Assets.

(xi) Managed Ski Properties. If prior to the Closing Date a Company Lease for a Ski Property is terminated by a Target Company pursuant to the terms of the Agreement, and such Ski Property thereafter is managed by a third party management company unaffiliated with any Seller Party or any Target Company, then the provisions of subsection (c) of this Exhibit (other than the provisions of clause (c)(ii) and clause (c)(iii)(2)) shall apply, mutatis mutandis, to such Ski Property.

(c)	Adjustments Related to the Managed Waterpark and Amusement Attractions

(i) Revenue. The Attraction Purchaser Closing Cash Consideration shall be reduced by an amount equal to all revenue, of any nature, to the extent recognized in accordance with GAAP consistent with past practice by any of the Seller Parties with respect to any of the Managed Waterpark and Amusement Attractions relating to the period commencing January 1, 2017 and ending on the Closing Date. The Seller Parties shall be entitled to all revenue recognized in accordance with GAAP consistent with past practice by any of the Seller Parties with respect to any of the Managed Waterpark and Amusement Attractions relating to the period on or prior to December 31, 2016 (“2016 Revenue”) if, when and to the extent actually received by the Attractions Purchaser. The Attractions Purchaser shall use commercially reasonable efforts to collect any 2016 Revenue on behalf of the Seller Parties following Closing to the extent the same is not received by the applicable Seller Party prior to Closing and shall remit any such payments actually collected to the Company promptly following receipt thereof; provided that the Attractions Purchaser shall not have any obligation to commence any legal action or proceeding to collect such 2016 Revenue on behalf of the Seller Parties.

(ii) Carrying Costs.

The Attractions Purchaser Closing Cash Consideration shall be increased by the amount of 2017 Carrying Costs.

(iii) Working Capital Assets.

(1) No adjustment shall be made for any accounts receivable relating to the Managed Waterpark and Amusement Attractions for 2016 or earlier; provided, however, that the Seller Parties shall be entitled to any such accounts receivable for a Managed Waterpark and Amusement Attraction if, when and to the extent payment therefor is actually received. The Attractions Purchaser shall use commercially reasonable efforts to collect such accounts receivable on behalf of the Seller Parties following Closing to the extent the same are not received by the applicable Seller Party prior to Closing and shall remit any such payments actually collected to the Company promptly following receipt thereof; provided, however, that the Attractions Purchaser shall not have any obligation to commence any legal action or proceeding to collect such accounts receivable on behalf of the Seller Parties; provided further that the Seller Parties shall have the right to pursue any legal action, proceeding or remedy to collect such accounts receivable.

(2) The Attractions Purchaser Closing Cash Consideration shall be increased by an amount equal to the Seller Parties’ aggregate accounts receivable as of the Closing Date relating to the Managed Waterpark and Amusement Attractions, as determined in accordance with GAAP, which pertain to the revenue that is or will be recognized in accordance with GAAP after December 31, 2016.

(3) Schedule (c)(iii)(3) attached hereto sets forth a list of all customer deposits or prepaid or deferred revenues that relate to the period following the Closing Date for season passes, concession fees and rentals, equipment rentals, or other prepaid revenues, rents and fees with respect to the Managed Waterpark and Amusement Attractions (the “Deferred Revenue Liabilities”). No later than three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver to the Attractions Purchaser an updated version of this schedule, which shall provide the Seller Parties’ best estimates of the Deferred Revenue Liabilities as of the Closing Date. The Attractions Purchaser Closing Cash Consideration shall be decreased by the aggregate amount of all Deferred Revenue Liabilities.

(4) No purchase price adjustment shall be made for Goods and Inventory relating to the Managed Waterpark and Amusement Attractions; provided, however, that if the Closing occurs after December 31, 2016, the Attractions Purchaser Closing Cash Consideration shall be increased by an amount equal to (x) the aggregate cost of the Seller Parties’ inventory (determined in accordance with GAAP) as of the Closing Date relating to the Managed Waterpark and Amusement Attractions, less (y) the aggregate cost of the Seller Parties’ inventory (determined in accordance with GAAP) as of December 31, 2016 relating to the Managed Waterpark and Amusement Attractions, but in no event less than zero.

(iv) Percentage Rent under Ground Leases.

(1) The Seller Parties shall be responsible for all percentage rent obligations under any Ground Lease for a Managed Waterpark and Amusement Attraction with a calculation date of December 31, 2016 or earlier (which percentage rent is set forth on Schedule (c)(iv)(1) attached hereto). The Attraction Purchaser Closing Cash Consideration shall be decreased by the amount of all such obligations that have not been satisfied as of the Closing Date.

(2) The Attractions Purchaser shall be responsible for all percentage rent obligations under any Ground Lease for a Managed Waterpark and Amusement Attraction with a calculation date of January 1, 2017 or later (which percentage rent is set forth on Schedule (c)(iv)(2) attached hereto). The Attraction Purchaser Closing Cash Consideration shall be increased by the amount of any payments actually made by the Seller Parties prior to the Closing Date in satisfaction of any such obligations.

(v) Capital Expenditure Reserve Account. Any capital expenditure reserve account or other restricted account for the Managed Waterpark and Amusement Attractions held by a Seller Party shall be retained by such Seller Party and no adjustment to the Attractions Purchaser Closing Cash Consideration will be made.

(vi) Taxes. The following adjustments shall be made only to the extent not duplicative of adjustments made with respect to 2017 Carrying Costs above:

(1) All Taxes assessed against the Managed Waterpark and Amusement Attractions for all prior years and all current year Taxes that are due and payable on or before the Closing Date shall have been paid by or on behalf of the applicable Seller Party on or before the Closing Date, and the Attractions Purchaser Closing Cash Consideration shall be increased by the amount of such Taxes that relate to the period commencing on or after January 1, 2017, based on prorating such Taxes using a 365-day year.

(2) To the extent that Taxes assessed against Managed Waterpark and Amusement Attractions for the current year or any prior year have accrued but are not yet due and payable, such amounts shall be paid by the Attractions Purchaser following the Closing Date, and the Attractions Purchaser Closing Cash Consideration shall be decreased by the amount thereof that is attributable to the period prior to January 1, 2017, based on prorating such Taxes using a 365-day year. Such proration will be determined using the most recent bill for such Taxes available at Closing, as adjusted by any known changes relating to the period during which the Closing occurs.

(vii) Deposits.

(1) The Attractions Purchaser Closing Cash Consideration shall be increased by the amount of all security deposits relating to the Managed Waterpark and Amusement Attractions as of the Effective Date, which security deposits are set forth on Schedule (c)(vii)(1) attached hereto; provided, however, that, to the extent such security deposits or any portions thereof are applied prior to the Closing Date pursuant to the terms of the applicable Ground Lease, the Attractions Purchaser Closing Cash Consideration shall not be increased for the same. Following Closing, the Attractions Purchaser shall be entitled to the return of such deposits in accordance with the applicable Ground Lease.

(2) The Attractions Purchaser Closing Cash Consideration shall be increased by the amount of all deposits (other than the security deposits outlined in Section (c)(vii)(1) above) relating to the Managed Waterpark and Amusement Attractions, which deposits are set forth on Schedule (c)(vii)(2) attached hereto; provided, however, that, to the extent such deposits or any portions thereof are applied prior to the Closing Date, the Attractions Purchaser Closing Cash Consideration shall not be increased for the same. Following Closing, the Attractions Purchaser shall be entitled to the return of such deposits in accordance with their terms.

(3) No later than three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver to the Attractions Purchaser updated versions of the schedules referred to in Section (c)(vii)(1) and (2) above, which shall provide the Seller Parties’ best estimates of the amount of each such deposit as of the Closing Date.

(viii) Capital Expenditure Commitments. Intentionally omitted.

(ix) Insurance Claims. The Attractions Purchaser Cash Consideration shall be decreased by the amount of all claims relating to Liabilities covered by insurance that are reflected on the balance sheet of the Seller Parties as of the Closing Date, and as set forth in Section 2.5(a)(ii) of the Agreement, the Attractions Purchaser shall assume all Liabilities relating to such claims (other than Excluded Liabilities) and indemnify and hold harmless the Seller Parties and their Affiliates in respect of the self-insured retentions applicable to such claims. Neither CNL nor EPR shall take any actions that would be reasonably expected to adversely affect the availability of CNL’s existing insurance policies with respect to such claims. In addition, the Attractions Purchaser Cash Consideration shall be decreased by $750,000 in consideration for the assumption by the Attractions Purchaser pursuant to Section 2.5(a)(ii) of the Agreement of all Liabilities for all claims incurred on or prior to the Closing Date and the Attractions Purchaser shall assume all Liabilities relating to such claims and indemnify and hold harmless the Seller Parties and their Affiliates in respect thereof.

(x) Other Liabilities. Without duplication of any of the foregoing adjustments, the Attractions Purchaser Closing Cash Consideration will be decreased by the aggregate amount of all Other Liabilities of each of the Target Companies that own Managed Waterpark and Amusement Attractions or the U.S. Asset Sellers that own assets relating to the Managed Waterpark and Amusement Attractions.

(d)	Adjustments Related to the Managed FEC Attractions

(i) Working Capital Assets.

(1) No adjustment shall be made for any accounts receivable relating to the Managed FEC Attractions for 2016 or earlier; provided, however, that the Seller Parties shall be entitled to any such accounts receivable for a Managed FEC Attraction if, when and to the extent payment therefor is actually received. The Attractions Purchaser shall use commercially reasonable efforts to collect such accounts receivable on behalf of the Seller Parties following Closing to the extent the same are not received by the applicable Seller Party prior to Closing and shall remit any such payments actually collected to the Company promptly following receipt thereof; provided, however, that the Attractions Purchaser shall not have any obligation to commence any legal action or proceeding to collect such accounts receivable on behalf of the Seller Parties;

provided further that the Seller Parties shall have the right to pursue any legal action, proceeding or remedy to collect such accounts receivable. Seller Parties shall keep all items of income and expense from the periods on and prior to the Closing Date.

(2) The Attractions Purchaser Closing Cash Consideration shall be increased by an amount equal to the Seller Parties’ aggregate accounts receivable as of the Closing Date relating to the Managed FEC Attractions, as determined in accordance with GAAP, which are less than 60 days old.

(3) No purchase price adjustment shall be made for Goods and Inventory related to the Managed FEC Attractions.

(ii) Percentage Rent under Ground Leases.

(1) The Seller Parties shall be responsible for all percentage rent obligations under any Ground Lease for a Managed FEC Attraction with a calculation date of December 31, 2016 or earlier (which percentage rent is set forth on Schedule (d)(ii)(1) attached hereto). The Attraction Purchaser Closing Cash Consideration shall be decreased by the amount of all such obligations that have not been satisfied as of the Closing Date.

(2) The Attractions Purchaser shall be responsible for all percentage rent obligations under any Ground Lease for a Managed FEC Attraction with a calculation date of January 1, 2017 or later (which percentage rent is set forth on Schedule (d)(ii)(2) attached hereto). The Attraction Purchaser Closing Cash Consideration shall be increased by the amount of any payments actually made by the Seller Parties prior to the Closing Date in satisfaction of any such obligations.

(iii) Capital Expenditure Reserve Account. Any capital expenditure reserve account or other restricted account for the Managed FEC Attractions held by a Seller Party shall be retained by such Seller Party and no adjustment to the Attractions Purchaser Closing Cash Consideration will be made.

(iv) Taxes. The following adjustments shall be made only to the extent not duplicative of adjustments made above:

(1) All Taxes assessed against the Managed FEC Attractions for all prior years and all current year Taxes that are due and payable on or before the Closing Date shall have been paid by or on behalf of the applicable Seller Party on or before the Closing Date, subject to proration as follows: the Attractions Purchaser shall be responsible for the payment to the Seller Parties of the amount of Taxes that relate to the period commencing on or after January 1, 2017 and the Seller Parties shall be responsible for the payment of such Taxes relating to the period on and prior to the Closing Date, based on prorating such Taxes using a 365-day year.

(2) To the extent that Taxes assessed against Managed FEC Attractions for the current year or any prior year have accrued but are not yet due and payable, such amounts shall be paid by the Attractions Purchaser following the Closing Date, and the Attractions Purchaser Closing Cash Consideration shall be decreased by the amount thereof that is attributable to the period prior to the Closing Date, based on prorating such Taxes using a 365-day year. Such proration will be determined using the most recent available bill for such Taxes available at Closing, as adjusted by any known changes relating to the period during which the Closing occurs.

(v) Deposits.

(1) The Attractions Purchaser Closing Cash Consideration shall be increased by the amount of all security deposits relating to the Managed FEC Attractions, which security deposits are set forth on Schedule (d)(v)(1) attached hereto; provided, however, that, to the extent such deposits or any portions thereof are applied prior to the Closing Date pursuant to the terms of the applicable Ground Lease, the Attractions Purchaser Closing Cash Consideration shall not be increased for the same. Following Closing, Attractions Purchaser shall be entitled to the return of such deposits in accordance with their terms.

(2) The Attractions Purchaser Closing Cash Consideration shall be increased by the amount of all security deposits (other than the security deposits outlined in Section (d)(v)(1)), which security deposits are set forth on Schedule (d)(v)(2) attached hereto; provided, however, that to the extent such deposits or any portions thereof are applied prior to the Closing Date, the Attractions Purchaser Closing Cash Consideration shall not be increased for the same. Following Closing, the Attractions Purchaser shall be entitled to the return of such deposits in accordance with their terms.

(3) No later than three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver to the Attractions Purchaser updated versions of the schedules referred to in Section (d)(v)(1) and Section (d)(v)(2) above, which shall provide the Seller Parties’ best estimates of the amount of each such security deposit as of the Closing Date.

(vi) Insurance Claims. Insurance claims relating to the Managed FEC Attractions shall be covered by the treatment and adjustments set for in clause (c)(ix) above.

(vii) Other Liabilities. Without duplication of any of the foregoing adjustments, the Attractions Purchaser Closing Cash Consideration will be decreased by the aggregate amount of all Other Liabilities of each of the Target Companies that own Managed FEC Attractions or the U.S. Asset Sellers that own assets relating to the Managed FEC Attractions.

Exhibit K

SECTION 116 ESCROW AGREEMENT

THIS AGREEMENT made as of the                      day of                     , 2017.

A M O N G:

R&H US Canadian Cypress Limited, a limited company incorporated under the Companies (Jersey) Law 1991, solely in its capacity as trustee of CYPRESS JERSEY TRUST, a trust formed under the laws of the Island of Jersey

(the “Jersey Trust”) and

OF THE FIRST PART;

- and -

●

(the “Canadian Purchaser”)

OF THE SECOND PART;

- and -

GOODMANS LLP

(hereinafter called the “Escrow Agent”)

OF THE THIRD PART.

WHEREAS:

A.	Pursuant to a Purchase and Sale Agreement made as of the day of November, 2016 among, inter alia, the Jersey Trust and the Canadian Purchaser, (as amended from time to time, the “Purchase Agreement”), the Jersey Trust agreed to sell and the Canadian Purchaser agreed to purchase the Jersey Canadian Assets;

B.	The parties hereto have directed payment to the Escrow Agent on the Closing of an amount in respect of that portion of the Jersey Canadian Closing Consideration that is due on Closing and that is applicable to the Jersey Canadian Assets, as more particularly set out in Schedule “A” hereto (the “Withheld Amount”), to be held in escrow pursuant to the provisions of this Agreement, and to be used to secure the obligations of the Jersey Trust to comply, in all respects, with its obligations under Section 116 of the Income Tax Act (Canada) (the “ITA”) with respect to its sale of the Jersey Canadian Assets to the Canadian Purchaser; and

C.	All capitalized terms which are used in this Agreement, which are not otherwise defined herein, shall have the meanings ascribed thereto in the Purchase Agreement.

NOW THEREFORE in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereby agree and declare as follows:

1.	INTERPRETATION

(a) General

Headings contained herein are inserted for convenience of reference only and are not to be considered for the purposes of interpretation. All monetary references are to Canadian dollars and all references to time are to Toronto time. References to sections, subsections and parts are to those of this Agreement. If anything herein is to be done or held on a day which is not a Business Day, the same shall be done or held on the next succeeding Business Day. Words importing the singular shall include the plural and vice versa.

(b) Governing Law

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties shall attorn exclusively to the jurisdiction of the Courts of the Province of Ontario.

(c) Entire Agreement

This Agreement, together with the Purchase Agreement and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral, written or otherwise, of the parties. There are no representations, warranties, covenants or other agreements between the parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement. No supplement, modification, amendment, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

2.	APPOINTMENT OF ESCROW AGENT

(a) Canadian Purchaser and Jersey Trust (together, the “Transaction Parties”) hereby appoint the Escrow Agent to act in accordance with the terms of this Agreement, and the Escrow Agent hereby accepts such appointment on the terms and conditions of this Agreement.

(b) The Escrow Agent hereby acknowledges receipt on the date hereof of the Withheld Amount. The Withheld Amount, together with the interest earned thereon, shall be released by the Escrow Agent from escrow in the manner hereinafter prescribed.

3.	INVESTMENT OF WITHHELD AMOUNT

(a) Direction re Investment

Each of the Transaction Parties hereby authorizes and directs the Escrow Agent to invest the Withheld Amount with all interest accrued thereon in an interest-bearing account, a banker’s acceptance, other short term interest bearing instrument of a bank listed in Schedule I of the Bank Act (Canada) or such other investments permitted by the Law Society of Upper Canada as the Transaction Parties and the Escrow Agent shall agree upon with all interest thereon to be credited in the manner hereafter prescribed.

(b) Interest on the Withheld Amount

The Transaction Parties agree that any interest earned on the Withheld Amount (including interest on interest) (collectively the “Escrow Interest”) shall be held in escrow and be released or returned in accordance with the terms of this Agreement. The Escrow Interest shall be retained by the Escrow Agent until the date when the balance of the Withheld Amount is fully released pursuant to Section 4 hereof. The Canadian Purchaser represents and warrants to the Escrow Agent that it is not a non-resident for the purposes of the ITA and, accordingly, no income tax is required to be withheld by the Escrow Agent on the release of any interest to the Canadian Purchaser. The Jersey Trust represents and warrants to the Escrow Agent that it is a non-resident for the purposes of the ITA and, accordingly, the Escrow Agent will withhold income tax if required by law.

(c) Benefit of Interest

To the extent that the Withheld Amount is not required to be released pursuant to the terms of this Agreement, such Withheld Amount will be considered to be owned by Jersey Trust and Escrow Interest earned on such Withheld Amount shall be for the benefit of Jersey Trust.

(d) Investment

The amounts held by the Escrow Agent pursuant to this Agreement are at the sole risk of the Transaction Parties and, without limiting the generality of the foregoing, the Escrow Agent shall have no responsibility or liability for any diminution of the Withheld Amount which may result from any investment made pursuant to this Agreement.

4.	RELEASE OF WITHHELD AMOUNT AND ESCROW INTEREST

(a) Payment to CRA

The Escrow Agent is irrevocably authorized and directed by each of the Transaction Parties to automatically remit the Withheld Amount to the Canada Revenue Agency (“CRA”) the day following the Remittance Deadline, provided that notwithstanding the foregoing, if on or prior to the Remittance Deadline, the Jersey Trust has obtained and delivered to the Canadian Purchaser and the Escrow Agent a comfort letter from the CRA that indicates no remittance pursuant to Section 116 of the ITA is required (a “Non-Remittance Letter”), then the Escrow Agent shall not be required to remit the Withheld Amount and the Escrow Agent shall continue to hold such amount in escrow pursuant to the terms of the Non-Remittance Letter.

(b) Other Release

Notwithstanding the foregoing or anything else contained herein, the Escrow Agent shall, at any time it holds the Withheld Amount and Escrow Interest or any part thereof, release and distribute the Withheld Amount and Escrow Interest or any part thereof in accordance with (i) a written direction delivered to the Escrow Agent which has been executed by each of the Transaction Parties; or (ii) a direction or order of the Ontario Court of Justice (General Division) (the “Court”) in any proceedings between the Transaction Parties, with any applicable appeal periods having expired.

5.	REPRESENTATIONS AND WARRANTIES

Each of the Canadian Purchaser, Jersey Trust and the Escrow Agent represents and warrants to the other parties hereto, with respect to itself only, as follows: (a) it has full legal right, power and authority to enter into and perform all of its respective obligations under this Agreement; (b) the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not violate any other agreement to which it is a party; (c) this Agreement has been duly and validly executed and delivered and constitutes a legal, valid and binding agreement, enforceable against it in accordance with its terms except as (i) the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar applicable laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability; and (d) its execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not require the consent, waiver, approval, licence or authorization of or any filing with and governmental authority or other person and will not violate, result in a breach of, or the acceleration of any obligation under, or constitute a default under, any provision of its constating documents, or any indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgement, ordinance, decree, or restriction by which it or any of its properties or assets is bound.

6.	ESCROW AGENT DUTIES AND LIABILITIES

(a) The Escrow Agent shall have no duties or responsibilities other than those expressly set forth in this Agreement, and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall have no duty to enforce any obligation of any person, other than as provided herein.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith, and in the exercise of its own best judgment, and shall not be held liable for any error in judgment made in good faith, unless it shall be proved that the Escrow Agent was negligent in ascertaining the pertinent facts or acted intentionally in bad faith.

(c) The Escrow Agent may rely, and shall be protected in acting, upon any judgment, order, notice, demand, direction, certificate or other instrument, paper or document which may be submitted to it in connection with its duties hereunder and the directions incorporated therein and which is believed by the Escrow Agent to be genuine and signed or presented by the proper person(s), and may accept the same as sufficient evidence of the facts stated therein. The Escrow Agent shall in no way be bound to call for further evidence (whether as to due execution, validity or effectiveness, or the jurisdiction of any court, or as to the truth of any fact), and shall not be responsible for any loss that may be occasioned by its failing to do so.

(d) In the event that the Escrow Agent shall become involved in any arbitration or litigation relating to any amount held in escrow, the Escrow Agent is authorized to comply with any decision reached through such arbitration or litigation.

(e) If the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto or from a third person with respect to any matter arising pursuant to this Agreement which, in its opinion, are in conflict with any provision of this Agreement, it shall be entitled to refrain from taking any action authorized and directed hereunder until it shall be authorized or directed otherwise in writing by both Canadian Purchaser and Jersey Trust, or by an order of a court of competent jurisdiction from which no further appeal may be taken.

(f) The Escrow Agent shall not be required to use, advance or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights under this Agreement other than any such liability as may arise from the failure of the Escrow Agent to perform such duties as are specifically set forth in this Agreement or as a result of the wilful misconduct, fraud or negligent acts or omissions on the part of the Escrow Agent or its representatives.

7.	ESCROW AGENT FEES, COSTS AND EXPENSES

The Jersey Trust agrees to pay to the Escrow Agent reasonable legal fees, plus applicable harmonized sales tax, for the time spent by the Escrow Agent in carrying out its obligations under this Agreement together with disbursements incurred by the Escrow Agent in respect of this Agreement. Any amount owing hereunder and remaining unpaid after thirty (30) days from the invoice date will bear interest at the then current rate charged by the Escrow Agent against unpaid invoices, shall be payable on demand and shall form part of the Escrow Agent’s remuneration hereunder.

8.	INDEMNIFICATION OF ESCROW AGENT

In addition to, and without limiting any other protection of the Escrow Agent hereunder or otherwise by law, each of the Transaction Parties shall, on a joint and several basis, defend, indemnify and hold the Escrow Agent, and its partners, harmless from and against any and all liabilities, losses, claims, damages, penalties, actions, suits, demands, levies, costs, expenses and disbursements including any and all legal and adviser fees and disbursements of whatever kind or nature which may at any time be suffered by, imposed on, incurred by or asserted against the Escrow Agent whether groundless or otherwise, howsoever arising from or out of any act or omission of the Escrow Agent unless arising from the gross negligence or wilful misconduct on the part of the Escrow Agent. Notwithstanding any other provision hereof, this indemnity shall survive the removal or resignation of the Escrow Agent or termination of this Agreement.

9.	RESIGNATION, REMOVAL OF ESCROW AGENT

The Escrow Agent may resign its trust and be discharged from all further duties and liabilities hereunder after giving thirty (30) days’ notice in writing to each of the Transaction Parties provided, however, that such shorter notice may be given as such parties shall accept as sufficient. In case of the resignation of the Escrow Agent or its removal from office or incapacity to act, its successors shall be at once appointed by the Transaction Parties provided that such successor so appointed shall be either a law firm comprised of lawyers authorized to practise law in the Province of Ontario or a trust company qualified to carry on trust business in the Province of Ontario and there shall not exist a material conflict of interest in its role as a fiduciary under this Agreement; but should the Transaction Parties fail to make such appointment then such successor shall be appointed by a Judge of the Ontario Court (General Division) upon the application of any party hereto at the expense of the Transaction Parties and given in such manner as the said Judge may direct. On any new appointment the new Escrow Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as the Escrow Agent without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of the Transaction Parties, all such instruments (if any) as the new Escrow Agent may be advised by counsel to the Escrow Agent, acting reasonably, are necessary or advisable. Any such new successor Escrow Agent shall, forthwith upon appointment, become vested with all the estates, properties, rights, powers and trusts of its predecessors in the trusts hereunder, with like effect as if originally named as Escrow Agent herein and upon receipt of a written authorization and direction from each of the Transaction Parties to such effect, the Escrow Agent shall promptly deliver the balance of the Withheld Amount and all interest earned thereon to the successor Escrow Agent.

10.	DELIVERY OF FUNDS TO COURT

Notwithstanding any other term in this Agreement or the Purchase Agreement, the Escrow Agent shall have the right to deliver the Withheld Amount and Escrow Interest into a court of competent jurisdiction and, if such deposit is made, the Escrow Agent shall be relieved of and discharged from any further obligations under this Agreement whatsoever.

11.	LEGAL COUNSEL

The Escrow Agent may employ or retain such counsel, experts or advisers as it may reasonably require for the purpose of discharging or determining its duties, obligations or rights hereunder and may pay reasonable remuneration for all services so performed by any of them, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Escrow Agent. The Escrow Agent, its partners, officers, directors, employees and agents shall incur no liability and shall be fully protected in acting or not acting in accordance with any opinion, instruction or advice of counsel or such expert so long as, in all cases, they act in good faith in accordance with any opinions, instructions or advice. The cost of such services shall be added to and be part of the Escrow Agent’s fees hereunder.

12.	ADDITIONAL COVENANTS

(a)	The Transaction Parties hereby acknowledge that the release of the Withheld Amount, together with the interest earned thereon, to be made by the Escrow Agent pursuant to the terms of this Agreement will, as further described herein, require the delivery by certain of the Transaction Parties of various certificates, letters, authorizations and/or directions and, accordingly, each of the Transaction Parties hereby agrees to act in good faith and to co-operate with each other, to the extent required, in executing and delivering any such necessary certificates, authorizations and/or directions.

(b)	The Transaction Parties agree that all certificates, authorizations, directions and other documents to be delivered pursuant to the terms of this Agreement shall be in form and in substance satisfactory to the Escrow Agent.

(c)	The Transaction Parties agree to provide the Escrow Agent with their certified tax identification numbers and other forms, documents and information that the Escrow Agent may request in order to fulfill any tax reporting function.

(d)	The Jersey Trust covenants and agrees to use reasonable commercial efforts to obtain and deliver to the Canadian Purchaser and the Escrow Agent a Clearance Certificate in respect of the Jersey Canadian Assets and, prior to receipt of such certificate, a comfort letter with respect to the Jersey Canadian Assets.

(e)	The Jersey Trust covenants and agrees that it shall promptly make up and remit to the CRA at the same time as any remittance is made by the Escrow Agent, any shortfall between the Withheld Amount and the amount as may be demanded by or otherwise required to be paid to the CRA.

(f)	Upon receipt of a Clearance Certificate, comfort letter or other correspondence from the CRA, Jersey Trust shall promptly deliver a copy to the Canadian Purchaser and Escrow Agent.

(g)	Upon receipt of a Clearance Certificate after the Remittance Deadline, the Jersey Trust and the Canadian Purchaser agree to instruct the Escrow Agent to release the Withheld Amount and the Escrow Interest to the Jersey Trust, in the manner described in 3.5(c) of the Purchase Agreement and, if applicable, to the CRA in the manner described in Section 3.5(d) of the Purchase Agreement.

13.	MISCELLANEOUS

(a)	Notices

Any notice or request to be given in connection with this Agreement shall be in writing, and shall be given by delivery or telecopier addressed as follows:

(1)	Jersey Trust:

[Address]

Attention:	●
Email:	●

with a copy to:

●

Attention:	●
Email:	●

(2)	and in the case of Canadian Purchaser addressed to it at:

●

[Address]

Attention:	●
Email:	●

with a copy to:

●

[Address]

Attention:	●
Email:	●

(3)	Escrow Agent:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention:	Jarrett Freeman / John Connon
Email:	jfreeman@goodmans.ca / jconnon@goodmans.ca

Any notice delivered shall be deemed to have been given on the day it is delivered unless such day is not a Business Day, in which event it shall be deemed to have been given on the next Business Day. Any notice transmitted by electronic transmission shall be deemed to have been given on the day of transmission if received at or prior to 5:00 p.m. (Toronto time) on a Business Day or, if received thereafter or on a day which is not a Business Day, shall be deemed to have been given on the next Business Day.

(b) Time

Time shall be of the essence of this Agreement provided that the time for doing or completing any matter may be extended or abridged by an agreement in writing between the parties or their respective solicitors.

(c) Assignment and Enurement

Without limiting the provisions of Article 9 hereof, no party may assign this Agreement without the prior written consent of the other parties. This Agreement enures to the benefit of and binds the parties and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

(d) Waiver

No waiver of any term of this Agreement is binding unless it is in writing and signed by all the parties entitled to grant the waiver. No failure to exercise, and no delay in exercising, any right or remedy, under this Agreement will be deemed to be a waiver of any subsequent entitlement to exercise any unexpired right or remedy. No waiver of any breach of any term of this Agreement will be deemed to be a waiver of any subsequent breach of that term.

(e) Further Assurances

Each party will from time to time promptly execute and deliver all further documents and take all further action reasonably necessary to give effect to the terms of this Agreement.

(f) Acknowledgment

The parties hereto hereby acknowledge and agree that notwithstanding that Goodmans LLP is acting as Escrow Agent hereunder, Goodmans LLP shall be entitled to act or continue to act and shall not be disqualified from acting or continuing to act as legal counsel for any one or more of the Transaction Parties both while it is acting as Escrow Agent hereunder and thereafter and including in the event any dispute arises among the parties with respect to the Escrow Funds, the Escrow Agent’s duties or the interpretation of the Escrow Agreement.

(g) Counterparts.

This Agreement may be executed in several counterparts, each of such counterparts when executed shall constitute an original document, and such counterparts taken together shall constitute one and the same instrument.

(h) Execution by Electronic Transmission.

The signature of any of the parties hereto may be evidenced by a facsimile, scanned email or internet transmission copy of this Agreement bearing such signature.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as at the day and year first above written.

[CANADIAN PURCHASER]

Per:
Name:
Title:

I have authority to bind the corporation

R&H Canadian Cypress, in its capacity as trustee of CYPRESS JERSEY TRUST

Per:
Name:
Title:

I have authority to bind the trust

GOODMANS LLP

Per:
Name:

Section 116 Amount Escrow Agreement Signature Page

SCHEDULE “A”

WITHHELD AMOUNT

Section 116 Withholding Tax Amount	$●

Exhibit L

SALES TAX ESCROW AGREEMENT

THIS AGREEMENT made as of the                      day of                     , 2017.

A M O N G:

Cypress Personal Property Trust TRS ULC, an unlimited liability company formed pursuant to the laws of Nova Scotia

(“Cypress ULC”) and

OF THE FIRST PART;

- and -

●

(the “Canadian Purchaser”)

OF THE SECOND PART;

- and -

GOODMANS LLP

(hereinafter called the “Escrow Agent”)

OF THE THIRD PART.

WHEREAS:

A.	Pursuant to a Purchase and Sale Agreement made as of the day of November, 2016 among, inter alia, Cypress ULC and the Canadian Purchaser, (as amended from time to time, the “Purchase Agreement”), Cypress ULC agreed to sell and the Canadian Purchaser agreed to purchase the ULC Canadian Assets;

B.	The parties hereto have directed payment to the Escrow Agent on the Closing of an amount in respect of that portion of the Canadian Purchase Closing Consideration that is due on Closing and that is applicable to the ULC Canadian Assets, as more particularly set out in Schedule “A” hereto (the “Withheld Amount”), to be held in escrow pursuant to the provisions of this Agreement; and

C.	All capitalized terms which are used in this Agreement, which are not otherwise defined herein, shall have the meanings ascribed thereto in the Purchase Agreement.

NOW THEREFORE in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereby agree and declare as follows:

1.	INTERPRETATION

(a) General

Headings contained herein are inserted for convenience of reference only and are not to be considered for the purposes of interpretation. All monetary references are to Canadian dollars and all references to time are to Toronto time. References to sections, subsections and parts are to those of this Agreement. If anything herein is to be done or held on a day which is not a Business Day, the same shall be done or held on the next succeeding Business Day. Words importing the singular shall include the plural and vice versa.

(b) Governing Law

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties shall attorn exclusively to the jurisdiction of the Courts of the Province of Ontario.

(c) Entire Agreement

This Agreement, together with the Purchase Agreement and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral, written or otherwise, of the parties. There are no representations, warranties, covenants or other agreements between the parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement. No supplement, modification, amendment, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

2.	APPOINTMENT OF ESCROW AGENT

(a) Canadian Purchaser and Cypress ULC (together, the “Transaction Parties”) hereby appoint the Escrow Agent to act in accordance with the terms of this Agreement, and the Escrow Agent hereby accepts such appointment on the terms and conditions of this Agreement.

(b) The Escrow Agent hereby acknowledges receipt on the date hereof of the Withheld Amount. The Withheld Amount, together with the interest earned thereon, shall be released by the Escrow Agent from escrow in the manner hereinafter prescribed.

3.	INVESTMENT OF WITHHELD AMOUNT

(a) Direction re Investment

Each of the Transaction Parties hereby authorizes and directs the Escrow Agent to invest the Withheld Amount with all interest accrued thereon in an interest-bearing account, a banker’s acceptance, other short term interest bearing instrument of a bank listed in Schedule I of the Bank Act (Canada) or such other investments permitted by the Law Society of Upper Canada as the Transaction Parties and the Escrow Agent shall agree upon with all interest thereon to be credited in the manner hereafter prescribed.

(b) Interest on the Withheld Amount

The Transaction Parties agree that any interest earned on the Withheld Amount (including interest on interest) (collectively the “Escrow Interest”) shall be held in escrow and be released or returned in accordance with the terms of this Agreement. The Escrow Interest shall be retained by the Escrow Agent until the date when the balance of the Withheld Amount is fully released pursuant to Section 4 hereof. Each of Cypress ULC and the Canadian Purchaser represents and warrants to the Escrow Agent that it is not a non-resident for the purposes of the Income Tax Act (Canada) (the “ITA”) and, accordingly, no income tax is required to be withheld by the Escrow Agent on the release of any interest to Cypress ULC or the Canadian Purchaser, as the case may be.

(c) Benefit of Interest

To the extent that the Withheld Amount is not required to be released pursuant to the terms of this Agreement, such Withheld Amount will be considered to be owned by Cypress ULC and Escrow Interest earned on such Withheld Amount shall be for the benefit of Cypress ULC.

(d) Investment

The amounts held by the Escrow Agent pursuant to this Agreement are at the sole risk of the Transaction Parties and, without limiting the generality of the foregoing, the Escrow Agent shall have no responsibility or liability for any diminution of the Withheld Amount which may result from any investment made pursuant to this Agreement.

4.	RELEASE OF WITHHELD AMOUNT AND ESCROW INTEREST

(a)	Mutual Release

Notwithstanding anything else contained herein, the Escrow Agent shall, at any time it holds the Withheld Amount and Escrow Interest or any part thereof, release and distribute the Withheld Amount and Escrow Interest or any part thereof in accordance with (i) a written direction delivered to the Escrow Agent which has been executed by each of the Transaction Parties; or (ii) a direction or order of the Ontario Court of Justice (General Division) (the “Court”) in any proceedings between the Transaction Parties, with any applicable appeal periods having expired.

(b)	Cypress ULC Release

The Escrow Agent is irrevocably authorized and directed by each of the Transaction Parties to remit all of the Withheld Amount to the Canadian Purchaser and the Escrow Interest to Cypress ULC following receipt of a written direction delivered to the Escrow Agent by Cypress ULC (with a copy to the Canadian Purchaser) to such effect.

(c)	Other Release

Where the Escrow Agent has not been provided with either a mutual release or a Cypress ULC release pursuant to Section 4(a) or 4(b) hereof, respectively, prior to the day that is 24 months following Closing, the Escrow Agent is irrevocably authorized and directed by each of the Transaction Parties, to remit on or after the day that is 24 months following Closing, all of the Withheld Amount to the Canadian Purchaser and all of the Escrow Interest to Cypress ULC.

5.	REPRESENTATIONS AND WARRANTIES

Each of the Canadian Purchaser, Cypress ULC and the Escrow Agent represents and warrants to the other parties hereto, with respect to itself only, as follows: (a) it has full legal right, power and authority to enter into and perform all of its respective obligations under this Agreement; (b) the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not violate any other agreement to which it is a party; (c) this Agreement has been duly and validly executed and delivered and constitutes a legal, valid and binding agreement, enforceable against it in accordance with its terms except as (i) the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar applicable laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability; and (d) its execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not require the consent, waiver, approval, licence or authorization of or any filing with and governmental authority or other person and will not violate, result in a breach of, or the acceleration of any obligation under, or constitute a default under, any provision of its constating documents, or any indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, judgement, ordinance, decree, or restriction by which it or any of its properties or assets is bound.

6.	ESCROW AGENT DUTIES AND LIABILITIES

(a) The Escrow Agent shall have no duties or responsibilities other than those expressly set forth in this Agreement, and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall have no duty to enforce any obligation of any person, other than as provided herein.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith, and in the exercise of its own best judgment, and shall not be held liable for any error in judgment made in good faith, unless it shall be proved that the Escrow Agent was negligent in ascertaining the pertinent facts or acted intentionally in bad faith.

(c) The Escrow Agent may rely, and shall be protected in acting, upon any judgment, order, notice, demand, direction, certificate or other instrument, paper or document which may be submitted to it in connection with its duties hereunder and the directions incorporated therein and which is believed by the Escrow Agent to be genuine and signed or presented by the proper person(s), and may accept the same as sufficient evidence of the facts stated therein. The Escrow Agent shall in no way be bound to call for further evidence (whether as to due execution, validity or effectiveness, or the jurisdiction of any court, or as to the truth of any fact), and shall not be responsible for any loss that may be occasioned by its failing to do so.

(d) In the event that the Escrow Agent shall become involved in any arbitration or litigation relating to any amount held in escrow, the Escrow Agent is authorized to comply with any decision reached through such arbitration or litigation.

(e) If the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto or from a third person with respect to any matter arising pursuant to this Agreement which, in its opinion, are in conflict with any provision of this Agreement, it shall be entitled to refrain from taking any action authorized and directed hereunder until it shall be authorized or directed otherwise in writing by both Canadian Purchaser and Cypress ULC, or by an order of a court of competent jurisdiction from which no further appeal may be taken.

(f) The Escrow Agent shall not be required to use, advance or risk its own funds or otherwise incur financial liability in the performance of any of its duties or the exercise of any of its rights under this Agreement other than any such liability as may arise from the failure of the Escrow Agent to perform such duties as are specifically set forth in this Agreement or as a result of the wilful misconduct, fraud or negligent acts or omissions on the part of the Escrow Agent or its representatives.

7.	ESCROW AGENT FEES, COSTS AND EXPENSES

Cypress ULC agrees to pay to the Escrow Agent reasonable legal fees, plus applicable harmonized sales tax, for the time spent by the Escrow Agent in carrying out its obligations under this Agreement together with disbursements incurred by the Escrow Agent in respect of this Agreement. Any amount owing hereunder and remaining unpaid after thirty (30) days from the invoice date will bear interest at the then current rate charged by the Escrow Agent against unpaid invoices, shall be payable on demand and shall form part of the Escrow Agent’s remuneration hereunder.

8.	INDEMNIFICATION OF ESCROW AGENT

In addition to, and without limiting any other protection of the Escrow Agent hereunder or otherwise by law, each of the Transaction Parties shall, on a joint and several basis, defend, indemnify and hold the Escrow Agent, and its partners, harmless from and against any and all liabilities, losses, claims, damages, penalties, actions, suits, demands, levies, costs, expenses and disbursements including any and all legal and adviser fees and disbursements of whatever kind or nature which may at any time be suffered by, imposed on, incurred by or asserted against the Escrow Agent whether groundless or otherwise, howsoever arising from or out of any act or omission of the Escrow Agent unless arising from the gross negligence or wilful misconduct on the part of the Escrow Agent. Notwithstanding any other provision hereof, this indemnity shall survive the removal or resignation of the Escrow Agent or termination of this Agreement.

9.	RESIGNATION, REMOVAL OF ESCROW AGENT

The Escrow Agent may resign its trust and be discharged from all further duties and liabilities hereunder after giving thirty (30) days’ notice in writing to each of the Transaction Parties provided, however, that such shorter notice may be given as such parties shall accept as sufficient. In case of the resignation of the Escrow Agent or its removal from office or incapacity to act, its successors shall be at once appointed by the Transaction Parties provided that such successor so appointed shall be either a law firm comprised of lawyers authorized to practise law in the Province of Ontario or a trust company qualified to carry on trust business in the Province of Ontario and there shall not exist a material conflict of interest in its role as a fiduciary under this Agreement; but should the Transaction Parties fail to make such appointment then such successor shall be appointed by a Judge of the Ontario Court (General Division) upon the application of any party hereto at the expense of the Transaction Parties and given in such manner as the said Judge may direct. On any new appointment the new Escrow Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as the Escrow Agent without any further assurance, conveyance, act or deed, but there shall be immediately executed, at the expense of the Transaction Parties, all such instruments (if any) as the new Escrow Agent may be advised by counsel to the Escrow Agent, acting reasonably, are necessary or advisable. Any such new successor Escrow Agent shall, forthwith upon appointment, become vested with all the estates, properties, rights, powers and trusts of its predecessors in the trusts hereunder, with like effect as if originally named as Escrow Agent herein and upon receipt of a written authorization and direction from each of the Transaction Parties to such effect, the Escrow Agent shall promptly deliver the balance of the Withheld Amount and all interest earned thereon to the successor Escrow Agent.

10.	DELIVERY OF FUNDS TO COURT

Notwithstanding any other term in this Agreement or the Purchase Agreement, the Escrow Agent shall have the right to deliver the Withheld Amount and Escrow Interest into a court of competent jurisdiction and, if such deposit is made, the Escrow Agent shall be relieved of and discharged from any further obligations under this Agreement whatsoever.

11.	LEGAL COUNSEL

The Escrow Agent may employ or retain such counsel, experts or advisers as it may reasonably require for the purpose of discharging or determining its duties, obligations or rights hereunder and may pay reasonable remuneration for all services so performed by any of them, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Escrow Agent. The Escrow Agent, its partners, officers, directors, employees and agents shall incur no liability and shall be fully protected in acting or not acting in accordance with any opinion, instruction or advice of counsel or such expert so long as, in all cases, they act in good faith in accordance with any opinions, instructions or advice. The cost of such services shall be added to and be part of the Escrow Agent’s fees hereunder.

12.	ADDITIONAL COVENANTS

(a)	The Transaction Parties hereby acknowledge that the release of the Withheld Amount, together with the interest earned thereon, to be made by the Escrow Agent pursuant to the terms of this Agreement will, as further described herein, require the delivery by certain of the Transaction Parties of various certificates, letters, authorizations and/or directions and, accordingly, each of the Transaction Parties hereby agrees to act in good faith and to co-operate with each other, to the extent required, in executing and delivering any such necessary certificates, authorizations and/or directions.

(b)	The Transaction Parties agree that all certificates, authorizations, directions and other documents to be delivered pursuant to the terms of this Agreement shall be in form and in substance satisfactory to the Escrow Agent.

(c)	The Transaction Parties agree to provide the Escrow Agent with their certified tax identification numbers and other forms, documents and information that the Escrow Agent may request in order to fulfill any tax reporting function.

13.	MISCELLANEOUS

(a) Notices

Any notice or request to be given in connection with this Agreement shall be in writing, and shall be given by delivery or telecopier addressed as follows:

(1)	Cypress ULC:

[Address]

Attention:	●
Email:	●

with a copy to:

●

Attention:	●
Email:	●

(2)	and in the case of Canadian Purchaser addressed to it at:

●

[Address]

Attention:	●
Email:	●

with a copy to:

●

[Address]

Attention:	●
Email:	●

(3)	Escrow Agent:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention:	Jarrett Freeman / John Connon
Email:	jfreeman@goodmans.ca / jconnon@goodmans.ca

Any notice delivered shall be deemed to have been given on the day it is delivered unless such day is not a Business Day, in which event it shall be deemed to have been given on the next Business Day. Any notice transmitted by electronic transmission shall be deemed to have been given on the day of transmission if received at or prior to 5:00 p.m. (Toronto time) on a Business Day or, if received thereafter or on a day which is not a Business Day, shall be deemed to have been given on the next Business Day.

(b) Time

Time shall be of the essence of this Agreement provided that the time for doing or completing any matter may be extended or abridged by an agreement in writing between the parties or their respective solicitors.

(c) Assignment and Enurement

Without limiting the provisions of Article 9 hereof, no party may assign this Agreement without the prior written consent of the other parties; provided, however, that each party to this Agreement acknowledges and agrees that nothing herein shall restrict the ability of Cypress ULC to dissolve prior to the release of the Withheld Amount and the Escrow Interest; provided, further, that in the event of such a dissolution of Cypress ULC, the Escrow Agent and the Canadian Purchaser shall be entitled to act on the written directions of ● in place of Cypress ULC hereunder. This Agreement enures to the benefit of and binds the parties and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

(d) Waiver

No waiver of any term of this Agreement is binding unless it is in writing and signed by all the parties entitled to grant the waiver. No failure to exercise, and no delay in exercising, any right or remedy, under this Agreement will be deemed to be a waiver of any subsequent entitlement to exercise any unexpired right or remedy. No waiver of any breach of any term of this Agreement will be deemed to be a waiver of any subsequent breach of that term.

(e) Further Assurances

Each party will from time to time promptly execute and deliver all further documents and take all further action reasonably necessary to give effect to the terms of this Agreement.

(f) Acknowledgment

The parties hereto hereby acknowledge and agree that notwithstanding that Goodmans LLP is acting as Escrow Agent hereunder, Goodmans LLP shall be entitled to act or continue to act and shall not be disqualified from acting or continuing to act as legal counsel for any one or more of the Transaction Parties both while it is acting as Escrow Agent hereunder and thereafter and including in the event any dispute arises among the parties with respect to the Escrow Funds, the Escrow Agent’s duties or the interpretation of the Escrow Agreement.

(g) Counterparts.

This Agreement may be executed in several counterparts, each of such counterparts when executed shall constitute an original document, and such counterparts taken together shall constitute one and the same instrument.

(h) Execution by Electronic Transmission.

The signature of any of the parties hereto may be evidenced by a facsimile, scanned email or internet transmission copy of this Agreement bearing such signature.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as at the day and year first above written.

[CANADIAN PURCHASER]

Per:
Name:
Title:

I have authority to bind the corporation

CYPRESS PERSONAL PROPERTY TRUST TRS ULC

Per:
Name:
Title:

I have authority to bind the company

GOODMANS LLP

Per:
Name:

Section 116 Amount Escrow Agreement Signature Page

SCHEDULE “A”

WITHHELD AMOUNT

Sales Tax Amount	$	●

Exhibit M

Attractions Purchaser

Required Domain Name Corrections

Domain Names	LAST REGISTRANT NAME/ORGANIZATION PER DOMAIN VERIFICATION
wetnwildhawaii.com	Christopher Cost, Wet’n’Wild Hawaii

www.rapidswaterpark.com	Rapids Water Park

wetnwildphoenix.com	Christopher Cost, Wet’n’Wild Phoenix

www.camelotparkbakersfield.com	DNS ADMIN; AMP, LLC

wildwaves.com	CNL Income Enchanted Village, LLC

www.frontiercity.com	Registration Private; Domains By Proxy, LLC

myrtlewaves.com	James Harhi, Innovative Attraction Management

www.funtasticks.com	DNS ADMIN; AMP, LLC

www.whitewaterbay.com	Registration Private; Domains By Proxy, LLC

www.mountasiafamilyfuncenter.com	DNS ADMIN; AMP, LLC

northstarattahoe.com	Charles Townsend, Vail Resorts Inc.

skinorthstar.com	Vail Trademarks, Vail Trademarks Inc.

bikenorthstar.com	Vail Trademarks, Vail Trademarks Inc.

golfnorthstar.com	Vail Trademarks, Vail Trademarks Inc.

magicsprings.com	DNS ADMIN; AMP, LLC

pacpark.com	PERFECT PRIVACY, LLC

wetnwildpalmsprings.com	Christopher Cost; Wet’n’Wild Palm Springs

zumafuncenters.com	DNS ADMIN; AMP, LLC

darienlake.com	Christopher Cost; Darien Lake Theme Park Resort

wetnwildsplashtown.com	Christopher Cost; Premier Parks LLC

waterworldcalifornia.com	Festival Fun Parks LLC

Required Trademark Corrections

Trademark	Jurisdiction	Registration Number	Registration Date	Last Listed Owner
PACIFIC PARK	CA	59,385	Jul. 13, 2004	CNL Income Pacific Park, LLC

Required Lien Corrections

Entity	Location of Registration (State or US Patent Office)	Secured Party	Serial Number	Collateral
CLP Splashtown, LLC[1]	USPTO	JPMorgan Chase Bank, N.A.	Reel/Frame: 3560/0161	USPTO Reg. No. 2426069, SPLASHTOWN

CLP Darien Lake, LLC	USPTO	Fifth Third Bank	Reel/Frame: 4857/0331	USPTO Reg. No. 2891370, DARIEN LAKE

CLP Frontier City, LLC	USPTO	Fifth Third Bank	Reel/Frame: 4857/0331	USPTO Reg. No. 2830107, FRONTIER CITY

[1]	The Company shall use commercially reasonable efforts to effectuate the correction of this lien.

Ski Purchaser

Required Domain Name Corrections

Domain Names	LAST REGISTRANT NAME/ORGANIZATION PER DOMAIN VERIFICATION 8/29/2016
cypressmountain.com	Dale Prentice, Boyne Resorts

cypressbowl.com	Dale Prentice, Boyne Resorts

cypressmountain.ca	Cypress Bowl Limited Partnership ULC

cypressmountainsports.com	Dale Prentice, Boyne Resorts

stevenspass.com	Information Technology, Stevens Pass

stevenspass.net	Information Technology, Stevens Pass

stevensbikepark.com	Information Technology, Stevens Pass

stevensbikepark.net	Information Technology, Stevens Pass

stevensbikepark.org	Information Technology, Stevens Pass

stevenspassbikepark.com	Information Technology, Stevens Pass

sugarloaf.com	Dale Prentice, Boyne Resorts

sugarloafsticker.com	Dale Prentice, Boyne Resorts

sundayriverrealty.com	Dale Prentice, Boyne Resorts

sundayriver.com	Dale Prentice, Boyne Resorts

sundayriverweddings.com	Dale Prentice, Boyne Resorts

Crestedbuttecenres.com	Erica Rasmussen, Crested Butte Mountain Resort

Crestedbuttecentralreservations.com	Erica Rasmussen, Crested Butte Mountain Resort

Crestedbuttemountaincompany.com	Erica Rasmussen, Crested Butte Mountain Resort

Crestedbutteresort.com	Erica Rasmussen, Crested Butte Mountain Resort

Grandlodgeatcrestedbutte.com	Erica Rasmussen, Crested Butte Mountain Resort

Grandlodgecb.com	Erica Rasmussen, Crested Butte Mountain Resort

Grandlodgecrestedbutte.com	Erica Rasmussen, Crested Butte Mountain Resort

Lodgeatcrestedbutte.com	Erica Rasmussen, Crested Butte Mountain Resort

Lodgeatmountaineersquare.com	Erica Rasmussen, Crested Butte Mountain Resort

Mountaineerconferencecenter.com	Erica Rasmussen, Crested Butte Mountain Resort

Mountaineersquare.com	Erica Rasmussen, Crested Butte Mountain Resort

Ridecb.com	Erica Rasmussen, Crested Butte Mountain Resort

Skicb.com	Erica Rasmussen, Crested Butte Mountain Resort

Skicb.info	Registration Private, Domains By Proxy, LLC

Skicb.org	Registration Private, Domains By Proxy, LLC

Skicb.tv	Registration Private, Domains By Proxy, LLC

Domain Names	LAST REGISTRANT NAME/ORGANIZATION PER DOMAIN VERIFICATION 8/29/2016
Staycb.com	Erica Rasmussen, Crested Butte Mountain Resort

Mountsunapee.com	Ross Malaguti, Mount Sunapee Resort

Mountsunapee.info	Direct Privacy, Domain Name Proxy Service, Inc.

Mountsunapee.net	Ross Malaguti, Mount Sunapee Resort

Mountsunapee.us	Ross Malaguti, Mount Sunapee Resort

Mtsunapee.com	Ross Malaguti, Mount Sunapee Resort

Mtsunapee.info	Direct Privacy, Domain Name Proxy Service, Inc.

Mtsunapee.net	Direct Privacy, Domain Name Proxy Service, Inc.

Mtsunapee.us	Ross Malaguti, Mount Sunapee Resort

Skimatch.net	Mike Briarcliffe, Mike Briarcliffe

loonmtn.com	Dale Prentice, Boyne Resorts

loonsnowboarding.com	Dale Prentice, Boyne Resorts

rideloon.com	Dale Prentice, Boyne Resorts

rideloonmountain.com	Dale Prentice, Boyne Resorts

rideloonmt.com	Dale Prentice, Boyne Resorts

rideloonmtn.com	Dale Prentice, Boyne Resorts

mthigh.com	Mountain High Resort Associates, LLC

okemo.biz	Domain Keeper, Okemo Limited Liability Co.

sierratahoe.com	Kristin Cattell/Sierra-at-Tahoe, Inc.

sierraattahoe.com	Josh Smith/Sierra-at-Tahoe, LLC

summitatsnoqualmie.com	Dale Prentice, Boyne Resorts

summit-at-snoqualmie.com	Dale Prentice, Boyne Resorts

Required Lien Corrections

Entity	Location of Registration (State or US Patent Office)	Secured Party	Serial Number	Collateral
CNL Income Jiminy Peak	DE	Berkshire Bank	2009 3083927	All IP

CNL Income Jiminy Peak	DE	Berkshire Bank	2009 3083927	All IP

CLP Sunday River, LLC	USPTO	Fifth Third Bank	Reel/Frame: 4857/0331	USPTO Reg. No. 3188971, a design mark of a mountain and sunrise

CLP Sunday River, LLC	USPTO	Fifth Third Bank	Reel/Frame: 4857/0331	USPTO Reg. No. 3188970, a word mark containing the words “SUNDAY RIVER”

CLP Sunday River, LLC	USPTO	Fifth Third Bank	Reel/Frame: 4857/0331	USPTO Reg. No. 2763724, a word mark containing the words “SUNDAY RIVER”

CLP Sunday River, LLC[2]	USPTO	Bank Boston	Reel/Frame: 1700/0985	USPTO Reg. No. 1946833, a word mark containing the words “THE EDGE”

CLP Sugarloaf, LLC	USPTO	Fifth Third Bank	Reel/Frame: 4857/0331	USPTO Reg. No. 1967517, a word mark containing the words “SUPERSQUAD”

CLP Sugarloaf, LLC	USPTO	Fifth Third Bank	Reel/Frame: 4857/0331	USPTO Reg. No. 930239, a design mark of a mountaintop also containing the words “Sugarloaf U.S.A.,” owned by CLP Sugarloaf, LLC.

[2]	The Company shall use commercially reasonable efforts to effectuate the correction of this lien.

Exhibit N

Transfer Tax Responsibility (Company, Attractions Purchaser, Ski Purchaser, Canadian Purchaser)

Magic Springs	Divided equally between Company and Attractions Purchaser
Funtasticks Fun Center	n/a
Phoenix Wet ‘n Wild	n/a
Cypress Mountain	n/a
Camelot Park	Company
Waterworld	Company
Pacific Park	Company
Palm Springs Wet ‘n Wild	Company
Sierra-at-Tahoe	Company
Northstar	Company
Northstar Village	Company
Mountain High	Company
Crested Butte	Divided equally between Company and Ski Purchaser
Rapids Water Park	Company
Hawaii Wet ‘n Wild	Company
Jiminy Peak Mountain Resort	Company
Sunday River	Divided equally between Company and Ski Purchaser
Sugarloaf	Divided equally between Company and Ski Purchaser
Adventure Landings – Charlotte	Company
Loon Mountain	Divided equally between Company and Ski Purchaser
Mt. Sunapee	Divided equally between Company and Ski Purchaser
Darien Lake	Company
Frontier City	Company
White Water Bay	Company
Myrtle Waves	Company
Gatlinburg	Ski Purchaser
Hawaiian Falls – Colony	n/a
Hawaiian Falls – Garland	n/a
Zuma – S. Houston	n/a
Mountasia Fun Center	n/a
Splashtown Wet ‘n’ Wild	n/a
Brighton Ski Resort	n/a
Okemo Mountain	Ski Purchaser
Wild Waves	Company
Summit at Snoqualmie	Company
Stevens Pass	Company
Adventure Landing	Company

Exhibit O

[●], 2017

Board of Directors of

CNL Lifestyle Properties, Inc.

450 South Orange Avenue

Orlando, Florida 32801

Re:	Resignation Letter

Dear Board Members:

Reference is hereby made to that certain Purchase and Sale Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”), dated as of [•], 2016, by and among EPR Properties, a Maryland real estate investment trust, Ski Resort Holdings LLC, a Delaware limited liability company, CNL Lifestyle Properties, Inc., a Maryland corporation (the “Company”), CLP Partners, LP, a Delaware limited partnership (the “Operating Partnership”), and certain other Company subsidiary entities party thereto.

As required by Section 8.16 of the Purchase Agreement, I hereby voluntarily and irrevocably resign from any and all positions I hold at any Target Company (as defined in the Purchase Agreement) or any subsidiary of a Target Company, including without limitation the positions of director, officer, trustee and/or manager, as applicable, contingent upon and effective as of the Closing (as defined in the Purchase Agreement). For the avoidance of doubt, the undersigned does not by this letter resign from his or her position as a director, officer or employee of the Company or the Operating Partnership, as may be applicable.

The undersigned does hereby agree to take all such further actions, if any, as are necessary to effect this resignation.

[The remainder of this page is intentionally left blank.]

Form of Resignation Letter

Sincerely,

By:
Name: [Insert Name of Officer/Director/Manager]

Resignation Signature Page

Exhibit P

FORM OF TENANT ESTOPPEL BRING-DOWN LETTER

[DATE], 2017

[Name of Tenant]

[Address]

RE:	Confirmation of Tenant Estoppel Certificate

Reference is made to that certain Estoppel Certificate attached hereto as Exhibit A (the “Estoppel Certificate”). The undersigned hereby confirms that the information set forth in the Estoppel Certificate remains accurate as of [DATE] except for the information, if any, set forth on Exhibit B attached hereto.

EXHIBIT A

ESTOPPEL CERTIFICATE

[Attach Tenant Estoppel Certificate]

EXHIBIT B

Please Check One Box

The information set forth in Exhibit A is accurate as of the date hereof.	☐

The information set forth in Exhibit A is accurate as of the date hereof except for the following:	☐

ATTEST:		[NAME OF TENANT]

By:		By:
	Name:		Name:
	Title:		Title:

Signature Page to Tenant Estoppel Bring-Down Letter

Exhibit Q

FORM OF GROUND LESSOR BRING-DOWN LETTER

[DATE], 2017

[Name of Ground Lessor]

[Address]

RE:	Confirmation of Ground Lessor Estoppel Certificate

Reference is made to that certain Estoppel Certificate attached hereto as Exhibit A (the “Estoppel Certificate”). The undersigned hereby confirms that the information set forth in the Estoppel Certificate remains accurate as of [DATE] except for the information, if any, set forth on Exhibit B attached hereto.

EXHIBIT A

ESTOPPEL CERTIFICATE

[Attach Ground Lessor Estoppel Certificate]

EXHIBIT B

Please Check One Box

The information set forth in Exhibit A is accurate as of the date hereof.	☐

The information set forth in Exhibit A is accurate as of the date hereof except for the following:	☐

ATTEST:		[NAME OF GROUND LESSOR]

By:		By:
	Name:		Name:
	Title:		Title:

Signature Page to Ground Lessor Estoppel Bring-Down Letter

Exhibit R

                        , 2017

CNL Lifestyle Properties, Inc.

450 South Orange Avenue

Orlando, Florida 32801

Attn: Chief Financial Officer and Deputy General Counsel

Re:	REIT Opinion required under Purchase and Sale Agreement dated , 2016

Ladies and Gentlemen:

In connection with and pursuant to Section 9.3(g) of the Purchase and Sale Agreement by and among CNL Lifestyle Properties, Inc., a Maryland corporation (“CNL”), CLP Partners, LP, a Delaware limited partnership, EPR Properties, a Maryland real estate investment trust (“EPR”), Ski Resort Holdings LLC, a Delaware limited liability company, and the other Sellers named in such agreement dated                         , 2016 (the “Purchase and Sale Agreement”), CNL has requested certain opinions as to EPR’s qualification as a real estate investment trust for U.S. federal income tax purposes (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”).

You have requested that we express our opinion as to the qualification of EPR as a REIT under the provisions of Sections 856 through 860 of the Code commencing with EPR’s taxable year that ended on December 31, 2006, as well as EPR’s continued qualification as a REIT after the consummation of the “Attractions Purchaser Interest Sale,” the “Attractions Purchaser Asset Sale” and the other “Contemplated Transactions” as such terms are defined in the Purchase and Sale Agreement (collectively, the “Transactions”). With your consent, for purposes of this opinion, we assume that the Transactions will be recognized as taxable transactions for U.S. federal income tax purposes in accordance with Section 8.12(b) of the Purchase and Sale Agreement.

The opinions expressed herein are based on certain representations made by EPR as to factual matters as set forth in EPR’s registration statements on Forms S-3 and S-11 most recently filed with the Securities and Exchange Commission (the “Prior Registration Statements”). In connection with the opinion expressed herein, we have reviewed such documents and made such inquiries as we have deemed necessary as a basis for such opinion. In addition, EPR has made certain factual representations to us as set forth in an Officers’ Certificate dated                         , 2017 (the “Officers’ Certificate”), as referenced in Section 8.22 of the Purchase and Sale Agreement, and, with EPR’s permission, we have relied upon such factual representations in expressing our opinions herein. In expressing our opinion herein, we have assumed, with your consent, that (i) the statements and representations set forth in the Prior Registration Statements and the Officers’ Certificate are true and correct, (ii) the Officers’ Certificate has been executed by appropriate and authorized officers of EPR and (iii) no action has been taken that is inconsistent with the representations in such Officer’s Certificate or will be taken by EPR subsequent to the date hereof that is inconsistent with EPR’s status as a REIT. Although we have not independently investigated the factual basis for the representations set forth in the Prior Registration Statements or set forth in the Officers’ Certificate, nothing has come to our attention that would lead us to question the accuracy of any such representation.

CNL Lifestyle Properties, Inc.

                        , 2017

Based on the foregoing and subject to the limitations and assumptions set forth herein, we are of the opinion that:

Beginning with its taxable year ended December 31, 2006 and through the date of this opinion, EPR has been organized and operated in conformity with the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes, and EPR’s current and proposed method of operation, including with the inclusion of the assets acquired as a result of the Transactions, will enable EPR to continue to meet the requirements for qualification and taxation as a REIT for its current and subsequent taxable years.

The opinions expressed herein are based on existing law as contained in the Code and regulations promulgated thereunder, in effect on the date hereof, and the interpretations of such provisions and regulations by the Internal Revenue Service (“IRS”) and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively, and to possibly different interpretations. Also, any variation or difference in the facts from those set forth in the Prior Registration Statements or the Officers’ Certificate may affect the opinions expressed herein. Moreover, EPR’s continuing qualification and taxation as a REIT depend upon EPR’s ability to meet, through actual annual operating results, distribution levels and diversity of share ownership, the various qualification tests imposed under the Code. We do not undertake to monitor whether EPR actually will satisfy such tests. Accordingly, no assurance can be given that the actual results of EPR’s operations for any taxable year will satisfy such requirements.

The opinions expressed herein are limited to the specific issues addressed herein, and we express no opinion, whether by implication or otherwise, as to any matters beyond that expressly stated herein. The opinions expressed herein represent our legal judgment, but they have no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be successfully asserted by the IRS or a court. This letter shall not be construed as or deemed to be a guaranty or insuring agreement. The opinions expressed herein are rendered as of the date first written above and we have no continuing obligation hereunder to inform you of changes of law, including judicial interpretations of law, or of facts, circumstances, events or developments of which we become aware after the date hereof and which may alter, affect or modify the opinions expressed herein.

Very truly yours,

Exhibit S

Title Insurance Expenses paid by Seller

Magic Springs

Funtasticks Fun Center

Phoenix Wet ‘n’ Wild

Camelot Park

Waterworld

Pacific Park

Palm Springs Wet ‘n’ Wild

Sierra-at-Tahoe

Northstar

Northstar Village

Mountain High

Crested Butte

Rapids Water Park

Hawaii Wet ‘n’ Wild – 60%

Gatlinburg

Hawaiian Falls – Colony

Hawaiian Falls – Garland

Zuma Fun Center – S. Houston

Mountasia Fun Center

Splashtown Wet ‘n’ Wild

Brighton Ski Resort

Wild Waves

Summit at Snoqualmie

Stevens Pass

Frontier City - 50%

White Water Bay - 50%

Schedule 1

Attractions Equity Sellers

1.	CLP Partners, LP
2.	CLP Ski II, LLC
3.	CLP Ski Holding, LLC
4.	CLP Colony Holding, LLC
5.	CLP Colony GP, LLC
6.	CLP Garland Holding, LLC
7.	CLP Garland GP, LLC
8.	CLP Amusement Holding, LLC
9.	CLP Amusement II, LLC
10.	CLP Amusement III, LLC
11.	CLP Amusement IV, LLC
12.	CLP Amusement V, LLC

Schedule 2

Ski Equity Sellers

1.	CLP Gatlinburg GP Corp.
2.	CLP Partners, LP
3.	CLP Ski II, LLC
4.	CLP Ski III, LLC
5.	CLP Ski IV, LLC
6.	CLP Ski V, LLC
7.	CLP Ski VII, LLC
8.	CLP Ski VIII, LLC

Schedule 3

U.S. Attractions Asset Sellers

1.	CLP Northstar TRS Corp.
2.	CLP Myrtle Waves TRS Corp.
3.	CLP Darien Lake TRS Corp.
4.	CLP Frontier City TRS Corp.
5.	CLP Splashtown TRS Corp.
6.	CLP Enchanted Village TRS Corp.
7.	CLP Waterworld TRS Corp.
8.	CLP White Water Bay TRS Corp.
9.	CLP Hawaiian Waters TRS Corp.
10.	CLP Pacific Park TRS Corp.
11.	CLP Rapids Waterpark TRS Corp.
12.	CLP Magic Spring TRS Corp.
13.	CLP Palm Springs CA Waterpark TRS Corp.
14.	CLP Phoenix AZ Waterpark TRS Corp.
15.	CLP IP Holding Corp.
16.	CLP Charlotte FEC, LLC
17.	CLP Richland Hills FEC, LLC
18.	CLP South Houston FEC, LLC
19.	CLP Tucson FEC, LLC
20.	CLP Bakersfield FEC, LLC
21.	CLP Ski Lift TRS Corp.

Schedule 4

U.S. Ski Asset Sellers

1.	CLP Sugarloaf TRS Corp.
2.	CLP Sunday River TRS Corp.
3.	CLP Mount Sunapee TRS Corp.
4.	CLP Okemo Mountain TRS Corp.
5.	CLP Jiminy Peak TRS Corp.
6.	CLP Snoqualmie TRS Corp.
7.	CLP Sierra TRS Corp.
8.	CLP Loon Mountain TRS Corp.
9.	CLP Brighton TRS Corp.
10.	CLP Mountain High TRS Corp.
11.	CLP Stevens Pass TRS Corp.
12.	CLP Crested Butte TRS Corp.

Schedule 5

Ski Target Companies

1.	CLP Gatlinburg Partnership, LP
2.	CLP Snoqualmie, LLC
3.	CLP Sierra, LLC
4.	CLP Loon Mountain, LLC
5.	CLP Brighton, LLC
6.	CLP Mountain High, LLC
7.	CLP Stevens Pass, LLC
8.	CLP Sugarloaf, LLC
9.	CLP Sunday River, LLC and its wholly owned subsidiary, CLP SR II, LLC
10.	CLP Jiminy Peak, LLC
11.	CLP Mount Sunapee, LLC
12.	CLP Okemo Mountain, LLC
13.	CLP Crested Butte, LLC

Schedule 6

Attractions Target Companies

1.	CLP Northstar Commercial, LLC
2.	CLP Northstar, LLC
3.	CLP Colony, LP
4.	CLP Garland, LP
5.	CLP Magic Spring, LLC
6.	CLP Myrtle Waves, LLC
7.	CLP Darien Lake, LLC
8.	CLP Frontier City, LLC
9.	CLP Enchanted Village, LLC
10.	CLP Splashtown, LLC
11.	CLP Waterworld, LLC
12.	CLP White Water Bay, LLC
13.	CLP Hawaiian Waters, LLC
14.	CLP Rapids Waterpark, LLC
15.	CLP Pacific Park, LLC
16.	CLP Palm Springs CA Waterpark, LLC
17.	CLP Phoenix AZ Waterpark, LLC

Schedule 7

TRS Subsidiaries

TRS Owner	TRS Subsidiary
CLP Snoqualmie, LLC	CLP Snoqualmie TRS Corp.
CLP Sierra, LLC	CLP Sierra TRS Corp.
CLP Loon Mountain, LLC	CLP Loon Mountain TRS Corp.
CLP Brighton, LLC	CLP Brighton TRS Corp.
CLP Mountain High, LLC	CLP Mountain High TRS Corp.
CLP Stevens Pass, LLC	CLP Stevens Pass TRS Corp.
CLP Crested Butte, LLC	CLP Crested Butte TRS Corp.

Annex B

CNL LIFESTYLE PROPERTIES, INC.

PLAN OF COMPLETE LIQUIDATION AND DISSOLUTION

1. Approval and Effectiveness of Plan. This Plan of Complete Liquidation and Dissolution (the “Plan”) of CNL Lifestyle Properties, Inc., a Maryland corporation (the “Corporation”), has been approved by the Board of Directors of the Corporation (the “Board”) as being advisable and in the best interests of the Corporation and its stockholders (the “Stockholders”). The Board has directed that the Plan be submitted to the Stockholders for approval. The Plan shall become effective upon approval of the Plan by the Stockholders. The date of the Stockholders’ approval is hereinafter referred to as the “Effective Date.”

2. Voluntary Liquidation and Dissolution. On and after the Effective Date, the Corporation shall voluntarily liquidate and dissolve in accordance with Section 331 of the Internal Revenue Code of 1986, as amended, and the Maryland General Corporation Law (the “MGCL”). Pursuant to the Plan, the proper officers of the Corporation shall perform such acts, execute and deliver such documents, and do all things as may be reasonably necessary or advisable to complete the liquidation and dissolution of the Corporation, including, but not limited to, the following: (a) promptly wind up the Corporation’s affairs, collect its assets and pay or provide for its liabilities (including contingent liabilities); (b) sell or exchange any and all property of the Corporation at public or private sale; (c) prosecute, settle or compromise all claims or actions of the Corporation or to which the Corporation is subject; (d) declare and pay to or for the account of the Stockholders, at any one or more times as they may determine, liquidating distributions in cash, kind or both; (e) cancel all outstanding shares of stock of the Corporation upon the payment of such liquidating distributions; (f) execute for or on behalf of the Corporation, in its corporate name and under its corporate seal, those contracts of sale, deeds, assignments, notices and other documents as may be necessary, desirable or convenient in connection with the carrying out of the liquidation and dissolution of the Corporation; (g) execute for or on behalf of the Corporation, in its corporate name and under its corporate seal, such forms and documents as are required by the State of Maryland, any jurisdiction in which the Corporation has been qualified to business and the Federal government, including tax returns; and (h) pay all costs, fees and expenses, taxes and other liabilities incurred by the Corporation and/or its officers in carrying out the liquidation and dissolution of the Corporation.

3. Sales of Assets.

(a) The Corporation is authorized to sell, and to cause its subsidiaries to sell, upon such terms as may be deemed advisable, any or all of their respective assets for cash, notes, redemption of equity or such other assets as may be conveniently liquidated or distributed to the Stockholders.

(b) The Corporation shall not authorize or transfer assets pursuant to any sale agreement between the Corporation or its subsidiaries, on the one hand, and an affiliate of the Corporation or its subsidiaries, on the other hand, unless a majority of directors, including a majority of independent directors, not otherwise interested in the transaction determine that the transaction is fair and reasonable to the Corporation or its subsidiaries, as the case may be.

4. Reserve Fund. The Corporation is authorized, but not required, to establish one or more reserve funds, in a reasonable amount and as may be deemed advisable, to meet known liabilities and liquidating expenses and estimated, unascertained or contingent liabilities and expenses. Creation of a reserve fund may be accomplished by a recording in the Corporation’s accounting ledgers of any accounting or bookkeeping entry which indicates the allocation of funds so set aside for payment. The Corporation is also authorized, but not required, to create a reserve fund by placing cash or property in escrow with an escrow agent for a specified term together with payment instructions. Any undistributed amounts remaining in such an escrowed reserve fund at the end of its term shall be returned to the Corporation, the liquidating trust referred to below or such other successor-in-interest to the Corporation as may then exist or, if no such entity is then in existence, shall be delivered to the abandoned property unit of the Maryland State Comptroller’s office. The Corporation may also create a reserve fund by any other reasonable means.

6. Insurance Policies. The Corporation is authorized, but not required, to procure one or more insurance policies, in a reasonable amount and as may be deemed advisable, to cover unknown or unpaid liabilities and liquidating expenses and unascertained or contingent liabilities and expenses.

7. Articles of Dissolution. Upon assignment and conveyance of the assets of the Corporation to the Stockholders, in complete liquidation of the Corporation as contemplated by Sections 2 and 3 above, and the taking of all actions required under the laws of the State of Maryland in connection with the liquidation and dissolution of the Corporation, the proper officers of the Corporation are authorized and directed to file articles of dissolution with the State Department of Assessments and Taxation of Maryland (the “Department”) pursuant to Section 3-407 of the MGCL and to take all other appropriate and necessary action to dissolve the Corporation under Maryland law. Prior to filing articles of dissolution, the Corporation shall give notice to its known creditors and employees as required by Section 3-404 of MGCL (alternatively, the Board may determine that the Corporation has no employees or known creditors) and satisfy all other prerequisites to such filing under Maryland law. Upon the Department’s acceptance of the articles of dissolution for record, as provided by Section 3-408(a) of the MGCL, the Corporation shall be dissolved.

8. Effect and Timing of Distributions. Upon the complete distribution of all assets of the Corporation (the “Final Distribution”) to the holders of outstanding shares of common stock, par value $0.01 per share, of the Corporation (the “Common Stock”) and the dissolution of the Corporation as contemplated by Section 6 above, all such shares of Common Stock shall be canceled and no longer deemed outstanding and all rights of the holders thereof as Stockholders shall cease and terminate. The Corporation shall use commercially reasonable efforts to cause the liquidation and dissolution of the Corporation to occur and to make the Final Distribution to holders of outstanding shares of Common Stock no later than the second anniversary of the Effective Date.

9. Final Distribution as Distribution in Kind of Liquidating Trust Beneficial Interests. In the event that the Board deems it necessary or advisable in order to preserve the Corporation’s status as a REIT or otherwise avoid the payment of income tax, the Board deems it necessary or advisable in order to enable the Corporation to terminate its obligation to file quarterly reports and audited annual financial statements with the Securities and Exchange Commission (the “Commission”) or the Board determines it is otherwise advantageous or appropriate to do so, the Board may cause the Corporation to make the Final Distribution as a distribution in kind of beneficial interests in a trust (the “Liquidating Trust”), at such time as the Board deems appropriate in its sole discretion, substantially as follows:

(a) The Corporation may create the Liquidating Trust under Maryland statutory or common law and may transfer and assign to the Liquidating Trust all of the assets of the Corporation and its subsidiaries of every sort whatsoever, including their unsold properties, assets, claims, contingent claims and causes of action, subject to all of their unsatisfied debts, liabilities and expenses, known or unknown, contingent or otherwise. From and after the date of such transfer and assignment of assets (subject to liabilities) to the Liquidating Trust, the Corporation and its subsidiaries shall have no interest of any character in and to any such assets and all of such assets shall thereafter by held by the Liquidating Trust.

(b) Simultaneously with such transfer and assignment, shares of beneficial interest in the Liquidating Trust shall be deemed to be distributed to each holder of shares of Common Stock, all of whom shall automatically and without any need for notice or presentment be deemed to hold corresponding shares of beneficial interest in the Liquidating Trust. Such distribution of shares of beneficial interest in the Liquidating Trust shall constitute the Final Distribution of all of the assets of the Corporation to the Stockholders under Section 8 above.

(c) The initial trustees of the Liquidating Trust shall be designated by the Board.

(d) The declaration of trust or other instrument governing the Liquidating Trust (the “Declaration of Trust”) shall provide, among other things, that, immediately following such transfer, assignment and distribution, each share of beneficial interest in the Liquidating Trust shall have a claim upon the assets of the Liquidating Trust that is the substantial economic equivalent of the claims each share of Common Stock had upon the assets of the Corporation immediately prior to the transfer, assignment and distribution. The Declaration of Trust shall further provide that the Liquidating Trust’s activities shall be limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of beneficial interests in the Liquidating Trust, temporarily investing such proceeds and collecting income therefrom, providing for the debts, liabilities and expenses of the Corporation, making liquidating distributions to the holders of shares of beneficial interest in the Liquidating Trust and taking other actions as may be deemed necessary or appropriate by the trustees to conserve and protect the assets of the Liquidating Trust and provide for the orderly liquidation thereof.

(e) Approval of the Plan shall constitute the approval by the Stockholders of the transfer and assignment to the Liquidating Trust, the form and substance of the Declaration of Trust as approved by the Board and the appointment of trustees selected by the Board.

10. Termination of Exchange Act Registration. Immediately prior to any transfer to the Liquidating Trust, or at such other time as the Board considers appropriate, the Board and the proper officers of the Corporation are authorized to cause the Corporation to file a Form 15 (or take other appropriate action) to terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.

11. Interpretation; General Authority. The Board, the trustees of the Liquidating Trust and the proper officers of the Corporation are hereby authorized to interpret the provisions of the Plan and are hereby authorized and directed to take such actions, to give such notices to creditors, stockholders and governmental entities, to make such filings with governmental entities and to execute such agreements, conveyances, assignments, transfers, certificates and other documents, as may, in their judgment, be necessary or advisable in order to wind up expeditiously the affairs of the Corporation and complete the liquidation and dissolution thereof, including, without limitation: (a) the execution of any contracts, deeds, assignments or other instruments necessary or appropriate to sell or otherwise dispose of any or all property of the Corporation, its subsidiaries or the Liquidating Trust, whether real or personal, tangible or intangible; (b) the appointment of other persons to carry out any aspect of the Plan; and (c) the temporary investment of funds in such medium as the Board or the trustees of the Liquidating Trust may deem appropriate.

12. Director Compensation. The independent members of the Board shall continue to receive compensation until the Final Distribution, provided that they remain members of the Board.

13. Indemnification. The Corporation shall reserve sufficient assets and/or obtain or maintain such insurance (including, without limitation, directors and officers insurance) as shall be necessary or advisable to provide the continued indemnification of the directors, officers and agents of the Corporation and such other parties whom the Corporation has agreed to indemnify, to the maximum extent provided by the charter and bylaws of the Corporation, any existing indemnification agreement to which the Corporation is a party and applicable law. At the discretion of the Board, such insurance may include coverage for the periods after the dissolution of the Corporation, including periods after the termination of any Liquidating Trust, and may include coverage for trustees, officers, employees and agents of such Liquidating Trust.

14. Governing Law. The validity, interpretation and performance of the Plan shall be controlled by and construed under the laws of the State of Maryland.

15. Abandonment of Plan of Liquidation; Amendment. The Board may terminate the Plan for any reason. Notwithstanding approval of the Plan by the Stockholders, the Board or the trustees of the Liquidating Trust may modify or amend the Plan without further action by or approval of the Stockholders to the extent permitted under then current law.

Annex C

ROBERT A. STANGER & CO., INC.	1129 Broad Street, Suite 201 Shrewsbury, New Jersey 07702-4314 (732) 389-3600 FAX: (732) 389-1751

Special Committee of

The Board of Directors of

CNL Lifestyle Properties, Inc.

450 South Orange Avenue

Orlando, Florida 32801

Gentlemen:

You have advised Robert A. Stanger & Co., Inc. (“Stanger”) that CNL Lifestyle Properties, Inc. (the “Company”) is contemplating entering into a purchase and sale agreement (the “Purchase Agreement”) by and among the Company and certain of its wholly owned affiliates, EPR Properties, a Maryland real estate investment trust (“EPR”) and Ski Resort Holdings LLC, a Delaware limited liability company and an affiliate of Och-Ziff Real Estate (“Ski Resort Holdings” and, collectively, EPR and Ski Resort Holdings are the “Buyer”). We have been advised that pursuant to the Purchase Agreement, the Buyer will acquire 100% of the Company’s ownership interest in a portfolio of properties (the “Properties”) comprised of 16 ski resort properties and 20 attraction properties (the “Transaction”). We have been advised that the purchase price for the Properties in the Transaction is $830,000,000 payable $182,600,000 in cash less the outstanding principal amount of any assumed debt (currently anticipated to be the debt associated with the Magic Springs property, with a current balance of approximately $1,421,000) and $647,400,000 in shares of common stock, par value $0.01 per share (“Common Shares”) of EPR (collectively, the “Consideration”) and that the Consideration will be adjusted to reflect closing pro-rations and adjustments. We have been advised that the number of Common Shares to be issued as part of the Consideration will be equal to the quotient of (i) $647,400,000 divided by (ii) the volume weighted average closing NYSE price per share (“VWAP”) of the Common Shares for the ten day period ending two days prior to the closing of the Transaction, subject to a floor price of $68.25 per share and a ceiling price of $82.63 per share, as defined in the Purchase Agreement.

We have also been advised that certain ski properties are subject to certain rights of first refusal, rights of first offer or purchase option rights of tenants (the “Tenant Rights”) to purchase the applicable property (or portion thereof) in the event of a sale or transfer, and if any of those Tenant Rights are exercised, the applicable property (or portion thereof) will be excluded from the properties purchased by the Buyer and the amount paid by the Buyer will be reduced, with such reduction being equally offset by the net amount received by the Company from the Tenant Rights holders, changing the source of a portion of the Consideration but leaving the amount of the Consideration unchanged. We have been further advised that the Transaction is conditioned upon the approval of the stockholders of the Company and if the Company’s stockholders do not approve the Transaction, the Company or the Buyer may terminate the Purchase Agreement, in which event the Company will reimburse the Buyer for their expenses in connection with the Transaction, up to $6,500,000. We have additionally been advised that the Company will pay a $25,000,000 termination fee under certain circumstances as set forth in the Purchase Agreement, including if the Company terminates the Purchase Agreement to enter into an alternative acquisition agreement. We have also been advised that the Buyer has guaranteed a $60,000,000 reverse termination fee in the event the Buyer defaults in its obligation to complete the Transaction in accordance with the terms of the Purchase Agreement.

The Special Committee (the “Special Committee”) of the Board of Directors of the Company has requested that Robert A. Stanger & Co., Inc. (“Stanger”) render an opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be received by the Company in the Transaction.

ROBERT A. STANGER & CO., INC.

Stanger, founded in 1978, has provided information, research, financial advisory and consulting services to clients located throughout the United States, including major New York Stock Exchange member firms, insurance companies, and over seventy companies engaged in the management and operation of partnerships and real estate investment trusts. The financial advisory activities of Stanger include mergers and acquisitions, advisory and fairness opinion services, asset and securities valuations, industry and company research and analysis, litigation support and expert witness services in connection with both publicly registered and privately placed securities transactions.

Stanger, as part of its financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, and reorganizations and for estate, tax, corporate and other purposes. In particular, Stanger’s valuation practice principally involves real estate investment trusts and real estate partnerships and the assets typically owned through such entities including, but not limited to, real properties and property interests.

In the course of our review to render this opinion, we have, among other things:

•	reviewed a draft copy of the Purchase Agreement, which the Company indicated to be in substantially the form intended to be entered into by the parties;

•	reviewed the trailing twelve month and three year and five year reported earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and EBITDA adjusted to add back lease payments to the Company (“EBITDAR”) for each of the Properties as provided by the Company;

•	reviewed terms and current rent levels of leases encumbering the Properties that are leased, as provided by the Company;

•	reviewed five-year projections for the Properties prepared by the Company and the Advisor (as defined below);

•	reviewed the recent historical capital expenditures and the most recent third-party property condition reports or summaries for each of the Properties;

•	conducted a site visit of each of the Properties;

•	reviewed certain precedent sale transactions involving ski and attractions assets;

•	reviewed third-party appraisals of the Properties as prepared by CBRE, Inc., with an effective date of December 31, 2015, which the Company advised were the most recent available;

•	reviewed the marketing efforts undertaken and the offers received with representatives of the Company and Jefferies LLC, the Company’s financial advisor;

•	interviewed industry participants regarding the acquisition parameters for ski and attraction properties;

•	reviewed the annual financial statements of the Company for 2013, 2014, and 2015 as filed with the Securities and Exchange Commission (“SEC”) on Form 10-K and for the period ending June 30, 2016 as filed with the SEC on Form 10-Q;

•	reviewed the annual financial statements of EPR for 2013, 2014 and 2015 as filed with the SEC on Form 10-K and for the period ending June 30, 2016 as filed with the SEC on Form 10-Q;

•	reviewed the trading history of the Common Shares during 2016 through 11-1-16; and

•	conducted such other analyses and inquiries as Stanger deemed appropriate.

In conducting our review and in rendering this opinion, we have assumed with your consent that the Purchase Agreement will not, when executed, differ in any material respect from the draft thereof which we have reviewed and that the Transaction will be consummated in accordance with the terms of the Purchase Agreement. In rendering this opinion, we have been advised that we may rely upon, and therefore have relied upon and

ROBERT A. STANGER & CO., INC.

assumed, without independent verification, the accuracy and completeness in all material respects of all financial and other information furnished or otherwise communicated to us by or on behalf of the Company and CNL Lifestyle Advisor Corporation (the “Advisor”, and together with the Company the “CNL Parties”). We have not performed an independent appraisal, engineering, structural or environmental study of the Properties and we have relied upon the representations of the CNL Parties and their representatives regarding the physical condition and capital expenditure requirements of the Properties. We have also relied on the assurance of the CNL Parties that any pro forma financial statements, projections, budgets, tax estimates, value estimates or adjustments, or summaries of the provisions of the existing leases provided or communicated to us were reasonably prepared on bases consistent with actual historical experience and reflect the best currently available estimates and good faith judgments of the CNL Parties; that no material change has occurred in the information reviewed between the date such information was provided and the date of this letter; and that the CNL Parties are not aware of any information or facts that would cause the information supplied to us to be incomplete or misleading in any material respect. Nothing has come to our attention that would lead us to believe that any of the foregoing is incorrect, incomplete or misleading in any material respect.

We have not been engaged to, and therefore did not: (i) appraise the Properties or any other assets or liabilities associated with the Properties or the Transaction; (ii) select the method of determining the type or amount of Consideration to be paid in the Transaction; (iii) make any recommendation to the Special Committee, the Board of Directors or the Company’s stockholders with respect to whether or not to pursue the Transaction, whether to accept or reject the Transaction, the amount or form of Consideration to be received in the Transaction, the assets and liabilities to be sold or repaid in connection with the Transaction, or the impact, tax or otherwise, of acceptance or rejection of the Transaction; (iv) express any opinion as to (a) the business decision to pursue the Transaction, or alternatives to the Transaction, or the future operations and financial performance of the Company; (b) the amount or allocation of expenses and closing adjustments relating to the Transaction; (c) any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals; or (d) any terms of the Transaction other than the fairness, from a financial point of view, to the stockholders of the Company of the Consideration to be received by the Company in the Transaction; or (v) opine as to the fairness of the amount or the nature of any compensation to any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the compensation to the Company.

Our opinion is based on business, economic, real estate and securities markets, and other conditions as they existed and could be evaluated on the date of this opinion and addresses the Consideration to be received by the Company pursuant to the Purchase Agreement as of the date hereof. Events occurring after that date may materially affect the assumptions used in preparing this opinion.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that as of the date hereof, the Consideration to be received by the Company in the Transaction is fair, from a financial point of view, to the Company.

This opinion has been approved by our Opinion Committee. This opinion is not intended to be and does not constitute a recommendation to the Company to enter into the Purchase Agreement.

Stanger has been paid fees in connection with this opinion, none of which are contingent upon the closing of any transaction or our findings with respect to fairness. The Company has also agreed to pay certain expenses and indemnify us against certain liabilities in connection with our engagement and the services rendered with respect to this opinion. In connection with providing this opinion, we served as a financial advisor to the Special Committee. During the past two years, the Special Committee engaged Stanger to provide financial advisory services and have paid fees to Stanger. The Advisor has also paid customary payments for subscriptions to certain Stanger industry publications.

ROBERT A. STANGER & CO., INC.

This letter does not purport to be a complete description of the analyses performed or the matters considered in rendering this opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. We have advised the Company that our entire analysis must be considered as a whole and that selecting portions of our analysis and the factors considered by us, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying this opinion. In rendering this opinion, judgment was applied to a variety of complex analyses and assumptions. The assumptions made and the judgments applied in rendering this opinion are not readily susceptible to partial analysis or summary description.

Yours truly,

/s/ Robert A. Stanger & Co., Inc.

Robert A. Stanger & Co., Inc.

November 2, 2016

Annex D

Jefferies LLC 520 Madison Avenue New York, NY 10022 www.jefferies.com

November 1, 2016

The Board of Directors

The Special Committee of the Board of Directors

CNL Lifestyles Properties, Inc.

450 South Orange Avenue

Orlando, Florida 32801

Members of the Board and of the Special Committee of the Board:

We understand that CNL Lifestyles Properties, Inc. (“CNL”) and certain of its subsidiaries, EPR Properties (“Attractions Purchaser”) and Ski Resort Holdings LLC (“Ski Purchaser” and together with Attractions Purchaser, the “Purchasers”), propose to enter into a Purchase and Sale Agreement (the “Purchase Agreement”), pursuant to which, the Purchasers will purchase substantially all of the assets (including subsidiary equity interests) (other than certain excluded assets as set forth in the Purchase Agreement) of CNL and its subsidiaries, taken as a whole, and the Purchasers will assume liabilities (other than certain excluded liabilities as set forth in the Purchase Agreement) of CNL and certain of its subsidiaries and the Purchasers together will pay aggregate consideration to CNL consisting of cash (in US$ and CDN$) and common stock, par value $0.01 per share, of the Attractions Purchaser (“Attractions Purchaser Common Shares”), subject to adjustment as set forth in the Purchase Agreement (the “Transaction”), which net aggregate consideration, at your direction, we have assumed will provide net proceeds to CNL of US$830,000,000 (the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Purchase Agreement.

You have asked for our opinion as to whether the Consideration, taken as a whole, to be received by CNL pursuant to the Purchase Agreement is fair, from a financial point of view, to CNL.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated October 29, 2016 of the Purchase Agreement;

(ii)	reviewed certain publicly available financial and other information about CNL and the Attractions Purchaser;

(iii)	reviewed certain information furnished to us by CNL’s management and Attractions Purchaser’s management, including financial forecasts and analyses, relating to the business, operations and prospects of CNL and Attractions Purchaser, respectively;

(iv)	held discussions with members of senior management of CNL and Attractions Purchaser concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed certain financial information and valuation multiples of certain other publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by CNL or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of CNL that it is not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect meaningful to our opinion. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of, nor did we conduct a physical inspection of any of the properties or facilities of, CNL, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. CNL has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CNL as to the future financial performance of CNL. We express no opinion as to CNL’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting CNL, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to CNL, its Board of Directors and the Special Committee of its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Purchase Agreement to CNL and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to CNL or any holder of CNL common stock. We have assumed that the final form of the Purchase Agreement will be substantially similar to the last draft reviewed by us and that the Transaction will be consummated in accordance with its terms, without waiver, modification, or amendment of any term, condition or agreement set forth in the Purchase Agreement and in compliance with all applicable laws, documents and other requirements. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect that is meaningful to our analysis on CNL, Attractions Purchaser, Ski Purchaser, their respective businesses or the contemplated benefits of the Transaction.

It is understood that our opinion is for the use and benefit of the Board of Directors of CNL and the Special Committee of the Board of Directors of CNL (in their capacities as such) in their consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Purchase Agreement as compared to any alternative transaction or opportunity that might be available to CNL, nor does it address the underlying business decision to engage in the Transaction or the terms of the Purchase Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of CNL common stock should vote on the Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of CNL, other than CNL. We express no opinion as to the price at which shares of CNL common stock or Attractions Purchaser Common Shares will trade at any time. We express no view or opinion as to the foreign currency exchange rate between United States dollars and Canadian dollars at any time. Our opinion addresses the aggregate Consideration, taken as a whole. We express no view or opinion as to the various components of the Consideration or the calculation and adjustment thereof. Our opinion does not address any distribution or consideration to the holders of CNL common stock. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of CNL’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by CNL to act as its financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. CNL has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to CNL and have received fees in connection with such services. In the ordinary course of our business, we and our affiliates may trade or hold securities of CNL, Attractions Purchaser and Och-Ziff Capital Management Group LLC (the controlling equity holder of Ski Purchaser) (“Och-Ziff”) and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to CNL, Attractions Purchaser, Och-Ziff and certain of its affiliates and their affiliated funds’ respective majority controlled portfolio companies or entities that are affiliated with CNL or Attractions Purchaser, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with CNL, our opinion may not be used or referred to by CNL, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by CNL pursuant to the Purchase Agreement is fair, from a financial point of view, to CNL.

Very truly yours,

/s/ JEFFERIES LLC

JEFFERIES LLC

Annex E

MARYLAND GENERAL CORPORATION LAW — TITLE 3, SUBTITLE 2

MD Code, Corporations and Associations, § 3-201

§ 3-201. Definition of successor

(a) In this subtitle the following words have the meanings indicated.

(b) “Affiliate” has the meaning stated in § 3-601 of this title.

(c) “Associate” has the meaning stated in § 3-601 of this title.

(d) “Beneficial owner”, when used with respect to any voting stock, means a person that:

(1) Individually or with any of its affiliates or associates, beneficially owns voting stock, directly or indirectly;

(2) Individually or with any of its affiliates or associates, has:

(i) The right to acquire voting stock (whether the right is exercisable immediately or within 60 days after the date on which beneficial ownership is determined), in accordance with any agreement, arrangement, or understanding, on the exercise of conversion rights, exchange rights, warrants, or options, or otherwise; or

(ii) Except solely by virtue of a revocable proxy, the right to vote voting stock in accordance with any agreement, arrangement, or understanding; or

(3) Except solely by virtue of a revocable proxy, has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of voting stock with any other person that beneficially owns, or the affiliates or associates of which beneficially own, directly or indirectly, the voting stock.

(e) “Executive officer” means a corporation’s president, any vice president in charge of a principal business unit, division, or function, such as sales, administration, or finance, any other person who performs a policy making function for the corporation, or any executive officer of a subsidiary of the corporation who performs a policy making function for the corporation.

(f)(1) “Successor”, except when used with respect to a share exchange, includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

(2) “Successor”, when used with respect to a share exchange, means the corporation the stock of which was acquired in the share exchange.

(g) “Voting stock” has the meaning stated in § 3-601 of this title.

MD Code, Corporations and Associations, § 3-202

§ 3-202. Fair value, right to from successors

(a) Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor if:

(1) The corporation consolidates or merges with another corporation;

(2) The stockholder’s stock is to be acquired in a share exchange;

(3) The corporation transfers its assets in a manner requiring action under § 3-105(e) of this title;

(4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation;

(5) The transaction is governed by § 3-602 of this title or exempted by § 3-603(b) of this title; or

(6) The corporation is converted in accordance with § 3-901 of this title.

(b)(1) Fair value is determined as of the close of business:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the day notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

(2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

(3) In any transaction governed by § 3-602 of this title or exempted by § 3-603(b) of this title, fair value shall be value determined in accordance with the requirements of § 3-603(b) of this title.

(c) Unless the transaction is governed by § 3-602 of this title or is exempted by § 3-603(b) of this title, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if:

(1) Except as provided in subsection (d) of this section, any shares of the class or series of the stock are listed on a national securities exchange:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, on the date notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

(2) The stock is that of the successor in a merger, unless:

(i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

(ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

(3) The stock is not entitled, other than solely because of § 3-106 or § 3-106.1 of this title, to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

(4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

(5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

(d) With respect to a merger, consolidation, or share exchange, a stockholder of a Maryland corporation who otherwise would be bound by the terms of the transaction under subsection (c)(1) of this section may demand the fair value of the stockholder’s stock if:

(1) In the transaction, stock of the corporation is required to be converted into or exchanged for anything of value except:

(i) Stock of the corporation surviving or resulting from the merger, consolidation, or share exchange, stock of any other corporation, or depositary receipts for any stock described in this item;

(ii) Cash in lieu of fractional shares of stock or fractional depositary receipts described in item (i) of this item; or

(iii) Any combination of the stock, depositary receipts, and cash in lieu of fractional shares or fractional depositary receipts described in items (i) and (ii) of this item;

(2) The directors and executive officers of the corporation were the beneficial owners, in the aggregate, of 5 percent or more of the outstanding voting stock of the corporation at any time within the 1-year period ending on:

(i) The day the stockholders voted on the transaction objected to; or

(ii) With respect to a merger under § 3-106 or § 3-106.1 of this title, the effective date of the merger; and

(3) Unless the stock is held in accordance with a compensatory plan or arrangement approved by the board of directors of the corporation and the treatment of the stock in the transaction is approved by the board of directors of the corporation, any stock held by persons described in item (2) of this subsection, as part of or in connection with the transaction and within the 1-year period described in item (2) of this subsection, will be or was converted into or exchanged for stock of a person, or an affiliate of a person, who is a party to the transaction on terms that are not available to all holders of stock of the same class or series.

(e) If directors or executive officers of the corporation are beneficial owners of stock in accordance with § 3-201(d)(2)(i) of this subtitle, the stock is considered outstanding for purposes of determining beneficial ownership by a person under subsection (d)(2) of this section.

MD Code, Corporations and Associations, § 3-203

§ 3-203. Duties of objecting stockholders

Effective: October 1, 2014

(a) A stockholder of a corporation who desires to receive payment of the fair value of the stockholder’s stock under this subtitle:

(1) Shall file with the corporation a written objection to the proposed transaction:

(i) With respect to a merger under § 3-106 or § 3-106.1 of this title, within 30 days after notice is given or waived under § 3-106 or § 3-106.1 of this title; or

(ii) With respect to any other transaction, at or before the stockholders’ meeting at which the transaction will be considered or, in the case of action taken under § 2-505(b) of this article, within 10 days after the corporation gives the notice required by § 2-505(b) of this article;

(2) May not vote in favor of the transaction; and

(3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment.

(b) A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

MD Code, Corporations and Associations, § 3-204

§ 3-204. Effect of demand

A stockholder who demands payment for his stock under this subtitle:

(1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle; and

(2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

MD Code, Corporations and Associations, § 3-205

§ 3-205. Consent to demand withdrawal

A demand for payment may be withdrawn only with the consent of the successor.

MD Code, Corporations and Associations, § 3-206

§ 3-206. Restoration of stockholder rights

(a) The rights of a stockholder who demands payment are restored in full, if:

(1) The demand for payment is withdrawn;

(2) A petition for an appraisal is not filed within the time required by this subtitle;

(3) A court determines that the stockholder is not entitled to relief; or

(4) The transaction objected to is abandoned or rescinded.

(b) The restoration of a stockholder’s rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

MD Code, Corporations and Associations, § 3-207

§ 3-207. Successor’s duty, notice and offer

(a)(1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

(2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

(i) A balance sheet as of a date not more than six months before the date of the offer;

(ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

(iii) Any other information the successor considers pertinent.

(b) The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

MD Code, Corporations and Associations, § 3-208

§ 3-208. Petition for appraisal

(a) Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

(b)(1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

(2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

MD Code, Corporations and Associations, § 3-209

§ 3-209. Submission of certificate for notation

(a) At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

(b) If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

MD Code, Corporations and Associations, § 3-210

§ 3-210. Report of appraisers

(a) If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

(b) Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

(c) The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

(d)(1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

(2) Within 15 days after the report is filed, any party may object to it and request a hearing.

MD Code, Corporations and Associations, § 3-211

§ 3-211. Court order upon appraisers report

(a) The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

(1) Confirms, modifies, or rejects it; and

(2) If appropriate, sets the time for payment to the stockholder.

(b)(1) If the appraisers’ report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

(2) If the appraisers’ report is rejected, the court may:

(i) Determine the fair value of the stock and enter judgment for the stockholder; or

(ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

(c)(1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under § 3-202 of this subtitle.

(2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(d)(1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under § 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(2) Costs may not include attorney’s fees or expenses. The reasonable fees and expenses of experts may be included only if:

(i) The successor did not make an offer for the stock under § 3-207 of this subtitle; or

(ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

(e) The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

MD Code, Corporations and Associations, § 3-212

§ 3-212. Surrender of stock to successor

The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

(1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

(2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

MD Code, Corporations and Associations, § 3-213

§ 3-213. Rights of successor

(a) A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under § 3-202 of this subtitle.

(b) After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

(c) Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Trustees and Officers.

The Maryland REIT Law permits a REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent permitted by the MGCL for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with any proceeding to which they may be made, or are threatened to be made, a party by reason of their service in those capacities. However, a Maryland corporation is not permitted to provide this type of indemnification if the following is established:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Additionally, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of that corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of the following:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that this standard of conduct was not met.

EPR’s officers and trustees are and will be indemnified under EPR’s Declaration of Trust against certain liabilities. EPR’s Declaration of Trust provides that EPR will, to the maximum extent permitted by Maryland law in effect from time to time, indemnify: (a) any individual who is a present or former trustee or officer of EPR; or (b) any individual who, while a trustee or officer of EPR and at the request of EPR, serves or has served as a director, officer, shareholder, partner, trustee, employee or agent of any REIT, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprises against any claim or liability, together with reasonable expenses actually incurred in advance of a final disposition of a legal proceeding, to which such person may become subject or which such person may incur by reason of his or her status as such. EPR has the power, with the approval of EPR’s Board of Trustees, to provide such indemnification and advancement of expenses to a person who served a predecessor of EPR in any of the capacities described in (a) or (b) above and to any employee or agent of EPR or its predecessors.

EPR has also entered into indemnification agreements with EPR’s trustees and certain of its officers providing for procedures for indemnification by EPR to the fullest extent permitted by law and advancements by EPR of certain expenses and costs relating to claims, suits or proceedings arising from the respective trustee’s or officer’s service to EPR.

EPR has obtained trustees’ and officers’ liability insurance for the purpose of funding the provision of any such indemnification.

The SEC has expressed the opinion that indemnification of trustees, officers or persons otherwise controlling a company for liabilities arising under the Securities Act of 1933, as amended, is against public policy and is therefore unenforceable.

Item 21.	Exhibits.

See exhibits listed on the Exhibit Index following the signature page of this Form S-4, which is incorporated herein by reference.

Item 22.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x), for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date it is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or the prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer to sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424:

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)	The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on this 13th day of January, 2017.

EPR PROPERTIES,
a Maryland real estate investment trust

By:	/s/ Craig L. Evans
Name:	Craig L. Evans
Title:	Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

By:	* Robert J. Druten	Chairman of the Board of Trustees	January 13, 2017

By:	* Gregory K. Silvers	President, Chief Executive Officer (Principal Executive Officer) and Trustee	January 13, 2017

By:	* Mark A. Peterson	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	January 13, 2017

By:	* Tonya L. Mater	Vice President and Chief Accounting Officer (Principal Accounting Officer)	January 13, 2017

By:	* Thomas M. Bloch	Trustee	January 13, 2017

By:	* Barrett Brady	Trustee	January 13, 2017

By:	* Peter C. Brown	Trustee	January 13, 2017

By:	* Jack A. Newman, Jr.	Trustee	January 13, 2017

By:	* Robin P. Sterneck	Trustee	January 13, 2017

*By:	/s/ Craig L. Evans Craig L. Evans, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Purchase and Sale Agreement by and among CNL Lifestyle Properties, Inc., CLP Partners LP, EPR Properties, Ski Resort Holdings LLC and the other Sellers named therein, dated as of November 2, 2016 (included as Annex A to the proxy statement/prospectus forming a part of the Registration Statement and incorporated herein by reference)

3.1	Composite of Amended and Restated Declaration of Trust of EPR Properties, as amended (inclusive of all amendments through November 12, 2012), which is attached as Exhibit 3.1 to EPR Properties’ Annual Report on Form 10-K (Commission File No. 001-13561) filed February 27, 2013, is hereby incorporated by reference as Exhibit 3.1

3.2	Articles of Amendment of Amended and Restated Declaration of Trust of EPR Properties, which is attached as Exhibit 3.1 to EPR Properties’ Current Report on Form 8-K (Commission File No. 001-13561) filed May 12, 2016, is hereby incorporated by reference as Exhibit 3.2

3.3	Amended and Restated Bylaws of EPR Properties, which is attached as Exhibit 3.8 to EPR Properties’ Annual Report on Form 10-K (Commission File No. 001-13561) filed February 25, 2015, is hereby incorporated by reference as Exhibit 3.3

5.1	Opinion of Stinson Leonard Street LLP regarding legality*

8.1	Opinion of Stinson Leonard Street LLP regarding tax matters*

10.1	Joint Buyers Agreement by and between EPR Properties and Ski Resort Holdings LLC, dated as of November 2, 2016, which is attached as Exhibit 10.1 to EPR Properties’ Current Report on 8-K (Commission File No. 001-13561) filed November 3, 2016, is hereby incorporated by reference as Exhibit 10.1

21.1	Subsidiaries of the registrant**

23.1	Consent of KPMG LLP*

23.2	Consent of PricewaterhouseCoopers LLP*

23.3	Consent of Stinson Leonard Street LLP (included in Exhibits 5.1 and 8.1)*

24.1	Power of Attorney (included on signature page)**

99.1	Consent of Robert A. Stanger & Co., Inc.**

99.2	Consent of Jefferies LLC**

99.3	Form of Proxy*

*	Filed herewith.
**	Previously filed with EPR Properties’ Registration Statement on Form S-4 on December 14, 2016.